Form 20-F
period 1998-03-31
DRANSFIELD CHINA PAPER CORP
filed 1998-09-18
CIK 1021126

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 1998


                        Commission file number 000-21919

                       DRANSFIELD CHINA PAPER CORPORATION
             (Exact name of Registrant as specified in its charter)



                     Territory of the British Virgin Islands
                 (Jurisdiction of incorporation or organization)

               8th Floor, North Wing, Kwai Shun Industrial Centre
                      51-63 Container Port Road, Kwai Chung
                        New Territories, Hong Kong, China



Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                        Common Stock - 15,585,000 Shares



         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes   X                   No
                     ------                   ------

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X                Item 18
       ------                   ------

                                TABLE OF CONTENTS


Item 1.           Description of Business                                                                                      1

Item 2.           Description of Property                                                                                      4

Item 3.           Legal Proceedings                                                                                            5

Item 4.           Control of Registrant                                                                                        5

Item 5.           Nature of Trading Market                                                                                     5

Item 6.           Exchange Controls and Other Limitations Affecting
                  Security Holders                                                                                             6

Item 7.           Taxation                                                                                                     8

Item 8.           Selected Financial Data                                                                                      9

Item 9.           Management's Discussion and Analysis of Financial
                  Conditions and Results of Operations                                                                        11

Item 10.          Directors and Officers of the Company                                                                       23

Item 11.          Compensation of Directors and Officers                                                                      26

Item 12.          Options to Purchase Securities from the Company                                                             26

Item 13.          Interest of Management in Certain Transactions                                                              27

Item 14.          Description of Securities to be Registered                                                                  28

Item 15.          Defaults Upon Senior Securities                                                                             28

Item 16.          Changes in Securities and Changes in Security for
                  Registered Securities                                                                                       28

Item 17.          Financial Statements                                                                                        28

Exhibit List                                                                                                                  28

SIGNATURES                                                                                                                    29

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         The Company is currently a 95.8%-owned subsidiary of Dransfield Holdings Limited ("Dransfield Holdings"), a Cayman Islands company which was founded by Sir Kenneth Fung, CBE, JP, in the 1940s to market and to distribute consumer products in Hong Kong. Dransfield Holdings has three business divisions
- a paper business conducted by the Company, which bought and sold a Proctor & Gamble "Tempo" brand-name paper handkerchief, which the Company distributed to retailers until June 1997, and which business division is expanding its operations to include paper manufacturing and distribution of its own brand-name paper products; a food and beverage division which has breweries in China and the United Kingdom and an edible oil factory in China, and which distributes alcoholic and non-alcoholic beverages in Hong Kong; and a logistics and services division which provides warehousing, deliveries, repair, exhibition and buying-program services to affiliated and non-affiliated companies in Hong Kong and China. The service division now includes a small consumer electronics department which distributes household appliances under the brand names of "Turbo" and "D&F".

         The Company's parent, Dransfield Holdings, has been listed on the Hong Kong Stock Exchange since April 1993.

         The business of the Company was conducted until February 26, 1997, by Dransfield Paper Holdings Limited ("Dransfield Paper"), which merged with the Company on that date.

         The purpose of the merger was to transfer, from the Hong Kong Stock Exchange to the Nasdaq Stock Market in the U.S., Dransfield Holdings' equity in its paper business division. The paper business dates back to 1975, when A Dransfield & Co. Ltd., a wholly-owned subsidiary of Dransfield Holdings, secured the exclusive distribution for Tempo paper handkerchiefs in Hong Kong and Macau. In 1994 Dransfield Paper, before its merger with the Company, succeeded to this business from its sister company and continued to develop a substantial distribution network principally through supermarkets, drug stores and newspaper stands for Tempo handkerchiefs.

         The Company's earlier ability to consistently achieve market share of more than 40% of the paper handkerchiefs market in Hong Kong, through its sales of Tempo-brand handkerchiefs, represented an excellent base for the Company's preparation to manufacture and distribute its own "D&F" branded paper products, which distribution commenced in August 1997. In June 1997, the Company ceased distributing the Proctor & Gamble's Tempo product. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Outlook."

         In November 1994, the Company undertook to establish business contacts and to gain experience in buying waste paper, which it did both on an indent basis (a pre-sold basis) and on an agency basis, all in support of its plan to expand its business to that of an integrated manufacturer and distributor of hygienic paper products for consumers. See below, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Sales, and Outlook." This paper merchanting operation was organized through the formation of a subsidiary company named C.S. Paper Holdings (International) Limited, which conducted the following operations:

         o A paper agency company, Central National Hong Kong Limited, through a joint venture with Central National Gottesman, Inc., a U.S. company, which was sold pursuant to an agreement dated March 27, 1997, to one of its beneficial owners, and

         o A paper trading company in Hong Kong, Dransfield Paper (HK) Trading Limited, which sold and still sells packaging grade papers on an indent basis or from stock.

         In August 1997, the Company commenced production of its D&F brand-name paper products at a paper converting facility it established situated in Conghua in the city of Guangzhou, Guangdong Province in Southern China - a major step in its plan to expand its operations to those of a vertically-integrated hygienic paper producer and distributor in some of the largest population and fastest growing economies of China as well as in Hong Kong. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Outlook."

THE PAPER INDUSTRY IN CHINA

         China has more than 5,000 paper mills with the majority of them producing less than 10,000 metric tons a year. In 1996 there were an estimated 28 million metric tons of paper and paper boards produced and approximately 1.8 million metric tons of hygienic paper produced by these paper mills.

         Annual per capita consumption of hygienic paper in China is only a small fraction of that in the West. For instance, the annual per capita consumption of hygienic paper in the U.S. is 18.6 kilograms, in Hong Kong is 5 kilograms, and in China is slightly more than 1 kilogram.

         It is the Company's belief that most of the paper mills that are producing hygienic paper in China are under-financed, poorly managed, and producing low-quality products. The Company is building two paper mills that target the medium- and premium-quality paper products markets in which, the Company believes, there is little competition. The only competition in these markets from an international company is Scott Shanghai (now owned by Kimberly-Clark), which has a plant with an output of 14,000 metric tons a year.

         Despite recent double-digit economic growth in China and projected annual growth of 8%, the Company's management assumes that the majority of consumers in China will not afford themselves the luxury and expense of hygiene paper products sold at premium prices for several more years to come. Nevertheless, the Company proposes to position itself in the premium-priced products market at the same time it develops the medium-priced and medium-quality market, because of the huge size of these two markets. The paper market targeted by the Company covers 10% of the population of China, which is equivalent to a market base almost half the size of that of the U.S.

DEPENDENCE ON MAJOR CUSTOMERS AND SUPPLIERS. The Company distributes its paper products through two sister companies, Dransfield Trading Limited and Dransfield Pacific Limited, neither of which relies on any single customer for 10% or more of its consolidated revenues. It does not have and does not anticipate significant backlogs, because orders are usually met out of stock within four days after receipt of an order. The indent business consists of orders received in advance at least 30 days on a back-to-back basis. The Company did depend entirely on Proctor & Gamble and its manufacturers for the supply of Tempo paper handkerchiefs the Company distributed, but this business activity ceased in June 1997.

         As for business in the PRC, because raw materials are subject to import duty, profits could be affected for a short period of time when the government raises the duty. However, the current direction of the PRC government is for a reduction in duties, not an increase.

RESEARCH AND DEVELOPMENT. The Company has not incurred any significant expenditures on research and development activities.

ENVIRONMENTAL CONTROLS. It is anticipated that the Chinese Government will increase its requirements for environmental controls. With this in mind, the Company is installing and employing environmental control standards that meet U.S. standards, which are higher than those currently required by the PRC.

         With respect to Paper Mill No. 2, the environmental controls proposed by and being installed by the Company have been approved by the Provincial authorities and the Central Government. The paper mills will use an enzymatic process as the deinking agent, which employs a biological agent rather than the traditional chemical process. Approximately 90% less chemicals will be used. The entire deinking process has been designed by in-house U.S. and European experts assisted by an independent consultant. The effluent output is mostly clay, which can be used as a construction material, and the effluent water will be treated in lagoons. Similar environmental controls are proposed for Paper Mill No. 1 and have been approved by the local environmental protection agency. They are expected to be approved by the Provincial authorities and the Central Government.

         The effluent water, after treatment, will meet the standards set by the Chinese Government for biological oxygen demand (BOD), chemical oxygen demand
(COD), suspended solids (SS) and pH.

         The Company's waste treatment process and plants have been designed by specialists in the U.S. but are being built locally in China.

         The Company does not anticipate having to pay any significant environmental clean-up costs in its operations other than as part of its regular operating requirements, because prior to actual installation of the equipment, the company's environmental procedures will have met the local authority requirements and approval.

NUMBER OF EMPLOYEES. On March 31, 1998 the Company employed 98 persons. Once the operation in Conghua goes into full operation, the number of employees will increase substantially, as it will when installation of the deinking and tissue making operations commence at the paper mills.

VENUE OF SALES. Less than 10% of sales during the year ended March 31, 1998 were attributable to exports to China. Most of the sales for the last three fiscal years were in Hong Kong.

PATENTS, COPYRIGHTS AND INTELLECTUAL PROPERTY.

         The Company holds no patents, copyrights or intellectual property other than trade marks established for its new paper products for the consumer market. The Company is not aware of any patents, trademarks, licenses, franchises and concessions that would affect its business and production described herein.

ITEM 2.  DESCRIPTION OF PROPERTY.

         CONGHUA - PAPER MILL NO. 1.

         The Company has the land use rights to 16,011 square meters in a development zone in Conghua, Guangzhou, PRC on which it has constructed a paper conversion plant and warehouse, a conference center, and a 52-room guest house. The recycled pulp production and paper making facilities are planned to be located on a tract of approximately 35,000 square meters in Xinhui, near Guangzhou, on a major river with ready access to road and river transportation facilities, near other manufacturers of tissue and industrial grades of paper, and with an abundant supply of electricity.

         JIANGYIN - PAPER MILL NO. 2.

         The Company and its joint venture partners have a 50-year land use agreement with the local authority in Jiangyin for a 65,000 square meters tract on which Paper Mill No. 2 is being constructed. The tract is adjacent to a navigable river, accessible to a nearby major highway, near other manufacturers of industrial grade papers, and adequate to meet medium-term expansion needs. Electricity is provided by Jiangsu Huaxi Holdings Corporation, a PRC government corporation, one of the joint venture partners.

         OFFICE FACILITIES.

         The Company rents office facilities in Hong Kong from another subsidiary corporation of its parent, Dransfield Holdings, and shares these facilities with other subsidiary corporations of Dransfield Holdings.

ITEM 3.  LEGAL PROCEEDINGS.

         Neither the Company nor any of its property is a party to or the subject of any material pending legal proceedings other than ordinary routine litigation incidental to its business.

ITEM 4.  CONTROL OF REGISTRANT.

         The Company is a 95.8%-owned subsidiary of Dransfield Holdings, a Cayman company which is listed on the Hong Kong Stock Exchange.

         The following table sets forth, as of August 31, 1998, information with respect to any person known to the Company to be the beneficial owner of more than ten percent of the Company's Common Stock and the total amount of the Company's Common Stock beneficially owned by the officers and directors as a group:


                                                                               Percent
                           Owner                     Amount Owned              of Class
                           -----                     ------------              --------

         Dransfield Holdings Limited                 14,935,000(1)              95.8%

         Officers and Directors as a
                  Group (14 persons)                 14,961,786                 96.0%

----------

(1)  Represents sole voting and investment powers with respect to these shares.


ITEM 5.  NATURE OF TRADING MARKET.

OUTSIDE THE UNITED STATES

         There is currently no trading market outside the United States for the Company's Common Stock.


INSIDE THE UNITED STATES

         The Company's Common Stock is listed for trading on the Nasdaq SmallCap Market under the symbol DCPCF.

         The Common Stock commenced trading in the U.S. on April 2, 1997. The reported high and the low sales prices have been as follows:

                                                     High             Low
                                                     ----             ---

                           1997, 2nd Quarter         $5.25             $2.50
                           1997, 3rd Quarter         $4.875            $3.25
                           1997, 4th Quarter         $5.00             $4.06
                           1998, 1st Quarter         $4.375            $2.00
                           1998, 2nd Quarter         $3.00             $1.875
                           1998, 3rd Quarter         $2.25             $0.875



         There have been no reported trades in the Company's Callable Warrants.

         Of the 15,585,000 outstanding shares of Common Stock, 550,000 shares are held in the United States by approximately 1,189 record holders and 15,035,000 shares are held in Hong Kong by three shareholders, one of whom, Dransfield Holdings Limited, a Cayman corporation, owns 14,935,000 shares.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         The business of the Company is conducted in and from Hong Kong and the People's Republic of China ("the PRC") in Hong Kong dollars and the PRC Renminbi. Periodic reports made to U.S. shareholders are expressed in U.S. dollars using the then-current exchange rates.

         The PRC Government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The conversion of the Renminbi into U.S. dollars must be based on the People's Bank of China ("PBOC") Rate. The PBOC Rate is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In line with the unification of the two exchange rates, the Renminbi was revalued at HK$1.00=RMB1.12 and US$1.00=RMB8.70 on January 3, 1994. Since revaluation, the exchange rate has fluctuated between a range of US$1.00 = RMB8.30 and US$1.00 = RMB8.70.

         The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

                                                               NOON BUYING RATE(1)
                                            ------------------------------------------------
PERIOD            PERIOD END                AVERAGE(2)                 HIGH              LOW
------            ----------                ----------                 ----              ---
                                                            (EXPRESSED IN RMB PER US$)
1989                         4.7339           3.8149                  4.7339           3.7314
1990                         5.2352           4.8175                  5.2352           4.7334
1991                         5.4478           5.3431                  5.4478           5.2352
1992                         5.7662           5.5309                  5.9007           5.4124
1993                         5.8145           5.7769                  5.8245           5.7076
1994                         8.6044           8.6402                  8.7128           8.5999
1995                         8.3374           8.3700                  8.3993           8.3543
1996                         8.3284           8.3389                    --(3)            --(3)
1997                         8.3093           8.3193                    --(3)            --(3)
1998     (Sept. 3)           8.3100

----------

Source: The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Notes:

(1) The Noon Buying Rate did not differ significantly from the Official Rate prior to January 1, 1994, the date on which the Official Rate was abolished. Prior to the adoption of the PBOC Rate, there was a significant degree of variation between the Official Rate and the rates obtainable at Swap Centers, such as the Shanghai Swap Center. After January 1, 1994 and the unification of the foreign currency exchange system there have not been significant differences between the Noon Buying Rate, the PBOC Rate and the Shanghai Swap Center Rate. As of September 3, 1998, the Noon Buying Rate was US$1.00 = RMB8.3100.

(2) The average rates were determined by averaging the noon buying rate in New York for cable transfers payable in New York in foreign currencies on the last business day of each month.

(3) Average High and Low are through 9/17/96; average highs and lows are no longer published and, therefore, not available for 12/31/96 and thereafter.


         The Hong Kong dollar is freely convertible into the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, the Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and the Bank of China, whereby certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing bank to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of US$1.00 = HK7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent of U.S. dollars at the fixed rate. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

         The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issue of Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. See "Selected Financial Data." The Hong Kong government has stated its intention to maintain the link at that rate. The Hong Kong government has stated that is has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies (including the U.S. dollar). The PRC and the United Kingdom agreed in 1984 pursuant to the Joint Declaration of the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the People's Republic of China on the Question of Hong Kong ("the Joint Declaration") that, after Hong Kong became a special administrative region of the PRC on July 1, 1997 (the "SAR"), the Hong Kong dollar will continue to circulate and remain freely convertible. However, no assurance can be given that the SAR government will maintain the link at HK$7.80 to US$1.00, if at all.

         The Company is organized under the laws of the British Virgin Islands ("the BVI"). The relevant BVI law imposes no limitations on the rights of nonresidents or foreign owners to hold or vote securities of the Company, nor are there any charters or other constituent documents of the Company that would impose similar limitations.

ITEM 7.  TAXATION.

         There are no British Virgin Islands ("BVI") governmental laws, decrees or regulations affecting the remittance of dividends or other payments to nonresident holders of the Company's securities. U.S. holders of the securities of the Company are subject to no taxes or withholding provisions under existing BVI laws and regulations. By reason of the fact that the Company conducts no business operations within the BVI, there are no applicable reciprocal tax treaties between the BVI and the U.S. that would affect the preceding statement that there are no BVI taxes, including withholding provisions, to which U.S. security holders are subject under existing laws and regulations of the BVI.

ITEM 8.  SELECTED FINANCIAL DATA.

         The following selected financial data for the five years ended March 31, 1998, are derived from the audited consolidated financial statements of the Company and of Dransfield Paper, with whom the Company merged on February 26, 1997. The data should be read in conjunction with the consolidated financial statements and the related notes, which are included elsewhere in this annual report.


                                                                       Years ended March 31,
                                           ---------------------------------------------------------------------------
                                            1994         1995        1996        1997           1998          1998
                                           HK$'000     HK$'000      HK$'000     HK$'000       HK$'000(1)    US$'000(1)
                                           -------     -------      -------     -------       ----------    ----------
Income Statement Data:

Net Sales(2)                               78,387       94,359      307,047      147,244       54,631        7,062

Income (loss) before interest and
  income taxes and minority                 4,809        6,951       13,443          329       (3,791)        (490)
  interests

Interest income/(expenses),
  net(2)                                       60         (198)      (5,603)      (1,810)        (525)         (68)

Provision for income taxes                   (960)      (1,130)      (1,391)        (309)        (417)         (54)

Income (loss) after income
  taxes but before minority
  interests                                 3,909        5,623        6,449       (1,790)      (4,733)        (612)

Net income (loss)(2)                        3,909        5,215        5,034          (24)      (4,733)        (612)

Basic net income (loss) per share
  (cents)(5)                                   42           56           54          (16)         (39)          (5)


                                                                             As at March 31,
                                           ---------------------------------------------------------------------------
                                            1994         1995        1996        1997           1998           1998
                                           HK$'000     HK$'000      HK$'000     HK$'000       HK$'000(1)    US$'000(1)
                                           -------     -------      -------     -------       ----------    ----------
Balance Sheet Data:

Fixed assets(3)                            12,780       25,467       57,880     123,161        178,434         23,065

Total assets(3)                            69,216       91,518      176,577     209,466        211,277         27,311

Long term liabilities(4)                     --           --         73,459     120,652         53,532          6,920

----------

(1) The translation from Hong Kong dollars into U.S. dollars for the 1998 data is at US$1.00 equals HK$7.736, the conversion rate prevailing on March 31, 1998.

(2) For a discussion of the reasons for the significant changes in certain selected financial data between fiscal years 1996, 1997 and 1998, see below, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the subsections thereof as follows: for "Net Sales" in the table above, see "Sales" below; for "Interest income/(expenses), net" above, see "Interest Expense" below; and for "Net income" above, see "Net income" below.

(3) Total assets increased to US$27.3 million in 1998, an increase of US$234,000 over 1997 which had seen an increase of US$4.2 million over 1996. The 1998 increase of US$234,000 was mainly attributable to an increase of US$7.1 million in fixed assets, a decrease of US$3.9 million due from fellow subsidiaries, a decrease of US$1.4 million in accounts receivable and a decrease of US$1.3 million in inventories. The 1997 increase of US$4.2 million over 1996 was mainly attributable to US$3.9 million due the Company from fellow subsidiaries and an increase of US$8.4 million in fixed assets.

(4) Long-term liabilities are composed mainly of US$5.1 million owed to the Company's parent, Dransfield Holdings Limited and a US$1.8 million loan from a related company.

(5) Basic net income/loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income/loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are antidilutive. Please see note 2(k) of the attached Consolidated Financial Statements for more details.

         The following table sets forth certain information concerning exchange rates between Hong Kong dollars and U.S. dollars for the periods presented, expressed in HK$ per US$:

         Calendar
         Period          Period End         Average   High       Low
         ------          ----------         -------   ----       ---
         1991               7.7800           7.7713  7.8025    7.7155
         1992               7.7430           7.7412  7.7765    7.7237
         1993               7.7280           7.7348  7.7650    7.7230
         1994               7.7375           7.7284  7.7530    7.7225
         1995               7.7323           7.7357  7.7665    7.7300
         1996               7.7330           7.7345  7.7440(1) 7.7310(1)
         1997               7.7495           7.7431
         1998(Sept.3)       7.7495

----------

Source: Federal Reserve Bank of New York.

Note: The average rates were determined by averaging the noon buying rate in New York for cable transfers payable in New York in foreign currencies on the last business day of each month.

(1) Average High and Low are through 9/17/96; average highs and lows are no longer published and, therefore, not available for 12/31/96 and thereafter.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere. See "Financial Statements." All dollar amounts are in Hong Kong dollars unless otherwise noted.

OVERVIEW.

         The Company had no business until it merged on February 26, 1997, with Dransfield Paper. The financial statements included herein (see "Financial Statements") and the references below to the Company's business operations refer also to Dransfield Paper's financial statements and business operations before the merger, to which the Company succeeded upon its merger with Dransfield Paper. Further, the financial information appearing in the financial statements for the year ended March 31, 1994 are almost entirely the results of operations of a predecessor company, A. Dransfield & Co. Ltd., which also is a wholly-subsidiary of Dransfield Holdings, the parent of the Company, and relate almost entirely to the paper distribution business conducted that year by A. Dransfield & Co. Ltd. Dransfield Paper succeeded to this business and then merged with the Company. Certain vertical integration activities (see "Outlook" below) are reflected in the statements of operation and cash flows for the fiscal years ended March 31, 1996, 1997 and 1998.

RESULTS OF OPERATIONS.

         The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the three years in the period ended March 31, 1998:

Year ended March 31                                                   1996     1997      1998
---------------------------------------------------------------------------------------------
Sales                                                                 100.0%   100.0%   100.0%
Cost of sales                                                          89.6     90.2     91.2
                                                                      -----------------------
Gross margin                                                           10.4      9.8      8.8
                                                                      -----------------------

Selling, general and
  administrative expenses                                               7.7     11.0     18.7
Interest expense                                                        1.8      1.3      0.9
Other income and expenses, net                                         (0.7)    (2.5)    (2.2)
                                                                      -----------------------
                                                                        8.8      9.8     17.5
                                                                      -----------------------

Net income/(loss)                                                       1.6%     -0-     (8.7%)
                                                                      -----------------------

SALES.

         Sales for 1998 decreased approximately HK$92.6 million (US$11.9 million) or 63% from the prior year as compared with a decrease of HK$159.8 million (US$20.6 million) or 52% in 1997 over 1996. The decreases were due to the contraction of paper merchanting activities that had been commenced in November 1994 in an effort to obtain experience and establish business contacts for a planned expansion into hygienic paper manufacturing. These paper merchanting activities decreased by HK$164.5 million (US$21.2 million), or 71%, in 1997 and then decreased HK$27.5 million (US$3.6 million), or 41% in 1998. Sales of the Tempo brand handkerchief for 1998 decreased approximately HK$65 million (US$8.4 million) to HK$15 million (US$1.9 million), or 81%, over 1997 as compared with an increase of HK$4.7 million (US$606,000) to HK$80.2 million (US$10.3 million), or 6%, over 1996. In June 1997 the Company terminated its distributorship of Proctor & Gamble's Tempo paper handkerchiefs, preparatory to the Company's distributing its own manufactured "D&F" branded products, which commenced in August 1997.

GROSS MARGIN.

         Gross margin decreased by HK$9.6 million (US$1.2 million) in 1998 or 67% from 1997 as compared with a decrease of HK$17.6 million (US$2.3 million) in 1997 or 55% over 1996. As a percentage of sales, however, the 1998 gross margin decreased to 8.8% of sales from 9.8% of sales in 1997 and 10.4% of sales in 1996. The 1998 decrease from the 1997 level was due largely to a decrease in the average gross margin of sales of Tempo-brand paper handkerchiefs resulting from the termination of a distributorship in June 1997 as the margin for paper handkerchiefs are generally higher than the margin for merchanting activities.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

         Selling, general and administrative expenses for fiscal 1998 decreased by HK$6.8 million (US$879,000) or 42% below 1997. In 1997 these expenses decreased HK$7.6 million (US$975,000) or 32% below 1996. The 1998 and 1997 decreases were both due to a reduction in the paper merchanting business and the 1998 decrease was also attributable to the termination of the Tempo distributorship.

INTEREST EXPENSE, NET.

         The interest expenses of HK$5.6 million (US$736,000) in fiscal 1996, HK$1.8 million (US$238,000) in fiscal 1997 and HK$525,000 (US$68,000) in fiscal
1998 were attributable mainly to the financing of the Company's paper merchanting activities. The 68% decrease in 1997 from 1996, and the 71% decrease in 1998 from 1997 reflected a reduction in bank loans caused by reduced activities in paper merchanting.

NET INCOME.

         The Company had a net loss of HK$4.7 million (US$612,000) in 1998 compared with a net loss of HK$24,000 (US$3,000) in 1997 and net income of HK$5.0 million (US$650,000) in 1996. HK$3.5 million (US$452,000) out of the 1998 net loss was due to

o        a loss of HK$832,000 (US$108,000) in the paper merchanting division,

o        HK$644,000 (US$83,000) in corporate promotion expenses during the year,

o HK$200,000 (US$26,000) in production of the first annual report after listing on NASDAQ,

o        HK$650,000 (US$84,000) in product development and testing, and

o HK$1.2 million (US$155,000) amortization of employee stock option expenses.

The 1997 loss also reflects HK$1.8 million (US$234,000) in reorganization expenses associated with the Company's merger in late fiscal 1997 with Dransfield Paper and losses in paper merchanting activities not overcome by modest gains in profits from sales of Tempo paper handkerchiefs. Dransfield Paper's management has reduced its paper merchanting activities to the initial needs of its planned paper mills. Yet the activities, begun in November 1994 and conducted during a period of great volatility in prices, are believed by Dransfield Paper to have been successful in establishing its credibility and business contacts among suppliers of waste paper. Sourcing raw materials is a critical part of Dransfield Paper's planned vertical integration of its paper business.

BALANCE SHEET ITEMS.

         Significant changes in several balance sheet items occurred from 1997 to 1998, in particular accounts receivable, inventories, fixed assets, and shareholders' equity. These changes reflect the reduction of the Company's operations of the high volume, large inventory, and low gross margin paper merchanting activities. The increase in fixed assets from HK$123.1 million (US$15.9 million) in 1997 to HK$178.4 million (US$23.1 million) in 1998 reflect the acquisition of plant and equipment for Paper Mill Nos. 1 and 2, and the conversion into common stock of HK$118 million (US$15.3 million) in debt owed to the Company's parent, Dransfield Holdings Limited. Shareholders' equity increased to HK$153.6 million (US$19.8 million) in fiscal year 1998 from HK$33.3 million (US$4.3 million) in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES.

         The Company had positive cash flows from operations of HK$19.2 million (US$2.5 million) in 1998 and HK$17.3 million (US$2.2 million) in 1997 compared with negative cash flows from operations of HK$5.6 million (US$0.7 million) in 1996. The 1998 positive performance was due to decreases in accounts receivable of HK$4.1 million (US$528,000), a decrease in inventories of HK$9.9 million (US$1.3 million) and the net decrease of amounts due from fellow subsidiaries to HK$16 million (US$2 million). The improvement in 1997 over 1996 was attributable primarily to decreases in accounts receivable of HK$64.2 million (US$8.3 million) and in inventories of HK$9.4 million (US$1.2 million). The acquisition of fixed assets and equipment for its planned paper business expansion (see "Outlook" below) reduced cash flow by HK$4.5 million (US$582,000) in 1998, by HK$5.9 million (US$767,000) in 1997 and by HK$6.0 million (US$772,000) in 1996.
The 1996 shortfall in liquidity was provided by advances from Dransfield Holdings and bank loans, with loans from one also being used to pay down the other in succeeding years. Fiscal 1997, however, saw a HK$23.8 million (US$3.1 million) reduction in bank loans, and a HK$26.7 million (US$3.4 million) conversion of debt to capital stock. Fiscal 1998 saw a further reduction of HK$16.7 million (US$2.2 million) in bank loans and overdrafts and a receipt of HK$5.8 million (US$750,000) on new issue of common stock. Significant capital expenditures have been both made and committed with respect to the acquisition, refurbishment, and installation of equipment, land and buildings for the Company's planned paper business expansion. Additional capital expenditures of HK$86 million (US$11 million) must be made to complete the first two paper mills, and additional capital expenditures of approximately HK$194 million (US$25 million), not yet obtained or committed, must be made to complete its proposed third and fourth paper mills, as follows:



                                                           US$000s
                                            -----------------------------------------
                                                            To Be
Capital Requirement                         Purchased      Purchased           Timing
-------------------                         ---------      ---------           ------
MILL NO. 1:
Used Deink Line (Belgium)                                                      Apr 96
Used Paper Making Machine (USA)                                                Nov 96-Apr 97
Used Paper Converting (USA, Japan)                                             Jan 96
Land & Building (USA)                                                          Jan 95-Oct 95
                                            ---------
         Sub-Total                          $ 12,107
New Auxiliary Equipment (China)                            $ 3,725             Sep 98-Mar 99
New Environmental Control
  Equipment (China/USA)                                        134             Oct 98-Mar 99
Infrastructure (China)                           968         1,957             Sep 98-Dec 98
                                            ----------------------
         Sub-Total                          $ 13,075       $ 5,816

MILL NO. 2:
Used Deink Line (USA)                                                         Jan 96
Used Paper Making Machine (Belgium)                                           Jan 96
Used Paper Converting (USA, Japan)                                            Apr 96
Land & Building (USA)                                                         Sep 96-Dec 97
                                           -------
         Sub-Total                         $ 7,127
New Auxiliary Equipment (China)                            $ 3,721            Sep 98-Apr 99
New Environmental Control
  Equipment (China/USA)                                        206            Sep 98-Apr 99
Infrastructure (China)                         863           1,315            Sep 98-Nov 98
                                           -------         -------
         Sub-Total                         $ 7,990         $ 5,242

MILL NO. 3:
Used Paper Making Machine                  $ 1,000                            Nov 96-Apr 97
                                           -------
(USA)
         Sub-Total                         $ 1,000

MILL NO. 4:
Used Paper Making Machine                  $ 1,000                            Nov 96-Apr 97
                                           -------
(USA)
         Sub-Total                         $ 1,000
                                           -------         -------
                 TOTAL                     $23,065         $11,058


         The source of funds for these capital expenditures for Paper Mill Nos. 1 and 2 was as follows:

         o $10 million advance from parent, Dransfield Holdings in November 1996 and April 1997, and

         o $6.5 million advance from Dransfield Holdings from January through August 1997.

         o $6.5 million advance from Dransfield Holdings from September 1997 through March 1998.


         The proposed sources of funds for Paper Mill Nos. 3 and 4 are as follows:

         o $25 million by March 2000 from the sale of shares of the Company in a rights offering with standby underwriters and profit generated from Mills No.1 and No.2.

         Of the advances from Dransfield Holdings to complete Paper Mills Nos. 1 and 2, $5 million were converted into Common Stock of the Company in May 1997 at $5 a share. $4.2 million were converted into common stock of the Company in September 1997 at $4.25 per share and $4.5 million were converted into common stock of the Company in March 1998 at $4.50 per share. The proposed source of funds for Plant Nos. 3 and 4 would involve the issuance of equity securities by the Company and, accordingly, represent potential dilution to the Company's shareholders.

THE YEAR 2000 PROBLEM.

         The Year 2000 Problem refers to date-related problems that occur in all systems where two digits are used to represent the year. These systems may not be able to handle leap years or to roll forward from year 1999 to 2000 with errors. As a result, all activities which are initiated and operate in connection with the date may be affected. Management understands that all systems, including both IT and non-IT systems, as well as items containing embedded chips, are Year 2000 compliant only if such date-related problems are eliminated.

The Year 2000 Problem may cause potential errors in accounting and trading functions, where the impact of date-related problems on the operations of the Company will be most significant. Management realizes the importance of resolving the Year 2000 Problem and started taking appropriate action long ago.

For its IT system, the Company completed transfer of the General Ledger from the previous mainframe system, downsizing it to a personal computer local area network (LAN) using the "Flexaccount NV2" system, which is Year 2000 compliant. The Company is now in the process of replacing its trading system with "Flexaccount Manufacturing Management System," which is also Year 2000 compliant, and expects the installation to be completed by the end of the year.

For its non-IT system, the Company relocated its Hong Kong headquarters in July 1998 and replaced its office telephone system with a new system that is Year 2000 compliant. In furtherance of completing the replacement, substitution and augmentation of computer-reliant systems and equipment so as to correct, overcome, repair or otherwise render the Year 2000 Problem harmless, the Company's parent, Dransfield Holdings Limited, committed to spend an additional HK$1 million. With implementation of all these new systems by the coming year-end, Management believes that the Company's potential exposure to the Year 2000 Problem will be minimum. As at March 31, 1998, there existed no significant authorized or contracted commitments in respect of Year 2000 compliant modification costs.

The Company will continue to address the Year 2000 Problem by constantly monitoring, testing and correcting all existing and newly purchased systems and equipment, and also by monitoring computer-related information exchanges and other computer-related interactions with entities outside of the Group.

OUTLOOK.

         The statements contained in this Outlook are based on current plans and expectations. These statements are forward looking, and actual results may vary materially from that planned.

         The Company's earlier ability to consistently achieve a market share of more than forty percent of the paper handkerchiefs market, through its sale of Tempo-brand handkerchiefs, represented an excellent base from which a vertically-integrated, multi-products, consumer hygienic paper manufacturing and distribution business could be built. Such a business expansion began in 1993. Business contacts in the buying and selling of unfinished paper were made. Business alliances for two plants in China were made. Material capital expenditures were both made and committed, and the first paper converting plant is operational.

         In June 1997 the distributorship agreement with Proctor & Gamble for Tempo-brand handkerchiefs was terminated in preparation for the introduction by the Company of its own "D&F"-brand paper products in August 1997. As part of this distribution termination, Proctor & Gamble purchased from the Company the right to use the Company's name as its distributor to September 1997.

         Paper merchanting activities started in November 1994 for the purpose of establishing business contacts and acquiring skills in buying raw materials, the quality and mix of which would affect directly the Company's competitiveness and profitability in recycling waste paper into pulp, making tissue paper, converting tissue paper into finished hygienic paper products and selling the products to consumers. After a year - fiscal 1996 - of high volume in sales and highly volatile paper prices, the Company reduced its paper merchanting activities to the needs of its planned paper mills. From average monthly turnover volume of $2.5 million in 1996 and an operating profit of $1,192,000 for fiscal 1996, the Company had average monthly turnover of only $721,000 in fiscal 1997 and an operating loss of $362,000 for fiscal 1997. During fiscal 1998, average monthly turnover was further reduced to $427,000 and operating loss was narrowed down to $108,000 for the year. Current paper merchanting activities are breaking even. Yet the activities were successful in establishing credibility and business contacts among suppliers of office waste paper.

         Having achieved this goal, during 1998 the Company began working with a number of local Chinese paper mills, sharing its specialized technical knowledge of market recycled pulps. Although China has initiated a number of reforestation programs, the country is unlikely ever to become self-sufficient in wood fiber and must import it from world markets. The Company believes it may be unique in China in its ability to help local mills purchase imported market recycled pulp, made from wood fiber, and combine it with local, non-wood fiber to produce an improved grade of pulp that is a good-quality and cost-effective substitute for imported virgin pulp.

         The Company's vertical integration plans embrace the following activities, one of which is operational but all of which are still in the development stage:

         o Recycled pulp production. Waste paper will be processed into recycled pulp. Until needed for its own further processing, approximately half of this would be offered for sale to other companies in China with paper mills and approximately half would be supplied to the Company's own paper making operation.

         o Paper making. Paper making machines will process recycled pulp into jumbo rolls. Until needed for its own further processing, approximately half of the production would be offered for sale to other companies in China with paper converting plants and approximately half would be supplied to the Company's own paper converting plants.

         o Paper converting. Jumbo rolls of paper will be converted into finished paper products, such as bathroom tissue, facial tissue, napkins and handkerchiefs, which finished paper products will be packaged and distributed to customers.

         TIMING OF THE EXPANSION. The business expansion is planned to take place in two phases, Phase One being the development and completion of Paper Mills No. 1 and No. 2 and Phase Two being the development and construction of Paper Mills No. 3 and No. 4. The projected dates for the completion and commencement of operations of the plants in each of the four paper mills are as follows:

                                  Recycled Pulp             Paper                Paper
                                   Production               Making            Converting
                                   ----------               ------            ----------
Phase 1:  Under construction
----------------------------
  Paper Mill No. 1                 July 1999                July 1999         Operational
  Paper Mill No. 2                 April 1999               July 1999         April 1999

Phase 2:  Planned.  Not under construction
  Paper Mill No. 3                 April 2001               April 2001        April 2001
  Paper Mill No. 4                 April 2001               April 2001        April 2001

                 PAPER MILL NO. 1. The Company invested US$6 million in establishing a paper conversion plant, a conference center, and a research and development center in Conghua in the city of Guangzhou, Guangdong Province in southern China. The paper conversion plant tested production in August 1997, came on stream in August 1997, and converts jumbo rolls of paper into such products as toilet tissue, paper handkerchiefs, napkins and facial tissue. Its maximum capacity is approximately 30 metric tons a day. It will also serve as a training and as a research and development center to develop the Company's paper business in the whole country. An expert plant manager with 30 years' experience was brought from the U.S. to manage and supervise this plant and to develop a capable production team to spearhead the Company's expansion.

         Distribution of paper products from the paper conversion plant commenced in August 1997 under the Company's brand name "D&F." Distribution of Proctor & Gamble's "Tempo"-brand paper handkerchiefs ceased in June 1997 due to the conflict of interest which would exist once distribution of D&F products commenced. There is no assurance that this transition from distributing a product manufactured by another company to manufacturing and distributing its own branded products will be successful or that profitable operations, if achieved, will come quickly.

         In June 1998, the Company recruited a 20-year veteran of the converting business to be responsible for marketing jumbo rolls and finished goods to P.R.C. and overseas markets.

         A used de-inking plant for recycled pulp production was purchased in Belgium, dismantled, shipped to China in May 1996, and is planned to commence operations by July 1999 with an output capacity of approximately 90 metric tons a day. The targeted customers for half of the recycled pulp production of this plant are located in the Pearl River delta area, which is within 8 miles from this mill, which customers have present annual demand exceeding 800,000 metric tons.

         The Company plans to invest a total of approximately US$13 million for the de-inking plant and paper making plant. The plant shall be 100% owned by the Company.


                 PAPER MILL NO. 2. The Company plans to invest approximately US$13 million for a 60 percent controlling voting interest and a 48 percent equity interest in a paper mill to be established in the city of Jiangyin in Jiangsu Province 90 minutes west of Shanghai, China.

         Paper Mill No. 2 is owned by a Sino-foreign equity joint venture among the Company, Jiangsu Huaxi Holdings Corporation and Broadsino Investment Company Ltd. ("Broadsino"). The joint venture company, Jiang Ying Dransfield Paper Co. Ltd. ("Jiang Ying") is 40 percent owned by Jiang Su Huaxi Holdings Corporation and 60 percent owned by Dransfield Broadsino Paper Holdings Limited ("Dransfield Broadsino Paper"), a company 80 percent owned by the Company and 20 percent owned by Broadsino. The Company has agreed to provide Broadsino's equity contribution (approximately US$1.9 million) to the joint venture through a loan to Broadsino bearing compound interest at the rate of 6% a year.

         The project site is located adjacent to a tributary of the Yangtze River, which tributary will supply water to the paper mill. The Chinese partners are contributing a 12,000-kilowatt-hour, coal-fired, power plant for their 40% interest in the joint venture. The power plant is currently supplying electricity to other plants nearby and will supply the required amount of electricity and steam to the paper mill.

Currently, negotiations are underway to exclude the power plant in the joint venture due to excess power supply in Jiangsu Province for the foreseeable future. This will give the Company more than a 95% interest in the project.

         Unsorted office waste will be purchased directly from U.S. suppliers such as Weyerhaeuser, Smurfit, Allan & Co., and Rock-Tenn. The Company will also make use of other grades of waste paper to reduce its cost of production.

         A used 120-metric-tons-a-day de-inking plant for recycled pulp production has been purchased from Georgia Pacific Company in the U.S., and a used 28-metric-tons-a-day paper making plant has been purchased from VPK in Belgium. Both arrived in China in May and July 1996.

         Until needed for its own end products, it is estimated that less than half of the 120-metric tons-a-day recycled pulp production will be used in Paper Mill No. 2's own tissue paper plant and more than half of the production shall be offered for sale to other paper mills in the Jiangsu and Zhejiang Provinces, which have an annual demand of 1,400,000 metric tons.

         Operations are scheduled to commence at the recycled pulp production plant by April 1999, at the paper conversion plant by April 1999, and at the paper making plant by July 1999.

                 PAPER MILLS NO. 3 AND 4. Complete paper mills - plants for recycled pulp production, paper making, and paper conversion - are planned for two other areas. One is in northern China in the Tianjin area, and the other is in western China in the Sichuan area. These two paper mills will be installed after the first two mills, now under construction, are operational. Subject to funding, the Company's plans envision the commencement of full operations at Paper Mills No. 3 and 4 by the first quarter of 2001. Considerable equipment has already been acquired for the paper making and conversion plants for Paper Mills No. 3 and No. 4.

         The Company's plans include recycling waste paper into pulp, which is against the trend in China of importing virgin fiber. The Company estimates that, until needed for its own end products, approximately half of its recycled paper will be allocated to its own paper converting and tissue making facilities and half will be allocated for sale to other China paper mills that produce packaging grade cartons and hygienic paper. The Company's survey indicates that the present annual demand for recycled pulp and jumbo rolls, such as the Company expects to produce, in the areas that would be served by its 4 planned paper mills, and the annual production of these 4 planned paper mills, are as follows:

                                                                       The Company's
                                                                       Planned
                                                      Potential        Maximum
                                                      Demand           Production
         Phase I Province/City                       (Metric Tons)    (Metric Tons)
         ---------------------                       -------------    -------------

         No. 1   Guangdong Province                  861,022             60,000
         No. 2   Jiangsu Province                    767,050             72,000
         No. 2   Zhejiang Province                   679,100
         No. 2   Shanghai Municipality               234,547
                                                   ---------            --------

                                   Total           2,541,719            132,000

                                                                       The Company's
                                                                       Planned
                                                      Potential        Maximum
                                                      Demand           Production
         Phase IIProvince/City                       (Metric Tons)    (Metric Tons)
         ---------------------                       -------------    -------------
         No. 3   Tianjin Municipality                221,400             60,000
         No. 3   Beijing Municipality                101,000
         No. 3   Heibei Province                     128,000
         No. 4   Sichuan Province                    238,750             60,000
                                                   ---------            --------

                                   Total             689,150            120,000

         The Company estimates that its planned production represents only 4 percent of the annual requirements of the targeted markets.

         Over recent years the price of virgin pulp has ranged from US$390 to US$960 a metric ton. The price of office waste paper in the U.S. has ranged from US$20 to US$250 a metric ton. For instance, prices in September 1996 were US$610 (cost and freight from U.S. West Coast to China) for virgin pulp plus US$12.20 duty, or US$622.20 a metric ton, compared with US$165 (cost, freight and duty) for office waste paper. Recycling costs in China are estimated to average US$200 a ton and not to exceed US$250 a metric ton. There is little recycled fiber in China, which fiber sells at prices 5 to 10 percent cheaper than virgin fiber. The Company expects that the net operating margin of its paper recycling division will range from 10 to 15 percent.

         The Company has purchased equipment and is planning to make, into jumbo rolls, various grades of hygienic paper from approximately half of its recycled pulp. Until needed for its own end products of consumer hygienic paper, it plans to offer for sale to other paper mills in China approximately half of the production of jumbo rolls of hygienic paper it makes. It expects that the net operating margin of this division will range from 11 to 16 percent.

         With reference to the volatility of the prices of virgin pulp and office waste paper and the plans of the Company to offer to other China paper mills, until required for its own needs, approximately half of its production both of recycled fiber and of jumbo rolls of hygienic paper, the table below illustrates, pro forma, how its planned integrated facilities would dampen the effect of price volatility with respect to profit margins:

                                                              (US$ per Metric Ton)
                                            August 1995       March 1996       March 1997      March 1998
                                            -----------       ----------       ----------      ----------

1.       Virgin Pulp Cost                    $960              $390           $520             $500

2.       Secondary Fiber
         -Raw Material
          (Office Waste)                     $170-250          $ 20- 70       $ 30-100         $ 30-100
         -Freight Cost                            80                 80             50               35
         -Processing Cost
          (Average)                               200               200            200              200
                                             --------          --------       --------         --------
                                             $450-530          $300-350       $280-350         $265-335

3.       Profit Margin
         -Recycled Pulp(1)                   High              Low            Medium           Medium
         -Jumbo Roll(1)                      Medium            Low            Medium           Medium
         -Finished Products                  Low               High           Medium           Medium

----------

(1) Until needed for its own production of consumer hygienic paper products, approximately half of this production is planned to be available for sale to other paper mills in China.

         From mid-1994 through March 1998, the price of virgin pulp experienced the most volatility in the last thirty years.

         Finally, the Company's paper converting facility in Plant No. 1 is in operation and the equipment for Plant No. 2's paper converting facility has been purchased and is expected to be operating in April 1999. It plans to convert and market relatively high grade hygienic paper, using the distribution channels it developed for the Tempo paper handkerchiefs and expanding its distribution network through working with small paper converter companies who have established distribution networks for lower grade products. The Company expects its net operating margin in this division to range from 18 to 23 percent.

         The expansion into manufacturing and distribution commenced August 1997 of its own branded paper products is the first exposure in the market place for the Company's long-planned and partially-executed vertical business expansion. It is accompanied by the cessation of the distribution of Proctor & Gamble's Tempo-brand paper handkerchief, which has been the backbone of the Company's business since inception.

         The Company's D&F branded products are initially being manufactured by it in its Paper Mill No. 1. Four products are being produced for distribution by the Company, with the mill capacity for each product initially set as follows:

                 Product                                Percent
                 -------                                -------
                 Paper handkerchiefs                           9
                 Tissues                                      26
                 Napkins                                      14
                 Toilet rolls                                 51

The Company expects its gross margins on sales to be greater than the margins it received distributing Proctor & Gamble's manufactured Tempo-brand paper handkerchief. Further, the Company will be distributing four products, not one. In any event, past operating results, which are based on distributing Tempo products, are not indicative of future results, which will be influenced to a major extent by still unproven manufacturing operations.

         The Company's future results of operations and the other forward-looking statements contained in this Outlook, in particular the statements regarding achievement of its expansion plans, capital spending, costs of office waste paper and virgin fiber, and marketing, involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: volatility of prices of office waste paper and virgin fibers, risk of nonpayment of accounts receivable, inability of the Company to obtain its necessary capital, political instability in China, inflation, unforeseen competition, weather, loss of personnel as a result of accident or for health reasons, funding delays, supply interruption, currency fluctuation, market changes, government interference, or change of laws.

ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY.

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

         Set forth below are the names, and terms of office of each of the directors, executive officers and significant employees of the Company and a description of the business experience of each.

                                                                       Office
                                                                       Held          Term of
         Person                               Office                   Since         Office(1)
         ------                               ------                   -----         ---------

Horace YAO Yee Cheong, 52          Deputy Chairman                    Apr 1994       Apr 1999
                                   and Chief Executive
                                   Officer

Warren MA Kwok Hung, 41            Treasurer and                      Apr 1994       Apr 1999
                                   Secretary, Director

Francis NG Ah Ba, 50               Director                           Jun 1998       Apr 1999

Thomas J. KENAN, 66                Director                           Mar 1997       Apr 1999

Jan YANG, Ph.D., 36                Director                           Apr 1997       Apr 1999

Floyd CHAN Tsoi Yin, 54            Director                           Jun 1998       Apr 1999


Eric WAI Yip Sing, 34              Group General Counsel              Sep 1997       Apr 1999

James MADISON, 48                  General Manager                    May 1996       Apr 1999
                                   of Pulp
                                   and Paper

CHOW Yeung Chee, 57                Plant Manager of                   Jan 1996       Apr 1999
                                   Guangzhou Dransfield
                                   Paper Ltd.

Manuel ALVAREZ, 62                 General Manager                    Apr 1995       Apr 1999
                                   of paper con-
                                   verting operations

CHEN Shu Hen, 44                   General Manager of                 Apr 1997       Apr 1999
                                   Paper Mill No.1

JIA Yu Qiu, 34                     Plant Manager                      Apr 1997       Apr 1999

Joseph PANKRATZ, 43                Technical Manager                  Sep 1996       Apr 1999
                                   of Pulp and Paper
                                   Making

John ZHANG Yu De, 34               Acting General Manager             Apr 1998       Apr 1999
                                   Paper Mill No. 2

----------

(1) A director is subject to earlier removal, with or without cause, by the shareholders and with cause by the other directors. Officers are subject to earlier removal, with or without cause, by the directors.


EXECUTIVE DIRECTORS.

         HORACE YAO YEE CHEONG. Mr. Yao spent 17 years with Arthur Young & Company, international accountants, where he worked in accounting and business advisory services and rose to managing partner covering Hong Kong and the PRC. Mr. Yao's responsibilities include strategic planning, business development, administration and management of the Group. Mr. Yao holds a master of business administration degree from a university in the U.S. and is a certified public accountant in the U.S., Australia and Hong Kong.

         WARREN MA KWOK HUNG. Mr. Ma is a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of

Accountants. He spent 17 years in the accounting profession of which 11 years are with Dransfield Holdings. He holds a Higher Diploma in Accountancy from Hong Kong Polytechnic University.

         FRANCIS NG AH BA. Mr. Ng was a founder of Mearl Paper Industries Sdn. Bhd., in Malaysia and has more than 20 years of experience in the paper industry. He holds a diploma in Management Development from the ASEAN Institute of Management in the Philippines.


NONEXECUTIVE DIRECTORS.

         THOMAS J. KENAN. Mr. Kenan has 35 years experience as a practicing attorney in the United States, primarily in securities, corporation, and business reorganization law. He holds a master's of comparative laws degree from New York University.

         JAN YANG, PH.D. Dr. Yang is the founder, president and technical director of EDT, a bioindustrial company based in Georgia specializing in providing products and technical service to the pulp and paper industry. Dr. Yang holds a bachelor of science degree in chemical engineering from Tianjin University of Light Industry in China, and a doctor of philosophy degree in biotechnology from Royal (Swedish) Institute of Technology. He has published over 20 scientific articles and holds numerous patents related to pulp and paper manufacturing. He is also an honorary professor at Tianjin University of Light Industry.

         FLOYD CHAN TSOI YIN Mr. Chan is Asia Pacific Coordinating partner of BDO International, an international accounting and consulting firm. He has more than 20 years' experience in the accounting profession in the United States and Hong Kong serving multinational clients investing in Asia and North America. Mr. Chan is a Fellow of the Hong Kong Society of Accountants and is a certified C.P.A. in the United States, where he earned a B.S. degree in Accounting from Southern Illinois University.

SENIOR EXECUTIVES.

         ERIC WAI YIP SING Mr. Wai is Group General Counsel and Assistant to the Chief Executive Officer of the Company. He was the former managing partner of the Hong Kong office of a U.S. law firm and was in private practice in Hong Kong and San Francisco for 8 years before joining the Company. Mr. Wai holds a B.A. from Brown University, an M.S. from Stanford University and a Juris Doctor degree from Boston College Law School.

         JAMES MADISON. Mr. Madison has more than 24 years experience in tissue paper making and converting. He holds a bachelor of science degree in mechanical engineering from a university in the U.S.

         CHOW YEUNG CHEE. Mr. Chow has more than 31 years experience chemical engineering and managing manufacturing plants. He has a bachelor of science degree in chemistry.

         MANUEL ALVAREZ. Mr. Alvarez has more than 30 years experience in the paper converting business in the U.S. Prior to joining the Group, he was the Vice President of Production of a major paper company in the U.S.

         CHEN SHU HAN Mr. Chen is General Manager of Paper Mill No. 1 (Xinhui, Guangdong Province). Prior to joining DCPC, he was the General Manager of Xinhui City Jiangyuan Trading Development Corporation. Mr. Chen graduated from Jiangmen Wu-Yi University

         JIA YU QIU Mr. Jia is a Plant Manager for DCPC. He has worked in the paper industry in China since completing his studies at Northwest Institute of Light Industry. Most recently he was the General Manager for Yangzhou Zhonghua Paper Co. Ltd.


         JOE PANKRATZ. Mr. Pankratz has more than 24 years' experience in recycled pulp and paper making, working for Fort Howard Paper and for Pope & Talbot. He specializes in the design of effluent treatment processes.

         JOHN ZHANG YU DE Mr. Zhang is Assistant to the General Manager and Project Manager. Prior to joining DCPC, he was an electrical and project engineer with the China Ministry of Light Industry Installing Engineering Corporation and oversaw installation of various production equipment at paper mills in China. He holds a master's degree in Chemical Engineering from Monash University in Australia.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

         The directors and officers of the Company received from it and its subsidiaries an aggregate of US$606,582.49 of compensation in the last fiscal year for their services in all capacities. There are no present plans, arrangements, or understandings concerning any change in compensation for them. The Company has no pension, retirement or similar benefits for directors and officers pursuant to a plan contributed to by the Company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY.

         WARRANTS. The Company has no outstanding warrants as of August 31, 1998.

         STOCK OPTION PLAN. The Company has adopted a stock option plan ("the Plan"), the major provisions of which Plan are as follows:

         Nontransferable options may be granted by the directors to employees and executive officers of the Company. The options are for 4-year terms but may not be exercised during the first year. The exercise price for each option shall be set by the directors but may not be less than 80 percent of the average or closing price of the Company's Common Stock during the five trading days prior to the grant of the option or, if the Common Stock is not trading, not less than the net book value per share of the Company's Common Stock as reflected in the Company's most recent balance sheet. The total number of shares of Common Stock which can be subject to the options at any time, both under this plan and otherwise, shall not exceed 10 percent of the number of shares of Common Stock then outstanding. No person can be granted options which, if fully exercised, would result in that person's owning more than 25% of the outstanding shares of Common Stock after such exercise. Some 625,000 options have been granted under the Plan by the Company in September 1997 at an exercise price of $2.80, of which 467,000 options were granted to and are held by directors and officers of the Company. During the year, 115,000 share options were cancelled upon the termination of employment of certain employees.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Since its inception in March 1994, the Company's predecessor, Dransfield Paper, and since the merger on February 26, 1997, between Dransfield Paper and the Company, the Company have had transactions with fellow subsidiary companies (that is, companies which are subsidiaries of Dransfield Holdings Limited) in which Mr. Horace Yao, chief executive officer and a director earlier of Dransfield Paper and now of the Company, had a direct or indirect interest as a director or as a beneficial shareholder. The fellow subsidiary companies provided accounting services, electronic data processing, and building lease and management services, all at rates believed by the directors of Dransfield Paper and now the Company to be at approximately normal commercial rates. It is proposed that such transactions will continue during the present fiscal year. The amounts involved are not deemed to be material by the Company.

         Similarly, the Company and its predecessor have had, since April 1996, and still have, transactions with Dransfield Trading Limited, a subsidiary of Dransfield Holdings Limited which employs and accounts for the activities of the sales personnel and for the distribution in Hong Kong and Macau not only of the Company's Tempo products but of the consumer products distributed by other business divisions of Dransfield Holdings Limited (see "Business - General"). Under a new distribution agreement, Dransfield Trading Limited is responsible for marketing and administration of the sales of paper handkerchief products. The Company believes that its use of Dransfield Trading Limited in this manner results in lower distribution costs for a sales force. The Company has continued to make use of Dransfield Trading Limited for the sales and distribution of its own D&F-branded paper products, distribution of which products commenced in August 1997.

         Mr. Jan Yang was elected a director of the Company in May, 1997. He is the president of EDT (Enzymatic Deinking Technologies) of Norcross, Georgia. EDT is a specialty chemical provider to the pulp and paper industry. It produces and sells naturally occurring enzymatic products for specific applications in pulp and paper mills with emphasis on the deinking process. The Company, after consideration of EDT's products and different products offered by EDT's competitors, initially proposes to use EDT's enzymatic products in the Company's paper mills. To the knowledge of the Company, EDT's enzymatic product cannot be obtained elsewhere in the volume expected to be needed. Other competing types of chemicals are available at less cost per pound but generally at more total cost, due to the need for more pounds of product to achieve a desired result. No purchases have yet been made by the Company of EDT's enzymatic products.

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.  Inapplicable.

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

         There has been no material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of the Company or any of its significant subsidiaries exceeding five percent of the total assets of the Company and its consolidated subsidiaries.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES.

         Information describing the registered securities of the Company is contained in a Form F-1 Registration Statement filed with the Securities and Exchange Commission, Commission file number 333-11641. There are no material modifications, limitations, or changes that have occurred with respect to such information.

ITEM 17. FINANCIAL STATEMENTS.

         The financial statements of the Company appear as follows:

Report of Independent Auditors                                          F-1
Consolidated Balance Sheets as of March 31, 1997 and
        March 31, 1998                                                  F-2
Consolidated Statements of Income for the years ended
        March 31, 1996, March 31, 1997, and March 31, 1998              F-3
Consolidated Statements of Cash Flows for the years ended
        March 31, 1996, March 31, 1997, and March 31, 1998              F-4
Consolidated Statements of Changes in Shareholders' Equity
        for the years ended March 31, 1996, March 31, 1997,
        and March 31, 1998                                              F-5
Notes to Consolidated Financial Statements                              F-6

EXHIBITS.  The following exhibits are filed as a part of this annual report:

Exhibit No.


         1 Modification to Exhibit 21 previously filed as part of Form S-1 (Commission File No. 333-11637) - List of all subsidiaries of Dransfield China Paper Corporation.*

         2 Contracts and other documents of a character required to be filed as an exhibit to an original registration statement which were executed or in effect during the last fiscal year and not previously filed.

                          None.

         3 List of all parents or subsidiaries of the registrant. This is filed as Exhibit 1 above as a modification to a previously filed exhibit.

         *        Previously filed with the Registrant's Form 20-F (SEC File No.
                  000-21919); incorporated herein.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DRANSFIELD CHINA PAPER CORPORATION


                                                 /s/ Horace Yao Yee Cheong
Date:  September 17 , 1998                  By
                                               ---------------------------------
                                               Horace Yao Yee Cheong,
                                               Chief Executive Officer

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
            Dransfield China Paper Corporation



            We have audited the accompanying consolidated balance sheets of Dransfield China Paper Corporation and subsidiaries as of March 31, 1997 and 1998 and the related statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dransfield China Paper Corporation and subsidiaries at March 31, 1997 and 1998, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended March 31, 1998, in conformity with accounting principles generally accepted in the United States of America.






/s/ Ernst & Young


Ernst & Young

Hong Kong
28 August 1998

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 1997
                               AND MARCH 31, 1998
       (Amounts in thousands, except number of shares and per share data)

                                                                         Notes         1998          1998         1997
                                                                                       US$           HK$          HK$
                                                                                       ----          ----         ----

ASSETS
Current assets
     Cash and bank balances                                                              267         2,065        3,254
     Accounts receivable, net                                                6         1,378        10,663       21,255
     Inventories, net                                                        7           326         2,521       12,441
     Prepaid expenses                                                                    121           934        4,359
     Income tax recoverable                                                                8            61          --
     Due from fellow subsidiaries                                                       --            --         29,902
                                                                                    --------      --------     --------
Total current assets                                                                   2,100        16,244       71,211
Fixed assets                                                                 8        23,065       178,434      123,161
Loan to a related company                                                    9         1,855        14,350       13,366
Deposit for fixed assets                                                                 265         2,049        1,011
Deferred tax asset                                                           5          --            --            517
Other assets                                                                              26           200          200
                                                                                    --------      --------     --------

                                                                                      27,311       211,277      209,466
                                                                                    ========      ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Bank loans and overdrafts, secured                                     10          --            --         16,718
     Accounts payable                                                                     60           465        8,050
     Accrued liabilities                                                                 158         1,219        7,007
     Income tax payable                                                                 --            --            719
     Due to fellow subsidiaries                                                         --            --         15,851
     Due to a minority shareholder                                          12           317         2,452        2,103
                                                                                    --------      --------     --------
Total current liabilities                                                                535         4,136       50,448
Minority interests                                                                      --            --          5,101
Due to holding company                                                      13         5,065        39,182      107,286
Loan from a related company                                                  9         1,855        14,350       13,366
                                                                                    --------      --------     --------
                                                                                       7,455        57,668      176,201
Shareholders' equity:
Common stock, no par value,
     40,000,000 shares authorized;
     15,585,000 (1997: 9,800,000) issued, and fully paid up                           19,853       153,584        3,004
Preferred stock, no par value, 10,000,000 shares authorized;
     Convertible preferred stock - Series A;
     2,300,000 shares issued and outstanding in 1997                        22          --            --         26,687
Contributed surplus                                                         24           351         2,714        1,530
Retained earnings/(accumulated deficit)                                                 (348)       (2,689)       2,044
                                                                                    --------      --------     --------
Total shareholders' equity                                                            19,856       153,609       33,265
                                                                                    --------      --------     --------

Total liabilities and shareholders' equity                                            27,311       211,277      209,466
                                                                                    ========      ========     ========

             The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
      FOR THE YEARS ENDED MARCH 31, 1996, MARCH 31, 1997 AND MARCH 31, 1998

       (Amounts in thousands, except number of shares and per share data)



                                                                 Notes       1998          1998          1997          1996
                                                                             US$           HK$           HK$           HK$
                                                                             ----          ----          ----          ----

Net sales:
     Paper handkerchiefs
         - third parties                                                      --            --            --          68,011
         - fellow subsidiaries                                    15         1,938        14,992        80,180         7,480
     Other paper products to third parties                                   5,124        39,639        67,064       231,556
                                                                          --------      --------      --------      --------
                                                                             7,062        54,631       147,244       307,047

Cost of sales:
     Paper handkerchiefs                                                    (1,672)      (12,935)      (68,705)      (61,086)
     Other paper products                                                   (4,766)      (36,870)      (64,107)     (213,917)
                                                                          --------      --------      --------      --------
                                                                            (6,438)      (49,805)     (132,812)     (275,003)
Gross profit                                                                   624         4,826        14,432        32,044
Commission income                                                             --            --           3,966         5,644
Selling, general and administrative expenses                       3
     - third parties                                                          (946)       (7,319)       (9,582)      (12,938)
     - fellow subsidiaries                                        15          (272)       (2,103)       (6,626)      (10,822)
                                                                          --------      --------      --------      --------
                                                                            (1,218)       (9,422)      (16,208)      (23,760)

Interest income                                                                  2            12            32            94
Interest expense                                                  10           (70)         (537)       (1,842)       (5,697)
Loss on disposal of subsidiaries                                  11           (52)         (406)         --            --
Other income/(expenses), net                                                     2            16           (46)         (485)
Compensation from a supplier                                      19           154         1,195          --            --
Reorganization expenses                                           20          --            --          (1,815)         --
                                                                          --------      --------      --------      --------

Income/(loss) before income taxes                                             (558)       (4,316)       (1,481)        7,840

Provision for income taxes:                                        5
     - Current                                                                  13           100          (660)         (965)
     - Deferred                                                                (67)         (517)          351          (426)
                                                                          --------      --------      --------      --------
                                                                               (54)         (417)         (309)       (1,391)
                                                                          --------      --------      --------      --------

Income/(loss) before minority interests                                       (612)       (4,733)       (1,790)        6,449
Minority interests                                                            --            --           1,766        (1,415)
                                                                          --------      --------      --------      --------

Net income/(loss)                                                             (612)       (4,733)          (24)        5,034
                                                                          ========      ========      ========      ========

Basic and diluted net income/(loss) per share
     (cents)                                                       2            (5)          (39)          (16)           54
                                                                          ========      ========      ========      ========

             The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
      FOR THE YEARS ENDED MARCH 31, 1996, MARCH 31, 1997 AND MARCH 31, 1998

                             (Amounts in thousands)


                                                                    1998         1998         1997         1996
                                                                    US$          HK$          HK$          HK$
                                                                    ----         ----         ----         ----

Cash flows from operating activities:
Net income/(loss)                                                   (612)      (4,733)         (24)       5,034
Adjustments to reconcile income to net
     cash provided by operating activities:
Minority interests                                                  --           --         (1,766)       1,415
Depreciation                                                          76          590          439          456
Deferred income taxes                                                 67          517         (351)         426
Loss on disposal of subsidiaries                                      52          406         --           --
Loss/(profit) on disposal of fixed assets                           --           --            (72)         113
Other                                                               --           --           --            209
Stock option compensation expense                                    153        1,184         --           --
(Increase)/decrease in current assets:
Accounts receivable                                                  528        4,081       64,225      (41,286)
Inventories                                                        1,273        9,851        9,425       (9,165)
Prepaid expenses                                                     434        3,355       (1,967)      (1,406)
Due from fellow subsidiaries                                       3,865       29,902      (29,902)       5,736
Increase/(decrease) in current liabilities:
Accounts payable                                                    (719)      (5,566)     (11,148)      16,967
Accrued liabilities                                                 (523)      (4,045)       3,266          583
Income tax payable                                                   (57)        (444)        (762)         704
Due to fellow subsidiaries                                        (2,049)     (15,851)     (14,076)      14,587
                                                                 -------      -------      -------      -------
Net cash provided by/(used in) operating activities                2,488       19,247       17,287       (5,627)
                                                                 -------      -------      -------      -------

Cash flows from investing activities:
Acquisition of fixed assets                                         (317)      (2,452)      (5,047)      (5,013)
Payment of deposit for purchase of fixed assets                     (265)      (2,049)      (1,011)      (1,510)
Proceeds from disposal of fixed assets                              --           --            111         --
Proceeds from disposal of other assets                              --            557
Net cash outflow from disposal of and acquisition
     of minority interests in subsidiaries                          (595)      (4,601)        --           --
                                                                 -------      -------      -------      -------
Net cash used in investing activities                             (1,177)      (9,102)      (5,947)      (5,966)
                                                                 -------      -------      -------      -------

Cash flows from financing activities:
Bank loans and overdrafts, secured                                (2,161)     (16,718)     (23,812)      25,275
New issue of common stock                                            750        5,805            3         --
Advances from a minority shareholder                                 317        2,452         --          6,000
Advances from holding company                                       --           --         17,861       19,930
Repayment of loan to a minority shareholder                         --           --         (2,158)        --
Repayment of loan to holding company                                (371)      (2,873)        --        (40,320)
Dividend paid to a minority shareholder                             --           --           (833)        --
                                                                 -------      -------      -------      -------
Net cash provided by/(used in) financing activities               (1,465)     (11,334)      (8,939)      10,885
                                                                 -------      -------      -------      -------

Net increase/(decrease) in cash and cash equivalents                (154)      (1,189)       2,401         (708)
Cash and cash equivalents, at beginning of year                      421        3,254          853        1,561
                                                                 -------      -------      -------      -------
Cash and cash equivalents, at end of year                            267        2,065        3,254          853
                                                                 =======      =======      =======      =======


             The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
      FOR THE YEARS ENDED MARCH 31, 1996, MARCH 31, 1997 AND MARCH 31, 1998

                             (Amounts in thousands)


                                                                                                     Retained
                                                                                                    earnings/
                                                     Common        Preferred     Contributed     (accumulated
                                                      stock            stock         surplus          deficit)
                                                        HK$              HK$             HK$              HK$
                                                     ------        ---------     -----------     ------------

Balance at March 31, 1995                              3,001           --              --           (2,966)

Net income                                              --             --              --            5,034
                                                     -------        -------         -------        -------
Balance at March 31, 1996                              3,001           --              --            2,068

New issue                                                  3           --              --             --

New issue on conversion of amount due to
     holding company (note 1)                           --           26,687            --             --
Capital contribution from a minority
     shareholder (note 24)                              --             --             1,530           --
Net loss                                                --             --              --              (24)
                                                     -------        -------         -------        -------
Balance at March 31, 1997                              3,004         26,687           1,530          2,044

New issue of 2,300,000 shares of common
     stock at US$1.5 each on conversion
     of preferred stock (note 23)                     26,687        (26,687)           --             --

New issue of 1,000,000 shares of common
     stock at US$5 each on conversion of
     amount due to holding company                    38,699           --              --             --

New issue of 1,000,000 shares of common
     stock at US$4.25 each on conversion
     of amount due to holding company                 32,893           --              --             --

New issue of 1,335,000 shares of common
     stock at US$4.5 each on conversion
     of amount due to holding company                 46,496           --              --             --

New issue of 150,000 shares of common stock
     at US$5 each                                      5,805           --              --             --

Stock compensation expense (notes 22 and 24)            --             --             1,184           --

Net loss                                                --             --              --           (4,733)
                                                     -------        -------         -------        -------

Balance at March 31, 1998                            153,584           --             2,714         (2,689)
                                                     =======        =======         =======        =======

             The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


1.          ORGANIZATION AND BASIS OF PRESENTATION

                        Dransfield China Paper Corporation (the "Company") was
            incorporated in the British Virgin Islands on June 24, 1996 for the purpose of merging with Dransfield Paper Holdings Limited ("DPHL"), a wholly-owned subsidiary of Dransfield Holdings Limited ("DHL"), a company incorporated in the Cayman Islands and the shares of which are listed for trading on the Hong Kong Stock Exchange.

                        Pursuant to an agreement executed on August 20, 1996 and
            amended on November 15, 1996 ("the Merger Agreement") with DPHL and SuperCorp Inc. ("SuperCorp"), the then controlling shareholder of the Company, the Company merged with DPHL on February 26, 1997 and became a subsidiary of DHL. The officers and directors of DPHL became the officers and directors of the Company, the surviving corporation.

                        Prior to the merger, the Company distributed 500,000
            shares of its no par value common stock to shareholders outside the DHL group. On February 26, 1997, DHL exchanged its 80 shares of common stock in DPHL for a total of 9.3 million shares of common stock in the Company and the 2.3 million shares of Series A convertible preferred stock of DPHL issued and outstanding were exchanged for 2.3 million shares of Series A convertible preferred stock of the Company.

                        The Company was a corporate shell and had no business
            operations at the time it merged with DPHL on February 26, 1997. The merger transaction has been treated as a recapitalization of DPHL with DPHL as the acquirer (reverse acquisition). The historical financial statements of the Company prior to February 26, 1997 are those of DPHL.

                        DPHL was incorporated in the British Virgin Islands on
            March 11, 1994 and was inactive until May 19, 1994 when it acquired 100% of the issued share capital of Grandom Dransfield (International) and Company Limited ("GDI") and Holdsworth Investments Limited ("Holdsworth") from DHL. DPHL, in consideration for the above acquisition, issued 1 share of common stock at a par value of US$1 to DHL.

                        The Company and its subsidiaries (hereinafter
            aggregately referred as the "Group") is principally engaged in a single product segment of trading of various types of paper in Hong Kong, Macau and the People's Republic of China ("PRC"). The Group is mainly engaged in the trading of paper handkerchiefs and fine paper which includes box board, art paper and woodfree paper.

                        The acquisition by DPHL of GDI and Holdsworth has been
            accounted for as a combination of companies under common control in a manner similar to a pooling of interests and accordingly, the historical basis has been used to record the assets and liabilities of GDI and Holdsworth as of March 31, 1995 and 1996 and retroactive effect has been given to account for the operations of GDI and Holdsworth in these financial statements at the historical cost of DHL. Intercompany balances and transactions have been eliminated on consolidation.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


1.          ORGANIZATION AND BASIS OF PRESENTATION (continued)

                        The consolidated financial statements have been prepared
            on a "stand-alone" basis that reflects all costs incurred by the Group in operating the business. Such expenses have been adjusted in the income statements to reflect all of the cost of doing business.

                        The consolidated financial statements were prepared in
            accordance with U.S. GAAP. This basis of accounting differs from that used in the statutory accounts of the Group which were prepared in accordance with the accounting principles and the relevant financial regulations applicable to accounting principles and practices generally accepted in Hong Kong.

                        The principal adjustments made to conform with the
            statutory accounts to U.S. GAAP included the following:

            o           Write-off of advertising expenses deferred;
            o           Compensation from related parties; and
            o           Deferred taxation.

                        The financial information has been prepared in Hong Kong
            dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") prevailing on March 31, 1998 which was US$1.00 = HK$7.736. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or any other certain rate on March 31, 1998.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            (a)         Cash and bank balances

                        Cash and bank balances include cash on hand and demand
            deposits with banks with an original maturity of three months or less. None of the Group's cash is restricted as to withdrawal or use.

            (b)         Inventories

                        Inventories comprising raw materials held for production
            and goods held for resale, are stated at lower of cost, on a first-in, first-out basis, or market.

            (c)         Fixed assets and depreciation

                        Property, machinery and equipment are stated at cost
            less accumulated depreciation. Depreciation of property, machinery and equipment is computed using the straight-line method over the assets' estimated useful life. The principal annual rates used are as follows:

                        Land and buildings held in the PRC              Over the period of the land use rights
                        Buildings                                       4%
                        Leasehold improvements                          20% or over the lease terms, whichever is shorter
                        Furniture, fixtures and office equipment        20%
                        Machinery and equipment                         20 - 50%
                        Motor vehicles                                  20 - 25%

            (d)         Income taxes

                        Income taxes are accounted for under Statement of
            Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

            (e)         Foreign currency translation

                        Foreign currency transactions are translated into Hong
            Kong dollars at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Hong Kong dollars at the approximate rates of exchange ruling at that date. Exchange differences are accounted for in the statement of income.

            (f)         Operating leases

                        Leases where substantially all the rewards and risks of
            ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to income on the straight-line basis over the lease terms.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

            (g)         Revenue recognition

                        Revenue from sales of goods are recognized on delivery
            to third party customers. Commission income is recognized as the services are provided.

            (h)         Advertising expenses

                        Advertising expenses, net of cooperative advertising
            reimbursements, are charged to the statement of income when incurred.

            (i)         Use of estimates

                        The preparation of financial statements in conformity
            with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from stated estimates.

            (j)         Employee stock plans

                        The Company has elected to follow Accounting Principles
            Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, the excess of exercise price of employee stock options over the fair market value of the underlying stock on the date of grant, is credited to contributed surplus. For disclosure purposes, pro-forma information in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" has been included in note 22 to the consolidated financial statements.

            (k)         Basic and diluted net income/loss per share

                        In February 1997, the Financial Accounting Standards
            Board issued Statement No. 128, "Earnings Per Share". In accordance with this statement, the Company changed the method previously used to compute net income/loss per share and restated all prior periods presented.

                        Basic net income/loss per share is computed using the
            weighted average number of common shares outstanding during the periods. Diluted net income/loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are antidilutive.

                        The basic net income per share for the year ended March
            31, 1996 was computed by dividing net income by 9.3 million shares of common stock on the assumption that such shares issued to DHL upon the effectiveness of the merger had existed at April 1, 1995.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

            (k)         Basic and diluted net income/loss per share (continued)

                        The basic net loss per share for the years ended March
            31, 1997 and 1998 were computed by dividing net loss applicable to common stock, including the cumulative dividends in arrears (note
            23), by the weighted average number of 9,606,849 and 13,238,014 shares of common stock, respectively, which were outstanding during the two years on the assumption that the 9.3 million shares of common stock issued to DHL upon the effectiveness of the merger had existed at April 1, 1996.

                        The effect of employee stock options, warrants and the
            preferred stock outstanding during the three years is anti-dilutive.

            (l)         Recent Accounting Pronouncements

                        In June 1997, the Financial Accounting Standards Board
            issued Statement No.130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. Application of this statement only changes the display and disclosure of previously reported information and will not impact amounts previously reported for net income or stockholders equity, nor affect the comparability of previously issued financial statements. Adoption of this standard is not expected to have a material impact on the Company's financial statements or results of operations.

                        In June 1997, the Financial Accounting Standards Board
            issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information", which change the way that public companies report information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to shareholders. The statement also establishes standards for related disclosures about operating segments, products and services, geographic areas and major customers. The statement is effective for fiscal years beginning after December 15, 1997 and applies to both annual and interim financial reporting subsequent to this date. This statement is not expected to have a material impact on the financial condition or results of operations of the Company.

                        Additionally, the Financial Accounting Standards Board
            Emerging Issues Task Force issued EITF Abstract Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights" ("EITF 96-16"). EITF 96-16 indicates how an investor accounts for its interests in investee in which the investor has a majority of voting interest but the minority shareholders have certain approval or veto rights. EITF 96-16 is effective for the company for annual and interim financial reporting with fiscal years ending after December 15, 1998. Management has not completed its review of EITF 96-16 and therefore, has not concluded whether the adoption of EITF 96-16 will have a significant effect on the financial position or results of operations of the Company.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


3.          SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                                  Year ended March 31,
                                                                       1998         1998         1997        1996
                                                                       US$          HK$          HK$         HK$
                                                                       ----         ----         ----        ----

             Selling, general and administrative expenses:
                  Depreciation                                           76          590           94         456
                  Advertising expenses                                    4           33          825         599
                  Exchange loss/(gain), net                              (9)         (72)         187        (680)
                                                                       ====         ====         ====        ====


4.          SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                        Year ended March 31,
                                                                          1998           1998           1997           1996
                                                                          US$            HK$            HK$            HK$
                                                                          ----           ----           ----           ----

             Cash paid during the year for:
                  Interest                                                 768          5,939          4,687          6,805
                  Income taxes                                              44            344          1,422            149
                                                                       =======        =======        =======        =======

             Non cash investing and financing activities:
                  Loan from a related company
                      financed by a loan to a
                      related company (note 10)                            127            984          7,136          6,230
                  Fixed assets paid by
                      holding company                                    6,833         52,857         46,999         27,698
                  Fixed assets paid by certain
                      fellow subsidiaries                                 --             --           12,203           --
                  Issuance of common stock on
                      conversion of the amount due
                      to holding company                                15,265        118,088           --             --
                  Issuance of common stock on
                      conversion of preferred stock                      3,450         26,687           --             --
                  Issuance of preferred stock on
                      conversion of the amount
                      due to holding company                              --             --           26,687           --
                  Compensation from a minority
                      shareholder                                         --             --            2,747           --
                                                                       =======        =======        =======        =======

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)

5.          INCOME TAXES

                        The Company was incorporated in the British Virgin
            Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

                        Grandom Dransfield (International) and Company Limited
            and Dransfield Paper (HK) Trading Limited ("DPT"), wholly-owned subsidiaries of the Company, were incorporated in Hong Kong and under the current Hong Kong tax law, any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

                        Dransfield Paper (S.E.A.) Pte. Limited ("DPSEA"), a
            66.7% subsidiary of the Company which was disposed of during the year, was incorporated in the Republic of Singapore and was subject to Singapore tax. Under the Singapore tax law, any income accrued in, derived from or received in Singapore was subject to Singapore tax at a rate of 27% in 1997 and before.

                        Guangzhou Dransfield Paper Limited, a co-operative joint
            venture formed in the PRC in which the Company has a 100% interest, and Jiang Ying Dransfield Paper Co. Ltd. ("JYDP"), an equity joint venture formed in the PRC in which the Company has a 48% effective interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have not commenced operation as at March 31, 1998.

                        Total income tax expense differs from the amount
            computed by applying Hong Kong statutory income tax rate of 16.5% (1997: 16.5% and 1996: 16.5%) to income before taxes as follows:

                                                                                   Year ended March 31,
                                                                    1998           1998           1997           1996
                                                                     US$            HK$            HK$            HK$
                                                                    ----           ----           ----           ----

             Computed expected income taxes                           92            712            244         (1,294)
             Non-deductible losses of subsidiaries                   (75)          (581)          (522)          (126)
             Difference between Hong Kong statutory
                  rate and Singapore statutory tax rate             --             --              (40)           (10)
             Other                                                    13            100              9             39
             Valuation allowance                                     (84)          (648)          --             --
                                                                  ------         ------         ------         ------
             Tax charge for the year                                 (54)          (417)          (309)        (1,391)
                                                                  ======         ======         ======         ======

            Deferred tax asset is comprised of the following:

                                                                       1998         1998         1997
                                                                        US$          HK$          HK$
                                                                       ----         ----         ----

             Tax losses carried forward                                  84          648          517
             Valuation allowance                                        (84)        (648)        --
                                                                       ----         ----         ----
                                                                       --           --            517
                                                                       ====         ====         ====

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


6.          ACCOUNTS RECEIVABLE, NET

            Accounts receivable are comprised of:

                                                                                       March 31,
                                                                          1998            1998            1997
                                                                          US$             HK$             HK$
                                                                          ----            ----            ----

             Accounts receivable - trade                                 1,423          11,013          21,305
             Less: Allowance for doubtful debts                            (45)           (350)            (50)
                                                                       -------         -------         -------

             Accounts receivable, net                                    1,378          10,663          21,255
                                                                       =======         =======         =======
             Movement of allowance for doubtful debts
             Balance as at April 1,                                          6              50            --
             Provided during the year                                       39             300              50
                                                                       -------         -------         -------

             Balance as at March 31,                                        45             350              50
                                                                       =======         =======         =======


7.          INVENTORIES, NET

            Inventories are comprised of:

                                                                                       March 31,
                                                                          1998            1998            1997
                                                                          US$             HK$             HK$
                                                                          ----            ----            ----

             Raw materials                                                 265           2,053           2,207
             Finished goods                                                203           1,571          11,496
             Less: Allowance for obsolescence and
                           net realizable value                           (142)         (1,103)         (1,262)
                                                                       -------         -------         -------

             Inventories, net                                              326           2,521          12,441
                                                                       =======         =======         =======
             Movement of allowance for obsolescence
                  and net realizable value
             Balance as at April 1,                                        163           1,262             702
             Provided during the year                                      101             782             710
             Deduction during the year                                    (122)           (941)           (150)
                                                                       -------         -------         -------

             Balance as at March 31,                                       142           1,103           1,262
                                                                       =======         =======         =======

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


8.          FIXED ASSETS

                                                                                         March 31,
                                                                           1998             1998             1997
                                                                           US$              HK$              HK$
                                                                           ----             ----             ----

             Land and buildings                                           6,044           46,760           38,304
             Leasehold improvement                                           27              209              278
             Machinery and equipment                                     16,600          128,419           81,803
             Motor vehicles                                                 147            1,134              797
             Furniture, fixtures and office equipment                       500            3,870            3,533
                                                                       --------         --------         --------
                                                                         23,318          180,392          124,715

             Less: Accumulated depreciation                                (253)          (1,958)          (1,554)
                                                                       --------         --------         --------

                                                                         23,065          178,434          123,161
                                                                       ========         ========         ========

                        The Group's land and buildings are located in the PRC
            and held under land use rights of 50 years from December 1, 1992 to November 30, 2041.

                        During the year, no depreciation was provided on the
            machinery and equipment and land and buildings as they have not been put into use at the balance sheet date. No depreciation was provided on the land and buildings and machinery and equipment in 1997 and 1998 as they had not been put into use at the respective balance sheet dates. The carrying value of assets which are under construction at the balance sheet date amounted to HK$174,518 (1997:
            HK$119,811).


9.          LOANS WITH A RELATED COMPANY

                        In May 1995, the Company entered into an agreement with
            a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then entered into an agreement to establish a Sino-foreign equity joint venture company, JYDP, which is 60% owned by DBPHL and is principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9.26 million (approximately HK$72 million) to JYDP, to be financed by a shareholders' loan.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)



9.          LOANS WITH A RELATED COMPANY (continued)

                        The Company, DBPHL and Broadsino entered into a loan
            agreement whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of US$9.26 million (approximately HK$72 million) (the "Shareholders' Loan") to DBPHL. Pursuant to another agreement, the Company agreed to make a loan of US$1,852 (approximately HK$14 million) to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DBPHL. DBPHL has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DBPHL also undertakes to apply any amounts, including dividends, which may be distributed by JYDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 per cent shareholding in DBPHL and any amount it may receive from DBPHL as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company. A promissory note has been issued by a wholly owned subsidiary of Broadsino in favor of the Company.

                        As at March 31, 1998, the Company advanced HK$14,350
            (US$1,855) to Broadsino for the capital injection in JYDP, which is classified as a loan to a related company. The same amount of HK$14,350 (US$1,855) is recorded in the consolidated financial statements as long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment terms.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)



10.         BANK BORROWINGS

                        The Company and its principal subsidiaries obtained
            working capital credit facilities from a bank, which are shared with DHL and certain of the Company's fellow subsidiaries (the "Shared Facilities"). These facilities comprise short-term loans and overdrafts of HK$2 million (US$258) and letters of credit of HK$20 million (US$2.6 million). As at March 31, 1998, the Shared Facilities remained unutilized. The Shared Facilities are collateralized by:

            (a) unlimited corporate guarantees given by a fellow subsidiary of the Company; and

            (b) unlimited cross guarantees given by a fellow subsidiary and certain subsidiaries of the Company.

                        The weighted average interest rates on bank borrowings
            as at the balance sheet date are as follows:

                                                                             March 31,
                                                                  1998                         1997

            Interest on bank loans and overdrafts                  N/A                           9%

                        Interest expense on bank loans, net of the amounts
            capitalized, is as follows:

                                                                                       Year ended March 31,
                                                                         1998           1998           1997           1996
                                                                         US$            HK$            HK$            HK$
                                                                         ----           ----           ----           ----

             Interest incurred                                            768          5,939          4,687          6,805
             Interest capitalized                                        (698)        (5,402)        (2,845)        (1,108)
                                                                       ------         ------         ------         ------

             Interest expense                                              70            537          1,842          5,697
                                                                       ======         ======         ======         ======


11.         ACQUISITION AND DISPOSAL OF SUBSIDIARIES

                        On March 27, 1997, the Company entered into a sale and
            purchase agreement to acquire the remaining 33.3% interest in CS Paper Holdings (International) Limited, a 66.7% subsidiary of the Company, and certain of its wholly-owned subsidiaries (collectively the "CSP Group") and to dispose of Dransfield Paper (S.E.A.) Pte. Limited ("DPSEA") and Central National Hong Kong Limited ("CN"), subsidiaries in which the Company had 66.7% and 34% equity interests, respectively.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


11.         ACQUISITION AND DISPOSAL OF SUBSIDIARIES (continued)

                        The agreement was declared unconditional on May 9, 1997.
            The net amount of consideration payable to the minority shareholder of HK$3 million (US$388) was settled in cash on June 4, 1997. The net cash outflow of the above transactions amounted to HK$4,601 (US$595) which consisted of the aforesaid consideration of HK$3 million and cash and bank balances of HK$1,601 (US$207) of the subsidiaries disposed of.

                        The loss on disposal of DPSEA and CN amounting to HK$406
            (US$52) is reflected in the Company's statements of income for the year ended March 31, 1998.


12.         DUE TO A MINORITY SHAREHOLDER

                        The balance at March 31, 1998 represents a loan from a
            minority shareholder, which is unsecured, interest-free and has no fixed repayment terms. The balance at March 31, 1997 represented a loan from another minority shareholder, which was unsecured and interest-free. The loan was disposed of associated with the disposal of the corresponding subsidiary (note 11) during the year.


13.         DUE TO HOLDING COMPANY

                        The unsecured long term liability arose when the Group
            utilized the banking facilities of the holding company to finance the Group's capital investment. The interest incurred on the banking facilities were reimbursed by the Group.

                        The Group's operations are dependent on the financial
            support of its holding company which has agreed that it will not demand payment of the amount prior to April 1, 1999.


14.         COMMITMENTS

                        As of March 31, 1998, the Group had outstanding capital
            commitments of HK$32.8 million (US$4.2 million).

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)



15.         RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

                        The major related party transactions are described in
            further detail below. Management believes that the methods used in allocating costs are reasonable.

                                                                                  Year ended March 31,
            Nature of transactions                        Notes       1998          1998         1997          1996
                                                                      US$           HK$          HK$           HK$
                                                                      ----          ----         ----          ----

            Revenue:
            Sales of products                              (a)       1,938        14,992       80,180         7,480
                                                                    ======       =======      =======       =======
            Expenses:
            Electronic data processing and
                 accounting services charges               (b)          82           632          801         2,312
            Storage and delivery charges                   (c)         159         1,232        5,561         7,069
            Equipment rental                               (d)           4            33           55           105
            Operating lease rental for land
                 and building                              (e)          27           206          209         1,336
                                                                    ------       -------      -------       -------

                                                                       272         2,103        6,626        10,822
                                                                    ======       =======      =======       =======

            (a)         Sales of products

                        The Group sold products to Victorison Marketing Limited
            and Dransfield Pacific Limited, fellow subsidiaries of the Company at cost plus 3% (3% in 1996 and 1997). Commencing April 1, 1996, the Group sold products to Dransfield Trading Limited ("DTL") at cost plus 18%. Under this arrangement, DTL is responsible for the marketing and distribution of the Group's paper handkerchief products. The mark-up is established based on the margins achieved by DTL on sales to ultimate customers after taking into account marketing and distribution costs incurred by DTL.

            (b) Electronic data processing and accounting services charges

                        Dransfield Secretarial & Administrative Services
            Limited, a fellow subsidiary of the Company, provides various administrative services to the Group including electronic data processing, accounting, shipping, personnel, legal and general administrative services. The service fee charged by the fellow subsidiary is based on apportioned salary costs on the basis of estimated time incurred and cost of other resources consumed to provide these services to the Group.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)



15.         RELATED PARTY TRANSACTIONS AND ARRANGEMENTS (continued)

            (c)         Storage and delivery charges

                        Victorison Logistics Limited, a fellow subsidiary of the
            Company, provide storage and delivery services to the Group at agreed prices, which, in the opinion of the management, approximate prices negotiated with third parties on an arm's length basis.

            (d)         Equipment rental

                        The equipment rental is paid to A. Dransfield & Company,
            Limited, a fellow subsidiary of the Company, at the rate equivalent to the depreciation of the equipment over its estimated useful live.

            (e)         Operating lease rental for land and building

                        The rental under operating leases is paid to Well
            Assessed Limited, a fellow subsidiary of the Company based on the actual floor area occupied by the Group at agreed rates, which, in the opinion of the management, approximate rates negotiated with third parties on an arm's length basis.


16.         FINANCIAL INSTRUMENTS

                        The carrying amount of the Company's cash and bank
            balances approximate their fair value because of the short maturity of those instruments. The carrying amounts of the Company's borrowings approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due to their nature, the fair value is not determinable.

                        The carrying amount reported in the balance sheet for
            accounts receivable and accounts payable approximate their fair value.


17.         CONCENTRATION OF RISK

            Concentration of credit risk:

                        The Group's principal activities are distribution of
            fine paper and paper handkerchiefs. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

                        The allowance for doubtful accounts the Group maintains
            is based upon the expected collectibility of all accounts receivable.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)



17.         CONCENTRATION OF RISK (continued)

            Current vulnerability due to certain concentrations:

                        The Group has investments in the PRC. The value of the
            Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 19 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.


18.         PENSION SCHEME

                        The Group is a member of a defined contribution pension
            scheme of DHL (the "Scheme"). All the full time permanent staff in Hong Kong, after completion of one year's service, are eligible to join the Scheme. The participants contribute 5% of their basic monthly salaries to the Scheme while the Group contributes 5% to 6.5% of the basic monthly salaries of the participants depending on the number of years of employment of individual participants and such contributions are charged to the profit and loss account as they become payable in accordance with the rules of the Scheme. When an employee leaves the Scheme prior to his/her interest in the Group employer contributions vesting fully, the ongoing contributions payable by the Group may be reduced by the relevant amount of forfeited contributions. Pension scheme expenses, net of forfeited contributions, is HK$44, HK$15 and HK$16 for the years ended March 31, 1996, 1997 and 1998.


19.         COMPENSATION FROM A SUPPLIER

                        The Group received a compensation of HK$1,195 (US$154)
            from a supplier during the year ended March 31, 1998 related to termination of distributorship of certain paper handkerchief products.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)



20.         REORGANIZATION EXPENSES

                        The amount represents the costs incurred in connection
            with the reverse acquisition transaction.


21.         SEGMENT REPORTING AND MAJOR SUPPLIERS

                        The Group operates in three industry segments, paper
            distribution, paper merchanting and paper manufacturing. Operations in paper distribution include the distribution of paper handkerchiefs. Operations in paper merchanting include the buying and selling of paper both on an indent basis and on an agency basis. Management believes that the operations in paper merchanting activities are incidental to the core business. The Group is in the process of setting up a paper manufacturing facility and operations have not commenced. There is no assurance that the operations, when commenced, will be successful.

                        Operating profit is total revenue less operating
            expenses, excluding interest expense and general corporate expenses. Identifiable assets by industry segment include assets directly identified with those operations. Corporate assets consist primarily of prepayments and deposits. Information about the Group's operations in different industry segments were as follows:

                                                                           1998             1998             1997             1996
                                                                           US$              HK$              HK$              HK$
                                                                           ----             ----             ----             ----

             NET SALES AND OTHER INCOME

             Distribution of paper handkerchiefs
                  - third parties                                          --               --               --             68,062
                  - fellow subsidiaries                                   1,938           14,992           80,180            7,480
                                                                       --------         --------         --------         --------
                                                                          1,938           14,992           80,180           75,542

             Paper merchanting                                            5,124           39,639           67,064          237,243
                                                                       --------         --------         --------         --------

             TOTAL REVENUE                                                7,062           54,631          147,244          312,785
                                                                       --------         --------         --------         --------

             OPERATING PROFIT/(LOSS)
             Distribution of paper handkerchiefs                              7               53            5,961            4,296
             Paper merchanting                                             (108)            (832)          (2,926)           9,241
             Paper manufacturing                                           (246)          (1,905)            (591)            --
                                                                       --------         --------         --------         --------

             TOTAL OPERATING PROFIT/(LOSS)                                 (347)          (2,684)           2,444           13,537

             Corporate office expenses                                     (141)          (1,095)            (268)            --
             Reorganization expenses                                       --               --             (1,815)            --
             Interest expense                                               (70)            (537)          (1,842)          (5,697)
                                                                       --------         --------         --------         --------

             INCOME/(LOSS) BEFORE INCOME TAXES                             (558)          (4,316)          (1,481)           7,840
                                                                       ========         ========         ========         ========

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


21.         SEGMENT REPORTING AND MAJOR SUPPLIERS (continued)

                                                                    1998               1998              1997             1996
                                                                     US$                HK$               HK$              HK$
                                                                    ----               ----              ----             ----

            IDENTIFIABLE ASSETS

                 Distribution of paper handkerchiefs                  27                208            22,979           20,499
                 Paper merchanting                                 1,722             13,326            44,350           90,594
                 Paper manufacturing                              25,521            197,429           141,944           64,308
                                                                 -------           --------          --------         --------
                                                                  27,270            210,963           209,273          175,401

                 General corporate assets                             41                314               193            1,176
                                                                 -------           --------          --------         --------

            TOTAL ASSETS                                          27,311            211,277           209,466          176,577
                                                                 =======           ========          ========         ========

            DEPRECIATION AND AMORTIZATION

            Distribution of paper handkerchiefs                        2                 14                29              143
            Paper merchanting                                          2                 17                65              313
            Paper manufacturing                                       72                559               345                -

            CAPITAL EXPENDITURES

            Distribution of paper handkerchiefs                        -                  -                 -                6
            Paper merchanting                                          -                  -               493              381
            Paper manufacturing                                    7,258             56,146            65,213           32,468
            General corporate assets                                  22                174                53                -

                        The Group's business is conducted in Hong Kong, Macau
            and the other parts of the PRC. The sales to Macau and the other parts of the PRC during the three years ended March 31, 1998 were insignificant. There is no single customer who accounted for more than 10% of net sales for the three years ended March 31, 1998.

                        In 1996, 1997 and 1998, the Group's top three suppliers
            accounted for approximately 57%, 75% and 58% of total purchases, respectively.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


22.         COMMON STOCK WARRANTS AND OPTIONS

                        Prior to the merger, the Company issued to the then
            existing shareholders, 500,000 callable common stock purchase warrants which entitle the registered holders to purchase common stock of the Company at a price of US$5.50 per share at any time on or before August 23, 1998. 446,004 common stock purchase warrants of the Company were issued to DHL on February 26, 1997 in accordance with the terms of the Merger Agreement. The callable warrants are subject to call by the Company on not less than 30 days' notice provided that the closing bid price of the common stock of the Company as reported on the Nasdaq Stock Market averages US$8 a share or above for the ten consecutive trading days ending on the day prior to the date on which the notice of call is given.

                        At the balance sheet date, the Company had 946,004
            common stock purchase warrants outstanding. The warrants remained unexercised and expired on August 23, 1998.

                        On November 20, 1996, the then sole director of the
            Company adopted a stock option plan (the "Plan") whereby nontransferable options may be granted by the directors to employees and executive officers of the Company. The options are for 4-year terms but may not be exercised during the first year. The exercise price for each option shall be set by the directors but may not be less than 80 percent of the average or closing price of the Company's common stock during the five trading days prior to the grant of the option. The total number of shares of common stock which can be subject to the options at any time, both under this plan and otherwise, shall not exceed 10 percent of the number of shares of common stock then outstanding. No person can be granted options which, if fully exercised, would result in that person owning more than 25 percent of the outstanding shares of common stock after such exercise.

                        Pursuant to the Plan, the Company granted 625,000 share
            options to its employees and directors on April 24, 1997 ("the Grant Date"). During the year, 115,000 share options were canceled upon the termination of employment of certain employees. No share options were exercised during the year. Details of the outstanding options at March 31, 1998 are as follows:

                                                                                             Number of
                                                                                   options outstanding
            Exercise period                               Exercise price              at March 31 1998

            31 October 1998 to 23 April 2001            US$2.8 per share                       255,000
            31 October 1999 to 23 April 2001            US$2.8 per share                       127,500
            31 October 2000 to 23 April 2001            US$2.8 per share                       127,500

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


22.         COMMON STOCK WARRANTS AND OPTIONS (continued)

                        The Company applies Accounting Principles Board Opinion
            No. 25, "Accounting for Stock issued to Employees" in accounting for the Plan. The compensation expense of HK$2,269 (US$293) related to the share options outstanding at 31 March 1998, which represented the difference between the exercise price and the fair market value of the Company's common stock at the Grant Date, which should be recognized over the vesting period of 4 years from the Grant Date. Accordingly, a compensation expense of HK$1,184 (US$153) was recognized for the year.

                        Pro-forma information regarding net income and earnings
            per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the Grant Date using a Black-Scholes option pricing model with the following weighted-average assumptions for the Grant Date:

            Risk-free interest rate                                                 7.02%
            Dividend yield                                                          Nil
            Volatility factor of the expected market price
                 of the Company's common stock                                      130%
            Weighted-average expected life of the options                           4 years

                        The Black-Scholes option valuation model was developed
            for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

                        For the purposes of pro-forma disclosures, the estimated
            fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information for the year ended March 31, 1998 is as follows:

                                                                       US$                 HK$

            Pro-forma net loss                                       1,134               8,775
                                                                    ======              ======

            Basic and diluted net loss per share (cents)                 9                  70
                                                                    ======              ======

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


23.         PREFERRED STOCK

                        The holders of the Series A convertible preferred stock
            are entitled to receive, out of surplus, a cumulative dividend at the rate of US$0.15 per share per annum and, after the payment of this dividend, they are entitled to participate in dividends set apart or paid on other capital stock of the Company on the same basis as the holders of the Company's common stock. In case of liquidation of the Company, these preferred stock holders shall be entitled to receive US$1.50 for each share of the Series A convertible preferred stock before any distribution of the assets of the Company to other capital stock holders, plus all accrued and unpaid dividends declared hereon and other considerations before the other capital stockholders share in the liquidation of the assets. This class of preferred stock is convertible at the option of the holders into one share of common stock of the Company and has equal voting rights with the common stockholders.

                        The 2.3 million shares of the Series A convertible
            preferred stock were converted to 2.3 million shares of common stock on May 30, 1997.

                        Up to May 30, 1997, the aggregate amount of the
            dividends in arrears for the years ended March 31, 1997 and 1998 were HK$1,531 (US$198) and HK$446 (US$58), respectively.


24.         CONTRIBUTED SURPLUS

                        The amount represents a net compensation of HK$1,530
            (US$198) from a minority shareholder, which was accounted for as a capital transaction in 1997, and stock compensation expense of HK$1,184 (US$153) recognized for the year ended March 31, 1998 (note
            22).