Form 20-F
period 1999-03-31
DRANSFIELD CHINA PAPER CORP
filed 1999-09-28
CIK 1021126

                                   FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 1999


                        Commission file number 000-21919

                       DRANSFIELD CHINA PAPER CORPORATION
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



                    Territory of the British Virgin Islands
                -----------------------------------------------
                (Jurisdiction of incorporation or organization)

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


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                        Common Stock - 15,585,000 Shares
                        --------------------------------


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                  Yes  X                   No
                      ---                     ---

         Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17  X               Item 18
                          ---                     ---

                               TABLE OF CONTENTS


Item 1.           Description of Business                                     2

Item 2.           Description of Property                                     6

Item 3.           Legal Proceedings                                           8

Item 4.           Control of Registrant                                       8

Item 5.           Nature of Trading Market                                    8

Item 6.           Exchange Controls and Other Limitations Affecting
                  Security Holders                                            9

Item 7.           Taxation                                                   11

Item 8.           Selected Financial Data                                    11

Item 9.           Management's Discussion and Analysis of Financial
                  Conditions and Results of Operations                       13

Item 9A.          Quantitative and Qualitative Disclosures About
                  Market Risk                                                26

Item 10.          Directors and Officers of the Company                      27

Item 11.          Compensation of Directors and Officers                     30

Item 12.          Options to Purchase Securities from the Company            30

Item 13.          Interest of Management in Certain Transactions             30

Item 14.          Description of Securities to be Registered                 31

Item 15.          Defaults Upon Senior Securities                            31

Item 16.          Changes in Securities and Changes in Security for
                  Registered Securities                                      31

Item 17.          Financial Statements                                       32

Item 18.          Financial Statements                                       32

Exhibit List                                                                 32

SIGNATURE                                                                    33

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         Dransfield China Paper Corporation is a 95.8%-owned subsidiary of Dransfield Holdings Limited ("Dransfield Holdings"), a Cayman Islands company which was founded by Sir Kenneth Fung, CBE, JP, in the 1940s to market and to distribute consumer products in Hong Kong. Dransfield Holdings has three business divisions -

o a paper business conducted by us, which bought and sold a Proctor & Gamble "Tempo" brand-name paper handkerchief, which we distributed to retailers until June 1997, and which business division is expanding its operations to include paper manufacturing and distribution of our own brand-name paper products;

o a food and beverage division which has breweries in China and the United Kingdom and an edible oil factory in China, and which distributes alcoholic and non-alcoholic beverages in Hong Kong; and

o a logistics and services division that provides warehousing, deliveries, repair, exhibition and buying-program services to affiliated and non-affiliated companies in Hong Kong and China. The service division now includes a small consumer electronics department that distributes household appliances under the brand names of "Turbo" and "DF".

         Our parent, Dransfield Holdings, has been listed on the Hong Kong Stock Exchange since April 1993.

         Our business was conducted until February 26, 1997, by Dransfield Paper Holdings Limited ("Dransfield Paper"), which merged with us on that date.

         The purpose of the merger was to transfer, from the Hong Kong Stock Exchange to the Nasdaq Stock Market in the U.S., Dransfield Holdings' equity in its paper business division. The paper business dates back to 1975, when A. Dransfield & Co. Ltd., a wholly-owned subsidiary of Dransfield Holdings, secured the exclusive distribution rights for Tempo paper handkerchiefs in Hong Kong and Macau. In 1994 Dransfield Paper, before its merger with us, succeeded to this business from its sister company and continued to develop a substantial distribution network principally through supermarkets, drug stores and newspaper stands for Tempo handkerchiefs.

         Our earlier ability to consistently achieve market share of more than 40% of the paper handkerchiefs market in Hong Kong, through our sales of Tempo-brand handkerchiefs, represented an excellent base for our preparation to manufacture and distribute our own "DF" branded paper products, which distribution commenced in August 1997. In June 1997, we ceased distributing Proctor & Gamble's Tempo product.

         In November 1994, our company undertook to establish business contacts and to gain experience in buying waste paper, which it did both on an indent basis (a pre-sold basis) and on an agency basis, all in support of its plan to expand its business to that of an integrated manufacturer and distributor of hygienic paper products for consumers. This paper merchanting operation was organized through the formation of a subsidiary company named C.S. Paper Holdings (International) Limited, which conducted the following operations:

o A paper agency company, Central National Hong Kong Limited, through a joint venture with Central National Gottesman, Inc., a U.S. company, which agency was sold pursuant to an agreement dated March 27, 1997, to one of its beneficial owners, and

o A paper trading company in Hong Kong, Dransfield Paper (HK) Trading Limited, which sold and still sells packaging grade papers on an indent basis or from stock.

         In August 1997, our company commenced production of our own DF brand-name paper products at a paper converting facility we established in Conghua in the city of Guangzhou, Guangdong Province in Southern China - a major step in our plan to expand our - operations to those of a vertically-integrated hygienic paper producer and distributor in some of the largest populated and fastest growing economies of China as well as in Hong Kong.

THE PAPER INDUSTRY IN CHINA

         China currently has more than 700 business enterprises producing tissue paper, most of which are small mills with a daily output of 1 to 5 metric tons. Most are cylinder and fourdrinier paper machines with paper widths of 1,092mm to 1,760mm and speeds of 60m to 120m per minute only. Raw materials used are mostly mixed waste paper pulp, white paper trimmings, rice and wheat straw pulp, bagasse pulp, tail pulp of paper mills, waste cotton pulp and others which have just been simply bleached. Only a few paper machines imported from overseas together with a few Chinese-made cylinder and fourdrinier machines use imported wood pulp as raw materials to produce higher grade tissue paper.

         The following table is an estimate of the utilization of raw materials in tissue paper plants.

TABLE 1

                                                                   ESTIMATED
RAW MATERIALS                              QUALITY               USAGE RATE (%)

100% imported wood pulp or                  Best                      10
Chinese-made cotton pulp

30% imported wood pulp,                     Good                      20
70% wood pulp and waste paper
or quality bleached bagasse pulp

White paper shorts and bleached             Average                   20
rice and wheat straw pulp

Mixed waste paper, ordinary straw           Bad                       50
pulp and tail pulp of paper mills


         In 1997, an estimated 31 million metric tons of paper and paper boards were produced in China. Approximately 2.1 million metric tons of hygienic paper were produced by tissue paper mills. Annual per capita consumption of hygienic paper is only a fraction of that of the West. For instance, annual per capita consumption of hygienic paper in the U.S. is over 19kg. In Hong Kong, it is 5kg and in China around 1.7kg.

         Both the variety and forms of tissue paper are growing day by day in China's market, including folded handkerchiefs, facials, napkins, bathroom tissues, kitchen towels and other paper towels and moist tissues.

         From 1988 to 1992, toilet paper accounted for more than 95% of all tissue paper sold in China. Subsequently, with the improvement in consumer income, toilet paper accounted for 88% and tissues 12% respectively in the industrial survey of 1995. In 1997, the estimated proportion of toilet paper went down to approximately 75% while tissues rose to 25%, of which 15% was napkins and 10% facials.

         Western packaged facials, handkerchiefs, napkins and bathroom tissues are now sold in supermarkets of major cities.

         The consumption of tissue paper grew from 680,000 metric tons in 1990 to 2.1 million metric tons in 1997 with an annual compound growth rate of 15.7%. The annual per capita consumption increased from 0.6kg to 1.7kg, which is still less than 10% of the United States.

         We believe that most hygienic mills producing hygienic paper are under-financed, poorly managed and producing low grades, covering approximately 65% of the mass market.

         We are building two paper mills that target medium and premium quality paper product markets. Depending on different grades of raw materials used, our products can also compete in the top end of the mass market. Currently, the top end of the tissue paper market has achieved approximately 15% of total market share.

         Our competitors in the China market are:

o Scott Shanghai (now owned by Kimberly Clark) with an estimated output of 14,000 metric tons per annum.

o Taiwan Long Chen located in Suzhou, Jiangsu Province (now purchased by Procter & Gamble) with an estimated output of approximately 14,000 metric tons per annum.

o Taiwan Yuen Foong Yu located in Kunshan, Jiangsu Province, with an estimated output of 15,000 metric tons per annum.

o Guangdong Vinda Paper Co. Ltd., the largest and most influential local paper mill located in Xinhui, Guangdong Province, with an estimated expanded capacity of approximately 30,000 metric tons per annum.

o Fujian Hengan Holding Co. Ltd. in Changde, Hunan Province now produces tissue paper to meet its requirements for production of diapers as well as paper. Estimated capacity is approximately 30,000 metric tons per annum.

         Given the above-described capacities together with our estimated production capacity, we believe the requirement for top quality products will be temporarily met until the next round of economic growth in China for both domestic as well as on-premise (tourist) consumption.

         Despite the recent double-digit growth in China and the projected annual growth of around 7%, we assume that the majority of consumers in China will not afford themselves the luxury expense of hygienic paper products sold at premium prices for several more years to come. Accordingly, we propose to position ourself in the mass market as well as in the medium- to premium-priced quality market. Our rationale is to penetrate the mass market with a view to cultivating the consumer's purchasing habits, an appreciation of our quality, and a recognition of our brand name over the years. We intend to have raw materials for the mass-market products contract-manufactured by smaller paper mills while meeting the higher end products from our paper mills as they become commissioned.

RESEARCH AND DEVELOPMENT. We have not incurred any significant expenditures on research and development activities.

ENVIRONMENTAL CONTROLS. We anticipate that the Chinese Government will increase its requirements for environmental controls. With this in mind, we are installing and employing environmental control standards that meet U.S. standards, which are higher than those currently required by the PRC.

         With respect to Paper Mill No. 2, the environmental controls we proposed and are installing have been approved by the Provincial authorities and the Central Government. The paper mills will use an enzymatic process as the deinking agent, which employs a biological agent rather than the traditional chemical process. Approximately 90% less chemicals will be used. The entire deinking process has been designed by in-house U.S. and European experts assisted by an independent consultant. The effluent output is mostly clay, which can be used as a construction material, and the effluent water will be treated in lagoons. Similar environmental controls are proposed for Paper Mill No. 1 and have been approved by the local environmental protection agency. We expect them to be approved by the Provincial authorities and the Central Government.

         The effluent water, after treatment, will meet the standards set by the Chinese Government for biological oxygen demand (BOD), chemical oxygen demand (COD), suspended solids (SS) and pH.

         Our waste treatment process and plants have been designed by specialists in the U.S. but are being built locally in China.

         We do not anticipate having to pay any significant environmental clean-up costs in our operations other than as part of our regular operating requirements, because prior to the actual installation of the equipment, our environmental procedures will have met the local authority requirements and approval.

NUMBER OF EMPLOYEES. On March 31, 1999 we employed 78 persons. Once the operation in Conghua goes into full operation, the number of employees will increase substantially, as it will when installation of the deinking and tissue making operations commence at the paper mills.

VENUE OF SALES. Less than 10% of our sales during the year ended March 31, 1999 were attributable to exports to China. Most of our sales for the last three fiscal years were in Hong Kong.

PATENTS, COPYRIGHTS AND INTELLECTUAL PROPERTY.

         We hold no patents, copyrights or intellectual property other than trade marks established for our new paper products for the consumer market. We are not aware of any patents, trademarks, licenses, franchises and concessions that would affect our business and production described herein.

ITEM 2.  DESCRIPTION OF PROPERTY.

         CONGHUA - PAPER MILL NO. 1.

         We have the land use rights to 16,011 square meters in a development zone in Conghua, Guangzhou, PRC on which we have constructed a paper conversion plant and warehouse, a conference center, and a 52-room guest house. The recycled pulp production and paper making facilities are planned to be located on a tract of approximately 35,000 square meters in

Xinhui, near Guangzhou, on a major river with ready access to road and river transportation facilities, near other manufacturers of tissue and industrial grades of paper, and with an abundant supply of electricity.

         To fill a temporary gap in our production flow pending completion of our own tissue paper plant, we signed a seven-year agreement in the last quarter with Jiangmen Sugar Cane Chemical Factory (Group) Company Limited to operate its Jiangmen paper mill. Under the agreement, we will provide raw materials and utilize our technical know-how to operate the mill. Jiangmen Paper Mill is expected to produce up to 5,500 metric tons of tissue paper and 33,000 metric tons of deinked pulp annually. The mill not only provides the essential step in our multi-stage integration by providing tissue paper for our own converting facilities but it will allow us to demonstrate our technical knowledge in preparation for the eventual start-up of DCPC's own tissue paper plant.

         JIANGYIN - PAPER MILL NO. 2.

         Our joint venture partner has a 50-year land use agreement with the local authority in Jiangyin for a 65,000 square meters tract on which Paper Mill No. 2 is being constructed. The tract is adjacent to a navigable river, accessible to a nearby major highway, near other manufacturers of industrial grade papers, and adequate to meet medium-term expansion needs. Electricity is provided by Jiangsu Huaxi Holdings Corporation, a PRC government corporation, our joint venture partner. Our joint venture partner originally agreed to inject this parcel of land as part of their capital contribution.

         In an effort to generate funds from sources other than the public market, we came to an agreement in July 1999 with our joint venture partner to exchange shares of our common stock in partial payment for land in Huaxi, the site of Paper Mill No. 2.

         Under the agreement, the Sino foreign equity joint venture above-described is expected to be converted into a foreign company, wholly owned by Dransfield Broadsino Paper Holdings Ltd which is 80% held by us.

         The joint venture company was originally established in order to ensure the adequacy of electricity supply to be provided by its joint venture partner, a PRC-government corporation. There is now an adequate supply of electricity in the area in which the factory is situated. We believe we are in a position to develop and operate the factory on the strengths of our own management.

         Conversion to a wholly-owned foreign company in the third quarter 1999 will enable us to focus on our investment.

         During the year, we started and in July 1999 completed commissioning our converting facility at Paper Mill No. 2 in Huaxi, Jiangsu Province. Test production has commenced.

         OFFICE FACILITIES.

         We rent office facilities in Hong Kong from another subsidiary corporation of our parent, Dransfield Holdings, and share these facilities with other subsidiary corporations of Dransfield Holdings.

ITEM 3.  LEGAL PROCEEDINGS.

         Neither our company nor any of its property is a party to or the subject of any material pending legal proceedings other than ordinary routine litigation incidental to its business.

ITEM 4.  CONTROL OF REGISTRANT.

         We are a 95.8%-owned subsidiary of Dransfield Holdings, a Cayman company which is listed on the Hong Kong Stock Exchange.

         The following table sets forth, as of August 31, 1999, information with respect to any person known to us to be the beneficial owner of more than ten percent of our Common Stock and the total amount of our Common Stock beneficially owned by the officers and directors as a group:

                                                                         Percent
                    Owner                        Amount Owned           of Class
                    -----                        ------------           --------
         Dransfield Holdings Limited             14,935,000(1)            95.8%

         Officers and Directors as a
              Group (11 persons)                 14,961,786               96.0%


         -------------------------

         (1) Represents sole voting and investment powers with respect to these shares.

ITEM 5.  NATURE OF TRADING MARKET.

OUTSIDE THE UNITED STATES

         There is currently no trading market outside the United States for our Common Stock.

INSIDE THE UNITED STATES

         Our Common Stock is listed for trading on the Nasdaq SmallCap Market under the symbol "DCPCF."

         Our Common Stock commenced trading in the U.S. on April 2, 1997. The reported high and the low sales prices have been as follows:

                  Calendar Quarters         High      Low
                  -----------------         ----      ---
                  1997, 2nd Quarter         $5.250   $2.500
                  1997, 3rd Quarter         $4.875   $3.250
                  1997, 4th Quarter         $4.875   $4.313
                  1998, 1st Quarter         $4.000   $2.750
                  1998, 2nd Quarter         $2.875   $1.625
                  1998, 3rd Quarter         $2.375   $0.750
                  1998, 4th Quarter         $2.125   $0.313
                  1999, 1st Quarter         $2.250   $1.250
                  1999, 2nd Quarter         $1.250   $0.781


         Of the 15,585,000 outstanding shares of Common Stock, 550,000 shares are held in the United States by approximately 1,173 record holders and 15,035,000 shares are held in Hong Kong by three shareholders, one of whom, Dransfield Holdings Limited, a Cayman corporation, owns 14,935,000 shares.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         The business of our company is conducted in and from Hong Kong and the People's Republic of China ("the PRC") in Hong Kong dollars and the PRC Renminbi. Periodic reports made to U.S. shareholders are expressed in U.S. dollars using the then-current exchange rates.

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

         The following table sets forth the average noon exchange rate between Renminbi and U.S. dollars for the periods indicated and is expressed in RMB per U.S. Dollar:

PERIOD                    AVERAGE NOON BUYING RATE(1)(2)
------                    ------------------------------
1989                                  3.8149
1990                                  4.8175
1991                                  5.3431
1992                                  5.5309
1993                                  5.7769
1994                                  8.6402
1995                                  8.3700
1996                                  8.3389
1997                                  8.3193
1998                                  8.3008

---------------------------

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


         The Hong Kong dollar is freely convertible into the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, HSBC, Standard Chartered Bank and the Bank of China, whereby certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing bank to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of US$1.00 = HK$7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent of U.S. dollars at the fixed rate. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

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

         Our company is organized under the laws of the British Virgin Islands ("the BVI"). The relevant BVI law imposes no limitations on the rights of nonresidents or foreign owners to hold or vote securities of the company, nor are there any charters or other constituent documents of the company - that would impose similar limitations.

ITEM 7.  TAXATION.

         There are no British Virgin Islands ("BVI") governmental laws, decrees or regulations affecting the remittance of dividends or other payments to nonresident holders of our company's securities. U.S. holders of our securities are subject to no taxes or withholding provisions under existing BVI laws and regulations. By reason of the fact that we conduct no business operations within the BVI, there are no applicable reciprocal tax treaties between the BVI and the U.S. that would affect the preceding statement that there are no BVI taxes, including withholding provisions, to which U.S. security holders are subject under existing laws and regulations of the BVI.

ITEM 8.  SELECTED FINANCIAL DATA.

         The following selected financial data for the five years ended March 31, 1999, are derived from the audited consolidated financial statements of our company and of Dransfield Paper, with whom we merged on February 26, 1997. The data should be read in conjunction with the consolidated financial statements and the related notes, which are included elsewhere in this annual report.

                                                                       Years ended March 31,
                                           ---------------------------------------------------------------------------------------
                                             1995            1996            1997            1998             1999           1999
                                           HK$'000         HK$'000        HK$'000         HK$'000        HK$"000(1)     US$'000(1)
                                           -------         -------        -------         -------        ----------     ----------
Income Statement Data:

 Net Sales(2)                              94,359          307,047        147,244          54,631          4,812            621

 Income (loss) before interest and
   income taxes and minority                6,951           13,443            329          (3,791)        (8,843)        (1,141)
   interests

 Interest income/(expenses),
   net(2)                                    (198)          (5,603)        (1,810)           (525)          (254)           (33)

 Provision for income taxes                (1,130)          (1,391)          (309)           (417)             9              1

 Income (loss) after income
   taxes but before minority
   interests                                5,623            6,449         (1,790)         (4,733)        (9,088)        (1,173)

 Net income (loss)(2)                       5,215            5,034            (24)         (4,733)        (9,088)        (1,173)

 Basic net income (loss) per share
   (cents)                                     56               54            (16)            (39)           (58)            (7)


                                                           As at March 31,
                                  ----------------------------------------------------------------------
                                    1995        1996         1997       1998         1999        1999
                                  HK$'000     HK$'000      HK$'000    HK$'000     HK$"000(1)  US$'000(1)
                                  -------     -------      -------    -------     ----------  ----------
Balance Sheet Data:

Fixed assets(3)                   25,467       57,880      123,161    178,434      186,642      24,077

Total assets(3)                   91,518      176,577      209,466    211,277      208,338      26,876

Long term liabilities(4)            -          73,459      120,652     53,532       58,359       7,528

-------------------------

(1) The translation from Hong Kong dollars into U.S. dollars for the 1999 data is at US$1.00 equals HK$7.752, the conversion rate prevailing on March 31, 1999.

(2) For a discussion of the reasons for the significant changes in certain selected financial data between fiscal years 1997, 1998 and 1999, see below, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the subsections thereof as follows: for "Net Sales" in the table above, see "Sales" below; for "Interest income/(expenses), net" above, see "Interest Expense" below; and for "Net income" above, see "Net income" below.

(3)      Total assets decreased to US$26.9 million in 1999, a decrease of

         US$435,000 over 1998, which had seen an increase of US$234,000 over 1997. The 1999 decrease of US$435,000 was mainly attributable to an increase of US$1 million in fixed assets, a decrease of US$1.3 million in accounts receivables and a decrease of US$143,000 in inventories. The 1998 increase of US$234,000 was mainly attributable to an increase of US$7.1 million in fixed assets, a decrease of US$43.9 million due from fellow subsidiaries, a decrease of US$1.4 million in accounts receivables and a decrease of US$1.3 million in inventories.

(4) Long-term liabilities are composed mainly of US$5.7 million owed to the company's parent, Dransfield Holdings Limited and a US$1.8 million loan from a related company.


         The following table sets forth certain information concerning exchange rates between Hong Kong dollars and U.S. dollars for the periods presented, expressed in HK$ per US$:

Calendar
Period          Period End     Average         High             Low
------          ----------     -------         ----             ---
 1991             7.7800        7.7713        7.8025           7.7155
 1992             7.7430        7.7412        7.7765           7.7237
 1993             7.7280        7.7348        7.7650           7.7230
 1994             7.7375        7.7284        7.7530           7.7225
 1995             7.7323        7.7357        7.7665           7.7300
 1996             7.7345        7.7345        7.7440(1)        7.7310(1)
 1997             7.7495        7.7431
 1998             7.7476        7.7467
 1999,Sep 17      7.7663


-------------------------


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

OVERVIEW.

         We had no business until we merged on February 26, 1997, with Dransfield Paper. The financial statements included herein (see "Financial Statements") and the references below to the company's business operations refer also to Dransfield Paper's financial statements and business operations before the merger, to which we succeeded upon our merger with Dransfield Paper. Certain vertical integration activities (see "Outlook" below) are reflected in the statements of operation and cash flows for the fiscal years ended March 31, 1997, 1998 and 1999.

RESULTS OF OPERATIONS.

         The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the three years in the period ended March 31, 1999:

Year ended March 31                       1997           1998           1999
-----------------------------------------------------------------------------
 Sales                                   100.0%         100.0%         100.0%
 Cost of sales                            90.2           91.2           90.9
                                         -----------------------------------
 Gross margin                              9.8            8.8            9.1
                                         -----------------------------------

 Selling, general and
   administrative expenses                11.0           18.7          192.8
 Interest expense                          1.3            1.0            5.3
 Other income and expenses, net           (2.5)          (2.2)           -0-
                                         -----------------------------------
                                           9.8           17.5          198.1
                                         -----------------------------------
 Net loss                                  -0-           (8.7%)       (189.0%)
                                         -----------------------------------

SALES.

         Sales for 1999 decreased approximately HK$49.8 million (US$6.4 million) or 91% from the prior year as compared with a decrease of HK$92.6 million (US$11.9 million) or 63% in 1998 over 1997. The decreases were due to the contraction of paper merchanting activities that had been commenced in November 1994 in an effort to obtain experience and establish business contacts for a planned expansion into hygienic paper manufacturing. These paper merchanting activities decreased HK$27.5 million (US$3.6 million), or 41%, in 1998 and then decreased HK$34.8 million (US$4.5 million), or 87.9% in 1999. There was no sale of the Tempo brand handkerchief for 1999 represented a decrease of HK$15 million (US$1.9 million) or 100%, over 1998 as compared with a decrease of HK$65 million (US$8.4 million), or 81%, over 1998. First year sales of our own manufactured "DF" branded products were approximately HK$920,000 (US$119,000).

GROSS MARGIN.

         Gross margin decreased by HK$4.4 million (US$568,000) in 1999 or 91% from 1998 as compared with a decrease of HK$9.6 million (US$1.2 million) in 1998 or 67% over 1997. As a percentage of sales, however, the 1999 gross margin increased to 9.1% of sales from 8.8% of sales in 1998 and 9.8% of sales in 1997. The 1999 increase from the 1998 level was due to the sales of paper merchanting division achieved at higher margin. The 1998 decrease from the 1997 level was due largely to a decrease in the average gross margin of sales of Tempo-brand paper handkerchiefs resulting from the termination of a distributorship in June 1997 as the margin for paper handkerchiefs is generally higher than the margin for merchanting activities.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

         Selling, general and administrative expenses for fiscal 1999 decreased by HK$143,000 (US$21,000) or 1.5% below 1998. In 1998 these expenses decreased HK$6.8 million (US$879,000) or 42% below 1997. The 1998 decreases were due to a reduction in the paper merchanting business and the termination of the Tempo distributorship.

INTEREST EXPENSE, NET.

         The interest expenses of HK$1.8 million (US$238,000) in fiscal 1997, HK$525,000 (US$68,000) in fiscal 1998 and HK$254,000 (US$33,000) in fiscal 1999 were attributable mainly to the financing of the Company's paper merchanting activities. The 71% decrease in 1998 from 1997, and the 53% decrease in 1999 from 1998 reflected a reduction in bank loans caused by reduced activities in paper merchanting.

NET INCOME.

         We had a net loss of HK$9 million (US$1.2 million) in 1999 compared with a net loss of HK$4.7 million (US$612,000) in 1998 and a net loss of HK$24,000 (US$3,000) in 1997. HK$8.3 million (US$1.1 million) of the 1999 net loss were due to

o a loss of HK$3.9 million (US$510,000) in the paper merchanting division,

o HK$2.8 million (US$359,000) in amortization and depreciation of land and building, factory and machinery of our Conghua converting plant during the year,

o        HK$630,000 (US$81,000) in corporate expenses, and

o HK$939,000 (US$121,000) amortization of employee stock option expenses.

The 1998 loss was mainly due to a loss of HK$832,000 (US$108,000) in the paper merchanting division, cost of HK$644,000 (US$83,000) in corporate promotion expenses, cost of HK$200,000 (US$26,000) in production of the first annual report after listing on NASDAQ, cost of HK$650,000 (US$84,000) in product development and testing, and cost of HK$1.2 million (US$155,000) amortization of employee stock option expenses. Our management has reduced our merchanting activities to the initial needs of our planned paper mills. Yet the activities, begun in November 1994 and conducted during a period of great volatility in prices, are believed by us to have been successful in establishing our credibility and business contacts among suppliers of waste paper. Sourcing raw materials will be a critical part of our planned vertical integration of our paper business.

BALANCE SHEET ITEMS.

         Significant changes in several balance sheet items occurred from 1998 to 1999, in particular accounts receivable, inventories, fixed assets, and shareholders' equity. These changes reflect -

o the reduction of the company's operations of the high-volume, large-inventory, and low-gross-margin paper merchanting activities,

o the increase in fixed assets from HK$178.4 million (US$23.1 million) in 1998 to HK$186.6 million (US$24.1 million) in 1999, reflecting the construction works carried out for Paper Mill Nos. 1 and 2, and

o an increase of support of HK$4.8 million (US$619,000) in the amount due to our parent company, Dransfield Holdings, -in fiscal year 1999 from HK$39.2 million (US$5.1 million) in fiscal 1998.

There were no issuances of Common Stock in fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES.

         We had positive cash flows from operations of HK$6.4 million (US$831,000) in 1999, HK$19.2 million (US$2.5 million) in 1998 and HK$17.3 million (US$2.2 million) in 1997. The 1999 positive performance was due to decreases in accounts receivable of HK$10.2 million (US$1.3 million) and a decrease in inventories of HK$1.1 million (US$143,000). The 1998 positive performance was due to decreases in accounts receivable of HK$4.1 million (US$528,000), a decrease in inventories of HK$9.9 million (US$1.3 million) and the net decrease of amounts due from fellow subsidiaries to HK$16 million (US$2 million). Our additions of fixed assets for our planned paper business expansion reduced our cash flow by HK$3.1 million (US$405,000) in 1999 and by HK$4.5 million (US$582,000) in 1998. Fiscal 1997 saw a HK$23.8 million (US$3.1 million) reduction in bank loans, and a HK$26.7 million (US$3.4 million) conversion of debt to capital stock. Fiscal 1998 saw a further reduction of HK$16.7 million (US$2.2 million) in bank loans and overdrafts and a receipt of HK$5.8 million (US$750,000) from new issues of common stock. Fiscal 1999 saw a repayment of HK$4.1 million (US$533,000) of loans made to us by our parent company. Significant capital expenditures have been both made and committed with respect to the acquisition, refurbishment, and installation of equipment, land and buildings for the company's planned paper business expansion. Additional capital expenditures of HK$86 million (US$11 million) must be made to complete the first two paper mills, and additional capital expenditures of approximately HK$194 million (US$25 million), not yet obtained or committed, must be made should the we be able to complete our proposed third and fourth paper mills, as follows:



                                                         US$000s
                                          ----------------------------------------
                                                          To Be
Capital Requirement                       Purchased     Purchased           Timing
-------------------                       ---------     ---------           ------
 MILL NO. 1:
 Used Deink Line (Belgium)                                              Apr 96
 Used Paper Making Machine (USA)                                        Nov 96-Apr 97
 Used Paper Converting (USA, Japan)                                     Jan 96
 Land & Building (USA)                                                  Jan 95-Oct 95
                                           -------                      -------------
          Sub-Total                        $12,362
 New Auxiliary Equipment (China)                          $3,746        Apr 99-Sep 01
 New Environmental Control
   Equipment (China/USA)                       134                      Apr 99-Sep 01
 Infrastructure (China)                      1,034         1,957        Apr 99-Sep 01
                                           -------        ------
          Sub-Total                        $13,396        $5,837

 MILL NO. 2:
 Used Deink Line (USA)                                                          Jan 96
 Used Paper Making Machine (Belgium)                                            Jan 96
 Used Paper Converting (USA, Japan)                                             Apr 96
 Land & Building (USA)                                                          Sep 96-Dec 97
                                                                                -------------
          Sub-Total                         $ 7,641
 New Auxiliary Equipment (China)            $ 3,742                             Sep 99-Oct 00
 New Environmental Control
   Equipment (China/USA)                                             206        Sep 99-Oct 00
 Infrastructure (China)                       1,040                1,315        Sep 99-Oct 00
                                            -------        -------------
          Sub-Total                         $ 8,681        $       5,263

 MILL NO. 3:
 Used Paper Making Machine                  $ 1,000                             Nov 96-Apr 97
 (USA)
          Sub-Total                         $ 1,000

 MILL NO. 4:
 Used Paper Making Machine                  $ 1,000                             Nov 96-Apr 97
 (USA)
          Sub-Total                         $ 1,000
                                            -------        -------------
                  TOTAL                     $24,077        $      11,100

         The source of funds for these capital expenditures for Paper Mill Nos. 1 and 2 was as follows:

         o $10 million advance from parent, Dransfield Holdings in November 1996 and April 1997, and

         o $6.5 million advance from Dransfield Holdings from January through August 1997.

         o $6.5 million advance from Dransfield Holdings from September 1997 through March 1998.

         o $1.0 million advance from Dransfield Holdings from April 1998 through March 1999.


         The proposed sources of funds for Paper Mill Nos. 3 and 4 are as follows:

         o $25 million by March 2002 from the sale of shares of the company in a rights offering with standby underwriters, and

         o        profits generated from Mills No.1 and No.2.

         Of the advances from Dransfield Holdings to complete Paper Mills Nos. 1 and 2, $5 million were converted into Common Stock of the company in May 1997 at $5 a share. $4.2 million were converted into common stock of the company in September 1997 at $4.25 per share, and $4.5 million were converted into common stock of the company in March 1998 at $4.50 per share. The proposed source of funds for Plant Nos. 3 and 4 would involve the issuance of equity securities and, accordingly, represent potential dilution to our shareholders.

         The accompanying financial statements have been prepared assuming we will continue as a going concern. As we have incurred recurring operating losses and have a working capital deficiency, our operation is dependent on the financial support of our parent company. However, our parent company reported a consolidated net loss and has a working capital deficiency. These conditions raise substantial doubt about the parent company's ability to provide financial support to us and our ability to continue as a going concern.

         We are currently undertaking plans to complete the construction and commence the profitable operations of the company's paper mills. Management of our parent company is currently undertaking plans to improve its operating results and cash flows and to secure continuing support from its bankers and the major shareholders to provide funding for us. There can be no assurance that we or our parent company will be successful in implementing these plans.

THE YEAR 2000 PROBLEM.

         Our company, our parent company, and its other affiliates have fully recognized the importance of the Year 2000 problem, which arises from computer hardware and software systems using two digits to represent the year. The problem may cause uncertainty, unreliability or disruption to the operations of a company during several key dates including, for example, the date "September 9, 1999" and the dates straddling the turn of the millennium "December 31, 1999 to January 1, 2000". We understand the term "Year 2000 Compliant" to mean the elimination of these problems.

         Beginning in 1997, our parent company formed a working committee to evaluate its exposure and the exposure of its subsidiaries, including us, to the Year 2000 problem and then to develop and implement ways to reduce exposure to the problem. This working committee tested and evaluated our electronic and mechanical systems. It identified our parent company's three main areas of possible significant exposure to the Year 2000 problem to lie in its telephone system, its trading and accounting software and its computer hardware, all of which we share.

         The working committee then developed a schedule - for the period July 1998 through October 1999 - for the upgrading or replacement of all the identified systems. It also developed procedures and plans for the continuous monitoring, testing and evaluation (and where needed, upgrading or replacement) of electronic and mechanical systems with regard to exposure to the Year 2000 problem.

         We believe that this project is about 80% complete. Besides installing and activating a new telephone system and accounting and trading software, our parent company is replacing our computer hardware.

         Our parent company has completed the installation of its new Year 2000 compliant local area network (LAN) servers at its head office and at its Victorison Tradeport in Shenzhen, China. In addition, all mission-critical computer workstations in our parent company's head office and in the Victorison Tradeport have been upgraded with Year 2000 compliant workstations and productivity software. Other workstations that are not mission-critical are being upgraded gradually with completion expected in mid-October 1999. Certain operational software which is not mission-critical is also being replaced with Year 2000 compliant software written, implemented and tested on an in-house basis. Delivery, implementation and testing of this software are also expected to be complete by mid-October 1999.

         Our parent company has developed contingency plans which are currently being reviewed and augmented to ensure smooth and uninterrupted business operation in the event that it is exposed to failures caused by the Year 2000 problem.

OUTLOOK.

         The statements contained in this Outlook are based on current expectations. These statements are forward looking, and actual results may vary materially.

         We are building a vertically-integrated, multi-products, consumer hygienic paper manufacturing and distribution business. Such a business expansion began to be planned in 1993. Business contacts in the buying and selling of unfinished paper were made. Business alliances for two plants in China were made. Material capital expenditures were both made and committed, and the first paper converting plant is operational.

         During 1998 we began working with a number of local Chinese paper mills, sharing our specialized technical knowledge of market recycled pulps. Although China has initiated a number of reforestation programs, the country is unlikely ever to become self-sufficient in wood fiber and must import it from world markets. We believe we are unique in China in our ability to help local mills purchase imported market recycled pulp, made from wood fiber, and combine it with local, non-wood fiber to produce an improved grade of pulp that is a good-quality and cost-effective substitute for imported virgin pulp.


         Our vertical integration plans embrace the following activities, one of which is operational but all of which are still in the development stage:

         o Recycled pulp production. We will process waste paper into recycled pulp. Until we need all the recycled pulp for our own further processing, we will offer approximately half of what we produce for sale to other companies in China with paper mills, and we will use the balance in our own paper making operation.

         o Paper making. We will employ our paper making machines to process recycled pulp into jumbo rolls. Until we need all the jumbo rolls for our own further processing, we will offer approximately half of what we produce for sale to other companies in China with paper converting plants, and we will use the balance in our own paper converting plants.

         o Paper converting. We will convert jumbo rolls of paper into finished paper products, such as bathroom tissue, facial tissue, napkins and handkerchiefs, which finished paper products will be packaged and distributed to customers.

We estimate the net operating margins in these divisions will be as follows:

                      Division                            Net Operating Margin
                      --------                            --------------------
               Recycle pulp production                        10 to 15%
               Paper making                                   10 to 16%
               Paper converting                               11 to 21%

         TIMING OF THE EXPANSION. We plan the business expansion to take place in two phases, Phase One being the development and completion of Paper Mills No. 1 and No. 2 and Phase Two being the development and construction of Paper Mills No. 3 and No. 4. The projected dates for the completion and commencement of operations of the plants in each of the four paper mills are as follows:

                                    Recycled Pulp            Paper               Paper
                                     Production              Making            Converting
                                    -------------            ------            ----------
Phase 1:  Under construction
----------------------------
  Paper Mill No. 1                 July 2000                 September 2000    Operational
  Paper Mill No. 2                 September 2000            October 2000      Operational

Phase 2:  Planned.  Not under construction
------------------------------------------
  Paper Mill No. 3                 March 2002                March 2002        March 2002
  Paper Mill No. 4                 March 2002                March 2002        March 2002

                 PAPER MILL NO. 1. Our company invested US$6 million in establishing a paper conversion plant, a conference center, and a research and development center in Conghua in the city of Guangzhou, Guangdong Province in southern China. The paper conversion plant tested production in August 1997, came on stream in August 1997, and converts jumbo rolls of paper into such products as toilet tissue, paper handkerchiefs, napkins and facial tissue. Its maximum capacity is approximately 30 metric tons a day. It will also serve as a training and as a research and development center to develop our paper business in the whole country. An expert plant manager with 30 years' experience was brought from the U.S. to manage and supervise this plant and to develop a capable production team to spearhead our expansion.

         Distribution of paper products from the paper conversion plant commenced in August 1997 under our own brand name "DF."

         In June 1998, we recruited a 20-year veteran of the converting business to be responsible for marketing jumbo rolls and finished goods to P.R.C. and overseas markets.

         A used de-inking plant for recycled pulp production was purchased in Belgium, dismantled, shipped to China in May 1996, and is planned to commence operations within eight months of receipt of required funding of about US$5 million. This plant has an output capacity of approximately 90 metric tons a day. The targeted customers for half of the recycled pulp production of this plant are located in the Pearl River delta area, which is within eight miles from this mill, which customers have present annual demand exceeding 800,000 metric tons.

         We will invest a total of approximately US$11.1 million for the de-inking plant and paper-making plant both of which shall be 100% owned by us.

         To develop a reliable interim supply of quality tissue paper for our converting facility, in the last quarter we signed a seven-year contract with Jiangmen Sugar Cane Chemical Factory (Group) Corporation Limited to operate its Jiangmen paper mill. We will provide raw materials and utilize our technical know-how to operate the mill. Jiangmen Paper Mill is expected to produce up to 5,500 metric tons of tissue paper and 33,000 metric tons of deinked pulp annually.


                 PAPER MILL NO. 2. We will invest approximately US$13 million for a 60-percent controlling voting interest and a 48-percent equity interest in a paper mill to be established in the city of Jiangyin in Jiangsu Province 90 minutes west of Shanghai, China.

         Paper Mill No. 2 is owned by a Sino-foreign equity joint venture among our company, Jiangsu Huaxi Holdings Corporation and Broadsino Investment Company Ltd. ("Broadsino"). The joint venture company, Jiang Ying Dransfield Paper Co. Ltd. ("Jiang Ying") is 40 percent owned by Jiang Su Huaxi Holdings Corporation and 60 percent owned by Dransfield Broadsino Paper Holdings Limited ("Dransfield Broadsino Paper"), a company 80 percent owned by us and 20 percent owned by Broadsino. We have agreed to provide Broadsino's equity contribution (approximately US$1.9 million) to the joint venture through a loan to Broadsino bearing compound interest at the rate of six percent a year.

         The project site is located adjacent to a tributary of the Yangtze River, which tributary will supply water to the paper mill. The Chinese partners are contributing a 12,000-kilowatt-hour, coal-fired, power plant for their 40% interest in the joint venture. The power plant is currently supplying electricity to other plants nearby and will supply the required amount of electricity and steam to the paper mill. Due to excess power supply in Jiangsu Province for the foreseeable future, negotiations to exclude the power plant in the joint venture were completed in July 1999. An agreement was reached with our joint venture partner under which the equity joint venture will be converted into a foreign company wholly owned by Dransfield Broadsino Paper Holdings Ltd.

         At the time when the joint venture was initially established, the paper mill project needed the cooperation of a local partner to facilitate smooth operation of the joint venture company. Further, it required the supply of electricity from the power generating plant owned by its joint venture partner. There is now an adequate supply of electricity in the area where the factory is situated. We believe we are in a position to develop and operate the factory on the strength of our own management. Conversion to a wholly-owned foreign company with the sole operation being the manufacture of paper products will enable us to focus on our investment.

         We will shortly commence discussion with Broadsino Investment Company Limited with a view to acquire the 20% equity held by Broadsino in Dransfield Broadsino Paper Holdings Ltd. Upon successful negotiation and completion, we will 100% own Paper Mill No. 2.

         The converting facility at Paper Mill No. 2 in Huaxi, Jiangsu Province was commissioned in July 1999 and is now in test production. Pending completion of our own recycled pulp production and paper making plant, we will be relying on an interim supply of quality tissue paper for our converting facility from Jiangmen Paper Mill with which we have signed a seven-year contract to manage its production. We will further source lower grade tissue paper from small local mills in order to meet the requirements of our converting plants to produce for the mass market.

         Unsorted office waste will be purchased directly from U.S. suppliers such as Weyerhaeuser, Smurfit, Allan & Co., and Rock-Tenn. We will also make use of other grades of waste paper to reduce our cost of production.

         A used 120-metric-tons-a-day de-inking plant for recycled pulp production has been purchased from Georgia Pacific Company in the U.S., and a used 28-metric-tons-a-day paper making plant has been purchased from VPK in Belgium. Both arrived in China in May and July 1996.

         Until we need it for our own end products, we estimate we will use less than half of the 120-metric-tons-a-day recycled pulp production in Paper Mill No. 2's own tissue paper plant and that we will offer for sale more than half of the production to other paper mills in the Jiangsu and Zhejiang Provinces, which have an annual demand of 1,400,000 metric tons.

         Operations are scheduled to commence at the recycled pulp production plant and at the paper making plant within six to eight months of receipt of funding of about US$5 million.

                 PAPER MILLS NO. 3 AND 4. We plan to assemble and operate integrated paper mills - that is, plants for recycled pulp production, for paper making, and for paper conversion - in two other areas. One is in northern China in the Tianjin area, and the other is in western China in the Sichuan area. These two paper mills will be installed after the first two mills, now under construction, are operational. Subject to funding and satisfactory operation of Mills No. 1 and 2, our plans envision the commencement of full operations at Paper Mills No. 3 and 4 by the last quarter of the 2001 financial year. Considerable equipment has already been acquired for the paper making and conversion plants for Paper Mills No. 3 and No. 4.

         As earlier stated, our plans include recycling waste paper into pulp, which is against the trend in China of importing virgin fiber. Our survey indicates that the present annual demand for recycled pulp and jumbo rolls, such as we expect to produce, in the areas that would be served by our four planned paper mills, and the annual production of these four planned paper mills, are as follows:

                                                                      The Company's
                                                                      Planned
                                                                      Maximum
                                                     Potential        Production
                                                     Demand           (Recycled Pulp)
         Phase I Province/City                       (Metric Tons)    (Metric Tons)
         ------- -------------                       -------------    ---------------
         No. 1   Guangdong Province                    861,022          100,000*
         No. 2   Jiangsu Province                      767,050           72,000
         No. 2   Zhejiang Province                     679,100
         No. 2   Shanghai Municipality                 234,547
                                                     ---------          -------
                       Total                         2,541,719          172,000

                                                                      The Company's
                                                                         Planned
                                                                         Maximum
                                                     Potential         Production
                                                      Demand         (Recycled Pulp)
         Phase II Province/City                    (Metric Tons)      (Metric Tons)
         -------- -------------                    -------------     ---------------
         No. 3   Tianjin Municipality                221,400             60,000
         No. 3   Beijing Municipality                101,000
         No. 3   Heibei Province                     128,000
         No. 4   Sichuan Province                    238,750             60,000
                                                     -------            -------
                       Total                         689,150            120,000

         *includes 40,000 metric tons from Jiangmen Paper Mill


         Our planned production represents only four percent of the annual requirements of the targeted markets.

         Over recent years the price of virgin pulp has ranged from US$390 to US$960 a metric ton. The price of office waste paper in the U.S. has ranged from US$20 to US$250 a metric ton. For instance, prices in April 1999 were US$510 (cost and freight from U.S. West Coast to China) for virgin pulp plus 1% duty, compared with US$110 (cost, freight and duty) for office waste paper. Recycling costs in China are estimated to average US$200 a ton and not to exceed US$250 a metric ton. There is little recycled fiber in China, which fiber sells at prices five to ten percent cheaper than virgin fiber.

         With reference to the volatility of the prices of virgin pulp and office waste paper, the table below suggests, pro forma, how our planned integrated facilities would dampen the effects of price volatility with respect to profit margins:

                                                         (US$ per Metric Ton)
                                            March 1996   March 1997    March 1998    March 1999
                                           ----------    ----------    ----------    ----------

1.       Virgin Pulp Cost                   $    390      $    520      $    500          $510

2.       Secondary Fiber
         -Raw Material
          (Office Waste)                    $ 20- 70      $ 30-100      $ 30-100        30-100
         -Freight Cost                            80            50            35            35
         -Processing Cost
          (Average)                              200           200           200           200
                                            --------      --------      --------      --------
                                            $300-350      $280-350      $265-335      $265-335

3.       Profit Margin
         -Recycled Pulp(1)                  Low           Medium        Medium        Medium
         -Jumbo Roll(1)                     Low           Medium        Medium        Medium
         -Finished Products                 High          Medium        Medium        Medium

--------------------------

(1) Until needed for our own production of consumer hygienic paper products, approximately half of this production is planned to be available for sale to other paper mills in China.

         From mid-1994 through March 1999, the price of virgin pulp experienced the most volatility in the last thirty years.

         Our present posture.

         Our paper converting facility in Plant No. 1 is in operation and is making our own DF-branded products. We are producing four products for distribution. The mill capacity for each product is initially set as follows:

                 Product                             Approximate Percentage
                 -------                             ----------------------
                 Paper handkerchiefs                          9%
                 Tissues                                     26%
                 Napkins                                     14%
                 Toilet rolls                                51%

         We anticipate that our gross margins on sales will be greater than the margins we received distributing Proctor & Gamble's manufactured Tempo-brand paper handkerchief. Further, we will be distributing four products, not one.

         The equipment for Plant No. 2's paper converting facility was commissioned in July 1999. It is not in operation. We plan to convert and market relatively high grade hygienic paper, using the distribution channels we developed for the Tempo paper handkerchiefs we earlier distributed. We plan to expand our distribution network through working with small paper converter companies who have established distribution networks for lower grade products.

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

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.

         The only market risk to which we are exposed is foreign currency risk. We trade in Renminbi, U.S. dollars and Hong Kong dollars. Both Renminbi and Hong Kong dollars are effectively pegged to the U.S. dollar at, respectively, approximately 8.32 and HK$7.8 to US$1. The table and narrative below describe how we intend to manage the foreign currency risk.

         Chinese paper mills that import a substantial portion of raw materials, notably wood fiber, are subject to foreign exchange risk in the event of a decline in the Renminbi versus the U.S. dollar. Because wood fiber is traded on the world market in U.S. dollars, a weakening of the local currency would raise costs, which would normally be passed on to customers. We will set prices in U.S. dollar equivalents for our market-recycled pulp, thereby protecting our revenues against exchange rate fluctuations. Export sales will further help manage foreign currency risk by matching expense and revenue currencies. To that end, our experienced marketing staff will focus on extending our sales efforts in neighboring Southeast Asian countries.

         On the cost side, only about one-third of our costs to manufacture market-recycled pulp are paid in U.S. dollars and are therefore subject to exchange rate fluctuations. Our unique technical ability to combine imported waste-paper fiber with local non-wood fiber to manufacture import-substitute, market recycled pulp significantly decreases our dependence on imported raw materials. Accordingly, the proportion of our costs subject to U.S. dollar foreign exchange risk is substantially less than that of most mills that use 100% imported raw materials (see table below).

         There is no ready market in the PRC for our company to enter into forward exchange rate swaps or other instruments designed to mitigate its exposure to foreign currency risks.

         However, by establishing prices in U.S. dollar equivalents, by building export sales, and by reducing the amount of raw material costs we pay in U.S. dollars relative to our competitors, we will be protecting ourselves against foreign currency risk, thereby improving our competitiveness and margins.

TABLE SHOWING IMPACT OF CLOSE TO 50% DEVALUATION OF THE RENMINBI


Exchange            BEFORE DEVALUATION          AFTER DEVALUATION           COST DIFFERENCE
Rate US$1 =               RMB 8.32                  RMB 12.00                PER METRIC TON
                  ----------------------     ----------------------         ---------------
                  Our Mill   Other Mills     Our Mill   Other Mills
                  --------   -----------     --------   -----------
Imported cost
per metric
ton, say          US$  150      US$  400     US$  150      US$  400

Renminbi
Equivalent        RMB1,248      RMB3,328     RMB1,800      RMB4,800

Our cost
advantage over       RMB2,080                      RMB3,000                    RMB  920
competitors

US$ difference using the devalued exchange rate                                US$   76


ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY.

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

         Set forth below are the names, and terms of office of each of the directors, executive officers and significant employees of the company and a description of the business experience of each.

                                                             Office
                                                              Held      Term of
      Person                          Office                  Since    Office(1)
      ------                          ------                 -------   ---------
Horace YAO Yee Cheong, 53        Deputy Chairman            Apr 1994    Apr 2000
                                 and Chief Executive
                                 Officer

Warren MA Kwok Hung, 42          Treasurer and              Apr 1994    Apr 2000
                                 Secretary, Director

Francis NG Ah Ba, 51             Director                   Jun 1998    Apr 2000

Thomas J. KENAN, 67              Director                   Mar 1997    Apr 2000

Jan YANG, Ph.D., 37              Director                   Apr 1997    Apr 2000

Eric WAI Yip Sing, 35            Group General Counsel      Sep 1997    Apr 2000

James MADISON, 49                General Manager            May 1996    Apr 2000
                                 of Pulp
                                 and Paper

CHOW Yeung Chee, 58              Plant Manager of           Jan 1996    Apr 2000
                                 Guangzhou Dransfield
                                 Paper Ltd.

Manuel ALVAREZ, 63               General Manager            Apr 1995    Apr 2000
                                 of paper con-
                                 verting operations

CHEN Shu Hen, 45                 General Manager of         Apr 1997    Apr 2000
                                 Paper Mill No.1

JIA Yu Qiu, 35                   Plant Manager              Apr 1997    Apr 2000

--------------------------

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

         WARREN MA KWOK HUNG. Mr. Ma is a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. He spent 18 years in the accounting profession of which 12 years are with Dransfield Holdings. He holds a Higher Diploma in Accountancy from Hong Kong Polytechnic University.

         FRANCIS NG AH BA. Mr. Ng was a founder of Mearl Paper Industries Sdn. Bhd., in Malaysia and has more than 20 years of experience in the paper industry. He holds a diploma in Management Development from the ASEAN Institute of Management in the Philippines.


NONEXECUTIVE DIRECTORS.

         THOMAS J. KENAN. Mr. Kenan has 36 years experience as a practicing attorney in the United States, primarily in securities, corporation, and business reorganization law. He holds a master's of comparative laws degree from New York University.

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

SENIOR EXECUTIVES.

         ERIC WAI YIP SING Mr. Wai is Group General Counsel and Assistant to the Chief Executive Officer of the company. He was the former managing partner of the Hong Kong office of a U.S. law firm and was in private practice in Hong Kong and San Francisco for eight years before joining the Company. Mr. Wai holds a B.A. from Brown University, an M.S. from Stanford University and a Juris Doctor degree from Boston College Law School.

         JAMES MADISON. Mr. Madison has more than 25 years experience in tissue paper making and converting. He holds a bachelor of science degree in mechanical engineering from a university in the U.S.

         CHOW YEUNG CHEE. Mr. Chow has more than 32 years experience chemical engineering and managing manufacturing plants. He has a bachelor of science degree in chemistry.

         MANUEL ALVAREZ. Mr. Alvarez has more than 30 years experience in the paper converting business in the U.S. Prior to joining the Group, he was the Vice President of Production of a major paper company in the U.S.

         CHEN SHU HAN. Mr. Chen is General Manager of Paper Mill No. 1 (Xinhui, Guangdong Province). Prior to joining our company, he was the General Manager of Xinhui City Jiangyuan Trading Development Corporation. Mr. Chen graduated from Jiangmen Wu-Yi University

         JIA YU QIU. Mr. Jia is a Plant Manager for DCPC. He has worked in the paper industry in China since completing his studies at Northwest Institute of Light Industry. Most recently he was the General Manager for Yangzhou Zhonghua Paper Co. Ltd.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

         The directors and officers of our company received from it and its subsidiaries an aggregate of US$453,437 of compensation in the last fiscal year for their services in all capacities. There are no present plans, arrangements, or understandings concerning any change in compensation for them. Our company has no pension, retirement or similar benefits for directors and officers pursuant to a plan contributed to by our company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY.

         WARRANTS. Our company has no outstanding warrants as of August 31, 1999.

         STOCK OPTION PLAN. Our company has adopted a stock option plan ("the Plan"), the major provisions of which Plan are as follows:

         Nontransferable options may be granted by the directors to employees and executive officers of our company. The options are for four-year terms but may not be exercised during the first year. The exercise price for each option shall be set by the directors but may not be less than 80 percent of the average or closing price of our company's Common Stock during the five trading days prior to the grant of the option or, if the Common Stock is not trading, not less than the net book value per share of our company's Common Stock as reflected in our company's most recent balance sheet. The total number of shares of Common Stock which can be subject to the options at any time, both under this plan and otherwise, shall not exceed 10 percent of the number of shares of Common Stock then outstanding. No person can be granted options which, if fully exercised, would result in that person's owning more than 25% of the outstanding shares of Common Stock after such exercise. Some 625,000 options have been granted under the Plan by the company in September 1997 at an exercise price of $2.80, of which 482,000 options are still valid and un-expired as of August 31, 1999. As of August 31, 1999, 361,000 options are held by directors and officers of the company. Subsequent to the balance sheet date, 28,000 share options were cancelled upon the termination of employment of certain employees.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Since the inception of the company's predecessor, Dransfield Paper, in March 1994, and since the merger on February 26, 1997, between Dransfield Paper and the company, the company has had transactions with fellow subsidiary companies (that is, companies that are subsidiaries of Dransfield Holdings Limited) in which Mr. Horace Yao, chief executive officer and a director earlier of Dransfield Paper and now of the company, had a direct or indirect interest as a director or as a beneficial shareholder. The fellow subsidiary companies provided accounting services, electronic data processing, and building lease and management services, all at rates believed by the directors of Dransfield Paper and now the company to be at approximately normal commercial rates. It is proposed that such transactions will continue during the present fiscal year. The amounts involved are not deemed to be material by the company.

         Similarly, the company and its predecessor have had, since April 1996, and still have, transactions with Dransfield Trading Limited, a subsidiary of Dransfield Holdings Limited which employs and accounts for the activities of the sales personnel and for the distribution in Hong Kong and Macau not only of the company's earlier-distributed Tempo products but of the consumer products distributed by other business divisions of Dransfield Holdings Limited (see "Business - General"). Under a new distribution agreement, Dransfield Trading Limited is responsible for marketing and administration of the sales of paper handkerchief products. The company believes that its use of Dransfield Trading Limited in this manner results in lower distribution costs for a sales force. The company has continued to make use of Dransfield Trading Limited for the sales and distribution of its own DF-branded paper products, distribution of which products commenced in August 1997. Such arrangement ceased during the year ended March 31, 1999.

         Mr. Jan Yang was elected a director of the company in May, 1997. He is the president of EDT (Enzymatic Deinking Technologies) of Norcross, Georgia. EDT is a specialty chemical provider to the pulp and paper industry. It produces and sells naturally occurring enzymatic products for specific applications in pulp and paper mills with emphasis on the deinking process. The company, after consideration of EDT's products and different products offered by EDT's competitors, initially proposes to use EDT's enzymatic products in the Company's paper mills. To the knowledge of the company, EDT's enzymatic product cannot be obtained elsewhere in the volume expected to be needed. Other, competing types of chemicals are available at less cost per pound but generally at more total cost, due to the need for more pounds of product to achieve a desired result. No purchases have yet been made by the company of EDT's enzymatic products.

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

ITEM 17. FINANCIAL STATEMENTS.

         The financial statements of the Company appear as follows:

         Report of Independent Auditors                                     F-1
          Consolidated Balance Sheets as of March 31, 1998 and
                 March 31, 1999                                             F-2
          Consolidated Statements of Income for the years ended
                 March 31, 1997, March 31, 1998, and March 31, 1999         F-3
          Consolidated Statements of Cash Flows for the years ended
                 March 31, 1997, March 31, 1998, and March 31, 1999         F-4
          Consolidated Statements of Changes in Shareholders' Equity
                 for the years ended March 31, 1997, March 31, 1998,
                 and March 31, 1999                                         F-5
         Notes to Consolidated Financial Statements                         F-6

ITEM 18.  FINANCIAL STATEMENTS.

         We have elected to provide the financial statements and relevant information specified in Item 17 in lieu of the those specified in Item 18.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS. See Item 17 for a list of all financial statements filed as part of this annual report.

EXHIBITS.  The following exhibits are filed as a part of this annual report:

Exhibit No.

         1 Copies of all amendments or modifications, not previously filed, to all exhibits previously filed.

                                      None

         2        Two agreements of January 20, 1999 between Jiangmen Sugar
                  Cane

                  Chemical Factory (Group) Co. Ltd. and Guangdong Dransfield Paper Co. Ltd. relating to the Jiangmen Sugarcane Chemical Factory's paper mill.


         3        List of all parents or subsidiaries of the registrant.*

         * Previously filed as Exhibit 1 to the Registrant's Form 20-F for the Fiscal Year ended March 31, 1998 (SEC File No. 000-21919); incorporated herein.

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
         Dransfield China Paper Corporation(Incorporated in the British Virgin Islands with limited liability)


         We have audited the accompanying consolidated balance sheets of Dransfield China Paper Corporation and subsidiaries (hereinafter aggregately referred as the "Group") as of March 31, 1998 and 1999 and the related statements of operations, cash flows and changes in shareholders' equity for each of the years in the three-year period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at March 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming the Group will continue as a going concern. As more fully described in note 1 to the financial statements, the Group has incurred recurring operating losses and has a working capital deficiency. The Group's operations are dependent on the financial support of its holding company. However, the holding company of the Group reported a consolidated net loss and has a working capital deficiency. These conditions raise substantial doubt about the holding company's ability to provide financial support to the Group and the Group's ability to continue as a going concern. Management's plans in regard to these matters are described in note 1 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or on the amounts and classification of liabilities that may result from the outcome of this uncertainty.



/s/ ERNST & YOUNG

Ernst & Young

Hong Kong
30 August 1999

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 1999
       (Amounts in thousands, except number of shares and per share data)

                                                                       Notes        1999            1999          1998
                                                                                     US$             HK$           HK$
                                                                                   -------         -------       -------
ASSETS
Current assets
    Cash and bank balances                                                             155           1,203         2,065
    Accounts receivable, net                                             6              55             430        10,663
    Inventories, net                                                     7             183           1,415         2,521
    Prepaid expenses                                                                   111             863           934
    Income tax recoverable                                                              12              92            61
                                                                                   -------         -------       -------
Total current assets                                                                   516           4,003        16,244
Fixed assets                                                             8          24,077         186,642       178,434
Loan to a related company                                                9           1,851          14,350        14,350
Deposit for fixed assets                                                               406           3,143         2,049
Other assets                                                                            26             200           200
                                                                                   -------         -------       -------

                                                                                    26,876         208,338       211,277
                                                                                   =======         =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                                    74             571           465
    Accrued liabilities                                                                197           1,527         1,219
    Due to a minority shareholder                                       12             313           2,421         2,452
                                                                                   -------         -------       -------
Total current liabilities                                                              584           4,519         4,136
Due to holding company                                                  13           5,677          44,009        39,182
Loan from a related company                                              9           1,851          14,350        14,350
                                                                                   -------         -------       -------
                                                                                     8,112          62,878        57,668
Shareholders' equity:
Common stock, no par value,
    40,000,000 shares authorized;
    15,585,000 issued, and fully paid up                                            19,812         153,584       153,584
Contributed surplus                                                     24             471           3,653         2,714
Accumulated deficit                                                                 (1,519)        (11,777)       (2,689)
                                                                                   -------         -------       -------
Total shareholders' equity                                                          18,764         145,460       153,609
                                                                                   -------         -------       -------

Total liabilities and shareholders' equity                                          26,876         208,338       211,277
                                                                                   =======         =======       =======


              The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
      FOR THE YEARS ENDED MARCH 31, 1997, MARCH 31, 1998 AND MARCH 31, 1999

       (Amounts in thousands, except number of shares and per share data)

                                                      Notes          1999           1999            1998          1997
                                                                      US$            HK$             HK$           HK$
                                                                    ------         ------          -------      --------
Net sales:
    Paper handkerchiefs
       - fellow subsidiaries                           15               --             --           14,992        80,180
    Other paper products
       - third parties                                                 621          4,812           39,639        67,064
                                                                    ------         ------          -------      --------
                                                                       621          4,812           54,631       147,244

Cost of sales:
    Paper handkerchiefs                                                 --             --          (12,935)     ( 68,705)
    Other paper products                                            (  565)        (4,376)         (36,870)     ( 64,107)
                                                                    ------         ------          -------       -------
                                                                    (  565)        (4,376)         (49,805)     (132,812)
Gross profit                                                            56            436            4,826        14,432
Commission income                                                       --             --               --         3,966
Selling, general and administrative expenses            3
    - third parties                                                 (  931)        (7,222)         ( 7,319)     (  9,582)
    - fellow subsidiaries                              15           (  266)        (2,057)         ( 2,103)     (  6,626)
                                                                    ------         ------          -------      --------
                                                                    (1,197)        (9,279)         ( 9,422)     ( 16,208)

Interest income                                                          -              -               12            32
Interest expense                                       10           (   33)        (  254)         (   537)     (  1,842)
Loss on disposal of subsidiaries                       11               --             --          (   406)            -
Other income/(expenses), net                                            --             --               16      (     46)
Compensation from a supplier                                            --             --            1,195             -
Reorganization expenses                                20               --             --               --      (  1,815)
                                                                    ------         ------          -------      --------

Loss before income taxes                                            (1,174)        (9,097)         ( 4,316)     (  1,481)

Provision for income taxes:                             5
    - Current                                                            1              9              100      (    660)
    - Deferred                                                          --             --          (   517)          351
                                                                    ------         ------          -------      --------
                                                                         1              9          (   417)     (    309)
                                                                    ------         ------          -------      --------

Loss before minority interests                                      (1,173)        (9,088)         ( 4,733)     (  1,790)
Minority interests                                                      --             --               --         1,766
                                                                    ------         ------          -------      --------

Net loss                                                            (1,173)        (9,088)         ( 4,733)     (     24)
                                                                    ======         ======          =======      ========

Basic and diluted net loss per share (cents)            2           (   7)         (  58)          (   39)      (     16)
                                                                    ======         ======          =======      ========


              The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
      FOR THE YEARS ENDED MARCH 31, 1997, MARCH 31, 1998 AND MARCH 31, 1999

                             (Amounts in thousands)

                                                                         1999         1999         1998          1997
                                                                         US$          HK$          HK$           HK$
                                                                       -------      -------      -------       -------
Cash flows from operating activities:
Net loss                                                               ( 1,173)     ( 9,088)     ( 4,733)      (    24)
Adjustments to reconcile income to net
    cash provided by operating activities:
Minority interests                                                          --           --           --       ( 1,766)
Depreciation                                                               361        2,800          590           439
Deferred income taxes                                                       --           --          517       (   351)
Loss on disposal of subsidiaries                                            --           --          406             -
Profit on disposal of fixed assets                                          --           --           --       (    72)
Stock option compensation expense                                          121          939        1,184             -
(Increase)/decrease in current assets:
Accounts receivable                                                      1,320       10,233        4,081        64,225
Inventories                                                                143        1,106        9,851         9,425
Prepaid expenses                                                             9           71        3,355       ( 1,967)
Income tax recoverable                                                 (     4)     (    31)          --            --
Due from fellow subsidiaries                                                --           --       29,902       (29,902)
Increase/(decrease) in current liabilities:
Accounts payable                                                            14          106      ( 5,566)      (11,148)
Accrued liabilities                                                         40          308      ( 4,045)        3,266
Income tax payable                                                          --           --      (   444)      (   762)
Due to fellow subsidiaries                                                  --           --      (15,851)      (14,076)
                                                                       -------      -------      -------       -------
Net cash provided by operating activities                                  831        6,444       19,247        17,287
                                                                       -------      -------      -------       -------

Cash flows from investing activities:
Acquisition of fixed assets                                                 --           --      ( 2,452)      ( 5,047)
Payment of deposit for purchase of fixed assets                        (   405)     ( 3,143)     ( 2,049)      ( 1,011)
Proceeds from disposal of fixed assets                                      --           --           --           111
Net cash outflow from disposal of and acquisition
    of minority interests in subsidiaries                                   --           --      ( 4,601)           --
                                                                       -------      -------      -------       -------
Net cash used in investing activities                                  (   405)     ( 3,143)     ( 9,102)      ( 5,947)
                                                                       -------      -------      -------       -------

Cash flows from financing activities:
Bank loans and overdrafts, secured                                          --           --      (16,718)      (23,812)
New issue of common stock                                                   --           --        5,805             3
Advances from a minority shareholder                                        --           --        2,452             -
Advances from holding company                                               --           --           --        17,861
Repayment of loan to a minority shareholder                            (     4)     (    31)          --       ( 2,158)
Repayment of loan to holding company                                   (   533)     ( 4,132)     ( 2,873)            -
Dividend paid to a minority shareholder                                     --           --           --       (   833)
                                                                       -------      -------      -------       -------
Net cash used in financing activities                                  (   537)     ( 4,163)     (11,334)      ( 8,939)
                                                                       -------      -------      -------       -------

Net increase/(decrease) in cash and cash equivalents                   (   111)     (   862)     ( 1,189)        2,401
Cash and cash equivalents, at beginning of year                            266        2,065        3,254           853
                                                                       -------      -------      -------       -------
Cash and cash equivalents, at end of year                                  155        1,203        2,065         3,254
                                                                       =======      =======      =======       =======


              The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
      FOR THE YEARS ENDED MARCH 31, 1997, MARCH 31, 1998 AND MARCH 31, 1999
                             (Amounts in thousands)

                                                                                                           Retained
                                                                                                           earnings/
                                                   Common          Preferred          Contributed         (accumulated
                                                    stock           stock               surplus             deficit)
                                                     HK$              HK$                 HK$                  HK$
                                                   -------         ----------         -----------         ------------
Balance at March 31, 1996                            3,001                --                 --                2,068

New issue                                                3                --                 --                   --

New issue on conversion of amount due to
    holding company (note 1)                            --            26,687                 --                   --
Capital contribution from a minority
    shareholder (note 24)                               --                --              1,530                   --
Net loss -                                              --                --             (   24)
                                                   -------          --------             ------              -------
Balance at March 31, 1997                            3,004            26,687              1,530                2,044

New issue of 2,300,000 shares of common
    stock at US$1.5 each on conversion
    of preferred stock (note 23)                    26,687           (26,687)                --                   --

New issue of 1,000,000 shares of common
    stock at US$5 each on conversion of
    amount due to holding company                   38,699                --                 --                   --

New issue of 1,000,000 shares of common
    stock at US$4.25 each on conversion
    of amount due to holding company                32,893                --                 --                   --

New issue of 1,335,000 shares of common
    stock at US$4.5 each on conversion
    of amount due to holding company                46,496                --                 --                   --

New issue of 150,000 shares of common stock
    at US$5 each                                     5,805                --                 --                   --

Stock compensation expense (notes 22 and 24)            --                --              1,184                   --

Net loss                                                --                --                 --              ( 4,733)
                                                   -------          --------             ------              -------
Balance at March 31, 1998                          153,584                --              2,714              ( 2,689)

Stock compensation expense (notes 22 and 24)            --                --                939                   --

Net loss -                                              --                --             (9,088)
                                                   -------          --------             ------              -------
Balance at March 31, 1999                          153,584                --              3,653              (11,777)
                                                   =======          ========             ======              =======

              The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


1.       ORGANIZATION, GOING CONCERN RISK FACTORS AND BASIS OF PRESENTATION

         (a)      Organization

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

                  Pursuant to an agreement executed on August 20, 1996 and amended on November 15, 1996 with DPHL and SuperCorp Inc. ("SuperCorp"), the then controlling shareholder of the Company, the Company merged with DPHL on February 26, 1997 and became a subsidiary of DHL. The officers and directors of DPHL became the officers and directors of the Company, the surviving corporation.

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

                  The acquisition by DPHL of GDI and Holdsworth has been accounted for as a combination of companies under common control in a manner similar to a pooling of interests and accordingly, the historical basis has been used to record the assets and liabilities of GDI and Holdsworth as of March 31, 1996 and retroactive effect has been given to account for the operations of GDI and Holdsworth in these financial statements at the historical cost of DHL. Intercompany balances and transactions have been eliminated on consolidation.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                  except number of shares and per share data)


1.       ORGANIZATION, GOING CONCERN RISK FACTOR AND BASIS OF PRESENTATION
         (continued)

         (b)      Going concern risk factors

                  The Group incurred net loss of HK$9,088 (US$1,173) for the year ended March 31, 1999 and had consolidated net current liabilities of HK$516 (US$67) as at that date and the Group's operation are dependent on the financial support by its holding company, DHL.

                  DHL also reported a net loss for the year ended March 31, 1999 and has a working capital deficiency.

                  Management of the Group is currently undertaking plans to complete the construction and commence the profitable operations of the Group paper mills. Management of DHL is currently undertaking plans to improve DHL group's operating results and cash flows and to secure the continuing support from its bankers and the major shareholders to provide funding to the Group.

                  There can be no assurance that the Group and DHL group will be successful in implementing these plans. The Group's financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

         (c)      Basis of presentation

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

         o        Write-off of pre-operating expense deferred;

         o        Compensation from related parties; and

         o        Deferred taxation.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


1.       ORGANIZATION, GOING CONCERN RISK FACTOR AND BASIS OF PRESENTATION
         (continued)

         (c)      Basis of presentation (continued)

                  The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") prevailing on March 31, 1999 which was US$1.00 = HK$7.752. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or any other certain rate on March 31, 1999.

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

         (d)      Income taxes

                  Income taxes are accounted for under Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

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

         (j)      Employee stock plans

                  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, the excess of exercise price of employee stock options over the fair market value of the underlying stock on the date of grant, is expensed and is credited to contributed surplus. For disclosure purposes, pro-forma information in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" has been included in note 24 to the consolidated financial statements.

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

                  The basic net loss per share for the years ended March 31, 1997 and 1998 were computed by dividing net loss applicable to common stock, including the cumulative dividends in arrears (note 23), by the weighted average number of 9,606,849 and 13,328,014 shares of common stock, respectively, which were outstanding during the two years on the assumption that the 9.3 million shares of common stock issued to DHL upon the effectiveness of the merger had existed at April 1, 1996. The basic net loss per share for the year ended March 31, 1999 was computed by dividing net loss applicable to common stock by the weighted average number of 15,585,000 shares of common stock.

         (l)      Cash and cash equivalents

                  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


3.       SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                                   Year ended March 31,
                                                                    1999          1999              1998           1997
                                                                     US$           HK$               HK$            HK$
                                                                    -----        -------           ------          -----
         Selling, general and administrative expenses:
             Depreciation                                             361          2,800              590            439
             Advertising expenses                                       -              -               33            825
             Exchange loss/(gain), net                              (   7)       (    53)           (  72)           187
                                                                    =====        =======            =====           ====


4.       SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                   Year ended March 31,
                                                                    1999          1999             1998            1997
                                                                     US$           HK$              HK$             HK$
                                                                   ------        -------          -------         ------
         Cash paid during the year for:
             Interest                                                 354          2,741            5,939          4,687
             Income taxes                                               3             22              344          1,422
                                                                   ======        =======          =======         ======

         Non cash investing and financing activities:
             Loan from a related company
                financed by a loan to a
                related company (note 9)                               --             --              984          7,136
             Fixed assets paid by
                holding company                                     1,156          8,959           52,857         46,999
             Fixed assets paid by certain
                fellow subsidiaries                                    --             --               --         12,203
             Issuance of common stock on
                conversion of the amount due
                to holding company                                     --             --          118,088             --
             Issuance of common stock on
                conversion of preferred stock                          --             --           26,687             --
             Issuance of preferred stock on
                conversion of the amount
                due to holding company                                 --             --               --         26,687
             Compensation from a minority
                shareholder                                            --             --               --          2,747
                                                                  =======        =======         ========         ======

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

                  Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Company has a 100% interest, and Jiang Ying Dransfield Paper Co. Ltd. ("JYDP"), an equity joint venture formed in the PRC in which the Company has a 48% effective interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have not commenced operation as at March 31, 1999.

                  Total income tax expense differs from the amount computed by applying Hong Kong statutory income tax rate of 16% (1998: 16.5% and 1997: 16.5%) to income before taxes as follows:

                                                                                      Year ended March 31,
                                                                        1999           1999           1998          1997
                                                                         US$            HK$            HK$           HK$
                                                                       ------         ------          ----          ----
         Computed expected income taxes                                   188          1,455           712           244
         Non-deductible losses of subsidiaries                         (  105)        (  811)         (581)         (522)
         Difference between Hong Kong statutory
             rate and Singapore statutory tax rate                         --             --            --          ( 40)
         Other                                                              1              9           100             9
         Valuation allowance                                           (   83)        (  644)         (648)           --
                                                                       ------         ------          ----          ----

         Tax credit/(charge) for the year                                   1              9          (417)         (309)
                                                                       ======         ======          ====          ====

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


5.       INCOME TAXES (continued)

         Deferred tax asset is comprised of the following:

                                                                                        1999          1999          1998
                                                                                         US$           HK$           HK$
                                                                                        ----          ----          ----
         Tax losses carried forward                                                      167         1,292           648

         Valuation allowance                                                            (167)       (1,292)         (648)
                                                                                        ----          ----          ----

                                                                                          --            --            --
                                                                                        ====          ====          ====

                  Due to its history of losses, the Company does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided a valuation allowance covering 100% of its net deferred tax assets.

                  As at March 31, 1999, the Company has Hong Kong net operating loss carry forward of approximately HK$8,075(US$1,042). Currently, the net operating loss can be carried forward indefinitely.


6.       ACCOUNTS RECEIVABLE, NET

         Accounts receivable are comprised of:

                                                                                              March 31,
                                                                               1999             1999              1998
                                                                                US$              HK$               HK$
                                                                              ------           ------            -------
         Accounts receivable - trade                                             206            1,600             11,013
         Less: Allowance for doubtful debts                                   (  151)          (1,170)           (   350)
                                                                              ------           ------            -------

         Accounts receivable, net                                                 55              430             10,663
                                                                              ======           ======            =======
         Movement of allowance for doubtful debts
         Balance as at April 1,                                                   45              350                 50
         Provided during the year                                                106              820                300
                                                                              ------           ------            -------

         Balance as at March 31,                                                 151            1,170                350
                                                                              ======           ======            =======

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


7.       INVENTORIES, NET

         Inventories are comprised of:

                                                                                             March 31,
                                                                                1999            1999               1998
                                                                                 US$             HK$                HK$
                                                                               -----           ------             ------
         Raw materials                                                           105              814              2,053
         Finished goods                                                          143            1,106              1,571
         Less: Allowance for obsolescence and
                       net realizable value                                    (  65)          (  505)            (1,103)
                                                                               -----           ------             ------

         Inventories, net                                                        183            1,415              2,521
                                                                               =====           ======             ======
         Movement of allowance for obsolescence
             and net realizable value
         Balance as at April 1,                                                  142            1,103              1,262
         Provided during the year                                                 --               --                782
         Deduction during the year                                             (  77)          (  598)            (  941)
                                                                               -----           ------             ------

         Balance as at March 31,                                                  65              505              1,103
                                                                               =====           ======             ======


8.       FIXED ASSETS

                                                                                            March 31,
                                                                              1999             1999               1998
                                                                               US$              HK$                HK$
                                                                             -------         --------           --------
         Land and buildings                                                    6,235           48,331             46,760
         Leasehold improvement                                                    29              224                209
         Machinery and equipment                                              17,769          137,748            128,419
         Motor vehicles                                                          511            1,134              1,134
         Furniture, fixtures and office equipment                                146            3,963              3,870
                                                                             -------         --------           --------
                                                                              24,690          191,400            180,392

         Less: Accumulated depreciation                                      (  613)         (  4,758)          (  1,958)
                                                                             -------         --------           --------

                                                                              24,077          186,642            178,434
                                                                             =======         ========           ========

                  The Group's land and buildings are located in the PRC and held under land use rights of 50 years from December 1, 1992 to November 30, 2041.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


8.       FIXED ASSETS (continued)

                  Since April 1, 1998, depreciation has been provided on the machinery and equipment and land and buildings with an aggregate cost of HK$120,760(US$15,578), which commenced operation at that date. No depreciation was provided on the land and buildings and machinery and equipment which were under construction at March 31, 1999. The carrying value of the assets which are under construction at the balance sheet date amounted to HK$138,893 (1998: HK$174,518).


9.       LOANS WITH A RELATED COMPANY

                  In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then entered into an agreement to establish a Sino-foreign equity joint venture company, JYDP, which was 60% owned by DBPHL and was principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9.26 million (approximately HK$72 million) to JYDP, to be financed by a shareholders' loan.

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

                  As at March 31, 1999, the Company advanced HK$14,350 (US$1,851) to Broadsino for the capital injection in JYDP, which is classified as a loan to a related company. The same amount of HK$14,350 (US$1,851) is recorded in the consolidated financial statements as long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment terms.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


10.      BANK BORROWINGS

                  The Group has utilised the banking facilities of the holding company to finance the Group's capital investment. The interest incurred on the banking facilities were reimbursed by the Group based on the actual interest charged by the banks.

                  Interest expense on the above-mentioned bank borrowings, net of the amounts capitalized, is as follows:

                                                                                          Year ended March 31,
                                                                       1999          1999            1998          1997
                                                                        US$           HK$             HK$           HK$
                                                                      -----         ------          ------        ------
         Interest incurred                                              354          2,741           5,939         4,687
         Interest capitalized                                          (321)        (2,487)         (5,402)       (2,845)
                                                                      -----         ------          ------        ------

         Interest expense                                                33            254             537         1,842
                                                                      =====         ======          ======        ======

         As at the balance sheet date, the interest rates on the above-mentioned bank borrowings ranged from 5.75% to 10.25% per annum (March 31, 1998:
         9.00% to 11.00% per annum).


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

                  The loss on disposal of DPSEA and CN amounting to HK$406 (US$52) is reflected in the Company's statements of operations for the year ended March 31, 1998.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


12.      DUE TO A MINORITY SHAREHOLDER

                  The balances at March 31, 1998 and 1999 represent a loan from a minority shareholder, which is unsecured, interest-free and has no fixed repayment terms.


13.      DUE TO HOLDING COMPANY

                  As mentioned in note 10, the unsecured long term liability arose when the Group utilized the banking facilities of the holding company to finance the Group's capital investment. The interest incurred on the banking facilities were reimbursed by the Group.

                  The Group's operations are dependent on the financial support of its holding company which has agreed that it will not demand payment of the amount prior to April 1, 2000.


14.      COMMITMENTS

                  As of March 31, 1999, the Group had outstanding capital commitments of HK$30 million (US$3.9 million).

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

                                                                                Year ended March 31,
         Nature of transactions                         Notes        1999         1999         1998        1997
                                                                      US$          HK$          HK$         HK$
                                                                    ------       ------      -------     -------
         Revenue:
         Sales of products                               (a)            --           --       14,992      80,180
                                                                    ======      =======      =======     =======
         Expenses:
         Electronic data processing, accounting
             services and personnel and
             administrative charges                      (b)           187        1,447          632         801
         Storage and delivery charges                    (c)            70          541        1,232       5,561
         Equipment rental                                (d)            --           --           33          55
         Operating lease rental for land
             and buildings                               (e)             9           69          206         209
                                                                    ------       ------      -------     -------

                                                                       266        2,057        2,103       6,626
                                                                    ======       ======      =======     =======

         (a)      Sales of products

                  Prior to April 1, 1998, the Group sold products to Victorison Marketing Limited and Dransfield Pacific Limited, fellow subsidiaries of the Company at cost plus 3% (3% in 1997). The Group also sold products to Dransfield Trading Limited ("DTL") at cost plus 18% for the year ended March 31, 1998. Under this arrangement, DTL is responsible for the marketing and distribution of the Group's paper handkerchief products. The mark-up is established based on the margins achieved by DTL on sales to ultimate customers after taking into account marketing and distribution costs incurred by DTL.

         (b) Electronic data processing, accounting services and personnel and administrative charges

                  Dransfield Secretarial & Administrative Services Limited, a fellow subsidiary of the Company, provides various administrative services to the Group including electronic data processing, accounting, shipping, personnel, legal and general administrative services. The service fee charged by the fellow subsidiary is based on apportioned salary costs on the basis of estimated time incurred and cost of other resources consumed to provide these services to the Group. Effective fiscal year 1998/99, after the retrenchment of the Group's personnel, DHL allocated personnel and administrative expenses to the Group for expenses incurred in the management of the Group, which is based on apportion salary and administrative costs on the basis of estimated time incurred for services provided to the Group.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)



15.      RELATED PARTY TRANSACTIONS AND ARRANGEMENTS (continued)

         (c)      Storage and delivery charges

                  Victorison Logistics Limited, a fellow subsidiary of the Company, provides storage and delivery services to the Group at agreed prices, which, in the opinion of the management, approximate prices negotiated with third parties on an arm's length basis.

         (d)      Equipment rental

                  The equipment rental is paid to A. Dransfield & Company, Limited, a fellow subsidiary of the Company, at the rate equivalent to the depreciation of the equipment over its estimated useful live.

         (e)      Operating lease rental for land and building

                  The rental under operating leases is paid to Well Assessed Limited ("WAL"), a fellow subsidiary of the Company based on the actual floor area occupied by the Group at agreed rates, which, in the opinion of the management, approximate rates negotiated with third parties on an arm's length basis. Commencing August 1, 1998, WAL ceased the operating leases with the Group.


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


17.      CONCENTRATION OF RISK

         Concentration of credit risk:

                    The Group's principal activities are manufacturing and distribution of paper products. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)



17.      CONCENTRATION OF RISK (continued)

         Current vulnerability due to certain concentrations:

                  The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.


18.      PENSION SCHEME

                  The Group is a member of a defined contribution pension scheme of DHL (the "Scheme"). All the full time permanent staff in Hong Kong, after completion of one year's service, are eligible to join the Scheme. The participants contribute 5% of their basic monthly salaries to the Scheme while the Group contributes 5% to 6.5% of the basic monthly salaries of the participants depending on the number of years of employment of individual participants and such contributions are charged to the profit and loss account as they become payable in accordance with the rules of the Scheme. When an employee leaves the Scheme prior to his/her interest in the Group employer contributions vesting fully, the ongoing contributions payable by the Group may be reduced by the relevant amount of forfeited contributions. Pension scheme expenses, net of forfeited contributions, is HK$15, HK$16 and HK$5 for the years ended March 31, 1997, 1998 and 1999.


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


21.      SEGMENT REPORTING AND MAJOR SUPPLIERS

                  The Group evaluates performance and allocates resources based on profit or loss from operations. The accounting polices of the reportable segments are the same as those described in the summary of significant accounting policies.

                  The Group's reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes.

                  The Group operates in three industry segments, paper distribution, paper merchanting and paper manufacturing. Operations in paper distribution include the distribution of paper handkerchiefs. Operations in paper merchanting include the buying and selling of paper both on an indent basis and on an agency basis. The Group is in the process of setting up a paper manufacturing facility and operations have not commenced. There is no assurance that the operations, when commenced, will be successful. There was no turnover and operating results contributed from the segment of paper manufacturing because the paper mills were either under trial-run or under construction.

                                                                     1999           1999            1998          1997
                                                                      US$            HK$             HK$           HK$
                                                                    ------        -------          -------      --------
         REVENUE
         Distribution of paper handkerchiefs
             - fellow subsidiaries                                      --             --           14,992        80,180

         Paper merchanting
             - third parties                                           621          4,812           39,639        67,064
                                                                    ------        -------          -------      --------
         Total consolidated revenues                                   621          4,812           54,631       147,244
                                                                    ======        =======          =======      ========


         DEPRECIATION AND AMORTIZATION
           EXPENSE
         Distribution of paper handkerchiefs                            --             --               14            29
         Paper merchanting                                               2             17               17            65
         Paper manufacturing                                           359          2,783              559           345
                                                                   -------       --------          -------      --------
         Total consolidated depreciation and
           amortization expense                                        361          2,800              590           439
                                                                   =======       ========          =======      ========

         PROVISION FOR INCOME TAXES
         Distribution of paper handkerchiefs                            --             --               30          (860)
         Paper merchanting                                               1              9          (   447)          551
                                                                    ------        -------          -------      --------
         Total consolidated provision for income taxes                   1              9          (   417)     (    309)
                                                                    ======        =======          =======      ========

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


21.      SEGMENT REPORTING AND MAJOR SUPPLIERS (continued)

                                                                     1999          1999             1998          1997
                                                                      US$           HK$              HK$           HK$
                                                                   -------       --------         --------      --------
         SEGMENT LOSS
         Distribution of paper handkerchiefs                            --             --               53         5,961
         Paper merchanting                                         (   510)      (  3,957)        (    832)     (  2,926)
         Paper manufacturing                                       (   509)      (  3,947)        (  1,905)     (    591)
                                                                   -------       --------         --------      --------
         Total segment loss                                        ( 1,019)      (  7,904)        (  2,684)        2,444

         RECONCILING ITEMS
         Corporate expenses                                        (   122)      (    939)        (  1,095)     (    268)
         Reorganization expenses                                        --             --               --      (  1,815)
         Interest expense                                          (    33)      (    254)        (    537)     (  1,842)
                                                                   -------       --------         --------      --------
         Total consolidated loss before income taxes               ( 1,174)      (  9,097)        (  4,316)     (  1,481)
                                                                   =======       ========         ========      ========

         SEGMENT ASSETS
         Distribution of paper handkerchiefs                            27            211              208        22,979
         Paper merchanting                                              45            351           13,326        44,350
         Paper manufacturing                                        26,776        207,560          197,429       141,944
                                                                   -------       --------         --------      --------
         Total segment assets                                       26,848        208,122          210,963       209,273

         RECONCILING ITEM
         Corporate assets                                               28            216              314           193
                                                                   -------       --------         --------      --------
         Total consolidated assets                                  26,876        208,338          211,277       209,466
                                                                   =======       ========         ========      ========

         EXPENDITURE FOR ADDITIONS TO
           LONG-LIVED ASSETS
         Distribution of paper handkerchiefs                            --             --               --            --
         Paper merchanting                                              --             --               --             6
         Paper manufacturing                                         1,420         11,008           56,320        65,534
                                                                   -------       --------         --------      --------
         Total expenditure for additions to long-lived assets        1,420         11,008           56,320        65,540
                                                                   =======       ========         ========      ========


                  There is no inter-segment sales for the three years ended March 31, 1999.

                  The principal assets of the Group are located in the PRC. The assets located elsewhere are insignificant.

                  The Group's business is conducted in Hong Kong, Macau and the other parts of the PRC. The sales to Macau and the other parts of the PRC during the three years ended March 31, 1999 were insignificant.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


21.      SEGMENT REPORTING AND MAJOR SUPPLIERS (continued)

         MAJOR CUSTOMERS AND SUPPLIERS
                  There is no single customer who accounted for more than 10% of net sales for the two years ended March 31, 1998. In 1999, the Group's top three customers accounted for approximately 26% of total sales.

                  In 1997, 1998 and 1999, the Group's top three suppliers accounted for approximately 75%, 58% and 42% of total purchases, respectively.


22.      COMMON STOCK OPTIONS

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

                  Pursuant to the Plan, the Company granted 625,000 share options to its employees and directors on April 24, 1997 ("the Grant Date"). In 1998, 115,000 share options were canceled upon the termination of employment of certain employees. No share options have been exercised since the Grant Date. Details of the outstanding options at March 31, 1998 and 1999 are as follows:

                                                                                                               Number of
                                                                                                     options outstanding
                                                                                                            at March 31,
         Exercise period                                                  Exercise price                   1998 and 1999
         31 October 1998 to 23 April 2001                               US$2.8 per share                         255,000
         31 October 1999 to 23 April 2001                               US$2.8 per share                         127,500
         31 October 2000 to 23 April 2001                               US$2.8 per share                         127,500

                  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" in accounting for the Plan. The compensation expense related to the share options outstanding at 31 March 1998 and 1999, which represented the difference between the exercise price and the fair market value of the Company's common stock at the Grant Date, should be recognized over the vesting period of 4 years from the Grant Date. Accordingly, a compensation expense of HK$1,184 (US$153) and HK$939 (US$121) was recognized for the years ended March 31, 1998 and 1999, respectively.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


22.      COMMON STOCK OPTIONS (continued)

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

                  For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information for the year ended March 31, 1998 and 1999 is as follows:

                                                                                     1999            1999          1998
                                                                                      US$             HK$           HK$
                                                                                    -----           ------         -----
         Pro-forma net loss                                                         1,587           12,301         8,775
                                                                                    =====           ======         =====


         Basic and diluted net loss per share (cents)                                  10               79            70
                                                                                    =====           ======         =====


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


23.      PREFERRED STOCK (continued)

                  The 2.3 million shares of the Series A convertible preferred stock were converted to 2.3 million shares of common stock on May 30, 1997.

                  Up to May 30, 1997, the aggregate amount of the dividends in arrears for the years ended March 31, 1997 and 1998 were HK$1,531 (US$198) and HK$446 (US$58), respectively.


24.      CONTRIBUTED SURPLUS

         The amount represents a net compensation of HK$1,530 (US$198) from a minority shareholder, which was accounted for as a capital transaction in 1998, and stock compensation expense of HK$1,184(US$153) and HK$939(US$121) recognized for the years ended March 31, 1998 and 1999, respectively(note 23).


25.      SUBSEQUENT EVENT (unaudited)

         On 20 July 1999, Dransfield Broadsino Paper Holdings Ltd. ("DBPHL"), a company which is 80% owned by the Company, entered into an agreement with Jiangsu Huaxi Holdings Corporation ("Jiangsu Huaxi"), the PRC partner of the Group's sino-foreign equity joint venture established in the PRC, Jiang Ying Dransfield Paper Co. Ltd. ("JYDP"). Pursuant to the agreement, Jiangsu Huaxi agreed to transfer to JYDP the land use rights relating to the land on which JYDP has built a factory, in exchange for the issue of 429,515 shares in the Company credited as fully paid at RMB19.136 per share. As a result of this agreement, it was further agreed that Jiangsu Huaxi will give up injecting the aforesaid land use rights as JYDP's capital as originally stated in the joint venture agreement entered between DBPHL and Jiangsu Huaxi. Accordingly, JYDP will become a wholly-owned subsidiary of DBPHL and the aforesaid shares will be issued to Jiangsu Huaxi upon the finalisation of all the procedures required under the PRC legislation.

         DBPHL has agreed to arrange to sell the aforesaid shares of the Company to be issued to Jiangsu Huaxi by 3 annual tranches (comprising 20% for the first year, and 40% for the second and third years, respectively) within 3 years from 20 July 1999 at a price not less then RMB19.136 per share. If the sale price does not reach RMB19.136 per share, DBPHL will compensate Jiangsu Huaxi the difference arising therefrom.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DRANSFIELD CHINA PAPER CORPORATION



Date:  September 27, 1999                   By /s/ Horace Yao Yee Cheong
                                               --------------------------------
                                               Horace Yao Yee Cheong,
                                               Chief Executive Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  2            Two agreements of January 20, 1999 between Jiangmen Sugar Cane
               Chemical Factory (Group) Co. Ltd. and Guangdong Dransfield
               Paper Co. Ltd. relating to the Jingmen Sugarcane Chemical
               Factory's paper mill.