Form 20-F
period 2000-03-31
DF CHINA TECHNOLOGY INC
filed 2000-09-18
CIK 1021126

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2000


                        Commission file number 000-21919

                            DF CHINA TECHNOLOGY INC.
                 (PREVIOUSLY DRANSFIELD CHINA PAPER CORPORATION)
             (Exact name of Registrant as specified in its charter)



                     Territory of the British Virgin Islands
                     ---------------------------------------
                 (Jurisdiction of incorporation or organization)

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

                        Common Stock - 18,165,007 Shares
                        --------------------------------

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes   X            No
                   -----             -----


         Indicate by check mark which financial statement item the registrant has elected to follow.

               Item 17    X          Item 18
                        -----                 -----

                                TABLE OF CONTENTS

Item 1.   Description of Business                                               2

Item 2.   Description of Property                                               8

Item 3.   Legal Proceedings                                                     9

Item 4.   Control of Registrant                                                 9

Item 5.   Nature of Trading Market                                             10

Item 6.   Exchange Controls and Other Limitations Affecting
          Security Holders                                                     10

Item 7.   Taxation                                                             13

Item 8.   Selected Financial Data                                              13

Item 9.   Management's Discussion and Analysis of Financial
          Conditions and Results of Operations                                 15

Item 9A.  Quantitative and Qualitative Disclosures About
          Market Risk                                                          30

Item 10.  Directors and Officers of the Company                                31

Item 11.  Compensation of Directors and Officers                               34

Item 12.  Options to Purchase Securities from the Company                      34

Item 13.  Interest of Management in Certain Transactions                       35

Item 14.  Description of Securities to Be Registered                           36

Item 15.  Defaults Upon Senior Securities                                      36

Item 16.  Changes in Securities and Changes in Security for
          Registered Securities                                                36

Item 17.  Financial Statements                                                 37

Item 18.  Financial Statements                                                 38

Exhibit List                                                                   38

SIGNATURE                                                                      39

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     DF China Technology Inc. (Nasdaq: DFCT), formerly Dransfield China Paper Corporation, is a 78.4%-owned subsidiary of Dransfield Holdings Limited ("Dransfield Holdings"), a Cayman Islands company that was founded by Sir Kenneth Fung, CBE, JP, in the 1940s to market and distribute consumer products in Hong Kong. Dransfield Holdings has three business divisions:

o a paper business conducted by us, which bought and sold a Proctor & Gamble "Tempo" brand-name paper handkerchief, which we distributed to retailers until June 1997, and which business division is expanding its operations to include paper manufacturing and distribution of our own brand-name paper products;

o a food and beverage division, which has breweries in China and the United Kingdom and an edible oil factory in China, and which distributes alcoholic and non-alcoholic beverages in Hong Kong; and

o a logistics and services division that provides warehousing, deliveries, repair, exhibition and buying-program services to affiliated and non-affiliated companies in Hong Kong and China. The services division now includes a small consumer electronics department that distributes household appliances under the brand names of "Turbo" and "DF".

     Our parent, Dransfield Holdings, has been listed on the Hong Kong Stock Exchange since April 1993.

     Through distribution of DFCT shares by Dransfield Holdings to its shareholders on June 30, 2000, Dransfield Holdings reduced its shareholdings to approximately a 32.2% level with the result that the public float of DFCT is increased to approximately 9,180,120 shares (or 50%).

     Until February 26, 1997, our business was conducted by Dransfield Paper Holdings Limited ("Dransfield Paper"), which merged with us on that date.

     The purpose of the merger was to transfer Dransfield Holdings' equity in its paper business division from the Hong Kong Stock Exchange to the Nasdaq Stock Market in the U.S. The paper business dates back to 1975, when A. Dransfield & Co. Ltd., a wholly-owned subsidiary of Dransfield Holdings, secured the exclusive distribution rights for Tempo paper handkerchiefs in Hong Kong and Macau. In 1994 Dransfield Paper, before its merger with us, succeeded to this business from its sister company and continued to develop a substantial distribution network for Tempo handkerchiefs, principally through supermarkets, drug stores and newspaper stands.

     Our ability to achieve consistent market share of more than 40% of the paper handkerchief market in Hong Kong through our sales of Tempo handkerchiefs provided the incentive to manufacture and distribute our own DF branded paper products, distribution of which commenced in August 1997. In June 1997, we ceased distributing Proctor & Gamble's Tempo product.

     In November 1994, our company undertook to establish business contacts and to gain experience in buying waste paper, which it did both on an indent, or pre-sold, basis and on an agency basis, all in support of its plan to become an integrated manufacturer and distributor of hygienic paper products for consumers. This paper merchanting operation was conducted by a subsidiary company named C.S. Paper Holdings (International) Limited, which comprised the following operations:


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

     In August 1997, our company began production of our own DF brand-name paper products at a paper converting facility we established at Conghua, in the city of Guangzhou, Guangdong Province, Southern China. This was a major step in our evolution into a vertically-integrated hygienic paper producer and distributor serving some of China's most densely populated and fastest growing areas, as well as in Hong Kong.

     To date, the converting facility has not been able to locate a sufficient domestic source of consistent quality jumbo rolls that meet the quality and cost criteria for our intended market segments. Quality imports are available, but high price and import duties pose major hurdles to market penetration.

     Until we obtain the needed funding to complete either paper mill No.1 or mill No. 2, our converting facility will always be short of affordable raw materials and, as a result, our market penetration will be delayed. As we continue aggressively to seek funds to complete the mills, we have made arrangements to meet part of our production requirements, thereby alleviating this problem in the short term.

1. We have signed a seven-year agreement with Jiangmen Sugar Cane Chemical Factory (Group) Corporation Limited to operate its small paper mill in Jiangmen, Guangdong Province. The mill has annual capacity of up to 5,500 metric tons of tissue paper and 33,000 metric tons of deinked pulp. However, the recent price increase in virgin pulp, which this paper mill uses as its primary raw material, has prevented the mill from producing paper at a cost that will allow us to make a reasonable return. We are therefore limiting our use of the Jiangmen mill at this time.

2. We have signed up two small paper mills in the county of Conghua, Guangzhou City, to contract manufacture jumbo rolls to our specifications. We have begun taking delivery of approximately 75-100 metric tons per month, which represent the excess capacity of these two paper mills. In order to assure quality, our process engineers are stationed at these paper mills to supervise the production of our paper.

3. We have identified two small paper mills in Guangxi Province that together have excess capacity of approximately 150 metric tons per month. Again, we will be supervising the production of our contracted volume in order to assure consistent quality.

4. Guangdong Dransfield Paper Ltd. has signed a five-year lease with a small paper mill in Xinhui, also in Guangdong Province. The mill will manufacture medium-quality paper under our direct management, operating as a branch factory of our own paper mill under construction in Xinhui. We began test production in this mill in early September, 2000.

5. We will continue to supplement domestically sourced jumbo rolls with imported paper in order to serve export markets. In the final quarter of fiscal 2000, we began marketing our products overseas and are beginning to meet with encouraging success in Macau, Hong Kong and Taiwan.

THE PAPER INDUSTRY IN CHINA

     China currently has more than 700 business enterprises producing tissue paper, most of which are small mills with a daily output of 1 to 5 metric tons. Most are equipped with cylinder and fourdrinier paper machines with paper widths of 1,092mm to 1,760mm and speeds of 60m to 120m per minute only. Raw materials are mostly mixed waste paper pulp, white paper trimmings, rice and wheat straw pulp, bagasse pulp, tail pulp of paper mills, waste cotton pulp and others which have just been simply bleached. Only a few paper machines imported from overseas, together with a few Chinese-made cylinder and fourdrinier machines use imported wood pulp as raw material to produce higher grade tissue paper.

     The following table is an estimate of raw material utilization in tissue paper plants.

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
pulp and tail pulp of paper mills

     In 1997, an estimated 31 million metric tons of paper and paper board were produced in China. Approximately 2.1 million metric tons of hygienic paper were produced by tissue paper mills.

     Although annual consumption of hygienic paper in China is only a fraction of that in the West, tissue paper consumption grew at an annual compound rate of 15.7%, from 680,000 metric tons in 1990 to 2.1 million metric tons in 1997. Annual per capita consumption increased from 0.6kg to 1.7kg, which is still less than 10% of the United States, where annual per capita consumption exceeds 19kg.

     While China still lags developed countries in the consumption of hygienic paper products, the volume and variety of paper products consumed is growing each year. Tissue paper products currently available in China include folded handkerchiefs, facials, napkins, bathroom tissues, kitchen and other paper towels, and moist tissues. Western packaged facials, handkerchiefs, napkins and bathroom tissues are now sold in supermarkets of major cities.

     From 1988 to 1992, toilet paper accounted for more than 95% of all tissue paper sold in China. With the subsequent increase in consumer income, toilet paper accounted for 88% and tissues 12%, according to a 1995 industry survey. In 1997, the estimated proportion of toilet paper fell to approximately 75%, while tissues rose to 25%, of which 15% was napkins and 10% facials.

     We believe that most mills producing hygienic paper in China are under-financed, poorly managed and producing low-grade products, covering approximately 65% of the mass market.

     The two mills we are building target medium- and premium-quality paper product markets. Depending on the grade of raw materials used, our products can also compete in the top end of the mass market.

Currently, the top end of the tissue paper market comprises 15% of total market share.

THE COMPETITION

     Our competitors in China are:

o Scott Shanghai (now owned by Kimberly Clark). Estimated output: 14,000 metric tons per annum.

o Taiwan Long Chen (now owned by Procter & Gamble) located in Suzhou, Jiangsu Province. Estimated output: approximately 14,000 metric tons per annum.

o Taiwan Yuen Foong Yu located in Kunshan, Jiangsu Province. Estimated output: approximately 15,000 metric tons per annum.

o Guangdong Vinda Paper Co. Ltd., the largest and most influential local paper mill, located in Xinhui, Guangdong Province. Estimated expanded capacity: approximately 30,000 metric tons per annum.

o Asia Pulp & Paper Co. Ltd. has a factory in Jiangsu Province that produces jumbo rolls and a converting facility in Guangdong Province. Estimated maximum capacity of the paper making facility: 120,000 metric tons per annum. (The factory is currently producing approximately 96,000 tons per annum of which approximately 50% is sold as jumbo rolls to converters.)

o Fujian Hengan Holding Co. Ltd. in Changde, Hunan Province, now produces tissue paper to meet its requirements for production of diapers as well as paper. Estimated capacity: approximately 30,000 metric tons per annum.

     Given the above-described capacities together with our estimated production capacity, we believe the need for top quality products for both domestic and on-premise (tourist) consumption will be temporarily met until the next round of economic growth in China.

DF CHINA TECHNOLOGY POSITIONING

     Despite recent double-digit growth in China and projected annual growth of around 7%, we assume that the majority of consumers in China will not afford themselves the luxury of premium-priced hygienic paper products for several years to come. Accordingly, we plan to position ourselves in the mass market as well as in the medium- to premium-priced market. Our rationale is to penetrate the mass market with the aim of cultivating consumer purchasing habits, appreciation of our quality, and recognition of our brand name over the years. We intend to have raw materials for the mass-market products contract-manufactured by smaller paper mills and to produce raw materials for higher-end products at our own mills as they are commissioned.

     In addition to the vast market in China, we are beginning to target nearby Asian export markets, namely Macau, Taiwan and Hong Kong. We have begun to produce away-from-home products including hand roll towels (HRT), jumbo roll tissues (JRT) and "N" multi-fold towels. Our aim is to export sufficient quantity to match our U.S. dollar expenditures for imported waste paper, mainly from the U.S. Export sales help to control currency risk by currency matching expenses and revenues. Export of Chinese-manufactured goods coupled with the purchase of raw materials from overseas is also consistent with the national policy of the People's Republic of China, which encourages two-way trade.

RESEARCH AND DEVELOPMENT. We have not incurred any significant expenses on research and development activities.

ENVIRONMENTAL CONTROLS. We anticipate that the Chinese government will increase its requirements for environmental controls. With this in mind, we are installing and employing environmental control standards that meet U.S. standards, which are higher than those currently required by the PRC.

     The environmental controls we are installing at Paper Mill No. 2 have been approved by the provincial authorities and the central government. The paper mills will use an enzymatic deinking agent instead of the traditional chemical agent. This biological process will reduce the use of chemicals by approximately 90%. The effluent output is mostly clay, which can be used as a construction material, and the effluent water will be treated in lagoons. The effluent water, after treatment, will meet the standards set by the Chinese government for biological oxygen demand (BOD), chemical oxygen demand (COD), suspended solids
(SS) and pH.

     The entire deinking process has been designed by in-house U.S. and European experts assisted by an independent consultant. Our waste treatment process and plants have been designed by specialists in the U.S., but are being built in China.

     Similar environmental controls are proposed for Paper Mill No. 1 and have been approved by the local environmental protection agency. We expect them to be approved by the provincial authorities and the central government.

     Because our environmental procedures will have received local authority approval prior to installation of the equipment, we do not anticipate incurring any significant environmental clean-up expenses other than those that are part of our regular operating costs.

NUMBER OF EMPLOYEES. On March 31, 2000 we employed 156 persons. Once the operations in Conghua and the small paper mill we just leased in Xinhui go into full operation, the number of employees will increase substantially, as it will when installation of the deinking and tissue making operations commence at the paper mills.

VENUE OF SALES. Most of our sales for the last three fiscal years were in Hong Kong. Less than 10% of our sales during the year ended March 31, 2000, were attributable to exports to China.

PATENTS, COPYRIGHTS AND INTELLECTUAL PROPERTY.

     We hold no patents, copyrights or intellectual property other than trademarks established for our new paper products for the consumer market. We are not aware of any patents, trademarks, licenses, franchises and concessions that would affect our business and production described herein.



ITEM 2. DESCRIPTION OF PROPERTY.

     CONGHUA - PAPER MILL NO. 1.

     We have the land use rights to 16,011 square meters in a development zone in Conghua, Guangzhou, PRC, on which we have constructed a paper converting plant and warehouse, a conference center, and a 52-room guest house. The recycled pulp production and paper making facilities are planned for a tract of approximately 35,000 square meters in Xinhui, near Guangzhou, near other manufacturers of tissue and industrial-grade paper, on a major river with ready access to road and river transportation facilities and with an abundant supply of electricity.

     JIANGYIN - PAPER MILL NO. 2.

     Paper Mill No. 2 is owned by a Sino-foreign equity joint venture of our company, Jiangsu Huaxi Holdings Corporation and Broadsino Investment Company Ltd ("Broadsino"). The joint venture company, Jiang Ying Dransfield Paper Co. Ltd. ("Jiang Ying") is 40% owned by Jiangsu Huaxi Holdings Corporation and 60% owned by Dransfield Broadsino Paper Holdings Limited ("Dransfield Broadsino Paper"), a company 80% owned by us and 20% owned by Broadsino. We have agreed to provide Broadsino's equity contribution (approximately US$1.9 million) to the joint venture through a loan to Broadsino bearing compound interest at the rate of 6% a year.

     Our joint venture partner, Jiangsu Huaxi Holdings Corporation, has a 50-year land use agreement with the local authority in Jiangyin, Jiangsu Province, for a 65,000-square-meter tract on which Paper Mill No. 2 is being constructed. Jiangsu Huaxi, a PRC government corporation, originally agreed to provide this parcel of land as part of its capital contribution. The project site is adjacent to a Yangtze River tributary, which will supply water to the paper mill. The tract is also accessible by a major highway, near other manufacturers of industrial grade papers, and adequate to meet medium-term expansion needs.

     Originally, the joint venture was established in order to ensure an adequate supply of electricity to the mill. Our Chinese partners were to contribute a 12,000-kilowatt-hour, coal-fired, power plant as their 40% interest in the joint venture. This power plant currently supplies electricity to other plants nearby and was to supply the required electricity and steam to the paper mill. However, there now being an adequate supply of electricity in the area in which the factory is situated, we believe we are in a position to develop and operate the factory on the strengths of our own management.

     In an effort to generate funds from sources other than the public market, we came to an agreement in July 1999 with Jiangsu Huaxi to exchange shares of our common stock in partial payment for land in Jiangyin, the site of Paper Mill No. 2. Under the agreement, we expect to convert our Sino-foreign equity joint venture into a foreign company, wholly owned by Dransfield Broadsino Paper Holdings Ltd., which is 80% held by us. Since the conversion to a wholly-owned foreign company in the third quarter 1999 we are now able to focus on our investment.

     In July 1999 our converting facility at Paper Mill No. 2 in Huaxi was commissioned and test production begun.

     OFFICE FACILITIES.

     We rent office facilities in Hong Kong from another subsidiary corporation of our parent, Dransfield Holdings, and share these facilities with other Dransfield subsidiary.

ITEM 3. LEGAL PROCEEDINGS.

     Neither our company nor any of its properties is a party to or the subject of any material pending legal proceedings other than ordinary routine litigation incidental to its business.

ITEM 4. CONTROL OF REGISTRANT.

     At the balance sheet date, we were a 78.4%-owned subsidiary of Dransfield Holdings, a Cayman Islands company listed on the Hong Kong Stock Exchange.

     Through distribution of DFCT shares by Dransfield Holdings to its shareholders on June 30, 2000, Dransfield Holdings reduced its shareholdings to approximately a 32.2% level.

     The following table sets forth, as of August 31, 2000, information with respect to any person known to us to be the beneficial owner of more than ten percent of our Common Stock and the total amount of our Common Stock beneficially owned by the officers and directors as a group:

                                                                               Percent
                Owner                               Amount Owned              of Class
                -----                               ------------              --------
         Dransfield Holdings Limited                 5,909,000(1)               32.2%

         Grandom Asia Trading Limited                2,226,156                  12.1%

         Grandom Inc.                                1,004,439                   5.5%

         Officers and Directors as a
                  Group(8 persons)                   9,176,098                  50.0%

----------

(1)  Represents sole voting and investment powers with respect to these shares.

ITEM 5.  NATURE OF TRADING MARKET.

OUTSIDE THE UNITED STATES

     There is currently no trading market outside the United States for our Common Stock.

INSIDE THE UNITED STATES

     Our Common Stock is listed for trading on the Nasdaq SmallCap Market under the symbol "DFCT".

     Our Common Stock commenced trading in the U.S. on April 2, 1997. The reported high and the low sales prices have been as follows:

                                                      (Closing Price)
                           Calendar Quarters          High      Low
                           1997, 2nd Quarter         $5.250   $2.500
                           1997, 3rd Quarter         $4.875   $3.250
                           1997, 4th Quarter         $4.875   $4.313
                           1998, 1st Quarter         $4.000   $2.750
                           1998, 2nd Quarter         $2.875   $1.625
                           1998, 3rd Quarter         $2.375   $0.750
                           1998, 4th Quarter         $2.125   $0.313
                           1999, 1st Quarter         $2.250   $1.250
                           1999, 2nd Quarter         $1.250   $0.781
                           1999, 3rd Quarter         $1.125   $0.797
                           1999, 4th Quarter         $12.000  $0.438
                           2000, 1st Quarter         $7.563   $2.625
                           2000, 2nd Quarter         $4.375   $1.438

     Of the 18,165,007 outstanding shares of Common Stock, 3,563,307 shares are held in the United States by approximately 1,200 record holders and 14,601,700 shares are held in Hong Kong by approximately 520 shareholders, one of whom, Dransfield Holdings Limited, a Cayman corporation, owns 5,909,000 shares.


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

     The following table sets forth the average noon exchange rate between Renminbi and U.S. dollars for the periods indicated and is expressed in RMB per U.S. Dollar:

PERIOD            AVERAGE NOON BUYING RATE(1)(2)
------            ------------------------
1989                      3.8149
1990                      4.8175
1991                      5.3431
1992                      5.5309
1993                      5.7769
1994                      8.6402
1995                      8.3700
1996                      8.3389
1997                      8.3193
1998                      8.3008

----------

Source: The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Figures after 1998 are no longer available.

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

Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, HSBC, Standard Chartered Bank and the Bank of China. Under the agreement, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing bank to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of US$1.00 = HK$7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent of U.S. dollars at the fixed rate. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

     The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issue of Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. See "Selected Financial Data" below. The Hong Kong government has stated its intention to maintain the link at that rate. The Hong Kong government has stated that is has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies (including the U.S. dollar). The PRC and the United Kingdom agreed in 1984 pursuant to the Joint Declaration of the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the People's Republic of China on the Question of Hong Kong ("the Joint Declaration") that, after Hong Kong became a special administrative region of the PRC (the "SAR")on July 1, 1997, the Hong Kong dollar will continue to circulate and remain freely convertible. However, no assurance can be given that the SAR government will maintain the link at HK$7.80 to US$1.00, if at all.

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

ITEM 8. SELECTED FINANCIAL DATA.

     The following selected financial data for the five years ended March 31, 2000, are derived from the audited consolidated financial statements of our company and of Dransfield Paper, with whom we merged on February 26, 1997. The data should be read in conjunction with the consolidated financial statements and the related notes, which are included elsewhere in this annual report.

                                                              Years ended March 31,
                                    ----------------------------------------------------------------------
                                      1996        1997       1998        1999         2000         2000
                                    HK$'000     HK$'000     HK$'000     HK$'000    HK$ "000(1)  US$'000(1)
                                    --------    --------    --------    --------   ---------    ----------
Income Statement Data:

Net Sales(2)                         307,047     147,244      54,631       4,812       1,502         193

Income (loss) before interest and
  income taxes and minority           13,443         329      (3,791)     (8,843)     (7,009)       (900)
  interests

Interest income/(expenses),
  net(2)                              (5,603)     (1,810)       (525)       (254)         41           5

Provision for income taxes            (1,391)       (309)       (417)          9          --          --

Income (loss) after income
  taxes but before minority
  interests                            6,449      (1,790)     (4,733)     (9,088)     (6,968)       (895)

Net income (loss)(2)                   5,034         (24)     (4,733)     (9,088)     (6,968)       (895)

Basic net income (loss) per share
  (cents)                                 54         (16)        (39)        (58)        (43)         (6)

                                                      As at March 31,
                           ---------------------------------------------------------------------
                              1996        1997        1998        1999        2000        2000
                            HK$'000     HK$'000     HK$'000     HK$'000   HK$ "000(1)  US$'000(1)
                           ---------   ---------   ---------   ---------  ----------   ---------
Balance Sheet Data:

Fixed assets(3)               57,880     123,161     178,434     186,642     200,909      25,791

Total assets(3)              176,577     209,466     211,277     208,338     224,983      28,881

Long term liabilities(4)      73,459     120,652      53,532      58,359      14,350       1,842

----------

(1) The translation from Hong Kong dollars into U.S. dollars for the 2000 data is at US$1.00 equals HK$7.79, the conversion rate prevailing on March 31, 2000.

(2) For a discussion of the reasons for the significant changes in certain selected financial data between fiscal years 1998, 1999 and 2000, see below, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the subsections thereof as follows: for "Net Sales" in the table above, see "Sales" below; for "Interest income/(expenses), net" above, see "Interest Expense" below; and for "Net income" above, see "Net income" below.

(3) Total assets increased to US$28.8 million in 2000,an increase of US$2.1 million over 1999, which had seen a decrease of US$435,000 over 1998. The 2000 increase of US$2.1 million was mainly attributable to an increase of US$1.8 million in fixed assets, an increase of US$94,000 in inventories and an increase of US$161,000 in deposit for fixed assets. The 1999 decrease of US$435,000 was mainly attributable to an increase of US$1 million in fixed assets, a decrease of US$1.3 million in accounts receivables and a decrease of US$143,000 in inventories.

(4) Long-term liability of US$1.8 million in 2000 is a loan from a related company. Long-term liabilities in 1999 were composed mainly of US$5.7 million owed to the company's parent, Dransfield Holdings Limited and a US$1.8 million loan from a related company.


     The following table sets forth certain information concerning exchange rates between Hong Kong dollars and U.S. dollars for the periods presented, expressed in HK$ per US$:

           Calendar
            Period     Period End    Average      High          Low
         ------------  ----------    -------    ---------     ---------
          1991            7.7800     7.7713     7.8025        7.7155
          1992            7.7430     7.7412     7.7765        7.7237
          1993            7.7280     7.7348     7.7650        7.7230
          1994            7.7375     7.7284     7.7530        7.7225
          1995            7.7323     7.7357     7.7665        7.7300
          1996            7.7345     7.7345     7.7440(1)     7.7310(1)
          1997            7.7495     7.7431
          1998            7.7476     7.7467
          1999,Sep 17     7.7663

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

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.


     The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere see "Financial Statements." All dollar amounts are in Hong Kong dollars unless otherwise noted.

OVERVIEW.

     We had no business until we merged on February 26, 1997, with Dransfield Paper. The financial statements included herein (see "Financial Statements") and the references below to our business operations refer also to Dransfield Paper's financial statements and business operations before the merger, to which we succeeded upon our merger with Dransfield Paper. Certain vertical integration activities (see "Outlook" below) are reflected in the statements of operation and cash flows for the fiscal years ended March 31, 1998, 1999 and 2000.

RESULTS OF OPERATIONS.

     The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the three years in the period ended March 31, 2000:

Year ended March 31                                1998         1999         2000
-------------------                              --------     --------     --------
Sales                                               100.0%       100.0%       100.0%
Cost of sales                                        91.2         90.9        104.7
                                                 --------     --------     --------

Gross margin                                          8.8          9.1         (4.7)
                                                 --------     --------     --------

Selling, general and
  administrative expenses                            18.7        192.8        536.5
Interest expense                                      1.0          5.3         (2.7)
                                                 --------     --------     --------
Other income and expenses, net                       (2.2)         -0-        (74.6)
                                                     17.5        198.1        459.2
                                                 --------     --------     --------
Net loss                                             (8.7)%     (189.0)%     (463.9)%
                                                 --------     --------     --------


SALES.

     Sales for fiscal year 2000 decreased approximately HK$3.3 million (US$423,000) or 69% from the prior year as compared with a decrease of approximately HK$49.8 million (US$6.4 million) or 91% in 1999 over 1998. The decreases were due to further contraction of paper merchanting activities that had been commenced in November 1994 in an effort to obtain experience and establish business contacts for a planned expansion into hygienic paper manufacturing. These paper merchanting activities decreased HK$34.8 million (US$4.5 million), or 87.9%, in 1999 and then decreased HK$4.2 million (US$539,000), or 88% in 2000. There were no sales of the Tempo brand handkerchief for 1999, which represented a decrease of HK$15 million (US$1.9 million) or 100%, over 1998 as compared with a decrease of HK$65 million (US$8.4 million), or 81%, over 1998. Sales of our own manufactured hygienic paper products in fiscal 2000 were approximately HK$905,000 (US$116,000).

Total sales for the first two months of fiscal 2001 is approximately HK$1.1 million (US$141,000).

GROSS MARGIN.

     In fiscal 2000 we incurred a gross loss of HK$70,000 (US$9,000) as compared with a gross margin of HK$436,000 (US$56,000) in 1999. Gross margin decreased by HK$4.4 million (US$568,000) in 1999 or 91% from 1998. The gross loss in 2000 was due to high manufacturing costs resulting from start-up production. The 1999 gross margin increased to 9.1% of sales from 8.8% of sales in 1998. The 1999 increase from the 1998 level was due to the sales of our paper merchanting division being achieved at higher margin.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

     Selling, general and administrative expenses for fiscal 2000 decreased by HK$1.2 million (US$154,000) or 13% below 1999. In 1999 these expenses decreased by HK$143,000 (US$21,000) or 1.5% below 1998. The 2000 decreases were due to a further reduction in the paper merchanting business.

INTEREST EXPENSE, NET.

     The interest income of HK$41,000 (US$5,000) in 2000 was interest earned from time deposit of capital fund raised through new issue of common stock. The net interest expenses of HK$254,000 (US$33,000) in 1999 and HK$525,000 (US$68,000) in 1998 were attributable mainly to the financing of the Company's paper merchanting activities. Currently the company has no interest bearing liabilities.

NET INCOME.

     We had a net loss of HK$6.9 million (US$895,000)in 2000 compared with a net loss of 9 million (US$1.2 million) in 1999 and a net loss of HK$4.7 million (US$612,000) in 1998. HK$5.2 million (US$667,000) of the 2000 net loss were due to

o    a loss of HK$827,000 (US$106,000) in the paper merchanting division,

o    HK$873,000 (US$112,000) in corporate expenses,

Items not affecting cash flow:

o HK$2.3 million (US$295,000) in amortization and depreciation of land and building, factory and machinery of our Conghua converting plant during the year,

o    HK$616,000 (US$79,000) increase in provision for inventories, and

o    HK$624,000 (US$80,000) amortization of employee stock option expenses.

The 1999 net loss was mainly due to

o    a loss of HK$3.9 million (US$510,000) in the paper merchanting division,

o    HK$630,000 (US$81,000) in corporate expenses,

Items not affecting cash flow:

o HK$2.8 million (US$359,000) in amortization and depreciation of land and building, factory and machinery of our Conghua converting plant during the year, and

o    HK$939,000 (US$121,000) amortization of employee stock option expenses.

The 1998 loss was mainly due to a loss of HK$832,000 (US$108,000) in the paper merchanting division, the cost of HK$644,000 (US$83,000) in corporate promotion expenses, the cost of HK$200,000 (US$26,000) in production of the first annual report after listing on NASDAQ, the cost of HK$650,000 (US$84,000) in product development and testing, and the cost of HK$1.2 million (US$155,000) amortization of employee stock option expenses.

BALANCE SHEET ITEMS.

     Significant changes in several balance sheet items occurred from 1999 to 2000, in particular accounts receivable, inventories, fixed assets, and shareholders' equity. These changes reflect -

o the reduction of the company's operations of the high-volume, large-inventory, and low-gross-margin paper merchanting activities,

o the increase in fixed assets from HK$186.6 million (US$24.1 million) in 1999 to HK$200.9 million (US$25.8 million) in 2000, reflecting the construction works carried out for Paper Mill Nos. 1 and 2,

o the issuance of 1,674,787 shares of common stock in exchange for the cancellation of HK$46.4 million (US$6 million) in amounts owed to our parent company, Dransfield Holdings,

o the issuance of 438,138 shares of common stock for HK$7.8 million (US$1 million) in cash,

o the issuance of 218,232 shares of common stock in exchange for services rendered and the acquisition of construction works in Mill Nos. 1 and 2 amounting to HK$11.8 million (US$1.5 million), and

o the issuance of 248,850 shares of common stock to employees on the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES.

     We had negative cash flows from operations of HK$2.7 million (US$351,000) in 2000 and had positive cash flows from operations of HK$6.4 million (US$831,000) in 1999 and HK$19.2 million (US$2.5 million) in 1998. The 2000 negative performance was due to an increase in inventories of HK$0.7 million (US$94,000) and a decrease in accounts payable of HK$506,000 (US$65,000). The 1999 towards fiscal year end positive performance was due to a decrease in accounts receivable of HK$10.2 million (US$1.3 million) and a decrease in inventories of HK$1.1 million (US$143,000). The 1998 positive performance was due to a decrease in accounts receivable of HK$4.1 million (US$528,000), a decrease in inventories of HK$9.9 million (US$1.3 million) and the net decrease of amounts due from fellow subsidiaries to HK$16 million (US$2 million). Our additions of fixed assets for our planned paper business expansion reduced our cash flow by HK$6.8 million (US$873,000) in 2000, HK$3.1 million (US$405,000) in 1999 and HK$4.5 million (US$582,000) in 1998.

     Fiscal 1998 saw a reduction of HK$16.7 million (US$2.2 million) in bank loans and overdrafts and a receipt of HK$5.8 million (US$750,000) from new issues of common stock. Fiscal 1999 saw a repayment of HK$4.1 million (US$533,000) of loans made to us by our parent company. Fiscal 2000 saw a receipt of HK$13.1 million (US$1.7 million) from new issues of common stock, a repayment of HK$2.4 million (US$311,000) of a loan from a minority shareholder and a repayment of HK$0.7 million (US$87,000) of loans made to us by our parent company. Significant capital expenditures have been both made and committed with respect to the acquisition, refurbishment, and installation of equipment, land and buildings for the company's planned paper business expansion.

     Additional capital expenditures of HK$86 million (US$11 million) must be made to complete the first two paper mills, and additional capital expenditures of approximately HK$194 million (US$25 million), not yet obtained or committed, must be made to complete our proposed third and fourth paper mills, as follows:

                                                                US$000s
                                            ------------------------------------------
                                                              To Be
Capital Requirement                         Purchased         Purchased         Timing
-------------------                         ---------         ---------         ------
MILL NO. 1:
Used Deink Line (Belgium)                                                       Apr 96
Used Paper Making Machine (USA)                                                 Nov 96-Apr 97
Used Paper Converting (USA, Japan)                                              Jan 96
Land & Building (USA)                                                           Jan 95-Oct 95
                                            ---------
         Sub-Total                          $  13,789
New Auxiliary Equipment (China)                               $   3,800         Apr 00-Jul 01
New Environmental Control
  Equipment (China/USA)                                             158         Apr 00-Jul 01

Infrastructure (China)                          1,211             1,966         Apr 00-Jul 01
                                            ----------        ---------
         Sub-Total                          $   15,000        $   5,924

MILL NO. 2:
Used Deink Line (USA)                                                           Jan 96
Used Paper Making Machine (Belgium)                                             Jan 96
Used Paper Converting (USA, Japan)                                              Apr 96
Land & Building (USA)                                                           Sep 96-Dec 97
                                            ---------
         Sub-Total                          $   8,211
New Auxiliary Equipment (China)                               $   3,750         Apr 00-Apr 01

New Environmental Control
  Equipment (China/USA)                                             206         Apr 00-Apr 01
Infrastructure (China)                           1,452            1,320         Apr 00-Apr 01
                                            ----------        ---------
         Sub-Total                          $    9,663        $   5,276

MILL NO. 3:
Used Paper Making Machine                   $    1,000                          Nov 96-Apr 97
                                            ----------
(USA)
         Sub-Total                          $    1,000

MILL NO. 4:
Used Paper Making Machine                   $    1,000                          Nov 96-Apr 97
                                            ----------
(USA)
         Sub-Total                          $    1,000
                                            ----------        ---------
                 TOTAL                      $   26,663        $  11,200

     The source of funds for these capital expenditures for Paper Mill Nos. 1 and 2 was as follows:

     o $10 million advance from parent, Dransfield Holdings in November 1996 and April 1997,

     o $6.5 million advance from Dransfield Holdings from January through August 1997,

     o $6.5 million advance from Dransfield Holdings from September 1997 through March 1998,

     o $1.0 million advance from Dransfield Holdings from April 1998 through March 1999,

     o $1.5 million by the issuance of common stock to contractors from April 1999 through March 2000, and

     o $1.2 million advance from Dransfield Holdings from April 1999 through March 2000.

     The proposed sources of funds for Paper Mill Nos. 3 and 4 are as follows:

     o $25 million by March 2003 from the sale of shares of the company in a rights offering with standby underwriters, and

     o    profits generated from Mills No.1 and No.2.

     Of the advances from Dransfield Holdings to complete Paper Mills Nos. 1 and 2, $5 million were converted into common stock of the company in May 1997 at $5 a share. $4.2 million were converted into common stock of the company in September 1997 at $4.25 per share, $4.5 million were converted into common stock of the company in March 1998 at $4.50 per share, $147,000 were converted into common stock of the company in November 1999 at $7 per share and $5.8 million were converted into common stock of the company in February 2000 at $3.51 per share. The proposed source of funds for Plant Nos. 3 and 4 would involve the issuance of equity securities and, accordingly, represent potential dilution to our shareholders.

THE YEAR 2000 PROBLEM.

     Our company, our parent company, and its other affiliates have fully recognized the importance of the Year 2000 problem, which arises from computer hardware and software systems using two digits to represent the year. The problem may cause uncertainty, unreliability or disruption to the operations of a company during several key dates. We understand the term "Year 2000 Compliant" to mean the elimination of these problems.

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

     We believe that this project is completed. Besides installing and activating a new telephone system and accounting and trading software, our parent company is replacing our computer hardware. Our parent company has completed the installation of its new Year 2000 compliant local area network
(LAN) servers at its head office and at its Victorison Tradeport in Shenzhen, China. In addition, all mission-critical computer workstations in our parent company's head office and in the Victorison Tradeport have been upgraded with Year 2000 compliant workstations and productivity software. Other workstations that are not mission-critical are being upgraded. Certain operational software which is not mission-critical is also being replaced with Year 2000 compliant software written, implemented and tested on an in-house basis. Delivery, implementation and testing of this software are in the final stage of completion.

             TABLE SHOWING DF CHINA TECHNOLOGY INC.'S SUBSIDIARIES

1.  DF CHINA TECHNOLOGY INC. (new name effective 3-28-00.  Previous name:
    Dransfield China Paper Corporation. Incorporated in British Virgin Islands)

    1.1. DF CHINA TECHNOLOGY INC. owns 100% of DRANSFIELD CHINA PAPER CORPORATION (Cayman Islands corporation).

      Paper mills in China:
           Enzymatic deinking of waste paper
           Paper making into jumbo rolls
           Converts jumbo rolls into paper products

    1.2. DF CHINA TECHNOLOGY INC. owns 80% of DRANSFIELD CYBER INC. (Cayman Islands corporation).

     1.2.1. DRANSFIELD CYBER INC. owns 85% of DFtradelink.com INC. (Cayman Islands corporation) (1)

      Distribution (Logistics)
      E-Commerce B to B
      Domain expertise (in house):
           Paper
           Consumer electronics
           Apparel
           Toiletries
           Food and beverages

     1.2.2. DRANSFIELD CYBER INC. owns 55% of E-NET BOX INC. (Cayman Islands corporation) (1)

      Set-Top-Box technology
      Ad-based E-Commerce B to C

     1.2.3. DRANSFIELD CYBER INC. has agreed to purchase, subject to due
            diligence, a 28.9% interest in VISIONSOFT INC.   (Cayman Islands
            corporation)

       1.2.3.1. VISIONSOFT INC. owns 90% of TIANJIN 3D IMAGE TECHNIQUE CO. LTD. (People's Republic of China corporation)

                 Manufacturing and marketing of products using 3-D technology

Note:
(1) Participation in these ventures is to accelerate market penetration, at the least cost, with adequate resources to fulfil orders.

OUTLOOK.

     The statements contained in this Outlook are based on current expectations. These statements are forward looking, and actual results may vary materially.

     We are building a vertically-integrated, multi-product, consumer hygienic paper manufacturing and distribution business. Planning for the development of this business began in 1993. We made business contacts in the buying and selling of unfinished paper and established business alliances for two plants in China. Material capital expenditures were both committed and made, and the first two paper converting plants are now operational.

     During 1998 we began working with a number of local Chinese paper mills, sharing our specialized technical knowledge of market recycled pulps. Although China has initiated a number of reforestation programs, the country is unlikely ever to become self-sufficient in wood fiber and must import it from world markets. We believe we are unique in China in our ability to help local mills purchase imported market recycled pulp made from wood fiber, and combine it with local, non-wood fiber to produce an improved grade of pulp that is a good-quality and cost-effective substitute for imported virgin pulp.

     Our vertical integration plans embrace the following activities, one of which is operational. All others are still in the development stage:

     o Recycled pulp production. We will process waste paper into recycled pulp. Until we need all the recycled pulp for our own further processing, we will offer approximately half of what we produce for sale to other paper mills in China and will use the balance in our own paper making operation.

     o Paper making. We will employ our paper making machines to process recycled pulp into jumbo rolls. Until we need all the jumbo rolls for our own further processing, we will offer approximately half of what we produce for sale to other companies in China with paper converting plants and will use the balance in our own paper converting plants.

     o Paper converting. We are now converting jumbo rolls of paper into finished paper products, such as bathroom tissue, facial tissue, napkins and handkerchiefs, which are packaged and distributed to customers.

We estimate the net operating margins in these divisions will be as follows:

               Division                            Net Operating Margin
               -----------------------             --------------------
               Recycle pulp production                  10 to 15%
               Paper making                             10 to 16%
               Paper converting                         11 to 21%

     TIMING OF THE EXPANSION. Phase I of our business expansion is the completion of Paper Mills Nos. 1 and 2. Phase II of our long-term growth plan involves constructing two more paper mills, one in the Tianjin region in northern China and another in the Sichuan Province in western China. We will only begin Phase II when Phase I begins to achieve our targeted financial results and after we have demonstrated that we can apply the knowledge and experience gained in building Paper Mill Nos. 1 and 2 to construct the third and fourth mills with maximum speed and efficiency. The projected dates for the completion and commencement of operations of each of the four mills are as follows:


                                             Recycled Pulp              Paper                 Paper
                                               Production               Making             Converting
                                             -------------          --------------         -----------
Phase 1:  Under construction

  Paper Mill No. 1                           April 2001             September 2001         Operational
  Paper Mill No. 2                           February 2000          July 2001              Operational

Phase 2:  Planned.  Not under construction
  Paper Mill No. 3                           March 2003             March 2003             March 2003
  Paper Mill No. 4                           March 2004             March 2004             March 2004

     PAPER MILL NO. 1. Our company invested US$6 million in establishing a paper conversion plant, a conference center, and a research and development center in Conghua county in the city of Guangzhou, Guangdong Province in southern China. The paper conversion plant tested production and came on stream in August 1997 and now converts jumbo rolls of paper into toilet tissue, paper handkerchiefs, napkins and facial tissue. Its maximum capacity is approximately 1,200 metric tons per month. The plant will also serve as a training and research and development center to develop our paper business throughout China. An expert plant manager with 30 years' experience was brought from the U.S. to manage and supervise this plant and to develop a capable production team to spearhead our expansion. He has completed his mission and retired, but remains as a consultant to the company.

     Distribution of paper products from the paper converting plant commenced in August 1997 under our own brand name, DF. These products are being marketed primarily in Hong Kong and Southern China. In June 1998, we recruited a 20-year veteran of the converting business to be responsible for marketing jumbo rolls, finished goods and our newly introduced away-from-home products to overseas markets.

     A used deinking plant for recycled pulp production was purchased in Belgium, dismantled, shipped to China in May 1996, and is planned to begin operations within eight months of receipt of required funding of about US$5 million. This plant has output capacity of approximately 90 metric tons per day. The targeted customers for half of the recycled pulp production of this plant are located in the Pearl River delta area, which is within eight miles of the mill and represents current annual customer demand exceeding 800,000 metric tons.

     We will invest a total of approximately US$11.1 million for the deinking and paper-making plants, both of which will be 100% owned by us.

     To develop a reliable interim supply of quality tissue paper for our converting facility, we have signed a number of contracts, described in Item 1, with small local mills in Guangdong Province, which will supply our converting facility with medium- and low-grade tissue paper. In all cases, we will be providing the technical expertise and supervision to ensure the quality and consistency of the tissue paper.

     Once funding is obtained to complete our own mill, we expect to adhere to the following timetable: Completion of infrastructure, four months; completion of deinking facility within a further four months; and completion of paper mill with in four months after that.

         PAPER MILL NO. 2. We expect to invest a total of approximately US$13 million for a 60% controlling voting interest and a 48% equity interest in a paper mill, called Paper Mill No. 2, to be established in the city of Jiangyin in Jiangsu Province, 90 minutes west of Shanghai, China. Paper Mill No. 2 is owned by a Sino-foreign equity joint venture of our company, Jiangsu Huaxi Holdings Corporation and Broadsino Investment Company Ltd., as described under
Item 2.

     Originally, the Chinese partners were to contribute a 12,000-kilowatt-hour, coal-fired, power plant for their 40% interest in the joint venture. However, there is now an adequate supply of electricity in the area where the factory is situated, and negotiations to exclude the power plant in the joint venture were completed in July 1999. We believe we are in a position to develop and operate the factory on the strength of our own management.

     A further agreement was reached with our joint venture partner under which the equity joint venture will be converted into a foreign company wholly owned by Dransfield Broadsino Paper Holdings Ltd. We will shortly commence discussion with Broadsino Investment Company Limited with a view to acquiring the 20% equity held by Broadsino in Dransfield Broadsino Paper Holdings Ltd. Upon successful negotiation and completion, we will be the sole owners of Paper Mill No. 2. Conversion to a wholly-owned foreign company with the sole operation being the manufacture of paper products will enable us to focus on our investment.

     The converting facility at Paper Mill No. 2 in Huaxi, Jiangsu Province, was commissioned in July 1999 and is now in test production. Pending completion of our own recycled pulp production and paper making plant, we will be obtaining an interim supply of medium- and low-grade tissue paper for our converting facility from a number of small local mills with which we have contracted to manage production, as described under Item 1.

     Once our deinking and paper mill plants are completed, we will purchase unsorted office waste directly from U.S. suppliers such as Weyerhaeuser, Smurfit, Allan & Co., etc. We will also make use of other grades of waste paper to reduce our cost of production.

     A used 120-metric-tons-per-day deinking plant for recycled pulp production has been purchased from Georgia Pacific Company in the U.S., and a used 28-metric-tons-per-day paper making plant has been purchased from VPK in Belgium. The machines arrived in China in May and July 1996.

     At first, we estimate we will use less than half of the 120-metric-tons-per-day recycled pulp production in Paper Mill No. 2's own tissue paper plant. Until we need it for our own end products, we will offer for sale more than half of the production to other paper mills in Jiangsu and Zhejiang Provinces, which have an annual demand of 1,400,000 metric tons.

     We expect to complete infrastructure construction in May 2000, with completion of the de-inking facility to follow four months later, and completion of the paper mill three months after that.

         PAPER MILLS NO. 3 AND 4. Eventually we plan to assemble and operate two additional integrated paper mills -- that is, plants for recycled pulp production, paper making, and paper conversion -- one in northern China in the Tianjin area, and the other in western China in Sichuan Province. These two paper mills will be installed after the first two mills, now under construction, are operational. Subject to funding and satisfactory operation of Mills No. 1 and 2, our plans envision the commencement of full operations at Paper Mills No. 3 and 4 by the last quarter of fiscal 2004. Considerable equipment has already been acquired for the paper making and conversion plants for Paper Mills No. 3 and No. 4.

     As stated earlier, our plans include recycling waste paper into pulp, which is against the trend in China of importing virgin fiber. The following table shows the present annual demand for recycled pulp and jumbo rolls, in the areas to be served by our four planned paper mills, and the expected annual production of the mills:

                                                                      The Company's
                                                                         Planned
                                                                         Maximum
                                                       Potential      Production
                                                       Demand         (Recycled Pulp)
         Phase I   Province/City                       (Metric Tons)  (Metric Tons)
         --------  -------------                       -------------  -------------
         No. 1     Guangdong Province                       861,022      100,000*
         No. 2     Jiangsu Province                         767,050       72,000
         No. 2     Zhejiang Province                        679,100
         No. 2     Shanghai Municipality                    234,547
                                                         ----------   ----------
                         Total                            2,541,719      172,000

                                                                      The Company's
                                                                         Planned
                                                                         Maximum
                                                       Potential      Production
                                                       Demand         (Recycled Pulp)
         Phase II  Province/City                       (Metric Tons)  (Metric Tons)
         --------  -------------                       -------------  -------------
         No. 3     Tianjin Municipality                     221,400       60,000
         No. 3     Beijing Municipality                     101,000
         No. 3     Heibei Province                          128,000
         No. 4     Sichuan Province                         238,750       60,000
                                                         ----------   ----------
                         Total                              689,150      120,000

     * includes 40,000 metric tons from Jiangmen Paper Mill


     Our planned production represents only 4% of the annual requirements of the targeted markets.

     Over recent years the price of virgin pulp has ranged from US$390 to US$960 a metric ton. The price of office waste paper in the U.S. has ranged from US$20 to US$250 a metric ton. For example, prices in April 1999 were US$510 (cost and freight from U.S. West Coast to China) for virgin pulp plus 1% duty, compared with US$110 (cost, freight and duty) for office waste paper. Recycling costs in China are estimated to average US$200 per metric ton and not to exceed US$250 per ton. There is little market recycled fiber in China, and what there is sells at prices 5 to 10% lower than virgin fiber prices.

     With reference to the volatility of the prices of virgin pulp and office waste paper, the table below suggests, pro forma, how our planned integrated facilities would dampen the effects of price volatility with respect to profit margins:

                                                  (US$ per Metric Ton)
                                                         March
                              1996        1997           1998            1999           2000
                            --------    --------       --------        --------       --------
1.   Virgin Pulp Cost       $    390    $   520        $    500        $    510       $    640

2.   Secondary Fiber
     -Raw Material
     (Office Waste)         $  20-70    $30-100        $ 30-100        $ 30-100       $ 50-150
     -Freight Cost                80         50              35              35             25
     -Processing Cost
     (Average)                   200        200             200             200            200
                            --------    --------       --------        --------       --------
                            $300-350    $280-350       $265-335        $265-335       $275-375

3.   Profit Margin
     -Recycled Pulp(1)      Low         Medium         Medium          Medium         Medium
     -Jumbo Roll(1)         Low         Medium         Medium          Medium         Medium
     -Finished Products     High        Medium         Medium          Medium         Medium

----------

(1) Until needed for our own production of consumer hygienic paper products, approximately half of this production is planned to be available for sale to other paper mills in China.

     From mid-1994 through March 2000, the price of virgin pulp experienced the most volatility in the last 30 years.


MARKETING AND DISTRIBUTION.

     Our personal hygienic paper products are marketed by franchised distribution agents primarily in Hong Kong and Southern China, and via the company's business-to-business e-commerce platform joint venture to retailers in China. In June 1998, we recruited a 20-year veteran of the converting business to be responsible for marketing jumbo rolls, finished goods and our newly introduced away-from-home products to overseas markets, including Macau and Taiwan.

E-COMMERCE PLATFORM.

          By establishing a business-to-business (B2B) e-commerce platform in 2000, we took an important step in our effort to increase penetration of the domestic market in China and bring cost-efficient delivery to our customers. Called DF Tradelink.com, Inc., the platform is a 50-50 joint venture with DFCT major shareholder, Dransfield Holdings Limited. The goal of DF Tradelink.com, Inc., is to become a dominant B2B marketplace for Chinese businesses dealing with one another in China as well as with foreign buyers and sellers. The initial customer target will be China's grass roots retailers for whom a B2B platform can expand product offerings and deliver cost savings. A soft launch of DF Tradelink.com is expected before year-end 2001.

          In a related undertaking, DFCT is also participating in a joint venture to create E-Net Box Inc., a company that will provide set-top boxes to access the new B2B platform. A set-top box connects users with service providers via a box placed on top of a television set; messages appear on a television screen. E-Net Box has a number of innovative features and costs much less than a PC. A five-year plan calls for placing more than one million set-top boxes in retail outlets across China.

          We recognize that initial volume in B2B e-commerce will be small. To protect shareholders' interests, we have chosen an approach that is unique to China, one that we expect will hasten the profitability of the venture. We will use e-commerce in support of our conventional trading, not to replace it. Instead of relying on transaction fees, we expect to generate income by charging a fee for use of our set-top boxes and for technical information provided by us.


     OUR PRESENT POSTURE.

     Our paper converting facility in Plant No. 1 is in operation and is making our own DF-branded products. We are producing five products for distribution. The mill output for each product is initially set as follows:

Product                             Approximate Percentage
-------                             ----------------------
Paper handkerchiefs                             9%
Tissues                                        26%
Napkins                                        14%
Toilet rolls                                   40%
Away-from-home products                        10%

     We anticipate that our gross margins on sales will be greater than the margins we received distributing Proctor & Gamble's manufactured Tempo-brand paper handkerchief. Further, we will be distributing five products, not one. The equipment for Plant No. 2's paper converting facility was commissioned in July 1999 and is now in test production.

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

TABLE SHOWING IMPACT OF CLOSE TO 50% DEVALUATION OF THE RENMINBI


Exchange               BEFORE DEVALUATION                 AFTER DEVALUATION            COST DIFFERENCE
Rate US$1 =                 RMB 8.32                           RMB 12.00                PER METRIC TON
                  ---------------------------       ------------------------------     ---------------
                  Our Mill        Other Mills       Our Mill          Other Mills
                  --------        -----------       --------          -----------
Imported cost
per metric
ton, say          US$  150         US$  400         US$  150           US$  400

Renminbi
Equivalent        RMB1,248         RMB3,328         RMB1,800           RMB4,800

Our cost
advantage over
competitors       RMB2,080                                             RMB3,000         RMB  920

US$ difference using the devalued exchange rate                                         US$   76

ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY.

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

     Set forth below are the names, and terms of office of each of the directors, executive officers and significant employees of the company and a description of the business experience of each.

                                                                 Office
                                                                 Held           Term of
         Person                       Office                     Since          Office(1)
         ------                       ------                     --------       ---------
Horace YAO Yee Cheong, 54     Deputy Chairman                    Apr 1994       Apr 2001
                              and Chief Executive
                              Officer

Warren MA Kwok Hung, 43       Treasurer and                      Apr 1994       Apr 2001
                              Secretary, Director

Andy PANG Kwong Wah, 55       Director-Converting                Jan 2000       Apr 2001
                              Operation

Francis NG Ah Ba, 52          Director                           Jun 1998       Apr 2001

Kenneth MAK Kar Shun, 43      Director                           Apr 2000       Apr 2001

Thomas J. KENAN, 68           Director                           Mar 1997       Apr 2001

Kurt W. Krause, 55            Director                           Apr 1997       Apr 2001

Professor Li Chang, 42        Director                           Aug 2000       Apr 2001

James MADISON, 50             General Manager                    May 1996       May 2000
                              of Pulp
                              and Paper; now a
                              Consultant

CHOW Yeung Chee, 59           Plant Manager of                   Jan 1996       Apr 2001
                              Guangzhou Dransfield
                              Paper Ltd.

Manuel ALVAREZ, 64            General Manager                    Apr 1995       Dec 1999
                              of paper converting
                              operations; now a
                              Consultant

CHEN Shu Hen, 46              General Manager of                 Apr 1997       Apr 2001
                              Paper Mill No.1

JIA Yu Qiu, 36                Plant Manager                      Apr 1997       Apr 2001

Mou Wai Kim, 43               General Manager of                 Mar 2000       Apr 2001
                              Marketing & Sales
                              -Domestic Market

Dela LI Siu Yin, 38           Finance Manager                    Sep 2000       Apr 2001

Frank GUO, 26                 Marketing Manager of               Sep 2000       Apr 2001
                              E-Net Box Inc.

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

     ANDY PANG KWONG WAH. Mr. Pang is Chief Operating Officer of our paper operation. He has extensive experience in finance and administration, business and general management. Prior to joining Dransfield, he was Assistant Managing Director of Yee Tung Garment Co. Ltd. He holds a master's of business of administration degree from the University of Southern California, U.S.A.

     FRANCIS NG AH BA. Mr. Ng was a founder of Mearl Paper Industries Sdn. Bhd., in Malaysia and has more than 20 years of experience in the paper industry. He holds a diploma in Management Development from the

ASEAN Institute of Management in the Philippines.

     KENNETH MAK KAR SHUN. Mr. Mak is Director of Research & Development of E-Net Box Inc. He has over 20 years of experience in engineering and research and development in Europe, Middle East and Asia. He holds a B.Sc. degree in Electrical Engineering from University of Alberta, Canada.



NONEXECUTIVE DIRECTORS.

     THOMAS J. KENAN. Mr. Kenan has 36 years experience as a practicing attorney in the United States, primarily in securities, corporation, and business reorganization law. He holds a master's of comparative laws degree from New York University.

     KURT W. KRAUSE Mr. Krause is a founder and the president of Beverage Marketing Company, Inc., a US-based company specializing in the food and beverage industry. He has more than 30 years of experience in the industry, having been national sales manager of Pabst Brewing Company and a consultant to leading German breweries and American and Canadian spring water companies. He holds a BA degree from the University of Nebraska.

     PROFESSOR LI CHANG. Professor Li is a founder and the CEO of Tianjin 3D Lab and Tianjin 3D Image Technique Co., Ltd. He has been involved in research and development of 3D imaging technology for over 18 years. He holds 52 patents and has received numerous international awards for his inventions. He is the Director of Ph.D. Post Graduate Studies at the Civil Aviation University of China, Vice Chairman of National Inventors Association and National Specialist of Engineering and Technology. In 1998, he received an Inventor's Gold Medal from the Chief Executive of Hong Kong Special Administrative Region.


SENIOR EXECUTIVES.

     JAMES MADISON. Mr. Madison has more than 25 years experience in tissue paper making and converting. He holds a bachelor of science degree in mechanical engineering from a university in the U.S. Mr. Madison completed his initial contract as general manager of pulp and paper with DFCT and continues as a consultant to the company.

     CHOW YEUNG CHEE. Mr. Chow has more than 32 years experience chemical engineering and managing manufacturing plants. He has a bachelor of science degree in chemistry.

     MANUEL ALVAREZ. Mr. Alvarez has more than 30 years experience in the paper converting business in the U.S. Prior to joining the Group, he was the Vice President of Production of a major paper company in the U.S. He joined DFCT to develop capable production team to spearhead our expansion.

He has completed his mission and retired, but remains as a consultant to the company.

     CHEN SHU HAN Mr. Chen is General Manager of Paper Mill No. 1 (Xinhui, Guangdong Province). Prior to joining our company, he was the General Manager of Xinhui City Jiangyuan Trading Development Corporation. Mr. Chen graduated from Jiangmen Wu-Yi University

     JIA YU QIU Mr. Jia is a Plant Manager for DFCT. He has worked in the paper industry in China since completing his studies at Northwest Institute of Light Industry. Most recently he was the General Manager for Yangzhou Zhonghua Paper Co. Ltd.

     MOU WAI KIM Mr. Mou was a founder of Wei Bao, a paper mill in Xinhui. He has engaged in the paper trading business for 20 years and has extensive experience in doing business in the PRC, including Chuhai, Xinhui and Wunan.

     DELA LI SIU YIN Ms. Li has over 15 years of practical experience in the accounting profession, with more than 7 years of exposure with various listed companies in Hong Kong. She is a fellow member of the Association of Chartered Certified Accountants and an Associate of Hong Kong Society of Accountants.

     FRANK GUO Mr. Guo graduated from Commerce University of China in 1995. Before joining the company, Mr. Guo spent 5 years in charge of the regional business of an electronic consumer company.



ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

     The directors and officers of our company received from it and its subsidiaries an aggregate of US$454,825 of compensation in the last fiscal year for their services in all capacities. There are no present plans, arrangements, or understandings concerning any change in compensation for them. Our company has no pension, retirement or similar benefits for directors and officers pursuant to a plan contributed to by our company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY.

     WARRANTS. Our company has no outstanding warrants as of May 31, 2000.

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




     Changes in the stock options granted under the Plan during the year are as follows:

                                                      Exercise Price
Number of Options                      $2.8          $3.67       $4.05         Total
-----------------                    --------      --------     --------     --------
Balance outstanding at
  Mar 31, 1999                        510,000            --           --      510,000

Options granted on
  Jan 3, 2000                              --            --      465,000      465,000

Options granted on
  Mar 4, 2000                              --       188,000           --      188,000

Options cancelled during year
  Upon termination of employment      (31,000)           --           --      (31,000)

Options exercised during year        (248,850)           --           --     (248,850)
                                     --------      --------     --------     --------
Balance outstanding at
  Mar 31, 2000                        230,150       188,000      465,000      883,150
                                     ========      ========     ========     ========

Subsequent to the balance sheet date, 30,000 stock options were granted on May 17, 2000 at an exercise price of $4.375. As of May 30, 2000, 666,600 options are held by directors and officers of the company.

On June 20, 2000, the Board of Directors invited the grantees of share options issued between January and May 2000 to surrender their share options by June 30, 2000. The Board authorized the Company Secretary to exchange the shares surrendered by the same number of shares by granting a new share option at US$1.75 per share, being the market closing price of the Company's shares on June 19, 2000.


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

ITEM 17. FINANCIAL STATEMENTS.

         The financial statements of the Company appear as follows

         Report of Independent Auditors                                                  F-1
          Consolidated Balance Sheets as of March 31, 1999 and
                 March 31, 2000                                                          F-2
          Consolidated Statements of Operations for the years ended
                 March 31, 1998, March 31, 1999, and March 31, 2000                      F-3
          Consolidated Statements of Cash Flows for the years ended
                 March 31, 1998, March 31, 1999, and March 31, 2000                      F-4
          Consolidated Statements of Changes in Shareholders' Equity
                 for the years ended March 31, 1998, March 31, 1999,
                 and March 31, 2000                                                      F-5
         Notes to Consolidated Financial Statements                                      F-7

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
DF China Technology Inc.
(Formerly Dransfield China Paper Corporation)
(Incorporated in the British Virgin Islands with limited liability)


         We have audited the accompanying consolidated balance sheets of DF China Technology Inc. and subsidiaries (hereinafter aggregately referred as the "Group") as of March 31, 1999 and 2000 and the related statements of operations, cash flows and changes in shareholders' equity for each of the years in the three-year period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at March 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ernst & Young

Ernst & Young

Hong Kong
August 1, 2000

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 1999 and 2000

       (Amounts in thousands, except number of shares and per share data)

                                                   Notes       2000            2000            1999
                                                                US$             HK$             HK$
                                                            ----------      ----------      ----------
ASSETS
Current assets
    Cash and bank balances                                         220           1,710           1,203
    Accounts receivable, net                         6               5              41             430
    Inventories, net                                 7             275           2,147           1,415
    Prepayments and other receivables                              146           1,137             863
    Income tax recoverable                                          12              92              92
                                                            ----------      ----------      ----------
Total current assets                                               658           5,127           4,003
Fixed assets                                         8          25,791         200,909         186,642
Loan to a related company                            9           1,842          14,350          14,350
Deposit for fixed assets                                           564           4,397           3,143
Other assets                                                        26             200             200
                                                            ----------      ----------      ----------

                                                                28,881         224,983         208,338
                                                            ==========      ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                 8              65             571
    Accrued liabilities                                            497           3,870           1,527
    Due to a former minority shareholder            12              --              --           2,421
                                                            ----------      ----------      ----------
Total current liabilities                                          505           3,935           4,519
Due to holding company                              13              --              --          44,009
Loan from a related company                          9           1,842          14,350          14,350
                                                            ----------      ----------      ----------
                                                                 2,347          18,285          62,878
Shareholders' equity:
Common stock, no par value,
    40,000,000 shares authorized;
    18,165,007 issued, (1999: 15,585,000)                       28,883         225,001         153,584
    Unpaid subscription receivable                                (492)         (3,835)             --
                                                            ----------      ----------      ----------
                                                                28,391         221,166         153,584
Contributed surplus                                 23             549           4,277           3,653
Accumulated deficit                                             (2,406)        (18,745)        (11,777)
                                                            ----------      ----------      ----------
Total shareholders' equity                                      26,534         206,698         145,460
                                                            ----------      ----------      ----------

Total liabilities and shareholders' equity                      28,881         224,983         208,338
                                                            ==========      ==========      ==========


                The accompanying notes form an integral part of
                    these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
      FOR THE YEARS ENDED MARCH 31, 1998, MARCH 31, 1999 AND MARCH 31, 2000

       (Amounts in thousands, except number of shares and per share data)

                                                     Notes      2000            2000            1999            1998
                                                                 US$             HK$             HK$             HK$
                                                             ----------      ----------      ----------      ----------
Net sales:
    Distribution of hygienic paper products
       -fellow subsidiaries                           15             --              --              --          14,992
    Paper merchanting
         -third parties                                              77             597           4,812          39,639
    Paper manufacturing
         -third parties                                              48             373              --              --
         -fellow subsidiaries                         15             68             532              --              --
                                                             ----------      ----------      ----------      ----------
                                                                    193           1,502           4,812          54,631

Cost of sales:
    Hygienic paper products                                        (127)           (989)             --         (12,935)
    Other paper products                                            (75)           (583)         (4,376)        (36,870)
                                                             ----------      ----------      ----------      ----------
                                                                   (202)         (1,572)         (4,376)        (49,805)
Gross profit/(loss)                                                  (9)            (70)            436           4,826
Consulting services income                                          132           1,026              --              --
Selling, general and administrative expenses           3
    - third parties                                                (866)         (6,744)         (7,222)         (7,319)
    - fellow subsidiaries                             15           (169)         (1,315)         (2,057)         (2,103)
                                                             ----------      ----------      ----------      ----------
                                                                 (1,035)         (8,059)         (9,279)         (9,422)

Interest income                                                       5              41              --              12
Interest expense                                      10             --              --            (254)           (537)
Loss on disposal of subsidiaries                      11             --              --              --            (406)
Other income, net                                                    12              94              --              16
Compensation from a supplier                          19             --              --              --           1,195
                                                             ----------      ----------      ----------      ----------

Loss before income taxes                                           (895)         (6,968)         (9,097)         (4,316)

Provision for income taxes:                            5
    - Current                                                        --              --               9             100
    - Deferred                                                       --              --              --            (517)
                                                             ----------      ----------      ----------      ----------
                                                                     --              --               9            (417)
                                                             ----------      ----------      ----------      ----------

Net loss                                                           (895)         (6,968)         (9,088)         (4,733)
                                                             ==========      ==========      ==========      ==========

Basic and diluted net loss per share (cents)           2             (6)            (43)            (58)            (39)
                                                             ==========      ==========      ==========      ==========

             The accompanying notes form an integral part of these
                       consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
      FOR THE YEARS ENDED MARCH 31, 1998, MARCH 31, 1999 AND MARCH 31, 2000

                             (Amounts in thousands)

                                                                 2000            2000            1999            1998
                                                                  US$             HK$             HK$             HK$
                                                              ----------      ----------      ----------      ----------
Cash flows from operating activities:
     Net loss                                                       (895)         (6,968)         (9,088)         (4,733)
Adjustments to reconcile income to net
     cash provided by operating activities:
      Depreciation                                                   301           2,346           2,800             590
      Deferred income taxes                                           --              --              --             517
      Loss on disposal of subsidiaries                                --              --              --             406
      Gain on disposal of fixed assets                                (9)            (68)             --              --
      Stock option compensation expense                               80             624             939           1,184
(Increase)/decrease in current assets:
     Accounts receivable                                              50             389          10,233           4,081
     Inventories                                                     (94)           (732)          1,106           9,851
     Prepayments and other receivables                               (35)           (274)             71           3,355
     Income tax recoverable                                           --              --             (31)             --
     Due from fellow subsidiaries                                     --              --              --          29,902
Increase/(decrease) in current liabilities:
     Accounts payable                                                (65)           (506)            106          (5,566)
     Accrued liabilities                                             316           2,459             308          (4,045)
     Income tax payable                                               --              --              --            (444)
     Due to fellow subsidiaries                                       --              --              --         (15,851)
                                                              ----------      ----------      ----------      ----------
Net cash provided/(used) by operating activities                    (351)         (2,730)          6,444          19,247
                                                              ----------      ----------      ----------      ----------

Cash flows from investing activities:
     Acquisition of fixed assets                                    (309)         (2,408)             --          (2,452)
     Payment of deposit for purchase of fixed assets                (564)         (4,397)         (3,143)         (2,049)
     Proceeds from disposal of fixed assets                            9              68              --              --
     Net cash outflow from disposal of and acquisition
          of minority interests in subsidiaries                       --              --              --          (4,601)
                                                              ----------      ----------      ----------      ----------
Net cash used in investing activities                               (864)         (6,737)         (3,143)         (9,102)
                                                              ----------      ----------      ----------      ----------

Cash flows from financing activities:
     Bank loans and overdrafts, secured                               --              --              --         (16,718)
     New issue of common stock                                       984           7,666              --           5,805
     Issue of common stock on exercise of stock options              694           5,410              --              --
     Advances from a former minority shareholder                      --              --              --           2,452
     Repayment of loan to a former minority shareholder             (311)         (2,421)            (31)             --
     Repayment of loan to holding company                            (87)           (681)         (4,132)         (2,873)
                                                              ----------      ----------      ----------      ----------
Net cash provided/(used) in financing activities                   1,280           9,974          (4,163)        (11,334)
                                                              ----------      ----------      ----------      ----------

Net increase/(decrease) in cash and cash equivalents                  65             507            (862)         (1,189)
Cash and cash equivalents, at beginning of year                      155           1,203           2,065           3,254
                                                              ----------      ----------      ----------      ----------
Cash and cash equivalents, at end of year                            220           1,710           1,203           2,065
                                                              ==========      ==========      ==========      ==========


             The accompanying notes form an integral part of these
                       consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
      FOR THE YEARS ENDED MARCH 31, 1998, MARCH 31, 1999 AND MARCH 31, 2000

       (Amounts in thousands, except number of shares and per share data)

                                                                                                    Retained
                                                                                                   earnings/
                                                       Common      Preferred     Contributed    (accumulated
                                                        stock          stock         surplus        deficit)
                                                          HK$            HK$             HK$             HK$
                                                   ----------     ----------      ----------      ----------

Balance at March 31, 1997                               3,004         26,687           1,530           2,044

New issue of 2,300,000 shares of common
    stock at US$1.5 each on conversion
    of preferred stock (note 22)                       26,687        (26,687)             --              --

New issue of 1,000,000 shares of common
    stock at US$5 each on conversion of
    amount due to holding company                      38,699             --              --              --

New issue of 1,000,000 shares of common
    stock at US$4.25 each on conversion
    of amount due to holding company                   32,893             --              --              --

New issue of 1,335,000 shares of common
    stock at US$4.5 each on conversion
    of amount due to holding company                   46,496             --              --              --

New issue of 150,000 shares of common stock
    at US$5 each                                        5,805             --              --              --

Stock compensation expense (notes 21 and 23)               --             --           1,184              --

Net loss                                                   --             --              --          (4,733)
                                                   ----------     ----------      ----------      ----------
Balance at March 31, 1998                             153,584             --           2,714          (2,689)

Stock compensation expense (notes 21 and 23)               --             --             939              --

Net loss -                                                 --             --          (9,088)
                                                   ----------     ----------      ----------      ----------
Balance at March 31, 1999                             153,584             --           3,653         (11,777)

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
      FOR THE YEARS ENDED MARCH 31, 1998, MARCH 31, 1999 AND MARCH 31, 2000

       (Amounts in thousands, except number of shares and per share data)

                                                                                                           Retained
                                                                                                          earnings/
                                                                Common      Preferred    Contributed   (accumulated
                                                                 stock          stock        surplus       deficit)
                                                                   HK$            HK$            HK$            HK$
                                                            ----------     ----------     ----------   ------------

New issue of 3,000 shares of common stock
    at US$5 each on conversion of accrued                          116             --             --             --
    liabilities

New issue of 21,087 shares of common
    stock at US$7 each on conversion
    of amount due to holding company                             1,144             --             --             --

New issue of 429,515 shares of common stock
     at US$2.3 each to a former minority                         7,666             --             --             --
     shareholder

New issue of 8,623 shares of common stock
     at US$2.3 each for construction costs incurred                154             --             --             --

New issue of 96,912 shares of common stock
     at US$7 each for construction costs incurred                5,276             --             --             --

New issue of 103,022 shares of common stock
    at US$7 each on conversion of holding
    company's accounts payable                                   5,721             --             --             --

New issue of 248,850 shares of common stock
    at US$2.8 each on exercise of stock options                  5,410             --             --             --

New issue of 15,298 shares of common stock
    at US$5.5 each for construction costs
    incurred                                                       655             --             --             --

New issue of 1,653,700 shares of common
    stock at US$3.51 each on conversion
    of amount due to holding company                            45,275             --             --             --

Stock compensation expense                                          --             --            624             --

Net loss                                                            --             --             --         (6,968)
                                                            ----------     ----------     ----------     ----------
Balance at March 31, 2000                                      225,001             --          4,277        (18,745)
                                                            ==========     ==========     ==========     ==========

             The accompanying notes form an integral part of these
                       consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


1.       ORGANIZATION AND BASIS OF PRESENTATION

         (a)      Organization

                  DF China Technology Inc., formerly known as Dransfield China Paper Corporation, (the "Company") was incorporated in the British Virgin Islands on June 24, 1996. The Company is a subsidiary of Dransfield Holdings Limited ("DHL"), a company incorporated in the Cayman Islands and the shares of which are listed for trading on the Hong Kong Stock Exchange.

                  The Company and its subsidiaries (hereinafter aggregately referred as the "Group") is principally engaged in three industry segments of paper distribution, paper merchanting and paper manufacturing. Paper distribution and merchanting are being operated in Hong Kong, Macau and the People Republic of China ("PRC"). The manufacturing of hygienic paper is being operated in the PRC. Intercompany balances and transactions have been eliminated on consolidation.

                  On March 28, 2000, the Company changed its name to DF China Technology Inc. and on May 11, 2000, the symbol for stock trading in the NASDAQ Stock Market was changed to DFCT.

         (b)      Basis of presentation

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

         o        Compensation from related parties; and

         o        Deferred taxation.

                  The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") using rates prevailing on March 31, 2000 which was US$1.00 = HK$7.79. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or any other certain rate on March 31, 2000.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

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

         (c)      Fixed assets and depreciation

                  Property, machinery and equipment are stated at cost less accumulated depreciation. Depreciation of property, machinery and equipment is computed using the straight-line method over the assets' estimated useful life. The principal annual rates used are as follows:

                  Land and buildings held in the PRC           Over the period of the land use rights
                  Buildings                                    4%
                  Leasehold improvements                       20% or over the lease terms, whichever is shorter
                  Machinery and equipment                      5%
                  Motor vehicles                               20 - 25%
                  Furniture, fixtures and office equipment     20%

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

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e)      Foreign currency translation

                  Foreign currency transactions are translated into Hong Kong dollars at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Hong Kong dollars at the applicable rates of exchange ruling at that date. Exchange differences are accounted for in the statements of operations.

         (f)      Operating leases

                  Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to income on the straight-line basis over the lease terms.

         (g)      Revenue recognition

                  Revenue from sales of goods are recognized on delivery to customers. Consulting services income is recognized as the services are provided.

         (h)      Advertising expenses

                  Advertising expenses, net of cooperative advertising reimbursements, are charged to the statements of operations when incurred.

         (i)      Use of estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from stated estimates.

         (j)      Employee stock plans

                  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, the excess of exercise price of employee stock options over the fair market value of the underlying stock on the date of grant, is expensed and is credited to contributed surplus. For disclosure purposes, pro-forma information in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" has been included in note 21 to the consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

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

                  The basic net loss per share for the year ended March 31, 1998 was computed by dividing net loss applicable to common stock, including the cumulative dividends in arrears (note 22), by the weighted average number of 13,328,014 shares of common stock, which was outstanding during the year on the assumption that the 9.3 million shares of common stock issued to DHL upon the effectiveness of the merger had existed at April 1, 1997. The basic net loss per share for the years ended March 31, 1999 and 2000 were computed by dividing net loss applicable to common stock by the weighted average number of 15,585,000 and 16,073,338 shares of common stock, respectively.

         (l)      Cash and cash equivalents

                  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


3.       SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                          Year ended March 31,
                                                             2000          2000          1999          1998
                                                              US$           HK$           HK$           HK$
                                                           --------      --------      --------      --------

         Selling, general and administrative expenses:
             Depreciation                                       301         1,848         2,800           590
             Advertising expenses                                 3            25            --            33
             Exchange gain, net                                  (2)          (18)          (53)          (72)
                                                           ========      ========      ========      ========

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


4.       SUPPLEMENTAL CASH FLOW INFORMATION

                                                                            Year ended March 31,
                                                                2000         2000         1999         1998
                                                                 US$          HK$          HK$          HK$
                                                              --------     --------     --------     --------

         Cash paid during the year for:
             Interest                                              339        2,642        2,741        5,939
             Income taxes                                           --           --           22          344
                                                              ========     ========     ========     ========

         Non cash investing and financing activities:
             Loan from a related company
                financed by a loan to a
                related company (note 9)                            --           --           --          984
             Fixed assets contributed by holding company           639        4,977        8,959       52,857
             Issuance of common stock for
                construction costs incurred                        781        6,085           --           --
             Issuance of common stock on
                conversion of accrued liabilities                   15          116           --           --
             Issuance of common stock on
                conversion of holding company's
                accounts payable                                   734        5,721           --           --
             Issuance of common stock on
                conversion of amount due
                to holding company                               5,959       46,419           --      118,088
             Issuance of common stock on
                conversion of preferred stock                       --           --           --       26,687
                                                              ========     ========     ========     ========


5.       INCOME TAXES

                  The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

                  Grandom Dransfield (International) and Company Limited ("GDI") and Dransfield Paper (HK) Trading Limited ("DPT"), wholly-owned subsidiaries of the Company, were incorporated in Hong Kong and under the current Hong Kong tax law, any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


5.       INCOME TAXES (continued)

                  Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Company has a 100% interest, and Jiangsu Dransfield Paper Co. Ltd. ("JSDP"), formerly known as Jiang Ying Dransfield Paper Co., Ltd., an equity joint venture formed in the PRC in which the Company has an 80% (1999 : 48% and 1998 : 48%) effective interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have not commenced operation as at March 31, 2000.

                  Total income tax expense differs from the amount computed by applying Hong Kong statutory income tax rate of 16% (1999: 16% and 1998: 16.5%) to income before taxes as follows:

                                                                     Year ended March 31,
                                                        2000          2000          1999          1998
                                                         US$           HK$           HK$           HK$
                                                      --------      --------      --------      --------

         Computed expected income taxes                    143         1,115         1,455           712
         Non-deductible losses of subsidiaries            (120)         (933)         (811)         (581)
         Other                                              --            --             9           100
         Valuation allowance                               (23)         (182)         (644)         (648)
                                                      --------      --------      --------      --------

         Tax credit/(charge) for the year                   --            --             9          (417)
                                                      ========      ========      ========      ========


         Deferred tax asset is comprised of the following:

                                                                      2000          2000          1999
                                                                       US$           HK$           HK$
                                                                    --------      --------      --------

         Tax losses carried forward                                      189         1,474         1,292

         Valuation allowance                                            (189)       (1,474)       (1,292)
                                                                    --------      --------      --------

                                                                          --            --            --
                                                                    ========      ========      ========

                  Due to its history of losses, the Company does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided a valuation allowance covering 100% of its net deferred tax assets.

                  As at March 31, 2000, the Company has Hong Kong net operating loss carry forward of approximately HK$9,212 (US$1,183). Currently, the net operating loss can be carried forward indefinitely.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


6.       ACCOUNTS RECEIVABLE, NET

         Accounts receivable are comprised of:

                                                                              March 31,
                                                                  2000          2000          1999
                                                                   US$           HK$           HK$
                                                                --------      --------      --------

         Accounts receivable - trade                                   5            41         1,600
         Less: Allowance for doubtful debts                           --            --        (1,170)
                                                                --------      --------      --------

         Accounts receivable, net                                      5            41           430
                                                                ========      ========      ========
         Movement of allowance for doubtful debts:
              Balance as at April 1,                                 150         1,170           350
              Provided/(Written back) during the year                 (2)          (20)          820
             Written off during the year                            (148)       (1,150)           --
                                                                --------      --------      --------

         Balance as at March 31,                                      --            --         1,170
                                                                ========      ========      ========


7.       INVENTORIES, NET

         Inventories are comprised of:

                                                                              March 31,
                                                                  2000          2000          1999
                                                                   US$           HK$           HK$
                                                                --------      --------      --------

         Raw materials                                               188         1,470           814
         Work in progress                                             11            83            --
         Finished goods                                              220         1,715         1,106
         Less: Allowance for obsolescence and
                    net realizable value                            (144)       (1,121)         (505)
                                                                --------      --------      --------

         Inventories, net                                            275         2,147         1,415
                                                                ========      ========      ========
         Movement of allowance for obsolescence
          and net realizable value
              Balance as at April 1,                                  65           505         1,103
              Provided during the year                                90           699            --
              Deduction during the year                              (11)          (83)         (598)
                                                                --------      --------      --------

         Balance as at March 31,                                     144         1,121           505
                                                                ========      ========      ========

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


8.       FIXED ASSETS

                                                                              March 31,
                                                                  2000          2000          1999
                                                                   US$           HK$           HK$
                                                                --------      --------      --------

         Land and buildings                                        7,391        57,569        48,331
         Leasehold improvements                                       29           224           224
         Machinery and equipment                                  18,623       145,071       137,748
         Motor vehicles                                              105           822         1,134
         Furniture, fixtures and office equipment                    515         4,015         3,963
                                                                --------      --------      --------
                                                                  26,663       207,701       191,400

         Less: Accumulated depreciation                             (872)       (6,792)       (4,758)
                                                                --------      --------      --------

                                                                  25,791       200,909       186,642
                                                                ========      ========      ========

                  The Group's land and buildings are located in the PRC and held under land use rights of 50 years from December 1, 1992 to November 30, 2041.

                  No depreciation was provided on the land and buildings and machinery and equipment which were under construction at March 31, 2000. The carrying value of the assets which are under construction at the balance sheet date amounted to HK$156.46 (1999: HK$138.89).


9.       LOANS WITH A RELATED COMPANY

                  In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then entered into an agreement to establish a Sino-foreign equity joint venture company, JSDP, which was 60% owned by DBPHL and was principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9,260 (approximately HK$72,000) to JSDP, to be financed by a shareholders' loan. During the year, JSDP became a wholly-owned subsidiary of DBPHL as a result of changes in the agreement with the PRC joint venture partner and the registration status of JSDP was changed from a Sino-foreign equity joint venture company to a wholly-owned foreign enterprise on 14 October 1999. Further details are set out in note 11.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


9.       LOANS WITH A RELATED COMPANY (continued)

                  In prior years, the Company, DBPHL and Broadsino entered into a loan agreement whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of US$9,260 million (approximately HK$72,000) (the "Shareholders' Loan") to DBPHL. Pursuant to another agreement, the Company agreed to make a loan of US$1,852 (approximately HK$14,000) to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DBPHL. DBPHL has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DBPHL also undertakes to apply any amounts, including dividends, which may be distributed by JSDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 per cent shareholding in DBPHL and any amount it may receive from DBPHL as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company. A promissory note has been issued by a wholly owned subsidiary of Broadsino in favor of the Company.

                  As at March 31, 2000, the Company advanced HK$14,350 (US$1,842) to Broadsino for the capital injection in JSDP, which is classified as a loan to a related company. The same amount of HK$14,350 (US$1,842) is recorded in the consolidated financial statements as long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment terms.


10.      BANK BORROWINGS

                  The Group has utilized the banking facilities of the holding company to finance the Group's capital investment. The interest incurred on the banking facilities were reimbursed by the Group based on the actual interest charged by the banks.

                  Interest expense on the above-mentioned bank borrowings, net of the amounts capitalized, is as follows:

                                                      Year ended March 31,
                                         2000          2000          1999          1998
                                          US$           HK$           HK$           HK$
                                       --------      --------      --------      --------

         Interest incurred                  339         2,642         2,741         5,939
         Interest capitalized              (339)       (2,642)       (2,487)       (5,402)
                                       --------      --------      --------      --------

         Interest expense                    --            --           254           537
                                       ========      ========      ========      ========

         As at the balance sheet date, the interest rates on the above-mentioned bank borrowings ranged from 9% to 10.25% per annum (March 31, 1999:
         5.75% to 10.25% per annum).

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


11.      ACQUISITION AND DISPOSAL OF SUBSIDIARIES

         (a) On March 27, 1997, the Company entered into a sale and purchase agreement to acquire the remaining 33.3% interest in CS Paper Holdings (International) Limited, a 66.7% subsidiary of the Company, and certain of its wholly-owned subsidiaries (collectively the "CSP Group") and to dispose of Dransfield Paper (S.E.A.) Pte. Limited ("DPSEA") and Central National Hong Kong Limited ("CN"), subsidiaries in which the Company had 66.7% and 34% equity interests, respectively.

                  The agreement was declared unconditional on May 9, 1997. The net amount of consideration payable to the minority shareholder of HK$3,000 (US$388) was settled in cash on June 4, 1997. The net cash outflow of the above transactions amounted to HK$4,601 (US$595) which consisted of the aforesaid consideration of HK$3,000 and cash and bank balances of HK$1,601 (US$207) of the subsidiaries disposed of.

                  The loss on disposal of DPSEA and CN amounting to HK$406 (US$52) was reflected in the Company's statements of operations for the year ended March 31, 1998.

         (b) On 20 July 1999, DBPHL entered into an agreement with Jiangsu Huaxi Holdings Corporation ("Jiangsu Huaxi"), the PRC joint venture partner of JSDP.

                  It was agreed that Jiangsu Huaxi gave up the rights to invest 40% equity interest in JSDP as originally stated in the joint venture agreement entered into between DBPHL and Jiangsu Huaxi. Accordingly, JSDP became a wholly-owned subsidiary of DBPHL and the registration status of JSDP was changed from a Sino-foreign equity joint venture company to a wholly-owned foreign enterprise on 14 October 1999.


12.      DUE TO A FORMER MINORITY SHAREHOLDER

                  The balance at March 31, 1999 represented a loan from a former minority shareholder, which was unsecured, interest-free and had no fixed repayment terms. During the year, the balance was fully repaid.


13.      DUE TO HOLDING COMPANY

                  As mentioned in note 10, the unsecured long term liability arose when the Group utilized the banking facilities of the holding company to finance the Group's capital investment. The interest incurred on the banking facilities were reimbursed by the Group.

                  During the year, the Company issued shares of common stock to DHL and fully settled the amount due to holding company at a range of US$3.5 per share to US$7.0 per share, which represented fair market value at the date of transactions.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


14.      COMMITMENTS

                  As of March 31, 2000, the Group had outstanding capital commitments of HK$37,000 (US$5,000).


15.      RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

                  The major related party transactions are described in further detail below. Management believes that the methods used in allocating costs are reasonable.

                                                                  Year ended March 31,
Nature of transactions                         Notes     2000       2000       1999       1998
                                                          US$        HK$        HK$        HK$
                                                        ------     ------     ------     ------
Revenue:
     Sales of products                          (a)         68        532         --     14,992
                                                        ======     ======     ======     ======
Expenses:
     Electronic data processing, accounting
         services and personnel and
         administrative charges                 (b)         --         --      1,447        632
     Storage and delivery charges               (c)         56        436        541      1,232
     Equipment rental                           (d)         --         --         --         33
     Operating lease rental for land
         and buildings                          (e)         --         --         69        206
                                                        ------     ------     ------     ------

                                                            56        436      2,057      2,103
                                                        ======     ======     ======     ======

         (a)      Sales of products

                  Prior to April 1, 1998, the Group sold products to Victorison Marketing Limited and Dransfield Pacific Limited, fellow subsidiaries of the Company at cost plus 3%. The Group also sold products to Dransfield Trading Limited ("DTL") at cost plus 18% for the years ended March 31, 1998 and 2000. Under this arrangement, DTL is responsible for the marketing and distribution of the Group's hygienic paper products. The mark-up is established based on the margins achieved by DTL on sales to ultimate customers after taking into account marketing and distribution costs incurred by DTL.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


15.      RELATED PARTY TRANSACTIONS AND ARRANGEMENTS (continued)

         (b) Electronic data processing, accounting services and personnel and administrative charges

                  In prior years, Dransfield Secretarial & Administrative Services Limited, a fellow subsidiary of the Company, provides various administrative services to the Group including electronic data processing, accounting, shipping, personnel, legal and general administrative services. The service fee charged by the fellow subsidiary was based on apportioned salary costs on the basis of estimated time incurred and cost of other resources consumed to provide these services to the Group. Since services were terminated in April 1999, no such fee was charged in the current year.

         (c)      Storage and delivery charges

                  Prior to April 1, 1999, Victorison Logistics Limited, a fellow subsidiary of the Company, provided storage and delivery services to the Group. Commencing April 1, 1999, such services are provided to the Group by Dransfield Services Limited and Dransfield Food and Beverage Limited, fellow subsidiaries of the Company. The services are charged at agreed prices, which, in the opinion of the management, approximate prices negotiated with third parties on an arm's length basis.

         (d)      Equipment rental

                  The equipment rental was paid to A. Dransfield & Company, Limited, a fellow subsidiary of the Company, at the rate equivalent to the depreciation of the equipment over its estimated useful live.

         (e)      Operating lease rental for land and building

                  The rental under operating leases was paid to Well Assessed Limited ("WAL"), a fellow subsidiary of the Company based on the actual floor area occupied by the Group at agreed rates, which, in the opinion of the management, approximate rates negotiated with third parties on an arm's length basis. Commencing August 1, 1998, WAL ceased the operating leases with the Group.


16.      FINANCIAL INSTRUMENTS

                  The carrying amount of the Company's cash and bank balances approximate their fair value because of the short maturity of those instruments. The carrying amounts of the Company's borrowings approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due to their nature, the fair value was not determinable.

                  The carrying amount reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

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

         Current vulnerability due to certain concentrations:

                  The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past several years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.


18.      PENSION SCHEME

                  The Group is a member of a defined contribution pension scheme of DHL (the "Scheme"). All the full time permanent staff in Hong Kong, after the completion of one year's service, are eligible to join the Scheme. The participants contribute 5% of their basic monthly salaries to the Scheme while the Group contributes 5% to 6.5% of the basic monthly salaries of the participants depending on the number of years of employment of individual participants and such contributions are charged to the statement of operations as they become payable in accordance with the rules of the Scheme. When an employee leaves the Scheme prior to his/her interest in the Group employer contributions vesting fully, the ongoing contributions payable by the Group may be reduced by the relevant amount of forfeited contributions. Pension scheme expenses, net of forfeited contributions, are HK$16 and HK$5, respectively, for the years ended March 31, 1998 and 1999. No pension scheme expense, net of forfeited contributions, is incurred for the year ended March 31, 2000.


19.      COMPENSATION FROM A SUPPLIER

                  The Group received a compensation of HK$1,195 (US$154) from a supplier during the year ended March 31, 1998 related to termination of distributorship of certain hygienic paper products.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


20.      SEGMENT REPORTING, MAJOR CUSTOMERS AND SUPPLIERS

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

                  The Group operates in three industry segments, paper distribution, paper merchanting and paper manufacturing. Operations in paper distribution include the distribution of hygienic paper products. Operations in paper merchanting include the buying and selling of paper both on an indent basis. As at March 31, 2000, the Group has three paper mills in the PRC. Except for the converting paper mill in Conghua, the other two paper mills are still under construction and operations have not commenced. There is no assurance that the operations, when commenced, will be successful. Prior to April 1, 1999, there was no turnover and operating results contributed from the segment of paper manufacturing because the paper mills were either under trial-run or under construction.

                                             2000       2000       1999       1998
                                             US$        HK$        HK$        HK$
                                            ------     ------     ------     ------
REVENUE
Distribution of hygienic paper products
    - fellow subsidiaries                       --         --         --     14,992
Paper merchanting
    - third parties                             77        597      4,812     39,639
Paper manufacturing
    - third parties                             48        373         --         --
    - fellow subsidiaries                       68        532         --         --
                                            ------     ------     ------     ------
Total consolidated revenues                    193      1,502      4,812     54,631
                                            ======     ======     ======     ======


DEPRECIATION AND AMORTIZATION
    EXPENSE
Distribution of hygienic paper products         --         --         --         14
Paper merchanting                                1         10         17         17
Paper manufacturing                            300      2,336      2,783        559
                                            ------     ------     ------     ------
Total consolidated depreciation and
  amortization expense                         301      2,346      2,800        590
                                            ======     ======     ======     ======

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


20.      SEGMENT REPORTING, MAJOR CUSTOMERS AND SUPPLIERS (continued)


                                                           2000          2000          1999          1998
                                                           US$           HK$           HK$           HK$
                                                         --------      --------      --------      --------

PROVISION FOR INCOME TAXES
Distribution of hygienic paper products                        --            --            --            30
Paper merchanting                                              --            --             9          (447)
                                                         --------      --------      --------      --------
Total consolidated provision for income taxes                  --            --             9          (417)
                                                         ========      ========      ========      ========

SEGMENT LOSS
Distribution of hygienic paper products                        --            --            --            53
Paper merchanting                                            (106)         (827)       (3,957)         (832)
Paper manufacturing                                          (709)       (5,517)       (3,947)       (1,905)
                                                         --------      --------      --------      --------
Total segment loss                                           (815)       (6,344)       (7,904)       (2,684)

RECONCILING ITEMS
Corporate expenses                                            (80)         (624)         (939)       (1,095)
Interest expense                                               --            --          (254)         (537)
                                                         --------      --------      --------      --------
Total consolidated loss before income taxes                  (895)       (6,968)       (9,097)       (4,316)
                                                         ========      ========      ========      ========

SEGMENT ASSETS
Distribution of hygienic paper products                        37           292           211           208
Paper merchanting                                               3            20           351        13,326
Paper manufacturing                                        28,676       223,385       207,560       197,429
                                                         --------      --------      --------      --------
Total segment assets                                       28,716       223,697       208,122       210,963

RECONCILING ITEM
Corporate assets                                              165         1,286           216           314
Amount due from holding company                               492         3,835            --            --
                                                         --------      --------      --------      --------
Total consolidated assets                                  29,373       228,818       208,338       211,277
                                                         ========      ========      ========      ========

EXPENDITURE FOR ADDITIONS TO
  LONG-LIVED ASSETS
Distribution of hygienic paper products                        --            --            --            --
Paper merchanting                                              --            --            --            --
Paper manufacturing                                         2,133        16,613        11,008        56,320
                                                         --------      --------      --------      --------
Total expenditure for additions to long-lived assets        2,133        16,613        11,008        56,320
                                                         ========      ========      ========      ========

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


20.      SEGMENT REPORTING AND MAJOR SUPPLIERS (continued)

                  There is no inter-segment sales for the three years ended March 31, 2000.

                  The principal assets of the Group are located in the PRC. The assets located elsewhere are insignificant.

                  The Group's business is conducted in Hong Kong, Macau and the other parts of the PRC. The sales to Macau and the other parts of the PRC during the three years ended March 31, 2000 were insignificant.

         MAJOR CUSTOMERS AND SUPPLIERS

                  There is no single customer who accounted for more than 10% of net sales for the year ended March 31, 1998. In 1999 and 2000, the Group's top three customers, excluding fellow subsidiaries, accounted for approximately 26% and 39% of total sales, respectively.

                  In 1998, 1999 and 2000, the Group's top three suppliers accounted for approximately 58%, 42% and 38% of total purchases, respectively.


21.      COMMON STOCK OPTIONS

                  On November 20, 1996, the then sole director of the Company adopted a stock option plan (the "Plan") whereby nontransferable options may be granted by the directors to employees and executive officers of the Company. The options are for 4-year terms but are subject to earlier expiration on April 2, 2003 which is the last validity date of the Plan. All the options granted may not be exercised during the first year of the grant. The exercise price for each option shall be set by the directors but may not be less than 80 percent of the average of closing prices of the Company's common stock during the five trading days prior to the grant of the option. The total number of shares of common stock which can be subject to the options at any time, both under the Plan and otherwise, shall not exceed 10 percent of the number of shares of common stock then outstanding. No person can be granted options which, if fully exercised, would result in that person owning more than 25 percent of the outstanding shares of common stock after such exercise.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


21.  COMMON STOCK OPTIONS (continued)

     The status of the Company's stock options is summarized below as of March
     31:

                                                                       Weighted
                                                                       average
                                            Number of                  exercise
                                             options                    price

Outstanding at March 31, 1997                      --                       --
Granted                                       625,000                  US$2.80
Cancelled                                    (115,000)                 US$2.80
                                             --------
Outstanding at March 31, 1998 and 1999        510,000                  US$2.80
Granted                                       653,000                  US$3.94
Exercised                                    (248,850)                 US$2.80
Cancelled                                     (31,000)                 US$2.80
                                             --------

Outstanding at March 31, 2000                 883,150                  US$3.64
                                             ========                  =======

Options exercisable at:

March 31, 1998                                     --                       --
March 31, 1999                                255,000                  US$2.80
March 31, 2000                                112,650                  US$2.80
                                             ========                  =======

     A summary of information about the Company's stock options outstanding at March 31, 2000 is as follows:

                             No. of options           Weighted average
Range of exercise            Outstanding at               remaining                    Weighted average
     price                   March 31, 2000           contractual life                  exercise price

  US$2.80-4.05                  883,150                   2.5 years                        US$3.64

          The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for the Plan. The compensation expense related to the stock options outstanding at March 31, 1999 and 2000, which represented the difference between the exercise price and the fair market value of the Company's common stock at the date of grant, should be recognized over the vesting period from the respective dates of grant. Accordingly, a compensation expense of HK$1,184 (US$153), HK$939 (US$121) and HK$624 (US$80) was recognized for the years ended March 31, 1998, 1999 and 2000, respectively.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


21.  COMMON STOCK OPTIONS (continued)

          Pro-forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The weighted-average fair value of options granted during 1998 and 2000 estimated on the date of grant using a Black-Scholes option pricing model was US$2.86 and US$3.94, respectively. The fair value for these options was estimated at the respective dates of grant using the following weighted-average assumptions for the respective dates of grant:

                                             Options granted         Options granted       Options granted
                                            on April 24, 1997       on January 3, 2000     on March 4, 2000

Risk-free interest rate                            7.02%                  6.41%                  6.42%
Dividend yield                                      Nil                    Nil                    Nil
Volatility factor of the expected
     market price of the Company's
     common stock                                   130%                    45%                    65%
Weighted-average expected life
     of the options                             4 years                3 years                3 years

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

          For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information for the years ended March 31, 1998, 1999 and 2000 is as follows:

                                                      2000         2000         1999          1998
                                                       US$          HK$          HK$           HK$
                                                      -----        -----       ------         -----

Pro-forma net loss                                    1,063        8,284       12,301         8,775
                                                      -----        -----       ------         -----

Basic and diluted net loss per share (cents)              7           52           79            70
                                                      -----        -----       ------         -----

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


22.  PREFERRED STOCK

          The holders of the Series A convertible preferred stock were entitled to receive, out of surplus, a cumulative dividend at the rate of US$0.15 per share per annum and, after the payment of this dividend, they are entitled to participate in dividends set apart or paid on other capital stock of the Company on the same basis as the holders of the Company's common stock. In case of liquidation of the Company, these preferred stock holders shall be entitled to receive US$1.50 for each share of the Series A convertible preferred stock before any distribution of the assets of the Company to other capital stock holders, plus all accrued and unpaid dividends declared hereon and other considerations before the other capital stockholders share in the liquidation of the assets. This class of preferred stock is convertible at the option of the holders into one share of common stock of the Company and has equal voting rights with the common stockholders.

          The 2.3 million shares of the Series A convertible preferred stock were converted to 2.3 million shares of common stock on May 30, 1997.

          Up to May 30, 1997, the aggregate amount of the dividends in arrears for the year ended March 31, 1998 were HK$446 (US$58).

23.  CONTRIBUTED SURPLUS

          The amount represents a net compensation of HK$1,530 (US$198) from a minority shareholder, which was accounted for as a capital transaction in 1998, and stock compensation expense of HK$1,184 (US$153), HK$939 (US$121) and HK$624 (US$80) recognized for the years ended March 31, 1998, 1999 and 2000 (note 21).


24.  SUBSEQUENT EVENT (unaudited)

     (a) Subsequent to the balance sheet date, 3,000 stock options were cancelled upon the resignation of an employee. On May 29, 2000, 30,000 stock options were granted by the Company to certain directors and employees of the Company. On June 20, 2000, the board of directors invited the grantees of share options issued between January to May 2000 to surrender their share options by June 30, 2000 in exchange for the same number of share options at an exercise price of US$1.75 per share, being the market closing price of the Company's shares on June 19, 2000. All share options were surrendered and exchanged for new share options on June 30, 2000.

     (b) Subsequent to the balance sheet date, 191,211 shares were issued to third parties at fair market value.

     (c) Subsequent to the balance sheet date, on June 30, 2000, DHL distributed 8,325,700 shares of the Company to its shareholders as dividend in specie and ceased to be the Company's holding company from that date onwards.

ITEM 18. FINANCIAL STATEMENTS.

         We have elected to provide the financial statements and relevant information specified in Item 17 in lieu of those specified in Item 18.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS. See Item 17 for a list of all financial statements filed as part of this annual report.

EXHIBITS. The following exhibits are filed as a part of this annual report:

     Exhibit No.

         1 Copies of all amendments or modifications, not previously filed, to all exhibits previously filed.
                  None

         2 Agreement dated August 8, 2000 between DF China Technology Inc., jointly and severely with Dransfield Cyber Inc. (Party
                  A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique Co. Ltd., headed by Professor Li Chang (Party
                  B) relating to acquisition of 26% in Party B.

         2.1 Marketing Agreement dated August 8, 2000 between DF China Technology Inc., jointly and severely with Dransfield Cyber Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique Co. Ltd., headed by Professor Li Chang (Party B) relating to worldwide marketing for Party B's technology products.

         3        List of all parents or subsidiaries of the registrant.*

         * Previously filed as Exhibit 1 to the Registrant's Form 20-F for the Fiscal Year ended March 31, 1999 (SEC File No. 000-21919); incorporated herein.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       DRANSFIELD CHINA PAPER CORPORATION

Date:  September 12, 2000
                                       By /s/ Horace Yao Yee Cheong
                                          -------------------------
                                          Horace Yao Yee Cheong,
                                          Chief Executive Officer

                            DF CHINA TECHNOLOGY INC.
                 (Previously Dransfield China Paper Corporation)

                          Commission File No. 000-21919

                              EXHIBITS TO FORM 20-F
                        ANNUAL REPORT FYE MARCH 31, 2000


1 Copies of all amendments or modifications, not previously filed, to all exhibits previously filed. None

2 Agreement dated August 8, 2000 between DF China Technology Inc., jointly and severely with Dransfield Cyber Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique Co. Ltd., headed by Professor Li Chang (Party B) relating to acquisition of 26% in Party B.

2.1 Marketing Agreement dated August 8, 2000 between DF China Technology Inc., jointly and severely with Dransfield Cyber Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique Co. Ltd., headed by Professor Li Chang (Party B) relating to worldwide marketing for Party B's technology products.

3        List of all parents or subsidiaries of the registrant.*

* Previously filed as Exhibit 1 to the Registrant's Form 20-F for the Fiscal Year ended March 31, 1999 (SEC File No. 000-21919); incorporated herein.