Form 20-F
period 2001-03-31
DF CHINA TECHNOLOGY INC
filed 2001-10-01
CIK 1021126

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2001


                        Commission file number 000-21919

                            DF CHINA TECHNOLOGY INC.
                            ------------------------
                 (PREVIOUSLY DRANSFIELD CHINA PAPER CORPORATION)
                 -----------------------------------------------
             (Exact name of Registrant as specified in its charter)



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

                        Common Stock - 19,916,218 Shares
                        --------------------------------

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                Yes X    No
                   ---     ---

         Indicate by check mark which financial statement item the registrant has elected to follow.

                Item 17  X     Item 18
                        ----          ----

                                TABLE OF CONTENTS

Item 1.           Description of Business                                                               3

Item 2.           Description of Property                                                               8

Item 3.           Legal Proceedings                                                                    10

Item 4.           Control of Registrant                                                                10

Item 5.           Nature of Trading Market                                                             11

Item 6.           Exchange Controls and Other Limitations Affecting
                  Security Holders                                                                     11

Item 7.           Taxation                                                                             13

Item 8.           Selected Financial Data                                                              14

Item 9.           Management's Discussion and Analysis of Financial
                  Conditions and Results of Operations                                                 16

Item 9A.          Quantitative and Qualitative Disclosures About
                  Market Risk                                                                          30

Item 10.          Directors and Officers of the Company                                                31

Item 11.          Compensation of Directors and Officers                                               34

Item 12.          Options to Purchase Securities from the Company                                      34

Item 13.          Interest of Management in Certain Transactions                                       35

Item 14.          Description of Securities to Be Registered                                           36

Item 15.          Defaults Upon Senior Securities                                                      37

Item 16.          Changes in Securities and Changes in Security for
                  Registered Securities                                                                37

Item 17.          Financial Statements                                                                 37

Item 18.          Financial Statements                                                                 37

Exhibit List                                                                                           37

SIGNATURE                                                                                              38

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

         DF China Technology Inc. (Nasdaq: DFCT), formerly Dransfield China Paper Corporation, is an independent company. The principal business of DF China Technology Inc. ("DFCT") is the manufacturing, marketing, and distribution of:

o Market-recycled pulp for the paper industry (tissue and other types of paper), under construction,

o    Jumbo tissue rolls for paper converters, and

o    Consumer-grade hygienic tissue products.

Dransfield Holdings Limited ("Dransfield Holdings") is a 29.7% major shareholder in DFCT. Dransfield Holdings, a Cayman Islands company that was founded by Sir Kenneth Fung, CBE, JP, in the 1940s to market and distribute consumer products in Hong Kong. Dransfield Holdings has three business divisions:

o a food and beverage division, which has breweries in China and the United Kingdom and an edible oil factory in China, and which distributes alcoholic and non-alcoholic beverages in Hong Kong; and

o a logistics and services division that provides warehousing, deliveries, repair, exhibition and buying services to affiliated and non-affiliated companies in Hong Kong and China. The services division now includes a small consumer electronics department that distributes household appliances under the brand names of "Turbo" and "DF".

o a paper business conducted by us, which bought and sold a Proctor & Gamble "Tempo" brand-name paper handkerchief, which we distributed to retailers until June 1997, and which is expanding its operations to include paper manufacturing and distribution of our own brand-name paper products;


         Our major shareholder, Dransfield Holdings, has been listed on the Hong Kong Stock Exchange since April 1993.

         Through distribution of DFCT shares by Dransfield Holdings to its shareholders on June 30, 2000 and the issuance of shares during the year for acquiring a minority interest in Tianjin 3D and also as partial settlement of suppliers' payables, Dransfield Holdings reduced its shareholdings to approximately 29.7% with the result that the public float of DFCT is increased to approximately 9,431,331 shares (or 47.5%).

         Until February 26, 1997, our business was conducted by Dransfield Paper Holdings Limited ("Dransfield Paper"), which merged with us on that date.

         The purpose of the merger was to transfer Dransfield Holdings' equity in its paper business from the Hong Kong Stock Exchange to the Nasdaq Stock Market in the U.S. The paper business dates back to 1975, when A. Dransfield & Co. Ltd., a wholly-owned subsidiary of Dransfield Holdings, secured the exclusive distribution rights for Tempo paper handkerchiefs in Hong Kong and Macau. In 1994 Dransfield Paper, before its merger with us, succeeded to this business from its sister company and continued to develop a substantial distribution network for Tempo handkerchiefs, principally through supermarkets, drug stores and newspaper stands.

         Our ability to achieve consistent market share of more than 40% in the paper handkerchief market in Hong Kong through our sales of Tempo provided us the incentive to manufacture and distribute our own DF branded paper products, distribution of which commenced in August 1997. In June 1997, we ceased distributing Proctor & Gamble's Tempo product.

         In November 1994, Dransfield paper undertook to establish business contacts and to gain experience in buying waste paper, which it did both on an indent or pre-sold basis and on an agency basis, all in support of its plan to become an integrated hygienic tissue paper manufacturer and distributor. This paper merchanting operation was conducted by a subsidiary company named C.S. Paper Holdings (International) Limited, which comprised the following operations:

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

         In December 1999, our company began production of our own DF brand-name paper products at a paper converting facility we established at Conghua, in the city of Guangzhou, Guangdong Province, Southern China. This was a major step in our evolution into a vertically-integrated hygienic paper manufacturer and distributor serving some of China's most densely populated and fastest growing areas, as well as Hong Kong.

         To date, the converting facility has not been able to locate a sufficient domestic jumbo tissue rolls that meet the quality and cost criteria for our intended market segments. Quality imports are available, but high prices and import duties pose major hurdles to market penetration.

         Until we obtain the needed funding to complete either paper mill No.1 or mill No. 2, our converting facility will always be short of affordable raw materials and, as a result, our market penetration will be delayed. As we continue to aggressively seek funds to complete the mills, we made arrangements to meet part of our production requirements with the intention to alleviate this problem in the short term.

1. We signed a seven-year agreement with Jiangmen Sugar Cane Chemical Factory (Group) Corporation Limited to operate its small paper mill in Jiangmen, Guangdong Province. The mill has annual capacity of up to 5,500 metric tons of tissue paper and 33,000 metric tons of deinked pulp. However, with recent virgin pulp price increases, which this paper mill uses as its primary raw material, has prevented the mill from producing paper at a cost that will allow us to make a reasonable return. We are therefore limiting our use of the Jiangmen mill at this time.

2. We signed agreements with two small paper mills in the county of Conghua, Guangzhou City, to contract manufacture jumbo rolls to our specifications. We took trial deliveries of approximately 75-100 metric tons per month, the excess capacity of these two paper mills. In order to assure quality, our process engineers are stationed at these mills to supervise the production of our paper. However, because of sub-standard equipment and insufficient scale, we were unable to achieve intended results while also diverting management resources. We have therefore aborted those efforts and refocused management efforts. While costing us over HK$2 million (US$456,000), this experience proved that these small mills in China are attractive potential customers for our cost-effective quality recycled pulp. Our management is now therefore focused on building our converting operations, continue building brand recognition for our DF product family, and securing capital to complete our mills.

3. We had identified two other small paper mills in Guangxi Province that together have excess capacity of approximately 150 metric tons per month as potential sources of raw materials for our converting facilities. However, due to our trials with the two mills in Guangzhou, we will no longer pursue opportunities to source raw materials from these two mills.

4. Guangdong Dransfield Paper Ltd. signed a five-year lease with a small paper mill in Xinhui, also in Guangdong Province. The original plan was to have the mill manufacture medium-quality paper under our direct management, operating as a branch factory of our own paper mill under construction in Xinhui. We began test production in this mill in early September, 2000. Likewise, with our experience in Guangzhou, we have discontinued to source raw materials from this mill.

5. We will continue to supplement domestically sourced jumbo rolls with imported paper in order to serve export markets. In the final quarter of fiscal 2000, we began marketing our products overseas and are beginning to meet with encouraging success in Macau, Hong Kong and Taiwan. Expanding sales coverage rapidly does have its risks. Having stretched our sales & marketing team, we were exposed to collection problems. In particular, we have made HK$300,000 (US$38,000) in bad debt provisions from our export sales to Macau. Our distribution network has since been restructured to limit our exposure to credit risk.


THE PAPER INDUSTRY IN CHINA

         China currently has more than 700 business enterprises producing tissue paper, most of which are small mills with a daily output of 1 to 5 metric tons. Most are equipped with cylinder and fourdrinier paper machines with paper widths of 1,092mm to 1,760mm and speeds of 60m to 120m per minute only. Raw materials are mostly low quality and include mixed waste paper pulp, white paper trimmings, rice and wheat straw pulp, bagasse pulp, tail pulp of paper mills, waste cotton pulp and others which have just been simply bleached. Only a few paper machines import from overseas, together with a few Chinese-made cylinder and fourdrinier machines use imported wood pulp as raw materials to produce higher grade tissue paper.

         The following table is an estimate of raw material utilization in tissue paper plants.

TABLE 1

                                                                                                          ESTIMATED USAGE
RAW MATERIALS                                                                 QUALITY                         BREAKDOWN
100% imported wood pulp or Chinese-made cotton pulp                            Best                              10%
30% imported wood pulp, 70% wood pulp and waste paper or                       Good                              20%
quality bleached bagasse pulp
White paper shorts and bleached rice and wheat straw pulp                     Average                            20%
Mixed waste paper, ordinary straw pulp and tail pulp from other                Poor                              50%
paper mills

         In 1997, an estimated 31 million metric tons of paper and paper board were produced in China. Out of the 31 million tons of paper, approximately 2.1 million metric tons were hygienic tissue paper.

         Although annual hygienic paper consumption in China is only a fraction of that in the West, consumption grew at an annual compounded rate of 15.7%, from 680,000 metric tons in 1990 to 2.1 million metric tons in 1997. Annual per capita consumption increased from 0.6kg to 1.7kg, which is still less than 10% of the United States, where annual per capita consumption exceeds 19kg.

         While China still lags behind developed countries in the hygienic paper consumption, the volume and variety of paper products consumed is growing each year. Tissue products currently available in China include folded handkerchiefs, facials, napkins, bathroom tissues, kitchen and other paper towels, and moist tissues. Western packaged facials, handkerchiefs, napkins and bathroom tissues are now sold in supermarkets in major cities.

         From 1988 to 1992, toilet paper accounted for more than 95% of all tissue paper sold in China. With the subsequent increase in per capita income, toilet paper accounted for 88% while tissues accounted 12% in 1995, according to a industry survey. In 1997, the estimated proportion of toilet paper fell to approximately 75%, while tissues rose to 25%, of which 15% was napkins and 10% facials.

         We believe that most mills producing hygienic paper in China are under-financed, poorly managed and producing low-grade products, covering approximately 65% of the mass market.

         The two mills we are building target medium- and premium-quality paper product markets. Depending on the grade of raw materials used, our products can also compete in the top end of the mass market. Currently, the top end of the tissue paper market comprises approximately 15% of the total market.

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

o Fujian Hengan Holding Co. Ltd. in Changde, Hunan Province, now produces tissue paper to meet its requirements for production of diapers as well as paper. Estimated capacity: approximately 30,000 metric tons per annum. The company announced this year that it is planning to add another 30,000 metric tons per annum of capacity at an estimated cost of US$24 million.

     Given the above-described capacities together with our estimated production capacity, we believe the need for top quality products for both domestic and on-premise (tourist) consumption will be temporarily met until the next round of economic growth in China.

DF CHINA TECHNOLOGY POSITIONING

         Despite recent double-digit growth in China and projected annual growth of around 7%, we assume that the majority of consumers in China will not be able to afford premium-priced hygienic paper products for several years to come. Accordingly, we plan to position ourselves in the mass market as well as in the medium- to premium-priced market. Our strategy is to penetrate the mass market with the aim of cultivating consumer purchasing habits, appreciation of our quality products, and recognition of our brand names over the years. We intend to have raw materials for the mass-market products contract-manufactured by smaller paper mills and to produce raw materials for higher-end products at our own mills as they are commissioned.

         In addition to the vast market in China, we are beginning to target nearby Asian export markets, namely Macau, Taiwan and Hong Kong. We have begun to produce away-from-home products including hand roll towels (HRT), jumbo roll tissues (JRT) and multi-fold towels. Our aim is to export sufficient quantities to match our U.S. dollar expenditures for imported waste paper, mainly from the U.S. Export sales help us control currency risk by matching foreign currency expenses and revenues. Export of Chinese-manufactured goods coupled with the purchase of raw materials from overseas is also consistent with the national policy of the People's Republic of China, which encourages two-way trade. Furthermore, we are also targeting the premium away-from-home market for tourism. With Beijing's recent selection to hold the Olympics in 2008, China is very focused on developing its tourism industry which will spur demand for quality tissue products.

RESEARCH AND DEVELOPMENT. We have not incurred any significant expenses on research and development activities except for the research work on the E-commerce platform, details of which are discussed in Item 9 below.

ENVIRONMENTAL CONTROLS. We anticipate that the Chinese government will increase its requirements for environmental controls. With this in mind, we are installing and employing environmental control standards that meet U.S. standards, which exceed those currently required by the PRC.

         The environmental controls we are installing at Paper Mill No. 2 have been approved by the provincial authorities and the central government. The paper mills will use an enzymatic deinking agent instead of traditional chemical agents. This biological process will reduce chemical use by approximately 90%. The effluent output is mostly clay, which can be used for construction, and the effluent water will be treated in lagoons. The effluent water, after treatment, will meet the standards set by the Chinese government for biological oxygen demand (BOD), chemical oxygen demand (COD), suspended solids (SS) and pH.

         The entire deinking process has been designed in-house by U.S. and European experts assisted by an independent consultant. Our waste treatment process and plants have been designed by specialists in the U.S., but are being built in China.

         Similar environmental controls are proposed for Paper Mill No. 1 and have been approved by the local environmental protection agency. We expect them to be approved by the provincial authorities and the central government.

         Because our environmental procedures will have received local authority approval prior to equipment installation, we do not anticipate incurring any significant environmental clean-up expenses other than those that are part of our regular operating costs.

NUMBER OF EMPLOYEES. On March 31, 2001 we employed 62 persons. Once the operations in Conghua and Jiang Yin are fully operational, the number of employees will increase substantially, as it will when installation of the deinking and tissue making operations commence at the paper mills.

VENUE OF SALES. Most of our sales for fiscal years 1998-2000 were in Hong Kong. We have now achieved an approximate 50-50 mix between domestic and export sales.

PATENTS, COPYRIGHTS AND INTELLECTUAL PROPERTY.

         We hold no patents, copyrights or intellectual property other than trademarks established for our new paper products for the consumer market. We are not aware of any patents, trademarks, licenses, franchises and concessions that would affect our business and production described herein.

ITEM 2. DESCRIPTION OF PROPERTY.

         CONGHUA - PAPER MILL NO. 1.

         We have the land use rights to 16,011 square meters in a development zone in Conghua, Guangzhou, PRC, on which we have constructed a paper converting plant and warehouse, a conference center, and a 52-room guest house. The recycled pulp production and paper making facilities are planned for a tract of approximately 35,000 square meters in Xinhui, near Guangzhou, near other tissue and industrial-grade paper manufacturers, on a major river with ready access to road and river transportation facilities and an abundant supply of electricity.

         JIANGYIN - PAPER MILL NO. 2.

         Paper Mill No. 2 was originally owned by a Sino-foreign equity joint venture of our company, Jiangsu Huaxi Holdings Corporation and Broadsino Investment Company Ltd ("Broadsino"). The joint venture company, Jiang Su Dransfield Paper Co. Ltd. ("Jiang Su ") was 40% owned by Jiangsu Huaxi Holdings Corporation and 60% owned by DF Paper Jiangsu Ltd ("DFPJ") (formerly known as "Dransfield Broadsino Paper Holdings Limited"), a company 80% owned by us and 20% owned by Broadsino. We had agreed to provide Broadsino's equity contribution (approximately US$1.9 million) to the joint venture through a loan to Broadsino bearing compound interest at the rate of 6% a year.

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

         Originally, the joint venture was established to ensure an adequate supply of electricity to the mill. Our Chinese partners were to contribute a 12,000-kilowatt-hour, coal-fired, power plant as their 40% interest in the joint venture. This power plant currently supplies electricity to other plants nearby and was to supply the required electricity and steam to the paper mill. However, there now being an adequate supply of electricity in the area in which the factory is situated, we believe we are in a position to develop and operate the factory on the strengths of our own management.

         In an effort to generate funds from sources other than the public market, we agreed in July 1999 with Jiangsu Huaxi to exchange shares of our common stock in partial payment for land in Jiangyin, the site of Paper Mill No.
2. Under the agreement, we outlined the desire to convert our Sino-foreign equity joint venture into a foreign company, wholly owned by DFPJ, which WAS 80% held by us.

         Originally DFPJ had committed to contribute US$9.3M (approximately HK$72M) to Jiang Su, to be financed by a shareholders' loan. During the year ended March 31, 2000, Jiang Su became a wholly owned subsidiary of DFPJ as a result of changes in the agreement with the PRC joint venture partner. Accordingly, the registration status of Jiang Su was changed from a Sino-foreign equity joint venture company to a wholly owned foreign enterprise on October 14, 1999.

ACQUISITIONS.

(a) On July 20, 1999, DFPJ entered into an agreement with Jiangsu Huaxi Holdings Corporation ("Jiangsu Huaxi"), the PRC joint venture partner of Jiang Su Dransfield Paper Co. Ltd ("Jiang Su").

         It was agreed that Jiangsu Huaxi give up the rights to invest and gain a 40% equity interest in Jiang Su as originally stated in the joint venture agreement between DFPJ and Jiangsu Huaxi. Accordingly, Jiang Su became a wholly owned subsidiary of DFPJ and the registration status of Jiang Su was changed from a Sino-foreign equity joint venture company to a wholly owned foreign enterprise on October 14, 1999.

(b) In the current year, the Company entered into an agreement with Bonnaire whereby Bonnaire assigned its rights, title, interest and benefit to/in the HK$14.4 million loan to Company and transferred all its beneficial interest in the shares of DFPJ to the Company in full, and settled all amounts due from Bonnaire to the Company in respect of the HK$14.4 million loan in full. Accordingly, DFPJ became a wholly owned subsidiary of the Company.

(c) On August 8, 2000, the Company entered into an agreement with a third party whereby the Company agreed to acquire 26% equity interests in Tianjin 3D Image Technique Company Limited ("TJ3D") a consideration of 1,560,000 shares of the Company's common stock valued at HK$12.9 million (US$1.7 million) based upon the closing price of the Company's common stock on August 8, 2000.

TJ3D is engaged in production and distribution of three-dimensional visual products, which were developed by Professor Li, an executive director of the Company, and his team.

OFFICE FACILITIES.

         We have our office facilities located at Shenzhen and Conghua.

ITEM 3. LEGAL PROCEEDINGS.

         Neither our company nor any of its properties is a party to or the subject of any material pending legal proceedings other than ordinary routine litigation incidental to its business.

ITEM 4. CONTROL OF REGISTRANT.

         At the balance sheet date, we are an independent company. Our major shareholder is Dransfield Holdings, a Cayman Islands company listed on the Hong Kong Stock Exchange, which has a 29.7% share in us.

         The following table sets forth, as of August 31, 2001, information with respect to any person known to us to be the beneficial owner of more than ten percent of our Common Stock and the total amount of our Common Stock beneficially owned by the officers and directors as a group:


                                                                           Percent
                           Owner                     Amount Owned          of Class
                           -----                     -------------      -------------
Dransfield Holdings Limited                              5,909,000(1)            29.7%

Grandom Asia Trading Limited                             2,226,157               11.1%

Officers and Directors as a
         Group(5 persons)                                4,658,612               23.4%

----------

         (1) Represents sole voting and investment powers with respect to these shares.

ITEM 5. NATURE OF TRADING MARKET.

OUTSIDE THE UNITED STATES

         There is currently no trading market outside the United States for our Common Stock.

INSIDE THE UNITED STATES

         Our Common Stock is listed for trading on the Nasdaq SmallCap Market under the symbol "DFCT".

         Our Common Stock commenced trading in the U.S. on April 2, 1997. The reported high and the low sales prices have been as follows:


                                          (Closing Price)

              Calendar Quarters         High              Low
              -----------------         ----              ---
              1997, 2nd Quarter         $5.25             $2.500
              1997, 3rd Quarter         $4.875            $3.250
              1997, 4th Quarter         $4.875            $4.313
              1998, 1st Quarter         $4.000            $2.750
              1998, 2nd Quarter         $2.875            $1.625
              1998, 3rd Quarter         $2.375            $0.75
              1998, 4th Quarter         $2.125            $0.313
              1999, 1st Quarter         $2.250            $1.250
              1999, 2nd Quarter         $1.250            $0.781
              1999, 3rd Quarter         $1.125            $0.797
              1999, 4th Quarter         $12.000           $0.438
              2000, 1st Quarter         $7.563            $2.625
              2000, 2nd Quarter         $4.375            $1.438
              2000, 3rd Quarter         $1.9375           $0.9375
              2000, 4th Quarter         $2.4219           $0.3438
              2001, 1st Quarter         $1.5625           $0.3750
              2001, 2nd Quarter         $0.6250           $0.2600

         Of the 19,916,218 outstanding shares of Common Stock, 7,341,749 shares are held in the United States by approximately 1,034 record holders and 12,574,469 shares are held in Hong Kong by approximately 430 shareholders, one of whom, Dransfield Holdings Limited, a Cayman corporation, owns 5,909,000 shares.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         The business of our company is conducted in and from Hong Kong and the People's Republic of China

("the PRC") in Hong Kong dollars and the PRC Renminbi. Periodic reports made to U.S. shareholders are expressed in U.S. dollars using the then-current exchange rates.

         The PRC Government imposes foreign currency control in part through direct regulation of the conversion of Renminbi into foreign exchange and through foreign trade restrictions. The conversion of the Renminbi into U.S. dollars must be based on the People's Bank of China ("PBOC") Rate. The PBOC Rate is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In line with the unification of the two exchange rates, the Renminbi was revalued at HK$1.00=RMB1.12 and US$1.00=RMB8.70 on January 3, 1994. Since revaluation, the exchange rate has fluctuated between a range of US$1.00 = RMB8.30 and US$1.00 = RMB8.70.

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


         The Hong Kong dollar is freely convertible into the U.S. dollar. Since October 17, 1983, the Hong

Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements for the link is an agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, HSBC, Standard Chartered Bank and the Bank of China. Under the agreement, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing bank to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of US$1.00 = HK$7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent of U.S. dollars at the fixed rate. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

         The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issue of Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated significantly from HK$7.80 to US$1.00. See "Selected Financial Data" below. The Hong Kong government has stated its intention to maintain the link at that rate. The Hong Kong government has stated that is has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies (including the U.S. dollar). The PRC and the United Kingdom agreed in 1984 pursuant to the Joint Declaration of the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the People's Republic of China on the Question of Hong Kong ("the Joint Declaration") that, after Hong Kong became a special administrative region of the PRC (the "SAR")on July 1, 1997, the Hong Kong dollar will continue to circulate and remain freely convertible. However, no assurance can be given that the SAR government will maintain the link at HK$7.80 to US$1.00, if at all.

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

ITEM 8. SELECTED FINANCIAL DATA.

         The following selected financial data for the five years ended March 31, 2001, are derived from the audited consolidated financial statements of our company and of Dransfield Paper, with whom we merged on February 26, 1997. The data should be read in conjunction with the consolidated financial statements and the related notes, which are included elsewhere in this annual report.

                                                                       Years ended March 31,
                                      --------------------------------------------------------------------------------------
                                         1997           1998           1999           2000           2001           2001
                                        HK$'000        HK$'000        HK$'000      HK$ "000(1)     HK$'000(1)     US$'000(1)
                                      -----------    -----------    -----------    -----------    -----------    -----------
Income Statement Data:

Net Sales(2)                              147,244         54,631          4,812          1,502          9,343          1,198

Income (loss) before interest and
  income taxes and minority                   329         (3,791)        (8,843)        (7,009)       (88,242)       (11,312)
  interests

Interest income/(expenses),
  net(2)                                   (1,810)          (525)          (254)            41             --             --

Provision for income taxes                   (309)          (417)             9             --             --             --

Loss after income
  taxes but before minority
  interests                                (1,790)        (4,733)        (9,088)        (6,968)       (88,242)       (11,312)

Net loss(2)                                   (24)        (4,733)        (9,088)        (6,968)       (88,242)       (11,312)

Basic net loss per share
  (in US$)                                  (0.16)         (0.39)         (0.58)         (0.43)         (4.57)         (0.59)


                                                                            As at  March 31,
                                      ---------------------------------------------------------------------------------
                                         1997          1998          1999          2000          2001          2001
                                        HK$'000       HK$'000       HK$'000     HK$ "000(1)    HK$'000(1)    US$'000(1)
                                      -----------   -----------   -----------   -----------   -----------   -----------
Balance Sheet Data:

Fixed assets(3)                           123,161       178,434       186,642       200,909       143,332        18,375

Total assets(3)                           209,466       211,277       208,338       224,983       150,745        19,326

Long term liabilities(4)                  120,652        53,532        58,359        14,350            --            --

Equity                                     33,265       153,609       145,460       206,698       139,610        17,898

No. of common stock issued              9,800,000    15,585,000    15,585,000    18,165,007    19,916,218    19,916,218

----------

(1) The translation from Hong Kong dollars into U.S. dollars for the 2001 data is at US$1.00 equals HK$7.8003, the conversion rate prevailing on March 30, 2001.

(2) For a discussion of the reasons for the significant changes in certain selected financial data between fiscal years 1999, 2000, and 2001, see below, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the subsections thereof as follows: for "Net Sales" in the table above, see "Sales" below; for "Interest income/(expenses), net" above, see "Interest Expense" below; and for "Net income" above, see "Net income" below.

(3) Total assets decreased to US$19.3 million in 2001. This was primarily due to a significant US$7.95 million provision against our fixed assets which was the result of surveys conducted by professional surveyors and a US$703,000 impairment against our investment in Tianjin 3D. Due to the difficult fund raising environment after the Asian economic crisis we engaged professional surveyors to identify potential asset impairments at our two unfinished paper mills. Total assets increased to US$28.8 million in 2000, a US$2.1 million increase over 1999. The 2000 increase was mainly attributable to an increase of US$1.8 million in fixed assets, an increase of US$94,000 in inventories and an increase of US$161,000 in deposit for fixed assets.

(4) Long-term liability of US$1.8 million in 2000 is a loan from a related company. Long-term liabilities in 1999 were composed mainly of US$5.7 million owed to the company's parent in the period, Dransfield Holdings Limited and a US$1.8 million loan from a related company.


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

OVERVIEW.

         We had no business until we merged on February 26, 1997, with Dransfield Paper. The financial statements included herein (see "Financial Statements") and the references below to our business operations refer also to Dransfield Paper's financial statements and business operations before the merger, to which we succeeded upon our merger with Dransfield Paper. Certain vertical integration activities (see "Outlook" below) are reflected in the statements of operation and cash flows for the fiscal years ended March 31, 1999, 2000, and 2001.

         During the year, as a result of inadequate funding, the management anticipated that the revenue generated from certain paper mills might be below expectations due to the delay in completion or temporary suspension of construction of the paper mills in Xinhui, Guangdong Province and in Huaxi, Jiangsu Province, the PRC. This served as an indication that the carrying values of the property, plant and equipment of paper manufacturing division might exceed the undiscounted future cash flows expected to be generated from these property, plant and equipment. Therefore, we hired professional surveyors to value our unfinished paper mills for potential asset impairments. And, after taking advice from professional valuers, we recognized an HK$61.99 million (US$7.94 million) impairment loss for the year ended March 31, 2001.

         The following is a summary of the impairment loss of property, plant and machinery by category for the year ended March 31, 2001 (in thousands):

                                              Leasehold land              Machinery
                                               and buildings            and equipment
                                          -----------------------   -----------------------
                                             US$          HK$          US$          HK$
Paper manufacturing                            1,776       13,854        6,171       48,136
                                                       ==========   ==========   ==========

         Moreover, the Company's newly acquired affiliate, Tianjin 3D, which is engaged in the production and distribution of three-dimensional visual products, has not achieved the profitability target established upon its acquisition. Management determined that the anticipated reduction in revenue as a result of change in market conditions would not be temporary. Accordingly, we recognized an HK$5.48 million (US$703,000) impairment during the year ended March 31, 2001 primarily due to the reduction in revenues as compared with the affiliate's profitability projections.

RESULTS OF OPERATIONS.

         The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the three years in the period ended March 31, 2001:


Year ended March 31                          1999          2000           2001
                                           ---------     ---------     ---------
Sales                                          100.0%        100.0%        100.0%
Cost of sales                                  (90.9)       (104.7)       (129.8)
                                           ---------     ---------     ---------
Gross margin                                     9.1          (4.7)        (29.8)
                                           ---------     ---------     ---------

Selling, general and
  administrative expenses                     (174.7)       (535.4)       (152.4)
Interest income and expense                     (5.3)          2.7            --
Other income and expenses, net                 (18.1)         73.4        (762.2)
                                           ---------     ---------     ---------
                                              (198.1)       (459.3)       (914.6)
                                           ---------     ---------     ---------

Net loss                                      (189.0)%      (464.0)%      (944.4)%
                                           ---------     ---------     ---------

SALES.

         DFCT's turnover in fiscal 2001 was HK$9.3 million (US$1.2 million) compared with HK$1.5 million (US$193,000) in fiscal 2000. The more than six times increase in turnover this year was due to a pick-up in sales of our own manufactured hygienic paper products as we slowly ramped up our converting operations in Conghua. Turnover was HK$4.8 million (US$615,000) in FY 1999. The decrease in turnover in FY 2000 was due to further contraction of our paper merchanting activities that were started in 1994 to build experience and establish business contacts for our entry into the tissue paper industry.

GROSS MARGIN.

         Gross loss of HK$2.79M (US$357,000) in FY 2001 versus HK$70,000 (US$9,000) in FY 2000 and a gross margin of HK$436,000 (US$56,000) in FY 1999.
The gross loss during the year was due to trial projects we undertook with two small tissue papermaking mills we signed leases for early this year. Management estimates that the trial runs cost us approximately HK$2 million (US$256,000), which over-burdened our cost of sales and caused the gross loss for the year. The trials proved that the mills were uneconomical and ineffective. The equipment was substandard, and the mills were too small to produce jumbo rolls cost-effectively and with consistent quality. We accordingly decided to discontinue using those mills. Most of these small mills in China can make little profit and will actually benefit substantially from using our cost-effective recycled pulp. Our experience with the two small mills confirmed our original strategy of targeting small mills in China as potential customers for our recycled pulp. Furthermore, operating the small mills gave us a better understanding of their needs and gives us credibility when we approach them as potential customers for our recycled pulp.

The gross loss in fiscal 2000 was due to insufficient scale of operations at our converting facilities while the gross margin in 1999 was from our merchanting activities.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

         Selling, general and administrative expenses for FY 2001 were HK$14.2 million (US$1.8 million) while they were HK$8 million (US$1,031,000) and HK$8.4 million (US$1,078,000) in FY 2000 and FY 1999 respectively. The increase in selling, general and administrative expenses were due to the HK$1.6 million (US$203,000) marketing expense incurred to promote Changsvision and expenses incurred to build our marketing and distribution channels.

INTEREST EXPENSE, NET.

         There was no interest income in FY 2001 compared to HK$41,000 (US$5,000) in FY 2000 from interest earned on time deposits of capital raised through stock issues. The net interest expense of HK$254,000 (US$33,000) in FY 1999 was attributable mainly to financing for our paper merchanting activities. The company currently has no interest bearing liabilities.

OTHER INCOME AND EXPENSES, NET

         Other income for FY 2001 mainly represents agency commission received and deposits refunded. In FY 2000, other income mainly represented a lump sum fee income of HK$1 million (US$131,000) for consultancy services rendered to a third party on various investment opportunities related to paper industry in the PRC.

NET LOSS.

Net loss from ordinary activities attributable to shareholders was HK$87.8 million (US$11.3 million) in fiscal 2001 compared to HK$6.9 million (US$895,000) and HK$9.1 million (US$1.2 million) in fiscal 2000 and 1999 respectively. A breakdown of our net loss this year is provided below:


ONE-TIME ITEMS

                 HK$ Millions      US$ Millions                        Explanation
                 ------------      ------------                        -----------
                   $ 61.99            $ 7.95    Fixed asset provision for the potential decline in value of our unfinished paper mills
                      8.34              1.07    Equity in loss of an affiliate
                      1.58              0.20    Start-up marketing expenses on Changsvision for Tianjin 3D
                      2.00              0.26    Loss incurred from trial production at the two small paper mills
                   -------            ------
Sub-total            73.91              9.48
                   -------            ------

RECURRING ITEMS

                   $  0.78            $ 0.10    Expenses incurred to develop our sales & marketing team
                      0.93              0.12    Bad-debt expense from dealing with small local distributors
                      1.68              0.21    Corporate expenses for maintaining our listing
                      0.40              0.05    Amortization of employee stock option expenses
                      2.47              0.32    Depreciation
                   -------            ------
Sub-total             6.26              0.80
                   -------            ------

                      8.07              1.03    Operational losses due to insufficient turnover

                   -------            ------
TOTAL              $ 88.24            $11.31
                   =======            ======

The HK$88.2 million (US$11.31 million) net loss this fiscal year was primarily due to a HK$61.99 million (US$7.95 million) provision made by the Group for the diminution in value of fixed assets and a HK$8.34 million (US$1.07 million) equity in loss of an affiliate, Tianjin 3D. Due to the difficult fund raising environment after the Asian economic crisis, we engaged professional surveyors to identify potential asset impairments at our two unfinished paper mills. As a result and for prudence reasons, we made significant provisions against our fixed assets.

The provision does not affect cash flows or the intrinsic value of our past investment. Once we raise the funds required to complete our two paper mills, our shareholders will benefit from this one-time provision through lower depreciation and amortization expenses in the future.

Furthermore, the items not affecting cash flow this year are:

                 HK$ Millions      US$ Millions                        Explanation
                 ------------      ------------                        -----------
                   $  61.99          $  7.95    Fixed asset provision for the potential decline in value of our unfinished paper mills


                       0.93              0.12   Bad-debt expense from dealing with small local distributors
                       8.34              1.07   Equity in loss of an affiliate
                       2.47              0.32   Depreciation
                       0.40              0.05   Amortization of employee stock option expenses
                   --------          --------
                   $  74.13          $   9.51
                   ========          ========

The net loss in fiscal 2000 were due to

o        HK$827,000 (US$106,000) loss from our paper merchanting division

o        HK$873,000 (US$112,000) in corporate expenses

Items not affecting cash flow:

o HK$2.3 million (US$295,000) in amortization and depreciation of land and building, factory, and machinery of our Conghua converting plant

o        HK$616,000 (US$79,000) increase in inventory provisions

o        HK$624,000 (US$80,000) amortization of employee stock option expenses

And the net loss in 1999 was mainly due to a HK$3.9 million (US$510,000) loss from our paper merchanting division, HK$630,000 (US$81,000) in corporate expenses and two items not affecting cash flows. Those include HK$2.8 million (US$359,000) in amortization and depreciation of our Conghua converting plant and HK$939,000 (US$121,000) amortization of employee stock option expenses.

BALANCE SHEET ITEMS.

         Significant changes in several balance sheet items occurred from fiscal years 2000 to 2001 - in particular, fixed assets, and shareholders' equity. These changes reflect -

o the decrease in fixed assets from HK$200.9 million (US$25.8 million) to HK$143.3 million (US$18.4 million), reflecting the HK$62 million (US$7.9 million) provision against fixed assets,

o the issuance of 1,751,211 shares of common stock for HK$16.9 million (US$2.1 million) to acquire a minority interest in Tianjin 3D Image Technique Co. Ltd and for partial settlement of supplier payables.

LIQUIDITY AND CAPITAL RESOURCES.

         We had negative cash flows from operations of HK$11.7 million (US$1.5 million) and HK$2.7 million

(US$346,000) respectively in fiscal years 2001 and 2000, and positive cash flows of HK$6.4 million (US$820,000) in FY 1999. The 2001 negative performance was due to a HK$1 million (US$129,000) increase in receivables from increased sales, and operating loss incurred for one of its paper mills which has a full year against four months' operation in FY 2000 as a result of increased in selling, general and administrative expenses incurred for various efforts to improve our revenues. The year 2000 negative performance was due to a HK$0.7 million (US$94,000) increase in net inventories and a HK$506,000 (US$65,000) decrease in accounts payable. The positive cash flows in FY 1999 were due to a HK$10.2 million (US$1.3 million) decrease in net accounts receivable and a HK$1.1 million (US$143,000) decrease in net inventories.

Our fixed asset investments in our paper mills reduced cash flows by HK$3.7 million (US$476,000) in FY 2001, HK$6.8 million (US$864,000) in FY 2000, and
HK$3.1 million (US$402,000) in FY 1999. No gain or loss of disposal of fixed assets was recognized in FY 2001 and FY 1999. The gain on disposal of fixed assets recognized in FY 2000 was HK$68,000.

In fiscal 1999, DFCT repaid HK$4.1 million (US$530,000) in loans made to us by Dransfield Holdings Limited ("DHL"). In FY 2000, we received HK$13.1 million (US$1.7 million) from issuing new shares of common stock, of which HK$2.4 million (US$310,000) was used to repay a loan made by a minority shareholder and HK$0.7 million (US$87,000) to repay loans made by DHL. And in fiscal 2001, HK$3.5 million (US$449,000) were received from issuing new shares of common stock.

Additional capital expenditures of approximately HK$55 million (US$7 million) as more fully explained below must be made to complete the first two papers mills.


                                                            US$000s
                                           ---------------------------------------
                                                          To Be
Capital Requirement                        Purchased     Purchased          Timing
                                           ---------     ---------          ------
MILL NO. 1:
Used Deink Line (Belgium)                                            Apr 96
Used Paper Making Machine (USA)                                      Nov 96-Apr 97
Used Paper Converting (USA, Japan)                                   Jan 96
Land & Building (USA)                                                Jan 95-Oct 95
                                           -------
         Sub-Total                         $13,789
New Auxiliary Equipment (China)                             $3,800   Apr 01-Dec 02
New Environmental Control
  Equipment (China/USA)                                        158   Apr 01-Dec 02
Infrastructure (China)                       1,211           1,966   Apr 01-Dec 02
                                           -------       ---------
         Sub-Total                          15,000           5,924

MILL NO. 2:
Used Deink Line (USA)                                                Jan 96
Used Paper Making Machine (Belgium)                                  Jan 96
Used Paper Converting (USA, Japan)                                   Apr 96
Land & Building (USA)                                                Sep 96-Dec 97
                                           ---------
         Sub-Total                             8,211
New Auxiliary Equipment (China)                              3,750   Apr 01-Jul 02
New Environmental Control
  Equipment (China/USA)                                        206   Apr 01-Jul 02
Infrastructure (China)                         1,452         1,320   Apr 01-Jul 02
                                           ---------     ---------
         Sub-Total                             9,663         5,276

MILL NO. 3:
Used Paper Making Machine                      1,000                 Nov 96-Apr 97
                                           ---------
(USA)
         Sub-Total                             1,000

MILL NO. 4:
Used Paper Making Machine                      1,000                 Nov 96-Apr 97
                                           ---------
(USA)
         Sub-Total                             1,000
                                           ---------     ---------
                 TOTAL                     $  26,663     $  11,200

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

         o $6.5 million advance from Dransfield Holdings from September 1997 through March 1998,

         o $1.0 million advance from Dransfield Holdings from April 1998 through March 1999,

         o $1.5 million by the issuance of common stock to contractors from April 1999 through March 2000, and

         o $1.2 million advance from Dransfield Holdings from April 1999 through March 2000.

         o $1.1 million advance from Dransfield Holdings from April 2000 through March 2001.

         We plan to raise the approximately US$7 million required to complete our two paper mills from investors or through merging with an existing paper mills in China. The balance of US$4 million will be financed through credit from suppliers.

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

         Our vertical integration plans embrace the following activities, one of which is operational. All others are still in the development stage:

o Recycled pulp production. We will process waste paper into recycled pulp. Until we need all the recycled pulp for our own further processing, we will offer approximately half of what we produce for sale to other paper mills in China and will use the balance for our own paper making operation.

o Papermaking. We will employ our paper making machines to process recycled pulp into jumbo tissue rolls. Until we need all the jumbo rolls for our own further processing, we will offer approximately half of what we produce for sale to other companies in China with paper converting plants and will use the balance for our own paper converting plants.

o Paper converting. We are now converting jumbo rolls of paper into finished paper products, such as bathroom tissue, facial tissue, napkins and handkerchiefs, which are packaged and distributed to customers.

We estimate that the net operating margins in these divisions will be as follows:

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

                                            Recycled Pulp             Paper             Paper
                                             Production               Making            Converting
                                             ----------               ------            ----------
Phase 1:  Under construction
  Paper Mill No. 1                          December 2002             April   2003      Operational
  Paper Mill No. 2                          August 2002               January 2003      Operational

Phase 2:  Planned.  Not under construction
  Paper Mill No. 3                          August 2003               December 2003     December 2003
  Paper Mill No. 4                          August 2004               December 2004     December 2004


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

         We will invest a total of approximately US$11.1 million before the investment loss described earlier for the deinking and paper-making plants, both of which will be 100% owned by us.

PAPER MILL NO. 2. We expect to invest a total of approximately US$13 million, in Paper Mill No. 2 in the city of Jiangyin in Jiangsu Province, 90 minutes west of Shanghai, China. Paper Mill No. 2 was originally owned by a Sino-foreign equity joint venture of our company, Jiangsu Huaxi Holdings Corporation and Broadsino Investment Company Ltd., as described under Item 2.

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

         On July 20, 1999, DF Paper Jiangsu Ltd ("DFPJ") (formerly known as "Dransfield Broadsino Paper Holdings Limited") entered into an agreement with Jiangsu Huaxi Holdings Corporation ("Jiangsu Huaxi"), the PRC joint venture partner of Jiang Su Dransfield Paper Co. Ltd ("Jiang Su").

         It was agreed that Jiangsu Huaxi give up the rights to invest and gain a 40% equity interest in Jiang Su as originally stated in the joint venture agreement between DFPJ and Jiangsu Huaxi. Accordingly, Jiang Su became a wholly-owned subsidiary of DFPJ and the registration status of Jiang Su was changed from a Sino-foreign equity joint venture company to a wholly-owned foreign enterprise on October 14, 1999.

         In the current year, the Company entered into an agreement with Bonnaire whereby Bonnaire assigned its rights, title, interest and benefit to/in the HK$14.4 million loan to Company and transferred all its beneficial interest in the shares of DFPJ to the Company in full, and settled all amounts due from Bonnaire to the Company in respect of the HK$14.4 million loan in full. Accordingly, DFPJ became a wholly owned subsidiary of the Company.

         The converting facility at Paper Mill No. 2 in Huaxi, Jiangsu Province, was commissioned in July 1999 and is now in test production. Pending completion of our own recycled pulp production and paper making plant, we will be obtaining an interim supply of medium- and low-grade tissue paper for our converting facility from overseas.

         To start off with, we estimate that we will use less than half of the 120-metric-tons-per-day of recycled pulp produced in Paper Mill No. 2's own tissue paper plant. Until we need it for our own finished products, we will sell more than half of the production to other paper mills in Jiangsu and Zhejiang Provinces, which have an annual demand of 1,400,000 metric tons.

         Subject to funding, we expect to complete the de-inking facility in 5 months, and complete the paper-making operations four months after that. Included in our funding plan is approximately HK$8 million (US$1.05 million) payable by installments in settlement of land for the paper mill purchased from our landlord.


PAPER MILLS NO. 3 AND 4. Eventually we plan to assemble and operate two additional integrated paper mills - that is, plants for recycled pulp production, paper making, and paper conversion - one in northern China in the Tianjin area, and the other in western China in the Sichuan Province. These two paper mills will be installed after the first two mills, now under construction, are operational. Subject to funding and satisfactory operation of Mills No. 1 and 2, our plans envision the commencement of full operations at Paper Mills No. 3 and 4 by the last quarter of fiscal 2004. Considerable equipment has already been acquired for the paper-making and conversion plants for Paper Mills No. 3 and No. 4.

         As stated earlier, our plans include recycling waste paper into pulp, which is different from China's current norm of importing virgin fiber. The following table shows the present annual demand for recycled pulp and jumbo rolls, in the areas to be served by our four planned paper mills, and the expected annual production of our mills:


                                                                               The Company's
                                                                                  Planned
                                                                                  Maximum
                                                         Potential              Production
                                                          Demand               (Recycled Pulp)
         Phase I          Province/City                (Metric Tons)           (Metric Tons)
         -------          -------------                -------------           -------------
         No. 1            Guangdong Province                 861,022                  60,000
         No. 2            Jiangsu Province                   767,050                  72,000
         No. 2            Zhejiang Province                  679,100
         No. 2            Shanghai Municipality              234,547
                                                          ----------           -------------
                                            Total          2,541,719                 132,000

                                                                                The Company's
                                                                                   Planned
                                                                                   Maximum
                                                        Potential                Production
                                                         Demand                (Recycled Pulp)
         Phase II         Province/City                (Metric Tons)           (Metric Tons)
         -------          -------------                -------------           -------------
         No. 3            Tianjin Municipality               221,400                   60,000
         No. 3            Beijing Municipality               101,000
         No. 3            Heibei Province                                            128,000
         No. 4            Sichuan Province                   238,750                  60,000
                                                       -------------           -------------
                                   Total                      689,150                120,000


         Our planned production represents only 4% of the annual requirements of the targeted markets before considering demand growth from each of the regions.

         Over recent years, virgin pulp prices have ranged from US$390 to US$960 a metric ton. U.S. office waste paper prices have ranged from US$20 to US$250 a metric ton. For example, prices in April 1999 were US$510 (cost and freight from U.S. West Coast to China) for virgin pulp plus 1% duty, compared with US$110 (cost, freight and duty) for office waste paper. Recycling costs in China are estimated to average US$200 per metric ton and not to exceed US$250 per ton. There is little market-recycled fiber in China, and what there is sell at prices 5 to 10% lower than virgin fiber prices.

         With reference to virgin pulp and office waste paper price volatility, the table below suggests, pro forma, how our planned integrated facilities would dampen the effects of price volatility with respect to profit margins:

                                                                  (US$ per Metric Ton)
                                                                          March

                                          1996        1997          1998         1999         2000         2001
                                       ----------   ----------   ----------   ----------   ----------   ----------
1. Virgin Pulp Cost                    $      390   $      520   $      500   $      510   $      640   $      620

2. Secondary Fiber
     -Raw Material
     (Office Waste)                    $    20-70   $   30-100   $   30-100   $   30-100   $   50-150   $   50-150
     -Freight Cost                             80           50           35           35           25           25
     -Processing Cost
     (Average)                                200          200          200          200          200          200
                                       ----------   ----------   ----------   ----------   ----------   ----------
                                       $  300-350   $  280-350   $  265-335   $  265-335   $  275-375   $  275-375

3. Profit Margin
         -Recycled Pulp(1)                    Low       Medium       Medium       Medium       Medium       Medium
         -Jumbo Roll(1)                       Low       Medium       Medium       Medium       Medium       Medium
         -Finished Products                  High       Medium       Medium       Medium       Medium       Medium

----------

(1) Until needed for our own production of consumer hygienic paper products, approximately half of this production is planned to be available for sale to other paper mills in China.

         From mid-1994 through March 2001, virgin pulp prices have been most volatile compared with the last 30 years.


MARKETING AND DISTRIBUTION.

         This past year, we marketed our products both through distributors and through our direct sales team. Selling through distributors and regular salesmen exposed us to credit collection problems, which resulted in a HK$927,000 (US$119,000) total bad debt expense this past year. We therefore decided to scale back to a smaller and more experienced sales management team, which has significantly reduced such problems. Going forward, we shall recruit more sales managers to handle sales and marketing for major customers. And for smaller chains and shops, we will identify state-owned distributors that have established distribution networks and sufficient working capital.

E-COMMERCE PLATFORM

         In 2000, we decided to establish a business-to-business (B2B) e-commerce platform to increase penetration into China's domestic market and bring cost-efficient delivery to our customers. Called DF Tradelink.com, Inc., the platform is a 50-50 joint venture with DFCT as a major shareholder, Dransfield Holdings Limited. DF Tradelink.com, Inc.'s goal is to become a dominant B2B marketplace for Chinese businesses dealing with one another in China as well as with foreign buyers and sellers. The initial target customers are China's grass roots retailers for whom a B2B platform can expand product offerings and deliver cost savings.

         In a related undertaking, DFCT is also participated in a joint venture to create E-Net Box Inc., a company that will provide set-top boxes to access the new B2B platform. A set-top box connects users with service providers via a box placed on top of a television set; messages appear on a television screen. E-Net Box has a number of innovative features and costs much less than a PC. A five-year plan calls for placing more than one million set-top boxes in retail outlets across China.

         We recognize that initial volume in B2B e-commerce will be small. To protect shareholders' interests, we have chosen an approach that is unique to China, one that we expect will hasten the profitability of the venture. We will use e-commerce in support of our conventional trading, not to replace it. Instead of relying on transaction fees, we expect to generate income by charging a fee for use of our set-top boxes and for technical information provided by us. And in view of the current market environment on the high-tech industry and DFCT's financial and management resources, we have temporarily put these projects on hold.

OUR PRESENT POSTURE.

         Our paper converting facility in Plant No. 1 is operational and is making our own DF-branded products. We are producing five products for distribution. The targeted mill output for each product is initially set as follows:

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


         We anticipate that our gross margins will be greater than the margins we received from distributing Proctor & Gamble's manufactured Tempo-brand paper handkerchief. Further, we will be distributing five products, not one. The equipment for Plant No. 2's paper converting facility was commissioned in July 1999 and is now in test production.

         The company's future results of operations and the other forward-looking statements contained in this outlook, in particular the statements regarding expansion plans, capital spending, costs of office waste paper and virgin fiber, and marketing, involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following:

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

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.

         The only market risk to which we are exposed is foreign currency risk. We trade in Renminbi, U.S. dollars and Hong Kong dollars. Both Renminbi and Hong Kong dollars are effectively pegged to the U.S. dollar at, respectively, approximately 8.32 and HK$7.8 to US$1. The table and narrative below describe how we intend to manage foreign currency risk.

         Chinese paper mills that import a substantial portion of raw materials, notably wood fiber, are subject to foreign exchange risk in the event of a decline in the Renminbi versus the U.S. dollar. Because wood fiber is traded on the world market in U.S. dollars, a weakening of the local currency would raise costs, which would normally be passed on to customers. We will set prices in U.S. dollar equivalents for our market-recycled pulp, thereby protecting our revenues against exchange rate fluctuations. Export sales will further help us manage foreign currency risk by matching foreign currency expenses and with foreign currency revenues. To that end, our experienced marketing staff will focus on extending our sales efforts in neighboring Southeast Asian countries.

         On the cost side, only about one-third of our costs to manufacture market-recycled pulp are paid in U.S. dollars and are therefore subject to exchange rate fluctuations. Our unique technical ability to combine imported waste-paper fiber with local non-wood fiber to manufacture import-substitute market-recycled pulp significantly decreases our dependence on imported raw materials. Accordingly, the proportion of our costs subject to U.S. dollar foreign exchange risk is substantially less than most mills that use 100% imported raw materials (see table below).

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

TABLE SHOWING IMPACT OF CLOSE TO 50% DEVALUATION OF THE RENMINBI


Exchange             Before devaluation                 After devaluation            Cost Difference
Rate US$1 =              RMB 8.32                           RMB 12.00                 per metric ton
                    ---------------------             ---------------------        ---------------------
                    Our Mill  Other Mills             Our Mill  Other Mills
                    --------  -----------             --------  -----------
Imported cost
per metric
ton, say            US$  150  US$     400             US$  150  US$     400


Renminbi
Equivalent          RMB1,248    RMB3,328              RMB1,800     RMB4,800

Our cost
advantage over            RMB2,080                           RMB3,000                RMB  920
competitors

US$ difference using the devalued exchange rate              US$76



ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY.

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

         Set forth below are the names, and terms of office of each of the directors, executive officers and significant employees of the company and a description of the business experience of each.

                                                           Office
                                                           Held           Term of
         Person                  Office                    Since          Office(1)
         ------                  ------                    -----          ---------
Horace YAO Yee Cheong, 55     Chairman                   Apr 1994         Apr 2002
                              and Chief Executive
                              Officer

Xuemin Wu, 48                 Director and
                              Chief Operating            Sept 2001        Apr 2002
                              Officer

Francis NG Ah Ba, 53          Director                   Jun 1998         Apr 2002

Kenneth MAK Kar Shun, 44      Director                   Apr 2000         Apr 2002

Thomas J. KENAN, 69           Director                   Mar 1997         Apr 2002

Kurt W. Krause, 56            Director                   Apr 1997         Apr 2002

Professor Li Chang, 43        Director                   Aug 2000         Apr 2002

Warren MA Kwok Hung, 43       Director                   Feb 1997         Oct 2000

Andy PANG Kwong Wah, 55       Director                   Jan 2000         Dec 2000

James MADISON, 51             General Manager            May 1996         May 2000
                              of Pulp and Paper;
                              now a Consultant

                                                           Office
                                                           Held           Term of
         Person                  Office                    Since          Office(1)
         ------                  ------                    -----          ---------
Manuel ALVAREZ, 65            General Manager            Apr 1995         Dec 1999
                              of paper converting
                              operations; now a
                              Consultant

CHEN Shu Hen, 47              General Manager of         Apr 1997         Apr 2002
                              Paper Mill No.1

JIA Yu Qiu, 37                Plant Manager              Apr 1997         Apr 2002

----------

(1) A director is subject to earlier removal, with or without cause, by the shareholders and with cause by the other directors. Officers are subject to earlier removal, with or without cause, by the directors.


EXECUTIVE DIRECTORS.

         HORACE YAO YEE CHEONG. Mr. Yao spent 17 years with Arthur Young & Company, international accountants, where he worked in accounting and business advisory services and rose to managing partner covering Hong Kong and the PRC. Mr. Yao's responsibilities include strategic planning and business development of the Group. Mr. Yao holds a master of business administration degree from a university in the U.S. and is a certified public accountant in the U.S., Australia and Hong Kong.

         XUEMIN WU. Mr. Wu has over 20 years experience in running manufacturing plants as well as service businesses in the Northern part of China. He is particularly skillful in delicate people management and in dealing with complex transactions involving Chinese state-owned enterprises. Mr. Wu has just been appointed to be responsible for the overall administration and operating management of the Group. He is a graduate of Nankai University and other institutions of higher education in Tianjin city, PRC. His concentrations of study in these institutions include engineering and international trade.

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

NONEXECUTIVE DIRECTORS.

         THOMAS J. KENAN. Mr. Kenan has 37 years experience as a practicing attorney in the United States, primarily in securities, corporation, and business reorganization law. He holds a master's of comparative laws degree from New York University.

         KURT W. KRAUSE. Mr. Krause is a founder and the president of Beverage Marketing Company, Inc., a US-based company specializing in the food and beverage industry. He has more than 30 years of experience in the industry, having been national sales manager of Pabst Brewing Company and a consultant to leading German breweries and American and Canadian spring water companies. He holds a BA degree from the University of Nebraska.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

         The directors and officers of our company received from it and its subsidiaries an aggregate of US$50,770 in compensation in the last fiscal year for their services in all capacities. There are no present plans, arrangements, or understandings concerning any change in compensation for them. Our company has no pension, retirement or similar benefits for directors and officers pursuant to a plan contributed to by our company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY.

         WARRANTS. Our company has no outstanding warrants as of August 31, 2001.

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

         The status of the Company's stock options as of March 31 is summarized below:


                                                   Number of       Weighted Average
                                                    options         Exercise Price
                                                ---------------    ----------------
Outstanding at March 31, 1998 and 1999                  510,000            US$2.80
Granted                                                 653,000            US$3.94
Exercised                                              (248,850)           US$2.80
Cancelled                                               (31,000)           US$2.80


Outstanding at March 31, 2000                           883,150            US$3.64
Granted                                               1,825,500            US$1.36
Cancelled                                            (1,482,500)           US$3.95
Forfeited                                              (426,650)           US$1.87


Outstanding at March 31, 2001                           799,500            US$0.82
                                                ===============    ===============

Options exercisable at:

March 31, 1999                                          255,000            US$2.80
March 31, 2000                                          112,650            US$2.80
March 31, 2001                                               --                 --
                                                ===============    ===============

         On May 29, 2000, 30,000 stock options were granted by the Company to certain directors and employees of the Company. On June 20, 2000, the board of directors invited the grantees of share options issued between January to May 2000 to surrender their share options by June 30, 2000 in exchange for the same number of stock options at an exercise price of US$1.75 per share, being the market closing price of the Company's shares on June 19, 2000. All stock options were surrendered and exchanged for new stock options on June 30, 2000.

         On December 1, 2000, 313,000 stock options were granted by the Company to certain directors and employees of the Company. On March 1, 2001, the board of directors invited the grantees of all outstanding stock options to surrender their share options at an exercise price of US$0.82 per share, being the average of the closing prices of the Company's shares for the five trading days immediately preceding March 1, 2001. All stock options were surrendered and exchanged for new stock options on March 1, 2001.

         A summary of information about the Company's stock options outstanding at March 31, 2001 is as follows:



                                                           No. of options      Weighted average
                                                           Outstanding at          remaining          Weighted average
             Exercisable period        Exercise price      March 31, 2001      contractual life       exercise price
             ------------------        --------------      --------------      ----------------       ----------------
              March 2, 2002 to
                 April 2, 2003         US$       0.82             799,500               2 years       US$         0.82


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Since the inception of the company's predecessor, Dransfield Paper, in March 1994, and since the merger on February 26, 1997, between Dransfield Paper and the company, the company has had transactions with fellow subsidiary companies (that is, companies that are subsidiaries of Dransfield Holdings Limited) in which Mr. Horace Yao, chief executive officer and a director earlier of Dransfield Paper and now of the company, had a direct or indirect interest as a director or as a beneficial shareholder. The fellow subsidiary companies provided accounting services, electronic data processing, and building lease and management services, all at rates believed by the directors of Dransfield Paper and now the company to be at approximately normal commercial rates. Such arrangement ceased during the year ended March 31, 2000 except for the storage and delivery service.

         Similarly, the company and its predecessor have had, since April 1996, and still have, transactions with Dransfield Trading Limited, a subsidiary of Dransfield Holdings Limited which employs and accounts for the activities of the sales personnel and for the distribution in Hong Kong and Macau not only of the company's earlier-distributed Tempo products but of the consumer products distributed by other business divisions of

Dransfield Holdings Limited (see "Business - General"). Under a new distribution agreement, Dransfield Trading Limited is responsible for marketing and administration of the sales of hygienic paper products. The company believes that its use of Dransfield Trading Limited in this manner results in lower distribution costs for a sales force. The company has continued to make use of Dransfield Trading Limited for the sales and distribution of its own DF-branded paper products, distribution of which products commenced in August 1997. Such arrangement ceased during the year ended March 31, 1999, re-activated during the year ended March 31, 2000 and ceased again during the year ended March 31, 2001.

RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

The major related party transactions and arrangements are described below:

(a)      Sales of products

         The Group sold products to Dransfield Trading Limited ("DTL"), a subsidiary of DHL, at cost plus 18% for the year ended March 31, 2000. Under this arrangement, DTL is responsible for the marketing and distribution of the Group's hygienic paper products. The mark-up was established based on the margins achieved by DTL on sales to ultimate customers after taking into account marketing and distribution costs incurred by DTL.

(b) Electronic data processing, accounting services and personnel and administrative charges

         In 1999, Dransfield Secretarial & Administrative Services Limited, a subsidiary of DHL, provided various administrative services to the Group including electronic data processing, accounting, shipping, personnel, legal and general administrative services. The service fee charged by the then fellow subsidiary was based on apportioned salary costs on the basis of estimated time incurred and cost of other resources consumed to provide these services to the Group. These services were terminated in April 1999 and no such fee was charged since then.

(c)      Storage and delivery charges

         Prior to April 1, 1999, Victorison Logistics Limited, a subsidiary of DHL, provided storage and delivery services to the Group. Commencing April 1, 1999, such services are provided to the Group by Dransfield Services Limited and Dransfield Food and Beverage Limited, both are subsidiaries of DHL.

(d)      Operating lease rental for land and building

         The rental under operating leases was paid to Well Assessed Limited ("WAL"), a subsidiary of DHL, based on the actual floor area occupied by the Group. Commencing August 1, 1998, WAL ceased the operating leases with the Group.

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

ITEM 17. FINANCIAL STATEMENTS.

         The financial statements of the Company appear as follows:

         Report of Independent Auditors                                                      F-1
          Consolidated Balance Sheets as of March 31, 2000 and
                 March 31, 2001                                                              F-2
          Consolidated Statements of Income for the years ended
                 March 31, 1999, March 31, 2000, and March 31, 2001                          F-3
          Consolidated Statements of Cash Flows for the years ended
                 March 31, 1999, March 31, 2000, and March 31, 2001                          F-4
          Consolidated Statements of Changes in Shareholders' Equity
                 for the years ended March 31, 1999, March 31, 2000,
                 and March 31, 2001                                                          F-5
         Notes to Consolidated Financial Statements                                          F-7

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

Exhibit No.
-----------

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


                                            DF CHINA TECHNOLOGY INC.



Date: September 27, 2001
                                            By /s/ Horace Yao Yee Cheong
                                              ----------------------------------
                                               Horace Yao Yee Cheong,
                                               Chief Executive Officer

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
DF China Technology Inc.
(Incorporated in the British Virgin Islands with limited liability)


         We have audited the accompanying consolidated balance sheets of DF China Technology Inc. and subsidiaries (hereinafter aggregately referred as the "Group") as of March 31, 2000 and 2001 and, the related statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at March 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming the Group will continue as a going concern. As more fully described in Note 1 to the financial statements, the Group has incurred recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Group's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or on the amounts and classification of liabilities that may result from the outcome of this uncertainty.





/s/ Ernst & Young

Ernst & Young

Hong Kong
September 5, 2001

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                          as of March 31, 2000 and 2001

       (Amounts in thousands, except number of shares and per share data)


                                                         Notes     2000       2001        2001
                                                                   HK$        HK$         US$
ASSETS
Current assets
    Cash and cash equivalents                                      1,710         288          37
    Accounts receivable, net of allowance
       for doubtful debts of nil in 2000
       and HK$585 in 2001                                   6         41         463          59
    Inventories, net                                        7      2,147       1,174         151
    Prepayments and other receivables                              1,137         493          63
    Tax recoverable                                                   92         200          26
                                                                --------    --------    --------
Total current assets                                               5,127       2,618         336
Property, plant and equipment, net                          9    200,909     143,332      18,375
Interest in an affiliate                                    8         --       4,595         589
Loan to a related company                                  11     14,350          --          --
Deposits for property, plant and equipment, net                    4,397          --          --
Other assets                                                         200         200          26
                                                                --------    --------    --------

                                                                 224,983     150,745      19,326
                                                                ========    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                  65         858         110
    Accrued liabilities                                            1,291       2,119         271
    Construction payable                                           2,579       2,579         331
    Accrued rental payable                                            --         636          82
    Due to shareholder                                     14         --       4,943         634
                                                                --------    --------    --------
Total current liabilities                                          3,935      11,135       1,428
Loan from a related company                                11     14,350          --          --
                                                                --------    --------    --------
                                                                  18,285      11,135       1,428
Commitments                                                15
Shareholders' equity:                                      21
Common stock, no par value,
    40,000,000 shares authorized;
    19,916,218 issued (2000: 18,165,007)                         225,001     241,920      31,014
    Unpaid subscription receivable                                (3,835)         --          --
                                                                --------    --------    --------
                                                                 221,166     241,920      31,014
Contributed surplus                                        22      4,277       4,677         599
Accumulated deficit                                              (18,745)   (106,987)    (13,715)
                                                                --------    --------    --------
Total shareholders' equity                                       206,698     139,610      17,898
                                                                --------    --------    --------

Total liabilities and shareholders' equity                       224,983     150,745      19,326
                                                                ========    ========    ========


                  The accompanying notes form an integral part of these
                       consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                for the years ended March 31, 1999, 2000 and 2001

       (Amounts in thousands, except number of shares and per share data)


                                                Notes     1999        2000      2001       2001
                                                          HK$         HK$       HK$        US$
                                                          ----        ----      ----       ----

Net sales:
    Paper merchanting                                      4,812        597      1,849        237
    Paper manufacturing
       -third parties                                         --        373      7,494        961
       -related parties                          16           --        532         --         --
                                                         -------    -------    -------    -------
                                                           4,812      1,502      9,343      1,198

Cost of sales:
    Paper merchanting                                     (4,376)      (583)    (1,801)      (231)
    Paper manufacturing                                       --       (989)   (10,329)    (1,324)
                                                         -------    -------    -------    -------
                                                          (4,376)    (1,572)   (12,130)    (1,555)
Gross profit/(loss)                                          436        (70)    (2,787)      (357)
Consulting services income                                    --      1,026         --         --
Selling, general and administrative expenses      3
    - third parties                                       (6,349)    (7,605)   (13,840)    (1,774)
    - related parties                            16       (2,057)      (436)      (401)       (51)
                                                         -------    -------    -------    -------
                                                          (8,406)    (8,041)   (14,241)    (1,825)

Interest income                                               --         41         --         --
Interest expense                                 12         (254)        --         --         --
Other income, net                                             --         94        100         12
Foreign exchange losses, net                                 (53)       (18)       (56)        (7)
Provision for doubtful debts                                (820)        --       (585)       (75)
Bad debt expenses directly written off                        --         --       (342)       (44)
Impairment losses of property, plant
    and equipment                                10           --         --    (61,990)    (7,947)
Equity in loss of an affiliate                    8           --         --     (8,341)    (1,069)
                                                         -------    -------    -------    -------

Loss before income taxes                                  (9,097)    (6,968)   (88,242)   (11,312)

Provision for income taxes (current):             5            9         --         --         --
                                                         -------    -------    -------    -------

Net loss                                                  (9,088)    (6,968)   (88,242)   (11,312)
                                                         =======    =======    =======    =======

Basic and diluted net loss per share              2        (0.58)     (0.43)     (4.57)     (0.59)
                                                         =======    =======    =======    =======


              The accompanying notes form an integral part of these
                       consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                for the years ended March 31, 1999, 2000 and 2001

                             (Amounts in thousands)

                                                                    1999        2000      2001       2001
                                                                    HK$         HK$       HK$        US$
                                                                    ----        ----      ----       ----
Cash flows from operating activities:
    Net loss                                                        (9,088)    (6,968)   (88,242)   (11,312)
Adjustments to reconcile income to net
    cash provided by operating activities:
      Equity in loss of an affiliate                                    --         --      8,341      1,069
      Depreciation                                                   2,800      2,346      2,473        316
      Impairment losses of property, plant and equipment                --         --     61,990      7,947
      Gain on disposal of property, plant and equipment                 --        (68)        --         --
      Stock option compensation expense                                939        624        400         51
      Provision for doubtful debts/(doubtful debts written back)       820        (20)       585         75
      Provision for inventory obsolescence                              --        616        173         22
Changes in working capital:
    Accounts receivable                                              9,413        409     (1,007)      (129)
    Inventories                                                      1,106     (1,348)       800        103
    Prepayments and other receivables                                   71       (274)       644         83
    Tax recoverable                                                    (31)        --       (108)       (14)
    Accounts payable                                                   106       (506)       793        102
    Accrued liabilities                                                308       (120)       828        106
    Construction payable                                                --      2,579         --         --
    Accrued rental payable                                              --         --        636         82
                                                                   -------    -------    -------    -------
Net cash provided/(used) by operating activities                     6,444     (2,730)   (11,694)    (1,499)
                                                                   -------    -------    -------    -------

Cash flows from investing activities:
    Acquisition of property, plant and equipment                        --     (2,408)    (3,716)      (476)
    Payment of deposits for purchase of property,
       plant and equipment                                          (3,143)    (4,397)        --         --
    Proceeds from disposal of property, plant and equipment             --         68      1,709        219
                                                                   -------    -------    -------    -------
Net cash used by investing activities                               (3,143)    (6,737)    (2,007)      (257)
                                                                   -------    -------    -------    -------

Cash flows from financing activities:
    New issue of common stock                                           --      7,666      3,501        449
    Due to shareholder                                                  --         --      4,943        634
    Proceeds from subscription receivable                               --         --      3,835        491
    Issue of common stock on exercise of stock options                  --      5,410         --         --
    Repayment of loan to a former minority shareholder                 (31)    (2,421)        --         --
    Repayment of loan to holding company                            (4,132)      (681)        --         --
                                                                   -------    -------    -------    -------
Net cash provided/(used) in financing activities                    (4,163)     9,974     12,279      1,574
                                                                   -------    -------    -------    -------

Net increase/(decrease) in cash and cash equivalents                  (862)       507     (1,422)      (182)
Cash and cash equivalents, at beginning of year                      2,065      1,203      1,710        219
                                                                   -------    -------    -------    -------

Cash and cash equivalents, at end of year                            1,203      1,710        288         37
                                                                   =======    =======    =======    =======


             The accompanying notes form an integral part of these
                       consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
            EQUITY for the years ended March 31, 1999, 2000 and 2001

       (Amounts in thousands, except number of shares and per share data)

                                                                  Unpaid
                                                   Common    subscription  Contributed  Accumulated
                                                    stock      receivable      surplus      deficit
                                                      HK$             HK$          HK$          HK$
                                                   ------     -----------  -----------  -----------
Balance at April 1, 1998                             153,584           --        2,714      (2,689)

Stock compensation expense (notes 21 and 22)              --           --          939          --

Net loss                                                  --           --           --      (9,088)
                                                     -------      -------      -------     -------
Balance at March 31, 1999                            153,584           --        3,653     (11,777)

New issue of 3,000 shares of common stock
    at US$5 each on conversion of accrued                116           --           --          --
    liabilities

New issue of 21,087 shares of common
    stock at US$7 each on conversion
    of amount due to holding company                   1,144           --           --          --

New issue of 429,515 shares of common stock
    at US$2.3 each to a former minority                7,666           --           --          --
    shareholder

New issue of 8,623 shares of common stock
    at US$2.3 each for construction costs incurred       154           --           --          --

New issue of 96,912 shares of common stock
    at US$7 each for construction costs incurred       5,276           --           --          --

New issue of 103,022 shares of common stock
    at US$7 each on conversion of holding
    company's accounts payable                         5,721           --           --          --

New issue of 248,850 shares of common stock
    at US$2.8 each on exercise of stock options        5,410           --           --          --

New issue of 15,298 shares of common stock
    at US$5.5 each for construction costs incurred       655           --           --          --

New issue of 1,653,700 shares of common
    stock at US$3.51 each on conversion
    of amount due to holding company                  45,275           --           --          --

Stock compensation expense (notes 21 and 22)              --           --          624          --

Net loss                                                  --           --           --      (6,968)

Unpaid subscription receivable from shareholder           --       (3,835)          --          --
                                                     -------      -------      -------     -------
Balance at March 31, 2000                            225,001       (3,835)       4,277     (18,745)
                                                     -------      -------      -------     -------

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
            EQUITY for the years ended March 31, 1999, 2000 and 2001

       (Amounts in thousands, except number of shares and per share data)


                                                                       Unpaid
                                                       Common    subscription  Contributed  Accumulated
                                                        stock      receivable      surplus      deficit
                                                          HK$             HK$          HK$          HK$
                                                       ------     -----------  -----------  -----------
New issue of 180,000 shares of common
    stock at US$2.5 each to third party                 3,501            --             --           --

New issue of 1,560,000 shares of common
    stock at US$1.063 each for acquisition of
    equity interest in an affiliate                    12,936            --             --           --

New issue of 11,211 shares of common stock
    at US$5.5 each for construction costs incurred        482            --             --           --

Stock compensation expenses (notes 21 and 22)              --            --            400           --

Net loss                                                   --            --             --      (88,242)

Settlement through current account with
    shareholder (note 14)                                  --         3,835             --           --
                                                     --------      --------       --------     --------

Balance at March 31, 2001                             241,920            --          4,677     (106,987)
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

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

1.       ORGANIZATION AND BASIS OF PRESENTATION

         (a)      Organization

                  DF China Technology Inc., (the "Company") was incorporated in the British Virgin Islands on June 24, 1996. Prior to June 30, 2000, Dransfield Holdings Limited ("DHL"), a company incorporated in the Cayman Islands and the shares of which are listed for trading on the Hong Kong Stock Exchange, was the holding company of the Group. On that date, 8,325,700 shares of the Company were distributed in specie by DHL to its shareholders. Subsequent to that date, the Company became an affiliate of DHL, as DHL currently holds 29.67% of the Company's issued shares.

                  The Company and its subsidiaries (hereinafter aggregately referred as the "Group") is principally engaged in two industry segments of paper merchanting and paper manufacturing. Paper merchanting is being operated in Hong Kong, Macau and other parts of the People's Republic of China (the "PRC"). The manufacturing of hygienic paper is being operated in the PRC. Intercompany balances and transactions have been eliminated on consolidation.

         (b)      Going concern risk factors

                  The Group incurred a net loss of HK$88,242 (US$11,312) for the year ended March 31, 2001, incurred cumulative losses from inception to March 31, 2001, aggregating $106,987 (US$13,715), reported negative cash flows from operations for the year ended March 31, 2001, of $2,916 (US$373) and had a deficiency in working capital of HK$8,517 (US$1,092) as at that date. The Group's business strategy is taking longer to accomplish and is proving to be more costly than originally anticipated. Since its inception, the Group has been dependent on the financial support of its shareholder, DHL. DHL is currently unable to provide such support and is unlikely to be able to in the foreseeable future. In addition, although amounts owed by the Group to DHL have no stated repayment terms, circumstances could arise whereby DHL would demand immediate payment.

                  The Group continues to explore a variety of alternatives for increasing its sales and raising sufficient capital to fund its operations. The Group has implemented a plan to decrease costs and increase operating cash flow in an effort to remain viable. Implementation of the Group's business strategy requires completion of construction of its paper mills, which ceased during 2001 and, which requires significant expenditures of capital. Management of the Group is currently seeking alternative sources of financing to enable the Group to resume construction of its paper mills.

                  There can be no assurance that the Group will be successful in implementing these plans. The Group's financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

1.       ORGANIZATION AND BASIS OF PRESENTATION (continued)

         (c)      Basis of presentation

                  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

                  The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") using rates prevailing on March 31, 2001 which was US$1.00=HK$7.8003. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or any other certain rate on March 31, 2001.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Principles of consolidation

                  The consolidated financial statements include the accounts of the Company and its greater-than-50%-owned subsidiaries. Investments in affiliates in which the Company owns 20% to 50% and does not have a controlling interest are accounted for using the equity method. Investments in companies owned less than 20% are carried at cost. All significant intercompany accounts and transactions have been eliminated on consolidation.

         (b)      Inventories

                  Inventories comprising raw materials held for production and goods held for resale, are stated at lower of cost, on a first-in, first-out basis, or market value.

         (c)      Property, plant and equipment

                  Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the assets' estimated economic useful life. The principal annual rates used are as follows:

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

         (d)      Income taxes

                  Income taxes, if any, are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e)      Impairment of long-lived assets

                  The Group periodically evaluates the carrying value of long-lived assets in relation to the future undiscounted cash flows of the underlying businesses to assess recoverability in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). Under SFAS 121, an impairment loss is recognized if the sum of the expected cash flows is less than the carrying amount of long-lived assets being evaluated. The difference between the carrying amount of long-lived assets being evaluated and the estimated fair market value of the assets represents the impairment loss.

         (f)      Foreign currency translation

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

         (g)      Operating leases

                  Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to income on the straight-line basis over the lease terms.

         (h)      Revenue recognition

                  Revenue from sales of goods are recognized on delivery to and upon acceptance by customers, when collectibility of the sales price is reasonably assured. Consulting services income is recognized as the services are provided.

         (i)      Advertising expenses

                  Advertising expenses, net of cooperative advertising reimbursements, are charged to the statements of operations when incurred.

         (j)      Use of estimates

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

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (k)      Employee stock plans

                  The Group has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, the excess of fair market value of the underlying stock on the date of grant over the exercise price of employee stock options is expensed and is credited to contributed surplus. For disclosure purposes, pro-forma information in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" has been included in note 21 to the consolidated financial statements.

          (l)     Basic and diluted net loss per share

                  Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are antidilutive.

                  The basic net loss per share for the years ended March 31, 1999, 2000 and 2001 were computed by dividing net loss applicable to common stock by the weighted average number of 15,585,000, 16,073,338 and 19,294,816 shares of common stock, respectively.

                  The amounts of diluted net loss per share for each of the years ended March 31, 1999, 2000 and 2001 are the same as those of basic net loss per share, as the Company's stock options outstanding during each of these years had anti-dilutive effect on the basic net loss per share.

                                                                 Year ended
                                                                  March 31,
                                                                       2001
                                                                        HK$
                                                                 ---------
         Numerator for basic and diluted loss per share:
             Net loss                                               (88,242)
                                                                 ==========

         Denominator for basic and diluted loss per share:
             Weighted average number of shares                   19,294,816
                                                                 ==========


         Basic and diluted loss per share                              4.57
                                                                 ==========

         (m)      Cash and cash equivalents

                  The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. None of the Group's cash is restricted as to withdrawal or use.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (n)      Interest in an affiliate

                  The Group's investment in an affiliate for which its ownership exceeds 20%, but which is not majority-owned or controlled, is accounted for using the equity method.

3.       SUPPLEMENTARY INCOME STATEMENT INFORMATION


                                                                           Year ended March 31,
                                                            1999           2000             2001           2001
                                                             HK$            HK$              HK$            US$
                                                             ---            ---              ---            ---
         Selling, general and administrative expenses:
             Depreciation                                  2,800          1,848              978            125
             Advertising expenses                              -             25               10              1
             Operating lease rentals                           -              -              667             86
             Consultancy expenses                              -              -            1,583            203
                                                            ====         ======            =====          =====

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


4.       SUPPLEMENTAL CASH FLOW INFORMATION

                                                      Year ended March 31,
                                                 1999     2000     2001      2001
                                                 HK$      HK$      HK$       US$
                                                 ----     ----     ----      ----
Cash paid during the year for:
    Interest                                     2,741    2,642        1        1
    Income taxes                                    22       --       --       --
                                                ======   ======   ======   ======

Non cash investing and financing activities:
    Property, plant and equipment contributed
       by holding company                        8,959    4,977       --       --
    Issuance of common stock for
       construction costs incurred during
       the year                                     --    6,085      482       62
    Issuance of common stock on
       conversion of accrued liabilities            --      116       --       --
    Issuance of common stock on
       conversion of holding company's
       accounts payable                             --    5,721       --       --
    Issuance of common stock on
       conversion of amount due
       to holding company                           --   46,419       --       --
    Issuance of common stock for
       acquisition of equity interest in
       an affiliate                                 --       --   12,936    1,658
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

                  Grandom Dransfield (International) and Company Limited ("GDI") and Dransfield Paper (HK) Trading Limited ("DPT"), wholly-owned subsidiaries of the Group, were incorporated in Hong Kong and under the current Hong Kong tax law, any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

                  Guangzhou Dransfield Paper Limited, an co-operative joint venture formed in the PRC in which the Group has 100% interest, and Jiangsu Dransfield Paper Co. Ltd. ("JSDP") and Guangdong Dransfield Paper Limited, wholly-foreign-owned enterprises formed in the PRC in which the Group has an 100% interest (2000 : 80% and 1999 : 48% effective interest for JSDP), are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. Each of these three joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have either not yet commenced operation as at March 31, 2001 or did not generate assessable profits for each of the three years ended March 31, 2001.

                  The impairment losses of long-lived assets did not constitute a timing difference and, consequently, the amount of potential deferred tax thereon has not been quantified.

                  Total income tax credit differs from the amount computed by applying Hong Kong statutory income tax rate of 16% (2000 and 1999:
         16%) to loss before taxes as follows:

                                                                                      Year ended March 31,
                                                                        1999           2000          2001          2001
                                                                        HK$            HK$           HK$           US$
                                                                        ----           ----          ----          ----
         Computed expected income tax credit                            1,455          1,115        14,119         1,810
         Non-deductible losses of the Company and subsidiaries           (811)          (933)       (2,360)         (303)
         Impairment loss of property, plant and equipment                  --             --        (9,918)       (1,271)
         Equity in loss of an affiliate                                     9             --        (1,334)         (171)
         Valuation allowance                                             (644)          (182)         (507)          (65)
                                                                       ------        -------        ------        ------

         Tax credit for the year                                            9             --            --            --
                                                                       ======        =======        ======        ======

         Deferred tax asset is comprised the following:
                                                                         1999           2000          2001          2001
                                                                          HK$            HK$           HK$           US$
                                                                          ---            ---           ---           ---

         Tax losses carried forward                                     1,292          1,474         1,981           254
         Valuation allowance                                           (1,292)        (1,474)       (1,981)         (254)
                                                                       ------        -------        ------        ------

                                                                           --             --            --            --
                                                                       ======         ======        ======        ======

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


5.       INCOME TAXES (continued)

                  Due to its history of losses, the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Group has provided a valuation allowance covering 100% of its net deferred tax assets.

                  As at March 31, 2001, the Group has Hong Kong net operating loss carry forward of approximately HK$12,379 (US$1,587). Currently, the net operating loss can be carried forward indefinitely.

6.       ACCOUNTS RECEIVABLE, NET

         Accounts receivable are comprised of:

                                                                      Year ended March 31,
                                                         1999           2000          2001          2001
                                                         HK$            HK$           HK$           US$
                                                         ---            ---           ----          ----
         Accounts receivable - trade                     1,600            41         1,048           134
         Less: Allowance for doubtful debts             (1,170)           --          (585)          (75)
                                                        ------        ------        ------        ------

         Accounts receivable, net                          430            41           463            59
                                                        ======        ======        ======        ======
         Movement of allowance for doubtful debts:
              Balance as at April 1                        350         1,170            --            --
              Provided/(written back) during the year      820           (20)          585            75
             Written off during the year                    --        (1,150)           --            --
                                                        ------        ------        ------        ------

         Balance as at March 31                          1,170            --           585            75
                                                        ======        ======        ======        ======

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


7.       INVENTORIES, NET

         Inventories are comprised of:

                                                                                      Year ended March 31,
                                                                        1999           2000          2001          2001
                                                                        HK$            HK$           HK$           US$
                                                                        ----           ----          ----          ----
         Raw materials                                                    814          1,470         1,672           214
         Work in progress                                                  --             83            --            --
         Finished goods                                                 1,106          1,715           796           103
         Less: Allowance for obsolescence and
                  net realizable value                                   (505)        (1,121)       (1,294)         (166)
                                                                        -----         ------        ------        ------

         Inventories, net                                               1,415          2,147         1,174           151
                                                                        =====         ======        ======        ======
         Movement of allowance for obsolescence
             and net realizable value
                Balance as at April 1                                   1,103            505         1,121           144
                Provided during the year                                    -            699           173            22
                Deduction during the year                                (598)           (83)           --            --
                                                                        -----         ------        ------        ------

         Balance as at March 31                                           505          1,121         1,294           166
                                                                        =====         ======        ======        ======

8.       INTEREST IN AN AFFILIATE

                  On August 8, 2000, the Group entered into an agreement with a third party whereby the Group agreed to acquire 26% equity interest in Tianjin 3D Image Technique Company Limited ("TJ3D") for a consideration of 1,560,000 shares of the Company's common stock valued at HK$12,936 (US$1,658) based upon the closing price of the Company's common stock on August 8, 2000.

                  TJ3D is engaged in production and distribution of three-dimensional visual products, which were developed by Professor Li Chang, an executive director of the Company, and his team. Professor Li was appointed as a director of DFCT on August 16, 2000 subsequent to the acquisition of TJ3D.

                  This investment is accounted for using the equity method. The Group's proportionate share of the affiliate's net loss in 2001 amounted to HK$327 (US$42). At the date of the investment, the excess of the Group's investment over the Group's underlying equity in the net assets of the affiliate was HK$11,744 (US$1,505); this amount is being amortized over three years. At March 31, 2001, the Group's underlying equity in the net assets of the affiliate was HK$865 (US$111) compared to a carrying amount of the investment of HK$12,936 (US$1,658). The affiliate did not achieve the profitability target established prior to acquisition by a significant margin. Due to changes in market conditions, management believes that the investment's impairment is other than temporary based on an analysis of discounted cash flows. Accordingly, an impairment loss of HK$5,483 (US$703) was recorded in 2001. The impairment loss and the amortization of excess of carrying value over equity in net assets are recorded in the statement of operations in equity in loss of affiliate.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


9.       PROPERTY, PLANT AND EQUIPMENT

                                                                                             March 31,
                                                                             2000             2001                2001
                                                                             HK$              HK$                 US$
                                                                             ----             ----                ---
         Land and buildings                                                   57,569           17,000              2,179
         Leasehold improvements                                                  224              224                 29
         Machinery and equipment                                             145,071          124,460             15,956
         Motor vehicles                                                          822              821                105
         Furniture, fixtures and office equipment                              4,015            4,233                543
                                                                             -------         --------           --------
                                                                             207,701          146,738             18,812

         Less: Accumulated depreciation                                       (6,792)          (3,406)              (437)
                                                                             -------         --------           --------

                                                                             200,909          143,332             18,375
                                                                             =======         ========           ========

                  The Group's land and buildings are located in the PRC and held under land use rights of 50 years from December 1, 1992 to November 30, 2041.

                  No depreciation was provided on the land and buildings and machinery and equipment which were under construction at March 31, 2001. During the year ended March 31, 2001, all these assets were written down to amounts supported by professional valuation prepared on a continuing use basis to account for the impairment losses (see note 10 below). The carrying value of the assets which were under construction at March 31, 2001 amounted to HK$111,715 (US$14,322) (2000: HK$156,460).

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


10.      IMPAIRMENT OF LONG-LIVED ASSETS

                  During the year, as a result of inadequate funding of the Group, the management anticipated that the revenue generated from certain paper mills would be below expectations due to prolonged delay in completion or temporary suspension of construction of paper mills in Xinhui, Guangdong Province and in Huaxi, Jiangsu Province, the PRC. This served as an indication that the carrying values of the property, plant and equipment of paper manufacturing division which are held for future use, would exceed the undiscounted future cash flows expected to be generated from these property, plant and equipment. The Group, after taking advice from professional valuers, recognized an impairment loss of HK$61,990 (US$7,947) for the year ended March 31, 2001.

                  The following is a summary of the impairment loss of property, plant and machinery by category for the year ended March 31, 2001 (in thousands):



                                                                   Leasehold land         Machinery
                                                                    and buildings       and equipment
                                                                   --------------       -------------
                                                                    US$      HK$        US$       HK$


         Paper manufacturing                                        1,776   13,854      6,171   48,136
                                                                   ======  =======     ======  =======


11.      LOANS WITH A RELATED COMPANY

                  In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino"), to establish DF Paper Jiangsu Ltd ("DFPJ") (formerly known as "Dransfield Broadsino Paper Holdings Limited"), a company which was 80% owned by the Group. DFPJ then entered into an agreement to establish a Sino-foreign equity joint venture company, JSDP, which was 60% owned by DFPJ and was principally engaged in paper manufacturing. DFPJ has committed to contribute an amount of HK$72,000 to JSDP, to be financed by a shareholders' loan. During the year ended March 31, 2000, JSDP became a wholly-owned subsidiary of DFPJ as a result of changes in the agreement with the PRC joint venture partner. Accordingly, the registration status of JSDP was changed from a Sino-foreign equity joint venture company to a wholly-owned foreign enterprise on October 14, 1999. Further details are set out in note 13 (a).

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


11.      LOANS WITH A RELATED COMPANY (continued)

                  The Company, DFPJ and Broadsino entered into a loan agreement in 1995 whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of HK$72,000 (the "Shareholders' Loan") to DFPJ. Pursuant to another agreement, the Company agreed to make a loan of HK$14,000 to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DFPJ. DFPJ has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DFPJ also undertakes to apply any amounts, including dividends, which may be distributed by JSDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 per cent shareholding in DFPJ and any amount it may receive from DFPJ as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company.

                  By two deeds of novation both dated May 23, 1995, Broadsino transferred all its obligations and assigned all its rights and benefits under the joint venture agreement and the loan agreement to its wholly owned subsidiary, Bonnaire International Limited ("Bonnaire"). Accordingly, DFPJ is indebted to Bonnaire in an aggregate sum of HK$14,350 and Bonnaire is indebted to the Company in an aggregate sum of HK$14,350. A promissory note has been issued by Bonnaire in favor of the Company.

                  As at March 31, 2000, the Company advanced HK$14,350 to Bonnaire for the capital injection in DFPJ and then in JSDP, which is classified as a loan to a related company. The same amount of HK$14,350 is recorded in the consolidated financial statements as long term loan payable to Bonnaire by DFPJ. The loan to and loan from a related company have no fixed repayment terms.

                  During the year ended March 31, 2001, the Company entered into a settlement agreement with Bonnaire whereby Bonnaire assigned its right, title, interest and benefit to/in the HK$14,350 loan; and transferred all its beneficial interest in the shares of DFPJ to the Company; and settled in full of all amounts due from Bonnaire to the Company in respect of the HK$14,350 loan.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


12.      INTEREST EXPENSE

                  Interest expense on borrowings, net of the amounts capitalized, is as follows:


                                             Year ended March 31,
                             1999            2000             2001           2001
                              HK$             HK$              HK$            US$
                          ----------       ----------       ----------      ----------

Interest incurred              2,741            2,642               --              --
Interest capitalized          (2,487)          (2,642)              --              --
                          ----------       ----------       ----------      ----------

Interest expense                 254               --               --              --
                          ==========       ==========       ==========      ==========

                  During the year ended March 31, 2000 and 1999, the interest rates on borrowings ranged from 9% to 10.25% and 5.75% to 10.25% per annum, respectively.


13.      ACQUISITION

         (a) On July 20, 1999, DFPJ entered into an agreement with Jiangsu Huaxi Holdings Corporation ("Jiangsu Huaxi"), the PRC joint venture partner of JSDP.

                  It was agreed that Jiangsu Huaxi gave up the rights to invest 40% equity interest in JSDP as originally stated in the joint venture agreement entered into between DFPJ and Jiangsu Huaxi. Accordingly, JSDP became a wholly-owned subsidiary of DFPJ and the registration status of JSDP was changed from a Sino-foreign equity joint venture company to a wholly-owned foreign enterprise on October 14, 1999.

         (b) In 2001, the Company entered into an agreement with Bonnaire whereby Bonnaire assigned its rights, title, interest and benefit to/in the HK$14,350 loan to the Company and transferred all its beneficial interest in the shares of DFPJ to the Company in full, and settled all amounts due from Bonnaire to the Company in respect of the HK$14,350 loan in full. Accordingly, DFPJ became a wholly owned subsidiary of the Company. No gain or loss arisen from this transaction.

         (c) On August 8, 2000, the Group entered into an agreement with a third party whereby the Group agreed to acquire 26% equity interests in Tianjin 3D Image Technique Company Limited ("TJ3D") for a consideration of 1,560,000 shares of the Company's common stock valued at HK$12,936 (US$1,658) based upon the closing price of the Company's common stock on August 8, 2000.

                  TJ3D is engaged in production and distribution of three-dimensional visual products, which were developed by Professor Li Chang, an executive director of the Company, and his team. Professor Li was appointed as a director of DFCT on 16 August 2000 subsequent to the acquisition of TJ3D.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


14.      DUE TO SHAREHOLDER

         The balance due to DHL as of March 31, 2001 represents amounts due for expenses paid by DHL on the Group's behalf. The balance is unsecured, interest-free and has no fixed terms of repayment (see note 1).


15.      COMMITMENTS

         Capital commitment

         As of March 31, 2001, the Group had outstanding capital commitments as follows:


                                                                                     Year ended March 31,
                                                                      1999           2000            2001          2001
                                                                       HK$            HK$             HK$           US$
                                                                      -----         ------          ------        ------

         Property, plant and equipment                                    -          9,116          18,303         2,346
                                                                      =====         ======          ======        ======

         Operating lease commitment

         The Group leases a property under a non-cancelable lease arrangement, which will expire in year 2006, on a fixed rental charge basis. As of March 31, 2001, the Group had future minimum rental lease payments under the non-cancelable operating lease as follows:

         Year ending March 31:                                                                US$                 HK$

         2002                                                                                 754                  97
         2003                                                                                 754                  97
         2004                                                                                 754                  97
         2005                                                                                 754                  97
         2006                                                                                 314                  40
                                                                                            -----              ------
                                                                                            3,330                 428
                                                                                            =====              ======

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


16.      RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

                  The major related party transactions are described in further details below. Management believes that the methods used in allocating costs are reasonable.


                                                                                       Year ended March 31,
         Nature of transactions                               Notes         1999         2000         2001        2001
                                                                             HK$          HK$          HK$         US$
                                                                          ------       ------        -----      ------

         Revenue:
             Sales of products                                 (a)            --          532           --          --
                                                                          ======      =======        =====      ======
         Expenses:
             Electronic data processing, accounting
                services and personnel and
                administrative charges                         (b)         1,447           --           --          --
             Storage and delivery charges                      (c)           541          436          401          51
             Operating lease rental for land
                and buildings                                  (d)            69           --           --          --
                                                                          ------       ------        -----      ------

                                                                           2,057          436          401          51
                                                                          ======       ======        =====      ======

         (a)      Sales of products

                  The Group sold products to Dransfield Trading Limited ("DTL"), a subsidiary of DHL, at cost plus 18% for the year ended March 31, 2000. Under this arrangement, DTL is responsible for the marketing and distribution of the Group's hygienic paper products. The mark-up was established based on the margins achieved by DTL on sales to ultimate customers after taking into account marketing and distribution costs incurred by DTL.

         (b) Electronic data processing, accounting services and personnel and administrative charges

                  In prior years, Dransfield Secretarial & Administrative Services Limited, a subsidiary of DHL, provided various administrative services to the Group including electronic data processing, accounting, shipping, personnel, legal and general administrative services. The service fee charged by the then fellow subsidiary was based on apportioned salary costs on the basis of estimated time incurred and cost of other resources consumed to provide these services to the Group. These services were terminated in April 1999 and no such fee was charged since then.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


16.      RELATED PARTY TRANSACTIONS AND ARRANGEMENTS (continued)

         (c)      Storage and delivery charges

                  Prior to April 1, 1999, Victorison Logistics Limited, a subsidiary of DHL, provided storage and delivery services to the Group. Commencing April 1, 1999, such services are provided to the Group by Dransfield Services Limited and Dransfield Food and Beverage Limited, both are subsidiaries of DHL.

         (d)      Operating lease rental for land and building

                  The rental under operating leases was paid to Well Assessed Limited ("WAL"), a subsidiary of DHL, based on the actual floor area occupied by the Group. Commencing August 1, 1998, WAL ceased the operating leases with the Group.


17.      FINANCIAL INSTRUMENTS

                  The carrying amount of the Group's cash and cash equivalents approximate their fair value because of the short maturity of those instruments. The carrying amounts of the Group's borrowings approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from related parties, which, due to their nature, the fair value was not determinable.

                  The carrying amount reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.


18.      CONCENTRATION OF RISK

         Concentration of credit risk:

                  The Group's principal activities are manufacturing and distribution of paper products. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

                  The allowance for doubtful accounts that the Group maintains is based upon the expected collectibility of all accounts receivable.

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

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


18.      CONCENTRATION OF RISK (continued)

                  Some of the Company's business is transacted in Renminbi ("RMB"), which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People's Bank of China. However, the unification of the exchange rates does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.


19.      PENSION SCHEME

                  Prior to December 1, 2000, the Group was a member of a defined contribution pension scheme of DHL (the "Scheme"). All the full time permanent staff in Hong Kong, after the completion of one year's service, were eligible to join the Scheme. The participants contributed 5% of their basic monthly salaries to the Scheme while the Group contributed 5% to 6.5% of the basic monthly salaries of the participants depending on the number of years of employment of individual participants and such contributions were charged to the statement of operations as they became payable in accordance with the rules of the Scheme. When an employee left the Scheme prior to his/her interest in the Group employer contributions vested fully, the ongoing contributions payable by the Group could be reduced by the relevant amount of forfeited contributions.

                  On December 1, 2000, all of the members of the existing Scheme were transferred to a Mandatory Provident Fund (the "MPF Scheme"). All of the underlying assets of the existing Scheme have been transferred to the MPF Scheme. Contributions to the MPF Scheme are made based on rates applicable to the respective employees' monthly salaries and are charged to the profit and loss account as they become payable in accordance with government regulations. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions to the MPF Scheme vest fully with the employees when contributed into the MPF Scheme.

                  Employees in Mainland China are members of the Central Pension Scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their covered payroll to the Central Pension Scheme to fund the benefits. The only obligation for the Group with respect to the Central Pension Scheme is the associated required contributions under the Central Pension Scheme, which are charged to the profit and loss account in the year to which they related.

                  Pension scheme expenses, net of forfeited contributions, were HK$5, Nil and HK$52 for the years ended March 31, 1999, 2000 and 2001, respectively.

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

                  The Group operates in two industry segments, paper merchanting and paper manufacturing. Operations in paper merchanting include the buying and selling of paper on a back-to-back basis. As at March 31, 2001, the Group had three paper mills in the PRC. Except for the converting paper mill in Conghua, the other two paper mills are still under construction and operations have not been commenced. There is no assurance that the operations, when commenced, will be successful. Prior to April 1, 2000, there was no turnover and operating results contributed from the segment of paper manufacturing because the paper mills were either under trial-run or under construction.


                                                                      1999           2000             2001          2001
                                                                       HK$            HK$              HK$           US$
                                                                    ------         ------           ------        ------
         REVENUE
         Paper merchanting
             - third parties                                         4,812            597            1,849           237
         Paper manufacturing
             - third parties                                            --            373            7,494           961
             - related parties                                          --            532               --            --
                                                                    ------         ------           ------        ------

         Total consolidated revenue                                  4,812          1,502            9,343         1,198
                                                                    ======         ======           ======        ======

         DEPRECIATION CHARGE
         Paper merchanting                                              17             10                2             1
         Paper manufacturing                                         2,783          2,336            2,471           315
                                                                    ------         ------           ------        ------

         Total consolidated depreciation charge                      2,800          2,346            2,473           316
                                                                    ======         ======           ======        ======

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


20.      SEGMENT REPORTING, MAJOR CUSTOMERS AND SUPPLIERS (continued)


                                                                      1999           2000             2001          2001
                                                                       HK$            HK$              HK$           US$
                                                                   -------       --------         --------      --------
         PROVISION FOR INCOME TAXES
         Paper merchanting                                               9             --               --            --
                                                                   -------       --------         --------      --------
         Total consolidated provision for income taxes                   9             --               --            --
                                                                   =======       ========         ========      ========

         LOSS
         Paper merchanting                                          (3,957)          (827)          (2,144)         (275)
         Paper manufacturing                                        (3,947)        (5,517)         (75,673)       (9,701)
                                                                   -------       --------         --------      --------
         Total segment loss                                         (7,904)        (6,344)         (77,817)       (9,976)

         RECONCILING ITEMS
         Corporate expenses                                           (939)          (624)          (2,084)         (267)
         Interest expense                                             (254)            --               --            --
         Equity in loss of an affiliate                                 --             --           (8,341)       (1,069)
                                                                   -------       --------         --------      --------
         Total consolidated loss before income taxes                (9,097)        (6,968)         (88,242)      (11,312)
                                                                   =======       ========         ========      ========

         SEGMENT ASSETS
         Paper merchanting                                             351             20              252            33
         Paper manufacturing                                       207,560        223,385          145,055        18,596
                                                                   -------       --------         --------      --------
         Total segment assets                                      207,911        223,405          145,307        18,629

         RECONCILING ITEMS
         Corporate assets                                              427          1,578              843           108
         Interest in an affiliate                                        -              -            4,595           589
                                                                   -------       --------         --------      --------
         Total consolidated assets                                 208,338        224,983          150,745        19,326
                                                                   =======       ========         ========      ========

         EXPENDITURE FOR ADDITIONS TO
             PROPERTY, PLANT AND EQUIPMENT
         Paper manufacturing                                        11,008         16,613            3,716           476
                                                                   -------       --------         --------      --------
         Total expenditure for additions                            11,008         16,613            3,716           476
                                                                   =======       ========         ========      ========

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


20.      SEGMENT REPORTING AND MAJOR SUPPLIERS (continued)

         Geographic information is provided below:



                                                                     1999           2000             2001          2001
                                                                     HK$            HK$              HK$           US$
                                                                   -------       --------         --------      --------

         REVENUE
             Hong Kong and Macau                                     4,812          1,225            1,849           237
             Other parts of the PRC                                     --            277            4,878           625
             Other parts of Asia                                        --             --            2,616           336
                                                                   -------       --------         --------      --------
         Total consolidated revenue                                  4,812          1,502            9,343         1,198
                                                                   =======       ========         ========      ========

         DEPRECIATION CHARGE
             Other parts of the PRC                                  2,800          2,346            2,472           316
                                                                   -------       --------         --------      --------
         Total consolidated depreciation charge                      2,800          2,346            2,472           316
                                                                   =======       ========         ========      ========

         PROVISION FOR INCOME TAXES
             Hong Kong and Macau                                         9             --               --            --
                                                                   -------       --------         --------      --------
         Total consolidated provision for income taxes                   9             --               --            --
                                                                   =======       ========         ========      ========

         LOSS

             Hong Kong and Macau                                    (5,748)        (2,240)          (4,423)         (567)
             Other parts of the PRC                                 (3,349)        (4,637)         (83,769)      (10,739)
             Other parts of Asia                                         -            (91)             (50)           (6)
                                                                   -------       --------         --------      --------
         Total consolidated loss before income taxes                (9,097)        (6,968)         (88,242)      (11,312)
                                                                   =======       ========         ========      ========

         LONG-LIVED ASSETS
             Other parts of the PRC                                186,642        200,909          147,062        18,853
                                                                   -------       --------         --------      --------
         Total long-lived assets                                   186,642        200,909          147,062        18,853
                                                                   =======       ========         ========      ========

         EXPENDITURE FOR ADDITIONS TO
             PROPERTY, PLANT AND EQUIPMENT
         Other parts of the PRC                                     11,008         16,613            3,716           476
                                                                   -------       --------         --------      --------
         Total expenditure for additions                            11,008         16,613            3,716           476
                                                                   =======       ========         ========      ========

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


20.      SEGMENT REPORTING AND MAJOR SUPPLIERS (continued)

                  There were no inter-segment sales for the three years ended March 31, 2001.

         Major customers and suppliers

                  In 1999 and 2000, the Group's largest customer, excluding related parties, accounted for approximately 11% and 22% of total sales, respectively. There were no individual customers that accounted for more than 10% of total sales for the fiscal year ended March 31, 2001.

                  In 1999 and 2000, the Group's largest supplier accounted for approximately 18% and 21% of total purchases, respectively. There were no individual suppliers that accounted for more than 10% of total purchases for the fiscal year ended March 31, 2001.


21.      COMMON STOCK OPTIONS

                  On November 20, 1996, the then sole director of the Company adopted a stock option plan (the "Plan") whereby nontransferable options could be granted by the directors to employees and executive officers of the Company. The options must be for 4-year terms but are subject to earlier expiration on April 2, 2003 which is the last validity date of the Plan. All the options granted may not be exercised during the first year of the grant. The exercise price for each option shall be set by the directors but may not be less than 80 percent of the average of closing prices of the Company's common stock during the five trading days prior to the grant of the option. The total number of shares of common stock which can be subject to the options at any time, both under the Plan and otherwise, shall not exceed 10 percent of the number of shares of common stock then outstanding. No person can be granted options which, if fully exercised, would result in that person owning more than 25 percent of the outstanding shares of common stock after such exercise.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


21.      COMMON STOCK OPTIONS (continued)

         The status of the Company's stock options as of March 31 is summarized below:


                                                                                                             Weighted
                                                                                                              average
                                                                                        Number of            exercise
                                                                                          options               price

         Outstanding at March 31, 1998 and 1999                                           510,000             US$2.80
         Granted                                                                          653,000             US$3.94
         Exercised                                                                       (248,850)            US$2.80
         Cancelled                                                                        (31,000)            US$2.80
                                                                                       ----------

         Outstanding at March 31, 2000                                                    883,150             US$3.64
         Granted                                                                        1,825,500             US$1.36
         Cancelled                                                                     (1,482,500)            US$3.95
         Forfeited                                                                       (426,650)            US$1.87
                                                                                       ----------

         Outstanding at March 31, 2001                                                    799,500             US$0.82
                                                                                       ==========             =======


         Options exercisable at:

         March 31, 1999                                                                   255,000             US$2.80
         March 31, 2000                                                                   112,650             US$2.80
         March 31, 2001                                                                         -                   -
                                                                                       ==========             =======


         Weighted average fair value of options
              granted during the year ended
                  March 31, 1999                                                                              US$2.86
                  March 31, 2000                                                                              US$1.49
                  March 31, 2001                                                                              US$1.14
                                                                                                              =======



                  On June 20, 2000, the board of directors invited the grantees of share options issued between January through May 2000 to surrender their share options by June 30, 2000 in exchange for the same number of stock options at an exercise price of US$1.75 per share, being the market closing price of the Company's shares on June 19, 2000. All stock options were surrendered and exchanged for new stock options on June 30, 2000.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

21.      COMMON STOCK OPTIONS (continued)

                  On March 1, 2001, the board of directors invited the grantees of all outstanding share options in exchange for the same number of share options at an exercise price of US$0.82 per share.

                  A summary of information about the Company's stock options outstanding at March 31, 2001 is as follows:

                                                                 No. of options     Weighted average
                     Exercisable                  Exercise       Outstanding at            remaining   Weighted average
                          period       Vesting       price       March 31, 2001     contractual life     exercise price


                 March 2, 2002 to       100%       US$0.82        799,500             2 years               US$0.82
                    April 2, 2003

                  The Group applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for the Plan. The compensation expense represents the difference between the option exercise price and the fair market value of the Company's common stock at the respective dates of grant and is recognized over the vesting period. Accordingly, compensation expense of HK$939 (US$120), HK$624 (US$80) and HK$400 (US$51), was recognized for the year ended March 31, 1999, 2000 and 2001, respectively. All the stock options granted during the year ended March 31, 2001 were at exercise prices equal to or exceeding the fair market value of the Company's shares on the respective dates of grant.

                  Pro-forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and has been determined as if the Group had accounted for its stock options under the fair value method of that statement. The weighted-average fair value of options granted during 1999, 2000 and 2001 estimated on the date of grant using a Black-Scholes option pricing model was US$2.86, US$1.49 and US$1.14, respectively. The fair value for these options was estimated at the respective dates of grant using the following weighted-average assumptions for the respective dates of grant:


                                                                                 Options granted on
                                                             ---------------------------------------------------------
                                                                  1997                    2000                    2001

         Risk-free interest rate                                 7.02%                   6.42%                   5.59%
         Dividend yield                                            Nil                     Nil                     Nil
         Volatility factor of the
             expected market
             price of the
             common stock                                         130%                  50.76%                 295.21%
         Weighted-average
             expected life                                     4 years                 3 years              2.34 years

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

                  For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Accordingly, the pro forma effect will not be fully realized until the completion of one full vesting cycle. The Group's pro-forma information for the years ended March 31, 1999, 2000 and 2001 is as follows:



                                                                      1999         2000         2001          2001
                                                                       HK$          HK$          HK$           US$
                                                                     ------       ------       ------       -------

         Net loss
         -    As reported                                             9,088        6,968       88,242        11,312
         -    Pro forma                                              12,301        8,284       94,005        12,051
                                                                     ------       ------       ------       -------

         Basic and diluted net loss per share
         -    As reported                                              0.58         0.43         4.57          0.59
         -    Pro forma                                                0.79         0.52         4.87          0.62
                                                                     ------       ------       ------       -------


22.      CONTRIBUTED SURPLUS

                  The amount represents a net compensation of HK$1,530 (US$196) from a minority shareholder, which was accounted for as a capital transaction in 1998, and stock compensation expense of HK$939 (US$120), HK$624 (US$80) and HK$400 (US$51), recognized for the years ended March 31, 1999, 2000 and 2001, respectively (note 21).


23.      CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

                  Due to the adoption of new classification of certain items in the consolidated statement of operations and balance sheet for 2001, the comparative amounts reported in previous years have been reclassified to conform with the 2001 presentation.