Form 20-F
period 2002-03-31
DF CHINA TECHNOLOGY INC
filed 2002-10-15
CIK 1021126

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2002

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

                   Taiping Industrial Zone, Conghua, Guangzhou
                            Guangdong Province, China
                            -------------------------
                        (Address of principal businesses)

                      Unit F4, 11/F, No. 2 San Ping Circuit
                      Tuen Mun Industrial Center, Tuen Mun
                        New Territories, Hong Kong, China
                        ---------------------------------
                          (Address of overseas office)

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

                        Common Stock - 19,915,292 Shares
                        --------------------------------

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                  Yes  X       No
                      ---         ---

         Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17           Item 18  X
                           ---              ---

                                TABLE OF CONTENTS


Item 1.      Identity of Directors, Senior Management and Advisers                                      3
Item 2.      Offer Statistics and Expected Timetable                                                    3
Item 3.      Key Information                                                                            3
Item 4.      Information on the Company                                                                 8
Item 5.      Operating and Financial Review and Prospects                                              19
Item 6.      Directors, Senior Management and Employees                                                30
Item 7.      Major Shareholders and Related Party Transactions                                         35
Item 8.      Financial Information                                                                     37
Item 9.      The Offer and Listing                                                                     37
Item 10.     Memorandum and Articles of Association                                                    38
Item 11.     Quantitative and Qualitative Disclosures About Market Risk                                40
Item 12.     Description of Securities Other than Equity Securities                                    42
Item 13.     Defaults, Dividend Arrearages and Delinquencies                                           42
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds              42
Item 15.     Reserved                                                                                   -
Item 16.     Reserved                                                                                   -
Item 17.     Financial Statements                                                                      42
Item 18.     Financial Statements                                                                      42
Item 19.     Exhibits                                                                                  70
SIGNATURE                                                                                              72

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION

         SELECTED FINANCIAL DATA.

         The following selected financial data for the five years ended March 31, 2002, are derived from the audited consolidated financial statements of our company. The data should be read in conjunction with the consolidated financial statements and the related notes, which are included elsewhere in this annual report.


                                                                       Years ended March 31,
                                       --------------------------------------------------------------------------------
                                             1998          1999          2000          2001          2002          2002
                                          HK$'000       HK$'000       HK$'000       HK$'000       HK$'000(1)    US$'000(1)
                                       ----------    ----------    ----------    ----------    ----------    ----------
Income Statement Data:

Net Sales(2)                               54,631         4,812         1,502         9,343         6,598           846

Income (loss) before interest and
  income taxes and minority                (3,791)       (8,843)       (7,009)      (88,242)      (18,068)       (2,317)
  interests

Interest income/(expenses),
  net(2)                                     (525)         (254)           41            --            --            --

Provision for income taxes                   (417)            9            --            --            --            --

Net loss(2)                                (4,733)       (9,088)       (6,968)      (88,242)      (18,068)       (2,317)

Basic and diluted net loss per share        (0.39)        (0.58)        (0.43)        (4.57)        (0.91)        (0.12)


                                                            As at March 31,
                             ---------------------------------------------------------------------------
                                   1998         1999         2000         2001         2002         2002
                                HK$'000      HK$'000      HK$'000      HK$'000      HK$'000(1)   US$'000(1)
                             ----------   ----------   ----------   ----------   ----------   ----------
Balance Sheet Data:

Fixed assets(3)                 178,434      186,642      200,909      143,332      133,549       17,124

Total assets(3)                 211,277      208,338      224,983      150,745      135,246       17,342

Long term liabilities(4)         53,532       58,359       14,350           --           --           --

Common Stock                    153,584      153,584      225,001      241,920      241,920       31,019

Equity                          153,609      145,460      206,698      139,610      121,542       15,584

No. of common stock issued   15,585,000   15,585,000   18,165,007   19,915,292   19,915,292   19,915,292


----------

(1) The translation from Hong Kong dollars into U.S. dollars for the 2002 data is at US$1.00 equals HK$7.8, the conversion rate prevailing on March 28, 2002.

(2) For a discussion of the reasons for the significant changes in certain selected financial data between fiscal years 2000, 2001 and 2002, see below, "Operating and Financial Review and Prospects" and the subsections thereof as follows: for "Net Sales" in the table above, see "Sales" below; for "Interest income/(expenses), net" above, see "Interest Expense, net" below; and for "Net income" above, see "Net loss" below.

(3) Total assets decreased to US$17.3 million due primarily to a US$1.0 million provision against our fixed assets for the potential decline in value of our unfinished paper mills, and a US$589,000 write off on equity of our investment in an affiliate. Other than those provisions there was no significant operating loss incurred during the year. Total assets decreased to US$19.3 million in fiscal 2001. This was primarily due to a significant US$7.9 million provision against our fixed assets which was the result of surveys conducted by professional surveyors and a US$703,000 impairment against our investment in Tianjin 3D. Due to the difficult fund raising environment after the Asian economic crisis, we had engaged and will continue to engage professional surveyors to identify potential asset impairments at our two unfinished paper mills. Total assets increased to US$28.8 million in 2000. The 2000 increase was mainly attributable to an increase of US$1.8 million in fixed assets, an increase of US$94,000 in inventories and an increase of US$161,000 in deposit for fixed assets.

(4) Long-term liability of US$1.8 million in 2000 is a loan from a related company.

         RISK FACTORS.

         An investment in the securities described hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this Annual Report, prospective investors should carefully consider the following risk factors before purchasing the securities described hereby.

         1.       WE HAVE AN UNSEASONED PUBLIC MARKET.

                  Trading volume in DF China Technology's Common Stock (Nasdaq:
DFCT) has been light. No assurance is given that recent or current trading prices will reflect the prices the Common Stock will trade at in the future.

         2.       THERE IS NO ASSURANCE OF SUCCESS OF OUR PLANNED BUSINESS
                  EXPANSION.

                  We are engaged in an effort to effectuate an ambitious plan to create a vertically integrated paper manufacturer and distributor of paper products. There is, and can be, no assurance that this business expansion will be realized. A considerable part of the capital expenditures required for this business expansion have been obtained or made available by our earlier corporate parent. This capital is no longer available. Yet, additional funds, not yet obtained, are required. There is and can be no assurance that these additional funds will be obtained. Further, the success of this planned business expansion can be affected by many other factors which are not in our control, such as political and economic decisions made by the Chinese government and economic developments affecting the paper manufacturing industry throughout the world. The planned expansion is complex in conception. Its parts are interdependent. Delays in one area can create delays in other areas. We have no prior experience in paper manufacturing as a company, even though we have acquired experienced personnel to effectuate this expansion. Further, execution of the entire plan over the next several years requires that we obtain the manufacture, by other companies in the PRC, of certain equipment now being imported by us from the United States and Europe. While we believe such equipment manufacture in the PRC can be achieved, no assurance can be given that it will be. A failure to achieve such equipment manufacture in the PRC should be expected to materially and adversely affect the cost of the planned business expansion, by reason of recent actions of the Chinese government in significantly raising import duties on some of the equipment to be needed in the future. A projection, updated from earlier projections, is made herein of the timing of the planned business expansion, but no assurance is or can be given that the timing can be met; indeed, it has been and will be subject to periodic revisions caused by unanticipated delays.

         3.       THERE IS DOUBT AS TO WHETHER WE CAN CONTINUE AS A GOING
                  CONCERN.

                  We have been unable to achieve profitable operations, and our capital is insufficient to allow us to complete our two paper mills under constructions. We are currently having discussions, on merger possibilities, with a number of domestic paper mills which are operating and wanting to expand. These merger candidates do not have sufficient financial resources to expand on their own, but they do have sufficient resources to help us complete our existing paper mills under construction since we have already purchased a significant portion of the needed equipment and infrastructures. A successful conclusion to these discussions is subject, of course, to negotiation of satisfactory terms acceptable to both parties. We also need approximately HK$3 million (US$380,000) working capital to fund our converting operations in Conghua, Guangzhou, Guangdong province, China for the next twelve months with a view to turning the company into a profitable position overall. We intend to raise this amount from several shareholders, the management team and a few domestic investors. We are confident that we will be able to raise sufficient working capital to enable us to support our current operation for the next twelve months at the minimum.

         4.       VOLATILITY IN THE PRICE OF PULP AFFECTS THE PROFITS OF OUR
                  COMPANY.

                  The profitability of our paper making operations can be severely affected by the price of pulp used in the manufacture of paper. In the recent past, the price of pulp has been most unstable and subject to significant increases and decreases within a single year's period. Even though conservative inventory practices may be followed, some raw materials must be purchased in advance to assure a continued supply. Until such time as a planned, vertically-integrated paper business is achieved, which integration can tend to offset increased costs of raw materials by higher prices obtainable for finished goods, our profitability can be affected quarter to quarter by the volatility of pulp prices.

         5.       NUMEROUS POLITICAL CONSIDERATIONS CAN AFFECT OUR OPERATIONS.

                  Our business may be adversely affected by political, economic and social uncertainties in China. A change in policies by the Chinese government could adversely affect our interests by, among other things, changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of suppliers, or the expropriation of private enterprises. Although the Chinese government has been pursuing economic reform policies for more that 20 years, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting China's political, economic and social life.

         6.       NUMEROUS ECONOMIC CONSIDERATIONS AFFECT OUR COMPANY.

                  Shareholders or investors residing in the United States should be aware that the economy of China differs significantly from the United States economy in such respects as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation and self-sufficiency, rate of inflation and balance of payments position, among others. Since the early 1950s, the economy of China has been a planned economy subject to five-year and annual plans adopted by central authorities which set forth production goals. Only recently has the Chinese government encouraged substantial private economic activity. The Chinese economy has experienced significant growth in the past ten years, but such growth has been uneven among various sectors of the economy. There can be no guarantee that the government's pursuit of economic reforms will be consistent or effective. Action by the central government of China could have a significant adverse effect on economic conditions in China. Further, much of the economic activity is export driven and, therefore, affected by developments in the economies of China's principal trading partners.

         7.       THE RELIABILITY OF OUR LEGAL SYSTEM IS QUESTIONABLE.

                  In December 1982, the National People's Congress of China amended the Constitution of China to authorize foreign investment and to guarantee the "lawful rights and interests" of foreign investors in China. Despite the subsequent activity and progress in developing the legal system, China does not have a comprehensive system of laws. Enforcement of existing laws may be uncertain and sporadic and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law or to obtain enforcement of a judgment by a court of another jurisdiction.

                  While Chinese law expressly protects the status and rights of Sino-foreign joint venture enterprises, including their right to use land during the term of their respective joint venture contracts, the state reserves the right, in extreme and exceptional circumstances, to terminate the joint venture and provide compensation therefor. In such an event, a joint venture's right to use land would terminate and all plant and facilities would revert to the state in exchange for just compensation.

         8. THE CHINESE GOVERNMENT EXERCISES CONTROL OF CURRENCY CONVERSIONS AND EXCHANGE RATES.

                  We receive revenues in the PRC in Renminbi, which is not freely convertible into foreign exchange. However, we require foreign currency to fund a portion of our operations. For example, we require, and expect to require in the future, U.S. dollars to purchase equipment for expansion projects. In addition, revenues will need to be converted into United States dollars, Hong Kong dollars and other currencies in the amounts needed for us to discharge obligations denominated in foreign currency.

                  The PRC Government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign imports.

                  In general, domestic enterprises operating in the PRC must price and sell their goods and services in the PRC in Renminbi and are also required, with certain exceptions, to sell all their foreign exchange revenues to designated foreign exchange banks in the PRC. In addition, domestic enterprises must provide satisfactory evidence of their need for foreign currency before converting Renminbi to foreign currency through designated foreign exchange banks. However, according to regulations that took effect on July 1, 1996, foreign investment enterprises may be able to access foreign exchange from both designated foreign exchange banks and swap centers, provided that such foreign exchange will be used for current account transactions.

                  Prior to January 1, 1994, there was significant volatility in the exchange rate of Renminbi to U.S. dollars. Although the Renminbi to U.S. dollar exchange rate has been relatively stable since January 1, 1994 and the PRC Government has stated its intention to intervene in the future to support the value of the Renminbi, there can be no assurance that exchange will not again become volatile or that the Renminbi will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect our financial performance and ability to meet our obligations because of our current and future foreign currency denominated liabilities and may materially adversely affect the value, translated into U.S. dollars, of our net fixed assets, earnings and any declared dividends.

                  The current restrictions and uncertainties relating to the currency conversion system in the PRC give rise to risks affecting our ability to obtain adequate foreign exchange at acceptable rates to meet our foreign exchange needs.

         9.       WE ARE EXPOSED TO POSSIBLE ENVIRONMENTAL LIABILITIES.

                  We are subject to PRC national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the PRC Government of any facility that fails to comply with orders requiring it to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce significant amounts of waste water and solid waste materials during the course of our production. We have established environmental protection systems to treat such waste materials and to safeguard against accidents. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial, and local environmental protection regulations. However, there can be no assurance that the PRC national, provincial, or local authorities will not impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

         10.      THE PAYMENT OF DIVIDENDS IS NOT LIKELY.

                  For the foreseeable future it is anticipated that any earnings which may be generated from our operations will be used to finance the growth of the company, and cash dividends will not be paid to holders of the Common Stock.

         11.      WE ARE EXPOSED TO THE IMPACT OF INFLATION.

                  Although we have not attempted to calculate the effect of inflation, management does not believe inflation has had a material effect on our results of operations. Material increases in costs and expenses, particularly packaging, raw material and labor costs, in the future, could have a significant impact on the Company's operating results to the extent that the effect of such increases cannot be transferred to its customers.

         FORWARD-LOOKING INFORMATION.

         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements made in our disclosures to the public. There is certain information contained herein, in our press releases and in oral statements made by authorized officers of the company which are forward-looking statements, as defined by such Act. When used herein, in our press releases and in such oral statements, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "plans," and similar expressions are intended to identify forward-looking statements.

ITEM 4. INFORMATION ON THE COMPANY

         HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal and commercial name is DF China Technology, Inc. We were incorporated on June 24, 1996 as an International Business Company pursuant to the International Business Companies Act of the British Virgin Islands. We were originally named Dransfield China Paper Corporation. On March 28, 2000 we changed our name to DF China Technology Inc. The registered agent in the British Virgin Islands is HWR Services Limited, P.O.Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

         Our principal place of business is Taiping Industrial Zone, Conghua, Guangzhou, Guangdong province, China, but we do maintain a representative office offshore at Unit F4, 11/F, No. 2 San Ping Circuit, Tuan Mun Industrial Centre, Tuen Mun, New Territories, Hong Kong, China. Our telephone number is 852-2469-2880. Our agent in the U.S. is Thomas J. Kenan, 201 Robert S. Kerr Ave., Suite 1000, Oklahoma City, Oklahoma 73102.

         Dransfield Holdings Limited ("Dransfield Holdings"), a Cayman Islands company, is a 19.76% major shareholder in our company. Dransfield Holdings has been listed on the Hong Kong Stock Exchange since April 1993 until August 26,2002 when it became a wholly owned subsidiary of China Merchant Dichain
(Asia) Limited, which took over the listing on the Hong Kong Stock Exchange.

         Through distributions of our shares by Dransfield Holdings to its shareholders in late 1999 and June, 2000 and the issuance of shares in August 2000 for acquiring a minority interest in Tianjin 3D and also as partial settlement of suppliers' payables, Dransfield Holdings reduced its shareholdings to approximately 29.7% with the result that the public float of DF China Technology is increased to approximately 9,431,331 shares (or 47.5%).

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

         In December 1999, our company began production of our own DF brand-name paper products at a paper converting facility we established at Conghua, in the city of Guangzhou, Guangdong Province, Southern China. This was a major step in our evolution into a vertically integrated hygienic paper manufacturer and distributor serving some of China's most densely populated and fastest growing areas, as well as Hong Kong.

         The converting facility has difficulty in locating sufficient domestic jumbo tissue rolls that meet the quality and cost criteria for our intended market segments. Quality imports are available, but high prices, longer lead time and import duties pose major hurdles to market penetration.

       Until we obtain the needed funding to complete either paper mill No. 1 or mill No. 2, our converting facility will always be short of affordable raw materials and, as a result, our market penetration will be delayed. As we continue to aggressively seek funds to complete the mills, we made arrangements to meet part of our production requirements in fiscal 2001 with the intention to alleviate this problem in the short term.

         1. We signed a seven-year agreement with a local paper mill in Jiangmen, Guangdong Province to contract-produce quality jumbo rolls for us. This paper mill has an annual capacity of up to 5,500 tons of tissue paper and 33,000 metric tons of deinked pulp. However, its deinked pulp making facility was not operational. The tissue paper making machine used imported virgin pulp. With the volatile imported virgin pulp price and its lack of critical mass, it was not able to produce jumbo rolls at the price that we could afford. Accordingly, we terminated that arrangement.

         2. We identified a number of smaller paper mills in the Guangdong and Guangxi provinces. Likewise, we attempted to have a part of our requirements met by these mills. To ensure quality of the products produced by these mills, we even posted our paper engineers at these mills to provide the needed guidance to ensure quality and timely delivery. At the end, we found this exercise too costly with the relatively smaller volume that can be delivered out of these smaller mills. As a result, we aborted this effort.

      During fiscal 2002, we started to work with bigger mills that do not have as modern converting equipment that we have. We arranged for contract-packing assignment on behalf of these mills and also purchased better quality jumbo rolls from them. This arrangement enabled us to test our capacity, gained knowledge of the market and what our competitors were doing while at the same time to find another source of supply of jumbo rolls. This practice is still in progress. In addition, we have also identified other medium size mills that lack the converting ability and distribution network. As a result, it gives us an opportunity to have our required jumbo rolls contract-produced by these mills at reasonable terms. We have begun to take delivery from these added sources on a test basis.

      In a bold initiative, we established a business-to-business (B2B) e-commerce platform in 2000 to increase penetration into china's domestic market and bring cost-efficient delivery to our customers. Called DF Tradelink.com.Inc., the platform is a 50-50 joint venture with us as a major shareholder. In a related undertaking, we also participated in a joint venture to create E-Net Box Inc; a company that will provide set-top boxes to access the new B2B platform. Finally, we acquired a minority interest of approximately 20% of Tianjin 3D Image Technique Co. Ltd., which is a technology company focused on delivering 3D imagery in China and overseas. We invested in Tianjin 3D because we believed as its technology should gain access to people's homes, we would gain unique distribution and promotion channels, which should bolster and accelerate the brand-building efforts of our tissue products.

      In line with the our recent strategy to refocus on our original paper business strategy, and combined with the continued weakness and volatility of global technology markets, we have decided to cease the pursuit of our investments in our joint venture investments, DF Tradelink business-to-business
(B2B), e-commerce platform, and E-Net Box set-top boxes. Further, we shall also look for an opportunity to exit from our involvement in Tianjin 3D at the best terms possible.

      During fiscal 2000, we invested approximately HK$6.7 million (US$860,000) in plant and machineries. During fiscal 2001, a further HK$3.7 million (US$476,000) was invested in acquiring property, plant and machineries needed to complete the two paper mills under construction. We also disposed of idle equipment for HK$1.7 million (US$219,000) during the same year. In addition, we acquired over 20% interest in Tianjin 3D Image Technique Co. Limited, a technology company in China by issuing 1,560,000 shares of the company's common stock. There was no significant acquisition of assets during fiscal year 2002.

      We have entered into merger discussions with a number of potential partners during the past few fiscal years, but have not been able to finalize and complete any of the negotiations due, principally, to unattractive terms.

         BUSINESS OVERVIEW

         Our principal business is the manufacturing, marketing, and distribution of:

o Market-recycled pulp for the paper industry (tissue and other types of paper), under construction,

o     Jumbo tissue rolls for paper converters, and

o     Consumer-grade hygienic tissue products.

         In December 1999, we began producing our own DF brand of paper products at our converting facility at Conghua, in the city of Guangzhou, Guangdong Province, Southern China. This was a major step in our evolution into a vertically integrated hygienic paper manufacturer and distributor serving some of China's most densely populated and fastest growing areas, as well as Hong Kong.

         To date, the converting facility has experienced difficulty in locating consistent supplies of domestic jumbo tissue rolls that meet the quality and cost criteria for our intended markets. Quality imports are available, but high prices and import duties make quality imported tissue cost-prohibitive.

         Given the continued weakness of global equity markets and our inability to raise the necessary funds to complete our own paper mills and provide sufficient working capital, we are reliant on inconsistent quality tissue from local mills at highly cyclical prices. This has prevented us from scaling our operations according to our original plans and has hurt margins. Until we obtain the needed funding to complete either paper mill No.1 or mill No. 2, our Conghua converting facility will be short of affordable raw materials and, as a result, market penetration will be delayed.

         Our current focus is to turn our Conghua operations profitable, which will also prove our project's long-term future and profitability to the investment community. Concurrently, we have continued to seek strategic partners with the financial resources to help and add to our original paper strategy. In seeking a partner, we are taking extraordinary efforts to find the right partner with the financial resources, synergistic business model, and complementary management philosophies. Therefore, combined with the uncertainties with China's accession into the WTO, negotiations with potential partners are taking much longer than originally anticipated. We are currently in active discussions with multiple parties and are committed to aggressively identify the right partners.

         In the meantime, we will continue to supplement domestically sourced jumbo tissue rolls with imported paper in order to serve export markets. In fiscal 2000, we began marketing our products overseas and are beginning to meet with encouraging success in Macau, Hong Kong and Taiwan. Expanding sales coverage rapidly does have its risks. Having stretched our sales and marketing team, we were exposed to collection problems resulting in bad debts in fiscals 2000 and 2001. Our distribution network has since been restructured to limit our exposure to credit risk.

THE PAPER INDUSTRY IN CHINA

         China currently has more than 700 businesses producing tissue paper, most of which are small mills with a daily output of 1 to 5 metric tons. Most use cylinder and fourdrinier paper machines with paper widths of 1,092mm to 1,760mm and slow speeds of 60m to 120m per minute only. Raw materials are primarily low quality and include mixed waste paper pulp, white paper trimmings, rice and wheat straw pulp, bagasse pulp, tail pulp of paper mills, waste cotton pulp and others. Only a few paper machines are imported and only a few Chinese-made cylinder and fourdrinier machines use imported wood pulp to produce higher-grade tissue paper.

         The following table shows the estimated use of different raw materials in China's tissue paper plants:

TABLE 1
-------

                                                                                          1997                      2000

RAW MATERIALS                                                 QUALITY                       ESTIMATED USAGE BREAKDOWN
100% imported wood pulp or Chinese-made cotton pulp            Best                       10%                       15%

30% imported wood pulp, 70% wood pulp and waste                Good                       20%                       15%
paper or quality bleached bagasse pulp

White paper shorts and bleached rice and wheat                Average                     20%                       25%
straw pulp

Mixed waste paper, ordinary straw pulp and tail                Poor                       50%                       45%
pulp from other paper mills

         As the peoples' standard of living continues to improve in China, hygienic paper consumption is naturally moving towards better grade raw materials that produce higher quality finished products and that are more environmentally friendly. In 2000, an estimated 35.7 million metric tons of paper and paperboard were produced in China, of which approximately 2.7 million metric tons were hygienic tissue paper.

         Although overall hygienic paper consumption in China is only a fraction of that in the West, consumption grew an average 15.7% annually, from 680,000 metric tons in 1990 to 2.7 million metric tons in 2000. Likewise, even though China's annual per capita tissue consumption increased from 0.6kg to 2.15kg, it is still less than 10% of what people in the United States consume (exceeds 20kg per person).

         While China still lags behind developed countries in hygienic paper consumption, the volume and variety of products consumed are growing each year. Tissue products currently available in China include folded handkerchiefs, facials, napkins, bathroom tissues, kitchen and other paper towels, and moist tissues. Western packaged facial tissues, handkerchiefs, napkins and bathroom tissues are now sold in supermarkets in major cities.

         As an indication of China's progression towards using higher quality hygienic paper products, we could look at the evolution of the types of paper products consumed in China. From 1988 to 1992, toilet paper accounted for more than 95% of all tissue paper sold in China. With the subsequent increase in per capita income, toilet paper accounted for only approximately 70% while tissues accounted for 30% (9% napkins, 13% facial, and 8% balance in paper handkerchiefs) in 2001, according to an industry survey.

         We believe that most hygienic tissue paper mills in China are under-financed, poorly managed and produce low-grade products, covering over 65% of the mass market.

         The two mills we are building target medium- and premium-quality paper product segments. Depending on the quality of raw materials used, our products can also compete in the top end of the mass market. Currently, the premium tissue market is approximately 15% of the total market.

         PRINCIPAL MARKETS

         We compete in the following markets, with regard to each of which we had total revenues for each of the last three financial years as follows:


                                  Year Ended       Year Ended        Year Ended
                Country            3-31-00          3-31-01            3-31-02
                -------           ----------       ----------        ----------
         Hong Kong and Macau        US$157           US$237            US$149
         Other part of the PRC      US$36            US$625            US$471
         Other part of Asia         US$Nil           US$336            US$226

         SEASONALITY

         We experience no seasonality in our sales.

         SOURCES AND AVAILABILITY OF RAW MATERIALS

         Over recent years, virgin pulp prices have fluctuated significantly from US$390 to US$960 a metric ton. U.S. office waste paper prices have ranged from US$20 to US$250 a ton. For example, prices in April 1999 were US$510 (cost and freight from U.S. West Coast to China) for virgin pulp plus 1% duty, compared with US$110 (cost, freight and duty) for office waste paper. Recycling costs in China are estimated to average US$200 per metric ton and not to exceed US$250 per ton. There is little market-recycled fiber in China, and what there is sell at prices 5 to 10% lower than virgin fiber prices.

         With reference to virgin pulp and office waste paper price volatility, the table below suggests, pro forma, how our planned vertically integrated operations would dampen the effects of price volatility with respect to profit margins:


                                                                             (US$ per Metric Ton)
                                                                                     March
                                                      1997         1998         1999         2000         2001         2002
                                                   ----------   ----------   ----------   ----------   ----------   ----------
1. Virgin Pulp Cost                                $      520   $      500   $      510   $      640   $      500   $      552

2. Secondary Fiber
   -Raw Material
   (Office Waste)                                     $30-100      $30-100      $30-100      $50-150      $50-150      $55-155
   -Freight Cost                                           50           35           35           25           25           25
   -Processing Cost
   (Average)                                              200          200          200          200          200          200
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                     $280-350     $265-335     $265-335     $275-375     $275-375     $275-375

3. Profit Margin
       -Recycled Pulp(1)                               Medium       Medium       Medium       Medium       Medium       Medium
       -Jumbo Roll(1)                                  Medium       Medium       Medium       Medium       Medium       Medium
       -Finished Products                              Medium       Medium       Medium       Medium       Medium       Medium


----------

(1) Until needed for our own production, approximately half of this production is planned to be available for sale to other paper mills in China.

         From mid-1994 through March 2002, virgin pulp prices have been most volatile compared with the last 30 years.

         MARKETING CHANNELS

         In fiscal 2001, we marketed our products both through distributors and through our direct sales team. Selling through distributors and regular salesmen exposed us to credit collection problems, which resulted in a HK$927,000 (US$119,000) total bad debt expense for that year. Since then, we decided to scale back to a smaller and more experienced sales management team, which has significantly reduced such problems. During the current year ended March 31, 2002, bad debt expenses were reduced to HK$60,000 (US$7,600). We expect to further reduce this exposure by tightening our credit terms. Going forward, we shall recruit more sales managers to handle sales and marketing for major customers. And for smaller chains and shops, we will identify state-owned distributors that have established distribution networks and sufficient working capital.

PATENTS, COPYRIGHTS AND INTELLECTUAL PROPERTY.

         We hold no patents, copyrights or intellectual property other than trademarks established for our new paper products for the consumer market. We are not aware of any patents, trademarks, licenses, franchises and concessions that would affect our business and production described herein.

THE COMPETITION

      Our main competitors in China include:

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

o Fujian Hengan Holding Co. Ltd. in Changde, Hunan Province, now produces tissue paper to meet its requirements for production of diapers as well as paper. Estimated capacity: approximately 30,000 metric tons per annum. The company announced last year that it is planning to add another 30,000 metric tons of annual capacity at an estimated cost of US$24 million

o Guangxi Sugar Cane Group Limited has ordered two modern paper machines with a speed of 1,500 meters per second and is targeted to begin production in 2002 and 2003, respectively

         Given the above-described capacities together with our estimated capacity, we believe that the demand for top quality products for both domestic and on-premise (tourist) consumption will be temporarily met until the next round of economic growth in China.

         GOVERNMENT REGULATIONS

         Our business suffers no material effects from government regulations other than environmental controls, with which we are in full compliance. See "Environmental Controls" below.

         ORGANIZATIONAL STRUCTURE

         A list of DF China Technology's significant subsidiaries is set forth below:

                                                             Country of        Proportion of
         Name of subsidiary                                 incorporation       ownership
         ------------------                                 -------------      -------------
         Dransfield Paper (Hong Kong) Trading                  Hong Kong            100%
            Limited
         Guangzhou Dransfield Paper Ltd                        The PRC              100%
         Guangdong Dransfield Paper Ltd                        The PRC              100%
         Jiangsu Dransfield Paper Co Ltd                       The PRC              100%

         PROPERTY, PLANTS AND EQUIPMENT

                  CONGHUA - PAPER MILL NO. 1.

         We have land use rights to 16,011 square meters in a development zone in Conghua, Guangzhou, PRC, on which we have constructed a paper converting plant and warehouse, a conference center, and a 52-room guesthouse. The recycled pulp production and paper making facilities are planned for a tract of approximately 35,000 square meters in Xinhui, near Guangzhou, near other tissue and industrial-grade paper manufacturers, on a major river with ready access to road and river transportation and an abundant supply of electricity.

                  JIANGYIN - PAPER MILL NO. 2.

         Our Paper Mill No. 2 is located in the city of Jiangyin, Jiangsu Province on a 65,000-square-meter tract held by a 50-year land use agreement with the local authority. The site is adjacent to a Yangtze River tributary, which will supply water to the paper mill. The tract is also accessible by a major highway, is near other manufacturers of industrial grade paper and is adequate to meet medium-term expansion needs. There is an adequate supply of electricity to the mill.

         The following sets forth the capital expenditures already made with regard to both paper mills, purchases still to be made, the estimated timing for these purchases and the anticipated source of the needed funds.


                                                                      US$000s
                                                     -----------------------------------------
                                                                      To Be
Capital Requirement                                  Purchased        Purchased         Timing
-------------------                                  ---------        ---------         ------
MILL NO. 1:
Used Deink Line (Belgium)                                                               Apr 96
Used Paper Making Machine (USA)                                                         Nov 96-Apr 97
Used Paper Converting (USA, Japan)                                                      Jan 96
Land & Building (USA)                                                                   Jan 95-Oct 95
                                                     ---------
         Sub-Total                                   $  13,789
New Auxiliary Equipment (China)                                      $   3,800          Dec 02-Dec 03
New Environmental Control
  Equipment (China/USA)                                                    158          Dec 02-Dec 03
Infrastructure (China)                                   1,211           1,966          Dec 02-Dec 03
                                                     ---------       ---------
         Sub-Total                                      15,000           5,924


                                                                      US$000s
                                                     -----------------------------------------
                                                                      To Be
Capital Requirement                                  Purchased        Purchased         Timing
-------------------                                  ---------        ---------         ------
MILL NO. 2:
Used Deink Line (USA)                                                                   Jan 96
Used Paper Making Machine (Belgium)                                                     Jan 96
Used Paper Converting (USA, Japan)                                                      Apr 96
Land & Building (USA)                                                                   Sep 96-Dec 97
                                                     ---------
         Sub-Total                                       8,211
New Auxiliary Equipment (China)                                          3,750          Dec 02-Dec03
New Environmental Control
  Equipment (China/USA)                                                    206          Dec 02-Dec03
Infrastructure (China)                                   1,452           1,320          Dec 02-Dec03
                                                     ---------       ---------
         Sub-Total                                       9,663           5,276

                          Total                      $  26,663       $  11,200

         The source of funds for these capital expenditures for Paper Mill Nos. 1 and 2 was as follows:

         o $10 million advance from Dransfield Holdings in November 1996 and April 1997,

         o $6.5 million advance from Dransfield Holdings from January through August 1997,

         o $6.5 million advance from Dransfield Holdings from September 1997 through March 1998,

         o $1.0 million advance from Dransfield Holdings from April 1998 through March 1999,

         o $1.5 million by the issuance of common stock to contractors from April 1999 through March 2000,

         o $1.2 million advance from Dransfield Holdings from April 1999 through March 2000, and

         o $1.1 million advance from Dransfield Holdings from April 2000 through March 2001.

         We plan to raise approximately US$7 million required to complete our two paper mills from investors or through merging with an existing paper mills in China, but the Company's current priority is to turn profitable by focusing on its Conghua converting operation. We believe we can finance the US$4 million balance through credit from suppliers.

ENVIRONMENTAL CONTROLS. We anticipate that the Chinese government will increase its environmental controls requirements. With this in mind, we are installing and employing environmental control standards that meet U.S. standards, which exceed those currently required by the PRC.

         The provincial authorities and the central government have approved the environmental controls we are installing at Paper Mill No. 2. The paper mills will use an enzymatic-deinking agent instead of traditional chemical agents. This biological process will reduce chemical use by approximately 90%. The effluent output is mostly clay, which can be used for construction, and the effluent water will be treated in lagoons. The effluent water, after treatment, will meet the standards set by the Chinese government for biological oxygen demand (BOD), chemical oxygen demand (COD), suspended solids (SS) and pH.

         The entire deinking process was designed in-house by U.S. and European experts assisted by an independent consultant. Our waste treatment process and plants have been designed by U.S. specialists and are being built in China.

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

VENUE OF SALES. Most of our sales for fiscal years 1998-2001 were in Hong Kong. We had achieved our original target of an approximate 50-50 mix between domestic and export sales. However, due to significant price competition in Hong Kong and the continued weakness in its economy, margins have eroded. Therefore, in line with our current strategy to focus on turning our Conghua converting operations profitable, we are refocusing our marketing efforts to China and limiting our exposure in Hong Kong to tenders by the government, major distributors and other major institutions that provide more stable margins and reliable payment.

ACQUISITIONS.

         We have been engaged in discussions and negotiations with potential merger candidates, but have not been able to reach any substantial agreement. Going forward, we will take special care to assess the long-term benefit of any potential mergers before finalizing any substantive agreements.

OFFICE FACILITIES.

         Our headquarters is located in our Conghua converting facilities. We continue to maintain an overseas representative office in Hong Kong since September 23, 2002.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere see "Financial Statements." All dollar amounts are in U.S. dollars unless otherwise noted.

OVERVIEW.

         Certain vertical integration activities (see "Outlook" below) are reflected in the statements of operation and cash flows for the fiscal years ended March 31, 2000, 2001, and 2002.

         During fiscal 2002, management focused its efforts on improving operating margins at our converting operation in Conghua, Guangzhou in an attempt to prove the long-term profitability and soundness of our paper business strategy. This was achieved. However, faced with inadequate working capital, we were unable to increase volume to achieve critical mass to turn the entire operation profitable. Further, due to our inability to raise the needed capital to complete our two paper mills, we continue our practice established last year to make provision against our fixed assets for the potential decline in value of our unfinished paper mills. And due primarily to the lack of creditable data to assess the future profitability of our affiliate, Tianjin 3D Image Technique Co. Limited, we have made full provisions against - that is, written off - the investment value at March 31, 2002 as more fully described below:

         During fiscal 2001, as a result of inadequate funding, management anticipated that the revenue generated from certain paper mills might fall below expectations due to the delay or temporary suspension of construction of the two paper mills. This served as an indication that the carrying values of the property, plant and equipment of paper manufacturing division might exceed the undiscounted future cash flows expected to be generated from these fixed assets.

         Since then, we have adopted an accounting policy to review the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If an asset's recoverable amount is less than the carrying amount, the asset's book value will be reduced to its fair value and an impairment loss is expensed.

         On the basis of advice from our professional valuers, we recognized an HK$61.99 million (US$7.94 million) and HK$7.94 million (US$1.02 million) impairment loss for the years ended March 31, 2001 and 2002 respectively.

         The following is a summary of the impairment loss of property, plant and machinery by category for the years ended March 31, 2001 and 2002 (in thousands):


Paper Manufacturing                   Leasehold land                      Machinery
                                      and buildings                     and equipment
                              -----------------------------     -----------------------------
                                  US$              HK$              US$               HK$
                              ------------     ------------     ------------     ------------
2001                                 1,776           13,854            6,171           48,136
2002                                    --               --            1,018            7,939
                              ------------     ------------     ------------     ------------

         Moreover, our affiliate, Tianjin 3D, which is engaged in the production and distribution of three-dimensional visual products, has not achieved the profitability target established upon its acquisition. Management determined that the anticipated reduction in revenue as a result of change in market conditions would not be temporary. Accordingly, we recognized an HK$3.26 million (US$418,000) and HK$4.59 million (US$588,000) impairment during the years ended March 31, 2001 and 2002, respectively, primarily due to the reduction in revenues as compared with the affiliate's profitability projections. Primarily due to our inability to assess the future profitability of the affiliate, we made full provisions against our investment in the affiliate at March 31, 2002.

RESULTS OF OPERATIONS.

         The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the three years in the period ended March 31, 2002:


Year ended March 31                           2000              2001              2002
                                           -----------       -----------       -----------
Sales                                            100.0%            100.0%            100.0%
Cost of sales                                   (104.7)           (129.8)            (82.4)
                                           -----------       -----------       -----------
Gross margin                                      (4.7)            (29.8)             17.6
                                           -----------       -----------       -----------

Selling, general and
  administrative expenses                       (535.4)           (152.4)          (103.01)
Interest income and expense                        2.7                --
Other income and expenses, net                    73.4            (762.2)           (188.3)
                                           -----------       -----------       -----------
                                                (459.3)           (914.6)           (291.4)
                                           -----------       -----------       -----------

Net loss                                        (464.0%)          (944.4%)          (273.8%)
                                           -----------       -----------       -----------


SALES.

         DFCT's turnover in fiscal 2002 was HK$6.6 million (US$846,000) compared with HK$9.3 million (US$1.2 million) in fiscal 2001. The decrease in turnover was due to the Company's decision to exit from trading packaging grade papers as reported previously and the reduction in sales due to limited working capital. Turnover in fiscal 2000 was HK$1.5 million (US$193,000). The significant turnover increase in fiscal 2001 was due to the sales increase of our own manufactured hygienic paper products as we slowly ramped up our Conghua converting operations.

GROSS MARGIN.

         We achieved the first positive gross margin since 1998 of HK$1.1 million (US$147,000) in FY 2002, which was primarily a result of focusing on sales of higher margin products and improved purchasing gained from previous experience. Gross loss for FY 2001 was HK$2.79 million (US$357,000) versus HK$70,000 (US$9,000) in FY 2000. The gross loss in fiscal 2001 was due to trial projects we undertook with two small tissue papermaking mills with which we signed leases in early fiscal 2001. Management estimates that the trial runs cost us approximately HK$2 million (US$256,000), which over-burdened our cost of sales and caused the gross loss for the year. The trials proved that the mills were uneconomical and ineffective. The equipment was substandard, and the mills were too small to produce jumbo rolls cost-effectively and with consistent quality. We accordingly decided to discontinue using those mills. Most of these small mills in China can make little profit and will actually benefit substantially from using our cost-effective recycled pulp. Our experience with the two small mills confirmed our original strategy of targeting small mills in China as potential customers for our recycled pulp. Furthermore, operating the small mills gave us a better understanding of their needs and gives us credibility when we approach them as potential customers for our recycled pulp.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

         Selling, general and administrative expenses for FY 2002 were $6.8 million (US$872,000) while they were HK$14.2 million (US$1.8 million) and HK$8 million (US$1,031,000) in FY 2001 and FY 2000 respectively. The decrease in selling, general and administrative expenses in fiscal 2002 was due to tighter expense controls and overhead reduction. The increase in expenses in fiscal 2001 was due to the HK$1.6 million (US$203,000) marketing expense incurred to promote Changsvision and expenses incurred to build our marketing and distribution channels.

INTEREST EXPENSE, NET.

         There was no interest income in FY 2002 and FY 2001 compared to HK$41,000 (US$5,000) in FY 2000 from interest earned on time deposits of capital raised through stock issues. The company currently has no interest bearing liabilities.

OTHER INCOME AND EXPENSES, NET.

         Other income in fiscal 2002 of HK$166,000 (US$21,000) was received from a subsidiary and is not expected to recur. Other income for fiscal 2001 of HK$100,000 (US$13,000) mainly represents agency commissions received and deposits refunded. In FY 2000, other income which was reported separately mainly represented a lump sum fee of HK$1 million (US$131,000) for consultancy services rendered to a third party on various investment opportunities related to paper industry in the PRC.

NET LOSS.

         Net loss from ordinary activities attributable to shareholders was HK$18.1 million (US$2.3 million) in fiscal 2002 compared to HK$88.2 million (US$11.3 million) and HK$6.9 million (US$895,000) in fiscal 2001 and 2000 respectively. A breakdown of our net loss this year is provided below:

ONE-TIME ITEMS


        HK$ Millions   US$ Millions                             Explanation
--------------------------------------------------------------------------------------------------------
            $ 7.94        $  1.02      Fixed asset provision for the potential decline in value of our unfinished paper mills
              4.59           0.59      Equity in loss of an affiliate
--------------------------------------------------------------------------------------------------------
Sub-total    12.53           1.61
--------------------------------------------------------------------------------------------------------

RECURRING ITEMS
              0.06           0.01      Bad-debt expense from dealing with small local distributors
              0.60           0.08      Corporate expenses for maintaining our listing
              1.59           0.20      Depreciation
--------------------------------------------------------------------------------------------------------
Sub-total     2.25           0.29
--------------------------------------------------------------------------------------------------------

              3.29           0.41      Operational losses due to insufficient turnover

--------------------------------------------------------------------------------------------------------
TOTAL       $18.07        $  2.31
========================================================================================================

Items not affecting cash flow in fiscal 2002:

HK$ Millions    US$ Millions                              Explanation
--------------------------------------------------------------------------------------------------------
  $  7.94         $   1.02   Fixed asset provision for the potential decline in value of our unfinished paper mills
     4.59             0.59   Equity in loss of an affiliate
     1.59             0.20   Depreciation
--------------------------------------------------------------------------------------------------------
  $ 14.12         $   1.81
========================================================================================================

A breakdown of our net loss in fiscal 2001 is provided below:

ONE-TIME ITEMS
            HK$ Millions      US$ Millions                          Explanation
------------------------------------------------------------------------------------------------------
            $   61.99         $    7.95    Fixed asset provision for the potential decline in value of our unfinished paper mills
                 8.34              1.07    Equity in loss of an affiliate
                 1.58              0.20    Start-up marketing expenses on Changsvision for Tianjin 3D
                 2.00              0.26    Loss incurred from trial production at the two small paper mills
-----------------------------------------------------------------------------------------------------
Sub-total       73.91              9.48
-----------------------------------------------------------------------------------------------------

RECURRING ITEMS


            $   0.78          $   0.10    Expenses incurred to develop our sales & marketing team
                0.93              0.12    Bad-debt expense from dealing with small local distributors
                1.68              0.21    Corporate expenses for maintaining our listing
                0.40              0.05    Amortization of employee stock option expenses
                2.47              0.32    Depreciation
-----------------------------------------------------------------------------------------------------
Sub-total       6.26              0.80
-----------------------------------------------------------------------------------------------------

                8.07              1.03    Operational losses due to insufficient turnover

-----------------------------------------------------------------------------------------------------
TOTAL       $  88.24          $  11.31
-----------------------------------------------------------------------------------------------------

The HK$88.2 million (US$11.31 million) net loss in fiscal 2001 was primarily due to a HK$61.99 million (US$7.95 million) provision for the diminution in value of fixed assets and a HK$8.34 million (US$1.07 million) equity in loss of an affiliate, Tianjin 3D. Due to the difficult fund raising environment after the Asian economic crisis, we engaged professional surveyors to identify potential asset impairments at our two unfinished paper mills. As a result and for prudence reasons, we made significant provisions against our fixed assets.

The provision does not affect cash flows or the intrinsic value of our past investment. Once we raise the funds required to complete our two paper mills, our shareholders will benefit from this one-time provision through lower depreciation and amortization expenses in the future.

Furthermore, the items not affecting cash flow in fiscal 2001 are:

   HK$ Millions    US$ Millions                            Explanation
-----------------------------------------------------------------------------------------------------
 $   61.99         $  7.95    Fixed asset provision for the potential decline in value of our unfinished paper mills
      0.93            0.12    Bad-debt expense from dealing with small local distributors
      8.34            1.07    Equity in loss of an affiliate
      2.47            0.32    Depreciation
      0.40            0.05    Amortization of employee stock option expenses
-----------------------------------------------------------------------------------------------------
 $   74.13         $  9.51
-----------------------------------------------------------------------------------------------------

The net loss in fiscal 2000 was primarily due to:

         o HK$827,000 (US$106,000) loss from our paper merchanting division, and

         o        HK$624,000 (US$80,000) in corporate expenses

Items not affecting cash flow in fiscal 2000:

         o HK$2.3 million (US$295,000) in amortization and depreciation of land and building, factory, and machinery of our Conghua converting plant,

         o        HK$616,000 (US$79,000) increase in inventory provisions, and

         o HK$624,000 (US$80,000) amortization of employee stock option expenses

BALANCE SHEET ITEMS.

         Significant changes to several balance sheet items occurred from fiscal years 2001 to 2002 and were:

o a decrease in fixed assets from HK$143.3 million (US$18.4 million) to HK$133.5 million (US$17 million) reflecting the HK$7.94 million (US$1.02 million) provision against fixed assets.

o a decrease in shareholders' equity from HK$139.6 million (US$17.9 million) to HK$121.5 million (US$15.6 million) reflecting the provision against fixed assets and write off of our investment in an affiliate of HK$4.6 million (US$588,000) in addition to a small operating loss of HK$3.4 million (US$345,000).

         Significant changes in several balance sheet items occurred from fiscal years 2000 to 2001 - in particular, fixed assets, and shareholders' equity. These changes reflect -

o a decrease in fixed assets from HK$200.9 million (US$25.8 million) to HK$143.3 million (US$18.4 million), reflecting the HK$62 million (US$7.9 million) provision against fixed assets, and

o the issuance of 1,751,211 shares of common stock for HK$16.9 million (US$2.1 million) to acquire a minority interest in Tianjin 3D Image Technique Co. Ltd and for partial settlement of supplier payables.

LIQUIDITY AND CAPITAL RESOURCES.

         We had negative cash flows from operations of HK$1.2 million (US$158,000), HK$11.7 million (US$1.5 million) and HK$2.7 million (US$346,000)
respectively in fiscal years 2002, 2001 and 2000. The 2002 negative performance was due to increase in current liabilities, decrease in current assets offset by the increase of accounts receivables and decrease in accrued rental payable. The 2001 negative performance was due to a HK$1 million (US$129,000) increase in receivables from increased sales, and operating loss incurred for one of its paper mills which has a full year against four months' operation in FY 2000 as a result of increased in selling, general and administrative expenses incurred for various efforts to improve our revenues. The year 2000 negative performance was due to a HK$0.7 million (US$94,000) increase in net inventories and a HK$506,000 (US$65,000) decrease in accounts payable.

         Cash flow outlay for fixed asset investments was insignificant in FY 2002. Our fixed asset investments in our paper mills reduced cash flows by HK$3.7 million (US$476,000) in FY 2001, HK$6.8 million (US$864,000) in FY 2000.
Proceeds from disposal of fixed assets were HK$361,000 (US$46,000) and HK$1.7 million (US$219,000) for fiscal years 2002 and 2001 respectively. The gain on disposal of fixed assets recognized in FY 2000 was HK$68,000.

         In FY 2000, we received HK$13.1 million (US$1.7 million) from issuing new shares of common stock, of which HK$2.4 million (US$310,000) was used to repay a loan made by a minority shareholder and HK$0.7 million (US$87,000) to repay loans made by DHL. In fiscal 2001, HK$3.5 million (US$449,000) were received from issuing new shares of common stock. There was no sale of equity during FY 2002.

         To the extent that pending litigation or unasserted claims could affect our liquidity and capital resources, see "Item 18. Financial Statements - Notes to Financial Statements - Note 14 - Commitments and Contingencies - Contingencies - Pending Litigation, Unasserted Claims and Other Legal Matters."

RESEARCH AND DEVELOPMENT. We have not incurred any significant research and development expenses except for research in financial year 2002 related to the E-commerce platform, which we have discontinued, given the sustained weakness of global technology markets. Details on our original E-commerce platform are discussed under "History and Development of the Company" above.

         TREND INFORMATION

         Despite China's recent double-digit GDP growth and the projected 7% annual growth going forward, we do not expect the majority of Chinese consumers to be able to afford premium-priced hygienic paper products for several years to come. Accordingly, we plan to position ourselves in the mass market as well as in the medium- to premium-priced market. Our strategy is to penetrate the mass market to cultivate consumers' appreciation and recognition of our quality products. We intend to have raw materials for the mass-market products contract-manufactured by smaller paper mills and to produce raw materials for higher-end products at our own mills as they are commissioned.

         The continued weakness of global equity markets has hampered our fund raising efforts to complete our paper mills. Therefore, our current focus is to turn our Conghua converting operations profitable. The current product focus is on away-from-home products, because they provide higher margins than the traditional consumer products such as toilet rolls and facial tissues. This includes targeting the premium away-from-home market catered for tourists, because demand for premium away-from-home tissue products is expected to increase significantly, especially with the 2008 Beijing Olympics. And despite our initial ventures into developing export markets in nearby Asian countries to hedge our foreign currency exposure, we have temporarily put those plans in hiatus to focus on China and Hong Kong until we can produce our own high quality deinked pulp, which will allow us to produce the high quality finished products suitable for export at cost competitive prices.

         CONVERSIONS OF DEBT TO EQUITY

         Of the earlier advances from Dransfield Holdings to complete Paper Mills Nos. 1 and 2, $5 million were converted into common stock of the company in May 1997 at $5 a share. $4.2 million were converted into common stock of the company in September 1997 at $4.25 per share, $4.5 million were converted into common stock of the company in March 1998 at $4.50 per share, $147,000 were converted into common stock of the company in November 1999 at $7 per share and $5.8 million were converted into common stock of the company in February 2000 at $3.51 per share.

         NEW STANDARDS TO BE IMPLEMENTED

         In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method. Under the previous rules, the company used the purchase method of accounting. SFAS No. 141 also refines the definition of intangible assets acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. Business combinations must be accounted for using SFAS No. 141 beginning on July 1, 2001.

         SFAS No. 142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. It was adopted on January 1, 2002. The new rules also prohibit the amortization of goodwill associated with business combinations that close after June 30, 2001.

         These new requirements will impact future period net income by an amount equal to the discontinued goodwill amortization offset by goodwill impairment charges, if any, and adjusted for any differences between the old and new rules for defining intangible assets on future business combinations.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The standard was adopted on January 1, 2002, and is not expected to have a material effect on the financial statements except that any future discontinued operations may be presented in the financial statements differently under the new rules as compared to the old rules.

OUTLOOK.

         The statements contained in this outlook are based on current expectations. These statements are forward looking, and actual results may vary materially.

         We are building a vertically integrated, multi-product, consumer hygienic paper manufacturing and distribution business. Planning for this business began in 1993. We made business contacts in the buying and selling of unfinished paper and established business alliances for two plants in China. Material capital expenditures were both committed and made, and the first two paper converting plants are now operational.

         In 1998, we began working with a number of local Chinese paper mills, sharing our specialized technical knowledge with market recycled pulps. Although China has initiated a number of reforestation programs, the country is unlikely ever to become self-sufficient in wood fiber and must import from world markets. We believe we are unique in China in our ability to help local mills purchase imported market recycled pulp, and combine it with local, non-wood fiber to produce an improved grade of pulp that is a good-quality and cost-effective substitute for imported virgin pulp.

         Our vertical integration plans embrace the following operations, one of which is operational. All others are still in the development stage:

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

We estimate that the net operating margins in these divisions will be as follows:


              Division                                            Net Operating Margin
              --------                                            --------------------
              Recycle pulp production                                 10 to 15%
              Paper making                                            10 to 16%
              Paper converting                                        11 to 21%

TIMING OF THE EXPANSION. Phase I of our business expansion is the completion of Paper Mills Nos. 1 and 2. Phase II of our long-term growth plan involves constructing two more paper mills, one in the Tianjin region in northern China and another in the Sichuan Province in western China. We will only begin Phase II when Phase I begins to achieve our targeted financial results and after we have demonstrated that we can apply the knowledge and experience gained in building Paper Mill Nos. 1 and 2 to construct the third and fourth mills with maximum speed and efficiency. The projected dates for the completion and commencement of operations of each of the four mills have been delayed given the continued weakness of the global equity markets. Our updated forecasts are as follows:


                                            Recycled Pulp             Paper             Paper
                                            Production                Making            Converting
                                            ----------                ------            ----------
Phase 1:  Under construction
  Paper Mill No. 1                          December 2003             May 2003          Operational
  Paper Mill No. 2                          October 2003              March 2003        Operational (but dormant
                                                                                        due to inadequate working
                                                                                        capital)

Phase 2:  Planned.  Not under construction
  Paper Mill No. 3                          August 2004               December 2004     December 2004
  Paper Mill No. 4                          August 2005               December 2005     December 2005

PAPER MILL NO. 1. We invested US$6 million in establishing a paper conversion plant, a conference center, and a research and development center in Conghua County in the city of Guangzhou, Guangdong Province in southern China. The paper conversion plant came on stream in August 1997 and now converts jumbo rolls of paper into toilet tissue, paper handkerchiefs, napkins and facial tissue. Its maximum capacity is approximately 1,200 metric tons per month. The plant also serves as a training and research and development center to develop our paper business throughout China. An expert plant manager with 30 years' experience was brought from the U.S. to manage and supervise this plant and to develop a capable production team to spearhead our expansion. He has completed his mission and retired, but remains a consultant to the company.

         Distribution of paper products from the paper converting plant commenced in August 1997 under our own brand DF name. These products are being marketed primarily in Hong Kong and Southern China. In June 1998, we recruited a 20-year veteran of the converting business to be responsible for marketing jumbo rolls, finished goods and our newly introduced away-from-home products to overseas markets. This effect has now been localized.

         A used deinking machine for recycled pulp production was purchased in Belgium, dismantled, shipped to China in May 1996, and is planned to begin operations within eight months of receipt of about US$5 million of required funding. This plant has output capacity of approximately 90 metric tons per day. The targeted customers for half of the plant's recycled pulp production are in the Pearl River delta area, within eight miles of the mill and represents current annual customer demand exceeding 800,000 metric tons.

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

         Originally, the Chinese partners were to contribute a 12,000-kilowatt-hour coal-fired power plant for their 40% interest in the joint venture. However, there is now an adequate supply of electricity in the area where the factory is situated, and negotiations to exclude the power plant in the joint venture were completed in July 1999. We believe we are in a position to develop and operate the factory on the strength of our own management.

         On July 20, 1999, DF Paper Jiangsu Ltd ("DFPJ") (formerly known as "Dransfield Broadsino Paper Holdings Limited") entered into an agreement with Jiangsu Huaxi Holdings Corporation ("Jiangsu Huaxi"), the PRC joint venture partner of JiangSu Dransfield Paper Co Ltd ("JiangSu").

         It was agreed that Jiangsu Huaxi would give up its rights to invest and gain a 40% equity interest in JiangSu as originally stated in the joint venture agreement between DFPJ and Jiangsu Huaxi. Accordingly, JiangSu became a wholly owned subsidiary of DFPJ and the registration status of JiangSu was changed from a Sino-foreign equity joint venture company to a wholly owned foreign enterprise on October 14, 1999.

         In fiscal 2001, the Company entered into an agreement with Bonnaire whereby Bonnaire assigned its rights, title, interest and benefit to/in the HK$14.4 million loan to Company and transferred all its beneficial interest in the shares of DFPJ to the Company in full, and settled all amounts due from Bonnaire to the Company in respect of the HK$14.4 million loan in full. Accordingly, DFPJ became a wholly owned subsidiary of the Company.

         The converting facility at Paper Mill No. 2 in Huaxi, Jiangsu Province, was commissioned in July 1999 and is now operational. However, given the shortage of working capital to purchase raw materials, our converting facilities at Paper Mill No. 2 is now dormant as the company focuses its efforts on turning Conghua profitable.

         And once our deinking and paper-making operations are commissioned, we estimate that we will initially use less than half of the 120-metric-tons-per-day of recycled pulp produced in Paper Mill No. 2's own tissue paper plant. Until we need it for our own finished products, we will sell more than half of the production to other paper mills in Jiangsu and Zhejiang Provinces, which have an annual demand of over 1,400,000 metric tons.

         Subject to funding, we expect to complete the de-inking facility in 5 months, and complete the papermaking operations 5 months after that. Included in our funding plan is an approximately HK$8 million (US$1.05 million) payable in settlement of land for the paper mill purchased from our landlord.

PAPER MILLS NO. 3 AND 4. We eventually plan to assemble and operate two additional integrated paper mills - that is, plants for recycled pulp production, paper making, and paper conversion - one in northern China in the Tianjin area, and the other in western China in the Sichuan Province. These two paper mills will be installed after the first two mills, now under construction, are operational. Subject to funding and satisfactory operation of Mills Nos. 1 and 2, our plans envision the commencement of full operations at Paper Mills No. 3 and 4 by the last quarter of fiscal 2005. Considerable equipment has already been acquired for the papermaking and conversion plants for Paper Mills No. 3 and No. 4.

         As stated earlier, our plans include deinking recycled waste paper into pulp, which is different from China's current norm of importing virgin fiber. The following table shows the present annual demand for recycled pulp and jumbo rolls, in the areas to be served by our four planned paper mills, and the expected annual production of our mills:

                                                                               The Company's
                                                                               Planned
                                                                               Maximum
                                                      Potential                Production
                                                      Demand-2000              (Recycled Pulp)
         Phase I          Province/City               (Metric Tons)            (Metric Tons)
         -------          -------------               -------------            ---------------
         No. 1            Guangdong Province             861,022                    60,000
         No. 2            Jiangsu Province               767,050                    72,000
         No. 2            Zhejiang Province              679,100
         No. 2            Shanghai Municipality          234,547
                                                       ---------                 ---------
                                      Total            2,541,719                   132,000


                                                                                        The Company's
                                                                                        Planned
                                                                                        Maximum
                                                              Potential                 Production
                                                              Demand                    (Recycled Pulp)
         Phase II         Province/City                       (Metric Tons)             (Metric Tons)
         --------         -------------                       -------------             -------------
         No. 3            Tianjin Municipality                      221,400                    60,000
         No. 3            Beijing Municipality                      101,000
         No. 3            Heibei Province                                                     128,000
         No. 4            Sichuan Province                          238,750                    60,000
                                                              -------------             -------------
                                   Total                            689,150                   120,000


         Our planned production represents less than 4% of the annual requirements of our target markets even before factoring in the growth in demand from each of the regions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         DIRECTORS AND SENIOR MANAGEMENT

         Set forth below are the names, and terms of office of each of the directors, executive officers and significant employees of the company and a description of the business experience of each.

                                                          Office
                                                          Held           Term of
Person                        Office                      Since          Office(1)
------                        ------                      ------         ---------
Horace YAO Yee Cheong, 56     Chairman                    Apr 1994       Apr 2003

Emma CHEUNG Kam Wa, 38        Chief Executive Officer     March 2002     April 2003

Francis NG Ah Ba, 54          Director                    Jun 1998       May 2002

Kenneth MAK Kar Shun, 45      Director                    Apr 2000       Apr 2003

Thomas J. KENAN, 70           Director                    Mar 1997       Apr 2003

Kurt W. Krause, 57            Director                    Apr 1997       Apr 2003

Professor Li Chang, 44        Director                    Aug 2000       Apr 2003

James MADISON, 52             General Manager             May 1996       May 2000
                              of Pulp and Paper;
                              now a Consultant

Manuel ALVAREZ, 66            General Manager             Apr 1995       Dec 1999
                              of paper converting
                              operations; now a
                              Consultant

----------

(1) A director is subject to earlier removal, with or without cause, by the shareholders and with cause by the other directors. Officers are subject to earlier removal, with or without cause, by the directors.

EXECUTIVE DIRECTORS

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

         EMMA CHEUNG KAM WA. Ms. Cheung graduated from Beijing University and the Chinese Academy of Social Sciences in International Studies and holds a Masters in Law. She has extensive experience in managing multiple businesses in the PRC and Hong Kong including logistics, petroleum trading, and investment consulting during the past ten years including setting up sino foreign joint ventures. . Ms. Cheung's responsibilities include the day-to-day execution of our business plan and overseeing the execution of planned merger and acquisition activities.

         KENNETH MAK KAR SHUN. Mr. Mak was Director of Research & Development of E-Net Box Inc. However, since DFCT has since aborted its E-Net Box project, Mr. Mak has become the acting Company Secretary since March 16, 2002. He has over 20 years of experience in engineering and research and development in Europe, Middle East and Asia. Prior to joining us, he was marketing and technical director of a consumer electronic product company listed in Hong Kong. He holds a B.Sc. degree in Electrical Engineering from University of Alberta, Canada.

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

         FRANCIS NG AH BA. Mr. Ng was a founder of Mearl Paper Industries Sdn. Bhd., in Malaysia and has more than 20 years of experience in the paper industry. He holds a diploma in Management Development from the ASEAN Institute of Management in the Philippines. Mr. Ng has since resigned from DFCT.

NON-EXECUTIVE DIRECTORS

         THOMAS J. KENAN. Mr. Kenan has 38 years experience as a practicing attorney in the United States, primarily in securities, corporation, and business reorganization law. He holds a master's of comparative laws degree from New York University.

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

COMPENSATION

         The directors and officers of our company received from it and its subsidiaries an aggregate of HK$384,000 (US$49,180) in compensation in the last fiscal year for their services in all capacities. There are no present plans, arrangements, or understandings concerning any change in compensation for them. Our company has no pension, retirement or similar benefits for directors and officers pursuant to a plan contributed to by our company.

         BOARD PRACTICES

         We have an audit committee and a compensation committee. The members of each are set forth below:

         Audit Committee: Messrs.: Thomas Kenan , Kurt Krause and Horace Yao. Messrs. Kenan and Krause are independent board members.

         Compensation Committee:  Mr. Kurt Krause and Ms Emma Cheung.

         The two committees each meet once annually.

         EMPLOYEES

         We employed 156_ persons on March 31, 2000; 62 persons on March 31, 2001, and 59 persons on March 31, 2002. We have no relationships with labor unions. We employ no significant number of temporary employees.

         SHARE OWNERSHIP

         The following tables set forth, with regard to our directors and senior management, the number of shares of common stock in the company each owns directly or beneficially as of September 30, 2002, the percentage of the shares outstanding such ownerships represent, and any options granted to them on the company's shares:


                                                                                  Percentage of
Name                               Position                   No. of Shares       Outstanding Shares
----                               --------                   -------------       ------------------
Horace YAO Yee Cheong              Chairman                       1,854,440               9.3%

Emma CHEUNG Kam Wa                 Chief Executive Officer                0                 0

Kenneth MAK Kar Shun               Executive director                     0                 0

Prof. LI Chang                     Executive director             1,460,000               7.3%

Thomas J KENAN                     Non-executive director             1,103*               --

Kurt W. KRAUSE                     Non-Executive director                 0                 0

Alex C.H. TSE                      Subsidiary director                    0                 0

James MADISON                      Consultant                             0                 0

Manuel ALVAREZ                     Consultant                             0                 0

----------

*        Less than one percent

Options to purchase shares of common stock granted and held by directors and senior management (1)



                                   No. of              Exercise
Name                               Options Held        Price         Expiration Date
----                               ------------        ---------     ---------------
Horace YAO Yee Cheong                   395,000         US $0.82     April 2, 2003

Emma CHEUNG Kam Wa                            0               --                --

Kenneth MAK Kar Shun                     50,000         US $0.82     April 2, 2003

Prof. LI Chang                           30,000         US $0.82     April 2, 2003

Thomas J KENAN                           50,000         US $0.82     April 2,2003

Kurt W. KRAUSE                           20,000         US $0.82     April 2, 2003

Alex  C. T. TSE                          25,000         US $0.82     April 2, 2003

James Madison                                 0               --                --

Manuel ALVAREZ                                0               --                --


----------

Note (1). At the board meeting on March 16, 2002, the Board resolved to accomplish the following matters but which have not been completed as of September 30, 2002:

            o A new option scheme was adopted to replace the existing scheme, which will expire in April 2003. The new option scheme will be presented for shareholder approval in due course.

            o The Board granted options amounting to 560,000 shares at market price to directors, management and staff. These options have yet to be issued and have not vested.

         The current option holders will be offered new options under the current scheme with a US$0.20 per share exercise price in exchange for their existing outstanding options (605,000) in the same amount as the unexercised options. The new options may contain different vesting schedules and expiration dates than the original options held. Since many directors and management have not been compensated for their services in cash, the board considers it fair to replace the existing options, which shall expire on April 2, 2003 under the existing plan.

            o Certain officers will be entitled to shares of common stock, valued at US$0.20 a share, in lieu of cash compensation owed to them.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      To the extent that the following information is known to the company or can be ascertained from public filings, the following sets forth information as of September 30, 2002 with regard to the company's major shareholders - that is, persons that are the beneficial owners of five percent or more of our common stock:


                                              No. of              Percentage of
Name                                          Shares           Outstanding Shares
----                                          ---------        ------------------
China Merchant Dichain (Asia) Limited         3,935,400(1)             19.7%

Grandom Asia Trading Limited                  2,582,458                12.9%

Union Time Limited                            1,973,600(1)              9.9%

Li Chang                                      1,460,000                 7.3%

Grandom Inc                                   1,854,440                 9.3%

----------

      (1) These shares were purchased by Union Time Limited in late 2001 from Dransfield Holdings Limited, now a subsidiary of China Merchant Dichain (Asia) Limited. But Union Time Limited has not arranged to have these shares transferred in the registrar.

         During the last three years, the following significant percentage changes in shares held by major shareholders occurred:

         As at March 31, 1999, Dransfield Holdings Limited, a Cayman Islands company listed on the Hong Kong Stock Exchange which since August 26, 2002 has become a wholly owned subsidiary of China Merchant Dichain (Asia) Limited, which is now listed on the Hong Kong Stock Exchange, held an effective shareholding of 95.8%. During the year ended March 31, 2000, Dransfield Holdings Limited, through a distribution in specie of DF China Technology ("DFCT") shares, reduced its shareholding to 78.4%. In June 2000, through a second distribution in specie of DFCT shares, its shareholding in DFCT were reduced to 32.2%. A subsequent sale of new shares by DFCT in September 2000 diluted Dransfield Holdings Limited's effective interest in DFCT to approximately 29.7%. In late 2001, Dransfield Holdings Limited sold a further 9.9% interest in DFCT to a party in Tianjin, China introduced by Mr. Li Chang, a director of the Company, and reduced it shareholding to the present level of approximately 19.7%. Dransfield Holdings Limited is now a 100% controlled subsidiary of China Merchant Dichain
(Asia) Limited, which has announced that it shall focus its core business in logistics and will seek to divest its non-core businesses.

              Grandom Asia Trading Limited was a substantial shareholder of Dransfield Holdings Limited above described. It received approximately 2,58,458 shares in DFCT through the two distributions in species by Dransfield Holdings Limited as above described as of March 31, 2001. There was no movement of its shareholdings during the year ended March 31, 2002, and at September 30, 2002 its shareholdings represents approximately 12.9% of the issued shares of the company.

         Grandom Inc was also a substantial shareholder of Dransfield Holdings Limited. It received approximately 2,354,440 shares in the company through the two distributions in species by Dransfield Holdings Limited as above described but gave about 500,000 shares to a trust whose beneficiary is Horace Yao's adult children. As a result, Grandom Inc held 1,844,440 shares at March 31, 2001. There was no movement of shares held by that company since that date. Accordingly, its shareholdings at March 31, 2002 and September 30, 2002 remain at 1,854,440 shares, representing approximately 9.3% of the outstanding issued share capital at that date.

         Mr. Li Chang's shareholdings at March 31, 2001 and 2002 and at September 30, 2002 was 1,460,000 shares, which is approximately 7.3% of the outstanding issued share capital of the company. Mr. Li was the founder and principal controlling shareholder of Tianjin 3D Image Technique Company Limited
(TJ3D). On August 8,2000, we entered into an agreement with Mr. Li Chang to acquire approximately a 26% equity interest in TJ3D at a consideration of 1,560,000 shares of our common stock. These shares were subsequently issued to Mr. Li Chang and an associate. Mr. Li has held the shares issued to him in his name as above described.

         Union Time Limited acquired 9.9% shares of DFCT's shares from Dransfield Holdings Limited in late 2001. But Union Time Limited has not arranged to have these shares transferred in the registrar as of September 30,2002.

         The major shareholders have no different voting rights than other shareholders.

         Of the 19,915,292 outstanding shares of Common Stock, 6,281,488 shares are held in 40 States of the United States by approximately 1,033 record holders and 13,633,804 shares are held in Hong Kong by approximately 418 shareholders, one of whom, Dransfield Holdings Limited, a Cayman corporation and now a subsidiary of China Merchant Dichain (Asia) Limited, owns 3,935,400 shares.

         The company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, other than as set forth in the table above with regard to the shareholdings of major shareholders.

         There are no known arrangements, known to the company, the operation of which may at a subsequent date result in a change of control of the company.

         RELATED PARTY TRANSACTIONS

         During the last financial year and up to the present date, we have had no transactions of a material nature to the company or to any of our directors, senior management, significant employees, close members of their families, their associates or enterprises in which any of them had a substantial interest or exercised control, or which were unusual in their nature and conditions involving goods, services or intangible assets, to which the company or its subsidiaries was a party.

         With regard to the same persons and during the same period, the company made the following loans to or for the benefit of the indicated persons.

         Since March 31, 2002, the chairman of the company, Mr. Horace Yao, has extended a short-term loan of approximately HK$700,000 (US$89,000) to the company for working capital purposes. The loan is non-interest bearing, and Mr. Yao has agreed to accept repayment in cash or in common shares at US$0.20 per share, which price is above the current market.

         See also "Item 18. Financial Statements - Notes to Financial Statements
- Note 11 - Loans With a Related Company."

ITEM 8. FINANCIAL INFORMATION

         The information required by this section is included in "Item 18. Financial Statements" in this annual report.

         We are involved in certain litigation and are exposed to some unasserted claims. For a discussion of these matters, see "Item 18. Financial Statements - Notes to Financial Statements - Note 14 - Commitments and Contingencies - Contingencies - Pending Litigation, Unasserted Claims and Other Legal Matters."

ITEM 9. THE OFFER AND LISTING

         The following sets forth information regarding the market price history of our common stock during the last five financial years.


                  Financial Year             High                Low
                  --------------            -------            -----
                  1998                      $  5.25            $2.50
                  1999                      $ 2.875            $0.03
                  2000                      $12.000            $0.44
                  2001                      $ 4.375            $0.34
                  2002                      $ 0.625            $0.14

         The following sets forth information regarding the quarterly market price history of our common stock during the last two financial years.


                  Calendar Quarter            High     Low
                  ----------------          -------  -------
                  2000, 3rd Quarter         $1.9375  $0.9375
                  2000, 4th Quarter         $2.4219  $0.3438
                  2001, 1st Quarter         $1.5625  $0.3750
                  2001, 2nd Quarter         $0.6250  $0.2600
                  2001, 3rd Quarter         $0.3600  $0.1400
                  2001, 4th Quarter         $0.4100  $0.1500
                  2002, 1st Quarter         $0.2800  $0.1800
                  2002, 2nd Quarter         $0.3400  $0.2000

The following sets forth information regarding the monthly market price history of our common stock during the most recent six months.


                  Month                     High              Low
                  -----                     ----              ---
                  2002:
                    April                   0.34              0.20
                    May                     0.31              0.21
                    June                    0.27              0.22
                    July                    0.27              0.15
                    August                  0.21              0.12
                    September               0.18              0.12

         MARKETS

         All of the above market price information is given with respect to the market price in the United States. The stock does not trade in Hong Kong or elsewhere on any organized market. Our common stock is listed on the Nasdaq Small Cap Stock Market.

ITEM 10. MEMORANDUM AND ARTICLES OF ASSOCIATION

         Our registry number in the Territory of the British Virgin Islands is No. 189457. Our objects and purposes are set forth in paragraph 4 of our Memorandum of Association and are stated to be "to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands."

         There are no provisions in our bylaws (our Articles of Association) that limit a director's power to vote on a matter in which he is materially interested, to vote compensation to himself or any other director n the absence of an independent quorum, or to vote on matters regarding borrowings by the company. There are no retirement age requirements, and there are no shareholding requirements to qualify as a director.

         The rights, preferences and restrictions on each class of authorized stock are described in the company's amendment No. 2 to Form F-1 earlier filed with the Commission (Commission File No. 333-11641).

         In order to change the rights of holders of any class of stock, the Memorandum of Association must be amended by a majority vote of the stock holders and of the holders of any class of stock whose rights are changed; provided, however, that a two-thirds vote is required of the holders of our Series A Convertible Preferred Stock to change any of their rights. There are no shares outstanding of our Series A Convertible Preferred Stock.

         Annual or special meetings of the shareholders are called by the directors at any time or place of their choosing and must be called upon the written request of shareholders holding ten percent or more of the outstanding shares of the company. At least seven days notice of a shareholders meeting must be given. A shareholder may be represented at a meeting by a proxy who may speak and vote on behalf of the shareholder.

         There are no limitations on the rights to own securities in the company or the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or constituent documents of the company.

         There are no provisions in our charter or bylaws that would have an effect on delaying, deferring or preventing a change I control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company or any of its subsidiaries.

         There are no bylaw provisions governing an ownership threshold above which shareholder ownership must be disclosed.

         With regard to the foregoing matters, the law in the British Virgin Islands is not significantly different than that in the United States.

         There are no conditions in our memorandum and articles of association governing changes in our capital that are more stringent than is required by law.

         Set forth below is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which our company or any of our subsidiaries is a party, for the two years commencing October 15, 2000, including dates, parties, general nature of the contracts, terms and conditions, and amount of consideration passing to or from the company or a subsidiary.

         None

         EXCHANGE CONTROLS

         Our business is conducted in and from Hong Kong and the People's Republic of China ("the PRC") in Hong Kong dollars and the PRC Renminbi. Periodic reports made to U.S. shareholders are expressed in U.S. dollars using the then-current exchange rates.

         The PRC Government imposes foreign currency control in part through direct regulation of the conversion of Renminbi into foreign exchange and through foreign trade restrictions. The conversion of the Renminbi into U.S. dollars must be based on the People's Bank of China ("PBOC") Rate. The PBOC Rate is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In line with the unification of the two exchange rates, the Renminbi was revalued at HK$1.00 = RMB1.12 and US$1.00 = RMB8.70 on January 3, 1994. Since revaluation, the exchange rate has fluctuated between a range of US$1.00 = RMB8.30 and US$1.00 = RMB8.70.

         The Hong Kong dollar is freely convertible into the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at HK$7.80 to US$1.00. The central element in the arrangements for the link is an agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, HSBC, Standard Chartered Bank and the Bank of China. Under the agreement, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing bank to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of US$1.00 = HK$7.80. When the bank notes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent of U.S. dollars at the fixed rate. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

         The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issue of Hong Kong currency in the form of bank notes, as described above, the market exchange rate has not deviated significantly from HK$7.80 to US$1.00. See "Selected Financial Data" below. The Hong Kong government has stated its intention to maintain the link at that rate. The Hong Kong government has stated that is has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies (including the U.S. dollar). The PRC and the United Kingdom agreed in 1984 pursuant to the Joint Declaration of the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the People's Republic of China on the Question of Hong Kong ("the Joint Declaration") that, after Hong Kong became a special administrative region of the PRC (the "SAR") on July 1, 1997, the Hong Kong dollar will continue to circulate and remain freely convertible. However, no assurance can be given that the SAR government will maintain the link at HK$7.80 to US$1.00, if at all.

         TAXATION

         There are no British Virgin Islands ("BVI") governmental laws, decrees or regulations affecting the remittance of dividends or other payments to nonresident holders of our company's securities. U.S. holders of our securities are subject to no taxes or withholding provisions under existing BVI laws and regulations. By reason of the fact that we conduct no business within the BVI, there are no applicable reciprocal tax treaties between the BVI and the U.S. that would affect the preceding statement that there are no BVI taxes, including withholding provisions, to which U.S. security holders are subject under existing laws and regulations of the BVI.

         DOCUMENTS ON DISPLAY

         The constituent documents concerning our company may be inspected in the offices of our U.S. agent for service of process, Thomas J. Kenan, 210 Robert S. Kerr Ave., Suite 1000, Oklahoma City, Oklahoma 73102 or in our Hong Kong offices at the address on the cover of this report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We do not deal in market risk sensitive instruments such as derivative financial instruments such as futures, forwards, swaps, and options, and derivative commodity instruments.

         The only market risk we are exposed to is foreign currency risk. We trade in Renminbi, U.S. dollars and Hong Kong dollars. Both Renminbi and Hong Kong dollars are effectively pegged to the U.S. dollar at, respectively, approximately 8.32 and HK$7.8 to US$1. The table and narrative below describe how we intend to manage foreign currency risk.

         Chinese paper mills that import a substantial portion of raw materials, notably wood fiber, are subject to foreign exchange risk in the event of a decline in the Renminbi versus the U.S. dollar. Because wood fiber is traded on the world market in U.S. dollars, a devaluation of the local currency would raise costs, which would normally be passed on to customers. We will set prices in U.S. dollar equivalents for our market-recycled pulp, thereby protecting our revenues against exchange rate fluctuations. Export sales will further help us manage foreign currency risk by matching foreign currency expenses with foreign currency revenues. To that end, our experienced marketing staff will focus on extending our sales efforts in neighboring Southeast Asian countries.

         On the cost side, only about one-third of our recycled pulp manufacturing costs are paid in U.S. dollars and are therefore subject to exchange rate fluctuations. Our unique technical ability to combine imported waste-paper fiber with local non-wood fiber to manufacture import-substitute market-recycled pulp significantly decreases our dependence on imported raw materials. Accordingly, the proportion of our costs subject to U.S. dollar foreign exchange risk is substantially less than most mills that use 100% imported raw materials (see table below).

         There is no ready market in the PRC for our company to enter into forward exchange rate swaps or other instruments designed to mitigate foreign currency risks. However, by establishing prices in U.S. dollar equivalents, by building export sales, and by reducing the amount of raw material costs we pay in U.S. dollars relative to our competitors, we will be protecting ourselves against foreign currency risk, thereby improving our competitiveness and margins.

TABLE SHOWING IMPACT OF CLOSE TO 50% DEVALUATION OF THE RENMINBI


Exchange                   Before devaluation                 After devaluation                  Cost Difference
Rate US$1 =                        RMB 8.32                              RMB 12.00               per metric ton
                           -------------------------          -----------------------------      --------------
                           Our Mill      Other Mills          Our Mill         Other Mills
                           --------      -----------          --------         -----------
Imported cost
per metric
ton, say                   US$ 150       US$ 400              US$ 150           US$ 400

Renminbi
Equivalent                 RMB1,248      RMB3,328             RMB1,800          RMB4,800

Our cost
advantage over                   RMB2,080                               RMB3,000                      RMB 920
competitors

US$ difference using the devalued exchange rate                                                         US$76

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

                                    PART TWO

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

             There has been no material payment default of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of the company or any of its significant subsidiaries exceeding five percent of the total assets of the company and its consolidated subsidiaries.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

             Not applicable.

ITEM 17. FINANCIAL STATEMENTS

             The information required by this section is included in Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS



To the Stockholders and Board of Directors of DF China Technology Inc.
(Incorporated in the British Virgin Islands with limited liability)

         We have audited the accompanying consolidated balance sheet of DF China Technology Inc. and subsidiaries (hereinafter referred to as the "Group") as of March 31, 2002 and, the related statements of operations, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2002 and the consolidated results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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



/s/ BDO International


BDO INTERNATIONAL
Certified Public Accountants

Shanghai, October 14, 2002

                  REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS



To the Stockholders and Board of Directors of DF China Technology Inc.
(Incorporated in the British Virgin Islands with limited liability)

         We have audited the accompanying consolidated balance sheet of DF China Technology Inc. and subsidiaries (hereinafter referred to as the "Group") as of March 31, 2001 and, the related statements of operations, cash flows and changes in stockholders' equity for each of the two years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at March 31, 2001 and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

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



/s/ Ernst & Young

ERNST & YOUNG
Certified Public Accountants

Hong Kong, September 5, 2001

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


ASSETS

                                                                                             MARCH 31,
                                                                        ---------------------------------------------
                                                                            2001            2002              2002
                                                                        -----------      -----------      -----------
                                                                          HK$'000          HK$'000          US$'000
Current assets
    Cash and cash equivalents                                                   288              116               15
    Accounts receivable, net of allowance for
       doubtful debts of HK$585 in 2001 and HK$645 in 2002 (Note 6)             463              893              115
    Inventories, net (Note 7)                                                 1,174              398               51
    Prepayments and other receivables                                           493              280               36
    Tax recoverable                                                             200                9                1
                                                                        -----------      -----------      -----------
Total current assets                                                          2,618            1,696              218
Property and equipment, net (Note 9)                                        143,332          133,549           17,124
Interest in an affiliate (Note 8)                                             4,595                1               --
Other assets                                                                    200               --               --
                                                                        -----------      -----------      -----------

Total assets                                                                150,745          135,246           17,342
                                                                        ===========      ===========      ===========

LIABILITIES AND OWNER'S EQUITY

Current liabilities
    Accounts payable                                                            858            1,110              142
    Accrued liabilities                                                       2,119            3,467              445
    Construction payable                                                      2,579            3,183              408
    Accrued rental payable                                                      636              199               26
    Due to affiliates (Note 13)                                               4,943            5,745              737
                                                                        -----------      -----------      -----------
Total current liabilities                                                    11,135           13,704            1,758
                                                                        -----------      -----------      -----------

Commitments and contingencies (Note 14)

Stockholders' equity
    Common stock, no par value,
       40,000,000 shares authorized;
       19,915,292 issued (2001: 19,915,292)                                 241,920          241,920           31,019
Contributed surplus                                                           4,677            4,677              600
Accumulated deficit                                                        (106,987)        (125,055)         (16,035)
                                                                        -----------      -----------      -----------
                                                                            139,610          121,542           15,584
                                                                        -----------      -----------      -----------

Total liabilities and stockholders' equity                                  150,745          135,246           17,342
                                                                        ===========      ===========      ===========



       See accompanying notes to these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

       (Amounts in thousands, except number of shares and per share data)


                                                                                      MARCH, 31
                                                         ------------------------------------------------------------------
                                                             2000              2001             2002               2002
                                                         ------------      ------------      ------------      ------------
                                                            HK$'000           HK$'000           HK$'000          US$'000
Net sales
    Paper merchanting                                             597             1,849             1,165               149
    Paper manufacturing
    - third parties                                               373             7,494             5,433               697
    - related parties (Note 15)                                   532                --                --                --
                                                         ------------      ------------      ------------      ------------
                                                                1,502             9,343             6,598               846

Cost of sales
    Paper merchanting                                            (583)           (1,801)           (1,083)             (139)
    Paper manufacturing                                          (989)          (10,329)           (4,355)             (558)
                                                         ------------      ------------      ------------      ------------
                                                               (1,572)          (12,130)           (5,438)             (697)
                                                         ------------      ------------      ------------      ------------

Gross profit (loss)                                               (70)           (2,787)            1,160               149

Consulting services income                                      1,026                --                --                --
Selling general and administrative expenses (Note 3)
- third parties                                                (7,605)          (13,840)           (6,439)             (826)
- related parties (Note 15)                                      (436)             (401)             (362)              (46)
                                                         ------------      ------------      ------------      ------------

                                                               (8,041)          (14,241)           (6,801)             (872)


Interest income                                                    41                --                --
Interest expenses (Note 12)                                        --                --                --
Other income, net                                                  94               100               166                21
Foreign exchange losses, net                                      (18)              (56)               --                --
Provision for doubtful debts                                       --              (585)              (60)               (8)
Bad debt expenses directly written off                             --              (342)               --                --
Impairment losses of property, plant and
  equipment (Note 10)                                              --           (61,990)           (7,939)           (1,018)
Equity in loss of an affiliate (Note 8)                            --            (8,341)           (4,594)             (589)
                                                         ------------      ------------      ------------      ------------

                                                                  117           (71,214)          (12,427)           (1,594)
                                                         ------------      ------------      ------------      ------------

Net loss                                                       (6,968)          (88,242)          (18,068)           (2,317)
                                                         ============      ============      ============      ============

Basic and diluted net loss per share                            (0.43)            (4.57)            (0.91)            (0.12)
                                                         ============      ============      ============      ============


       See accompanying notes to these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

       (Amounts in thousands, except number of shares and per share data)

                                                                                       MARCH 31,
                                                            ---------------------------------------------------------------
                                                                2000             2001             2002             2002
                                                            ------------     ------------     ------------     ------------
                                                              HK$'000          HK$'000          HK$'000           US$'000
Cash flows from operating activities
  Net loss                                                        (6,968)         (88,242)         (18,068)          (2,317)
 Adjustments to reconcile income to net cash provided by
  operating activities
    Equity in loss of an affiliate                                    --            8,341            4,594              589
    Depreciation                                                   2,346            2,473            1,588              204
    Impairment losses of property, plant and equipment                --           61,990            7,939            1,018
    (Gain) loss on disposal of property, plant and
      equipment                                                      (68)              --               --
    Stock option compensation expenses                               624              400               --
    Provision for doubtful debts (doubtful debts written
      back)                                                          (20)             585               60                7
    Provision (written back) for inventory obsolescence              616              173               (3)              --
 Changes in working capital
    Accounts receivable                                              409           (1,007)            (490)             (63)
    Inventories                                                   (1,348)             800              779              100
    Prepayments and other receivables                               (274)             644              413               53
    Tax recoverable                                                   --             (108)             191               24
    Accounts payable                                                (506)             793              252               32
    Accrued liabilities                                             (120)             828            1,348              174
    Construction payable                                           2,579               --              604               77
    Accrued rental payable                                            --              636             (437)             (56)
                                                            ------------     ------------     ------------     ------------
Net cash used by operating activities                             (2,730)         (11,694)          (1,230)            (158)
                                                            ------------     ------------     ------------     ------------

Cash flows from investing activities
    Acquisition of property, plant and equipment                  (2,408)          (3,716)            (105)             (13)
    Payment of deposit for purchase of property, plant
      and equipment                                               (4,397)              --               --               --
    Proceeds from disposal of property, plant and
      equipment                                                       68            1,709              361               46
                                                            ------------     ------------     ------------     ------------
Net cash provided (used) by investing activities                  (6,737)          (2,007)             256               33
                                                            ------------     ------------     ------------     ------------

Cash flows from financing activities
    New issue of common stock                                      7,666            3,501               --               --
    Due to affiliate                                                  --            4,943              802              103
    Proceeds from subscription receivable                             --            3,835               --               --
    Issue of common stock on exercise of stock options             5,410               --               --               --
    Repayment of loan to a former minority shareholder            (2,421)              --               --               --
    Repayment of loan to holding company                            (681)              --               --               --
                                                            ------------     ------------     ------------     ------------
Net cash provided (used) in financing activities                   9,974           12,279              802              103
                                                            ------------     ------------     ------------     ------------

Net increase (decrease) in cash and cash equivalents                 507           (1,422)            (172)             (22)
Cash and cash equivalents, at beginning of year                    1,203            1,710              288               37
                                                            ------------     ------------     ------------     ------------

Cash and cash equivalents, at end of year                          1,710              288              116               15
                                                            ============     ============     ============     ============


       See accompanying notes to these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

       (Amounts in thousands, except number of shares and per share data)

                                                                             UNPAID
                                                            COMMON        SUBSCRIPTION     CONTRIBUTED    ACCUMULATED
                                                             STOCK         RECEIVABLE        SURPLUS        DEFICIT
                                                           -----------    ------------     -----------    -----------
                                                             HK$'000         HK$'000          HK$'000       HK$'000
Balance at March 31, 1999                                      153,584              --           3,653        (11,777)

New issue of 3,000 shares of common stock at US$5
  each on conversion of accrued liabilities
                                                                   116              --              --             --

New issue of 21,087 shares of common stock at US$7
  each on conversion of amount due to holding
  company                                                        1,144              --              --             --

New issue of 429,515 shares of common stock at
  US$2.3 each to a former minority shareholder
                                                                 7,666              --              --             --

New issue of 8,623 shares of common stock at
  Us$2.3 each for construction costs incurred                      154              --              --             --

New issue of 96,912 shares of common stock at US$7
  each for construction costs incurred                           5,276              --              --             --

New issue of 103,022 shares of common stock at
  US$7 each on conversion of holding company's
  accounts payable                                               5,721              --              --             --

New issue of 248,850 shares of common stock at
  US$2.8 each on exercise of stock options
                                                                 5,410              --              --             --

New issue of 15,298 shares of common stock at
  US$5.5 each for construction costs incurred
                                                                   655              --              --             --

New issue of 1,653,700 shares of common stock at
  US$3.51 each on conversion of amount due to
  holding company                                               45,275              --              --             --

Stock compensation expenses
  (Note 20)                                                         --              --             624             --

Net loss                                                            --              --              --         (6,968)

Unpaid subscription receivable from shareholder                     --          (3,835)             --             --
                                                           -----------     -----------     -----------    -----------
Balance at March 31, 2000                                      225,001          (3,835)          4,277        (18,745)
                                                           -----------     -----------     -----------    -----------

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - CONTINUED

       (Amounts in thousands, except number of shares and per share data)


                                                                      UNPAID
                                                       COMMON      SUBSCRIPTION    CONTRIBUTED    ACCUMULATED
                                                       STOCK        RECEIVABLE       SURPLUS        DEFICIT
                                                    -----------    ------------    -----------    -----------
                                                      HK$'000         HK$'000        HK$'000        HK$'000
New issue of 180,000 shares of common stock at
  US$2.5 each to third party                              3,501             --             --             --

New issue of 1,560,000 shares of common stock at
  US$1.063 each for acquisition of equity
  interests in an affiliate                              12,936             --             --             --

New issue of 11,211 shares of common stock at
  US$5.5 each for construction costs incurred
                                                            482             --             --             --

Stock compensation expenses
  (Note 20)                                                  --             --            400             --

Net loss                                                     --             --             --        (88,242)

Settlement through current account with
  shareholder                                                --          3,835             --             --

                                                    -----------    -----------    -----------    -----------
Balance at March 31, 2001                               241,920             --          4,677       (106,987)
                                                    -----------    -----------    -----------    -----------

Net loss                                                     --             --             --        (18,068)
                                                    -----------    -----------    -----------    -----------

Balance at March 31, 2002                               241,920             --          4,677       (125,055)
                                                    ===========    ===========    ===========    ===========

       See accompanying notes to these consolidated financial statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

         ORGANIZATION

      DF China Technology Inc., (the "Company") was incorporated in the British Virgin Islands on June 24, 1996. Prior to June 30, 2000, Dransfield Holdings Limited ("DHL"), a company incorporated in the Cayman Islands and the shares of which are listed for trading on the Hong Kong Stock Exchange, was the holding company of the Group. On that date, 8,325,700 shares of the Company were distributed in specie by DHL to its shareholders. During the year, DHL sold 1,973,600 shares which reduced its equity interest in the Company from 29.67% to 19.76%.

      The Company and its subsidiaries (hereinafter referred to as the "Group") are principally engaged in two industry segments of paper merchanting and paper manufacturing. Paper merchanting is being operated in Hong Kong, Macau and other parts of the People's Republic of China ("PRC"). The manufacturing of hygienic paper is being operated in the PRC. Intercompany balances and transactions have been eliminated on consolidation.

      Going Concern Risk Factors

      The Group incurred a net loss of HK$18,068 (US$2,317) for the year ended March 31, 2002, incurred cumulative losses from inception to March 31, 2002, aggregating HK$125,055 (US$16,035), reported negative cash flows from operations for the year ended March 31, 2002, of HK$1,230 (US$158) and had a deficiency in working capital of HK$12,008 (US$1,540) as at that date. The Group's business strategy is taking longer to accomplish and is proving to be more costly than originally anticipated. Since its inception, the Group has been dependent on the financial support of its shareholder, DHL. DHL is currently unable to provide such support and is unlikely to be able to in the foreseeable future. In addition, although amounts owed by the Group to DHL have no stated repayment terms, circumstances could arise whereby DHL would demand immediate payment.

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

         The financial statements have been prepared in Hong Kong dollars ("HK$"). For presentation and convenience of the reader purposes, the financial statements have been translated into United States dollars ("US$") using the approximated rate of exchange prevailing on March 31, 2002 which was US$1 = HK$7.8. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or any other certain rate on March 31, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

      Property, Plant and Equipment

         Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the assets' estimated economic useful life. The principal annual rates used are as follows:

      Land and buildings held in the PRC                Over the period of the land use rights
      Buildings                                         4%
      Leasehold improvements                            20% or over the lease terms, which ever is shorter
      Machinery and equipment                           5%
      Motor vehicles                                    20 - 25%
      Furniture, fixtures and office equipment          20%

      Income Taxes

      Income taxes, if any, are accounted for under Statement of Financial Accounting Standards, No. 109, "Accounting for income taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

      Impairment of Long-Lived Assets

         The Group periodically evaluates the carrying value of long-lived assets in relation to the future undiscounted cash flows of the underlying businesses to assess recoverability in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS 121, an impairment loss is recognized if the sum of the expected cash flows is less than the carrying amount of long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the estimated fair market value of the assets represents the impairment loss.

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

         Advertising Expenses

         Advertising expenses are charged to the statements of operations when incurred.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from stated estimates.

         Employee Stock Plans

         The Group has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, the excess of fair market value of the underlying stock on the date of grant over the exercise price of employee stock options is expensed and is credited to contributed surplus. For disclosure purposes, pro-forma information in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" has been included in note 20 to the consolidated financial statements.

         Basic and Diluted Net Loss Per Share

         Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are anti-dilutive.

         The basic net loss per share for the years ended March 31, 2000, 2001 and 2002 were computed by dividing net loss applicable to common stock by the weighted average number of 16,073,338, 19,294,816 and 19,915,292 shares of common stock, respectively.

         The amount of diluted net loss per share for each of the years ended March 31, 2000, 2001 and 2002 are the same as those of basic net loss per share, as the Company's stock options outstanding during each of these years had anti-dilutive effect on the basic net loss per share. The outstanding stock options which had anti-dilutive effect on the basis net loss per share are 883,150, 799,500 and 605,000 for each of the years ended March 31, 2000, 2001 and 2002, respectively.

                                                     YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                      MARCH 31,       MARCH 31,       MARCH 31,
                                                        2000             2001           2002
                                                     ------------    ------------    ------------
                                                       HK$'000         HK$'000         HK$'000
Numerator for basic and diluted loss per share:
  Net loss                                                 (6,968)        (88,242)        (18,068)
                                                     ============    ============    ============

Denominator for basic and diluted loss per share:
  Weighted average number of shares                    18,165,007      19,294,816      19,915,292
                                                     ============    ============    ============

Basic and diluted loss per share                             0.43            4.57            0.91
                                                     ============    ============    ============

         Cash and Cash Equivalents

         The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. None of the Group's cash is restricted as to withdrawal or use.

         Interest in An Affiliate

         The Group's investments in an affiliate for which its ownership exceeds 20%, but which are not majority-owned or controlled, are accounted for using the equity method.

NOTE 3 - SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                      YEAR ENDED MARCH 31,
                                                      ----------------------------------------------------
                                                         2000         2001           2002          2002
                                                      ----------    ----------    ----------    ----------
                                                        HK$'000      HK$'000        HK$'000       US$'000
Selling, general and administrative expenses
  Depreciation                                             1,848           978         1,588           204
  Advertising expenses                                        25            10            --            --
  Operating lease rentals                                     --           667            --            --
  Research expenses                                           --         1,583            --            --
                                                      ==========    ==========    ==========    ==========

NOTE 4 - SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                YEAR ENDED MARCH 31,
                                                               --------------------------------------------------------
                                                                 2000           2001           2002            2002
                                                              -----------    -----------    -----------    -----------
                                                                 HK$'000         HK$'000        HK$'000       US$'000

Cash paid during the year for
Interest                                                            2,642              1             --             --
Income taxes                                                           --             --             --             --
                                                              ===========    ===========    ===========    ===========

Non cash investing and financing activities
  Property, plant and equipment contributed by holding
    company                                                         4,977             --             --             --
  Issuance of common stock for construction costs incurred
    during the year                                                 6,085            482             --             --
  Issuance of common stock on conversion of accrued
    liabilities                                                       116             --             --             --
  Issuance of common stock on conversion of holding
    company's accounts payable                                      5,721             --             --             --
  Issuance of common stock on conversion of amount due to
    holding company                                                46,419             --             --             --
  Issuance of common stock for acquisition of equity
    interests in an affiliate                                          --         12,936             --             --
                                                              ===========    ===========    ===========    ===========

NOTE 5 - INCOME TAXES

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

      Guangzhou Dransfield Paper Limited, an co-operative joint venture formed in the PRC in which the Group has 100% interest, and Jiangsu Dransfield Paper Co. Ltd. ("JSDP") and Guangdong Dransfield Paper Limited, wholly-foreign-owned enterprises formed in the PRC in which the Group has 100% interest (2001: 100% and 2000: 80% effective interest for JSDP), are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. Each of these three joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have either not yet commenced operation as at March 31, 2001 or did not generate assessable profits for each of the three years ended March 31, 2002.

         Total income tax expense differs from the amount computed by applying applicable statutory income tax rate of 16% (2001 and 2000: 16%) to loss before taxes as follows:

                                                                              YEAR ENDED MARCH 31,
                                                         ---------------------------------------------------------------
                                                             2000             2001            2002              2002
                                                         ------------     ------------     ------------     ------------
                                                           HK$'000          HK$'000          HK$'000           US$'000

Computed expected income taxes                                  1,115           14,119            2,891              371
Non-deductible losses of the Company and subsidiaries
                                                                 (933)         (13,612)          (2,677)            (343)
Valuation allowance                                              (182)            (507)            (214)             (28)
                                                         ------------     ------------     ------------     ------------

Tax credit for the year                                            --               --               --               --
                                                         ============     ============     ============     ============

Deferred tax asset is comprised the following:

Tax losses carried forward                                      1,474            1,981            2,195              281
Valuation allowance                                            (1,474)          (1,981)          (2,195)            (281)
                                                         ------------     ------------     ------------     ------------
                                                                   --               --               --               --
                                                         ============     ============     ============     ============

      Due to its history of losses, the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Group has provided a valuation allowance covering 100% of its net deferred tax assets.

      As at March 31, 2002, the Group has Hong Kong net operating loss carry forward of approximately HK$13,718 2001: HK$12,379 (US$1,587) 2000: HK$9,213
(US$1,181)). Currently, the net operating loss can be carried forward indefinitely.


NOTE 6 - ACCOUNTS RECEIVABLE, NET

                                                               MARCH 31,
                                             ----------------------------------------------
                                                 2001             2002             2002
                                             ------------     ------------     ------------
                                               HK$'000          HK$'000          US$'000

Accounts receivable - trade                         1,048            1,538              197
Less: Allowance for doubtful debts                   (585)            (645)             (82)
                                             ------------     ------------     ------------

Accounts receivable, net                              463              893              115
                                             ============     ============     ============

Movement of allowance for doubtful debts
  Balance as at April 1                                --              585               75
  Provided (written back) during the year             585               60                7
                                             ------------     ------------     ------------

Balance as at March 31                                585              645               82
                                             ============     ============     ============


NOTE 7 - INVENTORIES, NET

                                                                    MARCH 31,
                                                  ----------------------------------------------
                                                     2001              2002             2002
                                                  ------------     ------------     ------------
                                                    HK$'000          HK$'000           US$'000

Raw materials                                            1,672            1,194              153
Finished goods                                             796              495               63
Less: Allowance for obsolescence and
           net realizable value                         (1,294)          (1,291)            (165)
                                                  ------------     ------------     ------------

Inventories, net                                         1,174              398               51
                                                  ============     ============     ============

Movement of allowance for obsolescence and
    net realizable value
       Balance as at April 1                             1,121            1,294              165
       Provided (written back) during the year             173               (3)              --
                                                  ------------     ------------     ------------

Balance as at March 31                                   1,294            1,291              165
                                                  ============     ============     ============

NOTE 8 - INTEREST IN AN AFFILIATE

      On August 8, 2000, the Group entered into an agreement with a third party whereby the Group agreed to acquire 26% equity interest in Tianjin 3D Image Technique Company Limited ("TJ3D") for a consideration of 1,560,000 shares of the Company's common stock valued at HK$12,936 (US$1,658) based upon the closing price of the Company's common stock on August 8, 2000.

      TJ3D is engaged in production and distribution of three-dimensional visual products, which were developed by Professor Li Chang, an executive director of the Company, and his team. Professor Li Chang was appointed as a director of DFCT on August 16, 2000 subsequent to the acquisition of TJ3D.

      The investment is accounted for using the equity method. The Group's proportionate share of the affiliate's net loss in 2002 and 2001 amounted to HK$1,332 (US$171) and HK$327 (US$42). The affiliate did not achieve the profitability target established prior to acquisition by a significant margin. Due to changes in market conditions, management believes that the investment's impairment is other than temporary based on an analysis of discounted cash flows. Accordingly, an impairment loss of HK$3,262 (US$418) and HK$5,483 (US$703) was recorded in 2002 and 2001. The impairment loss and the amortization of excess of carrying value over equity in net assets are recorded in the statement of operations in equity in loss of affiliate.


NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

                                                              MARCH 31,
                                            ----------------------------------------------
                                                2001            2002              2002
                                            ------------     ------------     ------------
                                              HK$'000          HK$'000          US$'000

Land and buildings                                17,000           17,000            2,180
Leasehold improvements                               224               92               12
Machinery and equipment                          124,460          115,686           14,833
Motor vehicles                                       821              524               67
Furniture, fixtures and office equipment           4,233            3,503              449
                                            ------------     ------------     ------------
                                                 146,738          136,804           17,541
Less: Accumulated depreciation                    (3,406)          (3,256)            (417)
                                            ------------     ------------     ------------
                                                 143,332          133,549           17,124
                                            ============     ============     ============

      The Group's land and buildings are located in the PRC and held under land use rights of 50 years from 1993 and 1997 for its land and buildings in Conghua and Xinhui, Guangzhou Province, the PRC, respectively.

      No depreciation was provided on the land and buildings and machinery and equipment which were under construction at March 31, 2002. The construction mainly relates to the Group's paper mills in Xinhui, Guangzhou Province and in Huaxi, Jiangsu Province, the PRC and which have been suspended for several years. According to management, the estimated cost to complete the construction will be around HK$87.4million (US$11.2 million).

      During the year ended March 31, 2002, all these assets were written down to amounts supported by professional valuation prepared based on the Sales Comparison Approach to account for the impairment losses (see note 10 below). The carrying value of the assets which were under construction at March 31, 2002 amounted to HK$106,551 (US$13,660) (2001: HK$111,715).

NOTE 10 - IMPAIRMENT OF LONG-LIVED ASSETS

      During the year, as a result of inadequate funding of the Group, the management anticipated that the revenue generated from certain paper mills would be below expectations due to prolonged delay in completion or temporary suspension of construction of paper mills in Xinhui, Guangdong Province and in Huaxi, Jiangsu Province, the PRC. This served as an indication that the carrying values of the property, plant and equipment of paper manufacturing division which are held for future use, would exceed the undiscounted future cash flows expected to be generated from these property, plant and equipment. The Group, after taking advice from professional valuers, recognized an impairment loss of HK$7,939 (US$1,018) (2001: HK$61,990 (US$7,947)) for the year ended March 31,
2002 based on the Sales Comparison Approach.

      The following is a summary of the impairment loss of property, plant and machinery by category for the year ended March 31, 2002:

                                                       YEAR ENDED MARCH 31,
                                  ------------------------------------------------------------
                                      2000           2001            2002             2002
                                  ------------    ------------    ------------    ------------
                                    HK$'000         HK$'000         HK$'000         US$'000
Paper manufacturing
- Leasehold land and buildings              --          13,854              --              --
- Machinery and equipment                   --          48,136           7,939           1,018
                                  ------------    ------------    ------------    ------------

                                            --          61,990           7,939           1,018
                                  ============    ============    ============    ============


NOTE 11 - LOANS WITH A RELATED COMPANY

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

      The Company, DF Paper Jiangsu Ltd ("DFPJ") and Broadsino Investment Company Limited ("Broadsino") entered into a loan agreement in 1995 whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of HK$72,000 (the "Shareholders' Loan") to DFPJ. Pursuant to another agreement, the Company agreed to make a loan of HK$14,000 to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DFPJ. DEPJ has pledged all its assets with the Company and Broadsino for repayment in full of the Shareholders' Loan. DFPJ also undertakes to apply any amounts, including dividends, which may be distributed by JSDP to its to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 per cent shareholding in DFPJ and any amount it may receive from DFPJ as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company.

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


NOTE 12 - INTEREST EXPENSES

      Interest expenses on borrowings, net of the amount capitalized, is as follows:

                                            YEAR ENDED MARCH 31,
                        ---------------------------------------------------------
                           2000            2001          2002           2002
                        -----------     -----------    -----------    -----------
                          HK$'000         HK$'000        HK$'000       US$'000
Interest incurred             2,642              --             --             --
Interest capitalized         (2,642)             --             --             --
                        -----------     -----------    -----------    -----------
                                 --              --             --             --
                        ===========     ===========    ===========    ===========

      During the year ended March 31, 2000, the interest rates on borrowings ranged from 9% to 10.25% per annum.

NOTE 13 - DUE TO AFFILIATE

      The balance is due to DHL and represents amounts due for expenses paid by DHL on the Group's behalf. The balance is unsecured, interest-free and has no fixed terms of repayment.


NOTE 14 - COMMITMENTS AND CONTINGENCIES

      Capital Commitments

      As of March 31, 2002, the Group had outstanding capital commitments as follows:

                                                        YEAR ENDED MARCH 31,
                                       --------------------------------------------------------
                                          2000           2001            2002           2002
                                       -----------    -----------    -----------    -----------
                                         HK$'000        HK$'000        HK$'000       US$'000

Property, plant and equipment                9,116         40,407         40,407          5,180
                                       ===========    ===========    ===========    ===========

      The capital commitments relate to mainly contracts signed for construction of paper mills in Xinhui, Guangzhou Province and in Huaxi, Jiangsu Province, the PRC.

      Operating Lease Commitments

      The Group leases a property under a non-cancelable lease arrangement, which will expire in year 2006, on a fixed rental charge basis. As of March 31, 2002, the Group had future minimum rental lease payments under the non-cancelable operating lease as follows:

                           Year ending March 31,                                             US$'000         HK$'000

                           2003                                                                     97             754
                           2004                                                                     97             754
                           2005                                                                     97             754
                           2006                                                                     40             314
                           2007                                                                     --              --
                                                                                            ==========     ===========

      Contingencies

Pending litigation

1. The Company's subsidiary, Jiangsu Dransfield Paper Co. Ltd ("JDP"), owed JiangYin Basic Construction Works Company Limited ("JBCW") outstanding construction contract price amounting to HK$690 (US$88). In January 2000, the parties entered into a settlement agreement by which the unpaid sum was settled by the issuance of common stock of the Company. With the decline in stock price of the Company, in October 2001, JBCW applied to the People's Court in JiangYin demanding for the construction contract price of HK$690 (US$88) and claiming that the settlement agreement is invalid. The Court accepted its application and seized certain machines and bank deposits of JDP as security. Judgement was made and the court ordered JDP to pay the outstanding sum of HK$690 (US$88). JDP is appealing to the People's Court in WuXi on disagreement with the judgement made by the People's Court in JiangYin. No provision was made as the Company considered that the amount had been settled by means of the issuance of common stock of the Company.

2. The WeiBao Company ("WeiBo") brought an action against Guangdong Dransfield Paper Ltd ("GDP"), a Company's subsidiary, in April 2001 claiming for rent in arrears and other damages of approximately HK$754 (US$97). The People's Court in XinHui made a judgement of which GDP was ordered to pay the arrears rent of HK$157 (US$20). WeiBo disagreed with the judgement and appealed to the Intermediate People's Court in JiangMen in September 2001 claiming for compensation of damages of approximately HK$754 (US$97). The case has not been settled up to the date of this report. The Company's lawyer considered that the Intermediate People's Court would probably affirm the original judgement and reject the appeal. Provision of HK$187 (US$24) was made in the financial statements.

3. The MeiSi Company ("MeiSi") has dispute over the termination of the lease contract by GDP. In April 2001, MeiSi brought an action to the Basic People's Court in HuiCheng for compensation of financial damages of approximate HK$283 (US$36). Certain machines have subsequently been seized as security. After the court trial, MeiSi expressed the intention to settle the dispute through negotiation outside the court. Agreement has not been reached up to the date of this report. Full provision has been made in the financial statements.

4. An ex-employee Mr. Jia Yue Cho applied to the Labour Arbitration Commission of the CongHua City claiming against GDP for unpaid salary and bonus of HK$219 (US$28). The Commissioner awarded payment of HK$134 (US$17). GZD disagreed and brought an action to the People's Court in CongHua claiming Mr. Jia for damage compensation and restoration of a borrowing, unlawful profit and equipment misappropriated totaling HK$246 (US$32). Provision of HK$130 (US$17) has been made in the financial statements.

5. iOne Financial Press Limited obtained judgement in its favour from the District Court of the Hong Kong Special Administrative Region on its claim for the debts with interests and legal cost totaling HK$117 (US$15) in August 2002. Full provision has been made in the financial statements.

Unasserted claims

1. Some construction works companies including Hua Wei Works Company and XinHuiShi Works Company are likely to bring legal actions against GDP claiming for payment of construction works carried out by them. The claims related are approximately HK$2,826 (US$362). GDP counter-claimed that these construction companies are in breach of contracts and asks for the set-off against the amount payable to them. The Company estimated and the Company's lawyer concurred that the liability would possibly not be more than HK$471 (US$60).

2. GDP imported raw materials to China on behalf of WeiBo which is to be processed and exported with exemption from custom duties. Due to the unsettled legal proceedings between GDP and WeiBo, the potential custom liability is not cleared. The XinHui Custom asked for payment of HK$386 (US$50) custom duties due in November 2001. Provision of HK$386 (US$50) has been made in the financial statements.

Other legal matters

1. During the year, XinHuiShi SanJiang Construction Works Company claimed Guangdong Dransfield Paper Co Ltd ("GDP") for settlement of the unpaid construction contract price of HK$1,218 (US$156). In April 2002, a judgement was made by the People's Court in XinHui ordering GDP to settle the sum. A settlement agreement was made in June 2002 but the Company failed to comply. Another settlement agreement was reached in August 2002 by which GDP agreed to pay HK$28 (US$4) per month from August 2002 to December 2002 and HK$66 (US$8) per month from January 2003 until the full balance of HK$1,218 (US$156) is settled. Full provision has been made in the financial statements.

NOTE 15 - RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

      The major related party transactions are described in further detail below. Management believes that the methods used in allocating costs are reasonable.

                                                              YEAR ENDED MARCH 31,
                                             ----------------------------------------------------
                                                2000          2001          2002          2002
                                             ----------    ----------    ----------    ----------
                                              HK$'000       HK$'000       HK$'000       US$'000
Revenue
  Sales of products (Note (a))                      532            --            --            --
                                             ==========    ==========    ==========    ==========

Expenses
  Storage and delivery charges (Note (b))           436           401           362            46
                                             ==========    ==========    ==========    ==========

      Notes:

      (a) Sales of Products

                  The Group sold products to Dransfield Trading Limited ("DTL"), a subsidiary of DHL, at cost plus 18% for the year ended March 31, 2000. Under this arrangement, DTL is responsible for the marketing and distribution of the Group's hygienic paper products. The mark-up was established based on the margins achieved by DTL on sales to ultimate customers after taking into account marketing and distribution costs incurred by DTL. There was no such arrangement during the years ended March 31, 2001 and 2002.

      (b) Storage and delivery charges

             Storage and delivery services are provided to the Group by Dransfield Services Limited and Dransfield Food and Beverage Limited, both are subsidiaries of DHL.


NOTE 16 - FINANCIAL INSTRUMENTS

         The carrying amount of the Group's cash and cash equivalents approximate their fair value because of the short maturity of those instruments. The carrying amounts of the Group's borrowing approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from related parties, which, due to their nature, the fair value was not determinable.

         The carrying amount reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

NOTE 17 - CONCENTRATION OF RISK

         Concentration of Credit Risk

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

         Current Vulnerability due to certain concentrations

      Some of the Company's business is transacted in Renminbi ("RMB"), which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People's Bank of China. However, the unification of the exchange rates does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the Bank of China. Approval of foreign currency payments by the Bank of China or other institutions require submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

NOTE 18 - PENSION SCHEME

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

      On December 1, 2000, all of the members of the existing Scheme were transferred to a Mandatory Provident Fund (the "MPF Scheme"). All of the underlying assets of the existing Scheme have been transferred to the MPF Scheme. Contributions to the MPF are made based on rates applicable to the respective employees' monthly salaries and are charged to the profit and loss account as they become payable in accordance with government regulations. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions to the MPF Scheme vest fully with the employees when contributed into the MPF Scheme.

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

      Pension scheme expenses, net of forfeited contributions, were Nil, HK$52 and Nil for the years ended March 31, 2000, 2001 and 2002.


 NOTE 19 - SEGMENT REPORTING, MAJOR CUSTOMERS AND SUPPLIERS

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

                                                                  2000             2001            2002              2002
                                                              ------------     ------------     ------------     ------------
                                                                HK$'000          HK$'000          HK$'000           US$'000
Net sales
  Paper merchanting
  - third parties                                                      597            1,849            1,165              149
  Paper manufacturing
  - third parties                                                      373            7,494            5,433              697
  - related parties                                                    532               --               --               --
                                                              ------------     ------------     ------------     ------------
Total consolidated net sales                                         1,502            9,343            6,598              846
                                                              ============     ============     ============     ============

Depreciation charge
  Paper merchanting                                                     10                2               --               --
  Paper manufacturing                                                2,336            2,471            1,588              204
                                                              ------------     ------------     ------------     ------------
Total consolidated depreciation charge                               2,346            2,473            1,588              204
                                                              ============     ============     ============     ============

Loss
  Paper merchanting                                                   (827)          (2,144)            (681)             (87)
  Paper manufacturing                                               (5,517)         (75,673)         (12,026)          (1,542)
                                                              ------------     ------------     ------------     ------------
Total segment loss                                                  (6,344)         (77,817)         (12,707)          (1,629)

Reconciling items
  Corporate expenses                                                  (624)          (2,084)            (767)             (98)
  Equity in loss of an affiliate                                        --           (8,341)          (4,594)            (589)
                                                              ------------     ------------     ------------     ------------
Total consolidated loss before income taxes                         (6,968)         (88,242)         (18,068)          (2,316)
                                                              ============     ============     ============     ============

Segment assets
  Paper merchanting                                                                     252               85               11
  Paper manufacturing                                                               145,055          134,972           17,306
                                                                               ------------     ------------     ------------
Total segment assets                                                                145,307          135,057           17,317

Reconciling items
  Corporate assets                                                                      843              188               24
  Interest in an affiliate                                                            4,595                1               --
                                                                               ------------     ------------     ------------
Total consolidated assets                                                           150,745          135,246           17,341
                                                                               ============     ============     ============

Expenditure for additions to property, plant and equipment
   Paper manufacturing                                                                3,716              105               13
                                                                               ------------     ------------     ------------
Total expenditure for additions                                                       3,716              105               13
                                                                               ============     ============     ============

      Geographic information which is disclosed based on the destination of the customers where goods are provided is set out below:

                                                                  2000            2001             2002             2002
                                                              ------------     ------------     ------------     ------------
                                                                HK$'000         HK$'000           HK$'000          US$'000
Net sales
  Hong Kong and Macau                                                1,225            1,849            1,165              149
  Other parts of the PRC                                               277            4,878            3,667              471
  Other parts of Asia                                                   --            2,616            1,766              226
                                                              ------------     ------------     ------------     ------------
Total consolidated net sales                                         1,502            9,343            6,598              846
                                                              ============     ============     ============     ============

Depreciation charge
  Other parts of the PRC                                             2,346            2,473            1,588              204
                                                              ------------     ------------     ------------     ------------
Total consolidated depreciation charge                               2,346            2,473            1,588              204
                                                              ============     ============     ============     ============

Loss
  Hong Kong and Macau                                               (2,240)          (4,423)          (1,506)            (193)
  Other parts of the PRC                                            (4,637)         (83,769)         (16,281)          (2,087)
  Other parts of Asia                                                  (91)             (50)            (281)             (36)
                                                              ------------     ------------     ------------     ------------
 Total consolidated loss before income taxes                        (6,968)         (88,242)         (18,068)          (2,316)
                                                              ============     ============     ============     ============

Long-lived assets
  Other parts of the PRC                                                            143,332          133,549            1,712
                                                                               ------------     ------------     ------------
Total long-lived assets                                                             143,332          133,549            1,712
                                                                               ============     ============     ============

Expenditure for additions to property, plant and equipment
   Other parts of the PRC                                                             3,716              105               13
                                                                               ------------     ------------     ------------
Total expenditure for additions                                                       3,716              105               13
                                                                               ============     ============     ============

         There were no inter-segment sales for the three years ended March 31, 2002.

      Major Customers and Suppliers

         In 2000, the Group's largest customer, excluding related parties, accounted for approximately 22% of total sales. There were no individual customers that accounted for more than 10% of total sales for the fiscal years ended March 31, 2001 and 2002.

         In 2000, the Group's largest supplier accounted for approximately 21% of total purchases. There were no individual suppliers that accounted for more than 10% of total purchases for the fiscal years ended March 31, 2001 and 2002.

NOTE 20 - COMMON STOCK OPTIONS

         On November 20, 1996, the then sole director of the Company adopted a stock option plan (the "Plan") whereby nontransferable options could be granted by the directors to employees and executive officers of the Company. The options must be 4-year terms but are subject to earlier expiration on April 2, 2003 which is the last validity date of the Plan. All the options granted may not be exercised during the first year of the grant. The exercise price for each option shall be set by the directors but may not be less than 80% of the average of closing prices of the Company's common stock during the five trading days prior to the grant of the option. The total number of shares of common stock which can be subject to the options at any time, both under the Plan and otherwise, shall not exceed 10% of the number of shares of common stock than outstanding. No person can be granted options which, if fully exercised, would result in that person owning more than 25% of the outstanding shares of common stock after such exercise.

         The status of the Company's stock options as of March 31 is summarized below:

                                                     WEIGHTED
                                   NUMBER            AVERAGE
                                     OF              EXERCISE
                                   OPTIONS            PRICE
                                 ------------      ------------
Outstanding at March 31, 1999         510,000           US$2.80
Granted                               653,000           US$3.94
Exercised                            (248,850)          US$2.80
Cancelled                             (31,000)          US$2.80
                                 ------------

Outstanding at March 31, 2000         883,150           US$3.64
Granted                             1,825,500           US$1.36
Cancelled                          (1,482,500)          US$3.95
Forfeited                            (426,650)          US$1.87
                                 ------------

Outstanding at March 31, 2001         799,500           US$0.82
Cancelled                             (99,500)          US$0.82
Forfeited                             (95,000)          US$0.82
                                 ------------

Outstanding at March 31, 2002         605,000           US$0.82
                                 ============

                                                                                         WEIGHTED
                                                                          NUMBER         AVERAGE
                                                                            OF           EXERCISE
                                                                          OPTIONS          PRICE
                                                                        ------------    ------------
Options exercisable at:

March 31, 2000                                                               112,650         US$2.80
March 31, 2001                                                                    --              --
March 31, 2002                                                               605,000         US$0.82
                                                                        ============    ============

Weighted average fair value of options granted during the year ended
  March 31, 2000                                                                             US$1.49
  March 31, 2001                                                                             US$1.14
  March 31, 2002                                                                                  --
                                                                                        ============

         On June 20, 2000, the board of directors invited the grantees of share options issued between January through May 2000 to surrender their share options by June 30, 2000 in exchange for the same number of stock options at an exercise price of US$1.75 per share, being the market closing price of the Company's share on June 19, 2000. All stock options were surrendered and exchanged for new stock options on June 30, 2000.

         On March 1, 2001, the board of directors invited the grantees of all outstanding share options in exchange for the same number of share options at an exercise price of US$0.82 per share.

         On March 16, 2002, the board of directors resolved to grant a total of stock options amounting to 560,000 shares at market price to management and staff. The options have yet to be issued as of the date of this report.

         A summary of information about the Company's stock options outstanding at March 31, 2002 is as follows:

                                                            NO. OF OPTIONS             WEIGHTED            WEIGHTED
                                             RANGE OF       OUTSTANDING AT             AVERAGE              AVERAGE
     EXERCISABLE                            EXERCISE          MARCH 31,               REMAINING            EXERCISE
       PERIOD               VESTING           PRICE              2002             CONTRACTUAL LIFE          PRICE
----------------------    ------------    -------------     --------------        ----------------         --------
March 2, 2002 to             100%            US$0.82           605,000                1 year                US$0.82
  April 2, 2003

         The Group applies Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for the Plan. The compensation expense represents the difference between the option exercise price and the fair market value of the Company's common stock at the respective dates of grant and is recognized over the vesting period. Accordingly, compensation expense of HK$624 (US$80) and HK$400 (US$51) was recognized for the year ended March 31, 2000 and 2001. No compensation expense was recognized for the year ended March 31, 2002 as the exercise prices of the outstanding options equal to or exceeding the fair market value of the Company's shares as of March 31, 2002. It is also expected that there will not be a significant appreciation in the fair market value of the Company's shares.

      Pro-forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and has been determined as if the Group had accounted for its stock options under the fair value method of that statement. The weighted-average fair value of options granted during 2000 and 2001 estimated on the date of grant using a Black-Scholes option pricing model was US$1.49 and US$1.14 respectively. The fair value for these options was estimated at the respective dates of grant using the following weighted-average assumptions for the respective dates of grant:

                                                                              OPTIONS GRANTED ON
                                                                      ----------------------------------
                                                                            2000               2001

Risk-free interest rate                                                    6.42%              5.59%
Dividend yield                                                              Nil                Nil
Volatility factor of
  the expected market price of
  the common stock                                                         50.76%            295.21%
Weighted-average expect life                                              3 years           2.34 years

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of trade options, and because changes in these subjective input assumptions can materially affect the affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

      For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Accordingly, the pro forma effect will not be fully realized until the completion of one full vesting cycle. The Group's pro forma information for the years ended March 31, 2000, 2001 and 2002 is as follows:

                                            2000           2001              2002            2002
                                        ------------    ------------    ------------    ------------
                                          HK$'000         HK$'000          HK$'000         US$'000
Net loss
- As reported                                  6,968          88,242          18,068           2,317
- Pro forma                                    8,284          94,005          21,235           2,543
                                        ------------    ------------    ------------    ------------

Basic and diluted net loss per share
- As reported                                   0.43            4.57            0.91            0.12
- Pro forma                                     0.52            4.87            1.07            0.13
                                        ------------    ------------    ------------    ------------

NOTE 21 - CONTRIBUTED SURPLUS

         The amount represents a net compensation of HK$1,530 (US$196) from a minority shareholder, which was accounted for as a capital transaction in 1998, and accumulated stock compensation expense of HK$3,147. The stock compensation expense recognized for the three years ended March 31, 2000, 2001 and 2002 was HK$624 (US$80), HK$400 (US$51) and HK$Nil, respectively.

ITEM 19. EXHIBITS.

         The following exhibits are filed as a part of this annual report:

Exhibit                    Item
-------                    ----
 1                -        Certificate of Merger issued on February 26, 1997, by
                           the Registrar of Companies of the British Virgin
                           Islands, evidencing the merger between Dransfield
                           China Paper Corporation (the Registrant), as the surviving company, and Dransfield Paper Holdings
                           Limited, as the discontinuing company.***

 1(i)             -        Memorandum of Association of Dransfield China Paper
                           Corporation.*

 1(ii)            -        Restated and Amended Articles of Association of
                           Dransfield China Paper Corporation.**

 1(iii)           -        Certificate of Incorporation of March 28, 2000, that
                           changed the name of the corporation from Dransfield
                           China Paper Corporation to DF China Technology Inc.

4                 -        1996 Share Option Scheme, as amended, adopted by
                           Dransfield China Paper Corporation.****

4.1               -        Chinese-Foreign Equity Joint Venture - Jiang Ying
                           Dransfield Paper Co., Ltd. - Articles of Association
                           - China Jiangsu Huaxi Holdings Company - Dransfield
                           Broadsino Paper Holdings Co. Ltd.***

4.2               -        Document of Conghua County Foreign Economic Relations
                           & Trade Committee - No.(1993) 334 under characters
                           Cong Wai Jing Mao Yin - Official Reply regarding the
                           Co-operative Venture - Dransfield Paper (Guangzhou)
                           Ltd.***

4.3               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 018 under characters Cong
                           Wai Jing Mao Yin - Official Reply regarding the
                           Second Supplementary Agreement of the Co-operative
                           Venture Contract for Dransfield Paper (Guangzhou)
                           Ltd.***

4.4               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 097 under characters Cong
                           Wai Jing Mao Yin - Official Reply
                           regarding the Third Supplementary Agreement of the Co-operative Venture Contract for Dransfield Paper
                           (Guangzhou) Ltd.***

4.5               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 131 under characters Cong
                           Wai Jing Mao Yin - Official Reply regarding the
                           Fourth Supplementary Agreement of the Co-operative
                           Venture Contract for Dransfield Paper (Guangzhou)
                           Ltd.***

4.6               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 161 under characters Cong
                           Wai Jing Mao Yin - Official Reply regarding the Fifth
                           Supplementary Agreement of the Co-operative Venture
                           Contract for Dransfield Paper (Guangzhou) Ltd.***

4.7               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 178 under characters Cong
                           Wai Jing Mao Yin - Official Reply regarding the Sixth
                           Supplementary Agreement of the Co-operative Venture
                           Contract for Dransfield Paper (Guangzhou) Ltd.***

4.8               -        Contract on Transfer of Land - Transferor: Xinhui
                           City Sanjiang Town Industry Overall Company -
                           Transferee: Guangzhou Dransfield Paper Ltd.***

4.9               -        Agreement dated August 8, 2000 between DF China
                           Technology Inc., jointly and severely with Dransfield
                           Cyber Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique Co. Ltd., headed by Professor Li Chang (Party B) relating to acquisition of 26% in Party B.*****

4.10              -        Marketing Agreement dated August 8, 2000 between DF
                           China Technology Inc., jointly and severely with Dransfield Cyber Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique
                           Co. Ltd., headed by Professor Li Chang (Party B) relating to worldwide marketing for Party B's technology products.*****

8                 -        List of all subsidiaries of the Registrant.

10                -        Designation of Thomas J. Kenan as the authorized
                           representative in the United States of Dransfield
                           China Paper Corporation.****

*        Previously filed with the Registrant's Form S-1 (SEC File No.
         333-11637); incorporated herein.

** Previously filed with the Registrant's Amendment No. 1 to Form S-1 (SEC File No. 333-11637); incorporated herein.

*** Previously filed with the Registrant's Form 6-K filed on March 7, 1997; incorporated herein.

**** Previously filed with the Registrant's Amendment No. 2 on Form F-1; incorporated herein.

***** Previously filed with the Registrant's Form 20-F (SEC File No. 000-21919); incorporated herein.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this annual report on its behalf.

                                            DF China Technology Inc.


                                            /s/ Horace YAO Yee Cheong
                                            ---------------------------------
                                            Horace YAO Yee Cheong, Chairman

Date:  October 11, 2002

                            CERTIFICATION PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
                            (18 U.S.C. SECTION 1350)


         In connection with the accompanying Annual Report of DF China Technology Inc. (the "Company") on Form 20-F for the fiscal year ended March 31, 2002 (the "Report"), I, Emma CHEUNG Kam Wa, Chief Executive Officer of the Company, hereby certify that to my knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. Section 78m or Section 78o(d)); and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                           /s/ Emma CHEUNG Kam Wa
Dated:  October 15, 2002                   ------------------------------------
                                           Emma CHEUNG Kam Wa
                                           Chief Executive Officer


         The above certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and is not being filed as part of the Form 20-F or as a separate disclosure document.

                            CERTIFICATION PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
                            (18 U.S.C. SECTION 1350)


         In connection with the accompanying Annual Report of DF China Technology Inc. (the "Company") on Form 20-F for the fiscal year ended March 31, 2002 (the "Report"), I, Horace YAO Yee Cheong, Chief Financial Officer of the Company, hereby certify that to my knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. Section 78m or Section 78o(d)); and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                            /s/ Horace YAO Yee Cheong
Dated:  October 15, 2002                    ------------------------------------
                                            Horace YAO Yee Cheong
                                            Chief Financial Officer


         The above certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and is not being filed as part of the Form 20-F or as a separate disclosure document.

                            DF CHINA TECHNOLOGY INC.
                          COMMISSION FILE NO. 000-21919

                                INDEX TO EXHIBITS

                                    FORM 20-F
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2002


The following exhibits are filed as part of this Annual Report:

Exhibit                                         Item
-------                                         ----

 1                -        Certificate of Merger issued on February 26, 1997, by
                           the Registrar of Companies of the British Virgin
                           Islands, evidencing the merger between Dransfield
                           China Paper Corporation (the Registrant), as the
                           surviving company, and Dransfield Paper Holdings
                           Limited, as the discontinuing company.***

 1(i)             -        Memorandum of Association of Dransfield China Paper
                           Corporation.*

 1(ii)            -        Restated and Amended Articles of Association of
                           Dransfield China Paper Corporation.**

 1(iii)           -        Certificate of Incorporation of March 28, 2000, that
                           changed the name of the corporation from Dransfield
                           China Paper Corporation to DF China Technology Inc.

4                 -        1996 Share Option Scheme, as amended, adopted by
                           Dransfield China Paper Corporation.****

4.1               -        Chinese-Foreign Equity Joint Venture - Jiang Ying
                           Dransfield Paper Co., Ltd. - Articles of Association
                           - China Jiangsu Huaxi Holdings Company - Dransfield
                           Broadsino Paper Holdings Co. Ltd.***

4.2               -        Document of Conghua County Foreign Economic Relations
                           & Trade Committee - No.(1993) 334 under characters
                           Cong Wai Jing Mao Yin - Official Reply regarding the
                           Co-operative Venture - Dransfield Paper (Guangzhou)
                           Ltd.***

4.3               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 018 under characters Cong
                           Wai Jing Mao Yin - Official Reply regarding the
                           Second Supplementary Agreement of the Co-operative
                           Venture Contract for Dransfield Paper (Guangzhou)
                           Ltd.***

4.4               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 097 under characters Cong
                           Wai Jing Mao Yin - Official Reply

                           regarding the Third Supplementary Agreement of the Co-operative Venture Contract for Dransfield Paper
                           (Guangzhou) Ltd.***

4.5               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 131 under characters Cong
                           Wai Jing Mao Yin - Official Reply regarding the
                           Fourth Supplementary Agreement of the Co-operative
                           Venture Contract for Dransfield Paper (Guangzhou)
                           Ltd.***

4.6               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 161 under characters Cong
                           Wai Jing Mao Yin - Official Reply regarding the Fifth
                           Supplementary Agreement of the Co-operative Venture
                           Contract for Dransfield Paper (Guangzhou) Ltd.***

4.7               -        Document of Conghua City Foreign Economic Relations &
                           Trade Committee - No.(1995) 178 under characters Cong
                           Wai Jing Mao Yin - Official Reply regarding the Sixth
                           Supplementary Agreement of the Co-operative Venture
                           Contract for Dransfield Paper (Guangzhou) Ltd.***

4.8               -        Contract on Transfer of Land - Transferor: Xinhui
                           City Sanjiang Town Industry Overall Company -
                           Transferee: Guangzhou Dransfield Paper Ltd.***

4.9               -        Agreement dated August 8, 2000 between DF China
                           Technology Inc., jointly and severely with Dransfield
                           Cyber Inc. (Party A) and Tianjin 3D Lab., jointly and
                           severely with Tianjin 3D Image Technique Co. Ltd.,
                           headed by Professor Li Chang (Party B) relating to
                           acquisition of 26% in Party B.*****

4.10              -        Marketing Agreement dated August 8, 2000 between DF
                           China Technology Inc., jointly and severely with
                           Dransfield Cyber Inc. (Party A) and Tianjin 3D Lab.,
                           jointly and severely with Tianjin 3D Image Technique
                           Co. Ltd., headed by Professor Li Chang (Party B)
                           relating to worldwide marketing for Party B's
                           technology products.*****

8                 -        List of all subsidiaries of the Registrant.

10                -        Designation of Thomas J. Kenan as the authorized
                           representative in the United States of Dransfield
                           China Paper Corporation.****

*        Previously filed with the Registrant's Form S-1 (SEC File No.
         333-11637); incorporated herein.

** Previously filed with the Registrant's Amendment No. 1 to Form S-1 (SEC File No. 333-11637); incorporated herein.

*** Previously filed with the Registrant's Form 6-K filed on March 7, 1997; incorporated herein.

**** Previously filed with the Registrant's Amendment No. 2 on Form F-1; incorporated herein.

***** Previously filed with the Registrant's Form 20-F (SEC File No. 000-21919); incorporated herein.