Form 20-F/A
period 2002-03-31
DF CHINA TECHNOLOGY INC
filed 2002-10-21
CIK 1021126

                          AMENDMENT NO. 1 TO FORM 20-F


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
                  Yes  X       No
                      ---         ---

         Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17           Item 18  X
                           ---              ---

                                TABLE OF CONTENTS


Item 1.      Identity of Directors, Senior Management and Advisers                                      3
Item 2.      Offer Statistics and Expected Timetable                                                    3
Item 3.      Key Information                                                                            3
Item 4.      Information on the Company                                                                 8
Item 5.      Operating and Financial Review and Prospects                                              19
Item 6.      Directors, Senior Management and Employees                                                30
Item 7.      Major Shareholders and Related Party Transactions                                         35
Item 8.      Financial Information                                                                     37
Item 9.      The Offer and Listing                                                                     37
Item 10.     Memorandum and Articles of Association                                                    38
Item 11.     Quantitative and Qualitative Disclosures About Market Risk                                40
Item 12.     Description of Securities Other than Equity Securities                                    42
Item 13.     Defaults, Dividend Arrearages and Delinquencies                                           42
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds              42
Item 15.     Controls and Procedures                                                                   42
Item 16.     Reserved                                                                                   -
Item 17.     Financial Statements                                                                      42
Item 18.     Financial Statements                                                                      42
Item 19.     Exhibits                                                                                  70
SIGNATURE                                                                                              72

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

             Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

         Evaluation of disclosure controls and procedures. We maintain controls and procedures designed to ensure that information required to be disclosed in this report is recorded, processed, accumulated and communicated to our management, including our chief executive officer and our chief financial officer, to allow timely decisions regarding the required disclosure. Within the 90 days prior to the filing date of this report, our management, with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of these disclosure controls and procedures. Our chief executive officer and chief financial officer concluded, as of fifteen days prior to the filing date of this report, that these disclosure controls and procedures are effective.

         Changes in internal controls. Subsequent to the date of the above evaluation, we made no significant changes in our internal controls or in other factors that could significantly affect these controls, nor did we take any corrective action, as the evaluation revealed


ITEM 17. FINANCIAL STATEMENTS

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
                           changed the name of the corporation from Dransfield
                           China Paper Corporation to DF China Technology Inc.+


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

4.10              -        Marketing Agreement dated August 8, 2000 between DF
                           China Technology Inc., jointly and severely with Dransfield Cyber Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique
                           Co. Ltd., headed by Professor Li Chang (Party B) relating to worldwide marketing for Party B's technology products.*****


8                 -        List of all subsidiaries of the Registrant.+


10                -        Designation of Thomas J. Kenan as the authorized
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

** Previously filed with the Registrant's Amendment No. 1 to Form S-1 (SEC File No. 333-11637); incorporated herein.

*** Previously filed with the Registrant's Form 6-K filed on March 7, 1997; incorporated herein.

**** Previously filed with the Registrant's Amendment No. 2 on Form F-1; incorporated herein.

***** Previously filed with the Registrant's Form 20-F (SEC File No. 000-21919); incorporated herein.


+        Previously filed with the Registrant's Form 20-F (SEC File No.
         000-21919) on October 15, 2002; incorporated herein.

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

                                            DF China Technology Inc.


                                            /s/ Horace YAO Yee Cheong
                                            ---------------------------------
                                            Horace YAO Yee Cheong, Chairman


Date:  October 18, 2002

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
                            (18 U.S.C. SECTION 1350)

I, Emma CHEUNG Kam Wa, Chief Executive Officer of the registrant, certify that:

         1. I have reviewed this annual report on Form 20-F of DF China Technology Inc.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

               a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  October 18, 2002                               /s/ Emma CHEUNG Kam Wa
                                                      -------------------------
                                                      Emma CHEUNG Kam Wa
                                                      Chief Executive Officer

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
                            (18 U.S.C. SECTION 1350)


I, Horace YAO Yee Cheong, Chief Financial Officer of the registrant, certify that:

         1. I have reviewed this annual report on Form 20-F of DF China Technology Inc.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

               a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  October 18, 2002                            /s/ Horace YAO Yee Cheong
                                                   ----------------------------
                                                   Horace YAO Yee Cheong
                                                   Chief Financial Officer

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



                                           /s/ Emma CHEUNG Kam Wa
Dated:  October 18, 2002                   ------------------------------------
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



                                            /s/ Horace YAO Yee Cheong
Dated:  October 18, 2002                    ------------------------------------
                                            Horace YAO Yee Cheong
                                            Chief Financial Officer



         The above certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and is not being filed as part of the Form 20-F or as a separate disclosure document.