Form 20-F/A
period 2002-03-31
DF CHINA TECHNOLOGY INC
filed 2002-10-29
CIK 1021126

                          AMENDMENT NO. 2 TO FORM 20-F


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
                  Yes  X       No
                      ---         ---

         Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17           Item 18  X
                           ---              ---

                                TABLE OF CONTENTS


Item 1.      Identity of Directors, Senior Management and Advisers                                      3
Item 2.      Offer Statistics and Expected Timetable                                                    3
Item 3.      Key Information                                                                            3
Item 4.      Information on the Company                                                                 8
Item 5.      Operating and Financial Review and Prospects                                              19
Item 6.      Directors, Senior Management and Employees                                                30
Item 7.      Major Shareholders and Related Party Transactions                                         35
Item 8.      Financial Information                                                                     37
Item 9.      The Offer and Listing                                                                     37
Item 10.     Memorandum and Articles of Association                                                    38
Item 11.     Quantitative and Qualitative Disclosures About Market Risk                                40
Item 12.     Description of Securities Other than Equity Securities                                    42
Item 13.     Defaults, Dividend Arrearages and Delinquencies                                           42
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds              42
Item 15.     Not applicable                                                                             -
Item 16.     Reserved                                                                                   -
Item 17.     Financial Statements                                                                      42
Item 18.     Financial Statements                                                                      42
Item 19.     Exhibits                                                                                  70
SIGNATURE                                                                                              72

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


Date:  October 28, 2002

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
                            (18 U.S.C. SECTION 1350)

I, Emma CHEUNG Kam Wa, Chief Executive Officer of the registrant, certify that:

         1. I have reviewed this annual report on Form 20-F of DF China Technology Inc.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.



Date:  October 28, 2002                               /s/ Emma CHEUNG Kam Wa
                                                      -------------------------
                                                      Emma CHEUNG Kam Wa
                                                      Chief Executive Officer

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
                            (18 U.S.C. SECTION 1350)


I, Horace YAO Yee Cheong, Chief Financial Officer of the registrant, certify that:

         1. I have reviewed this annual report on Form 20-F of DF China Technology Inc.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.



Date:  October 28, 2002                            /s/ Horace YAO Yee Cheong
                                                   ----------------------------
                                                   Horace YAO Yee Cheong
                                                   Chief Financial Officer

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



                                           /s/ Emma CHEUNG Kam Wa
Dated:  October 28, 2002                   ------------------------------------
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



                                            /s/ Horace YAO Yee Cheong
Dated:  October 28, 2002                    ------------------------------------
                                            Horace YAO Yee Cheong
                                            Chief Financial Officer



         The above certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and is not being filed as part of the Form 20-F or as a separate disclosure document.