Form 20-F
period 2003-03-31
DF CHINA TECHNOLOGY INC
filed 2003-10-15
CIK 1021126

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2003

                        Commission file number 000-21919

                            DF CHINA TECHNOLOGY INC.
                  ---------------------------------------------
                 (PREVIOUSLY DRANSFIELD CHINA PAPER CORPORATION)
             -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                     Territory of the British Virgin Islands
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                Units 3207-08, 32/F., West Tower, Shun Tak Centre
                         168-200 Connaught Road Central
                                Hong Kong, China
                    (Address of principal executive offices)

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

                      Yes [X]                   No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

                      Item 17 [ ]               Item 18 [X]

                                TABLE OF CONTENTS

Item 1.    Identity of Directors, Senior Management and Advisers                                   3
Item 2.    Offer Statistics and Expected Timetable                                                 3
Item 3.    Key Information                                                                         3
Item 4.    Information on the Company                                                              8
Item 5.    Operating and Financial Review and Prospects                                           14
Item 6.    Directors, Senior Management and Employees                                             22
Item 7.    Major Shareholders and Related Party Transactions                                      28
Item 8.    Financial Information                                                                  29
Item 9.    The Offer and Listing                                                                  30
Item 10.   Additional Information                                                                 31
Item 11.   Quantitative and Qualitative Disclosures About Market Risk                             33
Item 12.   Description of Securities Other than Equity Securities                                 34
Item 13.   Defaults, Dividend Arrearages and Delinquencies                                        34
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds           34
Item 15.   Not applicable                                                                         34
Item 16.   (Reserved)                                                                             35
Item 17.   Financial Statements                                                                   35
Item 18.   Financial Statements and Exhibits                                                      35
Item 19.   Exhibits                                                                               62

SIGNATURE                                                                                         65

CERTIFICATIONS                                                                              Exhibits

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION

         SELECTED FINANCIAL DATA.

         The following selected financial data for the five years ended March 31, 2003, are derived from the audited consolidated financial statements of our company. The data should be read in conjunction with the consolidated financial statements and the related notes, which are included elsewhere in this annual report.

                                                                Years ended March 31,
                                        -----------------------------------------------------------------
                                          1999      2000      2001      2002         2003         2003
                                        HK$'000   HK$'000   HK$'000    HK$'000    HK$'000(1)   US$'000(1)
                                        -------   -------   --------   --------   ----------   ----------
Income Statement Data:

Net Sales(2)                             4,812     1,502      9,343      6,598       5,488          703

Income (loss) before interest and
  income taxes and minority             (8,843)   (7,009)   (88,242)   (18,068)   (101,674)     (13,034)
  interests

Interest income/(expenses),
  net(2)                                  (254)       41          -          -           -            -

Provision for income taxes                   9         -          -          -           -            -

Net loss(2)                             (9,088)   (6,968)   (88,242)   (18,068)   (101,674)     (13,034)

Basic and diluted net loss per share     (0.58)    (0.43)     (4.57)     (0.91)      (5.11)       (0.65)

                                                           As at March 31,
                             ---------------------------------------------------------------------------
                                1999         2000         2001         2002         2003         2003
                               HK'000      HK$'000      HK$'000      HK$'000     HK$'000(1)   US$'000(1)
                                                       ----------   ----------   ----------   ----------
Balance Sheet Data:

Fixed assets(3)                 186,642      200,909      143,332      133,549       33,747        4,326

Total assets(3)                 208,338      224,983      150,745      135,246       34,893        4,475

Long term liabilities(4)         58,359       14,350            -            -            -            -

Common Stock                    153,584      225,001      241,920      241,920      241,920       31,019

Equity                          145,460      206,698      139,610      121,542       19,868        2,551

No. of common stock issued   15,585,000   18,165,007   19,915,292   19,915,292   19,915,292   19,915,292

-------------------------

(1) The translation from Hong Kong dollars into U.S. dollars for the 2003 data is at US$1.00 equals HK$7.8, the conversion rate prevailing on March 31, 2003.

(2) For a discussion of the reasons for the significant changes in certain selected financial data between fiscal years 2001, 2002 and 2003, see below, "Operating and Financial Review and Prospects " and the subsections thereof as follows: for "Net Sales" in the table above, see "Sales" below; for "Interest income/(expenses), net" above, see "Interest Expense, net" below; and for "Net income" above, see "Net loss" below.

(3) In fiscal 2003 total assets decreased to US$4.5million due primarily to a US$12.5million provision against our fixed assets for the potential decline in value of all the machinery and equipment at the two plants in Xinhui and Huaxi and those idle machinery at the plant in Conghua, following the decisions made by the new management to dispose of all such assets in the near future. Total assets decreased to US$17.3 million in fiscal 2002. This was primarily due to a US$1.0 million provision against our fixed assets which was the result of surveys conducted by professional surveyors and a US$589,000 write off on equity of our investment in Tianjin 3D.

         RISK FACTORS.

         An investment in the securities described hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this Annual Report, prospective investors should carefully consider the following risk factors before purchasing the securities described hereby.

         1.       WE HAVE AN UNSEASONED PUBLIC MARKET.

                  Trading volume and prices in DF China Technology's Common Stock (Nasdaq: DFCT) have been volatile. No assurance is given that recent or current trading prices will reflect the prices the Common Stock will trade at in the future.

         2. NEW MANAGEMENT HAS ABANDONED OUR EARLIER BUSINESS PLAN AND HAS NOT YET ADOPTED A NEW BUSINESS PLAN.

                  There has been a change of management of our company. The former management of our company endeavored to effectuate an ambitious plan to create a vertically integrated paper manufacturer and distributor of paper products. Due to the lack of a considerable part of the capital required for this business expansion, the planned expansion was abandoned after the current management made a thorough review of the plan. The plan was affected by many factors not under our control, such as political and economic decisions made by the Chinese government and economic developments affecting the paper manufacturing industry throughout the world. The planned expansion is complex in conception. Its parts are interdependent.

                  We have no prior experience in paper manufacturing. Our new management discovered that our paper-making equipment in Jiangyin and Xinhui, China was not operable and was in very poor condition. Our new management has no confidence that the equipment can be re-used, and even if the equipment can be re-used, huge expenses to re-activate it will be incurred. Together with our lack of funds to complete the planned paper mills expansion, our management decided to abandon the planned business expansion.

                  We have not yet formulated a new business plan. Management is considering many alternatives. Until a new business plan is adopted, our shareholders cannot know what future lies ahead for our company.

         3.       WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.

                  We have been unable to achieve profitable operations. Our capital is insufficient to allow us to complete our two paper mills under constructions. We have incurred significant accumulated losses and negative cash flows from operations. We have not been able to borrow from banks for working capital for our only remaining operation in Conghua, Guangzhou, Guangdong province. In July, 2003, our new management entered into a loan agreement with an affiliate, DiChain Holdings Limited, to borrow HK$5 million for short term corporate and operation expenses.

         4.       VOLATILITY IN THE PRICE OF PULP AFFECTS THE PROFITS OF OUR
COMPANY.

                  The profitability of our paper making operations is severely affected by the price of pulp used in the manufacture of paper. The price of pulp has been most unstable. Even though conservative inventory practices may be followed, some raw materials must be purchased in advance to assure a continued supply. Our profitability is affected quarter to quarter by the volatility of pulp prices.

         5.       NUMEROUS POLITICAL CONSIDERATIONS CAN AFFECT OUR OPERATIONS.

                  Our business may be adversely affected by political, economic and social uncertainties in China. A change in policies by the Chinese government could adversely affect our interests by, among other things, changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of suppliers, or the expropriation of private enterprises. Although the Chinese government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting China's political, economic and social life.

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

         8. THE CHINESE GOVERNMENT EXERCISES CONTROL OF CURRENCY CONVERSIONS AND EXCHANGE RATES.

                  We receive revenues from our limited paper converting activities in the PRC in Renminbi, which is a currency not freely convertible into foreign exchange. However, we require foreign currency to fund a portion of our operations. In addition, revenues will need to be converted into United States dollars, Hong Kong dollars and other currencies in the amounts needed for us to discharge obligations denominated in foreign currency.

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

                  The current restrictions and uncertainties, relating to the currency conversion system in the PRC, give rise to risks affecting our ability to obtain adequate foreign exchange at acceptable rates to meet our foreign exchange needs.

         9.       WE ARE EXPOSED TO POSSIBLE ENVIRONMENTAL LIABILITIES.

                  We are subject to PRC national and local environmental protection regulations that currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the PRC Government of any facility that fails to comply with orders requiring it to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce significant amounts of waste water and solid waste materials during the course of our production. We have established environmental protection systems to treat such waste materials and to safeguard against accidents. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial, and local environmental protection regulations. However, there can be no assurance that the PRC national, provincial, or local authorities will not impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

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

         Our principal place of business is Taiping Industrial Zone, Conghua, Guangzhou, Guangdong province, China, but we do maintain a representative office offshore at Units 3207-08, 32/F., West Tower, Shun Tak Centre, 168-200 Connaught Road, Central, Hong Kong, China. Our telephone number is 852-2255-0688. Our agent in the U.S. is Thomas J. Kenan, 201 Robert S. Kerr Ave., Suite 1000, Oklahoma City, Oklahoma 73102.

         Dransfield Holdings Limited ("Dransfield Holdings"), a Bermuda company, was a major shareholder in our company. Dransfield Holdings was listed on the Hong Kong Stock Exchange from April 1993 until August 26, 2002 when it became a wholly owned subsidiary of China Merchant Dichain (Asia) Limited, which took over the listing on the Hong Kong Stock Exchange.

         During fiscal 2002, our former management started to work with bigger mills that do not have as modern converting equipment that we have. We arranged for contract-packing assignment on behalf of these mills and also purchased better quality jumbo rolls from them. This arrangement enabled us to test our capacity, gain knowledge of the market and what our competitors were doing while at the same time to find another source of supply of jumbo rolls. In addition, we have also identified other medium size mills that lack the converting ability and distribution network. As a result, it gives us an opportunity to have our required jumbo rolls contract-produced by these mills at reasonable terms. The Company has begun to take delivery from these added sources on a test basis.

         On 30 April 2003, certain major shareholders of our company removed Mr. Horace Yao Yee Cheong as a director and Chairman of the Company, Ms Cheung Kam Wa as a director and the Chief Executive Officer and Mr. Kenneth Mak Kar Shun as a director of the Company. In their place, Dr. Fan Di, Mr. Aaron Zhu Xiaojun, Mr. Kwok Yam Sheung, Dr. Robert Fung Hing Piu and Dr. Godwin Wong were appointed as directors of the company and Dr. Fan Di was also appointed the Chairman and Chief Executive Officer of the Company. Since then, the Company has been operated under the new board of directors.

         Our new board of directors has devoted its time and efforts to appraising the value of our assets and the merits of the business plan under which we have operated for the past several years. The directors have determined that it is not feasible to continue to pursue the earlier objective of building an integrated paper manufacturer with four principal paper plants. Further, most of the used paper manufacturing equipment we purchased in the late 1990s has not weathered well and appears to be beyond economic salvation. Our directors have largely written off our paper manufacturing equipment, have abandoned all paper pursuits other than the limited one of converting jumbo paper rolls into a few paper hygiene products, and have not yet settled on a new business plan for the company.

         BUSINESS OVERVIEW

         Our principal business is conversion of jumbo tissue rolls into consumer-grade hygienic tissue products and marketing these products.

         In December 1999, we began producing our own DF brand of paper products at our converting facility at Conghua, in the city of Guangzhou, Guangdong Province, Southern China. This was a major step in our plan to grow into a vertically integrated hygienic paper manufacturer and distributor serving some of China's most densely populated and fastest growing areas, as well as Hong Kong.

         To date, the converting facility has experienced difficulty in locating consistent supplies of domestic jumbo tissue rolls that meet the quality and cost criteria for our intended markets. Quality imports are available, but high prices and import duties make quality imported tissue cost-prohibitive.

         Given the continued weakness of global equity markets and inability to raise the necessary funds to complete our own paper mills and provide sufficient working capital, we are reliant on inconsistent quality tissue from local mills at highly cyclical prices. This has prevented us from scaling our operations according to our original plans and has hurt margins.

         Our current focus is to turn our Conghua operations profitable.

         In the meantime, we will continue to supplement domestically sourced jumbo tissue rolls with imported paper in order to serve export markets. In fiscal 2000, we began marketing our products overseas and began to meet with encouraging success in Macau, Hong Kong and Taiwan. Expanding sales coverage rapidly does have its risks. Having stretched our sales and marketing team, we were exposed to collection problems resulting in bad debts in fiscals 2001 to 2002. Our distribution network has since been restructured to limit our exposure to credit risk.

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

         As the standard of living continues to improve in China, hygienic paper consumption is naturally moving towards better grade raw materials that produce higher quality finished products and that are more environmentally friendly. In 2000, an estimated 35.7 million metric tons of paper and paperboard were produced in China, of which approximately 2.7 million metric tons were hygienic tissue paper.

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

         PRINCIPAL MARKETS

         We compete in the following markets, with regard to each of which we had total revenues for each of the last three financial years as follows:

                                                In 000s of U.S. Dollars
                                             ----------------------------
                                     Year Ended        Year Ended        Year Ended
         Country                            3-31-01           3-31-02      3-31-03
-------------------------------------------------------------------------------------
Hong Kong and Macau                         US$237            US$149        US$307
Other part of the PRC                       US$625            US$471        US$396
Other part of Asia                          US$336            US$226        US$  0

         SEASONALITY

         We experience no seasonality in our sales.

         MARKETING CHANNELS

         In fiscal 2002, we marketed our products both through distributors and through our direct sales team. Selling through distributors and regular salesmen exposed us to credit collection problems, which resulted in a HK$60,000 (US$7,600) total bad debt expense for that year. Since then, we decided to scale back to a smaller and more experienced sales management team, which has significantly reduced such problems. During the current year ended March 31, 2003, only HK$48,000 (US$6,000) of bad debt expenses were recorded due to tightening our credit terms. Going forward, we shall recruit more sales managers to handle sales and marketing for major customers. And for smaller chains and shops, we will identify state-owned distributors that have established distribution networks and sufficient working capital.

PATENTS, COPYRIGHTS AND INTELLECTUAL PROPERTY.

         We hold no patents, copyrights or intellectual property other than trademarks established for our new paper products for the consumer market. We are not aware of any patents, trademarks, licenses, franchises and concessions that would affect our business and production described herein.

THE COMPETITION

         Our main competitors in China include:

- Scott Shanghai (now owned by Kimberly Clark). Estimated output: 14,000 metric tons per annum.

- Taiwan Long Chen (now owned by Procter & Gamble) located in Suzhou, Jiangsu Province. Estimated output: approximately 14,000 metric tons per annum.

- Taiwan Yuen Foong Yu located in Kunshan, Jiangsu Province. Estimated output: approximately 15,000 metric tons per annum.

- Guangdong Vinda Paper Co. Ltd., the largest and most influential local paper mill, located in Xinhui, Guangdong Province. Estimated expanded capacity: approximately 30,000 metric tons per annum.

- Asia Pulp & Paper Co. Ltd. has a factory in Jiangsu Province that produces jumbo rolls and a converting facility in Guangdong Province. Estimated maximum capacity of the paper making facility: 120,000 metric tons per annum. (The factory is currently producing approximately 96,000 tons per annum of which approximately 50% is sold as jumbo rolls to converters.)

- Fujian Hengan Holding Co. Ltd. in Changde, Hunan Province, now produces tissue paper to meet its requirements for production of diapers as well as paper. Estimated capacity: approximately 30,000 metric tons per annum. The company announced last year that it is planning to add another 30,000 metric tons of annual capacity at an estimated cost of US$24 million

- Guangxi Sugar Cane Group Limited has ordered two modern paper machines with a speed of 1,500 meters per second and began production in 2003, respectively

         Given the above-described capacities together with our estimated capacity, we believe that the demand for top quality products for both domestic and on-premise (tourist) consumption will be temporarily met until the next round of economic growth in China.

         GOVERNMENT REGULATIONS

         Our business suffers no material effects from government regulations other than environmental controls, with which we are in full compliance. See "Environmental Controls" below.

         ORGANIZATIONAL STRUCTURE

         A list of DF China Technology's significant subsidiaries is set forth below:

                                                     Country of
Name of subsidiary                                  incorporation        Proportion of ownership
------------------                                  -------------        -----------------------
Dransfield Paper (Hong Kong) Trading                  Hong Kong                 100%
   Limited
Guangzhou Dransfield Paper Ltd                        The PRC                   100%
Guangdong Dransfield Paper Ltd                        The PRC                   100%
Jiangsu Dransfield Paper Co Ltd                       The PRC                   100%

         PROPERTY, PLANT AND EQUIPMENT

         PAPER MILLS

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

         Our new management has determined that it will not be possible to raise the funds required to complete our two paper mills, either from investors or through merging with an existing paper mill in China. Our current priority is to turn profitable by focusing on our Conghua limited paper-converting operation.

         The condition of our existing equipment is very poor according to the report of a professional assessment company. The equipment at our Jiangyin plant and Xinhui plant has been exposed in open areas and became rusty and aged.

         Our management invited expert assets evaluators to assess the conditions and usability of the equipment located at Jiangyin and Xinhui and Conghua, the PRC. The results of the assessment and evaluation indicate that it would be a high risk to invest more capital to put the equipment into functional mode. Except for a small portion of the machinery and equipment in Conghua, this facility is still in use for the businesses of converting jumbo tissue rolls into consumer-grade hygienic tissue products. The remaining machinery and equipment in Conghua, Jiangyin and Xinhui is idle. Our new management is taking steps to dispose of the idle machinery and equipment.

VENUE OF SALES.

         In line with the current strategy to focus on turning our Conghua converting operations profitable, we are focusing our marketing efforts to China and limiting our exposure in Hong Kong to tenders by the government, major distributors and other major institutions that provide more stable margins and reliable payment.

ACQUISITIONS.

         Our former management had been engaged in discussions and negotiations with potential merger candidates, but was not been able to reach any substantial agreement.

OFFICE FACILITIES.

         Our headquarters are located in our Conghua converting facilities, and we maintain an overseas representative office in Hong Kong.

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

OVERVIEW.

         Certain vertical integration activities (see "Outlook" below) are reflected in the statements of operation and cash flows for the fiscal years ended March 31, 2001, 2002 and 2003.

         During fiscal 2003 and prior to 30 April 2003, we focused our efforts on improving operating margins at our paper converting operation in Conghua, Guangzhou. However, faced with inadequate working capital, we were unable to increase volume to achieve critical mass to turn the entire operation profitable. Further, due to our inability to raise the capital needed to complete our earlier-planned integrated paper manufacturing company, we made provision against - that is, reduced the book value of - our fixed assets for the potential decline in value of our unfinished paper mills. Impairment loss of HK$97.8 million (US$12.5 million), HK$7.9 million (US$1.0 million) and HK$48.1 million (US$6.2 million) were recorded in the fiscal year 2003, 2002 and 2001 respectively.

         Our new management has examined the business activities of the company and has evaluated the risks that we face. The major findings are:

         (i) We lack sufficient working capital to continue the jumbo-tissue-rolls-for-paper converters and the consumer-grade hygienic tissue products business;

         (ii) It is unlikely that the paper mills in Jiangyin and Xinhui can be completed due to (a) a lack of sufficient funding and
                  (b) the equipment machines imported for the market-recycled pulp for the paper industry had been idle for years and therefore were in poor condition and the Group would be required to incur a material amount of further expenses to re-activate the machines.

         (iii)    The paper making market in China is highly competitive.

 As a result, our new management decided to abandon completion of the two above-named paper mills and concentrate on our paper converting operation in Conghua, Guangzhou. Our new management reassessed the carrying amounts of our tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If an asset's recoverable amount is less than the carrying amount, the asset's book value will be reduced to its fair value and an impairment loss is expensed.

         On the basis of advice from our professional valuers, we recognized an HK$97.8 million (US$12.5 million) impairment of property, plant and equipment for the year ended March 31, 2003.

         The following is a summary of the impairment loss of property, plant and equipment by category for the fiscal years ended March 31, 2001, 2002 and 2003(in thousands):

                                                 Leasehold land                   Machinery
Paper Manufacturing                               and buildings                 and equipment
                                           --------------------------     -----------------------
                                           US$'000         HK$'000        US$'000         HK$'000
       2001                                 1,776           13,854          6,171          48,136
       2002                                     -                -          1,018           7,939
       2003                                     -                -         12,537          97,792

         Moreover, as published in the 2002 annual report, our affiliate, Tianjin 3D, which is engaged in the production and distribution of three-dimensional visual products, has not achieved the profitability target established upon its acquisition. Management determined that the anticipated reduction in revenue as a result of change in market conditions would not be temporary. Accordingly, the former management recognized an HK$3.26 million (US$418,000) and HK$4.59 million (US$588,000) impairment during the years ended March 31, 2001 and 2002, respectively, primarily due to the reduction in revenues as compared with the affiliate's profitability projections. And, primarily due to our inability to assess the future profitability of the affiliate, we made full provisions against our investment in the affiliate at March 31, 2002.

RESULTS OF OPERATIONS.

         The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the three years in the period ended March 31, 2003:

Year ended March 31                          2001           2002          2003
                                              %              %             %
Sales                                          100            100            100
Cost of sales                               (129.8)         (82.4)         (75.4)
                                            ------------------------------------
Gross Margin                                 (29.8)          17.6           24.6
                                            ------------------------------------
Selling, general and                        (152.4)        (103.0)        (117.0)
administrative expenses

Other incomes and expenses, net             (762.2)        (188.3)      (1,760.3)
                                            ------------------------------------
                                            (914.6)        (291.3)      (1,877.3)
                                            ------------------------------------

Net loss                                    (944.4)        (273.7)      (1,852.7)
                                            ------------------------------------

SALES.

         DFCT's turnover in fiscal 2003 was HK$5.5 million (US$703,000) compared with HK$6.6 million (US$846,000 million) in fiscal 2002. The decrease in turnover was due to the Company's decision to exit from trading packaging grade papers and the reduction in sales due to limited working capital. Turnover in fiscal 2001 was HK$9.3 million (US$1,198,000). The turnover decrease in fiscal 2002 was due to the sales decrease of our own manufactured hygienic paper products.

GROSS MARGIN.

         The Company achieved a positive gross margin of HK$1.3 million (US$173,000) in fiscal year 2003, as a result of focusing on paper manufacturing business of higher gross profit margin. Gross profit for the fiscal 2002 was HK$1.16 million (US$147,000) versus gross loss of HK$2.79 million (US$357,000) in fiscal 2001 attributable to the focus of sales of higher margin products and improved purchasing gained from previous experience.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

         Selling, general and administrative expenses for fiscal 2003 were HK$5.2 million (US$667,000) while they were HK$6.8 million (US$0.87 million) and HK$14.24 million (US$1.8 million) in fiscal 2002 and fiscal 2001 respectively. The decrease in selling, general and administrative expenses in fiscal 2003 was due to tighter expense controls and overhead reduction. The decrease in expenses in fiscal 2002 was also due to the tight control on marketing expenses.

INTEREST EXPENSE, NET.

         There was no interest income in fiscal 2003, 2002 and 2001. The company currently has no interest bearing liabilities.

NET LOSS

         Net loss from ordinary activities attributable to shareholders was HK$101.7 million (US$

13.0 million) in fiscal 2003 compared to HK$18.1 million (US$2.3 million) and HK$88.2 million (US$11.3 million ) in fiscal 2002 and 2001 respectively.

BALANCE SHEET ITEMS

         Significant changes to several balance sheet items occurred from fiscal years 2002 to 2003 and were:

- a decrease in fixed assets from HK$133.5 million (US$17 million) to HK$33.7 million (US$4.3 million) reflecting the HK$97.8 million (US$12.5 million) provision against fixed assets.

- a decrease in shareholders' equity from HK$121.5 million (US$15.6 million) to HK$19.9 million (US$2.6 million) reflecting the provision against fixed assets and a small operating loss of HK$3.8 million (US$500,000).

         Significant changes to several balance sheet items occurred from fiscal years 2001 to 2002 and were:

- a decrease in fixed assets from HK$143.3 million (US$18.4 million) to HK$133.5 million (US$17 million) reflecting the HK$ 7.94 million (US$
         1.02 million) provision against fixed assets.

- a decrease in shareholders' equity from HK$139.6 million (US$17.9 million) to HK$121.5 million (US$ 15.6 million) reflecting the provision against fixed assets and write off of our investment in an affiliate of HK$4.6 million (US$588,000) in addition to a small operating loss of HK$5.5 million (US$710,000).

LIQUIDITY AND CAPITAL RESOURCES.

         We had negative cash flows from operations of HK$787,000 (US$101,000), HK$1.2 million (US$158,000), and HK$11.7 million (US$1.5 million) respectively in fiscal years 2003, 2002 and 2001. The 2003 and 2002 net cash outflows were both due to the operating losses incurred for the paper mill in Conghua. The 2001 negative performance was due to high operating loss in paper manufacturing business and substantial marketing expenses incurred.

         Net cash outflow from investing activities was HK$3,000 (US$384) in fiscal 2003 while net cash inflow was HK$256,000 (US$33,000) in 2002. Cash flow outlay for fixed asset investments was insignificant in fiscal 2003 and 2002. Our fixed asset investments in our paper mills reduced cash flows by HK$3.7 million (US$476,000) in FY 2001. Proceeds from disposal of fixed assets were HK$0 and HK$361,000 (US$46,000) for fiscal years 2003 and 2002 respectively.

         Net cash inflow from financing activities was HK$730,000 (US$94,000) and HK$802,000 (US103,000) in fiscal 2003 and 2002 respectively. Both were arisen from the increase in amount due to an affiliate which provided services to the Group.

         To the extent that pending litigation or unasserted claims could affect our liquidity and capital resources, see "Item 18. Financial Statements - Notes to Financial Statements - Note 12 - Commitments and Contingencies - Contingencies - Pending Litigation, Unasserted Claims and Other Legal Matters."

         Our auditors expressed their concern about the Group's ability to continue as a going concern because of the accumulated losses and negative cash flows, see "Report of Independent Auditors"

RESEARCH AND DEVELOPMENT.

         We have not incurred any significant research and development expenses.

CONVERSIONS OF DEBT TO EQUITY

         Of the earlier advances from Dransfield Holdings Limited to complete Paper Mills Nos. 1 and 2, US$5 million were converted into common stock of the company in May 1997 at US$5 a share. US$4.2 million were converted into common stock of the company in September 1997 at

US$4.25 per share, US$4.5 million were converted into common stock of the company in March 1998 at US$4.50 per share, US$147,000 were converted into common stock of the company in November 1999 at US$7 per share and US$5.8 million were converted into common stock of the company in February 2000 at US$3.51 per share. On June 11, 2003, the management converted accumulated advances from Dransfield Holdings totaling HK$5.745 million into common stock of the Company resulting an issuance of approximately 3.2 million shares of common stock of the Company. On September 30, 2003, 104,219 shares of common stock were issued to certain ex-employees of the Company as full and final settlement of the arrears of salaries brought forward from previous years.

NEW STANDARDS TO BE IMPLEMENTED

         On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS
150). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 affects an entity's classification of the following freestanding instruments: mandatory redeemable instruments, financial instruments to repurchase an entity's own equity instruments and financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (a) a fixed monetary amount known at inception or (b) something other than changes in its own equity instruments. SFAS 150 is effective for periods beginning after June 15, 2003. The Group's adoption of this interpretation is not expected to have an effect on its consolidated financial statements.

         In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operation.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123" (SFAS 148). This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Further, SFAS 148 amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for our financial statements beginning April 1, 2002. The Company has not determined whether it will voluntarily change to the fair value based method of accounting for stock-based compensation.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and

Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

OUTLOOK.

         The statements contained in this outlook are based on current expectations. These statements are forward looking, and actual results may vary materially.

         During the past 5 years, the paper making industry has become very competitive in China. Many foreign and domestic players have entered the marketplace with the latest technology, new equipment and sources of capital. With the larger industry production scale, the paper manufacturing process becomes more and more efficient. Companies with old equipment and small production scales are not nearly as competitive as the new ones. Most of the equipment DFCT purchased is second hand with at least 20 years of history. The equipment also came from various factories around the world, including U.S, Japan, and Europe. Therefore, it is almost impossible to assemble them together into fully functional production lines. Even if the equipment went into production, the operation efficiency would not be nearly at the same level as the new ones.

         Because there were more paper mills that went into production during the past five years and the import tariff of raw materials has dropped significantly, the margins of paper products have decreased as the market became more competitive. The previous assumption of investment return is no longer valid. In addition, the Chinese government has tightened environmental protection regulations. The cost of pollution cleaning operations and recycles also increased during the past few years, making the average operation margin even smaller.

         The condition of our existing equipment is very poor according to the report of a professional assessment company. The equipment at Jiangyin plant and Xinhui plant has been exposed in open areas and became rusty and aged.

         Our management invited expert assets evaluators to assess the conditions and usability of the equipment located at Jiangyin and Xinhui and Conghua, the PRC. The results of the assessment and evaluation indicate that it would be a high risk to invest more capital to put the equipment into functional mode. Except for a small portion of the machinery and equipment in Conghua, this facility is still in use for the businesses of jumbo tissue rolls for paper converters and consumer-grade hygienic tissue products. The remaining machinery and equipment in Conghua, Jiangyin and Xinhui is idle. Our new management is taking steps to dispose of the idle machinery and equipment.

         The assessor's report indicated a significantly low value of our existing property, plant and equipment of HK$ 33.7 million (US$4.3 million) on the assumption that most of the existing machinery and equipment will be disposed of in the short forseeable future.

         We are running out of cash, as the financial statements of 2003 indicate. Without outside funding sources, we cannot support either corporate expenses or production cash flow. Our total consolidated debt is HK$15.0 million (US$1.9 million). Our only operational plant in Conghua can barely sustain its own cash flow. The Company does not believe that additional funding for future expansion is available.

         We entered into an agreement with a major shareholder, Dransfield Holdings, in June 2003 to convert HK$5.745 million of debts of the Company owing to Dransfield into equity of 3,201,513 shares of DFCT common stock to reduce the debt burden. In July 2003, the Company entered into a loan agreement with DiChain Holdings Limited, to borrow HK$5 million for short term corporate and operation expenses. We believe that the loan of HK$5 million is sufficient for our current limited operations during the balance of our fiscal year.

         Based on the situation describe above, our management has decided not to continue our paper pulps (raw paper) making business. Other than our continued operation of our facility in Conghua to make packaged tissue paper, we will not invest further in paper mill equipment and operations. The former management's planned paper mill business expansion has stopped completely.

         Our Management will continue to seek new business direction for our company. However, the outcome of extensive searching will not guarantee success, and we cannot guarantee the success of any new business direction.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         DIRECTORS AND SENIOR MANAGEMENT

         Effective April 30, 2003, Mr. Horace YAO Yee Cheong, Miss CHEUNG Kam Wa and Mr. Kenneth MAK Kar Shun were removed as directors of the Company. Also, effective April 30, 2003, Mr. Horace YAO Yee Cheong was removed as the Chairman, and Miss CHEUNG Kam Wa was removed as the Chief Executive Officer of the Company.

         Effective April 30, 2003, Dr. Fan Di, was appointed as the executive director, Chairman and Chief Executive Officer of the Company. In addition, effective April 30, 2003, Dr. Robert FUNG Hing Piu, Mr. Aaron ZHU Xiaojun and Mr. KWOK Yam Sheung were appointed as executive directors of the company, and Dr. Godwin Wong was appointed as a non-executive director and a member of the audit committee of the company.

         Set forth below are the names, and terms of office of each of the directors, executive officers and significant employees of the company and a description of the business experience of each.

                                                         Office
                                                          Held               Term of
         Person                     Office               Since               Office(1)
         ------                    --------             --------             ------
Dr. Fan Di                         Chairman             Apr 2003                *

Thomas J. KENAN                    Director             Mar 1997                *

Kurt W. Krause                     Director             Apr 1997                *

Professor Li Chang                 Director             Aug 2000                *

Zhu Xiaojun                        Director             Apr 2003                *

Kwok Yam Sheung                    Director             Apr 2003                *

Dr. Robert Fung Hing Piu           Director             Apr 2003                *

Dr. Godwin Wong                    Director             Apr 2003                *

* Until the next annual general meeting

(1) A director is subject to earlier removal, with or without cause, by the shareholders and with cause by the other directors. Officers are subject to earlier removal, with or without cause, by the directors.


EXECUTIVE DIRECTORS

Dr. FAN Di

         Dr. Fan is currently the Chairman and Chief Executive Officer of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Dr. Fan is responsible for overseeing the strategic development of DF China Technology Inc. He previously worked for China Merchants Group as an Executive Director and Chief Financial Officer and has substantial experience in financial management and business management. He holds a Ph.D. in Business Administration from the Southern University of California, U.S.A.

Dr. Robert FUNG Hing Piu

         Dr. Fung is a non-executive director of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Dr. Fung holds degrees from Harvard University in the United States and McGill University in Canada. He is the founding chairman of Hong Kong Committee of UNICEF and a member of the Rotary Club of Hong

Kong.

Mr. Aaron ZHU Xiaojun

         Mr. Zhu has extensive experience in the fields of business development, marketing, and finance with companies based in the United States. Mr. Zhu served as a financial analyst for U.S. Media Corporation, a financial controller and ERP/business consultant for Fourth Shift Corporation in Asia and in the United States. Mr. Zhu also served as a vice president of operations at Harrington Signal Corporation in the United States, responsible for strategic planning, corporate finance, information technology and supply chain management. He is currently in charge of corporate strategic marketing, business development, and investment financing of the Group. Mr. Zhu holds a Bachelor Degree in Business Administration from Shenzhen University, the PRC and an MBA degree from Regent University, the USA.

Mr. LI Chang

         Professor Li is a founder and the CEO of Tianjin 3D Lad and Tianjin 3D Image Technique Co., Ltd. He has been involved in research and development of 3D imaging technology for over 18 years. He holds 52 patents and has received numerous international awards for his inventions. He is the Director of Ph.D. Post Graduate Studies at the Civil Aviation University of China, Vice Chairman of National Inventors Association and National Specialist of Engineering and Technology. In 1998, he received inventor's Gold Medal from the Chief Executive of Hong Kong Special Administrative Region.

Mr. KWOK Yam Sheung

         Mr. Kwok is the Company Secretary of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong Limited. He is a fellow member of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a fellow member of the Hong Kong Institute of Company Secretaries. He has worked for a number of public listed companies as company secretaries and also has extensive experience in the property industry.

NON-EXECUTIVE DIRECTORS

THOMAS J. KENAN.

         Mr. Kenan has 39 years experience as a practicing attorney in the United States, primarily in securities, corporation, and business reorganization law. He holds a master's of comparative laws degree from New York University.

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

DR. GODWIN WONG.

         Professor Wong has been on the faculty of the Haas School of Business at the University of California, Berkeley for the past seventeen years. He performs research and teaches doctoral, master's and baccalaureate programs and executive training courses in the areas of Entrepreneurship, Information Technology Management (IT/MIS), Strategic Planning, International Business Negotiation, and Multicultural Management. He has been a management consultant and specialist/strategist to various organizations including banks, corporations, government agencies, other consulting firms and private business enterprises. He has assisted multinational companies in the conduct and negotiation of businesses with China and Asia, especially in mergers and acquisitions. He has been involved in the turnaround and the purchase and sale of troubled financial institutions. He has also served on the boards of directors of several California banks and several high tech ventures in Silicon Valley. He has headed his own management companies in real estate, consulting, trading, and investment management. Dr. Wong obtained his Bachelor's degree from the University of Wisconsin, his Master's degree from U.C.L.A., and Master's and Doctorate from Harvard University.

COMPENSATION

         The directors and officers of our company received from it and its subsidiaries an aggregate of HK$614,249 in compensation in the last fiscal year for their services in all capacities. There are no present plans, arrangements, or understandings concerning any change in compensation for them. Our company has no pension, retirement or similar benefits for directors and officers pursuant to a plan contributed to by our company.

BOARD PRACTICES

         We have an executive committee, audit committee and a compensation committee. The members of each are set forth below:

         Executive Committee: Messrs. Fan Di, Aaron Zhu Xiaojun and Kwok Yam Sheung who are executive board members.

         Audit Committee: Messrs. Thomas Kenan, Kurt Krause and Godwin Wong. Messrs. Kenan, Krause and Wong are independent board members.

         Compensation Committee: Dr. Godwin Wong and Dr. Fan Di.

         The Executive Committee meets as and when necessary and the other two committees each meet once annually.

         The Executive Committee is authorized during any interim period between meetings of the full Board of Directors, to act for and in lieu of the full Board of Directors and to approve of any transaction requiring Board approval.

         The Audit Committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and will review and approve the planned scope of our annual audit. In addition, the Audit Committee will have to review the terms of proposed transactions with related parties in accordance with the terms of our Articles of Association. The Audit Committee operates compliant with the rules and regulations of the Nasdaq National Market.

         The Compensation Committee establishes remuneration levels for our officers, performs such functions as provided under employee benefit programs and administers the 2002 Stock Option Plan.

EMPLOYEES

         We employed 62 persons on March 31, 2001, 59 persons on March 31, 2002 and 60 persons on March 31, 2003. We have no relationships with labor unions. We employ no significant number of temporary employees.

SHARE OWNERSHIP

         The following tables set forth, with regard to our directors and senior management, the number of shares of common stock in the company each owns directly or beneficially as of September 30, 2003, the percentage of the shares outstanding such ownerships represent, and any options granted to them on the company's shares:

         Name                                                                                Percentage of
        Shares                             Position                  No. of Shares            Outstanding
        ------                             --------                  -------------           -------------
Dr. Fan Di                          Chairman &                                 0                     0
                                    Chief Executive Officer

Aaron Zhu Xiaojun                   Executive Director                         0                     0

Kwok Yam Sheung                     Executive Director                         0                     0

Prof. LI Chang                      Executive director                 1,269,400                  5.12%

Thomas J KENAN                      Non-executive director                 1,103*                    *

Kurt W. KRAUSE                      Non-Executive director                     0                     0

Dr. Robert Fung Hing Piu            Executive Director                         0                     0

Dr. Godwin Wong                     Non-Executive director                     0                     0

*    Less than one percent

OPTIONS TO PURCHASE SHARES OF COMMON STOCK GRANTED AND HELD BY DIRECTORS AND SENIOR MANAGEMENT (1)

                                         No. of              Exercise
        Name                          Options Held            Price                 Expiration Date
        ----                          ------------            -----                 ---------------
Dr. Fan Di                                    0                     -                            -

Aaron Zhu Xiaojun                             0                     -                            -

Kwok Yam Sheung                               0                     -                            -

Prof. LI Chang                                0                     -                            -

Thomas J KENAN                           50,000              US$0.286                 May 16, 2012

Kurt W. KRAUSE                           30,000              US$0.286                 May 16, 2012

Dr. Robert Fung Hing Piu                      0                     -                            -

Dr. Godwin Wong                          30,000               US$0.23                July 17, 2013

Note (1). At the annual meeting held on July 18, 2003, a new option scheme namely 2002 Stock Option Plan which will expire in July 2013 was approved and adopted to replace the former scheme which expired in April 2003.

     - On May 17, 2002, the Board granted options pursuant to the 2002 Stock Option Plan, amounting to 542,000 shares at US$0.286 per share to directors, management and staff. 270,000 shares of these options have been issued and the rest were not yet been issued and have not vested.

     - On June 11, 2003, options amounting to 1,710,000 shares were granted and issued at US$0.23 per share pursuant to the 2002 Stock Option Plan, to certain directors and staff members and 1,680,000 shares were exercised on 1 August 2003, and accordingly these shares were issued.

     - On August 28 and 29, 2003, Dr. Fan Di, Mr. Aaron Zhu and Mr. Kwok Yam Sheung, directors of the Company, sold all their shareholdings to non US persons who are not related to the Company, its directors or affiliates.

     - On September 30, 2003, employees and ex-employees of the Company exercised share options amounting to 45,000 shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         To the extent that the following information is known to the company or can be ascertained from public filings, the following sets forth information as of September 30, 2003 with regard to the company's major shareholders - that is, persons that are the beneficial owners of five percent or more of our common stock:

                                                No. of                Percentage of
         Name                                   Shares             Outstanding Shares
         ----                                   ------             ------------------
China Merchant Dichain (Asia) Limited          5,204,838                 20.86%

Grandom Asia Trading Limited                   2,582,458                 10.04%

Li Chang                                       1,269,400                  5.12%

         During the last three years, the following significant percentage changes in shares held by major shareholders occurred:

         At March 31, 1999, Dransfield Holdings Limited, a Cayman Islands company listed on the Hong Kong Stock Exchange Limited, since August 26, 2002 has become a wholly owned subsidiary of China Merchant Dichain (Asia) Limited, which is now listed on the Hong Kong Stock Exchange Limited, held an effective shareholding of 95.8%. During the year ended March 31, 2000, Dransfield Holdings Limited, through a distribution in specie of DF China Technology ("DFCT") shares, reduced its shareholding to 78.4%. In June 2000, through a second distribution in specie of DFCT shares, its shareholding in DFCT were reduced to 32.2%. A subsequent sale of new shares by DFCT in September 2000 diluted Dransfield Holdings Limited's effective interest in DFCT to approximately 29.7%. In late 2001, Dransfield Holdings Limited sold a further 9.9% interest in DFCT to a party in Tianjin, China introduced by Mr. Li Chang, a director of the Company, and reduced its shareholding to approximately 19.7%. Dransfield Holdings Limited is now a 100% controlled subsidiary of China Merchant Dichain
(Asia) Limited, which has announced that it shall focus its core business in logistics and will seek to divest its non-core businesses. During the year, Dransfield Holdings Limited had disposed of some of its shareholdings in the company and acquired additional shares by conversion of debts of the company owing to Dransfield. It owned 5,204,838 shares at September 30, 2003.

         During the fiscal year 2002, DHL became the wholly-owned subsidiary of China Merchants Dichain (Asia) Limited ("CMDA"), which replaced DHL to list on the main board of The Stock Exchange of Hong Kong Limited.

         Grandom Asia Trading Limited was a substantial shareholder of Dransfield Holdings Limited as above described. It received approximately 2,58,458 shares in DFCT through the two distributions in species by Dransfield Holdings Limited as above described as of March 31, 2001. There was no movement of its shareholdings during the year ended March 31, 2003, and at September 30, 2003 its shareholdings represents approximately 10.04% of the issued shares of the company.

         Mr. Li Chang's shareholdings at September 30, 2003 was 1,269,400 shares, which is approximately 4.12 % of the outstanding issued share capital of the Company. Mr. Li was the founder and principal controlling shareholder of Tianjin 3D Image Technique Company Limited (TJ3D). On August 8, 2000, we entered into an agreement with Mr. Li Chang to acquire approximately a 26% equity interest in TJ3D at a consideration of 1,560,000 shares of our common stock. These shares were subsequently issued to Mr. Li Chang and an associate. Mr. Li has held the shares issued to him in his name as above described.

         The major shareholders have no different voting rights than other shareholders.

         Of the 24,946,024 outstanding shares of Common Stock at September 30, 2003, 14,485,800 shares are held in 40 States of the United States by approximately 1,017 record holders and 10,311,005 shares are held in Hong Kong by approximately 410 shareholders, one of whom, Dransfield Holdings Limited, a Bermuda corporation and now a subsidiary of China Merchant Dichain (Asia) Limited ("CMDA"). CMDA is a Bermuda company incorporated in March 2002. Pursuant to a Scheme of Arrangement, Dransfield Holdings Limited became the wholly-owned subsidiary of CMDA. As a result , the listing status of Dransfield Holdings Limited with the Stock Exchange of Hong Kong was withdrawn on 26 August 2002 and the entire issued shares of CMDA were listed on the Stock Exchange of Hong Kong on 28 August 2002.

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

                                                                YEAR ENDED MARCH 31,
                                               --------------------------------------------------------
                                                  2001            2002          2003           2003
                                               -----------     -----------   ------------   -----------
                                                 HK$'000        HK$'000       HK$'000        US$'000
Storage and delivery charges (Note (a))            401            362           726             93

     Notes:

     (a)    Storage, delivery charges and management fee

            Storage, delivery services are provided to the Group by Dransfield Services Limited which is a subsidiary of DHL. According to the management, these transactions were carried out at the terms determined and agreed by the relevant parties.

ITEM 8. FINANCIAL INFORMATION

         The information required by this section is included in "Item 18. Financial Statements" in this annual report.

         We are involved in certain litigation and are exposed to some unasserted claims. For a discussion of these matters, see "Item 18. Financial Statements - Notes to Financial Statements - Note 12 - Commitments and Contingencies - Contingencies - Pending Litigation, Unasserted Claims and Other Legal Matters."

ITEM 9. THE OFFER AND LISTING

         The following sets forth information regarding the market price history of our common stock during the last five financial years.

Financial Year             High               Low
-------------------------------------------------
1999                      $ 2.875            $0.03
2000                      $12.000            $0.44
2001                      $ 4.375            $0.34
2002                      $ 0.625            $0.14
2003                      $   0.4            $0.08

         The following sets forth information regarding the quarterly market price history of our common stock during the last two financial years.

Calendar Quarter            High             Low
--------------------------------------------------
2001, 2nd Quarter         $ 0.6250         $0.2600
2001, 3rd Quarter         $ 0.3600         $0.1400
2001, 4th Quarter         $ 0.4100         $0.1500
2002, 1st Quarter         $ 0.2800         $0.1800
2002, 2nd Quarter         $ 0.3400         $0.2000
2002, 3rd Quarter         $   0.27         $  0.12
2002, 4th Quarter         $    0.4         $  0.09
2003, 1st Quarter         $   0.29         $  0.08
2003, 2nd Quarter         $   2.04         $  0.13
2003, 3rd Quarter         $   2.29         $   0.6

The following sets forth information regarding the monthly market price history of our common stock during the most recent six months.

Month                    High               Low
------------------------------------------------
2003:
  April                 $ 0.28             $ 0.15
  May                   $ 0.48             $ 0.13
  June                  $ 2.04             $ 0.23
  July                  $ 2.29             $  0.6

August                  $1.28            $0.68
September               $1.26            $ 0.7

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

         The rights, preferences and restrictions on each class of authorized stock are described in the company's amendment No. 2 to Form F-1 earlier filed with the Commission (Commission File No. 333-11641) and are incorporated herein by reference to such Form F-1.

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

         There are no provisions in our charter or bylaws that would have an effect on delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company or any of its subsidiaries.

         There are no by-law provisions governing an ownership threshold above which shareholder ownership must be disclosed.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, and our Chief Financial Officer, or CFO.

         Based on that evaluation, our CEO and CFO concluded that we maintain disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and its CFO, as appropriate, to allow timely decisions regarding required disclosure. Our management necessarily applied its judgment in assessing the costs and benefits of such control and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date.

ITEM 16.

RESERVED

ITEM 17. FINANCIAL STATEMENTS

         The information required by this section is included in Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of DF China Technology Inc.
(Incorporated in the British Virgin Islands with limited liability)

         We have audited the accompanying consolidated balance sheets of DF China Technology Inc. and subsidiaries (hereinafter referred to as the "Group") as of March 31, 2002 and 2003 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2002 and 2003, and the consolidated results of its operations and cash flows for each of the two years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

         The accompanying financial statements have been prepared assuming the Group will continue as a going concern. As more fully described in Note 1 to the financial statements, the Group has incurred an operating loss for the year and cumulative losses from inception and has a working capital deficiency. These conditions raise substantial doubt about the Group's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or on the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ BDO McCabe Lo & Co

BDO MCCABE LO & CO
Certified Public Accountants

Hong Kong, October 15, 2003

                  REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of DF China Technology Inc.
(Incorporated in the British Virgin Islands with limited liability)

         We have audited the accompanying consolidated balance sheet of DF China Technology Inc. and subsidiaries (hereinafter referred to as the "Group") as of March 31, 2001 and, the related statements of operations, cash flows and changes in stockholders' equity each of the two years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2001 and the consolidated results of operations, its cash flows for each of the two years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

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

ERNST & YOUNG
Certified Public Accountants

Hong Kong, September 5, 2001

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

                                                                                             MARCH 31,
                                                                                ---------------------------------------
                                                                                  2002             2003          2003
                                                                                --------         -------        -------
                                                                                  HK$              HK$            US$
ASSETS

Current assets
    Cash and cash equivalents                                                        116              56              8
    Accounts receivable, net of allowance for
       doubtful debts of HK$645 in 2002 and HK$693 in 2003 (Note 6)                  893             785            101
    Inventories, net (Note 7)                                                        398             174             22
    Prepayments and other receivables                                                280             121             16
    Tax recoverable                                                                    9               9              1
                                                                                --------         -------        -------
Total current assets                                                               1,696           1,145            148
Property, plant and equipment, net (Note 8)                                      133,549          33,747          4,326
Interest in an affiliate (Note 9)                                                      1               1              1
                                                                                --------         -------        -------
Total assets                                                                     135,246          34,893          4,475
                                                                                ========         =======        =======

LIABILITIES AND OWNER'S EQUITY

Current liabilities
    Accounts payable                                                               1,110             972            124
    Accrued liabilities                                                            3,467           4,563            583
    Construction payable                                                           3,183           2,816            362
    Accrued rental payable                                                           199             199             25
    Due to affiliates (Note 11)                                                    5,745           6,475            830
                                                                                --------         -------        -------
Total current liabilities                                                         13,704          15,025          1,924
                                                                                --------         -------        -------
Commitments and contingencies (Note 12)

Stockholders' equity
    Common stock, no par value,
       40,000,000 shares authorized;
       19,915,292 issued (2002: 19,915,292)                                      241,920         241,920         31,019
Contributed surplus                                                                4,677           4,677            600
Accumulated deficit                                                             (125,055)       (226,729)       (29,068)
                                                                                --------         -------        -------
                                                                                 121,542          19,868          2,551
                                                                                --------         -------        -------
Total liabilities and stockholders' equity                                       135,246          34,893          4,475
                                                                                ========         =======        =======

       See accompanying notes to these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

       (Amounts in thousands, except number of shares and per share data)

                                                                                  YEARS ENDED MARCH, 31
                                                                  ----------------------------------------------------
                                                                   2001             2002          2003           2003
                                                                  -------         -------       -------        -------
                                                                    HK$             HK$           HK$            US$
Net sales
    Paper merchanting                                               1,849           1,165           142             18
    Paper manufacturing                                             7,494           5,433         5,346            685
                                                                  -------         -------       -------        -------
                                                                    9,343           6,598         5,488            703

Cost of sales
    Paper merchanting                                              (1,801)         (1,083)         (114)           (14)
    Paper manufacturing                                           (10,329)         (4,355)       (4,025)          (516)
                                                                  -------         -------       -------        -------
                                                                  (12,130)         (5,438)       (4,139)          (530)
                                                                  -------         -------       -------        -------

Gross profit (loss)                                                (2,787)          1,160         1,349            173

Selling general and administrative expenses (Note 3)
- third parties                                                   (13,840)         (6,439)       (4,483)          (574)
- related parties (Note 13)                                          (401)           (362)         (726)           (93)
                                                                  -------         -------       -------        -------
                                                                  (14,241)         (6,801)       (5,209)          (667)

Other income, net                                                     100             166            26              3
Foreign exchange losses, net                                          (56)              -             -              -
Provision for doubtful debts                                         (585)            (60)          (48)            (6)
Bad debt expenses directly written off                               (342)              -             -              -
Equity in loss of an affiliate (Note 9)                            (8,341)         (4,594)            -              -
Impairment losses of property, plant and
  equipment (Note 10)                                             (61,990)         (7,939)      (97,792)       (12,537)
                                                                  -------         -------       -------        -------

                                                                  (71,214)        (12,427)      (97,814)       (12,540)
                                                                  -------         -------       -------        -------

Net loss                                                          (88,242)        (18,068)     (101,674)       (13,034)
                                                                  =======         =======      ========        =======

Basic and diluted net loss per share                                (4.57)          (0.91)        (5.11)         (0.65)
                                                                  =======         =======      ========        =======

       See accompanying notes to these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

       (Amounts in thousands, except number of shares and per share data)

                                                                                   YEAR ENDED MARCH, 31
                                                                  -----------------------------------------------------
                                                                    2001           2002          2003            2003
                                                                  -------         -------      --------         -------
                                                                    HK$             HK$          HK$              US$
Cash flows from operating activities
  Net loss                                                        (88,242)        (18,068)     (101,674)        (13,034)
 Adjustments to reconcile income to net cash provided by
  operating activities
    Equity in loss of an affiliate                                  8,341           4,594             -               -
    Depreciation                                                    2,473           1,588         1,987             255
    Impairment losses of property, plant and equipment             61,990           7,939        97,792          12,537
    Loss on disposal of property, plant and equipment                   -               -            26               3
    Stock option compensation expenses                                400               -             -               -
    Provision for doubtful debts (doubtful debts written
      back)                                                           585              60            48               6
    Provision (written back) for inventory obsolescence               173              (3)            -               -
 Changes in working capital
    Accounts receivable                                            (1,007)           (490)           60               7
    Inventories                                                       800             779           224              29
    Prepayments and other receivables                                 644             413           159              20
    Tax recoverable                                                  (108)            191             -               -
    Accounts payable                                                  793             252          (138)            (17)
    Accrued liabilities                                               828           1,348         1,086             139
    Construction payable                                                -             604          (357)            (46)
    Accrued rental payable                                            636            (437)            -               -
                                                                  -------         -------      --------         -------
Net cash used by operating activities                             (11,694)         (1,230)         (787)           (101)
                                                                  -------         -------      --------         -------
Cash flows from investing activities
    Acquisition of property, plant and equipment                   (3,716)           (105)           (3)             (1)
    Payment of deposit for purchase of property, plant
      and equipment                                                     -               -             -               -
    Proceeds from disposal of property, plant and
      equipment                                                     1,709             361             -               -
                                                                  -------         -------      --------         -------
Net cash provided (used) by investing activities                   (2,007)            256            (3)             (1)
                                                                  -------         -------      --------         -------

Cash flows from financing activities
    New issue of common stock                                       3,501               -             -               -
    Due to affiliate                                                4,943             802           730              94
    Proceeds from subscription receivable                           3,835               -             -               -
                                                                  -------         -------      --------         -------
Net cash provided in financing activities                          12,279             802           730              94
                                                                  -------         -------      --------         -------

Net decrease in cash and cash equivalents                          (1,422)           (172)          (60)             (8)
Cash and cash equivalents, at beginning of year                     1,710             288           116              16
                                                                  -------         -------      --------         -------
Cash and cash equivalents, at end of year                             288             116            56               8
                                                                  =======         =======      ========         =======

       See accompanying notes to these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

       (Amounts in thousands, except number of shares and per share data)

                                                                        UNPAID
                                                        COMMON       SUBSCRIPTION      CONTRIBUTED       ACCUMULATED
                                                         STOCK        RECEIVABLE         SURPLUS           DEFICIT
                                                      ------------  ----------------  --------------   ----------------
                                                          HK$             HK$              HK$               HK$
Balance at March 31, 2000                                225,001          (3,835)            4,277            (18,745)

New issue of 180,000 shares of common stock at
  US$2.5 each to third party                               3,501               -                 -                  -

New issue of 1,560,000 shares of common stock at
  US$1.063 each for acquisition of equity
  interests in an affiliate                               12,936               -                 -                  -

New issue of 11,211 shares of common stock at
  US$5.5 each for construction costs incurred                482               -                 -                  -

Stock compensation expenses
  (Note 19)                                                    -               -               400                  -

Net loss                                                       -               -                 -            (88,242)

Settlement through current account with
  shareholder                                                  -           3,835                 -                  -

                                                      ----------    ------------      ------------     --------------
Balance at March 31, 2001                                241,920              -             4,677           (106,987)
                                                      ----------    ------------      ------------     --------------

Net loss                                                       -              -                  -            (18,068)
                                                      ----------    ------------      ------------     --------------

Balance at March 31, 2002                                241,920              -              4,677           (125,055)

Net loss                                                       -              -                  -           (101,674)
                                                      ----------    ------------      ------------     --------------

Balance at March 31, 2003                                241,920                             4,677           (226,729)
                                                      ==========    ============      ============     ==============

       See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares and per share data)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

         ORGANIZATION

         DF China Technology Inc., (the "Company") was incorporated in the British Virgin Islands on June 24, 1996. Prior to June 30, 2000, Dransfield Holdings Limited ("DHL"), a company incorporated in the Cayman Islands and the shares of which are listed for trading on the main board of The Stock Exchange of Hong Kong Limited, was the holding company of the Group. On June 30, 2000, 8,325,700 shares of the Company were distributed in specie by DHL to its stockholders. During fiscal year 2002, DHL sold 1,973,600 shares which reduced its equity interest in the Company from 29.67% to 19.76%. On June 11, 2003, DHL increased its equity interest to 30.87% by converting of the debts owed to them to 3,201,513 shares. Subsequent to the year-end, DHL reduced its equity interest to 20.86% by disposing of 1,932,075 shares to the public.

         During the fiscal year 2002, DHL became the wholly-owned subsidiary of China Merchants Dichain (Asia) Limited ("CMDA"), which replaced DHL to list on the main board of The Stock Exchange of Hong Kong Limited.

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

         Going Concern Risk Factors

         The Group incurred a net loss of HK$101,674 (US$13,034) for the year ended March 31, 2003, incurred cumulative losses from inception to March 31, 2003, aggregating HK$226,729 (US$29,068), reported negative cash flows from operations for the year ended March 31, 2003, of HK$787 (US$101) and had a deficiency in working capital of HK$13,880 (US$1,776) as at that date.

         Over the past few years, the former management of the Group was looking for different ways to complete the paper mills in Jiangsu and Xinhui, the PRC and to focus their efforts on improving operating margins at the converting operation in Conghua, the PRC. However, faced with inadequate funds, the Group was unable to complete the two paper mills and also unable to increase volume to achieve critical mass to turn the entire operation profitable. The Group is not able to borrow from banks for working capital for the operation in Conghua, the PRC.

         In July, 2003, the Group entered into a loan agreement with an affiliate, DiChain Holdings Limited ("Dichain"), the stockholder of CMDA, to borrow HK$5 million for short term corporate and operation expenses. The short term loan is unsecured, interest-bearing at 5% per annum and is repayable on July 31, 2004. The financial statements have been prepared on a going concern basis, the validity of which depends on the ongoing financial support of Dichain and the ability of the Group to generate profits on its operations. The financial statements do not include any adjustments that would result from a failure to obtain such support from Dichain and in case the Group is unable to generate future profits.

         BASIS OF PRESENTATION

         The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

         The financial statements have been prepared in Hong Kong dollars ("HK$"). For presentation and convenience of the reader purposes, the financial statements have been translated into United States dollars ("US$") using the approximated rate of exchange prevailing on March 31, 2003 which was US$1 = HK$7.8. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or any other certain rate on March 31, 2003.

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

         Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include, among others, allowances for doubtful accounts, net realizable values on long-lived assets and deferred tax assets, certain accrued expense accounts and revenue recognition. Actual results could differ from those estimates.

         Cash and Cash Equivalents

         The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. None of the Group's cash is restricted as to withdrawal or use.

         Allowance for Doubtful Accounts

         We record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. We have a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customer's credit worthiness or other matters affecting the collectibility of amounts due from such customers, could have a material affect on our results of operations in the period in which such changes or events occur. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

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

         Impairment of Long-Lived Assets

         The Group periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

         Revenue Recognition

         Revenue from sales of goods is recognized on delivery to and upon acceptance by customers, when collectibility of the sales price is reasonably assured.

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

         Pro-forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and has been determined as if the Group had accounted for its stock options under the fair value method of that statement. The weighted-average fair value of options granted during 2003 estimated on the date of grant using a Black-Scholes option pricing model was US$0.19. The fair value for these options was estimated at the respective dates of grant using the following weighted-average assumptions for the respective dates of grant:

                                                 OPTIONS GRANTED IN
                                            2001                   2003
Risk-free interest rate                    5.59%                   2.5%
Dividend yield                              Nil                    Nil
Volatility factor of
  the expected market price of
  the common stock                        295.21%                  100%
Weighted-average expect life             2.34 years            9.125 years

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

         At March 31, 2003, the company has two stock-based employee compensation plans, which are described more fully in Note 18. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                         2001            2002           2003           2003
                                                      ------------   ------------   ------------   -----------
                                                          HK$            HK$            HK$            US$
Net loss, as reported                                      88,242         18,068        101,674         13,034
Add: total stock-based employee compensation
expense determined under the fair value based
method for all awards, net of related tax effects           5,763          3,167            251             32
                                                      -----------    -----------    -----------    -----------
Pro forma net loss                                        94,005          21,235        101,925         13,066
                                                      ===========    ===========    ===========    ===========

Basic and diluted net loss per share
- As reported                                                4.57           0.91           5.11           0.65
- Pro forma                                                  4.87           1.07           5.12           0.66
                                                      -----------    -----------    -----------    -----------

         Effect of Recently Issued Accounting Standards

         On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS
150). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 affects an entity's classification of the following freestanding instruments: mandatory redeemable instruments, financial instruments to repurchase an entity's own equity instruments and financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (a) a fixed monetary amount known at inception or (b) something other than changes in its own equity instruments. SFAS 150 is effective for periods beginning after June 15, 2003. The Group's adoption of this interpretation is not expected to have an effect on its consolidated financial statements.

                   In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operation.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123" (SFAS 148). This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Further, SFAS 148 amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for our financial statements beginning April 1, 2002. The Company has not determined whether it will voluntarily change to the fair value based method of accounting for stock-based compensation.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

Basic and Diluted Net Loss Per Share

         Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are anti-dilutive.

         The basic net loss per share for the years ended March 31, 2001, 2002 and 2003 were computed by dividing net loss applicable to common stock by the weighted average number of 19,294,816, 19,915,292 and 19,915,292 shares of common stock, respectively.

         The amount of diluted net loss per share for each of the years ended March 31, 2001, 2002 and 2003 are the same as those of basic net loss per share, as the Company's stock options outstanding during each of these years had anti-dilutive effect on the basic net loss per share. The outstanding stock options which had anti-dilutive effect on the basis net loss per share are 799,500, 605,000 and 875,000 for each of the years ended March 31, 2001, 2002 and 2003, respectively.

                                                                                    YEAR ENDED MARCH 31,
                                                                     ------------------------------------------------
                                                                        2001               2002              2003
                                                                     -----------       ------------      ------------
                                                                          HK$               HK$               HK$
Numerator for basic and diluted loss per share:
  Net loss                                                               (88,242)           (18,068)         (101,674)
                                                                     ===========       ============        ==========

Denominator for basic and diluted loss per share:
  Weighted average number of shares                                   19,294,816         19,915,292        19,915,292
                                                                     ===========       ============        ==========

Basic and diluted loss per share                                            4.57               0.91              5.11
                                                                     ===========       ============        ==========

NOTE 3 - SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                                YEAR ENDED MARCH 31,
                                                                ----------------------------------------------------
                                                                    2001           2002         2003          2003
                                                                -----------     ---------     ---------    ---------
                                                                    HK$            HK$           HK$          US$
Selling, general and administrative expenses
  Depreciation                                                          978         1,588        1,848           237
  Advertising expenses                                                   10             -            -             -
  Operating lease rentals                                               667             -            -             -
  Research expenses                                                   1,583             -            -             -
                                                                ============    =========     ========     =========

NOTE 4 - SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                YEAR ENDED MARCH 31,
                                                               -------------------------------------------------------
                                                                  2001             2002          2003           2003
                                                               -----------      ----------    -----------    ---------
                                                                   HK$              HK$           HK$           US$
Cash paid during the year for
Interest                                                                 1               -             -             -
Income taxes                                                             -               -             -             -
                                                               ===========      ==========    ==========     =========

Non cash investing and financing activities
  Issuance of common stock for construction costs incurred
    during the year                                                    482               -             -             -
  Issuance of common stock for acquisition of equity
    interests in an affiliate                                       12,936               -             -             -
                                                               ===========      ==========    ==========     =========

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

         Guangzhou Dransfield Paper Limited, an co-operative joint venture formed in the PRC in which the Group has 100% interest, and Jiangsu Dransfield Paper Co. Ltd. ("JSDP") and Guangdong Dransfield Paper Limited, wholly-foreign-owned enterprises formed in the PRC in which the Group has 100% interest (2002: 100% and 2001: 100% effective interest for JSDP), are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. Each of these three joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifty year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have either not yet commenced operation as at March 31, 2002 or did not generate assessable profits for each of the three years ended March 31, 2003.

         Total income tax expense differs from the amount computed by applying applicable statutory income tax rate of 16% (2002 and 2001: 16%) to income before taxes as follows:

                                                                                YEAR ENDED MARCH 31,
                                                               -------------------------------------------------------
                                                                  2001             2002          2003           2003
                                                               -----------      ----------   -----------    ----------
                                                                    HK$             HK$           HK$           US$
Computed expected income tax benefit                                14,119           2,891        16,268         2,085
Non-deductible losses of the Company and subsidiaries              (13,612)         (2,677)      (16,103)       (2,064)
Valuation allowance                                                   (507)           (214)         (165)          (21)
                                                               -----------     -----------   -----------    ----------

Tax credit for the year                                                  -               -             -             -
                                                               ===========     ===========   ===========    ==========

Deferred tax asset is comprised the following:

Tax losses carried forward                                           1,981           2,195         2,360           302
Valuation allowance                                                 (1,981)         (2,195)       (2,360)         (302)
                                                               -----------     -----------   -----------    ----------

                                                                         -               -             -             -
                                                               ===========     ===========   ===========    ==========

         Due to its history of losses, the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Group has provided a valuation allowance covering 100% of its net deferred tax assets.

         As at March 31, 2003, the Group has Hong Kong net operating loss carry forward of approximately HK$14,747 (US$1,890) (2002: HK$13,718 (US$1,758) 2001:
HK$12,379 (US$1,587)). Currently, the net operating loss can be carried forward indefinitely.

NOTE 6 - ACCOUNTS RECEIVABLE, NET

                                                                                              MARCH 31,
                                                                                --------------------------------------
                                                                                  2002          2003            2003
                                                                                ----------    ----------      --------
                                                                                   HK$           HK$            US$
Accounts receivable - trade                                                          1,538         1,478           190
Less: Allowance for doubtful debts                                                    (645)         (693)          (89)
                                                                                ----------    ----------      --------

Accounts receivable, net                                                               893           785           101
                                                                                ==========    ==========      ========

Movement of allowance for doubtful debts
  Balance as at April 1                                                                585           645            83
  Provided during the year                                                              60            48             6
                                                                                ----------    ----------      --------

  Balance as at March 31                                                               645           693            89
                                                                                ==========    ==========      ========

NOTE 7 - INVENTORIES, NET

                                                                   MARCH 31,
                                                      ----------------------------------------
                                                        2002           2003             2003
                                                      -------        -------           -------
                                                        HK$            HK$               US$
Raw materials                                           1,194          1,148             147
Finished goods                                            495            317              40
Less: Allowance for obsolescence and
         net realizable value                          (1,291)        (1,291)           (165)
                                                       ------         ------             ---

Inventories, net                                          398            174              22
                                                       ======         ======             ====

Movement of allowance for obsolescence and
    net realizable value
       Balance as at April 1                            1,294          1,291             165
       Provided (written back) during the year             (3)             -               -
                                                       ------         ------             ---

       Balance as at March 31                           1,291          1,291             165
                                                       ======         ======             ===

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

                                                                   MARCH 31,
                                                      --------------------------------------
                                                        2002           2003           2003
                                                      -------        -------         -------
                                                        HK$            HK$             US$
Land and buildings                                     17,000         17,000           2,179
Leasehold improvements                                     92             92              12
Machinery and equipment                               115,685         16,600           2,128
Motor vehicles                                            524            524              67
Furniture, fixtures and office equipment                3,503          3,507             450
                                                      -------         ------           -----
                                                      136,804         37,723           4,836
Less: Accumulated depreciation                         (3,256)        (3,976)           (510)
                                                      -------         ------           -----

                                                      133,549         33,747           4,326
                                                      =======         ======           =====

         The Group's land and buildings are located in the PRC and held under land use rights of 50 years from 1993 and 1997 for its land and buildings in Conghua and Xinhui, Guangzhou Province, the PRC, respectively.

         No depreciation was provided on the land and buildings and machinery and equipment which were under construction at March 31, 2003. The construction mainly relates to the Group's paper mills in Xinhui, Guangzhou Province and in Huaxi, Jiangsu Province, the PRC and which have been suspended for several years. According to the former management, the estimated cost to complete the construction will be around HK$87.4 million (US$11.2 million).

         During the fiscal year 2002, all these assets were written down to amounts supported by professional valuation prepared based on the market value in place (see note 10 below). However, following the decisions made by the new management to dispose of all the machinery and equipment at the two plants in Xinhui and Huaxi and those idle machinery at the plant in Conghua, value of the assets were reassessed based on the fair market value and further substantial impairment losses were recognized.

NOTE 9 - INTEREST IN AN AFFILIATE

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

         The investment is accounted for using the equity method. The Group's proportionate share of the affiliate's net loss in 2002 and 2001 amounted to HK$1,332 (US$171) and HK$327 (US$42). The affiliate did not achieve the profitability target established prior to acquisition by a significant margin. Due to changes in market conditions, the former management believed that the investment's impairment is other than temporary based on an analysis of discounted cash flows. Accordingly, an impairment loss of HK$3,262 (US$418) and HK$5,483 (US$703) was recorded in 2002 and 2001. The impairment loss and the amortization of excess of carrying value over equity in net assets are recorded in the statement of operations in equity in loss of affiliate.

NOTE 10 - IMPAIRMENT OF LONG-LIVED ASSETS

         During 2002, certain assets related to the Group's paper mills under construction in Xinhui and Huaxi were written down by HK$7,939 (US$1,018) based on the market value in place. During 2003, the following factors required management to reassess the carrying value of those long-lived assets:

         (i) The lack of sufficient working capital to continue the jumbo-tissue-rolls-for-paper converters and the consumer-grade hygienic tissue products business;
         (ii) The unlikelihood that the paper mills in Jiangyin and Xinhui can be completed due to (a) a lack of sufficient funding and (b) the equipment machines imported for the market-recycled pulp for the paper industry had been idle for years and therefore were in poor condition and the Group would be required to incur a material amount of further expenses to re-activate the machines.
         (iii)    The paper making market in China is highly competitive.

         As a result, management decided to formulate a plan to abandon completion of the two paper mills and concentrate on the paper converting operation in Conghua. Management reviewed the carrying amounts of all the assets and, after taking advice from professional valuers, recognized an impairment loss of HK$97,792 (US$12,537) for the year ended March 31, 2003 based on the fair market values.

         The following is a summary of the impairment loss of property, plant and machinery by category for each year:

                                                       YEAR ENDED MARCH 31,
                                       ----------------------------------------------------
                                         2001            2002          2003           2003
                                       -------          -------      -------        -------
                                         HK$              HK$          HK$            US$
Paper manufacturing
- Leasehold land and buildings          13,854               -             -              -
- Machinery and equipment               48,136           7,939        97,792         12,537
                                        ------           -----        ------         ------

                                        61,990           7,939        97,792         12,537
                                        ======           =====        ======         ======

NOTE 11 - DUE TO AFFILIATE

         The balance is due to DHL and represents amounts brought forward from previous years for expenses paid by DHL on the Group's behalf. The balance is unsecured, interest-free and has no fixed terms of repayment.

         On June 11, 2003, the Company issued a total of 3,201,513 shares at US$0.23 each to DHL to settle partially the debts due to DHL up to a total of HK$5,744.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

         Capital Commitments

         As of March 31, 2003, the Group had outstanding capital commitments as follows:

                                                            MARCH 31,
                                       ----------------------------------------------------
                                         2001            2002          2003           2003
                                       -------          -------      -------        -------
                                         HK$              HK$          HK$            US$
Property, plant and equipment           40,407          40,407        40,407         5,180
                                        ======           =====        ======         =====

         The capital commitments relate to mainly contracts signed for construction of paper mills in Xinhui, Guangzhou Province of HK$31,419 (US$4,028) and capital contribution to invest in a subsidiary in Huaxi, Jiangsu Province, the PRC of HK$8,988 (US$1,152). There was no significant change during the year.

         Contingencies


         The Group is subject to various claims from vendors and ex-employees arising in the ordinary course of business. The Group records provisions for losses when claims become probable and the amounts estimable. Although the outcome of these legal matters cannot be determined, it is the opinion of management that the final resolution of these matters is not probable to have a material adverse effect on the Group's financial condition, operations or liquidity. Set out below is a summary of the significant litigations and claims, which are mainly brought forward from prior years:-

         Pending litigations

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

    2. In the fiscal year 2002, WeiBao Company ("WeiBo") brought an action against Guangdong Dransfield Paper Ltd ("GDP"), a Company's subsidiary, in April 2001 claiming for rent in arrears and other damages of approximately HK$754 (US$97). The People's Court in XinHui made a judgement of which GDP was ordered to pay the arrear rent of HK$157 (US$20). WeiBo disagreed with the judgement and appealed to the Intermediate People's Court in JiangMen in September 2001 claiming for compensation of damages of approximate HK$754 (US$97). During the fiscal year 2002, the Intermediate People's Court ordered GDP to pay an additional amount of HK$118. Provision of HK$153 (US$20) was made accordingly in the financial statements.

    3. In the fiscal year 2002, MeiSi Company ("MeiSi") had dispute over the termination of the lease contract by GDP. In April 2001, MeiSi brought an action to the Basic People's Court in HuiCheng for compensation of financial damages of approximate HK$283 (US$36). Certain machines have subsequently been seized as security. After the court trial, MeiSi expressed the intention to settle the dispute through negotiation outside the court. The lawyer in-charge of this case estimated that a total of HK$473 (US$60) is required. Full provision was made in the financial statements.

             Unasserted claims

    1. In previous years, some construction works companies including Hua Wei Works Company and XinHuiShi Works Company are likely to bring legal actions against GDP claiming for payment of construction works carried out by them. The claims related are approximately HK$2,826 (US$362). GDP counter-claimed that these construction companies are in breach of contracts and asks for the set-off against the amount payable to them. The case is being set aside and was no further advancement during the year.

    2. In previous years, GDP imported raw materials to China on behalf of WeiBo which was to be processed and exported with exemption from custom duties. Due to the unsettled legal proceedings between GDP and WeiBo, the potential custom liability is not cleared. The XinHui Custom asked for payment of HK$386 (US$50) custom duties due in November 2001. Provision of HK$386 (US$50) has been made in the financial statements.

             Other legal matters

    1. In the fiscal year 2002, XinHuiShi SanJiang Construction Works Company claimed Guangdong Dransfield Paper Co Ltd ("GDP") for settlement of the unpaid construction contract price of HK$1,218 (US$156). In April 2002, a judgement was made by the People's Court in XinHui ordering GDP to settle the sum. A settlement agreement was made in June 2002 but the Company failed to comply. Another settlement agreement was reached in August 2002 by which GDP agreed to pay HK$28 (US$4) per month from August 2002 to December 2002 and HK$66 (US$8) per month from January 2003 until the full balance of HK$1,218 (US$156) is settled. However, GDP ceased to pay them during the year because of the insufficient working capital. Full provision was made in the financial statements.

NOTE 13 - RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

         The major related party transactions are described in further detail below. Management believes that the methods used in allocating costs are reasonable.

                                                      YEAR ENDED MARCH 31,
                                          -------------------------------------------------
                                           2001            2002          2003         2003
                                          -------         -------      -------      -------
                                            HK$             HK$          HK$          US$
Storage and delivery charges (Note (a))    401              362          726           93
                                           ===              ===          ===           ==

         Notes:

         (a)      Storage and delivery charges

                  Storage and delivery services are provided to the Group by Dransfield Services Limited which is a subsidiary of DHL. According to the management, these transactions were carried out at the terms determined and agreed by the relevant parties.

NOTE 14 - FINANCIAL INSTRUMENTS

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

NOTE 15 - CONCENTRATION OF RISK

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

NOTE 16 - PENSION SCHEME

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

         Pension scheme expenses, net of forfeited contributions, were HK$52, Nil and Nil for the years ended March 31, 2001, 2002 and 2003.

NOTE 17 - SEGMENT REPORTING AND CONCENTRATIONS OF MAJOR CUSTOMERS

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

                                                        2001            2002          2003           2003
                                                       -------         -------       -------       -------
                                                         HK$             HK$           HK$           US$
Net sales
  Paper merchanting                                      1,849           1,165           142            18
  Paper manufacturing                                    7,494           5,433         5,346           685
                                                       -------         -------      --------       -------
Total consolidated net sales                             9,343           6,598         5,488           703
                                                       =======         =======      ========       =======

Depreciation charge
  Paper merchanting                                          2               -             -             -
  Paper manufacturing                                    2,471           1,588         1,987           255
                                                       -------         -------      --------       -------
Total consolidated depreciation charge                   2,473           1,588         1,987           255
                                                       =======         =======      ========       =======

Profit/ (loss)
  Paper merchanting                                     (2,144)           (681)           28             4
  Paper manufacturing                                  (75,673)        (12,026)     (101,427)      (13,003)
                                                       -------         -------      --------       -------
Total segment loss                                     (77,817)        (12,707)     (101,399)      (12,999)

Reconciling items
  Corporate expenses                                    (2,084)           (767)         (275)          (35)
  Equity in loss of an affiliate                        (8,341)         (4,594)            -             -
                                                       -------         -------      --------       -------
Total consolidated loss before income taxes            (88,242)        (18,068)     (101,674)      (13,034)
                                                       =======         =======      ========       =======

Segment assets
  Paper merchanting                                        252              85             9             1
  Paper manufacturing                                  145,055         134,972        34,840         4,467
                                                       -------         -------      --------       -------
Total segment assets                                   145,307         135,057        34,849         4,468

Reconciling item
  Corporate assets                                         843             188            43             6
  Interest in an affiliate                               4,595               1             1             1
                                                       -------         -------      --------       -------
Total consolidated assets                              150,745         135,246        34,893         4,475
                                                       =======         =======      ========       =======

Expenditure for additions to property, plant and
  equipment
  Paper manufacturing                                    3,716             105             3             1
                                                       -------         -------      --------       -------
Total expenditure for additions                          3,716             105             3             1
                                                       =======          ======      ========       =======

         Geographic information which is disclosed based on the destination of the customers where goods are provided is set out below:

                                                        2001            2002          2003           2003
                                                       -------         -------       -------        ------
                                                         HK$             HK$           HK$           US$
Net sales
  Hong Kong and Macau                                    1,849           1,165         2,397           307
  Other parts of the PRC                                 4,878           3,667         3,091           396
  Other parts of Asia                                    2,616           1,766             -             -
                                                       -------         -------      --------       -------
Total consolidated net sales                             9,343           6,598         5,488           703
                                                       =======         =======      ========       =======

Depreciation charge
  Other parts of the PRC                                 2,473           1,588         1,987           255
                                                       -------         -------      --------       -------
Total consolidated depreciation charge                   2,473           1,588         1,987           255
                                                       =======         =======      ========       =======

Loss
  Hong Kong and Macau                                   (4,423)         (1,506)         (275)          (35)
  Other parts of the PRC                               (83,769)        (16,281)     (101,399)      (12,999)
  Other parts of Asia                                      (50)           (281)            -             -
                                                       -------         -------      --------       -------
Total consolidated loss before income taxes            (88,242)        (18,068)     (101,674)      (13,034)
                                                       =======         =======      ========       =======

Long-lived assets
  Other parts of PRC                                   147,062         133,549        33,747         4,326
                                                       -------         -------      --------       -------
Total long-lived assets                                147,062         133,549        33,747         4,326
                                                       =======         =======      ========       =======

Expenditure for additions to property, plant and
  equipment
  Other parts of the PRC                                 3,716             105             3             1
                                                       -------         -------      --------       -------
Total expenditure for additions                          3,716             105             3             1
                                                       =======         =======      ========       =======

         There were no inter-segment sales for the three years ended March 31, 2003.

         Major Customers

         There were no individual customers that accounted for more than 10% of total sales for each of the two fiscal years ended March 31, 2001 and 2002.
For the fiscal year ended March 31, 2003, there were three customers whose sales accounted for more than 10%. They are HK$1,499 (US$192 or 27%), HK$948 (US$122 or 17%) and HK$553 (US$71 or 10.1%) respectively.

NOTE 18 - COMMON STOCK OPTIONS

         On November 20, 1996, the then sole director of the Company adopted a stock option plan (the "Plan 1") whereby nontransferable options could be granted by the directors to employees and executive officers of the Company. The options must be 4-year terms but are subject to earlier expiration on April 2, 2003 which is the last validity date of the Plan 1. All the options granted may not be exercised during the first year of the grant. The exercise price for each option shall be set by the directors but may not be less than 80% of the average of closing prices of the Company's common stock during the five trading days prior to the grant of the option. The total number of shares of common stock which can be subject to the options at any time, both under the Plan and otherwise, shall not exceed 10% of the number of shares of common stock than outstanding. No person can be granted options which, if fully exercised, would result in that person owning more than 25% of the outstanding shares of common stock after such exercise.

         On May 15, 2002, the then board of directors of the Company adopted a new stock option plan (the "Plan 2") whereby nontransferable options could be granted by the directors to employees and executive officers of the Company. Options granted under the Plan 2 will be exercisable for a period of up to 10 years commencing on the date of the grant.

         The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Option Committee; provided, however, that as to an Incentive Option:

         a) granted to an Employee who, at the time of the grant of such Incentive Stock Option is subject to the United States' Internal Revenue Code and also owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

         b) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

         The status of the Company's stock options as of March 31 is summarized below:

                                                                     WEIGHTED
                                                NUMBER               AVERAGE
                                                  OF                 EXERCISE
                                                OPTIONS               PRICE
                                             ------------          ------------
Outstanding at March 31, 2000                    883,150             US$3.64
Granted                                        1,825,500             US$1.36
Cancelled                                     (1,482,500)            US$3.95
Forfeited                                       (426,650)            US$1.87
                                               ---------

Outstanding at March 31, 2001                    799,500             US$0.82
Cancelled                                        (99,500)            US$0.82
Forfeited                                        (95,000)            US$0.82
                                               ---------

Outstanding at March 31, 2002                    605,000             US$0.82
Granted                                          270,000             US$0.28
Cancelled                                              -
                                               ---------

Outstanding at March 31, 2003                    875,000
                                               =========

                                                                                                  WEIGHTED
                                                                             NUMBER                AVERAGE
                                                                               OF                 EXERCISE
                                                                             OPTIONS                PRICE
                                                                             -------              --------
Options exercisable at:

March 31, 2001                                                                     -                     -
March 31, 2002                                                               605,000               US$0.82
March 31, 2003                                                               605,000               US$0.82
                                                                             =======               =======

Weighted average fair value of options granted during the year ended
  March 31, 2001                                                                                   US$1.14
  March 31, 2002                                                                                         -
  March 31, 2003                                                                                   US$0.19
                                                                                                   =======

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

         On May 17, 2002, the board of directors resolved to grant a total of stock options under Plan 2 amounting to 270,000 shares at an exercise price of US$0.28 per share, being the average market closing price of the Company's share in the last five trading days of the grant, to management and staff.

         On April 2, 2003, all the stock options granted under Plan 1 and remained as of March 31, 2003 had lapsed.

         A summary of information about the Company's stock options outstanding at March 31, 2003 is as follows:

                                                                   WEIGHTED
                                                                   AVERAGE            WEIGHTED
                           RANGE OF         NO. OF OPTIONS        REMAINING           AVERAGE
   EXERCISABLE             EXERCISE         OUTSTANDING AT       CONTRACTUAL          EXERCISE
     PERIOD                  PRICE          MARCH 31, 2003          LIFE               PRICE
   -----------             --------         --------------       -----------          --------
March 2, 2002 to            US$0.82             605,000               nil              US$0.82
  April 2, 2003
April 1, 2003 to            US$0.28             270,000             9 years            US$0.28
  May 17, 2006

         The Group applies Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for the Plan. The compensation expense represents the difference between the option exercise price and the fair market value of the Company's common stock at the respective dates of grant and is recognized over the vesting period. Accordingly, compensation expense of HK$400 (US$51) was recognized for the year ended March 31, 2001. No compensation expense was recognized for the years ended March 31, 2002 and 2003 as the exercise prices of the outstanding options exceeded the fair market value of the Company's shares as of March 31, 2002 and 2003.

NOTE 19 - CONTRIBUTED SURPLUS

         The amount represents a net compensation of HK$1,530 (US$196) from a minority shareholder, which was accounted for as a capital transaction in 1998, and accumulated stock compensation expense of HK$3,147 (US$403). The stock compensation expense recognized for the three years ended March 31, 2001, 2002 and 2003 was HK$400 (US$51), HK$Nil and HK$Nil, respectively.

ITEM 19. EXHIBITS.

         The following exhibits are filed as a part of this annual report:

Exhibit                                                                  Item
-------                                                                  ----
1              -        Certificate of Merger issued on February 26, 1997, by the Registrar of Companies of the British Virgin
                        Islands, evidencing the merger between Dransfield China Paper Corporation (the Registrant), as the
                        surviving company, and Dransfield Paper Holdings Limited, as the discontinuing company.***

1(i)           -        Memorandum of Association of Dransfield China Paper Corporation.*

1(ii)          -        Restated and Amended Articles of Association of Dransfield China Paper Corporation.**

1(iii)         -        Certificate of Incorporation of March 28, 2000, that changed the name of the corporation from Dransfield
                        China Paper Corporation to DF China Technology Inc.+

4              -        1996 Share Option Scheme, as amended, adopted by Dransfield China Paper Corporation.****

4.1            -        Chinese-Foreign Equity Joint Venture - Jiang Ying Dransfield Paper Co., Ltd. - Articles of Association -
                        China Jiangsu Huaxi Holdings Company - Dransfield Broadsino Paper Holdings Co. Ltd.***

4.2            -        Document of Conghua County Foreign Economic Relations & Trade Committee - No.(1993) 334 under characters
                        Cong Wai Jing Mao Yin - Official Reply regarding the Co-operative Venture - Dransfield Paper (Guangzhou)
                        Ltd.***

4.3            -        Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 018 under characters Cong
                        Wai Jing Mao Yin - Official Reply regarding the Second Supplementary Agreement of the Co-operative Venture
                        Contract for Dransfield Paper (Guangzhou) Ltd.***

4.4            -        Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 097 under characters Cong
                        Wai Jing Mao Yin - Official Reply regarding the Third Supplementary Agreement of the Co-operative Venture
                        Contract for Dransfield Paper (Guangzhou) Ltd.***

4.5            -        Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 131 under characters Cong
                        Wai Jing Mao Yin - Official Reply regarding the Fourth Supplementary Agreement of the Co-operative Venture
                        Contract for Dransfield Paper (Guangzhou) Ltd.***

4.6            -        Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 161 under characters Cong
                        Wai Jing Mao Yin - Official Reply regarding the Fifth Supplementary Agreement of the Co-operative Venture
                        Contract for Dransfield Paper (Guangzhou) Ltd.***

4.7            -        Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 178 under characters Cong
                        Wai Jing Mao Yin - Official Reply regarding the Sixth Supplementary Agreement of the Co-operative Venture
                        Contract for Dransfield Paper (Guangzhou) Ltd.***

4.8            -        Contract on Transfer of Land - Transferor: Xinhui City Sanjiang Town Industry Overall Company - Transferee:
                        Guangzhou Dransfield Paper Ltd.***

4.9            -        Agreement dated August 8, 2000 between DF China Technology Inc., jointly and severely with Dransfield Cyber
                        Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique Co. Ltd., headed by Professor Li Chang (Party B) relating to acquisition of 26% in Party B.*****

4.10           -        Marketing Agreement dated August 8, 2000 between DF China Technology Inc., jointly and severely with
                        Dransfield Cyber Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique
                        Co. Ltd., headed by Professor Li Chang (Party B) relating to worldwide marketing for Party B's technology products.*****

8              -        List of all subsidiaries of the Registrant.+

10             -        Designation of Thomas J. Kenan as the authorized representative in the United States of Dransfield China
                        Paper Corporation.****

12             -        Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
                        302 of the Sarbanes-Oxley Act of 2002.

12.1           -        Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
                        302 of the Sarbanes-Oxley Act of 2002.

12.2           -        Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
                        906 of the Sarbanes-Oxley Act of 2002.

12.3           -        Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
                        906 of the Sarbanes-Oxley Act of 2002.

99             -        2002 Stock Option Plan++

*        Previously filed with the Registrant's Form S-1 (SEC File No.
         333-11637);incorporated herein.

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

*** Previously filed with the Registrant's Form 6-K filed on March 7, 1997; incorporated herein.

**** Previously filed with the Registrant's Amendment No. 2 on Form F-1; incorporated herein.

***** Previously filed with the Registrant's Form 20-F (SEC File No. 000-21919); incorporated herein.

+        Previously filed with the Registrant's Form 20-F (SEC File No.
         000-21919) on October 15, 2002; incorporated herein.

++ Previously field with Registrant's Form 6-K (SEC File No. 000-21919) on July 22, 2003; incorporated herein.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            DF CHINA TECHNOLOGY INC.

                                            By /s/ Dr. Fan Di
                                              ---------------------------
                                                Dr. Fan Di, Chairman

Date:  October 15, 2003

                            DF CHINA TECHNOLOGY INC.

                          COMMISSION FILE NO. 000-21919

                         INDEX TO EXHIBITS TO FORM 20-F
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2003

The following exhibits are filed as part of this Form 20-F:

Exhibit                                                                  Item
-------                                                                  ----
1              -        Certificate of Merger issued on February 26, 1997, by the Registrar of Companies of the British Virgin
                        Islands, evidencing the merger between Dransfield China Paper Corporation (the Registrant), as the
                        surviving company, and Dransfield Paper Holdings Limited, as the discontinuing company.***

1(i)           -        Memorandum of Association of Dransfield China Paper Corporation.*

1(ii)          -        Restated and Amended Articles of Association of Dransfield China Paper Corporation.**

1(iii)         -        Certificate of Incorporation of March 28, 2000, that changed the name of the corporation from Dransfield
                        China Paper Corporation to DF China Technology Inc.+

4              -        1996 Share Option Scheme, as amended, adopted by Dransfield China Paper Corporation.****

4.1            -        Chinese-Foreign Equity Joint Venture - Jiang Ying Dransfield Paper Co., Ltd. - Articles of Association -
                        China Jiangsu Huaxi Holdings Company - Dransfield Broadsino Paper Holdings Co. Ltd.***

4.2            -        Document of Conghua County Foreign Economic Relations & Trade Committee - No.(1993) 334 under characters
                        Cong Wai Jing Mao Yin - Official Reply regarding the Co-operative Venture - Dransfield Paper (Guangzhou)
                        Ltd.***

4.3            -        Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 018 under characters Cong
                        Wai Jing Mao Yin - Official Reply regarding the Second Supplementary Agreement of the Co-operative Venture
                        Contract for Dransfield Paper (Guangzhou) Ltd.***

4.4            -        Document of Conghua City Foreign Economic Relations & Trade

                        Committee - No.(1995) 097 under characters Cong Wai Jing Mao Yin - Official Reply regarding the Third
                        Supplementary Agreement of the Co-operative Venture Contract for Dransfield Paper (Guangzhou) Ltd.***

4.5            -        Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 131 under characters Cong
                        Wai Jing Mao Yin - Official Reply regarding the Fourth Supplementary Agreement of the Co-operative Venture
                        Contract for Dransfield Paper (Guangzhou) Ltd.***

4.6            -        Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 161 under characters Cong
                        Wai Jing Mao Yin - Official Reply regarding the Fifth Supplementary Agreement of the Co-operative Venture
                        Contract for Dransfield Paper (Guangzhou) Ltd.***

4.7            -        Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 178 under characters Cong
                        Wai Jing Mao Yin - Official Reply regarding the Sixth Supplementary Agreement of the Co-operative Venture
                        Contract for Dransfield Paper (Guangzhou) Ltd.***

4.8            -        Contract on Transfer of Land - Transferor: Xinhui City Sanjiang Town Industry Overall Company - Transferee:
                        Guangzhou Dransfield Paper Ltd.***

4.9            -        Agreement dated August 8, 2000 between DF China Technology Inc., jointly and severely with Dransfield Cyber
                        Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique Co. Ltd., headed by Professor Li Chang (Party B) relating to acquisition of 26% in Party B.*****

4.10           -        Marketing Agreement dated August 8, 2000 between DF China Technology Inc., jointly and severely with
                        Dransfield Cyber Inc. (Party A) and Tianjin 3D Lab., jointly and severely with Tianjin 3D Image Technique
                        Co. Ltd., headed by Professor Li Chang (Party B) relating to worldwide marketing for Party B's technology products.*****

8              -        List of all subsidiaries of the Registrant.+

10             -        Designation of Thomas J. Kenan as the authorized representative in the United States of Dransfield China
                        Paper Corporation.****

12             -        Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
                        302 of the Sarbanes-Oxley Act of 2002.

12.1           -        Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
                        302 of the Sarbanes-Oxley Act of 2002.

12.2           -        Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
                        906 of the Sarbanes-Oxley Act of 2002.

12.3           -        Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
                        906 of the Sarbanes-Oxley Act of 2002.

99             -        2002 Stock Option Plan++

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

*** Previously filed with the Registrant's Form 6-K filed on March 7, 1997; incorporated herein.

**** Previously filed with the Registrant's Amendment No. 2 on Form F-1; incorporated herein.

***** Previously filed with the Registrant's Form 20-F (SEC File No. 000-21919); incorporated herein.

+        Previously filed with the Registrant's Form 20-F (SEC File No.
         000-21919) on October 15, 2002; incorporated herein.

++ Previously field with Registrant's Form 6-K (SEC File No. 000-21919) on July 22, 2003; incorporated herein.