Form 20-F
period 2004-03-31
DF CHINA TECHNOLOGY INC
filed 2004-11-18
CIK 1021126

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2004

                        Commission file number 000-21919

                            DF CHINA TECHNOLOGY, INC.
                            -------------------------
                 (PREVIOUSLY DRANSFIELD CHINA PAPER CORPORATION)
                 -----------------------------------------------
             (Exact name of Registrant as specified in its charter)

                     TERRITORY OF THE BRITISH VIRGIN ISLANDS
                     ---------------------------------------
                 (Jurisdiction of incorporation or organization)

                              14066 CATALINA STREET
                          SAN LEANDRO, CALIFORNIA 94577
                          -----------------------------
                    (Address of principal executive offices)

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

             COMMON STOCK - 47,620,712 SHARES (AS OF MARCH 31, 2004)
             -------------------------------------------------------

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

                  Item 17 [ ]       Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----

PART I..........................................................................................................1

         Item 1.           Identity of Directors, Senior Management and Advisors................................1

         Item 2.           Offer Statistics and Expected Timetable..............................................1

         Item 3.           Key Information......................................................................1

         Item 4.           Information on the Company...........................................................8

         Item 5.           Operating and Financial Review and Prospects........................................21

         Item 6.           Directors, Senior Management and Employees..........................................32

         Item 7.           Major Shareholders and Related Party Transactions...................................38

         Item 8.           Financial Information...............................................................39

         Item 9.           The Offer and Listing...............................................................40

         Item 10.          Additional Information..............................................................41

         Item 11.          Quantitative and Qualitative Disclosures About Market Risk..........................44

         Item 12.          Description of Securities Other Than Equity Securities..............................44

PART II........................................................................................................45

         Item 13.          Defaults, Dividend Arrearages and Delinquencies.....................................45

         Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds........45

         Item 15.          Controls and Procedures.............................................................45

         Item 16.          [Reserved]..........................................................................45

         Item 16A.         Audit Committee Financial Expert....................................................45

         Item 16B.         Code of Ethics......................................................................46

         Item 16C.         Principal Accounting Fees and Services..............................................46

         Item 16D.         Exemptions from the Listing Standard for Audit Committees...........................47

         Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers..............47

PART III.......................................................................................................47

         Item 17.          Financial Statements................................................................47

         Item 18.          Financial Statements................................................................47

         Item 19.          Exhibits............................................................................74

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION

         SELECTED FINANCIAL DATA.

         The following selected financial data for the five years ended March 31, 2004, are derived from the audited consolidated financial statements of our company. The data should be read in conjunction with the consolidated financial statements and the related notes, which are included elsewhere in this annual report.

                                                                           Years ended March 31,
                                            -------------------------------------------------------------------------------------
                                               2000           2001           2002           2003           2004           2004
                                             HK$'000        HK$'000        HK$'000        HK$'000       HK$'000(1)     US$'000(1)
                                            ----------     ----------     ----------     ----------     ----------     ----------

Income Statement Data:
Net Sales                                        1,502          9,343          6,598          5,488          4,131            530
Income (loss) before interest and
   income taxes and minority
   interests                                    (7,009)       (88,242)       (18,068)      (101,674)       (34,844)        (4,467)
Interest income/(expenses), net                     41             --             --             --             (3)          (0.4)
Net loss                                        (6,968)       (88,242)       (18,068)      (101,674)       (34,847)        (4,467)
Basic and diluted net loss per
   share                                         (0.43)         (4.57)         (0.91)         (5.11)         (1.31)         (0.17)

                                                                              As of March 31,
                                            -------------------------------------------------------------------------------------
                                               2000           2001           2002           2003           2004           2004
                                             HK$'000        HK$'000        HK$'000        HK$'000       HK$'000(1)     US$'000(1)
                                            ----------     ----------     ----------     ----------     ----------     ----------

Balance Sheet Data:
Fixed assets                                   200,909        143,332        133,549         33,747             15              2
Total assets                                   224,983        150,745        135,246         34,893         36,776          4,716
Long term liabilities                           14,350             --             --             --             --             --
Common Stock                                   225,001        241,920        241,920        241,920        286,748         36,763
Equity                                         206,698        139,610        121,542         19,868         29,849          3,827
No. of common stock issued                  18,165,007     19,915,292     19,915,292     19,915,292     47,620,712     47,620,712

----------

   (1) The translation from Hong Kong dollars into U.S. dollars for the 2004 data is at US$1.00 equals HK$7.8, the conversion rate prevailing on March 31, 2004.

         RISK FACTORS

         THE FOLLOWING MATTERS, AMONG OTHERS, MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY.

         We believe that a majority of our revenues will come from our subsidiary, DICHAIN Software. DICHAIN Software was founded and commenced operations in December 3, 2001. DICHAIN Software's operating history may be insufficient for you to evaluate our business and future prospects.

KEY EMPLOYEES ARE ESSENTIAL TO BUILDING OUR CUSTOMER RELATIONSHIPS AND OUR BUSINESS.

         We are highly dependent on key employees. Dr. Fan Di, our Chairman and Chief Executive Officer and Aaron Zhu Xiaojun, our Chief Financial Officer, are essential to our ability to establish and maintain relationships with our customers. Competition in our industry for executive-level personnel is strong and we can make no assurance that we will be able to hire, motivate and retain highly effective executive employees.

OUR OPERATIONS COULD BE CURTAILED IF WE ARE UNABLE TO OBTAIN REQUIRED ADDITIONAL FINANCING.

         As of March 31, 2004, we had approximately HK$16,343,000 (US$2,095,000) in cash and cash equivalents. In the future, we may need to raise additional funds through public or private financing, which may include the sale of equity securities. The issuance of these equity securities could result in dilution to our shareholders. If we are unable to raise capital when needed, our business growth strategy may slow, which could severely limit our ability to generate revenue.

THE ESTABLISHMENT AND EXPANSION OF INTERNATIONAL OPERATIONS REQUIRES SIGNIFICANT MANAGEMENT ATTENTION.

         All of our current, as well as most of our anticipated future revenues, are or are expected to be derived from Asia. Our operations are subject to risks, including the following, which, if not planned and managed properly, could materially adversely affect our business, financial condition and operating results:

         o Legal uncertainties or unanticipated changes regarding regulatory requirements, liability, export and import restrictions, tariffs and other trade barriers;

         o Longer customer payment cycles and greater difficulties in collecting accounts receivable;

         o Uncertainties of laws and enforcement relating to the protection of intellectual property;

         o Seasonal reductions in business activity for our technology-related products; and

         o        Potentially uncertain or adverse tax consequences.

WE MAY NOT BE COMPETITIVE AND INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.

         Many of our competitors have one or more of the following advantages over us:

         o        Longer operating history;

         o Greater financial, technical, marketing, sales and other resources;

         o        Greater profitability in their operations;

         o        Superior product functionality in certain areas;

         o        Greater name recognition;

         o        A broader range of products to offer;

         o        Better software performance; or

         o        A larger installed base of customers.

Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their products, which may result in increased competition. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

OUR INABILITY TO LIST OUR COMMON STOCK ON THE NASDAQ SMALL CAP MARKET MAY MAKE OUR COMMON STOCK MORE DIFFICULT TO TRADE, HARM OUR BUSINESS REPUTATION AND ADVERSELY AFFECT OUR ABILITY TO RAISE FUNDS IN THE CAPITAL MARKETS.

         The de-listing of our common stock from The NASDAQ Small Cap Market may have made our common stock more difficult to trade, may have harmed our general business reputation and may have impaired our ability to raise funds in the capital markets, which could have a material adverse effect on our business, results of operations and financial condition. We may not be able to satisfy NASDAQ's initial listing requirements to be eligible to re-apply for listing on the NASDAQ National Market.

OUR MAJOR SHAREHOLDERS HAVE SIGNIFICANT INFLUENCE OVER SHAREHOLDER VOTES.

         As of September 30, 2004, four of our major shareholders beneficially owned approximately 88% of the total voting power of our company, approximately 56% of which is beneficially owned by DiChain Systems Limited, approximately 14% of which is beneficially owned by Farsight Holdings Limited, approximately 11% of which is beneficially owned by Squadram Limited, and approximately 7.5% of which is beneficially owned by Earnest Investments Services Limited. Accordingly, these major shareholders have significant influence in determining the composition of our Board of Directors and other significant matters requiring shareholder approval, including amendments to our memorandum or articles of association, a substantial sale of assets, a merger or similar corporate transaction or a non-negotiated takeover attempt. Such concentration of ownership may discourage a potential acquirer from making an offer to buy us that other shareholders might find favorable, which in turn could adversely affect the market price of our common stock.

RISKS ASSOCIATED WITH DOING BUSINESS IN GREATER CHINA

THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH DOING BUSINESS IN GREATER CHINA, AS SET FORTH IN THE FOLLOWING RISK FACTORS.

         Our operations and assets in greater China are subject to significant political and economic uncertainties. Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

WE MAY HAVE LIMITED LEGAL RECOURSE UNDER CHINESE LAW IF DISPUTES ARISE UNDER OUR CONTRACTS WITH THIRD PARTIES.

         The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. Due to our current business operations, we may be subject to the implementations, interpretations and enforcement of China's laws by its courts or governmental agencies in connection with our contracts with third parties. The resolution of any such matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under Chinese law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR TECHNOLOGY AND EQUIPMENT

WE MUST RESPOND QUICKLY AND EFFECTIVELY TO NEW TECHNOLOGICAL DEVELOPMENTS.

         Our business is highly dependent on our computer and software systems. Our failure to maintain the superiority of our technological capabilities or to respond effectively to technological changes could adversely effect our business, results of operations or financial condition. Our future success also depends on our ability to enhance existing services and introduce new services or products to respond to changing technological developments. If we are unable to successfully develop and bring to market new services or products in a timely manner, our competitors' technologies or services may render our products or services noncompetitive or obsolete.

IF WE ARE UNABLE TO DEVELOP ACCEPTABLE PRODUCTS AND GENERATE DEMAND FOR SUCH PRODUCTS, ADDITIONAL SERIOUS HARM COULD RESULT TO OUR BUSINESS.

         We have invested significant resources in developing and marketing our products and services. The demand for, and market acceptance of, our products and services are subject to a high level of uncertainty. Our products and services are often considered complex and may involve a new approach to the conduct of business by our customers. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. The market for our products and services may never develop as we intend, competitors may develop superior products and services or we may fail to develop acceptable solutions to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

OUR SOFTWARE PRODUCTS ARE INTENDED TO WORK WITHIN COMPLEX BUSINESS PROCESSES. AS SUCH, IMPLEMENTATION OR UPGRADES OF OUR PRODUCTS CAN BE DIFFICULT, TIME-CONSUMING AND EXPENSIVE, AND CUSTOMERS MAY BE UNABLE TO IMPLEMENT OR UPGRADE OUR PRODUCTS SUCCESSFULLY OR OTHERWISE ACHIEVE THE BENEFITS ATTRIBUTABLE TO OUR PRODUCTS. THIS MAY RESULT IN CUSTOMER DISSATISFACTION, HARM TO OUR REPUTATION AND CAUSE NON-PAYMENT ISSUES.

         Our products typically must integrate with the many existing computer systems and software programs of our customers. This can be complex, time-consuming and expensive, and may cause delays in the deployment of our products. As a result, some customers may have difficulty or be unable to implement our products successfully or otherwise achieve the benefits attributable to our products. Delayed or ineffective implementation or upgrades of our software and services may limit our sales opportunities, result in customer dissatisfaction and harm to our reputation, or cause non-payment issues.

OUR SOFTWARE MAY CONTAIN ERRORS WHICH COULD RESULT IN THE LOSS OF CUSTOMERS AND REPUTATION, ADVERSE PUBLICITY, LOSS OF REVENUES, DELAYS IN MARKET ACCEPTANCE, DIVERSION OF DEVELOPMENT RESOURCES AND CLAIMS AGAINST US BY CUSTOMERS.

         Our software programs may contain errors or "bugs." Although we conduct testing and quality assurance through a release management process, we may not discover bugs until our customers install and use a given product or until the volume of services that a product provides increases. On occasion, we have experienced delays in the scheduled introduction of new and enhanced products because of bugs. Errors could result in loss of customers and reputation, adverse publicity, loss of revenues, delays in market acceptance, diversion of development resources and claims against us by customers.

BECAUSE OUR PRODUCTS COLLECT AND ANALYZE STORED CUSTOMER INFORMATION, CONCERNS THAT OUR PRODUCTS DO NOT ADEQUATELY PROTECT THE PRIVACY OF CONSUMERS COULD INHIBIT SALES OF OUR PRODUCTS.

         One of the features of our supply chain management software applications is the ability to develop and maintain profiles of consumers for use by businesses. Typically, these products capture profile information when consumers, business customers and employees visit an Internet web-site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Our products augment these profiles over time by collecting usage data. Although our supply chain management products are designed to operate with applications that protect user privacy, privacy concerns nevertheless may cause visitors to resist providing the personal data necessary to support this profiling capability. Any inability to adequately address consumers' privacy concerns could have a material adverse affect on our business, results of operation and financial condition.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR SIGNIFICANT DAMAGES.

         We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. However, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. This is particularly true in China where the laws do not protect proprietary rights to the same extent as the laws of the United States and may not provide us with an effective remedy against piracy. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. Any litigation to defend our intellectual property rights could be time-consuming and costly.

         There has been a substantial amount of litigation in the software industry regarding intellectual property rights. As a result, we may be subject to claims of intellectual property infringement. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, third parties may claim infringement by us with respect to current or future products. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation or damages, cause product shipment delays or the loss or deferral of sales, or require us to enter into royalty or licensing agreements. If we enter into royalty or licensing agreements in settlement of any litigation or claims, these agreements may not be on terms acceptable to us. Unfavorable royalty and licensing agreements could have a material adverse effect on our business, results of operations and financial condition.

WE ARE DEPENDENT ON THIRD-PARTY SOFTWARE THAT WE INCORPORATE INTO AND INCLUDE WITH OUR PRODUCTS AND SOLUTIONS. IMPAIRED RELATIONS WITH THESE THIRD PARTIES, DEFECTS IN THIRD-PARTY SOFTWARE OR THE INABILITY TO ENHANCE THEIR SOFTWARE OVER TIME COULD HARM OUR BUSINESS.

         We incorporate and include third-party software into and with our products and solutions. Additionally, we may incorporate and include additional third-party software into and with our products and solutions in future product offerings. The operation of our products could be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to make their software available to us on acceptable terms, to invest the appropriate levels of resources in their products and services to maintain and enhance the software capabilities, or to remain in business.

         Further, it may be difficult for us to replace any third-party software if a vendor seeks to terminate our license to the software or our ability to license the software to customers. Any impairment in our relationship with these third parties could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD SERIOUSLY HARM OUR BUSINESS.

         Our software products generally are used by our customers in mission critical applications where component failures could cause significant damages. To mitigate this exposure, our license agreements typically seek to limit our exposure to product liability claims from our customers. However, these contract provisions may not preclude all potential claims. Additionally, our insurance policies may be inadequate to protect us from all liability that we may face. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any claim, whether or not successful, could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

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

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal and commercial name is DF China Technology, Inc. We were incorporated on June 24, 1996 as an International Business Company pursuant to the International Business Companies Act of the British Virgin Islands. We were originally named Dransfield China Paper Corporation. On March 28, 2000, we changed our name to DF China Technology, Inc. Our registered agent in the British Virgin Islands is HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

         Our principal place of business is Taiping Industrial Zone, Conghua, Guangzhou, Guangdong province, China, and we maintain a representative office at 14066 Catalina Street, San Leandro, California 94577. Our telephone number is 510-483-2383. Our agent in the United States is Mitchell S. Nussbaum, Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154-0037.

         We are listed on the Over-The-Counter Bulletin Board ("OTCBB") in the United States under the trading symbol "DFCT". After our merger with DICHAIN Software, we became a leading supply chain management software and solutions provider in China. We also have a paper manufacturing business. Our businesses are not materially dependent on any licenses, patents or other contracts with any third parties.

BUSINESS OPERATION AND REVIEW

         On April 30, 2003, certain of our major shareholders removed Mr. Horace Yao Yee Cheong as our director and chairman, Ms. Cheung Kam Wa as our director and chief executive officer and Mr. Kenneth Mak Kar Shun as our director. In their place, Dr. Fan Di, Mr. Aaron Zhu Xiaojun, Mr. Kwok Yam Sheung, Dr. Robert Fung Hing Piu and Dr. Godwin Wong were elected as our directors. Dr. Fan Di was also appointed our chairman and chief executive officer and Mr. Zhu was appointed as our chief financial officer.

         Since inception and subsequent entry as a public company in 1997 and up to March 2004, our main business focus has been in the paper manufacturing market in China and Hong Kong. However, due to changes in the industry and the inability of our previous management, this business never became profitable and resulted in losses for us and a significant depletion of shareholders' equity.

         SALE OF ASSETS

         Our board of directors devoted its time and efforts to appraising the value of our assets and the merits of the business plan under which we have operated for the past several years. After their review, we determined that it was not feasible to continue to pursue the earlier objective of building an integrated paper manufacturer with four principal paper plants.

         On January 26, 2004, we entered into an agreement (the "Agreement") with Gumption Trading Ltd., a company incorporated in the BVI and Guangzhou Dransfield Paper Limited, a wholly owned subsidiary of ours. Pursuant to the Agreement, we sold to Gumption Trading (i) all of the shares of our wholly owned subsidiaries DF Paper Guangdong Ltd., Guangdong Dransfield Paper Ltd., DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Co. Ltd., and (ii) all fixed assets of our subsidiary in Conghua, Guangzhou Dransfield Paper Limited. Guangzhou Dransfield Paper agreed to lease back these fixed assets from Gumption Trading for its paper manufacturing operations at a rent of HK$1.00 per annum for a term of one year, renewable yearly thereafter upon mutual agreement. For such purchase, Gumption Trading paid to us a nominal aggregate amount of HK$5 and assumed all of our liabilities, including liabilities related to such subsidiaries and assets described above, which we incurred prior to January 28, 2004. We entered into the Agreement primarily to streamline our operations. In connection with this transaction, we also received a guarantee from a third party, which guaranteed to us and Guangzhou Dransfield Paper Ltd. the due payment by Gumption Trading of all sums and charges under the Agreement and due performance and observance by Gumption Trading of the Agreement. We also entered into a deed of confirmation with Guangzhou Dransfield Paper Ltd. and Qindao Haotian Investment Limited to clarify and define the liabilities of Gumption Trading under the Agreement. This transaction closed on January 28, 2004.

         In connection with the preparation of this Annual Report on Form 20-F and after consultation with our legal counsel in the BVI, we were informed that we should have sought and received shareholder approval under BVI law prior to entering into the Agreement due to the fact that the combined assets being sold by us at such time exceeded fifty percent (50%) of our total assets. We have engaged BVI counsel and U.S. counsel to prepare the documents required to obtain the approval of our shareholders at a special meeting to ratify the transaction into which we entered with Gumption Trading. Pursuant to the laws of the BVI, upon our receiving approval from a majority of our shareholders, the transaction with Gumption Trading will be ratified and approved as if such shareholder approval had been received prior to the execution of the Agreement. Section 83 of the International Business Companies Act (Cap. 291) of the BVI provides dissenters rights for those of our shareholders who held their shares at the time of this transaction and exercise their right to dissent from the transaction entitling them to receive fair value for their shares. On November 8, 2004, we filed a report on Form 6-K with the SEC in connection with the Agreement and the required shareholder approval.

         Our directors have determined to continue manufacturing and selling the consumer-grade jumbo paper roll products at the Guangzhou facility located in Conghua. The leased back assets are the basis for our current operating revenue from our paper manufacturing business, which we believe provides us with a solid platform for our existing paper manufacturing business.

         PRIVATE PLACEMENTS

         In February 2004, we completed a private placement with seven investors for 21.5 million shares of our stock at US$0.20 per share or an aggregate amount of US$4.3 million.

         On October 28, 2004, we received letters from three of the investors in our February 2004 private placement stating their desire to rescind their purchase of an aggregate of 11,200,000 shares in light of our subsequent receipt of a delisting notice from Nasdaq in March 2004. These letters confirmed oral requests made by these investors earlier in 2004. In March 2004; we established a fund of RMB20 million (HK$18,843,000 or US$2,417,000) for investment purposes with Shenzhen International Trust Investment Company, a nationally owned investment company. As a result of the requests from investors, and for the purpose of repaying these investors in the event that our board of directors decided to take such action, the fund of RMB20 million (HK$18,843,000 or US$2,417,000) was set aside into escrow (the "Escrow") pursuant to the terms of a loan agreement dated March 26, 2004 between Shenzhen International Trust Investment Company and an affiliate of ours, China Merchants DiChain Investment Holdings Ltd. ("China Investment Holdings"). Pursuant to the terms of the loan agreement, the initial duration of the loan was for one (1) year bearing interest of 4.8% per year. The Escrow is now being held by China Investment Holdings and is available to us on demand. All interest earned on the Escrow remains with China Investment Holdings. DiChain Holdings Ltd., the parent and owner of all of the capital stock of China Investment Holdings, agreed to guarantee payment of the Escrow to us should China Investment Holdings fail to repay the Escrow. Based on the advice of counsel, our board of directors believes that it does not have a legal obligation under the placement documents to refund the investors' purchase and at a meeting of the Board held on November 5, 2004, the Board decided to demand repayment of the Escrow as soon as possible.

         On April 5, 2004, the Company raised US$2.1 million in a private placement to one investor, Squadram Limited. We believe we are well positioned to execute our new business strategy.

         THE MERGER OF DFCT AND DICHAIN SOFTWARE

         In February 2004, DICHAIN Software Systems (Shenzhen) Ltd. ("DICHAIN Software") and our board of directors entered into discussions in connection with a possible merger of the two companies. After reviewing the proposal, our board concluded that the addition of DICHAIN Software's business would add significant value to us in terms of overall revenue, net profit, and net assets. Consequently, a meeting of our shareholders took place on March 25, 2004 and the merger was voted on and passed. The merger was completed in May 2004.

         Prior to the merger, DiChain Software was affiliated with us (i) through two directors, Dr. Fan Di, our Chairman and Chief Executive Officer, and Aaron Zhu Xiaojun, our Chief Executive Officer and an Executive Director, that were common to both entities and (ii) through the direct or indirect ownership of shares of capital stock of both entities by DiChain Holdings Limited. DiChain Holdings Limited, which is affiliated with China Merchants Group, a large business conglomerate in China, held approximately 2% of our common stock through its subsidiary DiChain Systems Ltd. and approximately 68% of the common stock of DiChain Software prior to the merger.

         On May 25, 2004, we merged with DICHAIN Software. DICHAIN Software is now a wholly owned subsidiary of ours. The information technology business of DICHAIN Software has now become our primary business.

         Prior to the issuance of 197,799,000 shares of our stock to the six shareholders of DICHAIN Software in connection with our merger with DICHAIN Software, there were 47,670,000 shares of our stock outstanding. The 197,799,000 shares issued represent approximately 78.9% of the 250,619,712 shares now outstanding after the merger.

         This 78.9% allocation of our common stock to the shareholders of DiChain Software is consistent with DFCT's and DiChain Software's unaudited current net asset values in U. S. dollars at the time of the merger, which were as follows:

        DFCT                                  $ 3,970,000                       19.68%
        DiChain Software                      $16,203,000                       80.32%
                                              -----------                 -----------
                 Total:                       $20,173,000                      100.00%

ABOUT DICHAIN SOFTWARE

         SUMMARY

         DICHAIN Software is engaged in the business of designing, manufacturing and selling computer software and hardware products and systems solutions for the supply chain management and logistics industry in China. It has 210 employees with headquarters in Shenzhen and subsidiaries in Shanghai, Beijing, Dalian, Wuhan, Chengdu and Chongqing. It has 300 clients and was rated by the International Data Corporation ("IDC"), a leading U.S. based IT consulting firm, as one of the leading IT solution providers in supply chain management and logistics in China in 2002 and 2003. DICHAIN Software has more than 30 intellectual property patents pending.

         We Believe DICHAIN Software is the first company in China to integrate GIS (Geographic Information System), GPS (Global Positioning System), wireless and web technologies to provide complete IT and consultancy solutions for the supply chain management and logistics operations industry. DICHAIN Software's products and solutions have been deployed by more than 300 customers in China and Hong Kong, including some of the largest logistics, manufacturing, and distribution companies. After our merger with DICHAIN Software, we believe we are positioned to continue to be a major IT solution provider in China in the next three to five years.

         DICHAIN Software has strategic alliances with some of the world's largest companies, including IBM, GE, Oracle, Hewlett Packard, ILOG, DELL, Motorola, and China Mobile. We believe that these strategic partnerships enhance our marketing ability. DICHAIN Software is a strategic partner with IBM in China in the supply chain management and logistics operations industry and was awarded by IBM as "the Best Value Added Reseller" in 2003. The areas of DICHAIN Software and the IBM China strategic partnership range from technology exchange to co-branding and co-marketing.

         DICHAIN Software is headquartered in Shenzhen with subsidiaries in Shanghai, Beijing, Dalian, Wuhan, Chengdu and Chongqing. DICHAIN Software's main product line is its DAP(R) ("DICHAIN application platform") series. DAP(R) is the first domestic IT platform in China designed by applying international state-of-the-art technologies and modern management concepts into the standardization of logistics and supply chain management in China.

         DICHAIN Software's revenue is derived from the procurement of hardware on behalf of its customers, professional services for system development, including designing, planning, consulting and system integration, system consultancy services and monthly subscription fees for system services.

OUR INDUSTRIES

         LOGISTICS OPERATIONS AND SUPPLY CHAIN MANAGEMENT

         With China's accession to the WTO, it is expected that more foreign companies will invest and conduct business in China. This will further boost international trade, which demands a high level of coordination and control for optimal efficiency. Faced with increasing foreign competition, domestic Chinese companies realize that they have to improve their efficiency, flexibility and responsiveness to market changes in order to maintain their market share. An efficient dynamic supply chain is regarded as one of the most crucial factors to maintain or improve competitiveness.

         Companies compete on the basis of their service, which is often largely determined by a company's ability to deliver product on time. Shortened time throughout the supply chain process may give a company an advantage over its competitors. Currently, logistics costs range on average between 30%-40% of total operating costs. As provided by the Ministry of Transportation of China, in developed countries with an advanced logistics infrastructure, this logistics cost is approximately 10% of total costs. By employing integrated solutions that combine e-logistics technologies and MIS software, Chinese companies can achieve significant operational efficiencies and cost savings. As a result, a huge demand for modern logistics has emerged in China. According to the World Bank, the Chinese logistics market is expected to grow at 20%-30% per annum over the next five to ten years versus a global average growth of 10%-15%. The entire Asia Pacific logistics software market is expected to grow even faster.

         Despite the growing demand of logistics software applications, China lacks sophisticated infrastructure and advanced technology in the logistics and supply chain management sector. There is no standardized logistics software platform available to create a common interface linking logistics systems with other operational and planning systems.

         A rapid expansion in China's road or land transportation sector demands a focus on routing efficiencies. It is estimated by the Ministry of Transportation of China that 60% of the freight capacity in China lies idle, while its storage capacity is five times that of the U.S. By applying information technology in managing logistics resources, including trucks, ships and warehouses, it is believed by the Ministry of Transportation of China that the freight delivery time between Northern and Southern China can be reduced by seven to ten days. Consequently, the levels of inventory will decrease, resulting in the acceleration of capital flow.

         An IDC survey report indicates that the market scale of IT products consumption in China's logistic industry had already reached RMB1.63 billion in 2003, an increase of 18.1% from 2002. The software related products sales is RMB 320 million, 19.6% of the total market, an increase of 51% from 2002.

         The IDC survey also indicates that many small and mid-sized logistic enterprises will accelerate their information technology purchases and installations during the remainder of 2004 through 2008. Most of these purchases are or will be the first information technology purchases for these companies. Although, the size of each installation is or may be relatively small, the Company believes that the total number of enterprise installations will raise overall market demand.

         The IDC survey predicts that during 2004 through 2008, the IT application market for China's logistic industry will also continue to develop. This total market will increase from approximately RMB 700 million to approximately RMB 1.5 billion.

         PAPER INDUSTRY IN CHINA

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

DICHAIN SOFTWARE'S SOLUTION

         DICHAIN Software provides an integrated, end-to-end logistics solution for enterprises, transportation companies and logistics centers, such as ports, airports and rail centers. DICHAIN Software can help manage inventory, track goods and transport assets as they move to and from the warehouse, capture the data associated with logistics operations and have the information available to management for further analysis. DICHAIN Software's solutions are designed to identify bottlenecks in the supply chain and to improve efficiency in managing the flow of raw materials and goods between warehouses, distribution and logistics centers. We believe DICHAIN Software's solutions will help customers reengineer their logistics processes by shortening lead-time, quoting reliable delivery dates, and decreasing idle freight capacity. As a result, logistics costs can be lowered significantly.

         In addition, DICHAIN Software can help companies link up with their customers in order to provide better information exchange. We believe that DICHAIN Software's knowledge of the Chinese market, including a clear understanding of market trends, the regulatory environment, and customer and pricing requirements, is a competitive advantage. With this knowledge, DICHAIN Software is able to offer clients differentiated products and services that are suitable for use in the Chinese market and which are competitively priced.

         We will continue to develop and extend DICHAIN Software's product and service offerings to provide customers with comprehensive, advanced and integrated logistics and supply chain management IT solutions. DICHAIN Software's IT logistics solutions represent a revolutionary platform for integrating operational and business planning systems and provide customers with the following benefits:

         One scalable and adaptable integrated platform

         DICHAIN Software has designed its platform to provide the scalability necessary to support volume growth in the movement of goods and people in the shortest period of time. Its software is also adaptable to many computer systems. In addition, DICHAIN Software can integrate its logistics and supply chain management platform with its customers' other operational and business planning systems, as well as their end customers' systems. This will help reduce data entry redundancy in other applications and improve accuracy. As a result, customers can have a fully integrated, automated and functional IT platform to manage their businesses.

         Convenient real-time information accessibility

         DICHAIN Software has successfully applied GPS/GIS technology to its logistics solutions. Through GIS (Geographic Information Systems) technology, its customers can track their transportation fleets (e.g. buses, vans, taxis) instantaneously, either through its web-based or wireless application systems. This GIS solution also offers auto navigation and visual solutions in warehouse management and logistics optimization. Our customers can then analyze and respond quickly to market changes. DICHAIN Software's GPS (Global Positioning System) solution helps the customers to improve communications and efficiency by enabling them to better manage their transportation and shipping fleets and employees.

         Immediate and cost-effective development of solutions

         Based on its proprietary solutions, DICHAIN Software can quickly customize its logistics solutions to fit its customers' specific needs. Since DICHAIN Software can spread its research and development costs over a large installed base, DICHAIN Software is able to offer its solutions at an attractive price. This enables customers to deploy IT logistics solutions more cost-effectively than developing these capabilities in-house.

OUR TECHNOLOGY PLATFORM

         The core of DICHAIN Software's applications is its DAP(R) (DICHAIN application platform) technology. This is the first domestic IT platform in China designed by applying global, state-of-the-art technologies and modern management concepts into standardized logistics and supply chain management. DAP adopts world-class information technologies such as J2EE (Java 2 Platform, Enterprise Edition), XML/EDI (extensible markup language), .NET and Internet service and combines with Internet, wireless, GPS (Global Positioning System), and GIS (Geographical Information Systems) to cover the supply chain management and logistics industries.

OUR PRODUCTS

TECHNOLOGY RELATED PRODUCTS

         DAP-based software products and solutions are deployed in industries including, among others, the automobile, tobacco, food and beverage, electric appliance, garment, chain business, port and pharmacy industries. DAP platform also integrates with the information systems at customs, banks, and tax authorities.

         Through our DAP(R) technology, we have products to serve a variety of applications and industries. Our products are:

         o        DAP(R) Container Ports Operation System;

         o        DAP(R) Logistic Plan System;

         o        DAP(R) Warehouse Management System;

         o        DAP(R) Transportation Management System;

         o        DAP(R) Distribution Resource Planning System; and

         o        DAP(R) Office Automation System.

         DAP(R) CONTAINER PORTS OPERATION SYSTEM ("DAP CTOS")

         Based on modern shipping industry standards and requirements, DAP CTOS is designed and developed to ensure that the operation of a port can meet the ever changing challenges ports face, both now and in the future. DAP CTOS covers all aspects of control, operations, planning and management of container terminals. From trucking and rail operations, berthing, loading, and discharging to management and control, DAP CTOS is the all-in-one solution for terminal operators. Various interfaces provide seamless, integrated access to information from clients and suppliers.

         Functions and Features

         DAP CTOS has the following functions and features that we believe give it a competitive advantage over other technologies:

         o        Modularized design, flexible interface and scalable;

         o        Graphic interfaces, intuitive and simple to use;

         o Standardized operational procedures and real-time data sharing;

         o        Powerful graphical planning function;

         o        Extensive inquiring and analysis; and

         o        Unified security system.

         DAP(R) LOGISTIC PLAN SYSTEM ("DAP LPS")

         DAP LPS is designed for complex logistics operations with multi-level distribution centers to maximize all resources of a logistics network. DAP LPS seamlessly integrates GPS, Barcode, radio frequency and other modern logistics technologies.

         Functions and Features

         DAP LPS's main functions and features are:

         o Seamless connectivity with ERP (enterprise resource planning), DRP (distribution resource planning) and SCM (supply chain manager) supporting online order entry and order tracking; and

         o Automatic order division function where users can freely set different logistics solutions and order division parameters according to their specific requirements.

         DAP(R) WAREHOUSE MANAGEMENT SYSTEM ("DAP WMS")

         DAP WMS offers complete warehouse management solutions. It is designed for managing multiple warehouse locations. DAP WMS maximizes warehouse space utilization as well as warehouse equipment efficiency. It enables users to optimally allocate space for various products on its graphic warehouse rack space. The system's paperless operations process greatly reduces the margin of error and increases operation performance.

         Functions and Features

         DAP WMS:

         o Supports VIM (vendor inventory manager), and QR (quick response) and ECR (effective customer response);

         o        Enables planned cycle counting and random counting;

         o Has user-defined functions for stocking a warehouse, for setting maximum and minimum inventory levels, for order placements and for tracking back-ordered goods; and

         o        Supports radio frequency and Barcode technologies.

         DAP(R) TRANSPORTATION MANAGEMENT SYSTEM ("DAP TMS")

         DAP TMS integrates GPS, GIS and wireless communication technology. DAP TMS is capable of managing and tracking truck fleets in real-time. DAP TMS utilizes ILOG's optimization components, offering routing optimization planning solutions resulting in maximized fleet utilization and reduced capital assets expenditure.

         Functions and Features

         DAP TMS's main functions and features:

         o        Enables route optimization and fleet utilization maximization;

         o        Supports multiple transport dispatch modes;

         o Integrates seamlessly with GIS/GPS systems, to enable real-time vehicle tracking;

         o Supports TL (Truck Load), LTL (Less-Than-Truck Load), and Container Tray transportation types; and

         o Assists in managing vehicles in a fleet to optimize efficiencies.

         DAP(R) DISTRIBUTION RESOURCE PLANNING SYSTEM ("DAP DRP")

         DAP DRP collects data from entire supply chain and sales channels to assist in information flow. The system can manage various parties throughout a distribution channel according to each party's individual profile. DAP DRP can collect real-time information on inventory, orders, and sales of products from various distribution channel points. This greatly enhances a businesses ability to manage its inventory and respond quickly to market needs.

         Functions and Features

         DAP DRP's functions and features offer:

         o        Complete pricing system and pricing policy administration;

         o        Flexible operation flow control;

         o        Timely query of stock, marketing and financial information;
                  and

         o        Management of sales promotion.

         DAP(R) OFFICE AUTOMATION SYSTEM ("DAP OAS")

         DAP OAS manages email, examination and approval flow and documents. It offers security and a user-friendly desktop interface. By deploying DAP OAS, the client can optimize its back-end office support and decision making processes.

         Functions and Features

         DAP OAS's main functions and features enable:

         o        Voice mail messaging management and records management;

         o        Security;

         o        Telephone recording, data management and vehicle management;

         o Business-to-business service arrangements, activity guides and telephone directories; and

         o        Human resource management, recruitment and personal profiles.

PAPER PRODUCTS

         We produce and market consumer-grade hygienic tissue products that we create by converting jumbo tissue rolls. In December 1999, we began producing our own DF brand of paper products at our converting facility at Conghua, in the city of Guangzhou, Guangdong Province, Southern China. In the past, the converting facility had experienced difficulty in locating consistent supplies of domestic jumbo tissue rolls that met the quality and cost criteria for our intended markets. Quality imports were available, but high prices and import duties made such imports cost-prohibitive. In 2004, we were able to secure quality supplies of jumbo tissue rolls in China, which improved the quality of our products.

COMPETITION

SOFTWARE SOLUTIONS

         Software implementation in China has been cumbersome and many projects require extensive customization and integration. Even though software licenses are sold, supply-chain planning software companies have acted more as service consultants and have yet to realize their target level of return from their investments.

         Our competition in China can be divided into two groups: domestic companies and international companies.

         In China, our domestic competition can be sub-divided into two groups: large domestic companies such as Topsoft, Dongda, Founders, UFSoft, and Kingdee and small- to medium-sized companies such as eGistics, Yuanwang Software, PanChina, and AsiaBridge. We seek to compete with the large domestic companies in our industry by focusing on our strength as a project-oriented company that can provide services tailored to meet a customer's needs. We seek to compete with small- to medium-sized companies in our industry by levering our economies of scale. Our GIS/GPS/Wireless and Web integrated platforms enable seamless integration across different systems of our customers, which we believe provides us with a competitive advantage.

         We also complete with international companies in the supply chain management and logistics software industry in China. International companies, including SAP, Oracle, Manhattan Associates, have already established their operations in China. Most of the international companies in our industry in China target primarily subsidiaries of foreign-owned corporation operating in China, which differs from our target market. Although our international competitors have advanced technologies, we believe that their products are generally more expensive than ours. We also believe that we have a competitive advantage over these international companies because of our localized technical support.

         The manufacturing and selling of computer software and hardware products and systems solutions for the supply chain management and logistics industry in China is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including large companies located in China, are engaged in this industry. Many of our competitors have substantially greater financial and other resources, larger research and development staffs and more experience in servicing this industry than we do. Moreover, potential competitors have or may have patents or other rights that we may require in order to remain competitive in the future.

PAPER MANUFACTURING

         In the past, our main competitors were mainly Chinese companies. Starting in 2001, companies from the United States, Europe and Taiwan have entered into the paper manufacturing industry in China. Most of these new competitors have greater financial resources than we do, and they possess the capability of vertical integration in the paper manufacturing process, from raw material to final products. This vertical integration gives them a competitive advantage, enabling them to better control their costs of raw materials and assure high quality products.

         Chinese domestic paper manufacturing companies have been making efforts to extend their market reach in both wholesale and retail markets. Most of the paper-making companies are located in southern China. These companies have established sale networks across China.

         Facing both domestic and international competition, our strategy is to improve our supply chain management and extend our sales in Hong Kong and Macau, where only a few China-based companies are currently marketing their products. Many of our competitors in the paper manufacturing industry are larger than we are and have substantially greater financial and other resources than we do.

STRATEGIES

         Our objective is to become one of the largest supply chain management and logistics solution providers in China by providing state-of-the art technologies and complete application solutions and services. The strategy to achieve this objective includes the following key elements:

         CONTINUE TO DEVELOP TECHNOLOGY, STANDARDIZE ITS PRODUCTS AND PROTECT INTELLECTUAL PROPERTY

         We intend to continue developing advanced products and technologies to provide clients with total solutions. In order to achieve this, we plan to establish an open architecture platform, expand GIS/GPS wireless applications, improve integration and continue to build technology on both J2EE and .NET dual platforms. By creating standardized modular applications, we will be able to reduce development costs, as well as offer rapid system deployment and implementation to clients. We also intend to continue developing our hardware technology and to develop and standardize platform and modular products so as to set industry standards and secure a leading position in the market.

         INCREASE BUSINESS CAPACITY THROUGH ADDITION AND RETENTION OF HIGH QUALITY WORKFORCE

         We have assembled an outstanding group of domestic and international professionals with experience in the logistics, supply chain management, and IT industries. To grow our software development and consulting capabilities, we intend to retain and recruit more local and foreign IT professionals and experienced logistics and supply chain management experts. To retain and motivate our staff we intend to offer advanced training, and monetary performance and other incentives. By expanding our team of experts, we believe we can provide our clients with more advanced end-to-end solutions.

         ESTABLISH AND REINFORCE STRATEGIC RELATIONSHIPS IN TECHNOLOGY AND MARKETING

         We have collaborated with other information technology companies. We believe we have received favorable terms for licensing key technologies from our strategic partners and leveraging our existing network and service capabilities to offer a wide range of logistics system solutions. We plan to work with other companies for certain projects to boost marketing efforts and reach new clients. Additionally, through our sales channel partners such as local distributors, we intend to establish a presence throughout China and leverage our local market knowledge. We intend to continue to enhance our technology and products, and to promote our solutions by partnering with other technology, software, and third party logistics companies.

         CONTINUE TO ENHANCE OUR EXPERTISE IN THE LOGISTICS DOMAIN AND CHINESE MARKET

         We have acquired in-depth knowledge of the logistics industry and local market through our team of experienced logistics experts and local professionals. In order to further understand our clients' needs and foresee emerging market trends, we intend to continue to improve our logistics domain expertise and local market intelligence. We plan to leverage our knowledge in logistics and the PRC market to develop better products that will meet the precise requirements and usage standards of our clients.

         We plan to sustain the paper-making business in the following areas:

         o        Improve our existing production and business operations;

         o        Expand our sales and marketing channels; and

         o        Reduce raw material and production costs.

         We will not continue our paper pulps (raw paper) making business, most of which we have sold to Gumption Trading. We will continue manufacturing and selling our consumer-grade tissue products at our facility located in Conghua. In connection with this business, we plan to:

         o Maintain the existing facilities and equipment and to increase the production lines efficiency;

         o Expand our sales and marketing channels by adding more sales staff as well as establishing more channel agencies to sell our products; and

         o Improve our raw material procurement in the areas of cost, quality and availability. We are actively seeking alternative raw material sources both in China and in the international markets. We believe that reducing raw material costs will contribute to net profits.

SALES AND MARKETING

         We sell our products and services through our own branch offices across China as well as through partner channels. Currently, we have eight branch offices in the eight largest cities in China. We conduct product promotion road shows and participate in industry trade shows. We also advertise in industry media and over the Internet, and use direct mailings and electronic mailings.

         Currently, our sales and marketing teams operate from offices in Beijing, Shanghai and Shenzhen. The teams' responsibilities include brand establishment, preparation and distribution of marketing materials, organization of promotional events, advertising, media and public relations and market research and analysis.

         Our sales and marketing teams first conduct a thorough industry analysis and carefully identify the target customers in specific market segments. Each sales representative is responsible for a list of target customers, and they analyze the customer profile and identify potential issues in their logistics functions. The sales and marketing teams also share customer intelligence used in the marketing process with the research and development team in order to forecast technology trends and to generate new system solutions for our clients.

         In addition to our marketing efforts, our sales staff works closely with our product requirement and technical development team as well as industry consultants. The sales staff's responsibilities include preparation and submission of technical and solution proposals to prospective customers. They pay regular visits to customers' sites, gather information on customers' requirements, business and operational flow, and then work with the research and development team to generate system solutions and proposals accordingly.

         We use both traditional and Internet media in our sales and marketing efforts, as well as client referrals. We market ourselves using promotional activities such as telephone calls to prospective and existing customers, direct customer visits and contract negotiations. We also engage systems distributors to represent us in solutions sales. Furthermore, we have established Internet portal links and information and promotional relationships with key industry web portals.

         We market our jumbo roll paper products through our sales staff, which is currently comprised of four persons. Each sales person has a specific market territory and client base. Our sales staff is responsible for generating new sales from our existing customers as well as generating new customer accounts. The majority of our customers for our jumbo roll paper products are located in the southern part of China and in Hong Kong.

         For our software, sales revenue in the first half of a fiscal year is generally slower as compared to the second half of a fiscal year. Typically, we generate a majority of our sales revenue during the last quarter of a fiscal year. Our jumbo roll paper business is not seasonal.

NASDAQ DELISTING

         In March 2004, we received a letter from the Nasdaq Listing Qualifications Department indicating that we were subject to being delisted off of The Nasdaq Small Cap Market because of our failure to comply with Nasdaq Marketplace Rules 4320(e)(2)(B) and 4350(i)(1)(D)(ii). Rule 4320(e)(2)(B)
requires a company to have a minimum of $2,500,000 of shareholders' equity. Rule 4350(i)(1)(D)(ii) requires shareholder approval when a company issues more than 20% of its shares at a discounted price.

         We requested an oral hearing before the Nasdaq Listing Qualifications Panel (the "Panel") to review the determination reached by the Nasdaq Listing Qualifications Department. Under applicable rules, the hearing request stayed the delisting of our common stock off of The Nasdaq Small Cap Market, pending a decision by the Panel. Prior to the hearing, we presented a plan to the Panel for achieving and sustaining compliance with Marketplace Rule 4320(e)(2)(B) and we sought to comply with Marketplace Rule 4350(i)(1)(D)(ii).

         The hearing was held on April 22, 2004 in Washington, D.C. On May 21, 2004, the Company received a notification letter from counsel for the Nasdaq Listing Qualifications Department stating that our common stock would be delisted from The Nasdaq SmallCap Market effective as of the open of business on Tuesday, May 25, 2004. On such date, our common stock was listed on the OTCBB under the symbol "DFCT".

         In May 2004, our board sought to comply with newly-adopted SEC and Nasdaq requirements regarding independent directors and corporate governance. We increased the size of our board of directors to nine, including four executive directors and five independent directors. We also created an audit committee consisting of three independent directors with accounting, business and legal backgrounds. We also adopted several corporate governance policies in order to have greater transparency in our corporate practices and to increase management accountability, including adopting corporate governance guidelines, an Audit Committee Charter, a Code of Ethics for our Chief Executive Officer and our Senior Financial Officers, employee compliance procedures for accounting and auditing matters, a Compensation Committee Charter and a Nominating Committee Charter.

         On June 7, 2004, after our merger with DICHAIN Software, we filed an initial listing application to list our common stock on The Nasdaq SmallCap Market. On August 17, 2004, we received a letter from Nasdaq Listing Qualifications Department denying our application for listing. On August 23, 2004, we filed an application for another hearing in front of the Panel. We engaged the law firm of Loeb & Loeb LLP in New York to be our new corporate counsel. The hearing was held on September 30, 2004 in Washington, DC. At the time of filing this annual report, we have not received a response from the Nasdaq regarding such hearing. We received a letter dated November 4, 2004 from the Nasdaq Listing Qualifications Department regarding our late filing of this Annual Report on Form 20-F. We responded to this letter and have filed this Annual Report accordingly.

ORGANIZATIONAL STRUCTURE

         We are part of a group of companies. At the top of this group is DICHAIN Holdings Ltd. DICHAIN Holdings Ltd. has a 55.11% interest in China Merchants DiChain (Asia) Ltd., which has a wholly-owned subsidiary Dransfield Holdings Ltd. that currently has a 2.3% interest in us. Prior to our merger with DICHAIN Software, DICHAIN Holdings' wholly-owned subsidiary, DICHAIN Systems Ltd., held a 68% interest in DICHAIN Software. Following the merger, DICHAIN Software became our wholly-owned subsidiary and DICHAIN Systems Ltd. became a majority holder of our shares.

         A list of our significant subsidiaries is set forth below:

                                                            Country of
        Name of subsidiary                                  incorporation          Proportion of ownership
        ------------------                                  -------------          -----------------------

        DiChain Software Systems (Shenzhen)                 The PRC                100%
           Limited
        Dransfield Paper (Hong Kong) Trading                Hong Kong              100%
           Limited
        Guangzhou Dransfield Paper Ltd.                     The PRC                100%

         Since the sale of our subsidiaries and assets we have been using leased facilities and equipment for our paper manufacturing operations. These facilities and equipment are used to convert jumbo tissue rolls into consumer-grade hygienic tissue products. Our paper business is operating, on average, at approximately 30% of our existing capacity. We believe that there are no environmental issues related to our paper manufacturing business or our software business. We currently have no plans to construct any new facilities for our businesses.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere in "Item 18. Financial Statements."

OVERVIEW

         The following discussion should be read in conjunction with "Item 3. Key Information - Selected Financial Data" and our audited financial statements and the notes thereto included elsewhere in this Annual Report.

         Certain vertical integration activities are reflected in the statements of operation and cash flows for the fiscal years ended March 31, 2002, 2003 and 2004.

         The following is a summary of the impairment loss of property, plant and equipment by category for the fiscal years ended March 31, 2002, 2003 and 2004:

 Paper Manufacturing   Leasehold land and buildings   Machinery and equipment
 -------------------   ----------------------------   -----------------------
                         US$'000        HK$'000        US$'000        HK$'000
        2002                 --             --          1,018          7,939
        2003                 --             --         12,537         97,792
        2004                 --             --             --             --

         The following is a summary of the loss on disposal of fixed assets by category for the fiscal years ended March 31, 2002, 2003 and 2004:

 Paper Manufacturing                 Machinery and equipment
 -------------------                 -----------------------
                                     US$'000        HK$'000
        2002                             --             --
        2003                             --             --
        2004                          2,500         19,500

RESULTS OF OPERATIONS

         The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the three years in the period ended March 31, 2004:

Year ended March 31                             2002             2003             2004
                                             ----------       ----------       ----------
Sales                                               100%             100%             100%
Cost of sales                                     (82.4)           (75.4)           (87.6)
                                             ----------       ----------       ----------
Gross Margin                                       17.6             24.6             12.4
                                             ----------       ----------       ----------
Selling, general and administrative
     expenses                                    (103.1)           (94.9)          (193.7)
Other incomes and expenses, net                  (188.3)        (1,782.3)          (662.3)
                                             ----------       ----------       ----------
                                                 (291.4)        (1,877.3)          (856.0)
                                             ----------       ----------       ----------
Net loss                                         (273.8)        (1,852.7)          (843.6)
                                             ----------       ----------       ----------

FISCAL YEAR ENDED MARCH 31, 2004 COMPARED WITH THE FISCAL YEAR ENDED MARCH 31, 2003.

SALES

         DFCT's sales in fiscal 2004 were HK$4.1 million (US$530,000) compared with HK$5.5 million (US$704,000) in fiscal 2003. The decrease in sales was due to DFCT's decision to exit from trading packaging grade papers.

GROSS MARGIN

         The Company achieved a gross margin of HK$512,000 (US$66,000) in fiscal year 2004 as compared to HK$1.3 million (US$173,000) in fiscal year 2003 as a result of the streamlining of its paper business.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses for fiscal 2004 were HK$8.0 million (US$1,026,000) compared with HK$5.2 million (US$668,000) in fiscal 2003. The increase in expenses in fiscal 2004 was due to an increase in fees of HK$2.2 million charged by a related party for providing management services to the Company during fiscal 2004.

INTEREST EXPENSE, NET

         There was no interest income in fiscal 2004 and 2003. DFCT currently has no interest bearing liabilities.

OTHER INCOME AND EXPENSES, NET

         DFCT had other income, net in fiscal 2004 of HK$218,000 (US$28,000) compared with HK$26,000 (US$3,333) of other income, net in fiscal 2003. This other income was mainly the result of the sale of scrap materials from DFCT's paper business.

NET LOSS

         Net loss from ordinary activities attributable to shareholders was HK$34.8 million (US$4.4 million) in fiscal 2004 compared to HK$101.7 million (US$ 13.0 million) in fiscal 2003. A breakdown of our net loss this year is provided below:

NON-RECURRING ITEMS

                      HK$ Millions       US$ Millions     Explanation
                          19.5                2.5         Loss on disposal of fixed assets
--------------------------------------------------------------------------------------------------------
                          (0.1)              (0.0)        Gain on dissolution of dormant subsidiaries
--------------------------------------------------------------------------------------------------------
                           8.0                1.0         Loss on disposal of subsidiaries
--------------------------------------------------------------------------------------------------------
Sub-total                 27.4                3.5
--------------------------------------------------------------------------------------------------------
RECURRING ITEMS

                           0.6                0.1         Corporate expenses for maintaining our listing
                           1.4                0.1         Depreciation
--------------------------------------------------------------------------------------------------------
Sub-total                  2.0                0.2
--------------------------------------------------------------------------------------------------------

                           5.4                0.7         Operational losses

--------------------------------------------------------------------------------------------------------
TOTAL                     34.8                4.4
========================================================================================================

Items not affecting cash flow in fiscal 2004

                       HK$ Millions      US$ Millions     Explanation
                            1.4               0.1         Depreciation
                           19.5               2.5         Loss on disposal of fixed assets
                            8.0               1.0         Loss on disposal of subsidiaries
--------------------------------------------------------------------------------------------------------
TOTAL                      28.9               3.6
========================================================================================================

A breakdown of our net loss in fiscal 2003 is provided below:

NON-RECURRING ITEMS

                       HK$ Millions      US$ Millions     Explanation
                           97.8              12.5         Fixed asset provision for the potential decline in value of two unfinished paper mills and idle machineries in plant at Conghua.
                           (1.2)             (0.2)        Gain from long-term outstanding liabilities being remote to pay
--------------------------------------------------------------------------------------------------------------------------
Sub-total                  96.6              12.3
--------------------------------------------------------------------------------------------------------------------------

RECURRING ITEMS
                            0.7               0.1         Corporate expenses for maintaining our listing
                            2.0               0.3         Depreciation
--------------------------------------------------------------------------------------------------------------------------
Sub-total                   2.7               0.4
--------------------------------------------------------------------------------------------------------------------------

                            2.4               0.3         Operational losses due to insufficient turnover

--------------------------------------------------------------------------------------------------------------------------
TOTAL                     101.7              13.0
==========================================================================================================================

Items not affecting cash flow in fiscal 2003

                       HK$ Millions      US$ Millions     Explanation
                           97.8              12.5         Fixed asset provision for the potential decline in value of two unfinished paper mills and idle machineries in plant at Conghua.
                            2.0               0.3         Depreciation
                           (1.2)             (0.2)        Gain from long-term outstanding liabilities
--------------------------------------------------------------------------------------------------------------------------
Total                      98.6              12.6
==========================================================================================================================

FISCAL YEAR ENDED MARCH 31, 2003 COMPARED WITH THE FISCAL YEAR ENDED MARCH 31, 2002.

SALES

         DFCT's sales in fiscal 2003 were HK$5.5 million (US$704,000) compared with HK$6.6 million (US$846,000) in fiscal 2002. The decrease in sales was due to the Company's decision to exit from trading packaging grade papers and the reduction in sales due to limited working capital.

GROSS MARGIN

         The Company achieved a positive gross margin of HK$1.3 million (US$173,000) in fiscal year 2003, as a result of sales of higher margin products and purchasing materials at a lower cost compared to 2002. Gross profit for fiscal 2002 was HK$1.16 million (US$149,000).

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses for fiscal 2003 were HK$5.2 million (US$668,000) compared with HK$6.8 million (US$872,000) in fiscal 2002. The decrease in expenses in fiscal 2003 was due to tighter expense controls and a reduction in overhead costs.

INTEREST EXPENSE, NET

         There was no interest income in fiscal 2003 and 2002. DFCT currently has no interest bearing liabilities.

OTHER INCOME AND EXPENSE, NET

         DFCT had other income, net of HK$26,000 (US$3,333) in fiscal 2003 as compared with other income, net in fiscal 2002 of HK$166,000 (US$21,282). The other income, net in fiscal 2003 was received from a subsidiary and is not expected to recur.

NET LOSS

         Net loss from ordinary activities attributable to shareholders was HK$101.7 million (US$ 13.0 million) in fiscal 2003 compared to HK$18.1 million (US$2.3 million) in fiscal 2002. A breakdown of DFCT's net loss for fiscal 2003 is provided below:

A breakdown of our net loss in fiscal 2003 is provided below:

NON-RECURRING ITEMS

                       HK$ Millions       US$ Millions     Explanation
                           97.8              12.5          Fixed asset provision for the potential decline in value of two unfinished paper mills and idle machineries in plant at
                                                           Conghua.
------------------------------------------------------------------------------------------------------------------------
                           (1.2)             (0.2)         Gain from long-term outstanding liabilities
------------------------------------------------------------------------------------------------------------------------
Sub-total                  96.6              12.3
------------------------------------------------------------------------------------------------------------------------

RECURRING ITEMS

                            0.7               0.1          Corporate expenses for maintaining our listing
------------------------------------------------------------------------------------------------------------------------
                            2.0               0.3          Depreciation
------------------------------------------------------------------------------------------------------------------------
Sub-total                   2.7               0.4
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                            2.4               0.3          Operational losses due to insufficient turnover
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
TOTAL                     101.7              13.0
========================================================================================================================

Items not affecting cash flow in fiscal 2003

                       HK$ Millions       US$ Millions     Explanation
                           97.8              12.5          Fixed asset provision for the potential decline in value of two unfinished paper mills and idle machineries in plant at
                                                           Conghua.
------------------------------------------------------------------------------------------------------------------------
                            2.0               0.3          Depreciation
------------------------------------------------------------------------------------------------------------------------
                           (1.2)             (0.2)         Gain from long-term outstanding liabilities
------------------------------------------------------------------------------------------------------------------------
                           98.6              12.6
========================================================================================================================

A breakdown of our net loss in fiscal 2002 is provided below:

NON-RECURRING ITEMS

                      HK$ Millions        US$ Millions     Explanation
                           7.9                1.0          Fixed asset provision for the potential decline in value of two unfinished paper mills and idle machineries in plant at
                                                           Conghua.
------------------------------------------------------------------------------------------------------------------------
Sub-total                  7.9                1.0
------------------------------------------------------------------------------------------------------------------------

RECURRING ITEMS

                            0.7               0.1          Corporate expenses for maintaining our listing
------------------------------------------------------------------------------------------------------------------------
                            1.6               0.2          Depreciation
------------------------------------------------------------------------------------------------------------------------
Sub-total                   2.3               0.3
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                            7.9               1.0          Operational losses
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
TOTAL                      18.1               2.3
========================================================================================================================

Items not affecting cash flow in fiscal 2002

                       HK$ Millions       US$ Millions     Explanation
                           7.9                1.0          Fixed asset provision for the potential decline in value of two unfinished paper mills and idle machineries in plant at
                                                           Conghua
------------------------------------------------------------------------------------------------------------------------
                           1.6                0.2          Depreciation
------------------------------------------------------------------------------------------------------------------------
                            --                 --          Gain from long-term outstanding liabilities
------------------------------------------------------------------------------------------------------------------------
Total                      9.5                1.2
========================================================================================================================

         The net loss in fiscal 2002 was primarily due to operating losses of HK$3.29 million due to lower sales and corporate expenses of HK$0.6 million (US$0.08 million). The following items did not affect cash flow in fiscal 2002:
HK$7.94 million (US$1.02 million) for fixed asset provisions for the potential decline in the valuation of our unfinished paper mills and HK$4.59 million (US$0.59 million) from the loss in equity of an affiliate.

BALANCE SHEET ITEMS

         Significant changes to several balance sheet items occurred from fiscal years 2003 to 2004 were:

         o a decrease in fixed assets from HK$33.7 million (US$4.3 million) to HK$15,000 (US$2,000) reflecting the disposal of fixed assets from the DFCT group to Gumption Trading Limited in pursuant to the agreement dated January 26, 2004; and

         o an increase in shareholders' equity from HK$19.9 million (US$2.6 million) to HK$32.6 million (US$4.2 million) through private placements and exercise of stock options of the Company.

LIQUIDITY AND CAPITAL RESOURCES

         We had negative cash flows from operations of HK$6,489,000 (US$832,000), HK$787,000 (US$101,000) and HK$1,230,000 (US$158,000) in fiscal years 2004, 2003, and 2002, respectively. The 2004, 2003 and 2002 net cash outflows were all due to operating losses incurred for the paper mill in Conghua.

         Net cash outflow used in investing activities was HK$18,881,000 (US$2,421,000) in 2004 and HK$3,000 (US$384) in 2003. Cash flow outlay for fixed asset investments was insignificant in FY 2004 and 2003. Proceeds from disposal of fixed assets were HK$1 for fiscal year 2004 and HK$0 for fiscal year 2003.

         Net cash inflow from financing activities was HK$41,657,000 (US$5,341,000) and HK$730,000 (US$94,000) in fiscal 2004 and 2003 respectively.
The net cash inflow was mainly the result of the Company's issuance of its common stock during fiscal 2004 totalling HK$39,084,000 (US$5,011,000).

         To the extent that pending litigation or unasserted claims could affect our liquidity and capital resources, see "Item 18. Financial Statements - Notes to Financial Statements - Note 12 - Commitments and contingencies - Litigation."

         As of March 31, 2004, we had working capital of approximately HK$16,343,000 (US$2,095,000) representing cash and cash equivalents. We believe that our working capital is sufficient for our present requirements for the next 12 months. After this time, we may need to raise additional funds through public or private financing, which may include the sale of equity securities.

         In February 2004, we completed a private placement with seven investors for 21.5 million shares of our stock at US$0.20 per share or an aggregate amount of US$4.3 million.

         On October 28, 2004, we received letters from three of the investors in our February 2004 private placement stating their desire to rescind their purchase of an aggregate of 11,200,000 shares in light of our subsequent receipt of a delisting notice from Nasdaq in March 2004. These letters confirmed oral requests made by these investors earlier in 2004. In March 2004, we established a fund of RMB20 million (HK$18,843,000 or US$2,417,000) for investment purposes with Shenzhen International Trust Investment Company, a nationally owned investment company. As a result of the requests from investors, and for the purpose of repaying these investors in the event that our board of directors decided to take such action, the fund of RMB20 million (HK$18,843,000 or US$2,417,000) was set aside into escrow (the "Escrow") pursuant to the terms of a loan agreement dated March 26, 2004 between Shenzhen International Trust Investment Company and an affiliate of ours, China Merchants DiChain Investment Holdings Ltd. ("China Investment Holdings"). Pursuant to the terms of the loan agreement, the initial duration of the loan was for one (1) year bearing interest of 4.8% per year. The Escrow is now being held by China Investment Holdings and is available to us on demand. All interest earned on the Escrow remains with China Investment Holdings. DiChain Holdings Ltd., the parent and owner of all of the capital stock of China Investment Holdings, agreed to guarantee payment of the Escrow to us should China Investment Holdings fail to repay the Escrow. Based on the advice of counsel, our board of directors believes that it does not have a legal obligation under the placement documents to refund the investors' purchase and at a meeting of the Board held on November 5, 2004, the Board decided to demand repayment of the Escrow as soon as possible.

         At March 31, 2004, we did not have any financial instruments nor did we have any borrowings or any outstanding debt. As of the filing of this Annual report, we do not have any financial instruments or borrowings or any outstanding debt. The Company holds its cash and cash equivalents in Hong Kong dollars and RMB. We do not use any financial instruments for hedging purposes.

         The Company did not have any material commitments for capital expenditures as of March 31, 2004 and it does not have any material commitments as of the filing of this Annual Report.

RESEARCH AND DEVELOPMENT

         The Company has not incurred any significant research and development expenses.

CONVERSIONS OF DEBT TO EQUITY

         On June 11, 2003, the management converted accumulated advances from Dransfield Holdings totaling HK$5.7 million into common stock of the Company resulting from an issuance of approximately 3.2 million shares of common stock of the Company. On September 30, 2003, 104,219 shares of common stock were issued to certain former employees of the Company as full and final settlement of the arrears of salaries brought forward from previous years.

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

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after March 31, 2003. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" that amends and clarifies accounting for derivatives instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. With certain exceptions, SFAS No, 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003. Management does not expect the adoption of this standard to have a material impact on the Company's financial position or results of operations.

         In December 2003, the FASB issued Interpretation No. 46R, a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities.", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. Interpretation No. 46R clarifies some of the provisions of Interpretation No. 46 and exempts certain entities from its requirements. Interpretation No. 46R is effective at the end of the first interim period ending March 15, 2004. Management does not expect the adoption of this statement to have a material impact on the Company's financial position or results of operations.

TREND INFORMATION

PAPER BUSINESS

         The trend in the paper manufacturing industry in China is moving toward specialized market segments and away from one company manufacture multiple lines of paper products. Companies are positioning themselves into specific market segments, such as office papers, domestic tissue papers, and out-of-home use papers, among others. The paper manufacturing industry in China is also experiencing consolidation through mergers and acquisitions, with smaller companies being merged into or acquired larger companies. The paper manufacturing industry in China is generally stable throughout the year and does not experience seasonality. We believe that rising costs of utilities and transportation will impact our profitability in fiscal 2005.

SOFTWARE BUSINESS

         The supply chain management and logistics software business in China is generally seasonal in nature. Revenues in the first six months of each calendar year are flat. Typically, the revenue of the last quarter of each calendar year accounts for over 40% of the revenue for the entire year.

         The supply chain management and logistics software business in China is experiencing a period of rapid growth due to an increase in demand for information management systems by manufacturing and distribution businesses to improve such businesses operating efficiency and productivity. According to the Industry Report of 2004 of the Ministry of Information and Technology of the People's Republic of China, demand for information management systems by small- to medium-sized companies has grown even faster than the industry average. We believe this trend will positively influence our operating results in the future.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

         On January 26, 2004, we sold to Gumption Trading (i) all of the shares of our wholly owned subsidiaries DF Paper Guangdong Ltd., Guangdong Dransfield Paper Ltd., DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Co. Ltd., and
(ii) all fixed assets of our subsidiary in Conghua, Guangzhou Dransfield Paper Limited. Guangzhou Dransfield Paper agreed to lease back these fixed assets from Gumption Trading for its paper manufacturing operations at a rent of HK$1.00 per annum for a term of one year, renewable yearly thereafter upon mutual agreement. For such purchase, Gumption Trading paid to us a nominal aggregate amount of HK$5 and assumed all of our liabilities, including liabilities related to such subsidiaries and assets described above, which we incurred prior to January 28, 2004.

         Except as set forth above, at March 31, 2004, we did not have any other long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or any other long-term liabilities that are reflected on our balance sheet.

OFF-BALANCE SHEET ARRANGEMENTS

         DFCT currently does not have any off-balance sheet arrangements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         DIRECTORS AND SENIOR MANAGEMENT

         Effective January 9, 2004, Professor Li Chang tendered his resignation as the executive director of the Company.

         Effective January 21, 2004 and January 30, 2004, respectively, Mr. Kurt
W. Krause and Mr. Thomas J. Kenan tendered their resignation as independent non-executive directors of the Company. Effective February 12, 2004, Mr. Zhou Li Yang was appointed as an executive director.

         Effective February 25, 2004, Dr. Robert Fung Hing Piu changed his directorship from executive director to non-executive director, and Mr. Michael
J. Reiser and Mr. Iain F. Bruce were appointed as independent non-executive directors.

         Effective June 4, 2004, Dr. Robert Fung was re-classified as the independent non-executive director and Mr. Barry J. Buttifant was appointed as the independent non-executive director.

         Effective August 31, 2004, Mr. Kwok Yam Sheung tendered his resignation as an executive director and Mr. Wang Wei was appointed as an executive director.

         Set forth below are the names, and terms of office of each of the directors, executive officers and significant employees of the Company and a description of the business experience of each.

Person                             Age    Office                               Office Held Since     Term of Office(1)
------                             ---    ------                               -----------------     -----------------

Dr. Fan Di                          48    Chairman, Chief Executive Officer          Apr 2003                 *
                                          and Executive Director

Aaron Zhu Xiaojun                   36    Chief Financial Officer and                Apr 2003                 *
                                          Executive Director

Kwok Yam Sheung                     57    Secretary                                 April 2003                -

Zhou Li Yang                        45    Executive Director                         Feb 2004                 *

Wang Wei                            38    Executive Director                         Aug 2004                 *

Dr. Robert Fung Hing Piu            68    Independent Director                       Apr 2003                 *

Dr. Godwin Wong                     54    Independent Director                       Apr 2003                 *

Michael J Reiser                    43    Independent Director                       Feb 2004                 *

Iain F. Bruce                       63    Independent Director                       Feb 2004                 *

Barry J. Buttifant                  59    Independent Director                       Jun 2004                 *

* Until the next annual general meeting

(1) A director is subject to earlier removal, with or without cause, by the shareholders and with cause by the other directors. Officers are subject to earlier removal, with or without cause, by the directors.

         There are no family relationships among any of our Executive Directors and Independent Directors.

EXECUTIVE DIRECTORS

DR. FAN DI

         Since April 2003, Dr. Fan has served as our Chairman, Chief Executive Officer and an Executive Director. Dr. Fan is responsible for overseeing our strategic development. Since April 2002, Dr. Fan has served as the Chairman and Chief Executive Officer of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. From December 1999 to April 2002, he served as an Executive Director and Chief Financial Officer of China Merchants Group. Dr. Fan is a director of China Merchants DiChain (Asia)
Limited and China Pharmaceuticals International Corporation. Dr. Fan has substantial experience in financial management and business management. He holds a Ph.D. in Business Administration from the Southern University of California.

MR. AARON ZHU XIAOJUN

         Since May 2003, Mr. Zhu has served as our Chief Financial Officer and an Executive Director where his responsibilities include corporate strategic marketing, business development and financings. From August 2002 to September 2004, Mr. Zhu served as an Executive Director of China Merchants DiChain (Asia) Limited, a holding company listed on the Stock Exchange of Hong Kong. From February 2004 to September 2004, Mr. Zhu served as Executive Director and President of China Pharmaceuticals Limited, a China based United States public company. From May 2003 to the present, Mr. Zhu has served as an Executive Director and Chief Financial Officer of DF China Technology, a China-based United States public company. From April 2000 to March 2003, Mr. Zhu served as the Chief Executive Officer of DiChain Systems Ltd., the direct parent of DiChain Software and a 56.1% shareholder of ours. Mr. Zhu also has substantial experience in business development, marketing, and finance with companies based in the United States. From November 1992 through March 1994, Mr. Zhu served as an Investment Analyst for U.S. Media Corporation, a U.S.-based media investment company. He also served as a financial controller and ERP/business consultant for Fourth Shift Corporation in Asia and in the United States from March 1994 to December 1996. From January 1997 to March 2000, Mr. Zhu served as a Vice President at Carver Harrington Corporation in the United States, where his responsibilities included sales and marketing development, finance and capital market management, information technology and supply chain management. Mr. Zhu holds a Bachelor Degree in Economics from Shenzhen University, the PRC and an MBA degree from Regent University.

MR. ZHOU LI YANG

         Since February 2004, Mr. Zhou has served as one of our Executive Directors. Since February 2002, Mr. Zhou has served as the Executive Vice President of China Merchants DiChain (Asia) Limited, a holding company listed on the Stock Exchange of Hong Kong, Limited. From May 2000 to August 2001, Mr. Zhou served as the Investment Manager of Tianjin Development Holdings Ltd., a company which primarily focuses on manufacturing and selling winery products, providing stevedoring and storage services and investing. From February 1995 to October 1999, Mr. Zhou served as an Assistant Manager to Ka Wah Capital Ltd., an investment banking arm of Citic Kawah Bank, a bank listed on the Stock Exchange of Hong Kong. Mr. Zhou has extensive involvement in mergers and acquisitions, investment banking and project investments in China and Hong Kong. He obtained a Bachelor's Degree in Physics from Central-South University, China and a Master of Science Degree in Business/Finance from the University of Baltimore.

MR. WANG WEI

         Dr. Wang has served as one of our Executive Directors since August 2004 and joined DiChain Software Systems in October 2000. Since November 2001, Dr. Wang has served as a General Manager of DiChain Software. From August 1999 to October 2000, Dr. Wang served as the Senior Manager and Chief Technology Officer of Yin Pai Technology (SZ) Co., Ltd. and Zhu Yang Technology (SZ) Co., Ltd., each of which is focused on developing information technologies. Dr. Wang received his Ph.D. degrees in Industrial Engineering and Management from Hong Kong Technology University and Central China University.

NON-EXECUTIVE DIRECTORS

DR. GODWIN WONG

         Professor Wong has been on the faculty of the Haas School of Business at the University of California, Berkeley for the past seventeen years. He performs research and teaches doctoral, master's and baccalaureate programs and executive training courses in the areas of Entrepreneurship, Information Technology Management (IT/MIS), Strategic Planning, International Business Negotiation, and Multicultural Management. He has been a management consultant and specialist/strategist to various organizations including banks, corporations, government agencies, other consulting firms and private business enterprises. He has assisted multinational companies in the conduct and negotiation of businesses with China and Asia, especially in mergers and acquisitions. He has been involved in the turnaround and the purchase and sale of troubled financial institutions. He has also served on the boards of directors of several California banks and several high tech ventures in Silicon Valley. He has headed his own management companies in real estate, consulting, trading, and investment management. Dr. Wong obtained his Bachelor's degree from the University of Wisconsin, his Master's degree from U.C.L.A., and Master's and Doctorate degrees from Harvard University.

DR. ROBERT FUNG HING PIU

         Dr. Fung is a non-executive director of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Dr. Fung holds degrees from Harvard University in the United States and McGill University in Canada. He is the founding chairman of the Hong Kong Committee of UNICEF and a member of the Rotary Club of Hong Kong.

MR. MICHAEL J. REISER

         Mr. Reiser is a practicing attorney in the United States. He graduated from the University of Colorado and University of Colorado School of Law. He was an Associate Attorney/Shareholder of Rankin, Sproat, Mires, Trapani & Reiser in Oakland for the period of 1993 to 1999, and from 2000 to the present is a partner in the Law Office of Reiser & Simone in Walnut Creek. Mr. Reiser specializes in litigation.

MR. IAIN F. BRUCE

         Mr. Bruce has more than 35 years of international experience in accounting and consulting. He joined KPMG Hong Kong in 1964 and was its senior partner from 1991 to 1996. He is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Society of Accountants. He has been a member of the Securities and Futures Appeal Panel, Hong Kong since 1994 and also serves on the boards of several publicly listed companies in Hong Kong and overseas.

MR. BARRY J. BUTTIFANT

         Mr. Buttifant has been the managing director of Wo Kee Hong (Holdings) Limited from May 2001 to November 2002 and thereafter became the Adviser to the Board of Directors of Wo Kee Hong (Holdings) Limited. He is also an independent non-executive director of Daiwa Associate Holdings Limited, Giordano International Limited and MediaNation Inc. Prior to joining Wo Kee Hong (Holdings) Limited, he was the Managing Director of IDT International Limited for over eight years and worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director. From August 2004 to the present, Mr. Buttifant has been an Operating Partner of Baring Private Equity Asia, a private equity business. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. He is also a fellow member of the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors. He was appointed as an independent NYSE non-executive director of Global-Tech Appliances Inc (GTA), a listed company in the U.S., effective November, 2003.

EXECUTIVE OFFICER

KWOK YAM SHEUNG

         Since April 2003, Mr. Kwok has served as our Secretary. From April 2003 to August 2004, Mr. Kwok served as one of our Executive Directors. Since April 2003, Mr. Kwok has also served as the Secretary of China Merchants DiChain
(Asia) Ltd., a holding company listed on the Stock Exchange of Hong Kong. Mr. Kwok is a fellow member of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a fellow member of the Hong Kong Institute of Company Secretaries. He has served as the Company Secretary for a number of publicly listed companies. Mr. Kwok has extensive experience in real estate.

COMPENSATION

         Of the Company's directors and officers only Mr. Aaron Zhu Xiaojun and Mr. Kwok Yam Sheung received compensation in fiscal 2004. Mr. Aaron Zhu Xiaojun and Mr. Kwok Yam Sheung received an aggregate of HK$876,050 (US$112,365) in compensation in the last fiscal year for their services in all capacities. Specifically, Mr. Zhu received a salary of HK$501,050 (US$64,237) and Mr. Kwok received a salary of HK$375,000 (US$48,128). During fiscal year 2004, none of our other directors or officers received any bonus and none of their compensation was paid pursuant to a bonus or profit-sharing plan. Each of Robert Fung Hing Piu, Gordon Wong, Michael J. Reiser, Iain F. Bruce and Barry J. Buttifant received 150,000 options, with an exercise price of US$.02 per share, under our 2002 Stock Option Plan. These options expire in July 2013. There are no present plans, arrangements, or understandings concerning any change in compensation for our directors and officers. The Company has no pension, retirement or similar benefits for directors and officers pursuant to a plan contributed to by the Company.

BOARD PRACTICES

SERVICE CONTRACTS

         Neither the Company nor its subsidiaries have entered into any service agreements with any of its executive directors or senior management.

COMMITTEES OF THE BOARD

         We have an Executive Committee, an Audit Committee, a Human Resources
(HR) Committee and a Nominating Committee. The members of each are set forth below:

         Executive Committee: Messrs. Fan Di (Chairman), Aaron Zhu Xiaojun, Zhou Li Yang and Wang Wei, each of whom is an executive board member.

         Audit Committee: Messrs. Iain F. Bruce (Chairman), Godwin Wong and Barry J. Buttifant, each of whom is an independent board member.

         HR Committee (formerly called the Compensation Committee): Messrs. Godwin Wong (Chairman), Iain F. Bruce and Robert Fung Hing Piu, each of whom is an independent board member.

         Nominating Committee: Messrs. Robert Fung Hing Piu (Chairman), Barry J. Buttifant and Michael J. Reiser, each of whom is an independent board member.

         The Executive Committee meets as and when necessary and the other three committees each meet once annually.

         The Executive Committee is authorized during any interim period between meetings of the full Board of Directors, to act for and in lieu of the full Board of Directors and to approve of any transaction requiring Board approval.

         The Audit Committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and will review and approve the planned scope of our annual audit. In addition, the Audit Committee will have to review the terms of proposed transactions with related parties in accordance with the terms of our Articles of Association. The Audit Committee operates compliant with applicable rules and regulations of the SEC.

         The HR Committee establishes remuneration levels for our officers, performs such functions as provided under employee benefit programs and administers the 2002 Stock Option Plan.

         The Nominating Committee identifies individuals qualified to become Board members, recommends to the Board candidates to fill Board vacancies and newly-created director positions, recommends whether incumbent directors should be nominated for re-election to the Board upon the expiration of their terms, and oversees the evaluation of the Board's performance.

EMPLOYEES

         We had 58 full-time employees on March 31, 2004. Of those 58 employees, two were in accounting and finance, 42 were in production, nine were in sales and marketing, three were in administration and two were in product development. We have no relationships with labor unions. We employ no significant number of temporary employees.

SHARE OWNERSHIP

         The following tables set forth, with regard to our directors and senior management, the number of shares of common stock in the company each owns directly or beneficially as of September 30, 2004, the percentage of the shares outstanding such ownerships represent, and any options granted to them on the Company's shares:

                                                                                                       Percentage of
Name                                Position                                       No. of Shares    Outstanding Shares
------                              --------                                       -------------    ------------------

Dr. Fan Di                          Chairman, Chief Executive Officer &                  0                  0
                                    Executive Director

Aaron Zhu Xiaojun                   Chief Financial Officer and Executive                0                  0
                                    Director

Zhou Li Yang                        Executive Director                                   0                  0

Wang Wei                            Executive Director                                   0                  0

Dr. Robert Fung Hing Piu            Independent Non-Executive Director                   0                  0

Dr. Godwin Wong                     Independent Non-Executive Director                   0                  0

Michael J. Reiser                   Independent Non-Executive Director                   0                  0

Iain F. Bruce                       Independent Non-Executive Director                   0                  0

Barry J. Buttifant                  Independent Non-Executive Director                   0                  0

         At the Company's annual meeting of shareholders held on July 18, 2003, our shareholders approved and adopted our 2002 Stock Option Plan, which will expire in July 2013. Options to purchase shares of common stock granted and held by directors and senior management are as follows:

                                                   No. of                 Exercise
Name                                            Options Held                Price          Expiration Date
----                                            ------------          ------------          -------------

Dr. Fan Di                                                  0                    --                     --

Aaron Zhu Xiaojun                                           0                    --                     --

Zhou Li Yang                                                0                    --                     --

Wang Wei                                                    0                    --                     --

Dr. Robert Fung Hing Piu                              150,000                US$0.2          July 17, 2013

Dr. Godwin Wong                                       150,000                US$0.2          July 17, 2013

Michael J. Reiser                                     150,000                US$0.2          July 17, 2013

Iain F. Bruce                                         150,000                US$0.2          July 17, 2013

Barry J. Buttifant                                    150,000                US$0.2          July 17, 2013

On August 13, 2004, the Board granted options pursuant to the 2002 Stock Option Plan, amounting to 750,000 shares at US$0.2 per share to the independent directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         To the extent that the following information is known to the Company or can be ascertained from public filings, the following sets forth information as of September 30, 2004 with regard to the Company's major shareholders, which means those persons that are the beneficial owners of five percent or more of our common stock:

                                                                     Percentage of
               Name                         No. of Shares          Outstanding Shares
------------------------------------     --------------------     --------------------
DiChain Systems Limited                           118,379,400                     56.1%
Farsight Holdings Limited                          29,669,850                     14.0%
Squadram Limited                                   23,001,910                     10.9%
Earnest Investments Services Limited               15,823,920                      7.5%

         During the last three years, the following significant percentage changes in shares held by major shareholders occurred:

         On April 16, 2004, pursuant to the subscription agreement entered into between Squadram Limited and the Company, Squadram paid the subscription money of US$2.1 million. The Company completed the transaction on April 20, 2004 and issued 5,200,000 shares of its common stock to Squadram.

         On May 25, 2004, the Company has completed the merger transaction with DICHAIN Software by the acquiring the entire issued share capital of DICHAIN Software. The merger transaction was approved by shareholders at the shareholders' meeting held on March 25, 2004. Prior to the merger, DiChain Software was affiliated with the Company (i) through two directors, Dr. Fan Di, the Company's Chairman and Chief Executive Officer and Aaron Zhu Xiaojun, the Company's Chief Executive Officer and an Executive Director, that were common to both entities and (ii) through the direct or indirect ownership of shares of capital stock of both entities by DiChain Holdings Limited. DiChain Holdings Limited, which is affiliated with China Merchants Group, a large business conglomerate in China, held approximately 2% of our common stock through its subsidiary DiChain Systems Limited and approximately 68% of the common stock of DiChain Software prior to the merger. After the merger, DiChain Systems Limited, Farsight Holdings Limited, Squadram Limited and Earnest Investments Services Limited held approximately 56.1%, 14.0%, 10.9% and 7.5%, respectively, of the issued and outstanding shares of the Company's common stock.

         The major shareholders have no different voting rights than other shareholders.

         Of the 250,619,712 outstanding shares of the Company's common stock at September 30, 2004, 38,932,356 shares are held in the United States by approximately 1,032 record holders, and 211,687,356 shares are held in Hong Kong and China by approximately 410 shareholders, one of whom, DiChain Systems Limited, a Hong Kong corporation, is a subsidiary of DiChain Holdings Limited.

         The Company is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, other than as set forth above with regard to the shareholdings of major shareholders. The Company knows of no arrangements which may now or at a subsequent date result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

         The related party transactions are described in further detail below. Management believes that the methods used in allocating costs are reasonable.

                                                                                   YEAR ENDED MARCH 31,
                                                               ------------------------------------------------------------
                                                                 2001         2002         2003         2004         2004
                                                               --------     --------     --------     --------     --------
                                                                  HK$          HK$          HK$          HK$          US$
Storage and delivery charges (Note (a))                             401          362          678           --           --

Management fee (Note (b))                                            --           --           --        2,200          282

Notes:

(a)      Storage and delivery charges

         Storage, delivery services are provided to the Group by Dransfield Services Limited which is a subsidiary of DHL. According to the management, these transactions were carried out at the terms determined and agreed by the relevant parties.

(b)      Management fee

         On May 1, 2003, Victorison Logistics Limited ("VLL"), an affiliate of the Company, entered into an agreement with the Company whereby VLL agreed to provide management services to the Group at a monthly fee of HK$200,000 (US$25,641). According to the management, these transactions were carried out at the terms determined and agreed by the relevant parties.

INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

         The information required by this section is included in "Item 18. Financial Statements" in this annual report.

         We are involved in certain litigation and are exposed to some unasserted claims. For a discussion of these matters, see "Item 18. Financial Statements - Notes to Financial Statements - Note 12 - Commitments and contingencies."

LEGAL PROCEEDING

         In May 2004, Mr. Horace Yao Yee Cheong, the former chairman and executive director of the Company, sued the Company, seeking, among other things, unpaid remuneration of HK$480,000 and a short term advance of HK$1,162,222, plus interest and costs, and specific performance by the Company to allot to Mr. Yao 1,153,846 fully paid shares of common stock and 62,500 shares of common stock at US$0.001 par value.

ITEM 9. THE OFFER AND LISTING

         The following sets forth information regarding the market price history of our common stock during the last five financial years ending March 31.

Financial Year              High           Low
--------------------     ----------     ----------
2000                     $   12.000     $    0.440
2001                     $    4.375     $    0.340
2002                     $    0.625     $    0.140
2003                     $    0.400     $    0.080
2004                     $    2.290     $    0.130

         The following sets forth information regarding the quarterly market price history of our common stock during the last two financial years.

Calendar Quarter        High            Low
-----------------     ----------     ----------
2002, 2nd Quarter     $    0.340     $    0.200
2002, 3rd Quarter     $    0.270     $    0.120
2002, 4th Quarter     $    0.400     $    0.090
2003, 1st Quarter     $    0.290     $    0.080
2003, 2nd Quarter     $    2.040     $    0.130
2003, 3rd Quarter     $    2.290     $    0.600
2003, 4th Quarter     $    1.050     $    0.260
2004, 1st Quarter     $    1.850     $    0.370
2004, 2nd Quarter     $    1.180     $    0.340
2004, 3rd Quarter     $    0.570     $    0.190

The following sets forth information regarding the monthly market price history of our common stock during the most recent six months.

Month            High           Low
---------     ----------     ----------
2004:
April         $    1.180     $    0.670
May           $    0.830     $    0.400
June          $    0.490     $    0.340
July          $    0.570     $    0.350
August        $    0.420     $    0.320
September     $    0.400     $    0.190
October       $    0.280     $    0.160

MARKETS

         All of the above market price information is given with respect to the market price in the United States. The stock does not trade in Hong Kong or elsewhere on any organized market. Our common stock is currently listed on the OTCBB.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         Our registry number in the Territory of the British Virgin Islands is No. 189457. Our objects and purposes are set forth in paragraph 4 of our Memorandum of Association and are stated to be "to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands."

         There are no provisions in our Articles of Association that limit a director's power to vote on a matter in which he is materially interested, to vote compensation to himself or any other director in the absence of an independent quorum, or to vote on matters regarding borrowings by the company. There are no retirement age requirements, and there are no shareholding requirements to qualify as a director.

         The rights, preferences and restrictions on each class of authorized stock are described in the company's amendment No. 2 to Form F-1 earlier filed with the Commission (Commission File No. 333-11641) and are incorporated herein by reference to such Form F-1.

         In order to change the rights of holders of any class of our stock, our Memorandum of Association must be amended by a majority vote of our shareholders and of the holders of any class of stock whose rights are changed; provided, however, that a two-thirds vote is required of the holders of our Series A Convertible Preferred Stock to change any of their rights. There are no shares outstanding of our Series A Convertible Preferred Stock.

         Annual or special meetings of our shareholders are called by the directors at any time or place of their choosing and must be called upon the written request of shareholders holding ten percent (10%) or more of the outstanding shares of our common stock. At least seven days notice of a shareholders' meeting must be given. A shareholder may be represented at a meeting by a proxy who may speak and vote on behalf of the shareholder.

         There are no limitations on the rights to own our securities or the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or our constituent documents.

         There are no provisions in our Memorandum or Articles of Association that would have an effect on delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company or any of its subsidiaries.

         There are no provisions in our Articles of Association governing an ownership threshold above which shareholder ownership must be disclosed.

         With regard to the foregoing matters, the laws in the British Virgin Islands are not significantly different than those in the United States.

         There are no conditions in our Memorandum and Articles of Association governing changes in our capital or changes in the rights of holders of any class of our stock that are more stringent than is required by law.

MATERIAL CONTRACTS

         Set forth below is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which our company or any of our subsidiaries is a party, for the two years commencing October 15, 2002, including dates, parties, general nature of the contracts, terms and conditions, and amount of consideration passing to or from the company or a subsidiary.

         On January 26, 2004, we entered into the Agreement with Gumption Trading Ltd. and Guangzhou Dransfield Paper Limited. Pursuant to the Agreement, we sold to Gumption Trading (i) all of the shares of our wholly owned subsidiaries DF Paper Guangdong Ltd., Guangdong Dransfield Paper Ltd., DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Co. Ltd., and (ii) all fixed assets of our subsidiary in Conghua, Guangzhou Dransfield Paper Limited. Guangzhou Dransfield Paper Limited agreed to lease back these assets from Gumption Trading for its paper manufacturing operations at a rent of HK$1.00 per year for a term of one year, renewable yearly thereafter upon mutual agreement. For such purchase, Gumption Trading paid to us a nominal aggregate amount of HK$5 and assumed all of our liabilities, including liabilities related to such subsidiaries and assets, that we incurred prior to January 28, 2004. We entered into this transaction primarily to streamline our operations. This transaction closed on January 28, 2004. The Agreement has been filed as Exhibit 4.3 to this Annual Report.

         A Deed of Guarantee and Deed of Confirmation were also entered into in connection with the transactions contemplated by the Agreement. Pursuant to the Deed of Guarantee, dated January 28, 2004, Qindao Haotian Investment Limited guaranteed to us and Guangzhou Dransfield Paper Ltd. the obligations of Gumption Trading Limited under the Agreement. The Deed of Guarantee has been filed as
Exhibit 4.4 to this Annual Report.

         The Deed of Confirmation, dated September 20, 2004, was entered into among us, Guangzhou Dransfield Paper Ltd. and Qindao Haotian Investment Limited to clarify and define the liabilities of Gumption Trading under the Agreement. Pursuant to the terms of the Deed of Confirmation, Qindao Haotian Investment Limited confirmed the validity of the Deed of Guarantee. The Deed of Confirmation has been filed as Exhibit 4.5 to this Annual Report.

         On February 13, 2004, we entered into an Agreement for the Exchange of Common Stock with DiChain Systems Limited, a limited company incorporated in Hong Kong, Farsight Holdings Limited, a limited company incorporated in the British Virgin Islands, Squadram Limited, a limited company incorporated in the British Virgin Islands, and Earnest Investments Services Limited, a limited company incorporated in the British Virgin Islands, pursuant to which DICHAIN Software became our wholly owned subsidiary. The information technology business of DICHAIN Software has now become our primary business. In connection with this merger, we issued to DiChain Systems 197,799,000 shares of our common stock. This transaction closed on May 25, 2004. This Agreement has been filed as
Exhibit 4.6 to this Annual Report.

         In February 2004, we completed a private placement of 21.5 million shares of our stock at US$0.20 per share or an aggregate amount of US$4.3 million. In connection with this private placement, we entered into a letter agreement dated February 4, 2004 with Quam Securities Company Limited ("Quam"), in which Quam agreed to be the placing agent. On February 13, 2004, Quam and the investors entered into placing letters and confirmations thereto in connection with the private placement. The letter agreement is filed as Exhibit 4.7 to this Annual Report on Form 20-F and the placing letters and related confirmations are filed as Exhibits 4.8 through 4.14, respectively, to this Annual Report on Form 20-F.

         On April 5, 2004, we completed a private placement of 5.2 million shares of our stock at US$0.4038 per share or an aggregate amount of approximately US$2.1 million. In connection with this private placement, we entered into a placing letter and related confirmation with Squadram Limited. The subscription offer letter and related confirmation is filed as Exhibit 4.15 to this Annual Report on Form 20-F.

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

         The Hong Kong dollar is freely convertible into the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been pegged to the U.S. dollar at HK$7.80 to US$1.00. The central element in the arrangements for the peg is an agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, HSBC, Standard Chartered Bank and the Bank of China. Under the agreement, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing bank to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of US$1.00 = HK$7.80. When the bank notes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent of U.S. dollars at the fixed rate. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

         The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issue of Hong Kong currency in the form of bank notes, as described above, the market exchange rate has not deviated significantly from HK$7.80 to US$1.00. See "Selected Financial Data" in Item 3 of this annual report. The Hong Kong government has stated its intention to maintain the link at that rate. The Hong Kong government has stated that is has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies (including the U.S. dollar). The PRC and the United Kingdom agreed in 1984 pursuant to the Joint Declaration of the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the People's Republic of China on the Question of Hong Kong ("the Joint Declaration") that, after Hong Kong became a special administrative region of the PRC (the "SAR") on July 1, 1997, the Hong Kong dollar will continue to circulate and remain freely convertible. However, no assurance can be given that the SAR government will maintain the peg at HK$7.80 to US$1.00, if at all.

TAXATION

         There are no British Virgin Islands ("BVI") governmental laws, decrees or regulations affecting the remittance of dividends or other payments to nonresident holders of our securities. U.S. holders of our securities are subject to no taxes or withholding provisions under existing BVI laws and regulations. By reason of the fact that we conduct no business within the BVI, there are no applicable reciprocal tax treaties between the BVI and the U.S. that would affect the preceding statement that there are no BVI taxes, including withholding provisions, to which U.S. security holders are subject under existing laws and regulations of the BVI.

DOCUMENTS ON DISPLAY

         The constituent documents concerning the Company may be inspected at our offices at 14066 Catalina Street, San Leandro, California 94577 or at the offices of our U.S. agent, Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154, Attn.: Mitchell S. Nussbaum, Esq.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We do not deal in market risk sensitive instruments such as derivative financial instruments such as futures, forwards, swaps, and options, and derivative commodity instruments. We have no market risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

                                    PART II

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         We maintain "disclosure controls and procedures," as such term is defined under Securities Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2004. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2004 our disclosure controls and procedures were effective at the reasonable assurance level in ensuring that material information relating to us, is made known to the Chief Executive Officer and Chief Financial Officer by others within our company during the period in which this report was being prepared.

         There were no changes in our internal controls or in other factors during the most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         Our Audit Committee consists of three directors: Iain F. Bruce (Chairman), Dr. Godwin Wong and Barry J. Buttifant, each of whom meets the independence requirements and standards currently established by the SEC. In addition, the Board of Directors has determined that Messrs. Bruce and Buttifant are "audit committee financial experts" defined under the relevant rules of the SEC.

ITEM 16B. CODE OF ETHICS

         We adopted a code of ethics that applies to our Chief Executive Officer and Chief Financial Officer, and other persons who perform similar functions. A copy of our Code of Ethics is filed as an exhibit to this Annual Report on Form 20-F. We also adopted a Code of Business Conduct and Ethics, which is filed as an exhibit to this Annual Report on Form 20-F. Our Codes of Ethics are intended to be a codification of the business and ethical principles which guide us, and to deter wrongdoing, to promote honest and ethical conduct, to avoid conflicts of interest, and to foster full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of violations and accountability for adherence to this Code.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

         During fiscal years ended March 31, 2004 and 2003, our principal independent auditor was BDO McCabe Lo & Company. The following are the services provided and the amount billed.

AUDIT FEES

         The aggregate fees billed by BDO McCabe Lo & Company for professional services rendered for the audit of the Company's annual financial statements were HK$268,000 (US$34,359) and HK$268,000 (US$34,359) for the fiscal years ended March 31, 2004 and 2003, respectively.

AUDIT RELATED FEES

         Other than the fees described under the caption "Audit Fees" above, BDO McCabe Lo & Company did not bill any fees for services rendered to us during fiscal years 2004 and 2003 for assurance and related services in connection with the audit or review of our consolidated financial statements.

TAX FEES

         The aggregate fees billed by BDO McCabe Lo & Company for tax services during the fiscal years ended March 31, 2004 and 2003 were HK$7,000 and HK$7,000, respectively.

ALL OTHER FEES

         There were no fees billed by BDO McCabe Lo & Company for other professional services rendered during the fiscal years ended March 31, 2004 and 2003.

PRE-APPROVAL OF SERVICES

         The Audit Committee pre-approves all services, including both audit and non-audit services, provided by our independent accountants. For audit services, each year the independent auditor provides the Audit Committee with an engagement letter outlining the scope of the audit services proposed to be performed during the year, which must be formally accepted by the Committee before the audit commences. The independent auditor also submits an audit services fee proposal, which also must be approved by the Committee before the audit commences.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARD FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

         Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

         The information required by this section is included in Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

                   REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders and Board of Directors of DF China Technology, Inc.
(Incorporated in the British Virgin Islands with limited liability)

         We have audited the accompanying consolidated balance sheets of DF China Technology, Inc. and subsidiaries (hereinafter referred to as the "Group") as of March 31, 2003 and 2004 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2003 and 2004, and the consolidated results of its operations and cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming the Group will continue as a going concern. As more fully described in Note 1 to the financial statements, the Group has incurred operating losses for each of the last three years and has negative operating cash flows. These conditions raise substantial doubt about the Group's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or on the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ BDO McCabe Lo & Company


BDO McCabe Lo & Company
Certified Public Accountants

Hong Kong.

November 18, 2004

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


ASSETS

                                                                                                      MARCH 31,
                                                                                      ------------------------------------------
                                                                                         2003            2004           2004
                                                                                      ----------      ----------      ----------
                                                                                        HK$'000         HK$'000         US$'000
Current assets
      Cash and cash equivalents                                                               56          16,343           2,095
      Accounts receivable, net of allowance for doubtful debts of
        HK$472 in 2004 and HK$693 in 2003 (Note 6)                                           785             549              70
      Inventories, net (Note 7)                                                              174             273              35
      Prepayments and other receivables                                                      121             743              94
      Due from affiliate (Note 11)                                                            --          18,843           2,417
      Tax recoverable                                                                          9               9              --
                                                                                      ----------      ----------      ----------
Total current assets                                                                       1,145          36,760           4,713
Property and equipment, net (Note 8)                                                      33,747              15               2
Interest in affiliate (Note 9)                                                                 1               1               0
                                                                                      ----------      ----------      ----------
Total assets                                                                              34,893          36,776           4,716
                                                                                      ==========      ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
      Accounts payable                                                                       972             648              83
      Accrued liabilities                                                                  4,553           3,075             394
      Construction payable                                                                 2,826              --              --
      Accrued rental payable                                                                 199              --              --
      Due to affiliate (Note 12)                                                           6,475           3,204             411
                                                                                      ----------      ----------      ----------
Total current liabilities                                                                 15,025           6,927             888
                                                                                      ----------      ----------      ----------

Commitments and contingencies (Note 13)

Stockholders' equity
      Common stock, no par value, 300,000,000 shares authorized; 19,915,292 and
        47,620,712 issued and outstanding at March 31, 2003 and 2004, respectively       241,920         286,748          36,763
Contributed surplus                                                                        4,677           4,677             600
Accumulated deficit                                                                     (226,729)       (261,576)        (33,535)
                                                                                      ----------      ----------      ----------
                                                                                          19,868          29,849           3,828
                                                                                      ----------      ----------      ----------
Total liabilities and stockholders' equity                                                34,893          36,776           4,716
                                                                                      ==========      ==========      ==========

       See accompanying notes to these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                 MARCH, 31
                                                         ----------------------------------------------------------
                                                            2002            2003            2004            2004
                                                         ----------      ----------      ----------      ----------
                                                           HK$'000         HK$'000         HK$'000        US$'000
Net sales
      Paper merchanting                                       1,165             142              --              --
      Paper manufacturing                                     5,433           5,346           4,131             530
                                                         ----------      ----------      ----------      ----------
                                                              6,598           5,488           4,131             530
Cost of sales
      Paper merchanting                                      (1,083)           (114)             --              --
      Paper manufacturing                                    (4,355)         (4,025)         (3,619)           (464)
                                                         ----------      ----------      ----------      ----------
                                                             (5,438)         (4,139)         (3,619)           (464)

Gross profit                                                  1,160           1,349             512              66

Selling general and administrative expenses (Note 3)

- third parties                                              (6,439)         (4,483)         (5,801)           (744)
- related parties (Note 14)                                    (362)           (726)         (2,200)           (282)
                                                         ----------      ----------      ----------      ----------
                                                             (6,801)         (5,209)         (8,001)         (1,026)
                                                         ----------      ----------      ----------      ----------

Other income, net                                               166              26             218              28
Interest expenses                                                --              --              (3)             (1)
Loss on disposal of fixed assets (Note 8)                        --              --         (19,500)         (2,500)
Loss on disposal of subsidiaries (Note 15)                       --              --          (8,073)         (1,034)
Provision for doubtful debts                                    (60)            (48)             --              --
Equity in loss of an affiliate (Note 9)                      (4,594)             --              --              --
Impairment losses of property, plant and equipment
   (Note 10)                                                 (7,939)        (97,792)             --              --
                                                         ----------      ----------      ----------      ----------
                                                            (12,427)        (97,814)        (27,358)         (3,507)
                                                         ----------      ----------      ----------      ----------
Net loss                                                    (18,068)       (101,674)        (34,847)         (4,467)
                                                         ==========      ==========      ==========      ==========

Basic and diluted net loss per share                          (0.91)          (5.11)          (1.31)          (0.17)
                                                         ==========      ==========      ==========      ==========

       See accompanying notes to these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  MARCH, 31
                                                         ----------------------------------------------------------
                                                            2002            2003            2004            2004
                                                         ----------      ----------      ----------      ----------
                                                           HK$'000         HK$'000         HK$'000         US$'000
Cash flows from operating activities
      Net loss                                              (18,068)       (101,674)        (34,847)         (4,467)
Adjustments to reconcile income to net cash provided
   by operating activities
      Equity in loss of an affiliate                          4,594              --              --              --
      Depreciation                                            1,588           1,987           1,419             182
      Impairment losses of property, plant and
         equipment                                            7,939          97,792              --              --
      Loss on disposal of property, plant and
         equipment (Note 8)                                      --              26          19,500           2,500
      Gain on dissolution of subsidiaries                        --              --             (94)            (12)
      Loss on disposal of subsidiaries                           --              --           8,073           1,034
      Provision for doubtful debts (doubtful debts
         written back)                                           60              48              78              10
      Provision (written back) for inventory
         obsolescence                                            (3)             --              --              --
Changes in working capital
      Accounts receivable                                      (490)             60             236              30
      Inventories                                               779             224             (98)            (12)
      Prepayments and other receivables                         413             159            (906)           (116)
      Tax recoverable                                           191              --              --              --
      Accounts payable                                          252            (138)           (272)            (35)
      Accrued liabilities                                     1,348           1,086             422              54
      Construction payable                                      604            (357)
      Accrued rental payable                                   (437)             --              --              --
                                                         ----------      ----------      ----------      ----------
Net cash used by operating activities                        (1,230)           (787)         (6,489)           (832)
                                                         ----------      ----------      ----------      ----------

Cash flows from investing activities
      Acquisition of property, plant and equipment             (105)             (3)            (22)             (3)
      Disposal of subsidiaries (net of cash and cash
         equivalents disposed of) (Note 15)                      --              --             (16)             (2)
      Proceeds from disposal of property, plant and
         equipment                                              361              --              --              --
      Due from affiliate (Note 11)                               --              --         (18,843)         (2,416)
                                                         ----------      ----------      ----------      ----------
Net cash provided (used) by investing activities                256              (3)        (18,881)         (2,421)
                                                         ----------      ----------      ----------      ----------

Cash flows from financing activities
      New issue of common stock                                  --              --          39,084           5,011
      Due to affiliate (Note 16)                                802             730           2,573             330
                                                         ----------      ----------      ----------      ----------
Net cash provided in financing activities                       802             730          41,657           5,341
                                                         ----------      ----------      ----------      ----------
Net decrease in cash and cash equivalents                      (172)            (60)         16,287           2,088
Cash and cash equivalents, at beginning of year                 288             116              56               7
                                                         ----------      ----------      ----------      ----------
Cash and cash equivalents, at end of year                       116              56          16,343           2,095
                                                         ==========      ==========      ==========      ==========

       See accompanying notes to these consolidated financial statements.

                    DF CHINA TECHNOLOGY INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                         COMMON       CONTRIBUTED     ACCUMULATED
                                                          STOCK         SURPLUS         DEFICIT
                                                         HK$'000        HK$'000         HK$'000
Balance at March 31, 2001                                241,920          4,677        (106,987)
Net loss                                                      --             --         (18,068)
                                                        --------        -------       ---------
Balance at March 31, 2002                                241,920          4,677        (125,055)
Net loss                                                      --             --        (101,674)
                                                        --------        -------       ---------
Balance at March 31, 2003                                241,920          4,677        (226,729)
New issue of 3,201,513 shares on conversion of
    debts on June 11, 2003                                 5,744             --              --
New issue of 1,680,000 shares for the exercise of
    options on August 1, 2003                              3,014             --              --
New issue of 100,310 shares for the exercise of
    options on August 25, 2003                               224             --              --
New issue of 48,909 shares for settlement of
    employee's debt on September 30, 2003                    401             --              --
New issue of 30,000 shares for the exercise of
    options on October 10, 2003                               54             --              --
New issue of 1,144,688 shares for private
    placement on November 18, 2003                         2,000             --              --
New issue of 21,500,000 shares for private
    placement on February 20, 2004, net                   33,391             --              --
Net loss                                                      --             --         (34,847)
                                                        --------        -------       ---------
Balance at  March 31, 2004                               286,748         (4,677)       (261,576)
                                                        ========        =======       =========

       See accompanying notes to these consolidated financial statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

         Organization

         DF China Technology, Inc., (the "Company") was incorporated in the British Virgin Islands on June 24, 1996. Prior to June 30, 2000, Dransfield Holdings Limited ("DHL"), a company incorporated in the Cayman Islands and the shares of which are listed for trading on the main board of The Stock Exchange of Hong Kong Limited, was the holding company of the Group. On June 30, 2000, 8,325,700 shares of the Company were distributed in specie by DHL to its stockholders. During fiscal year 2002, DHL sold 1,973,600 shares which reduced its equity interest in the Company from 29.67% to 19.76%. On June 11, 2003, DHL increased its equity interest to 30.87% by converting of the debts owed to them to 3,201,513 shares. Subsequent to the year-end, DHL reduced its equity interest to 20.86% by disposing of 1,932,075 shares to the public.

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

         On January 26, 2004, the Company entered into an agreement (the "Agreement") with Gumption Trading Ltd., a company incorporated in the BVI, and Guangzhou Dransfield Paper Ltd., a wholly owned subsidiary of the Company. Pursuant to the Agreement, the Company sold to Gumption Trading (i) all of the shares of its wholly owned subsidiaries DF Paper Guangdong Ltd., Guangdong Dransfield Paper Ltd., DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Co. Ltd., and (ii) all fixed assets of its subsidiary in Conghua, Guangzhou Dransfield Paper Limited. Guangzhou Dransfield Paper Limited agreed to lease back assets from Gumption Trading for its paper manufacturing operations at a rent of HK$1.00 per annum for a term of one (1) year, renewable yearly thereafter upon mutual agreement. For such purchase, Gumption Trading paid to the Company a nominal aggregate amount of HK$5 and assumed all of the Company's liabilities, including liabilities related to such subsidiaries and assets, incurred by the Company prior to January 28, 2004. The Company entered into this transaction primarily to streamline its operations. This transaction closed on January 28, 2004.

         The leased back assets are the basis for our current operating revenue from our paper manufacturing business, which we believe provides us with a solid platform for our existing paper manufacturing business.


         Subsequent to the year end, the Group merged with DiChain Software Systems (Shenzhen) Ltd ("DiChain Software"). DiChain Software is now a wholly-owned subsidiary of the Group engaged in the information technology business. The Group intended to expand the information technology business in the coming year by increasing the sales network and enhancing the marketing team.

         Going Concern Risk Factors

         The Group incurred a net loss of HK$34,847,000 (US$4,467,000) for the year ended March 31, 2004, incurred cumulative losses from inception to March 31, 2004, aggregating HK$261,576,000 (US$33,535,000), reported negative cash flows from operations for the year ended March 31, 2004, of HK$6,489,000 (US$832,000). Notwithstanding that the financial statements have been prepared under a going concern basis, the Company's management believes that the streamlining of its paper business within the year and the merger with DiChain Software Systems (Shenzhen) Ltd. in May 2004, will substantially improve both the profitability and cash flows of the Group.

         Basis of Presentation

         The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

         The financial statements have been prepared in Hong Kong dollars ("HK$"). For presentation and convenience of the reader, the financial statements have been translated into United States dollars ("US$") using the approximated rate of exchange prevailing on March 31, 2004 which was US$1 = HK$7.8. No representation is made that Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or any other certain rate on March 31, 2004.

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

         Allowance for Doubtful Accounts.

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

         Employee Stock Plans

         The Group has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, the excess of fair market value of the underlying stock on the date of grant over the exercise price of employee stock options is expensed and is credited to contributed surplus. For disclosure purposes, pro-forma information in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" has been included.

         Pro-forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and has been determined as if the Group had accounted for its stock options under the fair value method of that statement. No options were granted in 2002. During fiscal year 2004, a total of 1,710,000 stock options were granted to certain members of the Company's management at an exercise price of US$0.23 per share. The weighted-average fair value of options granted in 2001, 2003 and 2004 estimated on the date of grant using a Black-Scholes option pricing model was US$1.14, US$0.24 and US$0.24 respectively. The fair value for these options was estimated at the respective dates of grant using the following weighted-average assumptions for the respective dates of grant:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

                                                                         OPTIONS GRANTED IN
                                                          -----------------------------------------------
                                                              2001              2003             2004
Risk-free interest rate                                           5.59%              2.5%            2.13%
Dividend yield                                                     Nil               Nil              Nil
Volatility factor of the expected market price of the
common stock                                                    295.21%              100%             100%
Weighted-average expect life                                2.34 years       9.125 years      9.292 years

         Common Stock Options

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

         At March 31, 2004, the Company has one stock-based employee compensation plan, which is described more fully in Note 22. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                      2002           2003           2004           2004
                                                   ----------     ----------     ----------     ----------
                                                     HK$'000        HK$'000        HK$'000        US$'000
Net loss, as reported                                  18,068        101,674         34,847          4,467
Deduct: total stock-based employee                      3,167            251             --             --
compensation expense determined under the fair
value based method for all awards, net of
related tax effects
Pro forma net loss                                     21,235        101,925         34,847          4,467

Basic and diluted net loss per share
- As reported                                            0.91           5.11           1.31           0.17
- Pro forma                                              1.07           5.12           1.31           0.17

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

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after March 31, 2003. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" that amends and clarifies accounting for derivatives instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. With certain exceptions, SFAS No, 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003. Management does not expect the adoption of this standard to have a material impact on the Company's financial position or results of operations.

         In December 2003, the FASB issued Interpretation No. 46R, a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities.", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. Interpretation No. 46R clarifies some of the provisions of Interpretation No. 46 and exempts certain entities from its requirements. Interpretation No. 46R is effective at the end of the first interim period ending March 15, 2004. Management does not expect the adoption of this statement to have a material impact on the Company's financial position or results of operations.

Basic and Diluted Net Loss Per Share

         Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are anti-dilutive.

         The basic net loss per share for the years ended March 31, 2002, 2003 and 2004 were computed by dividing net loss applicable to common stock by the weighted average number of 19,915,292, 19,915,292 and 26,522,467 shares of common stock, respectively.

         The amount of diluted net loss per share for each of the years ended March 31, 2002, 2003 and 2004 are the same as those of basic net loss per share, as the Company's stock options outstanding during each of these years had anti-dilutive effect on the basic net loss per share. The outstanding stock options which had anti-dilutive effect on the basic net loss per share are 605,000, 1,147,000 and nil for each of the years ended March 31, 2002, 2003 and 2004, respectively.


                                                       YEAR           YEAR           YEAR            YEAR
                                                       ENDED          ENDED          ENDED           ENDED
                                                      MARCH 31,      MARCH 31,      MARCH 31,       MARCH 31,
                                                        2002           2003           2004           2004
                                                     ==========     ==========     ==========     ==========
                                                       HK$'000        HK$'000        HK$'000        US$'000
Numerator for basic and diluted loss per share:
  Net loss                                              (18,068)      (101,674)       (34,847)        (4,467)
                                                     ==========     ==========     ==========     ==========
Denominator for basic and diluted loss per share:
  Weighted average number of shares                  19,915,292     19,915,292     26,522,467     26,522,467
                                                     ==========     ==========     ==========     ==========
Basic and diluted loss per share                        HK$0.91        HK$5.11        HK$1.31        US$0.17
                                                     ==========     ==========     ==========     ==========

NOTE 3 - SUPPLEMENTARY INCOME STATEMENT INFORMATION


                                                                YEAR ENDED MARCH 31,
                                                 ---------------------------------------------------
                                                   2002           2003          2004           2004
                                                 -------        -------       -------        -------
                                                 HK$'000        HK$'000       HK$'000        US$'000
Selling, general and administrative expenses
Depreciation                                       1,588          1,848         1,279            164

  Advertising expenses                               --             --            --             --
  Operating lease rentals                            --             --            --             --
  Research expenses                                  --             --            --             --
                                                 =======        =======       =======        =======


NOTE 4 - SUPPLEMENTAL CASH FLOW INFORMATION


                                                                 YEAR ENDED MARCH 31,
                                                 ---------------------------------------------------
                                                   2002           2003          2004           2004
                                                 -------        -------       -------        -------
                                                 HK$'000        HK$'000       HK$'000        US$'000
Cash paid during the year for
Interest                                            --             --               3              0
Income taxes                                        --             --            --             --
                                                 =======        =======       =======        =======


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

         Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Group has 100% interest (2003: 100%), is subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. The joint venture is eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fiftieth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above company as it did not generate assessable profits for each of the three years ended March 31, 2004.

         Total income tax expense differs from the amount computed by applying Hong Kong applicable statutory income tax rate of 2004: 17.5%, 2003: 16% and 2002: 16% to income before taxes as follows:


                                                                              YEAR ENDED MARCH 31,
                                                              ---------------------------------------------------
                                                               2002           2003           2004           2004
                                                              -------        -------       -------        -------
                                                              HK$'000        HK$'000       HK$'000        US$'000
Computed expected income taxes                                 2,891         16,268          6,450            827
Non-deductible losses of the Company and subsidiaries         (2,677)       (16,103)        (6,682)          (857)
Non taxable income                                               --             --             232             30
Change of tax rates                                              --             --             221             28
Valuation allowance                                             (214)          (165)          (221)           (28)
                                                              -------        -------       -------        -------
Tax credit for the year                                          --             --             --             --
                                                              =======        =======       =======        =======
Deferred tax asset is comprised the following:

Tax losses carried forward                                     2,195          2,360          2,581            331
Valuation allowance                                           (2,195)        (2,360)        (2,581)          (331)
                                                              -------        -------       -------        -------
                                                                 --             --             --             --
                                                              =======        =======       =======        =======

         Due to its history of losses, the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Group has provided a valuation allowance covering 100% of its net deferred tax assets.

         As at March 31, 2004, the Group has Hong Kong tax losses carry forward of approximately HK$14,747,000 (US$1,890,000) (2003: HK$14,747,000
(US$1,890,000)), (2002: HK$13,718,000 (US$1,758,000) 2001: HK$12,379,000
(US$1,587,000)), which has not yet been confirmed by the Hong Kong Inland Revenue Department ("IRD") as the IRD implemented an assessing program known as "Assess First Audit Later." Currently, the tax losses as can be carried forward indefinitely.

NOTE 6 - ACCOUNTS RECEIVABLE, NET

                                                                MARCH 31,
                                                -----------------------------------------
                                                  2003             2004             2004
                                                -------           -------         -------
                                                HK$'000           HK$'000         US$'000
Accounts receivable - trade                       1,478             1,021            131
Less: Allowance for doubtful debts                 (693)             (472)           (61)
                                                -------           -------         -------
Accounts receivable, net                            785               549             70
                                                =======           =======         =======
Movement of allowance for doubtful debts
  Balance as at April 1                             645               693             89
  Provided during the year                           48                78             10
  Reversal due to disposal of subsidiaries         --                (299)            38
                                                -------           -------         -------
Balance as at March 31                              693               472             61
                                                =======           =======         =======

NOTE 7 - INVENTORIES, NET

                                                                                        MARCH 31,
                                                                        -----------------------------------------
                                                                          2003             2004             2004
                                                                        -------           -------         -------
                                                                        HK$'000           HK$'000         US$'000
Raw materials                                                             1,148             1,262            162
Finished goods                                                              317               222             28
Less: Allowance for obsolescence and
     net realizable value                                                (1,291)           (1,211)          (155)
                                                                        -------           -------         -------
Inventories, net                                                            174               273             35
                                                                        =======           =======         =======
Movement of allowance for obsolescence and
     net realizable value
        Balance as at April 1                                             1,291             1,291            168
        Provided (written back) during the year                               -               (80)           (10)
                                                                        -------           -------         -------
Balance as at March 31                                                    1,291             1,211            155
                                                                        =======           =======         =======


NOTE 8 - PROPERTY, PLANT AND EQUIPMENT


                                                                                        MARCH 31,
                                                                        -----------------------------------------
                                                                          2003             2004             2004
                                                                        -------           -------         -------
                                                                        HK$'000           HK$'000         US$'000
Land and buildings                                                       17,000               --              --
Leasehold improvements                                                       92               --              --
Machinery and equipment                                                  16,600                15               2
Motor vehicles                                                              524               --              --
Furniture, fixtures and office equipment                                  3,507               --              --
                                                                        -------           -------         -------
                                                                         37,723                15               2
Less: Accumulated depreciation                                           (3,976)              --              --
                                                                        -------           -------         -------
                                                                         33,747                15               2
                                                                        =======           =======         =======


         On January 26, 2004, the Company entered into the Agreement with Gumption Trading Ltd., a company incorporated in the BVI, and Guangzhou Dransfield Paper Ltd., a wholly owned subsidiary of the Company. Pursuant to the Agreement, the Company sold to Gumption Trading (i) all of the shares of its wholly owned subsidiaries DF Paper Guangdong Ltd., Guangdong Dransfield Paper Ltd., DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Co. Ltd., and (ii) all fixed assets of its subsidiary in Conghua, Guangzhou Dransfield Paper Limited. Guangzhou Dransfield Paper Limited agreed to lease back these assets from Gumption Trading for its paper manufacturing operations at a rent of HK$1.00 per annum for a term of one (1) year, renewable yearly thereafter upon mutual agreement. For such purchase, Gumption Trading paid to the Company a nominal aggregate amount of HK$5 and assumed all of the Company's liabilities including liabilities related to such subsidiaries and assets, incurred by the Company prior to January 28, 2004. The Group recorded a loss of HK$19,500,000 (US$2,500,000) resulting from the disposal of the fixed assets described above.

         The leased back assets are the basis for the Group's current operating revenues from its paper manufacturing business, which the management believes provide the Group with a solid platform for its existing paper manufacturing business.

NOTE 9 - INTEREST IN AN AFFILIATE

         On August 8, 2000, the Group entered into an agreement with a third party whereby the Group agreed to acquire 26% equity interest in Tianjin 3D Image Technique Company Limited ("TJ3D") for a consideration of 1,560,000 shares of the Company's common stock valued at HK$12,936,000 (US$1,658,000) based upon the closing price of the Company's common stock on August 8, 2000.

         TJ3D is engaged in production and distribution of three-dimensional visual products, which were developed by Professor Li, an executive director of the Company, and his team. Professor Li was appointed as a director of DFCT on August 16, 2000 subsequent to the acquisition of TJ3D.

         The investment is accounted for using the equity method. The Group's proportionate share of the affiliate's net loss in 2002 amounted to HK$1,332,000 (US$171,000). The affiliate did not achieve the profitability target established prior to acquisition by a significant margin. Due to changes in market conditions, the former management believed that the investment's impairment is other than temporary based on an analysis of discounted cash flows. Accordingly, an impairment loss of HK$3,262,000 (US$418,000) was recorded in 2002. The impairment loss and the amortization of excess of carrying value over equity in net assets are recorded in the statement of operations in equity in loss of affiliate.

         No movement was recognized for interest in Affiliate for the year ended March 31, 2004.

NOTE 10 - IMPAIRMENT OF LONG-LIVED ASSETS

         No Impairment loss was recognized for the year ended March 31, 2004.

         During 2002, certain assets related to the Group's paper mills under construction in Xinhui and Jiangyin were written down to amounts based on the market value in place. During 2003, the following factors required management to reassess the carrying value of those long-lived assets:

         (i) The lack of sufficient working capital to continue the jumbo--tissue-rolls-for-paper converters and the consumer-grade hygienic tissue products business;

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

         As a result, management decided to formulate a plan to abandon completion of the two paper mills and dispose of the idle machinery and equipment at the plant in Conghua. Management reviewed the carrying amounts of all the assets and, after taking advice from professional valuers, recognized an impairment loss of HK$97,792,000 (US$12,537,000) (2002: HK$7,939,000
(US$1,018,000)) for the year ended March 31, 2003 based on the fair market values.

         The following is a summary of the impairment loss of property, plant and machinery by category for each year:


                                                                              YEAR ENDED MARCH 31,
                                                              ---------------------------------------------------
                                                               2002           2003           2004           2004
                                                              -------        -------       -------        -------
                                                              HK$'000        HK$'000       HK$'000        US$'000
Paper manufacturing
- Leasehold land and buildings                                   --             --             --             --
- Machinery and equipment                                      7,939         97,792            --             --
                                                              -------        -------       -------        -------
                                                               7,939         97,792            --             --
                                                              =======        =======       =======        =======

NOTE 11 - DUE FROM AFFILIATE



         On October 28, 2004, the Group received letters from three of the investors in its February 2004 private placement stating their desire to rescind their purchase of an aggregate of 11,200,000 shares in light of the Group's subsequent receipt of a delisting notice from Nasdaq in March 2004. These letters confirmed oral requests made by these investors earlier in 2004. In March 2004, the Group established a fund of RMB20 million (HK$18,843,000 or US$2,417,000) for investment purposes with Shenzhen International Trust Investment Company, a nationally owned investment company. As a result of the requests from investors, and for the purpose of repaying these investors in the event that the Company's board of directors decided to take such action, the fund of RMB20 million (HK$18,843,000 or US$2,417,000) was set aside into escrow (the "Escrow") pursuant to the terms of a loan agreement dated March 26, 2004 between Shenzhen International Trust Investment Company and an affiliate of the Group's, China Merchants DiChain Investment Holdings Ltd. ("China Investment Holdings"). Pursuant to the terms of the loan agreement, the initial duration of the loan was for one (1) year bearing interest of 4.8% per year. The Escrow is now being held by China Investment Holdings and is available to the Company on demand. All interest earned on the Escrow remains with China Investment Holdings. DiChain Holdings Ltd., the parent and owner of all of the capital stock of China Investment Holdings, agreed to guarantee payment of the Escrow to the Group should China Investment Holdings fail to repay the Escrow. Based on the advice of counsel, the Company's board of directors believes that it does not have a legal obligation under the placement documents to refund the investors' purchase and at a meeting of the Board held on November 5, 2004, the Board decided to demand repayment of the Escrow as soon as possible.

NOTE 12 - DUE TO AFFILIATE

         The balance is due to an affiliate of Dransfield Holdings Ltd. ("DHL") and represents amounts brought forward from previous years for expenses paid by DHL on the Group's behalf. The balance is unsecured, interest-free and has no fixed terms of repayment.

         On June 11, 2003, the Company issued a total of 3,201,513 shares at US$0.23 each to DHL to settle partially the debts due to DHL up to a total of HK$5,744,000.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

         Capital Commitments

         As of March 31, 2004, the Group had outstanding capital commitments as follows:


                                                                              YEAR ENDED MARCH 31,
                                                              ---------------------------------------------------
                                                               2002           2003           2004           2004
                                                              -------        -------       -------        -------
                                                              HK$'000        HK$'000       HK$'000        US$'000
Property, plant and equipment                                 40,407         40,407            --             --
                                                              =======        =======       =======        =======

         Contingencies

1. On January 26, 2004, the Company, Gumption Trading Limited (the "Purchaser") and Guangzhou Dransfield Paper Ltd. ("GDPL") entered into the Agreement wherein the Company disposed of a majority of its assets primarily to streamline its paper operations. The Purchaser assumed all the liabilities including contingency liabilities of the Company and its subsidiaries incurred by the Company prior to January 28, 2004. By a guarantee dated January 28, 2004 and by a deed of confirmation dated September 20, 2004, the guarantor, an independent third party, guaranteed to the Company and GDPL the due payment by the Purchaser of all sums and charges under the Agreement and due performance and observance by the Purchaser of the terms and conditions of the Agreement.

         As a result of the disposal of the subsidiaries and the guarantee provided by the guarantor, the liabilities, including contingent liabilities of the Company and its subsidiaries incurred prior to January 28, 2004, have been fully assumed by the Purchaser.

2. Accordingly, as the liabilities of the Company and its subsidiaries in relation to the pending litigations as mentioned in the last annual report were incurred prior to the completion of the Agreement, the Purchaser has assumed all the liabilities resulting from the said pending litigations.

         In May 2004, Mr. Horace Yao Yee Cheong ("Mr. Yao"), the former chairman and executive director of the Company, sued the Company, seeking, inter alia, the unpaid remuneration of HK$480,000 and a short term advance of HK$1,162,222, plus interest and costs, and specific performance by the Company to allot to Mr. Yao 1,153,846 fully paid shares of common stock and 62,500 shares of common stock at US$0.001 par value. Mr. Yao's claim falls within the ambit of the Agreement as supplemented by the Guarantee and thus no provision in relation to the claimed amount has been made in the financial statements.

3. In February 2004, the Company completed a private placement of 21.5 million shares of its common stock at US$0.20 per share or an aggregate amount of US$4.3 million.

         The Group received letters on October 28, 2004 from three of the investors in its February 2004 private placement stating their desire to rescind their purchase of an aggregate of 11,200,000 shares in light of our subsequent receipt of a delisting notice from Nasdaq in March 2004. These letters confirmed oral requests made by these investors earlier in 2004. The Company allocated funds for the purpose of repaying these investors in the event that the Board decides to take such action. Based on the advice of counsel, the Company's board of directors believes that it does not have a legal obligation under the placement documents to refund the investors' purchase.

4. In connection with the preparation of this Annual Report on Form 20-F and after consultation with its legal counsel in the BVI, the Group was informed that it should have sought and received shareholder approval under BVI law prior to entering into the Agreement due to the fact that the combined assets being sold by the Group at such time exceeded fifty percent (50%) of its total assets. The Group has engaged BVI counsel and U.S. counsel to prepare the documents required to obtain the approval of its shareholders at a special meeting to ratify the transaction into which we entered with Gumption Trading. Pursuant to the laws of the BVI, upon the Group receiving approval from a majority of its shareholders, the transaction with Gumption Trading will be ratified and approved as if such shareholder approval had been received prior to the execution of the Agreement. Section 83 of the International Business Companies Act (Cap. 291) of the BVI provides dissenters rights for those of the Group's shareholders who held their shares at the time of this transaction and exercise their right to dissent from the transaction entitling them to receive fair value for their shares. On November 8, 2004, we filed a report on Form 6-K with the SEC in connection with the Agreement and the required shareholder approval. In connection with the dissenters rights, the Group is unable to quantify at this time the number of shareholders who held their shares at the time of this transaction and who may exercise their right to dissent from the transaction.

NOTE 14 - RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

         The major related party transactions are described in further detail below. Management believes that the methods used in allocating costs are reasonable.


                                                                              YEAR ENDED MARCH 31,
                                                              ---------------------------------------------------
                                                               2002           2003           2004           2004
                                                              -------        -------       -------        -------
                                                              HK$'000        HK$'000       HK$'000        US$'000
Storage and delivery charges (Note (a))                          362            725            --             --
Management fee paid
     (Note (b))                                                   --             --          2,200            282
                                                              =======        =======       =======        =======

         Notes:

         (a)      Storage and delivery charges

                  Storage and delivery services are provided to the Group by Dransfield Services Limited which is a subsidiary of DHL. According to the management, these transactions were carried out at the terms determined and agreed by the relevant parties.

         (b)      Management fee

                  On May 1, 2003, Victorison Logistics Limited ("VLL"), an affiliate of the Company, entered into an agreement with the Company whereby VLL agreed to provide management services to the Group at the monthly fee of HK$200,000 (US$25,641). According to the management, these transactions were carried out at the terms determined and agreed by the relevant parties.

NOTE 15 - LOSS ON DISPOSAL OF SUBSIDIARIES


                                                 2004
                                               -------
                                               HK$'000
Net assets disposed of:
Property, plant and equipment                   12,835
Cash at bank                                        16
Prepayments and other receivables                  179
Accrued liabilities and other payables          (1,860)
Construction payable                            (2,826)
Accrued rental payable                            (199)
Due to affiliates                                  (72)
                                               -------
Loss on disposal of subsidiaries                 8,073

Satisfied by cash of HK$5                          --
                                               -------
Cash at bank disposed of                            16
                                               -------

          The subsidiaries disposed of during the year did not have any significant impact on the Group's operating results and cash flows.

NOTE 16 - NON-CASH TRANSACTION

         On June 11, 2003, the Company issued a total of 3,201,513 shares of the Company at US$0.23 each to DHL to settle partially debts due to DHL up to a total of HK$5,744,000.

NOTE 17 - FINANCIAL INSTRUMENTS

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

         On January 26, 2004 pursuant to the Agreement, the Company disposed of its four loss making subsidiaries and certain paper manufacturing assets at a nominal total consideration of HK$5 whereas Gumption Trading Ltd. assumed all the liabilities related to such subsidiaries and assets prior to January 28, 2004. Under the Agreement, Gumption Trading Ltd. also agreed to lease back part of the paper manufacturing assets to the Group at a rent of HK$1.00 per annum.

NOTE 18 - CONCENTRATION OF RISK

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

NOTE 19 - PENSION SCHEME

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

         Pension scheme expenses, net of forfeited contributions, were insignificant for the three years ended March 31, 2004.

NOTE 20 - SEGMENT REPORTING AND CONCENTRATIONS OF MAJOR CUSTOMERS

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

NOTE 20 - SEGMENT REPORTING AND CONCENTRATIONS OF MAJOR CUSTOMERS - CONTINUED

         The Group operates in two industry segments, paper merchanting and paper manufacturing. Operations in paper merchanting include the buying and selling of paper on a back-to-back basis.


                                                               2002        2003        2004        2004
                                                             --------    --------    --------    --------
                                                              HK$'000     HK$'000     HK$'000     US$'000
Net sales

  Paper merchanting                                             1,165         142        --          --
  Paper manufacturing                                           5,433       5,346       4,131         530
                                                             --------    --------    --------    --------
Total consolidated net sales                                    6,598       5,488       4,131         530
                                                             ========    ========    ========    ========
Depreciation charge
  Paper merchanting                                              --          --          --          --
  Paper manufacturing                                           1,588       1,987       1,419         182
                                                             --------    --------    --------    --------
Total consolidated depreciation charge                          1,588       1,987       1,419         182
                                                             ========    ========    ========    ========
Profit/ (loss)
  Paper merchanting                                              (681)         28        --
  Paper manufacturing                                         (12,026)   (101,427)     (2,544)       (327)
                                                             --------    --------    --------    --------
Total segment loss                                            (12,707)   (101,399)     (2,544)       (327)
Reconciling items
  Corporate expenses                                             (767)       (275)     (4,730)       (606)
  Loss on disposal of subsidiaries                               --          --        (8,073)     (1,034)
  Loss on disposal of fixed assets                               --          --       (19,500)     (2,500)
  Equity in loss of an affiliate                               (4,594)       --          --          --
                                                             --------    --------    --------    --------
Total consolidated loss before income taxes                   (18,068)   (101,674)    (34,847)     (4,467)
                                                             ========    ========    ========    ========
Segment assets
  Paper merchanting                                                85           9           9           1
  Paper manufacturing                                         134,972      34,840       1,109         142
                                                             --------    --------    --------    --------
Total segment assets                                          135,057      34,849       1,118         143
Reconciling item
  Corporate assets                                                188          43      35,657       4,572
  Interest in an affiliate                                          1           1           1           1
                                                             --------    --------    --------    --------
Total consolidated assets                                     135,246      34,893      36,776       4,715
                                                             ========    ========    ========    ========
Expenditure for additions to property, plant and equipment
  Paper manufacturing                                             105           3          15           2
                                                             --------    --------    --------    --------
Total expenditure for additions                                   105           3          15           2
                                                             ========    ========    ========    ========

         Geographic information which is disclosed based on the destination of the customers where goods are provided is set out below:


                                                      2002        2003        2004       2004
                                                    -------     -------     -------     -------
                                                    HK$'000     HK$'000     HK$'000     US$'000
Net sales
  Hong Kong and Macau                                 1,165       2,397       1,948         250
  Other parts of the PRC                              3,667       3,091       2,183         280
  Other parts of Asia                                 1,766        --          --          --
                                                    -------     -------     -------     -------
Total consolidated net sales                          6,598       5,488       4,131         530
                                                    =======     =======     =======     =======
Depreciation charge
  Other parts of the PRC                              1,588       1,987       1,419         182
                                                    -------     -------     -------     -------
Total consolidated depreciation charge                1,588       1,987       1,419         182
                                                    =======     =======     =======     =======
Loss
  Hong Kong and Macau                                (1,506)       (275)       --
  Other parts of the PRC                            (16,281)   (101,399)    (34,847)     (4,467)
  Other parts of Asia                                  (281)       --
                                                    -------     -------     -------     -------
Total consolidated loss before income taxes         (18,068)   (101,674)    (34,847)     (4,467)
                                                    =======     =======     =======     =======
Long-lived assets
  Other parts of PRC                                133,549      33,747        --          --
                                                    -------     -------     -------     -------
Total long-lived assets                             133,549      33,747        --          --
                                                    =======     =======     =======     =======
Expenditure for additions to property, plant and
  equipment
  Other parts of the PRC                                105           3        --          --
                                                    -------     -------     -------     -------
Total expenditure for additions                         105           3        --          --
                                                    =======     =======     =======     =======


         There were no inter-segment sales for the three years ended March 31, 2004.

         Major Customers

         For the fiscal year ended March 31, 2002, there was one customer accounted for more that 10% of the total net assets. It was HK$1,282,000 (US$164,000 or 18.6%). For the fiscal year ended March 31, 2003, there were three customers accounted for more than 10% of the total net sales. They were HK$1,499,000 (US$192,000 or 27%), HK$948,000 (US$122,000 or 17%) and HK$553,000
(US$71,000 or 10.1%) respectively. For the fiscal year ended March 31, 2004, five customers accounted for more than 10% of the total net sales. They were HK$1,306,000 (US$167,000 or 31.6%), HK$563,000 (US$72,000 or 13.6%), HK$529,000
(US$68,000 or 12.8%), HK$524,000 (US$67,000 or 12.7%) and HK$444,000 (US$57,000
or 10.7%) respectively.

NOTE 21 - COMMON STOCK OPTIONS

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

         The status of the Company's stock options as of March 31 is summarized below:

                                                      NUMBER
                                                        OF             WEIGHTED AVERAGE
                                                     OPTIONS            EXERCISE PRICE
                                                   ----------          ----------------
        Outstanding at March 31, 2001                 799,500               US$0.82
        Cancelled                                     (99,500)              US$0.82
        Forfeited                                     (95,000)              US$0.82
                                                   ----------
        Outstanding at March 31, 2002                 605,000               US$0.82
        Granted                                       270,000               US$0.28
                                                   ----------
        Outstanding at March 31, 2003                 875,000               US$0.65
        Granted                                     1,710,000               US$0.37
        Exercised                                  (1,755,000)              US$0.37
        Cancelled                                    (830,000)              US$0.37
                                                   ----------
        As at March 31, 2004                             --
                                                   ==========

                                                                    NUMBER         WEIGHTED
                                                                      OF            AVERAGE
                                                                    OPTIONS      EXERCISE PRICE
                                                                    -------      --------------
         Options exercisable at:

         March 31, 2002                                             605,000             US$0.82
         March 31, 2003                                                --                   --
         March 31, 2004                                                --                   --
                                                                    =======            ========
         Weighted average fair value of options granted during
         the year ended
           March 31, 2002                                                                   --
           March 31, 2003                                                                  0.19
           March 31, 2004                                                                  0.24
                                                                                       ========

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

         On May 17, 2002, the board of directors resolved to grant a total of stock options pursuant to Plan 2 amounting to 542,000 shares at an exercise price of US$0.286 per share, being the average market closing price of the Company's share in the last five trading days of the grant, to management and staff.

         On April 2, 2003, all the stock option under Plan 2 as of March 31, 2003 had lapsed.

         On June 11, 2003, the board of directors granted to certain members of the Company's management a total of 1,710,000 stock options pursuant to the 2002 Stock Option Plan, at an exercise price of US$ 0.23 per share, which exercise price was the closing price of the Company's common stock on June 10, 2003. The Group applies Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for the Plan. The compensation expense represents the difference between the option exercise price and the fair market value of the Company's common stock at the respective dates of grant and is recognized over the vesting period. No compensation expense was recognized for the years ended March 31, 2002, 2003 and 2004 as the exercise prices of the outstanding options exceeded the fair market value of the Company's shares as of March 31, 2002, 2003 and 2004.

NOTE 22- CONTRIBUTED SURPLUS

         The amount represents a net compensation of HK$1,530,000 (US$196,000) from a minority shareholder, which was accounted for as a capital transaction in 1998, and accumulated stock compensation expense of HK$3,147,000. No stock compensation expense was recognized for the three years ended March 31, 2004.

NOTE 23 - POST BALANCE SHEET EVENTS

         1. In March 2004, the Company received a letter from the Nasdaq Listing Qualifications Department indicating that it was subject to being delisted off of The Nasdaq Small Cap Market because of its failure to comply with Nasdaq Marketplace Rules.

            The Company requested an oral hearing before the Nasdaq Listing Qualifications Panel (the "Panel") to review the determination reached by the Nasdaq Listing Qualifications Department. Under applicable rules, the hearing request stayed the delisting of the Company's common stock off of The Nasdaq Small Cap Market, pending a decision by the Panel.

            The hearing was held on April 22, 2004 in Washington, D.C. On May 21, 2004, the Company received a notification letter from counsel for the Nasdaq Listing Qualifications Department stating that its common stock would be delisted from The Nasdaq SmallCap Market effective as of the open of business on Tuesday, May 25, 2004. On such date, the Company's common stock was listed on the OTCBB under the symbol "DFCT".

         2. On April 20, 2004 the Company issued 5,200,000 new shares of US$0.404 per share to the unrelated investor, Squadram Limited raising a total of HK$16.4 million (U.S.$2.1 million). The proceeds from the said new issue were received in full.

         3. In February 2004, DICHAIN Software Systems (Shenzhen) Ltd. ("DICHAIN Software") and the Company's board of directors entered into discussions in connection with a possible merger of the two companies. After reviewing the proposal, the board concluded that the addition of DICHAIN Software's business would add significant value to the Group in terms of overall revenue, net profit, and net assets. Consequently, a meeting of the Company's shareholders took place on March 25, 2004 and the merger was voted on and passed.

            On May 25, 2004, the Company merged with DICHAIN Software. DICHAIN Software is now a wholly owned subsidiary of the Company. The information technology business of DICHAIN Software has now become the Group's primary business.

         4. On June 7, 2004, after the merger with DICHAIN Software, the Company filed an initial listing application to list its common stock on The Nasdaq SmallCap Market. On August 17, 2004, the Company received a letter from Nasdaq Listing Qualifications Department denying the application for listing. On August 23, 2004, the Company filed an application for another hearing in front of the Panel. The hearing was held on September 30, 2004 in Washington, D.C. At the time of filing this annual report, the Company has not received a response from the Nasdaq regarding such hearing.

         5. As stated in Note 13(3) to the financial statements, the Company completed a private placement of 21.5 million shares of its stock at US$0.20 per share or an aggregate amount of US$4.3 million in February 2004. In connection with this private placement, the Company received letters on October 28, 2004 from three of the investors in its February 2004 private placement stating their desire to rescind their purchase of an aggregate of 11,200,000 shares in light of our subsequent receipt of a delisting notice from Nasdaq in March 2004. These letters confirmed oral requests made by these investors earlier in 2004.

Up to the date of this report, the Company has not received any further request from those investors.

         6. As stated in Note 13(4) to the financial statements, the Company filed a report on Form 6-K with the SEC on November 8, 2004 in connection with the Agreement with Gumption Trading Ltd. and the required shareholder approval.

ITEM 19. EXHIBITS.

         The following exhibits are filed as a part of this annual report:


        Exhibit                                                      Item
        --------           ---------------------------------------------------------------------------------------
        1.1         --     Certificate of Merger issued on February 26, 1997, by the Registrar of Companies of the
                           British Virgin Islands, evidencing the merger between Dransfield China Paper
                           Corporation, as the surviving company, and Dransfield Paper Holdings Limited, as the discontinuing company.(1)

        1.2         --     Memorandum of Association of Dransfield China Paper Corporation.(2)

        1.3         --     Restated and Amended Articles of Association of Dransfield China Paper Corporation.(3)

        1.4         --     Certificate of Incorporation, dated as of March 28, 2000, changing the name of the corporation from Dransfield China Paper Corporation to DF China Technology, Inc.(4)

        4.1         --     1996 Share Option Scheme, as amended, adopted by Dransfield China Paper Corporation (now known as DF China Technology, Inc.).(5)

        4.2         --     2002 Stock Option Plan.(6)

        4.3         --     Form of Agreement for the Sale and Purchase of Shares (the "Share Purchase Agreement")
                           in certain subsidiaries of DF China Technology Inc. and Certain Assets in the PRC, dated as of January 26, 2004 among DF China Technology Inc., Gumption Trading Limited, a company incorporated in the British Virgin Islands, and Guangzhou Dransfield Paper Ltd,
                           a company incorporated in the PRC.*

        Exhibit                                                      Item
        --------           ---------------------------------------------------------------------------------------
        4.4         --     Form of Deed of Guarantee, dated as of January 26, 2004, of Qingdao Haotian Investment
                           Limited, as Guarantor, in connection with the Share Purchase Agreement.*

        4.5         --     Form of Deed of Confirmation, dated as of September 20, 2004, among DF China Technology
                           Inc., Gumption Trading Limited, a company incorporated in the British Virgin Islands, and Guangzhou Dransfield Paper Ltd, a company incorporated in the PRC.*

        4.6         --     Agreement for the Exchange of Common Stock, dated as of February 13, 2004, by and among
                           DF China Technology Inc. and DiChain Systems Limited, a limited company incorporated in
                           Hong Kong, Farsight Holdings Limited, a limited company incorporated in the British
                           Virgin Islands, Squadram Limited, a limited company incorporated in the British Virgin
                           Islands, and Earnest Investments Services Limited, a limited company incorporated in the
                           British Virgin Islands.*

        4.7         --     Form of Letter Agreement, dated February 4, 2004, between DF China Technology, Inc. and
                           Quam Securities Company Limited, as Placement Agent.*

        4.8         --     Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Asia
                           Century Development Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,900,000 shares of DF China
                           Technology Inc.*

        4.9         --     Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Global
                           China Enterprises Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,100,000 shares of DF China
                           Technology Inc.*

        4.10        --     Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Poly
                           Crown Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,200,000 shares of DF China Technology
                           Inc.*

        4.11        --     Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to
                           Kinetic Point Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,500,000 shares of DF China Technology
                           Inc.*

        4.12        --     Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Host
                           Glory Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,000,000 shares of DF China Technology
                           Inc.*

        4.13        --     Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Sino
                           Castle Holdings Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 1,000,000 shares of DF China Technology
                           Inc.*

        Exhibit                                                      Item
        --------           ---------------------------------------------------------------------------------------
        4.14        --     Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Gush
                           Intelligence Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,800,000 shares of DF China Technology
                           Inc.*

        4.15        --     Form of Subscription Offer Letter of DF China Technology, Inc. to Squadram Limited and
                           the related subscription confirmation, each dated April 5, 2004, in connection with the purchase by Squadram Limited of 5,200,000 shares of DF China Technology Inc.*

        8.1         --     List of all subsidiaries of DF China Technology, Inc.*

        11.1        --     Code of Ethics for CEO and Senior Financial Officers.*

        11.2        --     Code of Business Conduct and Ethics.*

        12.1        --     Section 302 Certification of Chief Executive Officer.*

        12.2        --     Section 302 Certification of Chief Financial Officer.*

        13.1        --     Section 906 Certification of the Chief Executive Officer.*

        13.2        --     Section 906 Certification of the Chief Financial Officer.*

---------------

         *        Filed herewith.

         (1) Incorporated by reference herein from DF China Technology, Inc.'s Form S-1 (SEC File No. 333-11637) filed with the SEC on September 9, 1996.

         (2) Incorporated by reference herein from DF China Technology, Inc.'s Amendment No. 1 to Form S-1 (SEC File No. 333-11637) filed with the SEC on December 30, 1996.

         (3) Incorporated by reference herein from DF China Technology, Inc.'s Form 6-K filed with the SEC on March 7, 1997; incorporated herein.

         (4) Incorporated by reference herein from DF China Technology, Inc.'s Amendment No. 2 on Form F-1 filed with the SEC on June 25, 1997.

         (5) Incorporated by reference herein from DF China Technology, Inc.'s Annual Report on Form 20-F for the fiscal year ended March 31, 2002, filed with the SEC on October 15, 2002.

         (6) Incorporated by reference herein from DF China Technology, Inc.'s Form 6-K filed with the SEC on July 22, 2003.

                                   SIGNATURES


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

                                     DF CHINA TECHNOLOGY, INC.


                                     By: /s/ Dr. Fan Di
                                        ----------------------------------------
                                     Name:  Dr. Fan Di
                                     Title: Chairman and Chief Executive Officer

Date:  November 18, 2004