Form 20-F
period 2005-03-31
CHINA TECHNOLOGY GLOBAL CORP
filed 2005-11-16
CIK 1021126

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the fiscal year ended March 31, 2005
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from _____________ to _____________
                                       OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       Date of event requiring this shell company report

                        Commission file number 000-21919

                       CHINA TECHNOLOGY GLOBAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                     TERRITORY OF THE BRITISH VIRGIN ISLANDS
                 (Jurisdiction of incorporation or organization)

                  UNIT 3611, 36/F, WEST TOWER, SHUN TAK CENTRE,
                    168-200 CONNAUGHT ROAD CENTRAL, HONG KONG
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                         Section 12(b) of the Act. NONE

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.
                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.
                                 NOT APPLICABLE
                                (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
             263,948,336 SHARES OF COMMON STOCK AS OF MARCH 31, 2005

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
         Securities Exchange Act of 1934 during the preceding 12 months
         (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 [X] Yes [ ] No

      Indicate by check mark which financial statement item the registrant has elected to follow. [ ] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ]Yes [X] No

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO US DOLLARS.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission ("SEC"). Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. See "Item 3. Key Information - Risk Factors." These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward-looking statements.


                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
================================================================================

Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
================================================================================

Not applicable.


ITEM 3.  KEY INFORMATION.
================================================================================

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended March 31, 2005, 2004 and 2003, was derived from the consolidated financial statements of the Company which have been audited by Jimmy C.H. Cheung & Co., as indicated in their report which is included elsewhere in this report. The selected financial data for the years ended March 31, 2002 and 2001 cannot be provided without reasonable effort or expense.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

                                                                    YEARS ENDED MARCH 31,
                                         -----------------------------------------------------------------------------
                                                2003               2004                2005               2005
INCOME STATEMENT DATA:                        HK$'000             HK$'000            HK$'000           US$'000 (1)<F1>
                                              -------             -------            -------           ---------------
Net sales..............................              -                   -             17,573               2,253
(Loss) income from continuing
operations before taxes................              -              (4,731)               766                  98
(Loss) income from discontinued
operations.............................       (101,674)            (30,116)               921                 118
Net (loss) income......................       (101,674)            (34,847)             1,157                 148
(Loss) income per common share from
continuing operations..................              -             HK$(0.1784)          HK$0.0011           US$0.0001
(Loss) income per common share from
discontinued operations................        HK$(5.1053)         HK$(1.1355)          HK$0.0042           US$0.0005




                                                                    YEARS ENDED MARCH 31,
                                         -----------------------------------------------------------------------------
                                                2003               2004                2005               2005
INCOME STATEMENT DATA:                        HK$'000             HK$'000            HK$'000           US$'000 (1)<F1>
                                              -------             -------            -------           ---------------
Net (loss) income per common stock
- basic and diluted....................        HK$(5.1053)         HK$(1.3139)          HK$0.0052           US$0.0007

                                                                         AS OF MARCH 31,
                                                2003               2004                2005               2005
BALANCE SHEET DATA:                           HK$'000             HK$'000            HK$'000           US$'000 (1)<F1>
                                              -------             -------            -------           -----------
Fixed assets...........................         33,747                  15              1,622                 208
Total assets...........................         34,893              36,776            872,032             111,799
Long-term liabilities..................              -                   -             45,283               5,804
Stockholders' equity...................         19,868              29,849            673,881              86,395
------------------

(1)<F1> The translation from Hong Kong dollars into U.S. dollars for the 2005 data is at US$1.00 equals HK$7.8, the conversion rate prevailing on March 31, 2005.

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

RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY.

All of our revenues come from our subsidiary, DICHAIN Software, which was founded and commenced operations in December 3, 2001. DICHAIN Software's operating history may be insufficient for you to evaluate our business and future prospects.

KEY EMPLOYEES ARE ESSENTIAL TO BUILDING OUR CUSTOMER RELATIONSHIPS AND OUR BUSINESS.

We are highly dependent on key employees. Dr. FAN Di, our Chairman and Chief Executive Officer, ZHOU Li Yang, our Director and Chief Financial Officer, TAI Ching Nam, our Strategic Controller, WANG Wei, our Director and Deputy General Manager (responsible for software development, e-commerce and office administration), WANG Zhenhua, our Vice President and Sales Director, XI Xiuwen, our Finance Manager and Investment Director, QI Ming Yau, our Director and Vice President (responsible for GPS/GIS business development), WANG Zhiquan, our Vice President (responsible for cell phone software application), YU Wai Kit, our Company Secretary and FU Li, our Investors Relation Manager are essential to our ability to establish and maintain relationships with our customers. Competition in our industry for executive-level personnel is strong and we can make no assurance that we will be able to hire, motivate and retain highly effective executive employees.

OUR OPERATIONS COULD BE CURTAILED IF WE ARE UNABLE TO OBTAIN REQUIRED ADDITIONAL FINANCING.

As of March 31, 2005, we had approximately HK$101,962,000 (US$13,072,000) in cash and cash equivalents. In the future, we may need to raise additional funds through public or private financing, which may include the sale of equity securities. The issuance of these equity securities could result in dilution to our shareholders. If we are unable to raise capital when needed, our business growth strategy may slow, which could severely limit our ability to generate revenue.

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

OUR INABILITY TO LIST OUR COMMON STOCK ON THE NASDAQ CAPITAL MARKET MAY MAKE OUR COMMON STOCK MORE DIFFICULT TO TRADE, HARM OUR BUSINESS REPUTATION AND ADVERSELY AFFECT OUR ABILITY TO RAISE FUNDS IN THE CAPITAL MARKETS.

The de-listing of our common stock from the NASDAQ SmallCap Market (now known as the NASDAQ Capital Market) may have made our common stock more difficult to trade, may have harmed our general business reputation and may have impaired our ability to raise funds in the capital markets, which could have a material adverse effect on our business, results of operations and financial condition. We may not be able to satisfy NASDAQ's initial listing requirements to be eligible to re-apply for listing on the NASDAQ Capital Market.

OUR MAJOR SHAREHOLDERS HAVE SIGNIFICANT INFLUENCE OVER SHAREHOLDER VOTES.

As of November 8, 2005, five of our major shareholders beneficially owned approximately 76% of the total voting power of our company, approximately 45% of which is beneficially owned by DiChain Systems Limited, approximately 11% of which is beneficially owned by Farsight Holdings Limited, approximately 9% of which is beneficially owned by Squadram Limited, approximately 6% of which is beneficially owned by Earnest Investments Services Limited, and approximately 5% of which is beneficially owned by China Merchants DiChain (Asia). Accordingly, these major shareholders have significant influence in determining the composition of our Board of Directors and other significant matters requiring shareholder approval, including amendments to our memorandum or articles of association, a substantial sale of assets, a merger or similar corporate transaction or a non-negotiated takeover attempt. Such concentration of ownership may discourage a potential acquirer from making an offer to buy us that other shareholders might find favorable, which in turn could adversely affect the market price of our common stock.

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

RISKS RELATED TO OUR TECHNOLOGY AND EQUIPMENT

WE MUST RESPOND QUICKLY AND EFFECTIVELY TO NEW TECHNOLOGICAL DEVELOPMENTS.

Our business is highly dependent on our computer and software systems. Our failure to maintain the superiority of our technological capabilities or to respond effectively to technological changes could adversely affect our business, results of operations or financial condition. Our future success also depends on our ability to enhance existing services and introduce new services or products to respond to changing technological developments. If we are unable to successfully develop and bring to market new services or products in a timely manner, our competitors' technologies or services may render our products or services noncompetitive or obsolete.

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

OUR SOFTWARE MAY CONTAIN ERRORS, WHICH COULD RESULT IN THE LOSS OF CUSTOMERS AND REPUTATION, ADVERSE PUBLICITY, LOSS OF REVENUES, DELAYS IN MARKET ACCEPTANCE, DIVERSION OF DEVELOPMENT RESOURCES AND CLAIMS AGAINST US BY CUSTOMERS.

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


ITEM 4.  INFORMATION ON THE COMPANY.
================================================================================

HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is China Technology Global Corporation. We were incorporated on June 24, 1996 as an International Business Company pursuant to the International Business Companies Act of the British Virgin Islands. We were originally named Dransfield China Paper Corporation. On March 28, 2000, we changed our name to DF China Technology, Inc., and on January 12, 2005, we changed our name to China Technology Global Corporation. Our registered agent in the British Virgin Islands is HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

Our principal place of business is 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, where our telephone number is 852 2255 0688. Our agent in the United States is Fay M. Matsukage, Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado 80203.

We are listed on the Over-The-Counter Bulletin Board ("OTCBB") in the United States under the trading symbol "CTGLF". After our acquisition of DICHAIN Software, we became a leading supply chain management software and solutions provider in China. Our businesses are not materially dependent on any licenses, patents or other contracts with any third parties.

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

Since inception and subsequent entry as a public company in 1997 and up to March 2004, our main business focus had been in the paper manufacturing market in China and Hong Kong. However, due to changes in the industry and the inability of our previous management, this business never became profitable and resulted in losses for us and a significant depletion of shareholders' equity.

In May 2004, we merged with DiChain Software. DiChain Software is engaged in the business of designing, manufacturing and selling computer software and hardware products and systems solutions for the supply chain management and logistics industry in China and the business of DiChain Software has now become our core business.

SALE OF NON-CORE ASSETS

Our board of directors devoted its time and efforts to appraising the value of our assets and the merits of the business plan under which we have operated for the past several years. After their review, we determined that it was not feasible to continue to pursue the earlier objective of building an integrated paper manufacturer with four principal paper plants.

On January 26, 2004, we entered into an agreement (the "Agreement") with Gumption Trading Ltd. ("Gumption Trading"), a company incorporated in the BVI and Guangzhou Dransfield Paper Limited, a wholly owned subsidiary of ours. Pursuant to the Agreement, we sold to Gumption Trading (i) all of the shares of our wholly owned subsidiaries DF Paper Guangdong Ltd., Guangdong Dransfield Paper Ltd., DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Co. Ltd., and
(ii) all fixed assets of our subsidiary in Conghua, Guangzhou Dransfield Paper Limited. Guangzhou Dransfield Paper agreed to lease back these fixed assets from Gumption Trading for its paper manufacturing operations at a rent of HK$1.00 per annum for a term of one year, renewable yearly thereafter upon mutual agreement. For such purchase, Gumption Trading paid to us a nominal aggregate amount of HK$5 and assumed all of our liabilities, including liabilities related to such subsidiaries and assets described above, which we incurred prior to January 28, 2004. We entered into the Agreement primarily to streamline our operations. In connection with this transaction, we also received a guarantee from a third party, which guaranteed to us and Guangzhou Dransfield Paper Ltd. the due payment by Gumption Trading of all sums and charges under the Agreement and due performance and observance by Gumption Trading of the Agreement. We also entered into a deed of confirmation with Guangzhou Dransfield Paper Ltd. and Qindao Haotian Investment Limited to clarify and define the liabilities of Gumption Trading under the Agreement. This transaction closed on January 28, 2004.

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

We continued the manufacturing and selling of the consumer-grade jumbo paper roll products until March 2005. On 30 March 2005, our directors decided to cease the paper operation, the leased back assets were then returned to the owner.

PRIVATE PLACEMENTS

In February 2004, we completed a private placement with seven investors for 21.5 million shares of our stock at US$0.20 per share or an aggregate amount of US$4.3 million.

On October 28, 2004, we received letters from three of the investors in our February 2004 private placement stating their desire to rescind their purchase of an aggregate of 11,200,000 shares in light of our subsequent receipt of a delisting notice from NASDAQ in March 2004. These letters confirmed oral requests made by these investors earlier in 2004. In March 2004, we established a fund of RMB20 million (HK$18,843,000 or US$2,417,000) for investment purposes with Shenzhen International Trust Investment Company, a nationally owned investment company. As a result of the requests from investors, and for the purpose of repaying these investors in the event that our board of directors decided to take such action, the fund of RMB20 million (HK$18,843,000 or US$2,417,000) was set aside into escrow (the "Escrow") pursuant to the terms of a loan agreement dated March 26, 2004 between Shenzhen International Trust Investment Company and a related company of ours, China Merchants DiChain Investment Holdings Ltd. ("China Investment Holdings"). Pursuant to the terms of the loan agreement, the initial duration of the loan was for one (1) year bearing interest of 4.8% per year. All interest earned on the Escrow remains with China Investment Holdings. DiChain Holdings Ltd., the parent and owner of all of the capital stock of China Investment Holdings, agreed to guarantee payment of the Escrow to us should China Investment Holdings fail to repay the Escrow. Based on the advice of counsel, our board of directors believes that it does not have a legal obligation under the placement documents to refund the investors' purchase and at a meeting of the Board held on November 5, 2004, the Board decided to demand repayment of the Escrow as soon as possible. In March 2005, the Escrow was returned to the Company.

On April 5, 2004, the Company raised US$2.1 million in a private placement to one investor, Squadram Limited. We believe we are well positioned to execute our new business strategy.

THE ACQUISITION OF DICHAIN SOFTWARE

In February 2004, DICHAIN Software Systems (Shenzhen) Ltd. ("DICHAIN Software") and our board of directors entered into discussions in connection with a possible acquisition. After reviewing the proposal, our board concluded that the addition of DICHAIN Software's business would add significant value to us in terms of overall revenue, net profit, and net assets. Consequently, a meeting of our shareholders took place on March 25, 2004 and the acquisition was voted on and passed. The acquisition was completed in May 2004.

Prior to the acquisition, DICHAIN Software was affiliated with us (i) through two directors, Dr. Fan Di, our Chairman and Chief Executive Officer, and Aaron Zhu Xiaojun, our then Chief Financial Officer and an Executive Director, that were common to both entities and (ii) through the direct or indirect ownership of shares of capital stock of both entities by DiChain Holdings Limited. DiChain Holdings Limited, which is affiliated with China Merchants Group, a large business conglomerate in China, held approximately 2% of our common stock through its subsidiary DiChain Systems Ltd. and approximately 68% of the common stock of DICHAIN Software prior to the acquisition.

On May 25, 2004, we acquired DICHAIN Software. DICHAIN Software is now a wholly owned subsidiary of ours. The information technology business of DICHAIN Software has now become our primary business.

Prior to the issuance of 197,799,000 shares of our stock to the six shareholders of DICHAIN Software in connection with our acquisition of DICHAIN Software, there were 52,820,712 shares of our stock outstanding. The 197,799,000 shares issued represented approximately 78.9% of the 250,619,712 shares then outstanding after the acquisition.

This  78.9%  allocation  of our  common  stock to the  shareholders  of  DICHAIN
Software is consistent with the unaudited current net asset values in U.S. dollars of the Company and DICHAIN Software at the time of the acquisition, which were as follows:

     Company                         $     3,970,000        19.28%
     DICHAIN Software                     16,619,000        80.72%
                                     ---------------       -------
                                     $    20,589,000       100.00%
                                     ===============       =======

BUSINESS OVERVIEW

SUMMARY

DICHAIN Software is engaged in the business of designing, manufacturing and selling computer software and hardware products and systems solutions for the supply chain management and logistics industry in China. It has approximately 110 employees with headquarters in Shenzhen and branch offices in Shanghai, Beijing, Dalian, Wuhan, Chengdu and Chongqing. It has 320 customers and was rated by the International Data Corporation ("IDC"), a leading U.S. based IT consulting firm, as one of the leading IT solution providers in supply chain management and logistics in China in 2002 and 2003. DICHAIN Software has more than 30 intellectual property patents pending.

We believe DICHAIN Software is the first company in China to integrate GIS (Geographic Information System), GPS (Global Positioning System), wireless and web technologies to provide complete IT and consultancy solutions for the supply chain management and logistics operations industry. DICHAIN Software's products and solutions have been deployed by more than 320 customers in China and Hong Kong, including some of the largest logistics, manufacturing, and distribution companies. After our acquisition of DICHAIN Software, we believe we are positioned to continue to be a major IT solution provider in China in the next three to five years.

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

DICHAIN Software is headquartered in Shenzhen with branch offices in Shanghai, Beijing, Dalian, Wuhan, Chengdu and Chongqing. DICHAIN Software's main product line is its DAP(R) ("DICHAIN application platform") series. DAP is the first domestic IT platform in China designed by applying international state-of-the-art technologies and modern management concepts into the standardization of logistics and supply chain management in China.

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

Companies compete on the basis of their service, which is often largely determined by a company's ability to deliver product on time. Shortened time throughout the supply chain process may give a company an advantage over its competitors. Currently, logistics costs range on average between 30%-40% of total operating costs. As provided by the Ministry of Communications of China, in developed countries with an advanced logistics infrastructure, this logistics cost is approximately 10% of total costs. By employing integrated solutions that combine e-logistics technologies and MIS software, Chinese companies can achieve significant operational efficiencies and cost savings. As a result, a huge demand for modern logistics has emerged in China. According to the World Bank, the Chinese logistics market is expected to grow at 20%-30% per annum over the next five to ten years versus a global average growth of 10%-15%. The entire Asia Pacific logistics software market is expected to grow even faster.

Despite the growing demand of logistics software applications, China lacks sophisticated infrastructure and advanced technology in the logistics and supply chain management sector. There is no standardized logistics software platform available to create a common interface linking logistics systems with other operational and planning systems.

A rapid expansion in China's road or land transportation sector demands a focus on routing efficiencies. It is estimated by the Ministry of Communications of China that 60% of the freight capacity in China lies idle, while its storage capacity is five times that of the U.S. By applying information technology in managing logistics resources, including trucks, ships and warehouses, it is believed by the Ministry of Communications of China that the freight delivery time between Northern and Southern China can be reduced by seven to ten days. Consequently, the levels of inventory will decrease, resulting in the acceleration of capital flow.

An IDC survey report indicated that the market scale of IT products consumption in China's logistic industry had already reached RMB1.63 billion in 2003, an increase of 18.1% from 2002. Software related products sales were RMB 320 million, 19.6% of the total market, an increase of 51% from 2002.

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

    >    One scalable and adaptable integrated platform

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

    >    Convenient real-time information accessibility

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

    >    Immediate and cost-effective development of solutions

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

OUR TECHNOLOGY-RELATED PRODUCTS

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

Through our DAP(R) technology, we have products to serve a variety of applications and industries. Our products are:

     o    DAP(R) Container Ports Operation System;
     o    DAP(R) Logistics Network Operation System;
     o    DAP(R) Logistic Plan System;
     o    DAP(R) Warehouse Management System;
     o    DAP(R) Transportation Management System;
     o    DAP(R) Distribution Resource Planning System; and
     o    DAP(R) Office Automation System.

DAP(R) CONTAINER PORTS OPERATION SYSTEM ("DAP CTOS"). Based on modern shipping industry standards and requirements, DAP CTOS is designed and developed to ensure that the operation of a port can meet the ever-changing challenges ports face, both now and in the future. DAP CTOS covers all aspects of control, operations, planning and management of container terminals. From trucking and rail operations, berthing, loading, and discharging to management and control, DAP CTOS is the all-in-one solution for terminal operators. Various interfaces provide seamless, integrated access to information from clients and suppliers.

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

DAP(R) LOGISTICS NETWORK OPERATION SYSTEM ("DAP LNOS"). DAP LNOS mainly consists of the DAP Logistics Plan System, DAP Warehouse Management System, and DAP Transportation Management System, all of which are described below.

DAP(R) LOGISTIC PLAN SYSTEM ("DAP LPS"). DAP LPS is designed for complex logistics operations with multi-level distribution centers to maximize all resources of a logistics network. DAP LPS seamlessly integrates GPS, Barcode, radio frequency and other modern logistics technologies.

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

DAP(R) WAREHOUSE MANAGEMENT SYSTEM ("DAP WMS"). DAP WMS offers complete warehouse management solutions. It is designed for managing multiple warehouse locations. DAP WMS maximizes warehouse space utilization as well as warehouse equipment efficiency. It enables users to optimally allocate space for various products on its graphic warehouse rack space. The system's paperless operations process greatly reduces the margin of error and increases operation performance.

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

DAP(R) TRANSPORTATION MANAGEMENT SYSTEM ("DAP TMS"). DAP TMS integrates GPS, GIS and wireless communication technology. DAP TMS is capable of managing and tracking truck fleets in real-time. DAP TMS utilizes ILOG's optimization components, offering routing optimization planning solutions resulting in maximized fleet utilization and reduced capital assets expenditure.

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

DAP(R) DISTRIBUTION RESOURCE PLANNING SYSTEM ("DAP DRP"). DAP DRP collects data from entire supply chain and sales channels to assist in information flow. The system can manage various parties throughout a distribution channel according to each party's individual profile. DAP DRP can collect real-time information on inventory, orders, and sales of products from various distribution channel points. This greatly enhances a business' ability to manage its inventory and respond quickly to market needs.

DAP DRP's functions and features offer:

     o    Complete pricing system and pricing policy administration;
     o    Flexible operation flow control;
     o    Timely query of stock, marketing and financial information; and
     o    Management of sales promotion.

DAP(R) OFFICE AUTOMATION SYSTEM ("DAP OAS"). DAP OAS manages email, examination and approval flow and documents. It offers security and a user-friendly desktop interface. By deploying DAP OAS, the client can optimize its back-end office support and decision making processes.

DAP OAS's main functions and features enable:

     o    Voice mail messaging management and records management;
     o    Security;
     o    Telephone recording, data management and vehicle management;
     o    Business-to-business   service   arrangements,   activity  guides  and
          telephone directories; and
     o    Human resource management, recruitment and personal profiles.

COMPETITION

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

    > Continue to develop technology, standardize its products and protect intellectual property

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

    > Increase business capacity through addition and retention of high quality workforce

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

    > Establish and reinforce strategic relationships in technology and marketing

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

    > Continue to enhance our expertise in the logistics domain and Chinese market

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

SALES AND MARKETING

We sell our products and services through our own branch offices across China as well as through partner channels. Currently, we have branch offices in the largest cities in China. We conduct product promotion road shows and participate in industry trade shows. We also advertise in industry media and over the Internet, and use direct mailings and electronic mailings.

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

NASDAQ DELISTING

In March 2004, we received a letter from the NASDAQ Listing Qualifications Department indicating that we were subject to being delisted from the NASDAQ SmallCap Market because of our failure to comply with NASDAQ Marketplace Rules 4320(e)(2)(B) and 4350(i)(1)(D)(ii). Rule 4320(e)(2)(B) requires a company to have a minimum of $2,500,000 of shareholders' equity. Rule 4350(i)(1)(D)(ii) requires shareholder approval when a company issues more than 20% of its shares at a discounted price.

We requested an oral hearing before the NASDAQ Listing Qualifications Panel (the "Panel") to review the determination reached by the NASDAQ Listing Qualifications Department. Under applicable rules, the hearing request stayed the delisting of our common stock from The NASDAQ SmallCap Market, pending a decision by the Panel. Prior to the hearing, we presented a plan to the Panel for achieving and sustaining compliance with Marketplace Rule 4320(e)(2)(B) and we sought to comply with Marketplace Rule 4350(i)(1)(D)(ii).

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

In May 2004, our board sought to comply with newly adopted SEC and NASDAQ requirements regarding independent directors and corporate governance. We increased the size of our board of directors to nine, including four executive directors and five independent directors. We also created an audit committee consisting of three independent directors with accounting, business and legal backgrounds. We also adopted several corporate governance policies in order to have greater transparency in our corporate practices and to increase management accountability, including adopting corporate governance guidelines, an Audit Committee Charter, a Code of Ethics for our Chief Executive Officer and our Senior Financial Officers, employee compliance procedures for accounting and auditing matters, a Compensation Committee Charter and a Nominating Committee Charter.

On June 7, 2004, after our acquisition of DICHAIN Software, we filed an initial listing application to list our common stock on The NASDAQ SmallCap Market. On August 17, 2004, we received a letter from NASDAQ Listing Qualifications Department denying our application for listing. On August 23, 2004, we filed an application for another hearing in front of the Panel. We engaged the law firm of Loeb & Loeb LLP in New York to be our new corporate counsel. The hearing was held on September 30, 2004 in Washington, DC. On December 30, 2004, the Panel responded to the hearing and denied the Company's request for listing on the NASQAD SmallCap Market. We received a letter dated November 4, 2004 from the NASDAQ Listing Qualifications Department regarding our late filing of this Annual Report on Form 20-F. We responded to this letter and have filed this Annual Report accordingly.

ORGANIZATIONAL STRUCTURE

We are part of a group of companies. At the top of this group is DiChain Holdings Ltd. DiChain Holdings Ltd. has a 51.17% interest in China Merchants DiChain (Asia) Ltd., which currently has a 5.05% interest in us. Prior to our acquisition of DICHAIN Software, DICHAIN Holdings' wholly-owned subsidiary, DICHAIN Systems Ltd., held a 68% interest in DICHAIN Software. Following the acquisition, DICHAIN Software, incorporated in the People's Republic of China, became our wholly owned subsidiary and DICHAIN Systems Ltd. became a majority holder of our shares.

Since  the  sale  of our  subsidiaries  and  assets  we had  been  using  leased
facilities  and  equipment  for  our  paper  manufacturing   operations.   These
facilities and equipment were used to convert jumbo tissue rolls into consumer-grade hygienic tissue products. We believe that there are no environmental issues related to our paper manufacturing business or our software business. Due to the continuous unsatisfied performance, we cease our paper business operating in March 2005.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
================================================================================

The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere in "Item 18.
Financial Statements."

OVERVIEW

Until May 2004, we were principally engaged in the industry segments of paper merchanting and paper manufacturing. We acquired all of the capital stock of DiChain Software in May 2004 by issuing 197,799,000 shares of our common stock. DiChain Software is engaged in the business of designing, manufacturing, and selling computer software and hardware products and systems solutions for the supply chain management and logistics industry in China. The business of DiChain Software became our core business.

We ceased operations in the paper industry in March 2005. Accordingly, the financial statements for the operations of paper merchanting and paper manufacturing segments have been classified as discontinued operations in 2003, 2004 and 2005.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED MARCH 31, 2005 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 2004

SALES AND GROSS PROFIT. Sales are derived from the procurement of hardware on behalf of customers and professional services for system development, including design, planning, consulting, and system integration, the system consultancy services, and the monthly subscription fees for system services. System development service income is recognized based on the percentage of completion method. Revenues from customer contracts requiring significant production, modifications, or customization of the software are recognized over the installation and customization period. Labor hours and direct project expenses are used to determine the stage of completion, except for revenues associated with the procurement of hardware. Revenues from sales of hardware are recognized upon delivery. System consultancy services are recognized when services are rendered and obligations under related contracts are fulfilled. Subscription fees for system services are recognized ratably over the contract period.

Our sales in fiscal 2005 were HK$17,573,000 (US$2,253,000) with gross profit of HK$12,129,000 (US$1,555,000), approximately 69%.

OPERATING EXPENSES. Selling, general and administrative expenses for fiscal 2005 were HK$12,222,000 (US$1,567,000), as compared to HK$4,731,000 (US$606,500) for fiscal 2004. The increase in expenses in fiscal 2005 was due to the consolidation of the company's corporate and other expenses incurred during fiscal 2005.

OTHER INCOME AND EXPENSES. We had net other income of HK$859,000 (US$110,000) in fiscal 2005, which consisted primarily of interest income, interest expense, provision of doubtful debts, and provision for obsolescence inventories.

NET INCOME FROM CONTINUING OPERATIONS BEFORE TAXES. After deducting other income and expenses, net income from continuing operations before taxes for fiscal 2005 was HK$766,000 (US$98,000), compared to a loss of HK$4,731,000 for fiscal 2004.

DISCONTINUED OPERATIONS. We generated a net income of HK$921,000 (US$118,000) from discontinued operations in fiscal 2005, as compared to a loss of HK$30,116,000 (US$3,861,000) in fiscal 2004.

We do not believe that inflation has had any significant impact on our results of operations. Also, we do not believe that foreign currency fluctuations have been material. Foreign currency transactions are translated into Hong Kong dollars at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Hong Kong dollars at the applicable rates of exchange ruling at that date. Capital accounts in foreign currencies are translated into Hong Kong dollars at their historical exchange rates when the capital transaction occurred. Net gains and losses resulting from foreign exchange translation are included in the statements of operations and stockholders' equity as other comprehensive income (loss). No translation differences were recorded for the three years ended March 31, 2005.

Some of our business is transacted in the Chinese Renminbi ("RMB"), which is not freely convertible into foreign currencies. While the PRC government introduced a single rate of exchange as quoted daily by the People's Bank of China, this does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the Bank of China. Approval of foreign currency payments by the Bank of China or other institutions require submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

FISCAL YEAR ENDED MARCH 31, 2004 COMPARED WITH THE FISCAL YEAR ENDED MARCH 31, 2003.

For the 2003 fiscal year we incurred a loss of HK$101,674,000, as compared to HK$30,116,000 for fiscal 2004. While our operations improved in 2004, we had determined to change our business focus.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2005, we had working capital of approximately HK$229,738,000 (US$29,452,000), as compared to HK$28,507,000 (US$3,655,000) at March 31, 2004.
Cash and cash equivalents at March 31, 2005 were HK$101,962,000 (US$13,072,000), as compared to HK$16,059,000 (US$2,059,000) at March 31, 2004. The increase in working capital and cash was due primarily to the profitable operations of DiChain Software. We believe that our working capital is sufficient for our present requirements for the next 12 months. After this time, we may need to raise additional funds through public or private financing, which may include the sale of equity securities.

Despite our profitable operations, we used cash of HK$261,175,000 (US$33,484,000) in fiscal 2005, as compared to HK$22,976,000 (US$2,946,000) in fiscal 2004, for our operating activities. In fiscal 2005, we also used cash of HK$489,669,000 (US$62,778,000) for our investing activities in fiscal 2005, primarily for the acquisition of a subsidiary (HK$487,508,000).

In  fiscal   2005,   cash  was  provided  by  the  new  issue  of  common  stock
(HK$642,875,000) and bank borrowings (HK$193,635,000). In fiscal 2004, cash was primarily provided by the issue of common stock (HK$39,084,000).

Our bank borrowings bear interest at rates ranging from 4.779% per annum to 6.138% per annum, are secured by bank deposits and/or guarantees, and are repayable within one year.

On March 31, 2005, the Company issued 13,328,624 shares of common stock to China Merchants DiChain (Asia) Limited ("CMDA") to pay indebtedness owned to CMDA in the amount of HK$9,357,000 (US$1,200,000).

RESEARCH AND DEVELOPMENT

Research and development expenses include payroll, employee benefits and other employee-related costs associated with product development. Technological feasibility for our software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, we expense all research and development costs when incurred. We have not incurred any significant research and development expenses during the past three years.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, Inventory Costs-- an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the company.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions--an amendment of FASB Statements No. 66 and 67" ("SFAS
152) The amendments made by Statement 152. This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. We do not anticipate that the implementation of this standard will have a material impact on our financial position, results of operations or cash flows.

On December 16, 2004, the FASB published SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R are effective as of the first interim period that begins after June 15, 2005. Accordingly, we will implement the revised standard in the first quarter of fiscal year 2006. Currently, we account for our share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management does not believe the adoption of this revised standard will have any immediate materially impact on our financial position and results of operations or cash flows.

On December 16,  2004,  the FASB issued SFAS No. 153,  Exchanges of  Nonmonetary
Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (" SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. We do not anticipate that the implementation of this standard will have a material impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. We are required to adopt the provisions of FIN 47 no later than the second quarter of its fiscal 2006. We do not expect the adoption of this Interpretation to have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. We do not expect the adoption of this SFAS to have a material impact on our consolidated financial position, results of operations or cash flows.

TREND INFORMATION

The supply chain management and logistics software business in China is generally seasonal in nature. Revenues in the first six months of each calendar year are flat. Typically, the revenue of the last quarter of each calendar year accounts for over 40% of the revenue for the entire year.

The supply chain management and logistics software business in China is experiencing a period of rapid growth due to an increase in demand for information management systems by manufacturing and distribution businesses to improve such businesses operating efficiency and productivity. According to the Industry Report of 2004 of the Ministry of Information and Technology of the People's Republic of China, demand for information management systems by small-to medium-sized companies has grown even faster than the industry average. We believe this trend will positively influence our operating results in the future.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of March 31, 2005, we had the following contractual obligations:

----------------------------------------------------------------------------------------------------------------------
                                                                    Payments due by period (HK$'000)
----------------------------------------------------------------------------------------------------------------------
Contractual Obligations                                             Less than                              More than 5
                                                         Total        1 year     1 - 3 years   3 - 5 years     years
----------------------------------------------------------------------------------------------------------------------
Long-term debt obligations                               45,283            -        45,283            -             -
----------------------------------------------------------------------------------------------------------------------
Short-term debt obligations                             148,352      148,352             -            -             -
----------------------------------------------------------------------------------------------------------------------
Operating lease obligations                               1,044        1,044             -            -             -
----------------------------------------------------------------------------------------------------------------------
Purchase obligations                                          -            -             -            -             -
----------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                   -            -             -            -             -
----------------------------------------------------------------------------------------------------------------------
Total                                                   194,679      149,396        45,283            -             -
----------------------------------------------------------------------------------------------------------------------

OFF-BALANCE SHEET ARRANGEMENTS

We do currently do not have any off-balance sheet arrangements.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
================================================================================

DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names, ages and terms of office of each of the directors, executive officers and significant employees of the Company and a description of the business experience of each.

------------------------------------------------------------------------------------------------------------------------
PERSON                            AGE    OFFICE                                        OFFICE HELD          TERM OF
                                                                                       SINCE              OFFICE (1)<F1>
------------------------------------------------------------------------------------------------------------------------
Dr. FAN Di                        49     Chairman, Chief Executive Officer and         April 2003              *
                                         Executive Director
------------------------------------------------------------------------------------------------------------------------
ZHOU Li Yang                      46     Chief Financial Officer and Executive         February 2004           *
                                         Director
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
WANG Wei                          39     Executive Director                            August 2004             *
------------------------------------------------------------------------------------------------------------------------
Dr. QI Mingyau                    31     Executive Director                            March 2005              *
------------------------------------------------------------------------------------------------------------------------
YU Wai Kit                        39     Corporate Secretary                           November 2004
------------------------------------------------------------------------------------------------------------------------
Dr. Robert FUNG Hing Piu          69     Independent Director                          April 2003              *
------------------------------------------------------------------------------------------------------------------------
Dr. Godwin WONG                   55     Independent Director                          April 2003              *
------------------------------------------------------------------------------------------------------------------------
Iain F.                           64     Independent Director                          February 2004           *
BRUCE
------------------------------------------------------------------------------------------------------------------------
Barry J.                          60     Independent Director                          June 2004               *
BUTTIFANT
------------------------------------------------------------------------------------------------------------------------
Professor CHI Tianhe              44     Independent Director                          March 2005              *
------------------------------------------------------------------------------------------------------------------------
------------------
* Until the next annual general meeting

(1)<F1> A director is subject to earlier removal, with or without cause, by the shareholders and with cause by the other directors. Officers are subject to earlier removal, with or without cause, by the directors.

There are no family relationships among any of our Executive Directors and Independent Directors.

EXECUTIVE DIRECTORS

DR.  FAN DI.  Since  April  2003,  Dr.  Fan has  served as our  Chairman,  Chief
Executive Officer and an Executive Director. Dr. Fan is responsible for overseeing our strategic development. Since April 2002, Dr. Fan has served as the Chairman and Chief Executive Officer of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong Limited. From December 1999 to April 2002, he served as an Executive Director and Chief Financial Officer of China Merchants Group. Dr. Fan is a director of China Merchants DiChain (Asia) Limited and China Pharmaceuticals International Corporation. Dr. Fan has substantial experience in financial management and business management. He holds a Ph.D. in Business Administration from the Southern University of California.

MR. ZHOU LI YANG. Since February 2004, Mr. Zhou has served one of our Executive Directors of the Company and Mr. Zhou was appointed as the Company's Chief Financial Officer in December 2004. Since February 2002, Mr. Zhou has worked for China Merchants DiChain group, which is the ultimate controlling shareholder of the Company. Since September 2004, Mr. Zhou has served as the Managing Director of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, engaging in the business of logistics. He has been a director, since October 2004, and the Chief Financial Officer, since August 2005, of China Pharmaceuticals International Corporation, a majority-owned subsidiary of China Merchants DiChain Investment Holdings Limited, whose stock trades on the OTC Bulletin Board. From May 2000 to August 2001, Mr. Zhou served as the Investment Manager of Tianjin Development Holdings Ltd., a window company of Tianjin government in Hong Kong listed on the Stock Exchange of Hong Kong with businesses in manufacturing and selling winery and beverage products and elevator and investment and operation of container terminal, highway and gas supply in China. From February 1995 to October 1999, Mr. Zhou served as an Assistant Manager to Ka Wah Capital Ltd., an investment banking arm of CITIC Kawah Bank, which is a bank listed on the Stock Exchange of Hong Kong. Mr. Zhou has substantial experience in management of listed companies, mergers and acquisitions, direct investment and corporate finance. He obtained a Bachelor degree in Physics from Central-South University, China and a Master of Science degree in Business/Finance from the University of Baltimore in the United States.

MR. WANG WEI. Dr. Wang has served as one of our Executive Directors since August 2004 and joined DiChain Software Systems in October 2000. Since November 2001, Dr. Wang has served as a General Manager of DiChain Software. From August 1999 to October 2000, Dr. Wang served as the Senior Manager and Chief Technology Officer of Yin Pai Technology (SZ) Co., Ltd. and Zhu Yang Technology (SZ) Co., Ltd., each of which is focused on developing information technologies. Dr. Wang received his Ph.D. degrees in Industrial Engineering and Management from Hong Kong Technology University and Central China University.

DR. QI MINGYAU. Dr. Qi was appointed one of our Executive Directors in March 2005 and is currently the General Manager of DiChain Intelligent Transportation System Co., Ltd, a subsidiary of DiChain Group. Dr. Qi holds a Ph.D. in GIS Studies, Institute of Geographic Science and Nature Resources Research, Chinese Academy of Science and has over ten years' experience in GIS, GPS, LBS wireless application and logistics in China.

NON-EXECUTIVE DIRECTORS

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

DR. ROBERT FUNG HING PIU. Dr. Fung is a non-executive director of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong Limited. Dr. Fung holds degrees from Harvard University in the United States and McGill University in Canada. He is the founding chairman of the Hong Kong Committee of UNICEF and a member of the Rotary Club of Hong Kong.

MR. IAIN F. BRUCE. Mr. Bruce has more than 40 years of international experience in accounting and consulting. He joined KPMG Hong Kong in 1964 and was its senior partner from 1991 to 1996. He is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants and serves on the boards of several publicly listed companies in Hong Kong and overseas.

MR. BARRY J. BUTTIFANT. Mr. Buttifant has been appointed as the Managing Director of Hsin Chong International Holdings Limited ("Hsin Chong"), and the Alternate Director of Hsin Chong Construction Group Limited since December 2004 and became the Alternate Director of Synergis Holdings Limited in January 2005. Before joining Hsin Chong, Mr. Buttifant was an Operating Partner of Barings Private Equity Partners Asia Limited. He was also the Managing Director of Wo Kee Hong (Holdings) Limited ("Wo Kee Hong") from 2001 to 2002 and was the Adviser to the board of directors of Wo Kee Hong from 2002 to 2004. He was the Managing Director of IDT International Limited for over 8 years and had worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director during the period. He is also an independent non-executive director of Hong Kong public companies:
Giordano International Limited, Daiwa Associate Holdings Limited, MediaNation Inc, and Alltronics Holdings Limited, one NASDAQ listed company China Technology Global Corporation and a director of one NYSE public company Global-Tech Appliances Inc. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants, the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

PROFESSOR CHI TIANHE. Professor Chi is the director and professor of National Engineering Research Centre for Geoinformatics, Institute of Remote Sensing Applications and Chinese Academy of Sciences Leader of the Research for Remote Sensing Application on Digital City. He is also the Co-Chair of the Committee of Urban Information System, GIS Association of China and the Committee of Categraphy and Geographic Information System, Geography Union of China.

EXECUTIVE OFFICER

MR. YU WAI KIT. Since November 2004, Mr. Yu has served as the Secretary. Mr. Yu has also served as the secretary of China Pharmaceuticals International Corporation since November 2004. Mr. Yu is currently the Secretary and Financial Controller of China Merchants DiChain (Asia) Limited, a holding company listed on the Stock Exchange of Hong Kong Limited. From July 2002 to August 2004, Mr. Yu served as the Financial Controller and Company Secretary of Matsunichi Communication Holdings Limited, an investment holding company listed on the Stock Exchange of Hong Kong, Limited. From April 1997 to June 2002, Mr. Yu served as the Group Chief Accountant of Continental Jewelry (MFG.) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Mr. Yu is currently a member of Australian Society of Certified Practising Accountants and a member of Hong Kong Institute of Certified Public Accountants.

COMPENSATION

During fiscal year 2005, except for the monthly fee of HK$200,000 (US$25,600) payable to a related company as sharing of management fees on a cost basis, none of our other directors or officers received any bonus and none of their compensation was paid pursuant to a bonus or profit-sharing plan. In fiscal 2004, each of Robert Fung Hing Piu, Godwin Wong, Michael J. Reiser, Iain F. Bruce and Barry J. Buttifant received 150,000 options, with an exercise price of US$0.20 per share, under our 2002 Stock Option Plan. These options expire in
July 2013. There are no present plans, arrangements, or understandings concerning any change in compensation for our directors and officers. The
Company has no pension, retirement or similar benefits for directors and officers pursuant to a plan contributed to by the Company.

BOARD PRACTICES

SERVICE CONTRACTS

Neither the Company nor its subsidiaries have entered into any service agreements with any of its executive directors or senior management.

COMMITTEES OF THE BOARD

We have an Executive Committee, an Audit Committee, a Human Resources (HR) Committee and a Nominating Committee. The members of each are set forth below:

Executive Committee: Messrs. Fan Di (Chairman), Zhou Li Yang and Wang Wei, each of whom is an executive board member.

Audit Committee: Messrs. Iain F. Bruce (Chairman), Godwin Wong and Barry J. Buttifant, each of whom is an independent board member.

HR Committee (formerly called the Compensation Committee): Messrs. Godwin Wong (Chairman), Iain F. Bruce and Robert Fung Hing Piu, each of whom is an independent board member.

Nominating Committee: Messrs. Robert Fung Hing Piu (Chairman) and Barry J. Buttifant, each of whom is an independent board member.

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

The Nominating Committee identifies individuals qualified to become Board members, recommends to the Board candidates to fill Board vacancies and newly-created director positions, recommends whether incumbent directors should be nominated for re-election to the Board upon the expiration of their terms, and oversees the evaluation of the Board's performance. EMPLOYEES

We had 80 full-time employees on March 31, 2005. Of those 80 employees, 2 were in accounting and finance, 41 were in production, 22 were in sales and marketing, 2 were in administration and 13 were in product development. We have no relationships with labor unions. We employ no significant number of temporary employees.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's officers and directors as of November 8, 2005.


                                                             SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS        NAME AND ADDRESS OF OWNER                  OWNED OR CONTROLLED (1)<F1>     PERCENT OF CLASS (1)<F1>
Common Stock          FAN Di (2)<F2>                                   161,793,674                       61.3%
Common Stock          ZHOU Li Yang                                          0                             0%
Common Stock          WANG Wei                                              0                             0%
Common Stock          QI Mingyau                                            0                             0%
Common Stock          YU Wai Kit                                            0                             0%
Common Stock          Dr. Robert FUNG Hing Piu (3)<F3>                   150,000                        0.057%
Common Stock          Dr. Godwin WONG (3)<F3>                            150,000                        0.057%
Common Stock          Iain F. BRUCE (3)<F3>                              150,000                        0.057%
Common Stock          Barry J. BUTTIFANT (3)<F3>                         150,000                        0.057%
Common Stock          Professor CHI Tianhe                                  0                             0%
------------------

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from November 8, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 263,948,336 shares of common stock outstanding as of November 8, 2005.

(2)<F2> Includes shares are held of record by DiChain Systems Limited and China Merchants DiChain (Asia) Limited, both of which are subsidiaries of DiChain Holdings Limited. Dr. Fan is deemed to be the beneficial owner of these shares since he is a director of DiChain Holdings Limited.

(3)<F3> Includes shares issuable upon exercise of stock options.

At the Company's annual meeting of shareholders held on July 18, 2003, our shareholders approved and adopted our 2002 Stock Option Plan, which will expire in July 2013. Options to purchase shares of common stock granted and held by directors and senior management are as follows:

-------------------------------------------------------------------------------------------------------------------
                                               NO. OF
NAME                                        OPTIONS HELD           EXERCISE PRICE              EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------
Dr. FAN Di                                        0                      --                           --
-------------------------------------------------------------------------------------------------------------------
ZHOU Li Yang                                      0                      --                           --
-------------------------------------------------------------------------------------------------------------------
WANG Wei                                          0                      --                           --
-------------------------------------------------------------------------------------------------------------------
QI Mingyau                                        0                      --                           --
-------------------------------------------------------------------------------------------------------------------
YU Wai Kit                                        0                      --                           --
-------------------------------------------------------------------------------------------------------------------
Dr. Robert FUNG Hing Piu                       150,000                 $ 0.20                    July 17, 2013
-------------------------------------------------------------------------------------------------------------------
Dr. Godwin WONG                                150,000                 $ 0.20                    July 17, 2013
-------------------------------------------------------------------------------------------------------------------
Iain F. BRUCE                                  150,000                 $ 0.20                    July 17, 2013
-------------------------------------------------------------------------------------------------------------------
Barry J. BUTTIFANT                             150,000                 $ 0.20                    July 17, 2013
-------------------------------------------------------------------------------------------------------------------
Professor CHI Tianhe
-------------------------------------------------------------------------------------------------------------------

On August 13, 2004, the Board granted options pursuant to the 2002 Stock Option Plan, amounting to 750,000 shares at US$0.2 per share to the independent directors.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
================================================================================

MAJOR SHAREHOLDERS

To the extent that the following information is known to the Company or can be ascertained from public filings, the following sets forth information as of November 8, 2005 with regard to the Company's shareholders that are the beneficial owners of five percent or more of our common stock:

                                                             SHARES AND RIGHTS BENEFICIALLY
    TITLE OF CLASS       NAME AND ADDRESS OF OWNER               OWNED OR CONTROLLED (1)<F1>   PERCENT OF CLASS (1)<F1>
Common Stock          Dr. Fan Di(2)<F2>                                161,793,674                      61.3%
                      Unit 3611, 36/F, West Tower, Shun Tak
                      Centre, 168-200 Connaught Road
                      Central, Hong Kong

Common Stock          DiChain Systems Limited                          118,679,400                      45.0%
                      Unit 3611, 36/F, West Tower, Shun Tak
                      Centre, 168-200 Connaught Road
                      Central, Hong Kong

Common Stock          Farsight Holdings Limited
                      Units 3611, 36/F, West Tower                      29,669,850                      11.2%
                      Shun Tak Centre
                      168-200 Connaught Road
                      Central, Hong Kong

Common Stock          Squadram Limited                                  23,001,910                       8.7%
                      The Chinese Bank Building
                      61 Des Voeux Road, 16/F
                      Central, Hong Kong

Common Stock          Earnest Investments Services Limited              15,823,920                       6.0%
                      The Chinese Bank Building
                      61 Des Voeux Road, 16/F
                      Central, Hong Kong

Common Stock          China Merchants DiChain (Asia) Limited            13,328,624                       5.0%
                      Unit 3611, 36/F, West Tower, Shun Tak
                      Centre, 168-200 Connaught Road
                      Central, Hong Kong
------------------

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from November 8, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 263,948,336 shares of common stock outstanding as of November 8, 2005.

(2)<F2> Includes shares are held of record by DiChain Systems Limited and China Merchants DiChain (Asia) Limited, both of which are subsidiaries of DiChain Holdings Limited. Dr. Fan is deemed to be the beneficial owner of these shares since he is a director of DiChain Holdings Limited.

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

On May 25, 2004, the Company has completed the acquisition of DICHAIN Software by the acquiring the entire issued share capital of DICHAIN Software. The acquisition was approved by shareholders at the shareholders' meeting held on March 25, 2004. Prior to the acquisition, DiChain Software was affiliated with the Company (i) through two directors, Dr. Fan Di, the Company's Chairman and Chief Executive Officer and Aaron Zhu Xiaojun, the Company's then Chief Financial Officer and an Executive Director, that were common to both entities and (ii) through the direct or indirect ownership of shares of capital stock of both entities by DiChain Holdings Limited. DiChain Holdings Limited, which is affiliated with China Merchants Group, a large business conglomerate in China, held approximately 2% of our common stock through its subsidiary DiChain Systems Limited and approximately 68% of the common stock of DiChain Software prior to the acquisition. After the acquisition, DiChain Systems Limited, Farsight Holdings Limited, Squadram Limited and Earnest Investments Services Limited held approximately 56.1%, 14.0%, 10.9% and 7.5%, respectively, of the issued and outstanding shares of the Company's common stock.

On March 31, 2005, the Company issued 13,328,624 shares of common stock to China Merchants DiChain (Asia) Limited to pay indebtedness owed to that company in the amount of HK$9,357,000 (US$1,200,000).

The major shareholders have no different voting rights than other shareholders.

Of the 263,948,336 outstanding shares of the Company's common stock at November 8, 2005, 46,842,380 shares are held in the United States by approximately 1,027 record holders, and 209,947,551 shares are held in Hong Kong and China by approximately 409 shareholders, one of whom, DiChain Systems Limited, a Hong Kong corporation, is a subsidiary of DiChain Holdings Limited.

The Company is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, other than as set forth above with regard to the shareholdings of major shareholders. The Company knows of no arrangements that may now or at a subsequent date result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

On May 1, 2003, Victorison Logistics Limited ("VLL"), a related company of the Company, entered into an agreement with the Company whereby VLL agreed to provide management services to the Group at a monthly fee of HK$200,000 (US$25,641). According to the management, these transactions were carried out at the terms determined and agreed by the relevant parties. For the fiscal year ended March 31, 2005, US$308,000 was paid to VLL for management services.

On March 30, 2005, the Company authorized the issuance of 13,328,624 shares of its common stock in payment of debt in the amount of HK$9,357,000 (US$1,200,000) owed to China Merchants DiChain (Asia) Limited. Dr. Fan is the Chairman and Chief Executive Officer of China Merchants DiChain (Asia) Limited. Both DiChain Systems Limited, the principal shareholders of the Company, and China Merchants DiChain (Asia) Limited are subsidiaries of DiChain Holdings Limited.

During the years presented, the Group obtained bank loans and made fund transfers to its related companies. The Group also obtained funds from its related companies. Details are set out in the consolidated statements of cash flows.

The Group received interest income from related companies for advances to them amounting to approximately HK$0, HK$0 and HK$12,090,000 (US$1,550,000) during the years ended March 31, 2003, 2004 and 2005, respectively.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION
================================================================================

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The information required by this section is included in "Item 18. Financial Statements" in this annual report.

LEGAL PROCEEDINGS

We are involved in certain litigation and are exposed to some unasserted claims. For a discussion of these matters, see "Item 18. Financial Statements - Notes to Financial Statements - Note 15 - Commitments and Contingencies."

In May 2004, Mr. Horace Yao Yee Cheong, the former chairman and executive director of the Company, sued the Company, seeking, among other things, unpaid remuneration of HK$480,000 and a short term advance of HK$1,162,222, plus interest and costs, and specific performance by the Company to allot to Mr. Yao 1,153,846 fully paid shares of common stock and 62,500 shares of common stock at US$0.001 par value. Since Mr. Yao's claim falls within the agreement of Gumption Trading to assume all the liabilities of the company, including contingency liabilities, incurred prior to January 28, 2004, we have not made any provision for the claimed amount in our financial statements.


ITEM 9.  THE OFFER AND LISTING.
================================================================================

PRICE HISTORY

The common stock has been trading on the Over-The-Counter Bulletin Board ("OTCBB") since May 25, 2004 under the following symbols:

     o    DFCT - May 25, 2004 to December 31, 2004;
     o    DFCTF - December 31, 2004 to February 7, 2005; and
     o    CTGLF - since February 7, 2005.

There have been no trading suspensions imposed by the OTCBB or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB, and predecessor exchanges, for the periods indicated:

                             STOCK TRADING ACTIVITY

                                                        SALES PRICE

YEAR ENDED                                         HIGH                 LOW

March 31, 2005                                   $ 1.180              $ 0.0785
March 31, 2004                                   $ 2.290              $ 0.130
March 31, 2003                                   $ 0.400              $ 0.080
March 31, 2002                                   $ 0.625              $ 0.140
March 31, 2001                                   $ 4.375              $ 0.340

                                                          SALES PRICE

QUARTER ENDED                                      HIGH                 LOW

September 30, 2005                               $ 0.130              $ 0.075
June 30, 2005                                    $ 0.280              $ 0.090
March 31, 2005                                   $ 0.350              $ 0.0785
December 31, 2004                                $ 0.350              $ 0.120
September 30, 2004                               $ 0.570              $ 0.190

                                                          SALES PRICE

QUARTER ENDED                                      HIGH                 LOW

June 30, 2004                                    $ 1.180              $ 0.340
March 31, 2004                                   $ 1.850              $ 0.370
December 31, 2003                                $ 1.050              $ 0.260
September 30, 2003                               $ 2.290              $ 0.600
June 30, 2003                                    $ 2.040              $ 0.130

                                                        SALES PRICE

MONTH ENDED                                        HIGH                 LOW

October 31, 2005                                 $ 0.100              $ 0.055
September 30, 2005                               $ 0.108              $ 0.075
August 31, 2005                                  $ 0.120              $ 0.090
July 31, 2005                                    $ 0.130              $ 0.092
June 30, 2005                                    $ 0.135              $ 0.090
May 31, 2005                                     $ 0.280              $ 0.115
April 30, 2005                                   $ 0.190              $ 0.125
March 31, 2005                                   $ 0.230              $ 0.0785
February 28, 2005                                $ 0.330              $ 0.200
January 31, 2005                                 $ 0.350              $ 0.160
December 31, 2004                                $ 0.330              $ 0.160
November 30, 2004                                $ 0.350              $ 0.120
October 31, 2004                                 $ 0.280              $ 0.160

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

MARKETS

All of the above market price information is given with respect to the market price in the United States. The stock does not trade in Hong Kong or elsewhere on any organized market. Our common stock is currently listed on the OTCBB.


ITEM 10.  ADDITIONAL INFORMATION.
================================================================================

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated in the Territory of the British Virgin Islands under the International Business Companies Act, Cap. 291, IBC No. 189457. The Company's objects and purposes, found in paragraph 4 of the Memorandum of Association, are general in nature and permit the Company to engage in any business, acts, or activities which are not prohibited under any law for the time being in force in the British Virgin Islands.

There are no provisions in the Company's Articles of Association that limit a director's power to vote on a matter in which he is materially interested, to vote compensation to himself or any other director in the absence of an independent quorum, or to vote on matters regarding borrowings by the Company. There are no retirement age requirements, and there are no shareholding requirements to qualify as a director.

The Company has only one class of stock: ordinary (or common) shares. The holders of ordinary shares do not have dividend rights, are entitled to one vote for each share held of record on all matters submitted to the stockholders, do not have rights to share in the Company's profits, have rights to share in any surplus in the event of liquidation, do not have redemption or sinking fund provisions, are not liable to further capital calls by the Company, and are not subject to any provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

In order to change the rights of holders of any class of the Company's stock, the Memorandum of Association must be amended by a majority vote of the Company's shareholders and of the holders of any class of stock whose rights are changed.

Annual or special meetings of the Company's shareholders are called by the directors at any time or place of their choosing and must be called upon the written request of shareholders holding ten percent (10%) or more of the outstanding shares of the Company's common stock. At least seven days notice of a shareholders' meeting must be given. A shareholder may be represented at a meeting by a proxy who may speak and vote on behalf of the shareholder.

There are no limitations on the rights to own the Company's securities or the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or the Company's constituent documents.

There are no provisions in the Company's Memorandum or Articles of Association that would have an effect on delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

There are no provisions in the Company's Articles of Association governing an ownership threshold above which shareholder ownership must be disclosed.

With regard to the foregoing matters, the laws in the British Virgin Islands are not significantly different than those in the United States.

There are no conditions in the Memorandum and Articles of Association governing changes in the Company's capital or changes in the rights of holders of any class of its stock that are more stringent than is required by law.

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. On January 26, 2004, we entered into the Agreement with Gumption Trading and Guangzhou Dransfield Paper Limited. Pursuant to the Agreement, we sold to Gumption Trading (i) all of the shares of our wholly owned subsidiaries DF Paper Guangdong Limited, Guangdong Dransfield Paper Limited, DF Paper Jiangsu Limited and Jiangsu
         Dransfield Paper Co. Limited, and (ii) all fixed assets of our subsidiary in Conghua, Guangzhou Dransfield Paper Limited. Guangzhou Dransfield Paper Limited agreed to lease back these assets from Gumption Trading for its paper manufacturing operations at a rent of HK$1.00 per year for a term of one year, renewable yearly thereafter upon mutual agreement. For such purchase, Gumption Trading paid to us a nominal aggregate amount of HK$5 and assumed all of our liabilities, including liabilities related to such subsidiaries and assets, that we incurred prior to January 28, 2004. We entered into this transaction primarily to streamline our operations. This transaction was closed on January 28, 2004. The Agreement has been filed as Exhibit 4.3 to this Annual Report.

2. A Deed of Guarantee and Deed of Confirmation were also entered into in connection with the transactions contemplated by the Agreement. Pursuant to the Deed of Guarantee, dated January 28, 2004, Qindao Haotian Investment Limited guaranteed to us and Guangzhou Dransfield Paper Ltd. the obligations of Gumption Trading under the Agreement. The Deed of Guarantee has been filed as Exhibit 4.4 to this Annual Report.

3. The Deed of Confirmation, dated September 20, 2004, was entered into among us, Guangzhou Dransfield Paper Ltd. and Qindao Haotian Investment Limited to clarify and define the liabilities of Gumption Trading under the Agreement. Pursuant to the terms of the Deed of Confirmation, Qindao Haotian Investment Limited confirmed the validity of the Deed of Guarantee. The Deed of Confirmation has been filed as Exhibit 4.5 to this Annual Report.

4. On February 13, 2004, we entered into an Agreement for the Exchange of Common Stock with DiChain Systems Limited, a limited company incorporated in Hong Kong, Farsight Holdings Limited, a limited company incorporated in the British Virgin Islands, Squadram Limited, a limited company incorporated in the British Virgin Islands, and Earnest Investments Services Limited, a limited company incorporated in the British Virgin Islands, pursuant to which DICHAIN Software became our wholly owned subsidiary. The information technology business of DICHAIN Software has now become our primary business. In connection with this acquisition, we issued to DiChain Systems 197,799,000 shares of our common stock. This transaction was closed on May 25, 2004. This Agreement has been filed as Exhibit 4.6 to this Annual Report.

5. In February 2004, we completed a private placement of 21.5 million shares of our stock at US$0.20 per share or an aggregate amount of US$4.3 million. In connection with this private placement, we entered into a letter agreement dated February 4, 2004 with Quam Securities Company Limited ("Quam"), in which Quam agreed to be the placing agent. On February 13, 2004, Quam and the investors entered into placing letters and confirmations thereto in connection with the private placement. The letter agreement is filed as Exhibit 4.7 to this Annual Report on Form 20-F and the placing letters and related confirmations are filed as Exhibits 4.8 through 4.14, respectively, to this Annual Report on Form 20-F.

6. On April 5, 2004, we completed a private placement of 5.2 million shares of our stock at US$0.4038 per share or an aggregate amount of approximately US$2.1 million. In connection with this private placement, we entered into a placing letter and related confirmation with Squadram Limited. The subscription offer letter and related confirmation is filed as Exhibit 4.15 to this Annual Report on Form 20-F.

7. On March 31, 2005, the Company issued 13,328,624 shares of common stock to China Merchants DiChain (Asia) Limited ("CMDA") to pay indebtedness owned to CMDA in the amount of HK$9,357,000 (US$1,200,000).

EXCHANGE CONTROLS

The Company's business is conducted in and from Hong Kong and the People' Republic of China (the "PRC") in Hong Kong dollars and the PRC Renminbi. Periodic reports made to U.S. shareholders are expressed in U.S. dollars using the then-current exchange rates.

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

TAXATION

There are no British Virgin Islands ("BVI") governmental laws, decrees or regulations affecting the remittance of dividends or other payments to nonresident holders of the Company's securities. U.S. holders of the Company's securities are subject to no taxes or withholding provisions under existing BVI laws and regulations. By reason of the fact that the Company conducts no business within the BVI, there are no applicable reciprocal tax treaties between the BVI and the U.S. that would affect the preceding statement that there are no BVI taxes, including withholding provisions, to which U.S. security holders are subject under existing laws and regulations of the BVI.

DOCUMENTS ON DISPLAY

The constituent documents concerning the Company may be inspected at the offices of its U.S. counsel, Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado 80203, Attn.: Fay M. Matsukage, Esq.

The Company's documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC's Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Copies may also be obtained from the SEC at prescribed rates.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
================================================================================

We do not deal in market risk sensitive instruments such as derivative financial instruments such as futures, forwards, swaps, and options, and derivative commodity instruments. We have no market risks.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
================================================================================

Not applicable.


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
================================================================================

There has been no material payment default of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of the company or any of its significant subsidiaries exceeding five percent of the total assets of the company and its consolidated subsidiaries.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
================================================================================

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES
================================================================================

We maintain "disclosure controls and procedures," as such term is defined under Securities Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2005. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2005 our disclosure controls and procedures were effective at the reasonable assurance level in ensuring that material information relating to us, is made known to the Chief Executive Officer and Chief Financial Officer by others within our company during the period in which this report was being prepared.

There were no changes in our internal controls or in other factors during the most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

We believe that the delay in filing this report was due primarily to our engaging a new auditing firm this year.


ITEM 16.  [RESERVED]
================================================================================

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT
================================================================================

Our Audit Committee consists of three directors: Iain F. Bruce (Chairman), Dr. Godwin Wong and Barry J. Buttifant, each of whom meets the independence requirements and standards currently established by the SEC. In addition, the Board of Directors has determined that Messrs. Bruce and Buttifant are "audit committee financial experts" defined under the relevant rules of the SEC.


ITEM 16B.  CODE OF ETHICS
================================================================================

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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
================================================================================

During the fiscal year ended March 31, 2005, our principal independent auditor was Jimmy C.H. Cheung & Co. ("Cheung"). During fiscal year ended March 31, 2003 and 2004, our principal independent auditor was BDO McCabe Lo & Company ("BDO"). The following are the services provided and the amount billed.

AUDIT FEES

The aggregate fees billed by Cheung and BDO for professional services rendered for the audit of the Company's annual financial statements were HK$507,000 (US$65,000) and HK$268,000 (US$34,359) for the fiscal years ended March 31, 2005 and 2004, respectively.

AUDIT RELATED FEES

 Other than the fees described under the caption "Audit Fees" above, Cheung and BDO did not bill any fees for services rendered to us during fiscal years 2005 and 2004 for assurance and related services in connection with the audit or review of our consolidated financial statements.

TAX FEES

The aggregate fees billed by Cheung and BDO tax services during the fiscal years ended March 31, 2005 and 2004 were Nil and HK$7,000, respectively.

ALL OTHER FEES

There were no fees billed by Cheung or BDO for other professional services rendered during the fiscal years ended March 31, 2005 and 2004.

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


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
================================================================================

Not applicable.


ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
================================================================================

Not applicable.


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
================================================================================

Not applicable.


ITEM 18.  FINANCIAL STATEMENTS.
================================================================================

See pages beginning with page F-1.

ITEM 19.  EXHIBITS
================================================================================

The following exhibits are filed as a part of this annual report:

EXHIBIT NUMBER                            DOCUMENT

     1.1 Certificate of Merger issued on February 26, 1997, by the Registrar of Companies of the British Virgin Islands, evidencing the merger between Dransfield China Paper Corporation, as the surviving company, and Dransfield Paper Holdings Limited, as the discontinuing company (1)

     1.2          Memorandum of Association of Dransfield China Paper
                  Corporation (2)

     1.3 Restated and Amended Articles of Association of Dransfield China Paper Corporation (3)

     1.4 Certificate of Incorporation, dated as of March 28, 2000, changing the name of the corporation from Dransfield China Paper Corporation to DF China Technology, Inc. (4)

     4.1 1996 Share Option Scheme, as amended, adopted by Dransfield China Paper Corporation (now known as DF China Technology, Inc.) (5)

     4.2          2002 Stock Option Plan (6)

     4.3 Form of Agreement for the Sale and Purchase of Shares (the "Share Purchase Agreement") in certain subsidiaries of DF China Technology Inc. and Certain Assets in the PRC, dated as of January 26, 2004 among DF China Technology Inc., Gumption Trading Limited, a company incorporated in the British Virgin Islands, and Guangzhou Dransfield Paper Ltd, a company incorporated in the PRC (7)

     4.4 Form of Deed of Guarantee, dated as of January 26, 2004, of Qingdao Haotian Investment Limited, as Guarantor, in connection with the Share Purchase Agreement (7)

     4.5 Form of Deed of Confirmation, dated as of September 20, 2004, among DF China Technology Inc., Gumption Trading Limited, a company incorporated in the British Virgin Islands, and Guangzhou Dransfield Paper Ltd, a company incorporated in the PRC (7)

     4.6 Agreement for the Exchange of Common Stock, dated as of February 13, 2004, by and among DF China Technology Inc. and DiChain Systems Limited, a limited company incorporated in Hong Kong, Farsight Holdings Limited, a limited company incorporated in the British Virgin Islands, Squadram Limited, a limited company incorporated in the British Virgin Islands, and Earnest Investments Services Limited, a limited company incorporated in the British Virgin Islands (7)

     4.7 Form of Letter Agreement, dated February 4, 2004, between DF China Technology, Inc. and Quam Securities Company Limited, as Placement Agent (7)

     4.8 Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Asia Century Development Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,900,000 shares of DF China Technology Inc. (7)

     4.9 Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Global China Enterprises Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,100,000 shares of DF China Technology Inc. (7)

EXHIBIT NUMBER                            DOCUMENT

     4.10 Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Poly Crown Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,200,000 shares of DF China Technology Inc. (7)

     4.11 Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Kinetic Point Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,500,000 shares of DF China Technology Inc. (7)

     4.12 Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Host Glory Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,000,000 shares of DF China Technology Inc. (7)

     4.13 Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Sino Castle Holdings Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 1,000,000 shares of DF China Technology Inc. (7)

     4.14 Form of Placing Letter of Quam Securities Company Limited, as Placement Agent, to Gush Intelligence Limited, as Purchaser, dated February 13, 2004, and the related placing confirmation, in connection with the purchase of 3,800,000 shares of DF China Technology Inc. (7)

     4.15         Form of Subscription Offer Letter of DF China Technology, Inc.
                  to Squadram Limited and the related subscription confirmation, each dated April 5, 2004, in connection with the purchase by Squadram Limited of 5,200,000 shares of DF China Technology Inc. (7)

     8.1          List of all subsidiaries of DF China Technology, Inc.

    11.1          Code of Ethics for CEO and Senior Financial Officers (7)

    11.2          Code of Business Conduct and Ethics (7)

    12.1          Section 302 Certification of Chief Executive Officer

    12.2          Section 302 Certification of Chief Financial Officer *

    13.1          Section 906 Certification of the Chief Executive Officer

    13.2          Section 906 Certification of the Chief Financial Officer *

------------------

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

(6) Incorporated by reference herein from DF China Technology, Inc.'s Form 6-K filed with the SEC on July 22, 2003.

(7) Incorporated by reference herein from the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004, filed with the SEC on November 18, 2004.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                   CHINA TECHNOLOGY GLOBAL CORPORATION





Dated:  November 16, 2005          /s/ FAN DI
                                   ---------------------------------------------
                                   FAN Di, Chief Executive Officer

JIMMY C.H. CHEUNG & CO                      Registered with the Public Company
CERTIFIED PUBLIC ACCOUNTANTS                    Accounting Oversight Board
(A MEMBER OF KRESTON INTERNATIONAL)





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
China Technology Global Corporation (Previously DF Technology Inc.) (Incorporated in the British Virgin Islands with limited liability)

We have audited the accompanying consolidated balance sheets of China Technology Global Corporation (previously DF China Technology Inc.) and subsidiaries (hereinafter referred to as the "Group") as of March 31, 2004 and 2005 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2004 and 2005, and the consolidated results of its operations and cash flows for each of the three years ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.



/s/ JIMMY C.H. CHEUNG & CO.

JIMMY C.H. CHEUNG & CO
Certified Public Accountants


Hong Kong

Date: November 16, 2005











      Suite 1607 Dominion Centre, 43 Queen's Road East, Wanchai, Hong Kong
Tel: (852) 25295500 Fax: (852) 28651067 Email: jchc@krestoninternational.com.hk
                      Website: http://www.jimmycheungco.com

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          AS OF MARCH 31, 2004 AND 2005

                                                                                       MARCH 31,
                                                                        2004                  2005                  2005
                                                                     HK$'000               HK$'000               US$'000
CURRENT ASSETS
   Cash and cash equivalents                                          16,059               101,962                13,072
   Accounts receivable, net of allowances                                -                   1,459                   187
   Inventories                                                           -                     281                    36
   Other receivables                                                     532                14,336                 1,838
   Due from related companies                                         18,843               246,495                31,602
   Due from a stockholder                                                -                  18,073                 2,317
                                                              ---------------       ---------------        --------------
       Total Current Assets                                           35,434               382,606                49,052

PROPERTY AND EQUIPMENT, NET                                               15                 1,622                   208
INTEREST IN AFFILIATE                                                      1                   -                     -
GOODWILL                                                                 -                 487,508                62,501
DISCONTINUED OPERATIONS                                                1,326                   296                    38
                                                              ---------------       ---------------        --------------
TOTAL ASSETS                                                          36,776               872,032               111,799
                                                              ===============       ===============        ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable - due within one year                                   -                 148,352                19,021
   Accounts payable                                                       81                    31                     4
   Other payables and accrued liabilities                                260                 2,684                   344
   Due to a related company                                            2,356                   608                    78
   Liabilities of discontinued operations                              4,230                 1,193                   153
                                                              ---------------       ---------------        --------------
       Total Current Liabilities                                       6,927               152,868                19,600
                                                              ---------------       ---------------        --------------

LONG-TERM LIABILITIES
   Notes payable - due over one year                                     -                  45,283                 5,804
                                                              ---------------       ---------------        --------------
       Total Long-Term Liabilities                                       -                  45,283                 5,804
                                                              ---------------       ---------------        --------------

COMMITMENTS AND CONTINGENCIES                                            -                     -                     -

STOCKHOLDERS' EQUITY
   Common stock, no par value, 300,000,000 and
       400,000,000 shares authorized; 47,620,712
       and 263,948,336 shares issued and outstanding
       at March 31, 2004 and 2005 respectively                       286,748               929,623               119,182
   Preferred stock, no par value, nil and
       100,000,000 shares authorized at March 31, 2004
       and 2005 respectively, nil shares issued
       and outstanding                                                   -                     -                     -
   Contributed surplus                                                 4,677                 4,677                   600
   Accumulated deficit                                              (261,576)             (260,419)              (33,387)
                                                              ---------------       ---------------        --------------
       Total Stockholders' Equity                                     29,849               673,881                86,395
                                                              ---------------       ---------------        --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            36,776               872,032               111,799
                                                              ===============       ===============        ==============



    The accompanying notes are an integral part of these financial statements

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005


                                                                                        YEAR ENDED MARCH 31,
                                                                       2003             2004               2005               2005
                                                                    HK$'000          HK$'000            HK$'000            US$'000
                                                                    -------          -------            -------            -------
NET SALES                                                              -                -               17,573              2,253

COST OF SALES                                                          -                -               (5,444)              (698)
                                                              -------------    -------------    ---------------    ---------------

GROSS PROFIT                                                           -                -               12,129              1,555
                                                              -------------    -------------    ---------------    ---------------

OPERATING EXPENSES
   Selling, general and distribution expenses
      - third parties                                                  -             (2,531)            (9,266)            (1,188)
      - related parties                                                -             (2,200)            (2,402)              (308)
   Depreciation                                                        -                -                 (554)               (71)
                                                              -------------    -------------    ---------------    ---------------
          Total Operating Expenses                                     -             (4,731)           (12,222)            (1,567)
                                                              -------------    -------------    ---------------    ---------------

LOSS FROM OPERATIONS                                                   -             (4,731)               (93)               (12)

OTHER INCOME (EXPENSES)
   Interest expense                                                    -                -              (11,730)            (1,504)
   Interest income                                                     -                -               14,516              1,861
   Other income, net                                                   -                -                  226                 29
   Provision of doubtful debts                                         -                -                 (920)              (118)
   Provision for inventories obsolescence                              -                -               (1,232)              (158)
   Impairment loss on investment in affiliate                          -                -                   (1)               -
                                                              -------------    -------------    ---------------    ---------------
          Total Other Income                                           -                -                  859                110
                                                              -------------    -------------    ---------------    ---------------
(LOSS) INCOME FROM CONTINUING OPERATIONS
  BEFORE TAXES                                                         -             (4,731)               766                 98

INCOME TAX EXPENSE                                                     -                -                 (530)               (68)
                                                              -------------    -------------    ---------------    ---------------

NET (LOSS) INCOME FROM CONTINUING OPERATIONS                           -             (4,731)               236                 30

DISCONTINUED OPERATIONS
   (Loss) income from discontinued operations                     (101,674)         (30,116)               921                118
                                                              -------------    -------------    ---------------    ---------------

NET (LOSS) INCOME                                                 (101,674)         (34,847)             1,157                148
                                                              =============    =============    ===============    ===============

NET (LOSS) INCOME PER SHARE - BASIC AND DILUTED                      HK$              HK$                HK$                 US$%
   (Loss) income per common stock from
     continuing operations                                             -            (0.1784)            0.0011             0.0001
   (Loss) income per common stock from
     discontinued operations                                       (5.1053)         (1.1355)            0.0042             0.0005
                                                              -------------    -------------    ---------------    ---------------
   Net (loss) income per common stock
     - basic and diluted                                           (5.1053)         (1.3139)            0.0052             0.0007
                                                              -------------    -------------    ---------------    ---------------

Weighted average number of shares outstanding during the year
   -basic and diluted                                           19,915,292       26,522,467        221,158,647        221,158,647
                                                              -------------    -------------    ---------------    ---------------


    The accompanying notes are an Integral part of these financial statements

                       CHINA TECHNOLOGY GLOBAL CORPORATION
             (PREVIOUSLY DF CHINA TECHNOLOGY INC.) AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005


                                                                 Common stock           Contributed      Accumulated
                                                              Shares         Amount         surplus          deficit         Total
                                                                            HK$'000         HK$'000          HK$'000       HK$'000
Balance at March 31, 2002                                 19,915,292        241,920           4,677        (125,055)       121,542
Net loss for the year                                            -              -               -          (101,674)      (101,674)
                                                       --------------   ------------    ------------    ------------    -----------
Balance at March 31, 2003                                 19,915,292        241,920           4,677        (226,729)        19,868
New issue of 3,201,513 shares on conversion
   of debts on June 11, 2003                               3,201,513          5,744             -               -            5,744

New issue of 1,680,000 shares for the exercise
   of options on August 1, 2003                            1,680,000          3,014             -               -            3,014

New issue of 100,310 shares for the exercise
   of options on August 25, 2003                             100,310            224             -               -              224

New issue of 48,909 shares for settlement
   of an employee's debt on September 30, 2003                48,909            401             -               -              401

New issue of 30,000 shares for the exercise
   of options on October 10, 2003                             30,000             54             -               -               54

New issue of 1,144,688 shares for private
   placement on November 18, 2003                          1,144,688          2,000             -               -            2,000

New issue of 21,500,000 shares for
   private placement on February 20, 2004                 21,500,000         33,391             -               -           33,391

Net loss for the year                                            -              -               -               -          (34,847)
                                                       --------------   ------------    ------------    ------------    -----------
Balance at March 31, 2004                                 47,620,712        286,748           4,677        (261,576)        29,849

New issue of 5,200,000 shares for
   private placement on April 20, 2004                     5,200,000         16,386             -               -           16,385

New issue of 197,799,000 shares for
   the acquisition of a subsidiary on May 25, 2004       197,799,000        617,132             -               -          617,132

New issue of 13,328,624 shares for
   settlement of debts on March 30, 2005                  13,328,624          9,357             -               -            9,357

Net profit for the year                                          -              -               -             1,157          1,157
                                                       --------------   ------------    ------------    ------------    -----------
Balance at March 31, 2005                                263,948,336        929,623           4,677        (260,419)       673,881
                                                       ==============   ============    ============    ============    ===========


    The accompanying notes are an integral part of these financial statements

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005


                                                                                       YEAR ENDED MARCH, 31
                                                                          2003          2004            2005           2005
                                                                       HK$'000       HK$'000         HK$'000        US$'000
                                                                       -------       -------         -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss) income from continuing operations                           -          (4,731)            236             30
   Net loss from discontinued operations                             (101,674)      (30,116)            921            118
                                                                 -------------   -----------   -------------   ------------
      Total net (loss) income                                        (101,674)      (34,847)          1,157            148
   Adjusted to reconcile net loss to net cash
      used in operating activities:
      Depreciation                                                        -             -               554             71
      Provision for doubtful debts                                        -             -               920            118
      Provision for inventories obsolescence                              -             -             1,232            158
      Impairment loss on investment in affiliate                          -             -                 1            -
      Discontinued operations, net                                     99,853        28,976            (718)           (92)
   Changes in operating assets and liabilities
      (Increase) in:
      Accounts receivable, net                                            -             -            (1,459)          (187)
      Inventories, net                                                                               (281)           (36)
      Other receivables                                                   -            (530)        (13,804)        (1,770)
      Due from related companies                                          -         (18,843)       (227,652)       (29,186)
      Due from a stockholder                                              -             -           (18,073)        (2,317)
      Increase (decrease) in:
      Accounts payable                                                    -              (9)            (50)            (6)
      Other payables and accrued liabilities                              -             260           2,426            311
      Due to a related company                                            -           2,356          (1,748)          (224)
      Discontinued operations, net                                      1,034          (339)         (3,680)          (472)
                                                                 -------------   -----------   -------------   ------------
      Net cash used in operating activities                              (787)      (22,976)       (261,175)       (33,484)
                                                                 -------------   -----------   -------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of property and equipment                                  -             (15)         (2,161)          (277)
   Acquisition of a subsidiary                                            -             -          (487,508)       (62,501)
   Discontinued operations, net                                            (3)          (23)            -              -
                                                                 -------------   -----------   -------------   ------------
      Net cash used in investing activities                                (3)          (38)       (489,669)       (62,778)
                                                                 -------------   -----------   -------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   New issue of common stock                                              -          39,084         642,875         82,420
   Bank loans borrowed                                                    -             -           193,635         24,825
   Discontinued operations, net                                           730           217             -              -
                                                                 -------------   -----------   -------------   ------------
      Net cash provided by financing activities                           730        39,301         836,510        107,245
                                                                 -------------   -----------   -------------   ------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                      (60)       16,287          85,666         10,983

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            116            56          16,343          2,095
                                                                 -------------   -----------   -------------   ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                   56        16,343         102,009         13,078
                                                                 -------------   -----------   -------------   ------------
Continuing operations                                                      14        16,059         101,962         13,072

Discontinued operations                                                    42           284              47              6
                                                                 -------------   -----------   -------------   ------------


    The accompanying notes are an integral part of these financial statements

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

China Technology Global Corporation (formerly DF China Technology Inc.) (the "Company") was incorporated in the British Virgin Islands (the "BVI") on June 24, 1996. Prior to June 30, 2000, Dransfield Holdings Limited ("DHL"), a company incorporated in the Cayman Islands and the shares of which are listed for trading on the main board of The Stock Exchange of Hong Kong Limited, was the holding company of the Group. On June 30, 2000, 8,325,700 shares of the Company were distributed in specie by DHL to its stockholders. During fiscal year 2002, DHL sold 1,973,600 shares, which reduced its equity interest in the Company from 29.67% to 19.76%. On June 11, 2003, DHL increased its equity interest to 30.87% by converting the debts owed to them into 3,201,513 shares. During the year, DHL reduced its equity interest to 0.45%.

During the fiscal year 2002, DHL became the wholly-owned subsidiary of China Merchants DiChain (Asia) Limited ("CMDA"), which replaced DHL to list on the main board of The Stock Exchange of Hong Kong Limited.

The Company and its subsidiaries (hereinafter referred to as the ("Group") are principally engaged in two industry segments of paper trading and paper manufacturing before acquiring DiChain Software Systems (Shenzhen) Company Limited ("DiChain Software") in May 2004. Paper trading is being operated in Hong Kong, Macau and other parts of the People's Republic of China (the "PRC"). The manufacturing of hygienic paper is being operated in the PRC. After acquiring DiChain Software, the Group is principally engaged in the design, manufacture and sale of computer software and hardware products and systems solutions for the supply chain management and logistics industry in the PRC. Intercompany balances and transactions have been eliminated on consolidation.

On January 26, 2004, the Company entered into an agreement (the "Agreement") with Gumption Trading Limited ("Gumption Trading"), a company incorporated in the BVI, and Guangzhou Dransfield Paper Limited, a wholly owned subsidiary of the Company. Pursuant to the Agreement, the Company sold to Gumption Trading (i) all of the shares of its wholly owned subsidiaries DF Paper Guangdong Limited, Guangdong Dransfield Paper Limited, DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Company Limited, and (ii) all fixed assets of its subsidiary in Conghua, Guangzhou Dransfield Paper Limited. Guangzhou Dransfield Paper Limited agreed to lease back assets from Gumption Trading for its paper manufacturing operations at a rent of HK$1 per annum for a term of one year, renewable yearly thereafter upon mutual agreement. For such purchase, Gumption Trading paid to the Company a nominal

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


aggregate amount of HK$5 and assumed all of the Company's liabilities, including liabilities related to such subsidiaries and assets, incurred by the Company prior to January 28, 2004. The Company entered into this transaction primarily to streamline its operations. This transaction closed on January 28, 2004.

The leased back assets are the basis for the operating revenue from paper manufacturing business, which provides a solid platform for the paper manufacturing business. On March 30, 2005, the Group ceased the paper manufacturing operation and the leased assets were returned to the owner.

On May 25, 2004, the Company completed its acquisition of all the capital stock of DiChain Software. The Company issued 197,799,000 shares of its common stock to the six shareholders of DiChain Software in exchange for all the capital stock of DiChain Software. DiChain Software is engaged in the design, manufacture and sale of computer software and hardware products and systems solutions for the supply chain management and logistics industry in the PRC. The Group intends to expand the information technology business in the future by increasing the sales network and enhancing the marketing team. Following the acquisition of DiChain Software, the name of the Company was changed from DF China Technology Inc. to China Technology Global Corporation on January 12, 2005 to reflect the new line of business and the new management team.

On May 24, 2004, the Company increased its authorized common stock from 300,000,000 shares to 400,000,000 shares and preferred stock from 0 share to 100,000,000 shares.

On May 25, 2004 the common stock of the Company was delisted by The Nasdaq SmallCap Stock Market. One of the reasons for the delisting was that the Company's shareholders' equity had fallen below Nasdaq's required minimum of US$2,500,000. The application for the re-listing at Nasdaq SmallCap Stock Market was dismissed after two hearings.

Effective from February 7, 2005, the common stock of the Company is traded under the symbol "CTGLF" on the Over-The-Counter Bulletin Board ("OTCBB").

BASIS OF PRESENTATION

The  consolidated   financial   statements  were  prepared  in  accordance  with
accounting principles generally accepted in the United States of America ("U.S. GAAP").

The functional currency of the Group is Hong Kong Dollars except that of DiChain Software, which is the Chinese Renminbi ("RMB"). However, the consolidated financial statements have been prepared in Hong Kong dollars ("HK$"). For presentation and convenience of the reader, the financial statements have been

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


translated into United States dollars ("US$") using the approximate rate of exchange prevailing on March 31, 2005 which was US$1 = HK$7.8. No representation is made that Hong Kong dollars amounts could have been, or could be, converted into US$ at that rate or any other certain rate on March 31, 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its greater-than-50%-owned subsidiaries. Investments in affiliates in which the Company owns 20% to 50% and does not have a controlling interest are accounted for using the equity method. Investments in companies owned less than 20% are carried at cost. All significant intercompany accounts and transactions have been eliminated on consolidation.

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

ALLOWANCE FOR DOUBTFUL ACCOUNTS.

The Group records an allowance for doubtful accounts based on specifically identified amounts that are considered to be uncollectible. The Group has a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customers' credit worthiness or other matters affecting the collectibility of amounts due from such customers, could have a material affect on the results of operations of the Group in the period in which such changes or events occur. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the assets' estimated economic useful lives. The principal annual rates used are as follows:

Machinery and equipments                             5%

Computer equipments                                 18%

Motor vehicles                                      18%

Furniture, fixtures and office equipments           18%

GOODWILL

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations", the Group allocates the purchase prices of its acquisitions to the tangible assets acquired based on their estimated fair values. The excess purchase prices over those fair values are recorded as goodwill. The fair values assigned to intangible assets acquired are based on valuations negotiated at arms-length between the Company and the seller of the acquired assets. In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" and 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Goodwill arising on consolidation is not amortized, but will be reviewed at least once a year at the third quarter of each financial year for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For purposes of evaluating the recoverability of the carrying amount of goodwill, when undiscounted future cash flows will not be sufficient to recover the asset's carrying amount, the asset is written down to its fair value. The Group believes that no impairment of goodwill exists at March 31, 2005.

IMPAIRMENT OF LONG-LIVED ASSETS

The Group periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose. The Group believes that no impairment of property and equipment existed at March 31, 2005.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INVENTORIES

Inventories comprising goods held for resale, are stated at lower of cost, on a first-in, first-out basis, or market value.

INCOME TAXES

Income taxes, if any, are accounted for under SFAS, No. 109, "Accounting for income taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

FOREIGN CURRENCY TRANSLATION

Foreign currency transactions are translated into Hong Kong dollars at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Hong Kong dollars at the applicable rates of exchange ruling at that date. Capital accounts in foreign currencies are translated into Hong Kong dollars at their historical exchange rates when the capital transaction occurred. Net gains and losses resulting from foreign exchange translation are included in the statements of operations and stockholders' equity as other comprehensive income (loss). No translation difference was recorded for the three years ended March 31, 2005.

COMPREHENSIVE INCOME (LOSS)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to HK$ is reported as other comprehensive income (loss) in the statements of operations and stockholders' equity. No translation difference was recorded for the three years ended March 31, 2005.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


OPERATING LEASES

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to income on the straight-line basis over the term of the leases.

REVENUE RECOGNITION

The Group generates two revenue streams during the year: paper manufacturing and information technology development.

Paper manufacturing

Revenue from sales of goods is recognized on delivery to and upon acceptance by customers, when collectibility of the sales price is reasonably assured.

Information technology development

The Group's revenue is also derived from the procurement of hardware on behalf of customers, and professional services for system development, including design, planning, consulting, and system integration, the system consultancy services, and the monthly subscription fees for system services. System development service income is recognized based on the percentage of completion method. Revenues from customer contracts requiring significant production, modifications, or customization of the software are recognized over the installation and customization period. Labor hours and direct project expenses are used to determine the stage of completion, except for revenues associated with the procurement of hardware. Revenues from sales of hardware are recognized upon delivery. Costs related to insignificant obligations for a period of up to one year, which include telephone support, are accrued at the time the revenue is recorded. System consultancy services are recognized when services are rendered and obligations under related contracts are fulfilled. Subscription fees for system services are recognized over the contract period.

Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated losses on uncompleted contracts. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ADVERTISING EXPENSES

Advertising expenses are charged to the statements of operations when incurred.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include payroll, employee benefits and other employee-related costs associated with product development. Technological feasibility for the Group's software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, the Group expenses all research and development costs when incurred.

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

Pro-forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and has been determined as if the Group had accounted for its stock options under the fair value method of that statement. No options were granted in 2002. During 2005, a total of 750,000 stock options were granted to certain members of the Company's management at an exercise price of US$0.2 per share. The weighted-average fair value of options granted in 2003, 2004 and 2005 estimated on the date of grant using a Black-Scholes option pricing model was US$0.24, US$0.24 and US$0.33 respectively. The fair value for these options was estimated at the respective dates of grant using the following weighted-average assumptions for the respective dates of grant:

                                                                             Options granted in
                                                                     2003           2004            2005
Risk-free interest rate                                              2.5%          2.13%           3.42%
Dividend yield                                                        Nil            Nil             Nil
Volatility factor of the expected market price
  of the common stock                                                100%           100%            100%
Weighted average expect life                                  9.125 years    9.292 years      8.93 years

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


COMMON STOCK OPTIONS

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of trade options, and because changes in these subjective input assumptions can materially affect the affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

At March 31, 2005, the Company has one stock-based employee compensation plan, which is described more fully in Note 23. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                   2003           2004         2005        2005
                                                                HK$'000        HK$'000      HK$'000     US$'000

Net (loss) income, as reported                                (101,674)       (34,847)        1,157         148
Deduct: total stock-based employee
  compensation expenses determined under the
  fair value based method for all awards,
  net of related tax effects                                      (251)           -             -           -
Proforma net (loss) income                                    (101,925)       (34,847)        1,157         148
                                                            ---------------------------------------------------

Basic and diluted net (loss) income per share
  - As reported                                                (5.1053)       (1.3139)       0.0052      0.0007
  - Proforma                                                   (5.1199)       (1.3139)       0.0052      0.0007
                                                            ===================================================

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, Inventory Costs-- an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Group.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions--an amendment of FASB Statements No. 66 and 67" ("SFAS
152) The amendments made by Statement 152 This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Group does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

On December 16, 2004, the FASB published SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R are effective as of the first interim period that begins after June 15, 2005. Accordingly, the Group will implement the revised standard in the first quarter of fiscal year 2006. Currently, the Group accounts for its share-based

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management does not believe the adoption of this revised standard will have any immediate materially impact on the Group's financial position and results of operations or cash flows.

On December 16,  2004,  the FASB issued SFAS No. 153,  Exchanges of  Nonmonetary
Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions ("SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. The Group does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company is required to adopt the provisions of FIN 47 no later than the second quarter of its fiscal 2006. The Group does not expect the adoption of this Interpretation to have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Group does not expect the adoption of this SFAS to have a material impact on its consolidated financial position, results of operations or cash flows.

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income (loss) per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are anti-dilutive.

The basic net income (loss) per share for the years ended March 31, 2003, 2004 and 2005 were computed by dividing net income (loss) applicable to common stock by the weighted average number of 19,915,292, 26,522,467 and 221,158,647 shares of common stock, respectively.

The amount of diluted net income (loss) per share for each of the years ended March 31, 2003, 2004 and 2005 are the same as those of basic net income (loss) per share, as the Company's stock options outstanding during each of these years had anti-dilutive effect on the basic net income (loss) per share. The outstanding stock options which had anti-dilutive effect on the basic net income
(loss) per share are 1,147,000, nil and 750,000 for each of the years ended March 31, 2003, 2004 and 2005, respectively.

                                                                     Year ended March 31,
                                                       2003            2004             2005            2005
                                                    HK$'000         HK$'000          HK$'000         US$'000
Numerator for basic and diluted
  (loss) income per share:
    Net (loss) income                             (101,674)        (34,847)            1,157             148
                                               ==============================================================

Denominator for basic and diluted
  (loss) income per share:
    Weighted average number of shares           19,915,292      26,522,467       221,158,647     221,158,647
                                               ==============================================================

Basic and diluted (loss) income per share          (5.1053)        (1.3139)           0.0052          0.0007
                                               ==============================================================

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SEGMENTS

The Group operates in two reportable segments; paper trading and paper manufacturing (both discontinued) and the information technology development. The paper trading and paper manufacturing segments were held as discontinued operations in 2003, 2004 and 2005. All information for this segment has been omitted from segment presentation and therefore segment disclosure is not presented.

RECLASSIFICATIONS

Where applicable, reclassifications have been adjusted to disclose them on the same basis as current year figures.

ROUNDING UP OF AMOUNTS

Amounts  in  the  consolidated   financial  statements  have,  unless  otherwise
indicated, been rounded to the nearest thousand HK$ or US$.

NOTE 3 - BUSINESS COMBINATION

On May 25, 2004, pursuant to a Sale and Purchase Agreement ("the Agreement"), the Company completed its acquisition of all the capital stock of DiChain Software. The Company issued 197,799,000 shares of its common stock to the six shareholders of DiChain Software in exchange for all the capital stock of DiChain Software. The acquisition has been accounted for by the purchase method. The purchase price was determined by the fair value of the consideration given up, being US$79,120,000, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition in the following table.

                                                    HK$'000             US$'000

Cash and cash equivalents                           174,151              22,327
Accounts receivable                                   3,065                 393
Inventories                                             577                  74
Other current assets                                185,749              23,814
Property and equipment                                1,747                 224
Goodwill                                            487,508              62,501
Accounts payable                                      (156)                (20)
Other payables and accrued liabilities              (5,374)               (689)
Notes payable                                     (230,131)            (29,504)
                                              ---------------------------------
Total                                               617,136              79,120
                                              =================================

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The operating results of DiChain Software from May 27, 2004 to March 31, 2005 are included in the consolidated statements of operations. The following proforma financial information is presented as if the DiChain acquisition had been made on April 1, 2002, at the beginning of fiscal 2003. The unaudited proforma information was derived from DiChain Software and they are not necessarily indicative of the results that may be expected for future years, in which the Group might realize revenue enhancements and/or costs savings.

                                                                      Year ended March 31,
                                                         2003           2004            2005          2005
                                                      HK$'000        HK$'000         HK$'000       US$'000
Net sales                                              27,684         29,429          20,576         2,638
Net (loss) income                                    (91,026)       (25,935)           1,989           255
                                                          HK$            HK$             HK$           US$
Net (loss) income per share                           (4.571)        (0.978)           0.009         0.001

NOTE 4 - DISCONTINUED OPERATIONS

On March 30, 2005, the Group discontinued the operations of paper trading and paper manufacturing. The financial statements for the operations of paper trading and paper manufacturing have been classified as discontinued operations at March 31, 2004 and 2005. The amounts reported as assets and liabilities of net assets held from discontinued operations at March 31, 2004 and 2005 are as follows:

                                                                            2004             2005              2005
                                                                         HK$'000          HK$'000           US$'000
                                                                    ------------------------------------------------
Current assets                                                             1,326              296                38

Property and equipment                                                         -                -                 -
                                                                    ------------------------------------------------
   Assets of discontinued operations                                       1,326              296                38
                                                                    ================================================

Current portion of liabilities of discontinued operations                  4,230            1,193               153
                                                                    ================================================

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The operations of paper trading and paper manufacturing have been reclassified as discontinued operations in the accompanying consolidated financial statements of operations for the years ended March 31, 2003, 2004 and 2005 and are summarized as follows:

                                                                        Year ended March 31,

                                                               2003         2004         2005         2005

                                                            HK$'000      HK$'000      HK$'000      US$'000

Net sales                                                    5,488        4,131        2,707          347

Cost of sales                                               (4,139)      (3,619)      (1,801)        (231)

Gross profit                                                 1,349          512          906          116

Operating expenses                                          (5,257)      (3,270)      (1,053)        (135)

Other operating income                                          26          124        1,068          137

Net (loss) income from operation                            (3,882)      (2,634)         921          118

Other losses

  Loss on disposal of subsidiary                                 -       (7,979)           -            -

  Loss on disposal of property and equipment                     -      (19,500)           -            -

  Impairment loss on property and equipment                (97,792)           -            -            -

  Bank interest expenses                                         -           (3)           -            -

Net (loss) income                                         (101,674)      (3,116)         921          118


                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                           Year ended March, 31
                                  2003         2004         2005         2005
                               HK$'000      HK$'000      HK$'000      US$'000
Administrative expenses
  Depreciation                   1,848        1,279          554           71
  Advertising expenses             -            -            148           19
  Operating lease rentals          -            -          1,053          135
  Research expenses                -            -            -            -
                             ================================================



NOTE 6 - SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR INTEREST AND INCOME TAXES

                                           Year ended March, 31
                                  2003         2004         2005         2005
                               HK$'000      HK$'000      HK$'000      US$'000
Cash paid during the year
  Interest                         -            -            796          102
  Income taxes                     -            -         10,288        1,319
                              ===============================================


NON-CASH FINANCING ACTIVITIES

On June 11, 2003, the Company issued a total of 3,201,513 shares of its common stock at a market value of US$0.23 each to DHL to settle partially debts due to DHL up to a total of HK$5,744,000 (US$736,000).

On May 25, 2004, the Company issued a total of 197,799,000 shares of its common stock at US$0.4 each to the six shareholders of DiChain Software to acquire the entire interests of DiChain Software of HK$617,133,000 (US$79,120,000).

On March 30, 2005, the Company issued a total of 13,328,624 shares of its common stock at a market value of US$0.09 each to CMDA to settle partially debts due to Victorison Logistics Limited ("VLL"), a wholly owned subsidiary of CMDA up to a total of HK$9,357,000 (US$1,200,000).

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

Grandom Dransfield (International) and Company Limited and Dransfield Paper (HK) Trading Limited, wholly-owned subsidiaries of the Group, were incorporated in Hong Kong and under the current Hong Kong tax law, any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

Guangzhou Dransfield Paper Limited ("GDP"), a co-operative joint venture formed in the PRC and DiChain Software, a wholly foreign owned enterprise formed in the PRC, in which the Group has 100% interest (2004: GDP - 100%; DiChain Software - 0%) are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises and 15% for software technology enterprises respectively. The companies are eligible for full exemption from PRC income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on GDP as it did not generate profits for each of the three years ended March 31, 2005.

Total income tax expense differs from the amount computed by applying the Hong Kong applicable statutory income tax rate of 2005: 17.5%, 2004: 17.5% and 2003:
16% to income before taxes as follows:

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        Year ended March 31,
                                                               2003          2004         2005          2005
                                                            HK$'000       HK$'000      HK$'000       US$'000
Computed expected income taxes                             (16,268)       (6,450)          296            38
Non-deductible losses of the Company
  and subsidiaries                                          16,103         6,682         1,076           138
Non-taxable income                                             -            (232)          -             -
Tax losses utilized                                            -             -            (133)          (17)
Difference in tax rate                                         -             -            (179)          (23)
Exemption granted                                              -             -            (530)          (68)
Change of tax rates                                            -            (221)          -             -
Valuation allowance                                            165           221           -             -
                                                         ----------------------------------------------------
Tax charge for the year                                        -             -             530            68
                                                         ====================================================

Deferred tax asset is comprised
  the following:
Tax losses carried forwad                                    2,360         2,581         2,200           282
Valuation allowance                                         (2,360)       (2,581)       (2,200)         (282)
                                                         ----------------------------------------------------
                                                               -             -             -             -
                                                         ====================================================

Due to its history of losses for the companies subject to Hong Kong Profits Tax, the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Group has provided a valuation allowance covering 100% of its net deferred tax assets.

As at March 31, 2005, the Group has Hong Kong tax losses carry forward of approximately HK$12,588,000 (US$1,614,000) (2004 and 2003: HK$14,747,000
(US$1,890,000)   2002:   HK$13,718,000    (US$1,758,000)   2001:   HK$12,379,000
(US$1,587,000)), which has not yet been confirmed by the Hong Kong Inland Revenue Department ("IRD") as the IRD implemented an assessing program known as "Assess First Audit Later". Currently, the Hong Kong tax losses as can be carried forward indefinitely.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - ACCOUNTS RECEIVABLE, NET

                                                   Year ended March 31,
                                               2004         2005         2005
                                            HK$'000      HK$'000      US$'000

Accounts receivable - trade                     -          1,459          187
Less: Allowance for doubtful debts              -            -            -
                                          ------------------------------------
                                                -          1,459          187
Discontinued operations                         549           55            7
                                          ------------------------------------
                                                549        1,514          194
                                          ====================================
Movement of allowance for doubtful debts
  Balance as at April 1                         -            -            -
  Provided during the year                      -            -            -
                                          ------------------------------------
                                                -            -            -
  Discontinued operations                       472          -            -
                                          ------------------------------------
  Balance as at March 31                        472          -            -
                                          ====================================

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVENTORIES, NET

                                            Year ended March 31,
                                            2004          2005           2005
                                         HK$'000       HK$'000        US$'000

Inventories                                  -          1,513            194
Less: Allowance for obsolescence
           and net realizable value          -         (1,232)          (158)
                                        -------------------------------------
                                             -            281             36
Discontinued operations                      273          -              -
                                        -------------------------------------
Inventories, net                             273          281             36
                                        =====================================

Movement of allowance for obsolescence
  and net realizable value
    Balance as at April 1                    -            -              -
    Provided during the year                 -          1,232            158
                                        -------------------------------------
                                             -          1,232            158
    Discontinued operations                1,211          -              -
                                        -------------------------------------
    Balance as at March 31                 1,211        1,232            158
                                        =====================================



NOTE 10 - PROPERTY AND EQUIPMENT

                                             Year ended March 31,
                                               2004          2005         2005
                                            HK$'000       HK$'000      US$'000

Machinery and equipment                          15          -            -
Computer equipment                              -          2,005          257
Motor vehicles                                  -            889          114
Furniture, fixtures and office equipment        -             78           10
                                            ----------------------------------
                                                 15        2,972          381
Less: Accumulated depreciation                  -         (1,350)        (173)
                                            ----------------------------------
                                                 15        1,622          208
                                            ==================================

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


On January 26, 2004, the Company entered into the Agreement with Gumption Trading, a company incorporated in the BVI, and GDP. Pursuant to the Agreement, the Company sold to Gumption Trading (i) all of the shares of its wholly owned subsidiaries DF Paper Guangdong Ltd., Guangdong Dransfield Paper Ltd., DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Co. Ltd., and (ii) all fixed assets of its subsidiary in Conghua, GDP. GDP agreed to lease back these assets from Gumption Trading for its paper manufacturing operations at a rent of HK$1 per annum for a term of one year, renewable yearly thereafter upon mutual agreement. For such purchase, Gumption Trading paid to the Company a nominal aggregate amount of HK$5 and assumed all of the Company's liabilities including liabilities related to such subsidiaries and assets, incurred by the Company prior to January 28, 2004. The Group recorded a loss of HK$19,500,000 (US$2,500,000) in last year resulting from the disposal of the fixed assets described above.

On March 30, 2005, the management discontinued the paper manufacturing business and terminated the lease back agreement.

NOTE 11 - INTEREST IN AN AFFILIATE

On August 8, 2000, the Group entered into an agreement with a third party whereby the Group agreed to acquire 26% equity interest in Tianjin 3D Image Technique Company Limited ("TJ3D") for a consideration of 1,560,000 shares of the Company's common stock valued at HK$12,936,000 (US$1,658,000) based upon the closing price of the Company's common stock on August 8, 2000.

TJ3D is engaged in production and distribution of three-dimensional visual products, which were developed by Professor Li, an ex-executive director of the Company and his team. Professor Li was appointed as a director of DFCT on August 16, 2000 subsequent to the acquisition of TJ3D.

The investment is accounted for using the equity method. The Group's proportionate share of the affiliate's net loss in 2002 amounted to HK$1,332,000 (US$171,000). The affiliate did not achieve the profitability target established prior to acquisition by a significant margin. Due to changes in market conditions, the former management believed that the investment's impairment is other than temporary based on an analysis of discounted cash flows. Accordingly, impairment losses of HK$3,262,000 (US$418,000) and HK$1 (US$1) were recorded in 2002 and 2005 respectively. The impairment losses and the amortization of excess of carrying value over equity in net assets are recorded in the statement of operations in equity in loss of affiliate.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - DUE FROM RELATED COMPANIES

On October 28, 2004, the Group received letters from three of the investors in its February 2004 private placement stating their desire to rescind their purchase of an aggregate of 11,200,000 shares in light of the Group's subsequent receipt of a delisting notice from Nasdaq in March 2004. These letters confirmed oral requests made by these investors earlier in 2004. In March 2004, the Group established a fund of RMB20 million (US$2,417,000) for investment purposes with Shenzhen International Trust Investment Company, a nationally owned investment company. As a result of the requests from investors, and for the purpose of repaying these investors in the event that the Company's board of directors decided to take such action, the fund of RMB20 million (US$2,417,000) was set aside into escrow (the "Escrow") pursuant to the terms of a loan agreement dated March 26, 2004 between Shenzhen International Trust Investment Company and a related company of the Group, China Merchants DiChain Investment Holdings Limited ("China Investment Holdings"). Pursuant to the terms of the loan agreement, the initial duration of the loan was for one year bearing interest of 4.8% per year. The Escrow was held by China Investment Holdings and is available to the Group on demand. All interest earned on the Escrow remains with China Investment Holdings. DiChain Holdings Ltd., the parent and owner of all of the capital stock of China Investment Holdings, agreed to guarantee payment of the Escrow to the Group should China Investment Holdings fail to repay the Escrow. Based on the advice of counsel, the Group demanded repayment of the Escrow in November 2004 and as at March 31, 2005, the Escrow was fully received by the Group.

The amounts due from related companies as at March 31, 2005 represent expenses paid by the Group on behalf of its related companies and the advances to the related companies. The funds were obtained from bank loans borrowed by DiChain Software before its acquisition by the Group and the loans were guaranteed by certain directors of the Group and companies within the same group of the related companies to the extent of HK$264,151,000 (US$33,858,000). The balances of HK$186,942,000 (US$23,967,000) are unsecured, interest free and have no fixed terms of repayments. The remaining balances are unsecured, bearing interest at 6.8% per annum and have no fixed terms of repayments.

NOTE 13 - DUE FROM A STOCKHOLDER

The balance due from a stockholder was deposit placed with the stockholder to guarantee the specific performance by the Company to remain listing on any United States exchange board. The deposit bore no interest and was fully repaid in June 2005.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - DUE TO A RELATED COMPANY

The balance due to a related company represents expenses paid by the related company on behalf of the Group. The balance is unsecured, interest-free and has no fixed terms of repayment.

On March 30, 2005, the Company issued a total of 13,328,624 shares of common stock at a market value of US$0.09 per share to CMDA, the holding company of the related company to partially settle the debts due to the related company up to a total of HK$9,357,000 (US$1,200,000.)

On June 11, 2003, the Company issued a total of 3,201,513 shares of common stock at a market value of US$0.23 per share to DHL to partially settle the debts due to DHL up to a total of HK$5,744,000 (US$736,410).

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - NOTES PAYABLE

                                                                                 Year ended March 31,
                                                                              2004          2005        2005
                                                                           HK$'000       HK$'000     US$'000
Note payable to a bank, interest rate at 6.138% per annum,
US$5,000,000 secured by bank deposits and remaining
balance secured by guarantees from its affiliates at no cost
to the Group, due on November 18, 2005                                         -          75,465       9,675

Note payable to a bank, interest rate at 4.779% per annum,
US$6,000,000 secured by bank deposits, due on
June 23, 2005.                                                                 -          45,283       5,804

Note payable to a bank, interest rate at 5.841% per annum,
secured by guarantees from its affiliates at no cost to the
Group, due on June 30, 2005.                                                   -          23,575       3,024

Note payable to a bank, interest rate at 5.76% per annum,
secured by guarantees from its affiliates at no cost to the
Group, due on June 16, 2005.                                                   -           5,660         726

Note payable to a bank, interest rate at 5.76% per annum,
secured by guarantees from its affiliates at no cost to the
Group, due on June 10, 2005                                                    -          13,200       1,692

Note payable to a bank, interest rate at 5.31% per annum,
secured by guarantees from its affiliates at no cost to the
Group, due on May 27, 2005.                                                    -          28,291       3,627

Note payable to a bank, interest rate at 5.31% per annum,
secured by guarantee from a third party at no cost to the
Group, due on April 12, 2005.                                                  -           2,161         277
                                                                       -----------   -----------   ---------
                                                                               -         193,635      24,825
Less current maturities                                                        -         148,352      19,021
                                                                       -----------   -----------   ---------
                                                                               -          45,283       5,804
                                                                       ===========   ===========   =========

The maturities of notes payable for the year ended March 31, 2006 and 2007 are HK$148,352,000 and HK$45,283,000 respectively.

Interest paid for the years ended March 31, 2003, 2004 and 2005 was HK$0, HK$0 and HK$11,730,000 (US$1,504,000) respectively.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

As of March 31, 2005, the Group had operating lease agreements principally for its office premises in the PRC. Such leases have remaining terms of 9 months and are renewable subject to negotiation. Rental expense for the year ended March 31, 2003, 2004 and 2005 was HK$0, HK$0 and HK$1,049,000 (US$135,000)
respectively.

Future minimum lease payments under the above non-cancellable operating lease agreements as at March 31, 2005 are HK$1,044,000 (US$134,000), which are due in the fiscal year 2006.

CONTINGENCIES

(a) On January 26, 2004, the Company, Gumption Trading Limited (the "Purchaser") and Guangzhou Dransfield Paper Ltd. ("GDP") entered into the Agreement wherein the Company disposed of a majority of its assets primarily to streamline its paper operations. The Purchaser assumed all the liabilities including contingency liabilities of the Company and its subsidiaries incurred by the Company prior to January 28, 2004. By a guarantee dated January 28, 2004 and by a deed of confirmation dated September 20, 2004, the guarantor, an independent third party, guaranteed to the Company and GDP the due payment by the Purchaser of all sums and charges under the Agreement and due performance and observance by the Purchaser of the terms and conditions of the Agreement.

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

(b) In May 2004, Mr. Horace Yao Yee Cheong ("Mr. Yao"), the former chairman and executive director of the Company, sued the Company, seeking, inter alia, the unpaid remuneration of HK$480,000 and a short term advance of HK$1,162,222, plus interest and costs, and specific performance by the Company to allot to Mr. Yao 1,153,846 fully paid shares of common stock and 62,500 shares of common stock at US$0.001 par value. Mr. Yao's claim falls within the ambit of the Agreement as

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      supplemented by the Guarantee and thus no provision in relation to the claimed amount has been made in the financial statements.

(c) In connection with the preparation of this Annual Report on Form 20-F and after consultation with its legal counsel in the BVI, the Group was informed that it should have sought and received shareholder approval under BVI law prior to entering into the Agreement due to the fact that the combined assets being sold by the Group at such time exceeded fifty percent (50%) of its total assets. The Group has engaged BVI counsel and U.S. counsel to prepare the documents required to obtain the approval of its shareholders at a special meeting to ratify the transaction into which we entered with Gumption Trading. Pursuant to the laws of the BVI, upon the Group receiving approval from a majority of its shareholders, the transaction with Gumption Trading will be ratified and approved as if such shareholder approval had been received prior to the execution of the Agreement. Section 83 of the International Business Companies Act (Cap.
      291) of the BVI provides dissenters rights for those of the Group's shareholders who held their shares at the time of this transaction and exercise their right to dissent from the transaction entitling them to receive fair value for their shares. On November 8, 2004, we filed a report on Form 6-K with the SEC in connection with the Agreement and the required shareholder approval. In connection with the dissenters rights, the Group is unable to quantify at this time the number of shareholders who held their shares at the time of this transaction and who may exercise their right to dissent from the transaction.

NOTE 17 - STOCKHOLDERS' EQUITY

STOCK ISSUANCES

(a) On June 11, 2003, the Company issued 3,201,513 shares of its common stock at a market value of US$0.23 per share to a related company to pay indebtedness owed to the related company in the amount of HK$5,744,000 (US$736,000).

(b) On August 1, 2003, the Company issued 1,680,000 shares of its common stock at a fair value of US$0.23 per share for the exercise of options in the amount of HK$3,014,000 (US$386,000).

(c) On August 25, 2003, the Company issued 100,310 shares of its common stock at a fair value of US$0.29 per share for the exercise of options in the amount of HK$224,000 (US$29,000).

(d) On September 30, 2003, the Company issued 48,909 shares of its common stock at a fair value of US$1.05 per share for settlement of an employee's debt in the amount of HK$401,000 (US$51,000).

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(e) On October 10, 2003, the Company issued 30,000 shares of its common stock at a fair value of US$0.23 per share for the exercise of options in the amount of HK$54,000 (US$7,000).

(f) On November 18, 2003, the Company issued 1,144,688 shares of its common stock at a fair value of US$0.224 per share for private placement to an investor in the amount of HK$2,000,000 (US$256,000).

(g) On February 20, 2004, the Company issued 21,500,000 shares of its common stock at a fair value of US$0.2 per share for private placement to seven investors in the amount of HK$33,391,000 (US$4,281,000).

(h) On April 20, 2005, the Company issued 5,200,000 shares of its common stock at a fair value of US$0.404 per share for private placement to an investor in the amount of HK$16,386,000 (US$2,101,000).

(i) On May 25, 2005, the Company issued 197,799,000 shares of its common stock at a market value of US$0.4 per share to the shareholders of DiChain Software to acquire the entire interests of DiChain Software of HK$617,132,000 (US$79,120,000).

(j) On March 30, 2005, the Company issued 13,328,624 shares of its common stock at a market value of US$0.09 per share to a related company to pay indebtedness to a related company in the amount of HK$9,357,000 (US$1,200,000).

NOTE 18 - RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

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

Storage and delivery charges paid to the related party for the years ended March 31, 2003, 2004 and 2005 was HK$725,000, HK$0 and HK$0 (US$0) respectively.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Management fee

On May 1, 2003, VLL, a related party of the Company, entered into an agreement with the Company whereby VLL agreed to provide management services to the Group at the monthly fee of HK$200,000 (US$26,000). According to the management, these transactions were carried out at the terms determined and agreed by the relevant parties.

Management fee paid to the related party for the years ended March 31, 2003, 2004 and 2005 was HK$0, HK$2,200,000 and HK$2,400,000 (US$308,000) respectively.

Fund Transfers

During the years presented, the Group obtained bank loans and made fund transfers to its related companies. The Group also obtained funds from its related companies. Details are set out in the consolidated statements of cash flows.

Interest Income

The Group received interest income from related companies for advances to them amounting to approximately HK$0, HK$0 and HK$12,090,000 (US$1,550,000) during the years ended March 31 2003, 2004 and 2005 respectively.

Guarantees

The following related parties have given guarantees to banks in respect of general banking facilities granted to the Group.


                                    RMB'000                 US$'000

Director                                65,000                  7,860

Related companies                      215,000                 25,998
                                      --------               --------

                                       280,000                 33,858
                                      ========               ========

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Settlement of Debts

On June 11, 2003, the Company issued 3,201,513 shares of its common stock at a market value of US$0.23 per share to a related company to pay indebtedness to the related company in the amount of HK$5,744,000 (US$736,000).

On March 31, 2005, the Company issued 13,328,624 shares of its common stock at a market value of US$0.09 per share to a related company to pay indebtedness owned to the related company in the amount of HK$9,357,000 (US$1,200,000).

The issue prices were determined after arm's length negotiations between the Company and the related companies.


NOTE 19 - LOSS ON DISPOSAL OF SUBSIDIARIES

                                                2004         2005          2005
                                             HK$'000      HK$'000       US$'000

Net assets disposed of:
Property, plant and equipment                12,835            -             -

Cash at bank                                     16            -             -

Prepayments and other receivables               179            -             -

Accrued liabilities and other payables       (1,860)           -             -

Construction payable                         (2,826)           -             -

Accrued rental payable                         (199)           -             -

Due to related companies                        (72)           -             -
                                          --------------------------------------
                                              8,073            -             -
Satisfied by cash of HK$5                         -            -             -
                                          --------------------------------------
Loss on disposal of subsidiaries              8,073            -             -
                                          --------------------------------------
Cash at bank disposal of                         16            -             -
                                          ======================================

The subsidiaries disposed of in last year did not have any significant impact on the Group's operating results and cash flows.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


During the year ended March 31, 2005, CS Paper Holdings (International) Limited, a dormant subsidiary incorporated in the BVI, was struck off from the Register of Companies of the BVI. The striking off of this subsidiary has no effect on the Group's operating results and cash flows for 2005.

NOTE 20 - FINANCIAL INSTRUMENTS

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

On January 26, 2004 pursuant to the Agreement with Gumption Trading, the Company sold four subsidiaries namely DF Paper Guangdong Limited, Guangdong Dransfield Paper Limited, DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Company Limited, and certain paper manufacturing assets at a total nominal consideration of HK$5 to Gumption Trading. The Agreement required Gumption Trading to assume all the liabilities related to such subsidiaries and assets prior to January 28, 2004. Under the Agreement, Gumption Trading also agreed to lease back part of the paper manufacturing assets to the Group at a nominal rental of HK$1 per annum.

NOTE 21 - PENSION PLAN

Prior to December 1, 2000, the Group was a member of a defined contribution pension plan of DHL (the "Plan"). All the full time permanent staff in Hong Kong, after the completion of one year's service, were eligible to join the Plan. The participants contributed 5% of their basic monthly salaries to the Plan while the Group contributed 5% to 6.5% of the basic monthly salaries of the participants depending on the number of years of employment of individual participants and such contributions were charged to the statement of operations as they became payable in accordance with the rules of the Plan. When an employee left the Plan prior to his/her interest in the Group employer contributions vested fully, the ongoing contributions payable by the Group could be reduced by the relevant amount of forfeited contributions.


On December 1, 2000, all of the members of the existing Plan were transferred to a Mandatory Provident Fund (the "MPF Plan"). All of the underlying assets of the existing Plan have been transferred to the MPF Plan. Contributions to the MPF are made based on rates applicable to the respective employees' monthly salaries and are charged to the profit and loss account as they become payable in accordance with government regulations. The assets of the MPF Plan are held separately

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


from those of the Group in an independently administered fund. The Group's employer contributions to the MPF Plan vest fully with the employees when contributed into the MPF Plan.

Employees in Mainland China are members of the Central Pension Plan operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their covered payroll to the Central Pension Plan to fund the benefits. The only obligation for the Group with respect to the Central Pension Plan is the associated required contributions under the Central Pension Plan, which are charged to the profit and loss account in the year to which they related.

Pension plan expenses, net of forfeited contributions, were insignificant for the three years ended March 31, 2005.

NOTE 22 - CONCENTRATIONS AND RISKS

MAJOR CUSTOMERS

During the fiscal years ended March 31, 2003, 2004 and 2005, 100% of the Group's assets were located in the PRC (including Hong Kong and Macau Special Administrative Regions) and 100% of the Group's revenues were derived from customers in the PRC.

For the fiscal year ended March 31, 2003, three customers accounted for more than 10% of the total net sales. Sales to these three customers were HK$1,499,000 (US$192,000 or 27%), HK$948,000 (US$122,000 or 17%) and HK$553,000
(US$71,000 or 10.1%) respectively. For the fiscal year ended March 31, 2004, five customers accounted for more than 10% of the total net sales. Sales to these five customers were HK$1,306,000 (US$167,000 or 31.6%), HK$563,000
(US$72,000 or 13.6%),  HK$529,000 (US$68,000 or 12.8%), HK$524,000 (US$67,000 or
12.7%) and HK$444,000 (US$57,000 or 10.7%) respectively. For the fiscal year ended March 31, 2005, three customers accounted for more than 10% of the total net sales. Sales to these three customers were HK$4,719,000 (US$605,000 or 26.8%), HK$4,415,000 (US$566,000 or 25.1%) and HK$3,853,000 (US$494,000 or
22.0%) respectively.

CONCENTRATION OF CREDIT RISK

The Group's principal activities are designing, manufacturing and selling computer software and hardware products and systems solutions for the supply chain management and logistics industry and manufacturing and the distribution of paper products. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The allowance for doubtful accounts that the Group maintains is based upon the expected collectibility of all accounts receivable.

CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Some of the Group's business is transacted in RMB, which is not freely convertible to other foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People's Bank of China. However, the unification of the exchange rates does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the Bank of China. Approval of foreign currency payments by the Bank of China or other institutions require submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

NOTE 23 - COMMON STOCK OPTIONS

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

The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Option Committee; provided, however, that as to an Incentive Option:

(a) granted to an Employee who, at the time of the grant of such Incentive Stock Option is subject to the United States' Internal Revenue Code and also owns stock representing more than 10% of the

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.


(b) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.


The status of the Company's stock options as of March 31 is summarized below:

                                          Number of     Weighted average
                                            options       exercise price
                                                                     US$

Outstanding at March 31, 2003               875,000                 0.65
Granted                                   1,710,000                 0.37
Exercised                                (1,755,000)                0.37
Cancelled                                  (830,000)                0.37
                                     ------------------------------------
Outstanding at March 31, 2004                     -
Granted                                     750,000                 0.20
                                     ------------------------------------
Outstanding at March 31, 2005               750,000
                                     ====================================

Options exercisable at:
March 31, 2003                                    -                    -
March 31, 2004                                    -                    -
March 31, 2005                                    -                    -
                                     ====================================

Weighted average fair value of options granted during the year ended
    March 31, 2003                                                  0.19
    March 31, 2004                                                  0.24
    March 31, 2005                                                  0.15
                                                            =============

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

                       CHINA TECHNOLOGY GLOBAL CORPORATION
                      (PREVIOUSLY DF CHINA TECHNOLOGY INC.)
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

NOTE 24- CONTRIBUTED SURPLUS

The amount represents a net compensation of HK$1,530,000 (US$196,000) from a minority shareholder, which was accounted for as a capital transaction in 1998, and accumulated stock compensation expense of HK$3,147,000 (US$403,000). No stock compensation expense was recognized for the three years ended March 31, 2005.